Form 20-F
period 2010-12-31
Velti plc
filed 2011-04-12
CIK 1490412

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________
FORM 20-F
____________________

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
 For the fiscal year ended December 31, 2010
 OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
 For the transition period from ________ to ________
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
 Date of event requiring this shell company report ________________

Velti plc
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant's name into English)
Jersey
(Jurisdiction of incorporation or organization)
First Floor, 28-32 Pembroke Street Upper
Dublin 2, Republic of Ireland
Attn: Sally J. Rau, Chief Administrative Officer and General Counsel
353 (0) 1234 2676
(Address of principal executive offices)
Securities registered pursuant to Section 12(b) of the Act:

Title of Class	Name of exchange on which registered
Ordinary Shares, £0.05 nominal value	NASDAQ
Ordinary Shares, £0.05 nominal value	AIM

Securities registered pursuant to Section 12(g) of the Act:
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the Company's classes of capital or ordinary stock as of the close of the period covered by the annual report: 38,341,760 ordinary shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Act of 1934.  Yes  ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.  Yes  ☐ No ☑

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes      ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☑

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP   ☑ International Financial Reporting Standards as issued by the International Accounting Standards Board ☐

Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐ Item 18 ☑
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐   No ☑

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes      ☑    No ☐

Velti plc
FORM 20-F Annual Report

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
 Not applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE.
 Not applicable.
ITEM 3. KEY INFORMATION
3.A.  Selected Financial Data

We have derived the consolidated statement of operations data for the years ended December 31, 2010, 2009 and 2008 and the consolidated balance sheet data as of December 31, 2010 and 2009 from our audited consolidated financial statements, which are included elsewhere in this annual report. We have derived the consolidated statements of operations data for the years ended December 31, 2007 and the balance sheet data as of December 31, 2008 and 2007 from our audited consolidated financial statements, which are not included in this annual report. The consolidated statement of operations data for the year ended December 31, 2006 and the consolidated balance sheet data as of December 31, 2006 are unaudited. This information was prepared on a basis consistent with that used in preparing our audited consolidated financial statements and includes all adjustments, consisting of normal recurring adjustments, which are necessary for a fair presentation of our financial position, results of operations and cash flows for the unaudited period.
Our historical results are not necessarily indicative of the results to be expected in any future period and should be read in conjunction with “Operating and Financial Review and Prospects,” and our consolidated financial statements and related notes included elsewhere in this annual report.

	Year ended December 31,
	2010	2009	2008	2007	2006
Consolidated Statements of Operations Data:	(in thousands)				(unaudited)
Revenue	$116,269	$89,965	$62,032	$16,394	$11,933
Costs and expenses:
Third-party costs	36,658	27,620	32,860	2,437	1,450
Datacenter and direct project costs	6,312	4,908	8,660	2,863	1,306
General and administrative expenses	22,484	17,387	6,660	4,075	1,988
Sales and marketing expenses	23,049	15,919	8,245	5,812	2,314
Research and development expenses	7,840	3,484	1,884	1,662	735
Acquisition related charges	5,364	—	—	—	—
Depreciation and amortization	12,131	9,394	4,231	3,013	1,441
Total costs and expenses	113,838	78,712	62,540	19,862	9,234
Income (loss) from operations	2,431	11,253	(508)	(3,468)	2,699
Interest expense, net	(8,069)	(2,370)	(1,155)	(338)	(250)
Income (loss) from foreign currency transactions	(1,726)	14	(1,665)	(154)	38
Other expenses	—	—	(495)	—	—
Income (loss) before income taxes, equity method investments and non-controlling interest	(7,364)	8,897	(3,823)	(3,960)	2,487
Income tax (expense) benefit	(3,771)	(410)	26	198	(458)
Loss from equity method investments	(4,615)	(2,223)	(2,456)	(656)	(136)
Net income (loss)	(15,750)	6,264	(6,253)	(4,418)	1,893
Loss attributable to non-controlling interest	(81)	(191)	(123)	(224)	(147)
Net income (loss) attributable to Velti	$(15,669)	$6,455	$(6,130)	$(4,194)	$2,040
Net income (loss) per share attributable to Velti(1):
Basic	$(0.41)	$0.18	$(0.18)	$(0.18)	$0.08
Diluted	$(0.41)	$0.17	$(0.18)	$(0.18)	$0.08
Weighted average number of shares outstanding for use in computing(1):
Basic net income per share	37,933	35,367	33,478	33,478	25,721
Diluted net income per share	37,933	37,627	33,478	33,478	26,480

(1)	See Note 19 to our consolidated financial statements attached to this annual report for an explanation of the method used to calculate basic and diluted net income (loss) per share.

	As of December 31,
	2010	2009	2008	2007	2006
Consolidated Balance Sheet Data:	(in thousands)				(unaudited)
Cash and cash equivalents	$17,354	$19,655	$14,321	$16,616	$7,743
Working capital	(3,816)	22,847	6,875	23,284	12,335
Total assets	209,168	122,058	72,474	49,786	29,152
Total debt	70,115	38,861	17,420	2,505	2,416
Total shareholders' equity	36,269	46,936	30,179	34,135	20,540

	Year ended December 31,
	2010	2009	2008
Non-GAAP Measures:	(in thousands except per share amounts)
Adjusted net income	$3,023	$11,053	$2,169
Adjusted EBITDA	$27,198	$24,727	$9,985

Adjusted net income per share - basic	$0.08	$0.31	$0.06
Adjusted net income per share - diluted	$0.07	$0.29	$0.06

We present these non-GAAP financial measures as a supplemental measure or our performance. These non-GAAP financial measures are not a measure of financial performance or liquidity calculated in accordance with accounting principles generally accepted in the U.S., referred to herein as GAAP, and should be viewed as a supplement to, not a substitute for, our results of operations presented on the basis of GAAP. Reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measures are detailed in the table below.
Our non-GAAP measures should be read in conjunction with the corresponding GAAP measures. These non-GAAP financial measures have limitations as an analytical tool and shareholders should not consider them in isolation from, or as a substitute for, analysis of our results as reported in accordance with GAAP.
We define adjusted EBITDA as net income (loss) before provision for income taxes, interest expense, gains or losses from our equity method investments, foreign exchange gains and losses, depreciation and amortization, share-based compensation expense, acquisition related and non-recurring expenses. Adjusted EBITDA is not necessarily comparable to similarly-titled measures reported by other companies.
We define adjusted net income by excluding one-time losses from equity method investments and acquisition-related depreciation and amortization, in addition to the items excluded from adjusted EBITDA.
Adjusted earnings per share is adjusted net income divided by diluted shares outstanding.
We believe these non-GAAP financial measures are useful to management, investors and other users of our financial statements in evaluating our operating performance because this financial measure is an additional tool to compare business performance across companies and across periods. We believe that:

•
these non-GAAP financial measures are often used by investors to measure a company's operating performance without regard to items such as interest expense, taxes, depreciation and amortization and foreign exchange gains and losses, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired; and

•
investors commonly use these non-GAAP financial measures to eliminate the effect of restructuring and share-based compensation expenses, one-time non-recurring expenses, and acquisition-related expenses, which vary widely from company to company and impair comparability.

We use these non-GAAP financial measures:

•	as a measure of operating performance to assist in comparing performance from period to period on a consistent basis;

•	as a measure for planning and forecasting overall expectations and for evaluating actual results against such expectations;

•	as a primary measure to review and assess the operating performance of our company and management team in connection with our executive compensation plan incentive payments; and

•	in communications with our board of directors, stockholders, analysts and investors concerning our financial performance.

The following is an unaudited reconciliation of adjusted EBITDA to net income (loss) before non-controlling interest, the most directly comparable GAAP measure, for the periods presented:

	Year ended December 31,
	2010	2009	2008
Reconciliation to adjusted EBITDA:	(in thousands except per share amounts)
Net income (loss) before non-controlling interest	$(15,750)	$6,264	$(6,253)
Adjustments:
Foreign exchange (gains) losses	1,726	(14)	1,665
Non-cash share based compensation	6,272	1,292	2,031
Non-recurring and acquisition-related expenses(1)	6,364	2,788	495
Loss from equity method investments(2)	2,776	—	—
Depreciation and amortization - acquisition related	1,635	723	4,231
Adjusted net income	$3,023	$11,053	$2,169
Loss (gain) from equity method investments - other	1,839	2,223	2,456
Depreciation and amortization - other	10,496	8,671	4,231
Income tax expense	3,771	410	(26)
Interest expense, net	8,069	2,370	1,155
Adjusted EBITDA	$27,198	$24,727	$9,985

Adjusted net income per share - basic	$0.08	$0.31	$0.06

Adjusted net income per share - diluted	$0.07	$0.29	$0.06

Basic shares	37,918	35,367	33,478

Diluted shares	40,382	37,627	35,512

(1) Non-recurring and acquisition-related expenses in 2010 included primarily acquisition-related expenses incurred related to our previous acquisitions of Ad Infuse and Mobclix in the amount of $5.4 million and a one-time tax liability accrual related to pre-public offering performance share awards that were released to employees in 2010 in the amount of $1.0 million. Non-recurring expenses in 2009 included general and administrative expenses with respect to our redomiciliation exercise and professional fees associated with our consideration of corporate opportunities. Non-recurring expenses in 2008 represented our accrued litigation settlement.
(2) Loss from equity method investments included a one-time deferral of our equity investments' net profits related to a transaction with Velti.
3.B.  Capitalization and Indebtedness
 Not applicable.
3.C.  Reasons For The Offer And Use Of Proceeds
 Not applicable.

3.D.  Risk Factors
The following section provides an overview of the risks to which our business is exposed. Shareholders should carefully consider the risk factors described below and all other information contained in this annual report, including the financial statements and related notes. The occurrence of the risks described below could have a material adverse impact on our business, financial condition or results of operations. Various statements in this annual report, including the following risk factors, contain forward-looking statements. Please also refer to “Part I-Item 5. Operating and Financial Review and Prospects-G. Safe harbor”, elsewhere in this annual report.
Risks Related to Our Business
Because of our revenue recognition policies, revenue may not be recognized in the period in which we contract with a customer, and downturns or upturns in sales may not be reflected in our operating results until future periods.
Our SaaS revenue consists of usage-based fees recognized ratably over the period of the agreement and performance-based fees recognized as the transaction is completed, specific quantitative goals are met or a performance milestone is achieved. As a result, we may be unable to rapidly increase our revenue through additional sales in any period, as revenue for performance-based fees will only be recognized if and when quantitative goals are met or a milestone is achieved. Revenue from our managed service arrangements is recognized either as the services are rendered for our time and material contracts or, for fixed price contracts, ratably over the term of the contract when accepted by the customer. Our license and software revenue is recognized when the license is delivered and on a percentage of completion basis for our services to customize and implement a specific software solution.
Because of these accounting policies, revenue generated during any period may result from agreements entered into during a previous period. A reduction in sales in any period therefore may not significantly reduce our revenue for that period, but could negatively affect revenue in future periods. In particular, if such a reduction were to occur in our fourth quarter, it may be more difficult for us to significantly increase our customer sales in time to reduce the impact in future periods, as we have historically entered into a significant portion of our new, or expanded the scope of existing, customer agreements during the fourth quarter. In addition, since operating costs are generally recognized as incurred, we may be unable to quickly adjust our cost structure to match the impact of the reduction in revenue in future periods. Accordingly, the effect of significant downturns in our sales may not be fully reflected in our results of operations until future periods.
We have in the past and may in the future experience deficiencies, including material weaknesses, in our internal control over financial reporting. Our business and our share price may be adversely affected if we do not remediate these material weaknesses or if we have other weaknesses in our internal controls.
With respect to fiscal years 2009, 2008 and 2007, we identified control deficiencies, including several material weaknesses, in our internal control over financial reporting. Two of these material weaknesses related to our period end financial statement close process resulting from controls over the use of spreadsheets and controls over analysis of significant estimates. As a result of these material weaknesses, together with deficiencies in our treasury management processes, in the six months ended June 30, 2010 we identified gaps in our internal control over financial reporting that resulted in changes to our financial results as originally disclosed, requiring us to restate these results in subsequent disclosures.
The other two material weaknesses related to our revenue recognition process, specifically management review of key revenue arrangements in order to determine proper accounting treatment, and knowledge of our finance staff regarding accounting standards governing revenue recognition. In addition, we noted a significant deficiency in the administration of our employee equity awards relating to the documentation and administration of our equity awards. We have remediated these two material weaknesses and this significant deficiency as of December 31, 2010.
We have taken steps to remediate our other material weaknesses as follows:

•
we continue to recruit and hire additional accounting staff with technical expertise to ensure the proper application of accounting principles generally accepted in the United States, or U.S. GAAP, in the area of revenue recognition, and expect to continue to expand our finance and administrative staff globally and to enhance our enterprise resource planning systems;

•
we are implementing revised policies and procedures and enhancing our review of complex revenue transactions to ensure consistent application of U.S. GAAP and enhanced internal control over financial reporting;

•	we are implementing new cash management and treasury processes and procedures;

•	we are increasing the level of review of journal entries and tightening controls over our approval processes; and

•
we are increasing the level of preparation and review of our financial statements, and in connection therewith, we are implementing additional control procedures as part of our quarter and year-end close processes as well as adding resources in connection with our review of key financial estimates, including accounts receivable, allowance for doubtful accounts, share-based compensation expense, indebtedness and treasury processes and tax estimates.

The weaknesses identified in fiscal 2008 and 2007 resulted in part from our restatement of our consolidated balance sheets as of December 31, 2008 and 2007 and the related consolidated statements of income for the years ended December 31, 2008 and 2007 as prepared in accordance with International Financial Reporting Standards or IFRS. These restatements reflect adjustments to revenue, the deferral of government grant income, and share-based compensation, in accordance with applicable accounting guidance under IFRS. While we have made efforts to improve our accounting policies and procedures and have remediated two of these material weaknesses, we may experience additional deficiencies and additional weaknesses may be identified, or there may be a recurrence of these weaknesses in future periods. If material weaknesses or deficiencies in our internal controls exist and go undetected, our financial statements could contain material misstatements that, when discovered in the future could cause us to fail to meet our future reporting obligations and cause the price of our ordinary shares to decline.
Acquisitions or investments may be unsuccessful and may divert our management's attention and consume significant resources.
We have made several investments and acquisitions in recent years, including the acquisition of Ad Infuse, Inc. in May 2009, Media Cannon, Inc. in June 2010 and Mobclix, Inc. in September 2010. We intend to evaluate additional acquisitions or make investments in other businesses, or acquire individual products and technologies. Any future acquisition or investment may require us to use significant amounts of cash, issue potentially dilutive equity securities or incur debt. In addition, acquisitions involve numerous risks, any of which could harm our business, including:

•	difficulties in integrating the operations, technologies, services and personnel of acquired businesses;

•	cultural challenges associated with integrating employees from the acquired company into our organization;

•	ineffectiveness or incompatibility of acquired technologies or services;

•	additional financing required to make contingent payments;

•	potential loss of key employees of acquired businesses;

•	inability to maintain the key business relationships and the reputations of acquired businesses;

•	diversion of management's attention from other business concerns;

•
inability to maintain our standards, controls, procedures and policies, which could affect our ability to receive an unqualified attestation from our independent accountants regarding management's required assessment of the effectiveness of our internal control structure and procedures for financial reporting;

•	litigation for activities of the acquired company, including claims from terminated employees, customers, former shareholders or other third parties;

•
in the case of foreign acquisitions, the need to integrate operations across different cultures and languages and to address the particular economic, currency, political and regulatory risks associated with specific countries;

•	failure to successfully further develop the acquired technology; and

•	increased fixed costs.
We may fail to realize some or all of the anticipated benefits of our acquisitions which may adversely affect our financial performance and the value of our ordinary shares.
On September 30, 2010, we completed the acquisition of Mobclix, Inc. following our acquisition in June 2010 of Media Cannon, Inc. and of Ad Infuse, Inc. in May 2009. We continue to integrate these acquired companies into our existing operations. These integrations have required and will continue to require significant efforts, including the coordination of future product development and sales and marketing efforts, as well as resources and management's time and efforts. The success of each of these acquisitions will depend, in part, on our ability to realize the anticipated benefits from combining their products and services into ours, and expanding our customer base by increasing the products and services we can provide to our existing and new customers as well as to the customers of the acquired companies. We also must retain key employees from the acquired companies, as well as retain and motivate our existing executives and other key employees. If we are not able to successfully combine the acquired businesses with our existing operations and integrate our respective operations, technologies and personnel within the anticipated time frame, or at all, the anticipated benefits of the acquisitions may not be realized fully or at all or may take longer to realize than expected and the value of our ordinary shares may be adversely affected. It is possible that the integration process could result in the loss of key employees and other senior management, result in the disruption of our business or adversely affect our ability to maintain relationships with customers, suppliers, distributors and other third parties, or to otherwise achieve the anticipated benefits of each acquisition.
Our days sales outstanding, or DSOs, may fluctuate significantly from quarter to quarter. Deterioration in DSOs results in a delay in the cash flows we generate from our customers, which could have a material adverse impact on our financial condition and the results of our operations.
The mobile advertising and marketing industry has historically been subject to seasonal fluctuations in demand, with a significant amount of the activity occurring in the second half of the year. In addition, a significant amount of our business is conducted in emerging markets. Typically payment terms in these regions are longer than payment terms in our other markets. These emerging markets have under-developed legal systems for securing debt and enforcing collection of debt. While we qualify customers that we do business with, their financial positions may change adversely over the longer time period given for payment.
The effect of the seasonality in our business and the longer payment terms, combined with differences in the timing of invoicing and revenue recognition, has in the past and may in the future result in an increase in our DSOs. Any increase in our DSOs could have a material adverse impact on our cash flows and working capital, as well as on our financial condition and the results of our operations.
Our sales efforts require significant time and effort and could hinder our ability to expand our customer base and increase revenue.
Attracting new customers requires substantial time and expense and we cannot assure that we will be successful in establishing new relationships, or maintaining or advancing our current relationships. For example, it may be difficult to identify, engage and market to customers who do not currently perform mobile marketing or advertising or are unfamiliar with our current services or platform. Further, many of our customers typically require input from one or more internal levels of approval. As a result, during our sales effort, we must identify multiple people involved in the purchasing decision and devote a sufficient amount of time to presenting our products and services to those individuals. The newness and complexity of our services, including our software as a service model, often requires us to spend substantial time and effort assisting potential customers in evaluating our products and services including providing demonstrations and benchmarking against other available technologies. This process can be costly and time consuming. We expect that our sales process will become less burdensome as our products and services become more widely known and used. However, if this change does not occur, we will not be able to expand our sales effort as quickly as anticipated and our sales will be adversely affected.
We may not be able to enhance our mobile marketing and advertising platform to keep pace with technological and market developments, or to remain competitive against potential new entrants in our markets.
The market for mobile marketing and advertising services is emerging and is characterized by rapid technological change, evolving industry standards, frequent new product introductions and short product life cycles. Our technology platform, Velti mGage, or future solutions we may offer, may not be acceptable to marketers and advertisers. To keep pace with technological developments, satisfy increasing customer requirements and achieve acceptance of our marketing and advertising campaigns, we will need to enhance our current mobile marketing solutions and continue to develop and introduce on a timely basis new, innovative mobile marketing services offering compatibility, enhanced features and functionality on a timely basis at competitive prices. Our inability, for technological or other reasons, to enhance, develop, introduce and deliver compelling mobile marketing services in a timely manner, or at all, in response to changing market conditions, technologies or customer expectations could have a material adverse effect on our operating results or could result in our mobile marketing and advertising platform becoming obsolete. Our ability to compete successfully will depend in large measure on our ability to maintain a technically skilled development and engineering staff and to adapt to technological changes and advances in the industry, including providing for the continued compatibility of our mobile marketing and advertising platform with evolving industry standards and protocols. In addition, as we believe the mobile marketing market is likely to grow substantially, other companies which are larger and have significantly more capital to invest than us may emerge as competitors. For example, in May 2010, Google, Inc. acquired Admob, Inc, in January 2010, Apple, Inc. acquired Quattro Wireless, Inc. and in January 2011 Motricity entered into an agreement to acquire Adenyo. New entrants could seek to gain market share by introducing new technology or reducing pricing. This may make it more difficult for us to sell our products and services, and could result in increased pricing pressure, reduced profit margins, increased sales and marketing expenses or the loss of market share or expected market share, any of which may significantly harm our business, operating results and financial condition.

We do not have multi-year agreements with many of our customers and may be unable to retain key customers, attract new customers or replace departing customers with customers that can provide comparable revenue.
Our success requires us to maintain and expand our current, and develop new, customer relationships. Most of our contracts with our customers do not obligate them to long-term purchasing of our services. We cannot assure shareholders that our customers will continue to use our products and services or that we will be able to replace, in a timely or effective manner, departing customers with new customers that generate comparable revenue. Further, we cannot assure shareholders that we will continue to generate consistent amounts of revenue over time. For the year ended December 31, 2010, one of our customers accounted for 14% of our total revenue. If a major customer represents a significant portion of our business, the decision by such customer to materially reduce or to cease purchasing our products and services may cause our revenue to be adversely affected. Additionally, we expect that a limited number of customers may continue to account for a significant portion of our business, and the loss of, or material reduction in, their use of our products or services could decrease our revenue and adversely affect our business. Further, our failure to develop and sustain long-term relationships with our customers in general will likely materially affect our operating results.
Our customer contracts lack uniformity and often are complex, which subjects us to business and other risks.
Our customers include some of the largest wireless carriers which have substantial purchasing power and negotiating leverage. As a result, we typically negotiate contracts on a customer-by-customer basis and our contracts lack uniformity and are often complex. If we are unable to effectively negotiate, enforce and account and bill in an accurate and timely manner for contracts with our key customers, our business and operating results may be adversely affected. In addition, we could be unable to timely recognize revenue from contracts that are not managed effectively and this would further adversely impact our financial results.
We have contractual indemnification obligations to most of our customers. If we are required to fulfill our indemnification obligations relating to third party content or operating systems that we provide to our customers, we intend to seek indemnification from our suppliers, vendors and content providers to the full extent of their responsibility. Even if the agreement with such supplier, vendor or content provider contains an indemnity provision, it may not cover a particular claim or type of claim or may be limited in amount or scope. As a result, we may not have sufficient indemnification from third parties to cover fully the amounts or types of claims that might be made against us. In addition, we have contractual indemnification obligations to most of our customers relating to the products and services that we provide, including indemnification for infringing technology, and we may have an obligation to our customers for damages under these indemnification provisions. Any significant indemnification obligation to our customers could have a material adverse effect on our business, operating results and financial condition.
The global nature of our business subjects us to additional costs and risks that can adversely affect our operating results.
We have offices in multiple countries around the world and we derive a substantial majority of our revenue from, and have a significant portion of our operations, outside of the U.S. Compliance with international and U.S. laws and regulations that apply to our international operations increases our cost of doing business. These laws and regulations include U.S. laws such as the Foreign Corrupt Practices Act, and local laws which also prohibit corrupt payments to governmental officials, data privacy requirements, labor relations laws, tax laws, anti-competition regulations, import and trade restrictions and export requirements. Violations of these laws and regulations could result in fines, criminal sanctions against us, our officers or our employees, and prohibitions on the conduct of our business. Any such violations could result in prohibitions on our ability to offer our products and services in one or more countries, could delay or prevent potential acquisitions and could also materially damage our reputation, our brand, our international expansion efforts, our ability to attract and retain employees, our business and our operating results. Our success depends, in part, on our ability to anticipate these risks and manage these difficulties. We monitor our international operations and investigate allegations of improprieties relating to transactions and the way in which such transactions are recorded. Where circumstances warrant, we provide information and report our findings to government authorities, but no assurance can be given that action will not be taken by such authorities.
We are also subject to a variety of other risks and challenges in managing an organization operating in various countries, including those related to:

•	challenges caused by distance, language and cultural differences;

•	general economic conditions in each country or region;

•	fluctuations in currency exchange rates;

•	regulatory changes;

•	political unrest, terrorism and the potential for other hostilities;

•	public health risks, particularly in areas in which we have significant operations;

•	longer payment cycles and difficulties in collecting accounts receivable;

•	overlapping tax regimes;

•	our ability to repatriate funds held by our international subsidiaries at favorable tax rates;

•	difficulties in transferring funds from certain countries; and

•	reduced protection for intellectual property rights in some countries.
If we are unable to manage the foregoing international aspects of our business, our operating results and overall business will be significantly and adversely affected.
Our services are provided on mobile communications networks that are owned and operated by third parties who we do not control and the failure of any of these networks would adversely affect our ability to deliver our services to our customers.
Our mobile marketing and advertising platform is dependent on the reliability of mobile operators who maintain sophisticated and complex mobile networks. Such mobile networks have historically, and particularly in recent years, been subject to both rapid growth and technological change. If the network of a mobile operator with which we are integrated should fail, including because of new technology incompatibility, the degradation of network performance under the strain of too many mobile consumers using it, or a general failure from natural disaster or political or regulatory shut-down, we will not be able provide our services to our customers through such mobile network. This in turn, would impair our reputation and business, potentially resulting in a material, adverse effect on our financial results.
If our mobile marketing and advertising services platform does not scale as anticipated, our business will be harmed.
We must be able to continue to scale to support potential ongoing substantial increases in the number of users in our actual commercial environment, and maintain a stable service infrastructure and reliable service delivery for our mobile marketing and advertising campaigns. In addition, we must continue to expand our service infrastructure to handle growth in customers and usage. If our mobile marketing and advertising platform, Velti mGage, does not efficiently and effectively scale to support and manage a substantial increase in the number of users while maintaining a high level of performance, the quality of our services could decline and our business will be seriously harmed. In addition, if we are unable to secure data center space with appropriate power, cooling and bandwidth capacity, we may not be able to efficiently and effectively scale our business to manage the addition of new customers and overall mobile marketing campaigns.
The success of our business depends, in part, on wireless carriers continuing to accept our customers' messages for delivery to their subscriber base.
We depend on wireless carriers to deliver our customers' messages to their subscriber base. Wireless carriers often impose standards of conduct or practice that significantly exceed current legal requirements and potentially classify our messages as “spam,” even where we do not agree with that conclusion. In addition, the wireless carriers use technical and other measures to attempt to block non-compliant senders from transmitting messages to their customers; for example, wireless carriers block short codes or Internet Protocol addresses associated with those senders. There can be no guarantee that we, or short codes registered to us, will not be blocked or blacklisted or that we will be able to successfully remove ourselves from those lists. Although our services typically require customers to opt-in to a campaign, minimizing the risk that our customers' messages will be characterized as spam, blocking of this type could interfere with our ability to market products and services of our customers and communicate with end users and could undermine the effectiveness of our customers' marketing campaigns. To date we have not experienced any material blocking of our messages by wireless carriers, but any such blocking could have an adverse effect on our business and results of operations.
We depend on third party providers for a reliable Internet infrastructure and the failure of these third parties, or the Internet in general, for any reason would significantly impair our ability to conduct our business.
We outsource all of our data center facility management to third parties who host the actual servers and provide power and security in multiple data centers in each geographic location. These third party facilities require uninterrupted access to the Internet. If the operation of our servers is interrupted for any reason, including natural disaster, financial insolvency of a third party provider, or malicious electronic intrusion into the data center, our business would be significantly damaged. As has occurred with many Internet-based businesses, on occasion in the past, we have been subject to “denial-of-service” attacks in which unknown individuals bombarded our computer servers with requests for data, thereby degrading the servers' performance. While we have historically been successful in relatively quickly identifying and neutralizing these attacks, we cannot be certain that we will be able to do so in the future. If either a third party facility failed, or our ability to access the Internet was interfered with because of the failure of Internet equipment in general or we become subject to malicious attacks of computer intruders, our business and operating results will be materially adversely affected.
Many of our customers require us to maintain specified levels of service commitments and failure to meet these levels would both adversely impact our customer relationship as well as our overall business.
Many of our customers require us to contractually commit to maintain specified levels of customer service under agreements commonly referred to as service level agreements. In particular, because of the importance that mobile consumers in general attach to the reliability of a mobile network, mobile operators are especially known for their rigorous service level requirements. We are a rapidly growing company and, although to date we have not experienced any significant interruption of service, if we were to be unable to meet our contractually committed service level obligations, we would both be subject to fees, penalties, civil liability as well as adverse reputational consequences. To date we have not had to pay any material penalties for failure to meet service level commitments. We recognize these penalties, if and when incurred, as a reduction to revenue. These in turn would materially harm our business.
Some of our programs are partially supported by government grants, which may be reduced, withdrawn, delayed or reclaimed.
We have received two separate grants from European Union programs administered by the Government of Greece in order to aid our technology development efforts, and have been approved for a third grant. One of these grants was for a total of approximately $4.5 million that has been paid in full to us. The other grant is for a total of approximately $8.5 million, of which we have received to date approximately one-half of the total grant amount. In 2009, we applied for a third grant and received acceptance of eligibility for up to an additional $12.0 million over four years. Under the terms of these grants, we are required to list these grants under a separate, specific reserve account on our balance sheets that we maintain for our Greek subsidiary under generally accepted accounting principles in Greece. If we fail to maintain this accounting treatment for five years following the final disbursement by the Greek government under each respective grant, we will be required to refund the entire amount of such grant. If we fail to maintain this accounting treatment between the fifth and tenth anniversaries of receiving the final disbursement under each grant, we will be required to pay a tax penalty. We have to date been in compliance with this requirement and do not anticipate being unable to remain in compliance for the duration of the requirement. However, in the event that we are unable to remain in compliance, a payment of refund or tax penalty would adversely affect our operating results. Further, were the Government of Greece to abrogate its commitment to provide the final disbursement of funds for the second grant, our development efforts and ability to meet our timing expectations for new marketing and advertising services would be adversely affected.
We have historically entered into certain markets through joint ventures with or investments in other third parties, over each of which we have limited control and which may limit our growth in important markets for our services.
In July 2007, we established a joint venture called Ansible Mobile, LLC, or Ansible, with The Interpublic Group of Companies, Inc., or IPG, a publicly-traded multi-national advertising firm whereby we owned one-half of the membership interest in Ansible. Our joint venture with IPG creating Ansible has been terminated effective as of July 1, 2010, and as a result, we have instead entered into new agreements with certain of IPG's individual operating agencies, and continue to pursue discussions regarding direct relationships with other IPG operating agencies to service this market. The termination had no material financial impact on our results of operations for the year ended December 31, 2010. In future periods, as a result of this termination, we will no longer incur our share of the losses incurred by Ansible, which historically represented losses to us of on average approximately $1.5 million per year, and represented $1.0 million for the year ended December 31, 2010.
In January 2009, we established a mobile marketing joint venture with HT Media, India's second largest media group, called HT Mobile Solutions. We own 35% of the equity of HT Mobile Solutions. We have agreed with the other shareholders to certain restrictions on competition while we maintain this joint venture, and each venture partner has a right of first refusal with respect to any new business that we may enter into in India while the venture remains in place.
In April 2008, we purchased shares of Series A Preferred Stock as well as a note convertible into, and warrants to purchase, shares of Series A Preferred Stock of the parent company of a Chinese mobile marketing firm called Cellphone Ads Serving E-Exchange, or CASEE. We have converted the note and own 33% of the outstanding equity of the parent company of CASEE.
HT Mobile Solutions, our India joint venture, offers our technology and expertise to brands and advertising agencies in India, enabling us to expand our customer reach. Our investment in CASEE provides us local implementation services and entry to doing business in China. These strategic relationships, however, involve inherent risk and uncertainty and we may be unable to effectively influence operations of either entity, or of our other wholly-owned investments. There can be no assurance CASEE, HT Mobile Solutions or any of our other non-wholly owned subsidiaries with whom we do business will continue their relationships with us in the future or that we will be able to pursue our strategies with respect to our non wholly-owned subsidiaries, associates and joint ventures and the markets in which they operate. Furthermore, our joint ventures and strategic partners may (i) have economic or business interests or goals that are inconsistent with ours; (ii) take actions contrary to our policies or objectives; (iii) undergo a change of control; (iv) experience financial and other difficulties; or (v) be unable or unwilling to fulfill their obligations under the joint ventures, which may affect our financial conditions or results of operations.
We will need to manage the allocation of our business between our strategic investments and the other portions of our business. With respect to HT Mobile Solutions, we are contractually prevented from pursuing any separate business in India, and thus, any disagreement among the parties could reduce our ability to penetrate this market. If we fail to effectively manage and influence our strategic partnerships and joint ventures, our forecasts for growth in significant markets for our services would be materially hampered and our revenue and profits would be materially adversely affected.
Failure to adequately manage our growth may seriously harm our business.
We operate in an emerging technology market and have experienced, and may continue to experience, significant growth in our business. If we do not effectively manage our growth, the quality of our products and services may suffer, which could negatively affect our brand and operating results. Our growth has placed, and is expected to continue to place, a significant strain on our managerial, administrative, operational and financial resources and our infrastructure. Our future success will depend, in part, upon the ability of our senior management to manage growth effectively. This will require us to, among other things:

•	implement additional management information systems;

•	further develop our operating, administrative, legal, financial and accounting systems and controls;

•	hire additional personnel;

•	develop additional levels of management within our company;

•	locate additional office space in various countries; and

•	maintain close coordination among our engineering, operations, legal, finance, sales and marketing and customer service and support organizations.
Moreover, as our sales increase, we may be required to concurrently deploy our services infrastructure at multiple additional locations or provide increased levels of customization. As a result, we may lack the resources to deploy our services on a timely and cost-effective basis. Failure to accomplish any of these requirements would seriously harm our ability to deliver our mobile marketing and advertising platform in a timely fashion, fulfill existing customer commitments or attract and retain new customers.
We may be required to reduce our prices to compete successfully, or we may incur increased or unexpected costs, which could have a material adverse effect on our operating results and financial condition.
The intensely competitive market in which we conduct our business may require us to reduce our prices, which could negatively impact our operating results. Our market is highly fragmented with numerous companies providing one or more competitive offerings to our marketing and advertising platform. New entrants seeking to gain market share by introducing new technology, products or services may make it more difficult for us to sell our products and services, and could result in increased pricing pressure, reduced profit margins, increased sales and marketing expenses or the loss of market share or expected market share, any of which may significantly harm our business, operating results and financial condition.
Moreover, we may experience cost increases or unexpected costs which may also negatively impact our operating results, including increased or unexpected costs related to:

•	the implementation of new data centers and expansion of existing data centers, as well as increased data center rent, hosting and bandwidth costs;

•	the replacement of aging equipment;

•	acquiring key technologies to support or expand our mobile marketing services solution; and

•	acquiring new technologies to comply with newly implemented regulations.

Any unanticipated costs associated with the foregoing items would have a material adverse effect on our business, operating results and financial condition.
Mergers or other strategic transactions by our competitors or mobile operator partners could weaken our competitive position or reduce our revenue.
If two or more of our competitors were to merge or partner, the change in the competitive landscape could adversely affect our ability to compete effectively. In addition, consolidation could result in new, larger entrants in the market. For example, in May 2010, Google, Inc. acquired Admob, Inc., in January 2010, Apple, Inc. acquired Quattro Wireless, Inc. and in January 2011 Motricity signed an agreement to acquire Adenyo. Although neither Admob or Quattro Wireless directly compete with us, the transactions are indicative of the level of interest among potential acquirers in the mobile marketing and advertising industry. Our direct competitors may also establish or strengthen co-operative relationships with their mobile operator partners, sales channel partners or other parties with whom we have strategic relationships, thereby limiting our ability to promote our products and services. Disruptions in our business caused by these events could reduce revenue and adversely affect our business, operating results and financial condition.
The mobile advertising or marketing market may deteriorate or develop more slowly than expected, any of which could harm our business.
If the market for mobile marketing and advertising deteriorates, or develops more slowly than we expect, our business could suffer. Our future success is highly dependent on an increase in the use of mobile communications, the commitment of advertisers and marketers to mobile communications as an advertising and marketing medium, the willingness of our potential clients to outsource their mobile advertising and marketing needs, and our ability to sell our services to advertising agencies and brands. The mobile advertising and marketing market is relatively new and rapidly evolving. As a result, future demand and market acceptance for mobile marketing and advertising is uncertain. Many of our current or potential clients have little or no experience using mobile communications for advertising or marketing purposes and have allocated only a limited portion of their advertising or marketing budgets to mobile communications advertising or marketing, and there is no certainty that they will continue to allocate more funds in the future, if any. Also, we must compete with traditional advertising media, including television, print, radio and outdoor advertising, for a share of our clients' total advertising budgets.
Businesses, including current and potential clients, may find mobile advertising or marketing to be less effective than traditional advertising media or marketing methods or other technologies for promoting their products and services, and therefore the market for mobile marketing and advertising may deteriorate or develop more slowly than expected, or may develop using technology or functionality that we did not anticipate and may be unable to meet effectively and timely. These challenges could significantly undermine the commercial viability of mobile advertising and seriously harm our business, operating results and financial condition.
Our earnings may be adversely affected by fluctuations in foreign currency values.
The majority of the value of our revenue transactions is conducted using the euro, while the remaining is conducted using the U.S. dollar and currencies of other countries, and we incur costs in euro, British pound sterling, the U.S. dollar and other local currencies. Changes in the relative value of major currencies, particularly the U.S. dollar, euro and British pound sterling, can significantly affect revenue and our operating results. In 2009, approximately 75% of our revenue was payable in euros and in 2010, approximately 77% of our revenue was payable in euros, although we expect this concentration to decrease over time. This will likely result in euros comprising a smaller percentage of our revenue as we continue to increase sales to customers in geographies outside of Europe, with revenue payable in U.S. dollars or other currencies, as well as increase the number of contracts with European customers with revenue payable in U.S. dollars. As a majority of our costs and expenses are incurred in euros, any devaluation of the euro will positively impact our financial statements as reported in U.S. dollars, and any decline in the value of the dollar compared to the euro will result in foreign currency translation costs incurred by us. Unless the euro materially fluctuates, however, we do not expect fluctuations of the euro to have a material adverse effect on our results of operations or financial condition and the recent devaluation of the euro has not materially adversely impacted our financial results. Our foreign currency transaction gains and losses are charged against earnings in the period incurred. We currently do not enter into foreign exchange forward contracts to hedge certain transactions in major currencies and even if we wished to do so in the future, we may not be able, or it may not be cost-effective, to enter into contracts to hedge our foreign currency exposure.
Our geographically dispersed and historically rapidly growing business involves inherently complex accounting which if we fail to manage efficiently could adversely impact our financial reporting and business.
Since our inception, we have operated campaigns in over 30 countries and we have offices in multiple countries and we continue to expand our operations geographically.. We must maintain internal accounting systems to quickly and accurately track our financial performance, including our complex revenue transactions. Further, because of the rapid growth of our company, many of our employees who work in the finance function have joined us only relatively recently. If we are unable to efficiently manage our accounting systems, our financial results could be materially misstated which in turn would impact both our financial reporting as well as have adverse reputational effects on our business.
We depend on the services of key personnel to implement our strategy. If we lose the services of our key personnel or are unable to attract and retain other qualified personnel, we may be unable to implement our strategy.
We believe that the future success of our business depends on the services of a number of key management and operating personnel, including Alex Moukas, our chief executive officer, Chris Kaskavelis, our chief operating officer, Sally J. Rau, our chief administrative officer, general counsel and corporate secretary, Menelaos Scouloudis, our chief commercial officer, and Wilson W. Cheung, our chief financial officer. We have at-will employment relationships with all of our management and other employees, and we do not maintain any key-person life insurance policies. Some of these key employees have strong relationships with our customers and our business may be harmed if these employees leave us. The loss of members of our key management and certain other members of our operating personnel could materially adversely affect our business, operating results and financial condition.
In addition, our ability to manage our growth depends, in part, on our ability to identify, hire and retain additional qualified employees, including a technically skilled development and engineering staff. We face intense competition for qualified individuals from numerous technology, marketing and mobile software and service companies. Competition for qualified personnel is particularly intense in many of the large, international metropolitan markets in which we have offices, including for example, London, New York and San Francisco. We require a mix of highly talented engineers as well as individuals in sales and support who are familiar with the marketing and advertising industry. In addition, new hires in sales positions require significant training and may, in some cases, take more than a year before they achieve full productivity. Our recent sales force hires and planned hires may not become as productive as we would like, and we may be unable to hire sufficient numbers of qualified individuals in the future in the markets where we do business. Further, given the rapid pace of our expansion to date, we may be unable to attract and retain suitably qualified individuals who are capable of meeting our growing, creative, operational and managerial requirements, or may be required to pay increased compensation in order to do so. If we are unsuccessful in attracting and retaining these key personnel, our ability to operate our business effectively would be negatively impacted and our business, operating results and financial condition would be adversely affected.
We may need to raise additional capital to grow our business, and we may not be able to raise capital on terms acceptable to us or at all.
The operation of our business and our efforts to grow our business further will require significant cash outlays and commitments. We believe that our existing working capital and borrowings available under our loan agreements will be sufficient to fund our working capital requirements, capital expenditures and operations for at least the next 12 months. We have based this estimate on assumptions that may prove to be wrong, and it is possible that we could utilize our available financial resources sooner than we currently expect. The timing and amount of our cash needs may vary significantly depending on numerous factors, including but not limited to:

•	market acceptance of our mobile marketing and advertising services;

•	the need to adapt to changing technologies and technical requirements;

•	the need to adapt to changing regulations requiring changes to our processes or platform; and

•	the existence of opportunities for expansion.
If our existing working capital, and the net proceeds from our recent public offering are not sufficient to meet our cash requirements, we will need to seek additional capital, potentially through debt, or other equity financings, to fund our growth. We may not be able to raise cash on terms acceptable to us or at all. Financings, if available, may be on terms that are dilutive to our shareholders, and the prices at which new investors would be willing to purchase our securities may be lower than the current price of our ordinary shares. The holders of new securities may also receive rights, preferences or privileges that are senior to those of existing holders of our ordinary shares. If new sources of financing are required but are insufficient or unavailable, we would be required to modify our growth and operating plans to the extent of available funding, which could harm our ability to grow our business.

We may not be able to continue to grow through acquisitions of, or investments in, other companies.
Our business has expanded, in part, as a result of acquisitions or investments in other companies. We may continue to acquire or make investments in other complementary businesses, products, services or technologies as a means to grow our business. We cannot assure shareholders that we will be able to identify other suitable acquisitions or investment candidates. Even if we do identify suitable candidates, we cannot assure shareholders that we will be able to make other acquisitions or investments on commercially acceptable terms, if at all. Even if we agree to purchase a company, technology or other assets, we cannot assure shareholders that we will be successful in consummating the purchase. If we are unable to continue to expand through acquisitions, our revenue may decline or fail to grow.
Charges to earnings resulting from acquisitions may adversely affect our operating results.
For any business combination that we consummate, we will recognize the identifiable assets acquired, the liabilities assumed and any non-controlling interest in acquired companies generally at their acquisition date fair values and, in each case, separately from goodwill. Goodwill as of the acquisition date is measured as the excess amount of consideration transferred, which is also generally measured at fair value, and the net of the acquisition date amounts of the identifiable assets acquired and the liabilities assumed. Our estimates of fair value are based upon assumptions believed to be reasonable but which are inherently uncertain. Goodwill is tested for impairment on an annual basis and whenever there is an indication that goodwill may be impaired, relying on a number of factors including operating results, business plans and future cash flows. Impairment occurs when the carrying amount of a cash generating unit including the goodwill, exceeds the estimated recoverable amount of the cash generating unit. The recoverable amount of a cash generating unit is the higher of its fair value less cost to sell and its value-in-use. Value-in-use is the present value of future cash flows expected to be derived from the cash generating unit, based upon a discount rate estimated by management. After we complete an acquisition, the following factors could result in material charges and adversely affect our business, operating results and financial condition and may adversely affect our cash flows:

•	costs incurred to combine the operations of companies we acquire, such as employee retention; redeployment or relocation expenses;

•	impairment of goodwill or intangible assets;

•	amortization of intangible assets acquired;

•	a reduction in the useful lives of intangible assets acquired;

•	identification of assumed contingent liabilities after the measurement period (generally up to one year from the acquisition date) has ended;

•	charges to our operating results to eliminate certain duplicative pre-merger activities, to restructure our operations or to reduce our cost structure;

•	charges to our operating results due to changes in deferred tax asset valuation allowances and liabilities related to uncertain tax positions after the measurement period has ended;

•	charges to our operating results resulting from expenses incurred to effect the acquisition; and

•	charges to our operating results due to the expensing of certain equity awards assumed in an acquisition.
Substantially all of these costs will be accounted for as expenses that will decrease our net income and earnings per share for the periods in which those costs are incurred. Charges to our operating results in any given period could differ substantially from other periods based on the timing and size of our future acquisitions and the extent of integration activities.
Our business involves the use, transmission and storage of confidential information, and the failure to properly safeguard such information could result in significant reputational harm and monetary damages.
Our business activities involve the use, transmission and storage of confidential information. We believe that we take reasonable steps to protect the security, integrity and confidentiality of the information we collect and store, but there is no guarantee that inadvertent or unauthorized disclosure will not occur or that third parties will not gain unauthorized access to this information despite our efforts. If such unauthorized disclosure or access does occur, we may be required, under existing and proposed laws, to notify persons whose information was disclosed or accessed. We may also be subject to claims of breach of contract for such disclosure, investigation and penalties by regulatory authorities and potential claims by persons whose information was disclosed. The unauthorized disclosure of information may result in the termination of one or more of our commercial relationships and/or a reduction in customer confidence and usage of our services, which would have a material adverse effect on our business, operating results and financial condition.

Activities of our customers could damage our reputation or give rise to legal claims against us.
Our customers' promotion of their products and services may not comply with federal, state and local laws, including, but not limited to, laws and regulations relating to mobile communications. Failure of our customers to comply with federal, state or local laws or our policies could damage our reputation and adversely affect our business, operating results or financial condition. We cannot predict whether our role in facilitating our customers' marketing activities would expose us to liability under these laws. Any claims made against us could be costly and time-consuming to defend. If we are exposed to this kind of liability, we could be required to pay substantial fines or penalties, redesign our business methods, discontinue some of our services or otherwise expend resources to avoid liability.
We may be held liable to third parties for content in the advertising we deliver on behalf of our customers if the music, artwork, text or other content involved violates the copyright, trademark or other intellectual property rights of such third parties or if the content is defamatory, deceptive or otherwise violates applicable laws or regulations. Any claims or counterclaims could be time consuming, result in costly litigation or divert management's attention.
We operate in an industry with extensive intellectual property litigation. Claims of infringement against us may cause our business, financial condition and operating results to suffer.
Our success depends, in part, upon us and our customers not infringing upon intellectual property rights owned by others and being able to resolve claims of intellectual property infringement without major financial expenditures or adverse consequences. The mobile telecommunications industry generally is characterized by extensive intellectual property litigation. Although our technology is relatively new and our industry is rapidly evolving, many participants that own, or claim to own, intellectual property historically have aggressively asserted their rights. For example, we recently received a letter on behalf of one of our customers notifying us that the customer had received a letter from a third party which alleged that certain of our customer's applications infringed the patent rights of the third party. In turn, our customer has alleged that we are obligated to indemnify our customer relating to this matter as the claim allegedly relates to services that we provide to the customer. We are currently investigating the related issues in order to determine how we wish to respond to the matter. We cannot determine with certainty whether this or any other existing or future third party intellectual property rights would require us to alter our technologies, obtain licenses or cease certain activities.
Future litigation may be necessary to defend ourselves or our customers by determining the scope, enforceability and validity of third party proprietary rights or to establish our proprietary rights. Some of our competitors have substantially greater resources than we do and are able to sustain the costs of complex intellectual property litigation to a greater degree and for longer periods of time than we could. In addition, patent holding companies that focus solely on extracting royalties and settlements by enforcing patent rights may target us. Regardless of whether claims that we are infringing patents or other intellectual property rights have any merit, these claims are time-consuming and costly to evaluate and defend and could:

•	adversely affect our relationships with our current or future customers;

•	cause delays or stoppages in providing our mobile marketing services;

•	divert management's attention and resources;

•	require technology changes to our platform that would cause us to incur substantial cost;

•	subject us to significant liabilities;

•	require us to enter into royalty or licensing agreements on unfavorable terms; and

•	require us to cease certain activities.
In addition to liability for monetary damages against us, which may be trebled and may include attorneys' fees, or, in certain circumstances, our customers, we may be prohibited from developing, commercializing or continuing to provide certain of our mobile marketing services unless we obtain licenses from the holders of the patents or other intellectual property rights. We cannot assure shareholders that we will be able to obtain any such licenses on commercially favorable terms, or at all. If we do not obtain such licenses, our business, operating results and financial condition could be materially adversely affected and we could, for example, be required to cease offering or materially alter our mobile marketing services in some markets.
If we are unable to protect our intellectual property and proprietary rights, our competitive position and our business could be harmed.
We rely primarily on a combination of patent laws, trademark laws, copyright laws, trade secrets, confidentiality procedures and contractual provisions to protect our proprietary technology. As of December 31, 2010, we did not have any issued patents but have 16 pending U.S. patent applications and three pending foreign patent applications on file. We are also in the process of filing additional corresponding foreign applications pursuant to the Patent Cooperation Treaty for our pending patent applications. However, any future patents that may issue may not survive a legal challenge to their scope, validity or enforceability, or provide significant protection for us. The failure of our patents, or our reliance upon copyright and trade secret laws to adequately protect our technology might make it easier for our competitors to offer similar products or technologies. In addition, patents may not issue from any of our current or any future applications.
Monitoring unauthorized use of our intellectual property is difficult and costly. Our efforts to protect our proprietary rights may not be adequate to prevent misappropriation of our intellectual property. Further, we may not be able to detect unauthorized use of, or take appropriate steps to enforce, our intellectual property rights. Our competitors may also independently develop similar technology. In addition, the laws of many countries, including countries where we conduct business such as China and India, do not protect our proprietary rights to as great an extent as do the laws of European countries and the U.S. Further, the laws in the U.S. and elsewhere change rapidly, and any future changes could adversely affect us and our intellectual property. Any failure by us to meaningfully protect our intellectual property could result in competitors offering products that incorporate our most technologically advanced features, which could seriously reduce demand for our mobile marketing services. In addition, we may in the future need to initiate infringement claims or litigation. Litigation, whether we are a plaintiff or a defendant, can be expensive, time-consuming and may divert the efforts of our technical staff and managerial personnel, which could harm our business, whether or not such litigation results in a determination favorable to us. In addition, litigation is inherently uncertain, and thus we may not be able to stop our competitors from infringing upon our intellectual property rights.
Software and components that we incorporate into our mobile marketing services may contain errors or defects, which could have an adverse effect on our business.
We use a combination of custom and third party software, including open source software, in building our mobile marketing and advertising platform. Although we test certain software before incorporating it into our platform, we cannot guarantee that all of the third party technology that we incorporate will not contain errors, defects or bugs. We continue to launch enhancements to Velti mGage, our integrated platform, and we cannot guarantee any such enhancements will be free from errors, defects or bugs. If errors or defects occur in products and services that we utilize in our mobile marketing and advertising platform, it could result in damage to our reputation, lost revenue and diverted development resources.
Our use of open source software could limit our ability to provide our platform to our customers.
We have incorporated open source software into our platform. Although we closely monitor our use of open source software, the terms of many open source licenses to which we are subject have not been interpreted by U.S. or foreign courts, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to provide our platform to our customers. In that event, we could be required to seek licenses from third parties in order to continue offering our platform, to re-engineer our platform or discontinue use of portions of the functionality provided by our platform, any of which could have a material adverse effect on our business, operating results or financial condition.
We use data centers to deliver our platform and services. Any disruption of service at these facilities could harm our business.
We host our services and serve all of our customers from seven data center facilities located around the world, including two in the U.K., and one in each of California, Texas, Greece, India and China. We do not control the operations at these third party facilities. All of these facilities are vulnerable to damage or interruption from earthquakes, hurricanes, floods, fires, terrorist attacks, power losses, telecommunications failures and similar events. They also could be subject to break-ins, computer viruses, denial of service attacks, sabotage, intentional acts of vandalism and other misconduct. The occurrence of a natural disaster or an act of terrorism, a decision to close the third party facilities without adequate notice or other unanticipated problems could result in lengthy interruptions in our services. Although we maintain off-site tape backups of our customers' data, we do not currently operate or maintain a backup data center for any of our services, which increases our vulnerability to interruptions or delays in our service. Interruptions in our services might harm our reputation, reduce our revenue, cause us to incur financial penalties, subject us to potential liability and cause customers to terminate their contracts.
We may have exposure to greater than anticipated tax liabilities.
Our future income taxes could be adversely affected by earnings being lower than anticipated in jurisdictions where we have lower statutory tax rates and higher than anticipated in jurisdictions where we have higher statutory tax rates, by changes in the valuation of our deferred tax assets and liabilities or changes in tax laws, regulations, accounting principles or interpretations thereof. For example, the Bailiwick of Jersey, our jurisdiction of organization, is currently conducting a review of its corporate tax regime in light of suggestions of some European Union member states that Jersey's corporate tax regime may be in conflict with the spirit of the European Union Code of Conduct on Business Taxation. While it is anticipated that any change in the Jersey corporate tax regime would not affect us due to our tax residency in Ireland, we cannot assure shareholders that we would not be impacted by changes in Jersey or Irish tax laws and that such changes would not materially impact our effective tax rates. In addition, Ireland, where we are tax resident, continues to review certain of its tax provisions, and there have been some concerns that Ireland's 12.5% corporate tax rate could rise as a result of recent economic and budgetary issues facing the Irish government. Any increase in the Irish corporate tax rate, if adopted, could have an adverse impact on our financial results. In addition, there is a risk that amounts paid or received under arrangements between our various international subsidiaries in the past and/or the future could be deemed for transfer tax purposes to be lower or higher than we previously recognized or expected to recognize. Our determination of our tax liability is always subject to review by applicable tax authorities. Any adverse outcome of such a review could have a negative effect on our operating results and financial condition. In addition, the determination of our worldwide provision for income taxes and other tax liabilities requires significant judgment, and there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe our estimates are reasonable, the ultimate tax outcome may differ from the amounts recorded in our financial statements and may materially affect our financial results in the period or periods for which such determination is made.
Continuing unfavorable global economic conditions could have a material adverse effect on our business, operating results and financial condition.
The crisis in the financial and credit markets in the U.S., Europe and Asia has led to a global economic slowdown, with the economies of the U.S. and Europe showing significant signs of weakness. If the U.S., European or Asian economies weaken further or fail to improve, our customers may reduce or postpone their marketing and advertising spending significantly, which would materially adversely affect our business, operating results and financial condition.
Several credit rating agencies in recent months have downgraded the credit rating of Greek government debt, prompting additional investor concerns with respect to macro-economic issues. Were the Greek economy to be impacted by an economic crisis similar to those experienced in, for example, Iceland or Dubai, the ability of our business to have access to an efficient banking and financial system may be impaired. In addition, our ability to continue to receive grants under the EU programs administered by the Government of Greece to aid our technology development efforts could be jeopardized, which could materially adversely affect our business, operating results and financial condition.
Risks Related to the Mobile Communications Industry
Changes in the wireless communications industry may adversely affect our business.
The wireless communications industry may experience significant growth and change which could adversely affect our business. Technologies such as 4G mobile broadband, Wi-Fi, worldwide interoperability for microwave access, or WiMAX, and voice over Internet protocol, or VOIP, are challenging existing wireless communication technologies. We believe we will be able to adapt to future technologies changes; however, in order to do so, we may require significant additional investment in order to keep pace with such technological innovation. This could have an adverse effect on our business, operating results and financial condition.
Changes in government regulation of the wireless communications industry may adversely affect our business.
Depending on the products and services that they offer, mobile data service providers are or may be subject to regulations and laws applicable to providers of mobile, Internet and VOIP services both domestically and internationally. In addition, the application of existing domestic and international laws and regulations relating to issues such as user privacy and data protection, defamation, pricing, advertising, taxation, gambling, sweepstakes, promotions, billing, real estate, consumer protection, accessibility, content regulation, quality of services, telecommunications, mobile, television and intellectual property ownership and infringement to wireless industry providers and platforms in many instances is unclear or unsettled. Further, the application to us of existing laws regulating or requiring licenses for certain businesses of our advertisers can be unclear.
It is possible that a number of laws and regulations may be adopted in the countries where we operate that may be inconsistent and that could restrict the wireless communications industry, including laws and regulations regarding lawful interception of personal data, taxation, content suitability, content marketing and advertising, copyright, distribution and antitrust. Furthermore, the growth and development of the market for electronic storage of personal information may prompt calls for more stringent consumer protection laws that may impose additional burdens, including costs on companies such as ours that store personal information. We anticipate that regulation of our industry will increase and that we will be required to devote legal and other resources to address this regulation. Changes in current laws or regulations or the imposition of new laws and regulations regarding the media and wireless communications industries may lessen the growth of wireless communications services and may materially reduce our ability to increase or maintain sales of our mobile marketing services. We may incur substantial liabilities for expenses necessary to investigate or defend such litigation or to comply with these laws and regulations, as well as potential substantial penalties for any failure to comply. Compliance with these laws and regulations may also cause us to change or limit our business practices in a manner adverse to our business.
We could be adversely affected if domestic or international legislation or regulations are expanded to require changes in our business practices or if governing jurisdictions interpret or implement their legislation or regulations in ways that negatively affect our business. For example, the USA PATRIOT Act provides certain rights to U.S. law enforcement authorities to obtain personal information in the control of U.S. persons and entities without notifying the affected individuals. If we are required to allocate significant resources to modify our mobile marketing and advertising platform to enable enhanced legal interception of the personal information that we transmit and store, our business, operating results and financial condition may be adversely affected. The U.S. Congress, the Federal Communications Commission and the Federal Trade Commission are presently examining the role of legislation, regulations and/or industry codes of conduct in controlling, or perhaps limiting, the collection and use of data. Changes in these standards could require us or our customers to adapt our business practices. Because many of the proposed laws or regulations are in early stages, we cannot yet determine the impact that these regulations may have on our business over time. We cannot assure shareholders our practice with respect to these matters will be found sufficient to protect us from liability or adverse publicity in this area.
In addition, because various foreign jurisdictions have different laws and regulations concerning the storage and transmission of personal information, we may face unknown requirements that pose compliance challenges in new international markets that we seek to enter. Such variation could subject us to costs, liabilities or negative publicity that could impair our ability to expand our operations into some countries and therefore limit our future growth.
A number of studies have examined the health effects of mobile device use, and the results of some of the studies have been interpreted as evidence that mobile device use causes adverse health effects. The establishment of a link between the use of mobile devices and health problems, or any media reports suggesting such a link, could increase government regulation of, and reduce demand for, mobile devices and, accordingly, the demand for our mobile marketing services, which could harm our business, operating results and financial condition.
The gathering, transmission, storage and sharing or use of personal information could give rise to liabilities or additional costs of operation as a result of governmental regulation, legal requirements, civil actions or differing views of personal privacy rights.
We transmit and store a large volume of personal information in the course of providing our services. Federal, state and international laws and regulations govern the collection, use, retention, sharing and security of data that we receive from our customers and their users. Any failure, or perceived failure, by us to comply with U.S. federal, state, or international privacy or consumer protection-related laws, regulations or industry self-regulatory principles could result in proceedings or actions against us by governmental entities or others, which could potentially have an adverse effect on our business, operating results and financial condition. Additionally, we may also be contractually liable to indemnify and hold harmless our customers from the costs or consequences of inadvertent or unauthorized disclosure of their customers' personal data which we store or handle as part of providing our services.
The interpretation and application of privacy, data protection and data retention laws and regulations are currently unsettled in the U.S. and internationally, particularly with regard to location-based services, use of customer data to target advertisements and communication with consumers via mobile devices. Such laws may be interpreted and applied inconsistently from country to country and inconsistently with our current data protection policies and practices. Complying with these varying international requirements could cause us to incur substantial costs or require us to change our business practices in a manner adverse to our business, operating results or financial condition.
As privacy and data protection have become more sensitive issues, we may also become exposed to potential liabilities as a result of differing views on the privacy of personal information. These and other privacy concerns, including security breaches, could adversely impact our business, operating results and financial condition.
In the U.S., we have voluntarily agreed to comply with wireless carrier technological and other requirements for access to their customers' mobile devices, and also trade association guidelines and codes of conduct addressing the provision of location-based services, delivery of promotional content to mobile devices and tracking of users or devices for the purpose of delivering targeted advertising. We could be adversely affected by changes to these requirements, guidelines and codes, including in ways that are inconsistent with our practices or in conflict with the rules or guidelines in other jurisdictions.

ITEM 4. INFORMATION ON THE COMPANY
4.A. History and Development of the Company
Velti plc's executive offices are located at:
First Floor, 28-32 Pembroke Street Upper
Dublin 2, Republic of Ireland
Attn: Sally J. Rau, Corporate Secretary
353 (0) 1234 2676
Our registered agent in the United States is:
Velti USA, Inc.
150 California Street
San Francisco, California 94111
Attn: Sally J. Rau, Chief Administrative Officer and General Counsel
(415) 315-3400
Velti plc's Fiscal Year ends December 31.
Velti plc is incorporated under the laws of the Bailiwick of Jersey, the Channel Islands. Our business was first organized in 2000 with the incorporation of Velti S.A., a company organized under the laws of Greece. Velti plc was formed on September 2, 2005 under the laws of England and Wales under the Companies Act 1985 as Brightmanner plc. On March 9, 2006, Brightmanner plc changed its name to Velti plc and on April 20, 2006, Velti plc acquired all of the issued share capital of Velti S.A. As a result, Velti plc (England and Wales), became the holding company of our various subsidiaries.
On May 3, 2006, Velti plc was first admitted and trading commenced in its ordinary shares on the Alternative Investment Market of the London Stock Exchange, or AIM. In connection with the initial public offering and placement of ordinary shares on AIM, 10,000,000 new ordinary shares, nominal (par) value £0.05 per share, were issued at a placing price of £1.00 per share, for gross proceeds of £10.0 million. In October 2007, Velti plc issued 3,580,000 additional ordinary shares at a price of £2.10 per share, for gross proceeds of approximately £7.5 million. In October 2009, Velti plc issued 1,820,000 additional ordinary shares at a price of £1.60 per share, for gross proceeds of approximately £2.9 million. On December 18, 2009, we completed a scheme of arrangement under the laws of England and Wales whereby Velti plc, a company incoporated under the laws of Jersey, the Channel Islands, and tax resident in the Republic of Ireland, became our ultimate parent company. The ordinary shares of our new Jersey-incorporated parent were admitted for trading on AIM on December 18, 2009, and all outstanding shares of our Velti plc (England and Wales) were exchanged for shares of our Jersey-incorporated parent, Velti plc.
On January 28, 2011, our ordinary shares commenced trading on the NASDAQ Global Select Market, under the symbol “VELT”. We have since announced our intention to delist and cancel our shares for trading on AIM as of May 3, 2011.

4.B.  Business Overview
Description the nature of the Company's operations and principal markets
We are a leading global provider of mobile marketing and advertising technology that enable brands, advertising agencies, mobile operators and media companies to implement highly targeted, interactive and measurable campaigns by communicating with and engaging consumers via their mobile devices. Our platform allows our customers to use mobile media, together with traditional media, such as television, print, radio and outdoor advertising, together to reach targeted consumers, engage consumers through the mobile Internet and applications, convert consumers into their customers and continue to actively manage the relationship through the mobile channel. More than 825 brands and advertising agencies, including agencies that belong to all of the 'big four' agency holding groups, and including 8 of the 10 largest mobile operators worldwide (based on number of subscribers) used Velti mGage in 2010 executing more than 2,700 campaigns, compared with 450 customers in 2009 and 243 in 2008. We have the ability to conduct campaigns in over 30 countries and reach more than 2.5 billion global consumers.
Overview
We believe our integrated, easy-to-use, end-to-end software platform is the most extensive mobile marketing and advertising campaign management platform in the industry. Our platform further enables brands, advertising agencies, mobile operators and media companies to plan, execute, monitor and measure mobile marketing and advertising campaigns in real time throughout the campaign lifecycle. We generate revenue from our software as a service (SaaS) model, from licensing our software to customers and from providing managed services to customers.
Velti mGage provides a one-stop-shop where our customers may plan marketing and advertising campaigns. They also can select advertising inventory, manage media buys, create mobile applications, design websites, build mobile CRM campaigns and track performance across their entire campaign in real-time. In addition, our proprietary databases and analytics platforms, including those we have acquired recently, are able to process, analyze and optimize more than 1.3 billion new data facts daily.
We believe the mobile device is emerging as the principal interactive channel for brands to reach consumers since it is the only media platform that has access to the consumer virtually anytime and anywhere. This is further driven by the continued growth of wireless data subscribers, the proliferation of mobile devices, smartphones and advanced wireless networks, and the increased provision of third party mobile content, applications and services. Increasingly, brands and advertising agencies are recognizing the unique benefits of the mobile channel and they are seeking to maximize its potential by integrating mobile media within their overall advertising and marketing campaigns. Our platform allows our customers to focus on campaign strategy, creativity and media efficiency without having to worry about the complexity of implementing mobile marketing and advertising campaigns globally.
Industry Background
Our industry is broadly divided into two separate but complementary activities: "advertising" and "marketing." Advertising raises awareness and fosters positive perceptions of a product, service or company through brand-building or individually-targeted campaigns, including television, print, radio, outdoor advertising, online and mobile campaigns that promote a specific product or service. In contrast, marketing activities occur once the consumer decides to interact with the brand, and are focused on convincing the consumer to take action, for example request information, opt-in to a campaign, or make a purchase.
The marketing and advertising industry is currently in a period of transition. Businesses that sell products and services, which we refer to as "brands," such as AT&T Inc., General Motors Company, Johnson & Johnson, PepsiCo, Inc., Unilever plc, and Vodafone Group plc, need to reach and engage consumers more cost effectively. Advertising agencies that are responsible for promoting their clients' brands across all media want to improve response rates, better meet their clients' campaign objectives and take advantage of data collection and analytics across all media platforms. Mobile operators, which can also act as brands, control the underlying mobile data infrastructure and media delivery channel and need to maximize revenue by increasing average revenue per user, reducing subscriber churn, enhancing brand loyalty and efficiently sell mobile advertising inventory. Other participants in the industry include advertising networks, which aggregate and match demand for advertising space with available inventory, and publishers and media groups, which need to improve monetization of their interactive or traditional media assets across all media platforms, including mobile.
Historically, these participants have struggled to meet their marketing and advertising objectives via traditional impression-based media. Mobile marketing and advertising campaigns offer the ability to reach broad, global audiences cost effectively, leveraging interactive, targeted and measurable campaigns that combine brand building with direct consumer response. As a result, brands, advertising agencies, mobile operators and media companies are increasingly turning to mobile media.

Mobile devices have become one of the most widely used means of communication globally. Significant technological advancements have and are continuing to provide mobile users with increased access to features previously available only on PCs, such as Internet browsing, email and social networking. As mobile devices have evolved, they have begun to enable brands and advertising agencies to interact with consumers virtually anytime and anywhere, optimizing engagement with other traditional media while lowering the cost of customer acquisition and retention.
As a result, mobile devices have emerged as an important media method for brands and advertising agencies to interact with consumers. According to ABI Research, mobile marketing and advertising spending is expected to increase from $1.64 billion in 2007 to nearly $29 billion in 2014. We believe this growth is attributable to the following drivers:
Continued growth in the number of wireless data subscribers globally.    The number of consumers accessing the Internet and data services through their mobile device is rapidly increasing, driven by operators offering flat-rate data plans as well as the deployment of next generation wireless data networks and advances in mobile devices. Moreover, a growing number of consumers use the mobile device as their primary means to access the Internet. According to Informa Telecoms & Media, the total number of mobile subscriptions across the globe will rise from over 4.7 billion at the end of 2009 to over 6.7 billion at the end of 2014.
Proliferation of smartphones and advanced wireless networks.    Mobile device manufacturers are rapidly introducing advanced, converged mobile computing devices, commonly known as smartphones. Smartphones have faster processors, increased memory and larger, high-resolution screens and are capable of supporting advanced operating systems and rich media applications. Additionally, mobile operators continue to invest in next generation wireless data networks, enabling the delivery of interactive personalized digital media to the mobile device.
Increased provision of third party mobile content, applications and data services.    Mobile operators traditionally limited the ability of subscribers to access third party services, but more recently have been enabling third party content, application and data services in an effort both to retain their current subscriber base and increase subscriber and mobile data revenue growth. This increased flexibility allows consumers directly and more freely to access Internet content from their mobile devices without going through the mobile operator's portal, a practice commonly referred to as off-deck content browsing.
Mobile marketing and advertising also offer certain unique benefits to brands, advertising agencies, mobile operators and media companies. These benefits include the ability to:
Reach, target, engage and retain consumers.    Unlike other media platforms, mobile devices cover a very large installed base and enable access to consumers virtually anytime and anywhere, allowing real time interaction and engagement. By using a mobile device, campaigns can be further targeted to consumers based on interest, demographic profile and behavioral characteristics, thereby enabling brands, advertising agencies, mobile operators and media companies to effectively engage consumers in interactive, measurable advertising and marketing campaigns. This creates a more 'sticky' environment in which brands and advertising agencies can have more extensive and interactive communication with consumers, and offer campaigns that are more relevant to consumers. Furthermore, our solutions may be tailored to the needs of certain industries such as fast moving consumer goods, pharmaceuticals, financial, travel and entertainment, thereby enabling the relationship between the brand and the consumer to strengthen by increasing the relevancy of the campaign and usefulness of the services.
Measure the consumer engagement.    Unlike other media platforms, the mobile device is used by the consumer more frequently and over longer periods, providing greater opportunities to generate data on where, when and how a consumer responds to a marketing or advertising message. Brands, advertising agencies, mobile operators and media companies can leverage this data to motivate a specific consumer action (e.g., a product purchase) at critical moments (e.g., when choosing between products) or at a distinct location (e.g., a nearby retailer).
Integrate, measure and optimize engagement with traditional media.    Through the mobile device, multi-channel marketing and advertising campaigns involving multiple types of media, including television, print, radio and outdoor advertising, can be integrated and accurately measured, resulting in improved returns on overall marketing and advertising spending. For example, an outdoor advertisement can direct a consumer to request information, enter a contest, or redeem rewards, loyalty points or coupons by responding to a mobile text message or short code featured in the advertisement. By responding, consumers create measurable activity that enables the evaluation of the effectiveness of the outdoor advertisement.
Industry Challenges
Notwithstanding the market opportunity and the unique benefits provided by mobile marketing and advertising, brands, advertising agencies, mobile operators and media companies have faced significant challenges in delivering global, comprehensive and cost effective mobile marketing and advertising campaigns, including the following:
The industry is highly complex with many disparate participants and point solution providers.    The diversity of industry participants, including advertising networks, publishers, media groups and mobile operators, has made it difficult for brands and advertising agencies to efficiently and effectively incorporate mobile media as a significant part of their marketing and advertising budgets. Although there are numerous local point solution providers, few participants offer a comprehensive, integrated platform with global reach. As a result, it can be difficult and costly to execute a standardized and seamless roll-out of a multi-national mobile marketing and advertising campaign without requiring significant resources to technically integrate, aggregate and reconcile data from various local independent single point solution providers.
A diversity of mobile operators and devices has resulted in significant technical complexity.    There are hundreds of mobile operators globally, each with unique specifications such as different browsers and mobile data gateway configurations. There are also many different mobile devices, each with separate hardware, software and service delivery configurations. This combination, together with the proliferation of rich and interactive online content, increases the complexity for brands and advertising agencies seeking to implement global mobile marketing and advertising strategies. Brands and advertising agencies have had to adapt content and manage global marketing and advertising campaigns that are compatible with each of these different operator specifications and mobile device capabilities, increasing the cost and reducing the measurability of global campaigns. Brands, advertising agencies, mobile operators and media companies are increasingly seeking technology solutions that are easy to implement without technological expertise.
Measuring campaign performance can be difficult.    Brands, advertising agencies, mobile operators and media companies ideally need to obtain, compare and analyze campaign performance data in real time in order to optimize the effectiveness of the campaign and effectively allocate their marketing and advertising budgets. The proliferation of new media formats and channels, and the need to integrate, compare and analyze campaign performance data across media types from different providers, has limited the ability to measure the overall campaign performance. Additionally, brands, advertising agencies, mobile operators and media companies have had to rely on third party mobile ad networks to serve campaigns, which retain the campaign data in their own internal systems, increasing cost and limiting the ability to effectively measure the underlying campaign and optimize its success.
Consumer data protection and regulatory requirements have increased the complexity and cost of large scale, multi-national marketing and advertising campaigns.    Marketing and advertising campaigns must comply with regulations and best practices regarding data collection and consumer privacy that may restrict data collection and management that have been adopted by a number of countries and mobile operators. For example, certain European countries require that personal data remain in the country in which it is collected from the consumer. As a result, a marketing and advertising campaign complying with applicable regulations becomes complex and costly to integrate simultaneously across multiple countries, and may require that both primary and back-up storage be maintained within a country or region.
As a result of these challenges, brands, advertising agencies, mobile operators and media companies have been frustrated in their ability to develop integrated, comprehensive mobile marketing strategies effective across all media. We believe that brands, advertising agencies, mobile operators and media companies seeking to implement more precisely targeted, interactive and measurable marketing and advertising campaigns need an integrated, easy-to-use, end-to-end campaign management platform that can leverage the unique capabilities of interactive digital media, and in particular mobile media, to improve the return on marketing and advertising investments.
The Velti Solution
Our proprietary Velti mGage platform addresses the challenges in delivering global, comprehensive and cost-effective mobile marketing and advertising campaigns by providing the following benefits:
End-to-end, global integrated mobile marketing and advertising campaign platform.    We believe we are the largest independent, end-to-end mobile marketing and advertising campaign platform provider. We have made significant investments in our platform in order to integrate and manage multiple carrier platforms, multiple standards, and support for thousands of types of mobile devices, including smartphones and mobile tablet computers. Our open architecture allows third party solutions to be seamlessly integrated into our platform, enabling the integration, comparison and analysis of user activity data from different providers. Our breadth of functionality and global reach enable us to be a leading one-stop-shop for brands, advertising agencies, mobile operators and media companies looking to deliver multi-national mobile marketing and advertising campaigns without requiring significant resources coordinating various, local single point solution providers. We offer customers the following:
Ad Planning and Buying.  We provide both media buyers and planners a platform that allows the booking, optimization and tracking of mobile advertising and marketing campaigns. We also allow them to use mobile devices as a feedback channel to track the effectiveness of traditional media channels, including TV, print, outdoor, radio, and Internet-based media. These traditional channels thus become more measurable. We also allow our customers to create targeted campaigns that span different mobile media, including text, mobile Internet, video, audio and mobile applications, such as games, and then track the effectiveness of each campaign.

Ad Serving and Mediation.  Our ad serving and ad mediation technology manages and optimizes mobile advertising campaigns. Our mobile operators and media customers can set rules to control the impressions they deliver based on demographic information, location, and mobile device. They may also use a single, intuitive online interface to assess campaign performance using near real-time data and further adjust campaign delivery. Our ad router simplifies mediation and increases advertising revenue by improving network optimization and sell-through rates.
Large Scale Campaigns.  Our large scale campaigns reach mass audiences and also create permission marketing (opt-in) communities by recruiting consumers for future targeted mobile marketing programs. We have organized and managed large scale campaigns for more than 20 operators in four continents through offering: targeted consumer questions to help the mobile operator understand and segment their customer base; games and activities that encourage consumer participation; and additional promotional opportunities for the mobile operator that are incorporated into the consumer experience.
Permission-Based Advertising.  We work with mobile operators and media companies to create new advertising inventory through permission-based programs. These programs include marketing and technology to encourage consumers to opt-in to receive targeted and qualified advertising offers. Strict opt-in and opt-out procedures are followed and rewards are provided to consumers in coordination with our customers. Advertising inventory is aimed at major consumer brands and advertising agencies thus ensuring high quality and relevance. These programs enable mobile operators to both increase their revenue and enhance the retention of their customers.
Loyalty Programs.  Through our "Top Codes" program, we allow mobile operators to reward subscribers for topping-up their pre-paid mobile account or spending above a predetermined amount on their mobile bill, both with the goal of leading to higher recurring consumer spending and greater consumer loyalty. Through the "Velti Mobile Communities" program, we help mobile operators and marketers create mobile communities that help retain, manage, and grow their consumer base. Mobile communities are formed from an opt-in database that supports a broad range of loyalty programs and mobile advertising and marketing interactions. The database's value is maximized by the collection of detailed subscriber information.
Mobile Portals.  We build and manage mobile portals or provide mobile websites and landing pages within existing portals. Our Velti Mobile Portal solutions help mobile operators and media companies offer premium content to consumers with the goal of improving loyalty, subscriber interaction and the user experience.
Multi-Channel Marketing Activities.   We address multi-channel marketing by supporting community activities through a combined web, mobile web, SMS and third party social networking single community structure, marketing and content program. This builds thematic operator and brand communities. Subscribers may push, pull, publish and distribute content to other established online social networks (e.g. Facebook, Twitter) via their mobile handset or through a single point from within their online accounts with the goal of fostering a community that becomes an interactive arena for the introduction of new services, branded promotions, incentives and contests.
Integration and measurability across all media types.    Our platform allows brands, advertising agencies, mobile operators and media companies to integrate the benefits of mobile media interactivity with traditional, impression-based media including television, print, radio and outdoor advertising in order to enhance the tracking and measurability of traditional media. Our platform is compatible across multiple media formats, and optimizes rich media and interactive online content. For example, we completed a campaign with BabyCenter for Johnson & Johnson where pregnant women were asked to text their expected due date to a short code. This allowed BabyCenter to send targeted information and offers corresponding to the applicable stage of the pregnancy. The campaign also allowed expectant mothers to join a mobile local area support network for pregnant women, and an opportunity to register for mobile alerts, thus increasing brand loyalty.
Enhanced measurement and analysis of marketing campaign effectiveness.    Our Velti mGage analytics and measurement software modules provides end-to-end tracking and reporting of consumer engagement in response to marketing campaigns, across all media platforms, including traditional, online and mobile. Our platform also easily integrates, compares and analyzes performance data from different point solution providers to enhance the ability to measure the overall campaign performance. Our customers are able to view the entire breadth of consumer engagement and then make data-driven decisions to refine their execution of marketing and advertising campaigns in real time. This increases the effectiveness of the campaign, and, ultimately, our customers' return on investment.
Optimization of marketing and advertising campaigns as a result of deep operating expertise and breadth of customer data.    Our interactions with hundreds of brands, advertising agencies, mobile operators and media companies have provided us with deep industry expertise. During 2010, we conducted more than 2,700 marketing and advertising campaigns, providing us with unique insight on how to optimize campaigns based upon a variety of targeting data, including geography, demographics, behavior, time of response and message content. In addition, our proprietary databases and analytics platforms, including those we have acquired recently, are able to process, analyze and optimize more than 1.3 billion new data facts daily.

We have a team of innovation engineers skilled in dedicated analytics that processes and analyzes data to enable campaigns to leverage the performance data received from one campaign to the next.
Easy-to-use, automated mobile marketing and advertising campaigns through a data-driven platform.    We automate the marketing process by allowing our customers to design and implement global mobile marketing and advertising campaigns with minimal technical expertise. We have developed both an easy-to-use, drag-and-drop interface, as well as 70 step-by-step, automated mobile marketing campaign creation templates, corresponding to tested best practices, which enable brands, advertising agencies, mobile operators and media companies to run a mobile campaign without technical expertise. Additionally, our platform, and our geographically dispersed data centers, enable marketing and advertising campaigns to easily comply with regulations and best practices regarding data collection and consumer privacy across multiple countries, further reducing the overall cost of the campaign for our customers.
Scalable and flexible business model.    We believe that the combination of our scalable and flexible business model and the application of our flexible pricing model allow us to align our interests with our customers' mobile marketing and advertising needs. With our flexible pricing model, we may charge a SaaS usage fee (based on the modules of our platform that customers are using), a transactions-based or performance-based SaaS fee (based upon the achievement of certain performance metrics), a license or software fee or an efforts-based fee for managed or professional services.
Our Strategy
Our objective is to be the leading global provider of mobile marketing and advertising solutions across multiple media. We intend to make it easier and more cost effective for brands, advertising agencies, mobile operators and media companies to take advantage of the unique benefits of mobile marketing and advertising campaigns, thereby further facilitating the growth in this market. The principal elements of our strategy are to:
Capitalize upon existing customer relationships and acquire new customers as our market expands.    We intend to capitalize on our deep, trusted customer relationships to broaden the adoption of our solutions as our customers' mobile marketing and advertising budgets and campaign requirements increase over time. We also intend to aggressively acquire new customers, educating them regarding the benefits of mobile marketing and advertising, the breadth and uniqueness of our solutions, and our ability to satisfy their global marketing and advertising campaign requirements.
Deepen existing and add new advertising agency relationships.    Advertising agencies provide important strategic advice to brands on the execution of marketing and advertising strategies while brands often delegate control to an advertising agency over a significant portion of the brand's marketing and advertising budget. We intend to continue to build and deepen our relationships with advertising agencies by continuing to increase our dedicated agency sales force, to enable us to accelerate the acquisition of new brands and deepen our relationships with existing brand and media customers.
Grow revenue and enhance profitability by emphasizing the marketing portion of mobile campaigns.    Mobile marketing enables brands and advertising agencies to engage and build long-term relationships with consumers, which we believe causes the market opportunity for mobile marketing to be greater than the market for mobile advertising. Our fully integrated marketing and advertising platform allows our customers to use both mobile and traditional media to reach targeted consumers, engage consumers through the mobile Internet and applications, convert consumers into customers by triggering a desired action and actively manage the relationship with the consumer through the mobile channel. By focusing on the entire campaign lifecycle, we are positioned to take advantage of the significant marketing budget dedicated to maintaining customer relationships and marketing additional goods and services to existing customers.
Enable our platform by addressing technology shifts in mobile devices and computing.    We believe the mobile device marketplace by its nature undergoes constant change as new technologies and products emerge. In particular, we believe that smartphone devices as well as tablet computers with mobile capabilities are growing and becoming increasingly important components of mobile communications. We devote significant resources to address this evolving technology landscape with robust application interfaces for our platform that ensures we will be well positioned to address the mobile marketplace as consumer device preferences evolve.
Extend our leadership position by continuing to invest in our platform.    We believe that the technical capabilities of our platform significantly surpass the ability of our competitors to provide brands, advertising agencies, mobile operators and media companies a comprehensive view of a consumer's interaction and engagement across a variety of media. Our recent research and development activities have been focused on enhancements to our platform, resulting in the release of our Velti mGage platform, an online, fully integrated end-to-end mobile marketing and advertising platform launched in January 2010. We intend to continue to invest in, and enhance the functionality of Velti mGage and develop new technology solutions to further strengthen and broaden our end-to-end platform. Generally, we target new releases of our software every eight weeks to meet the evolving needs of our customers and address potential new customers and markets.
Encourage the adoption of our platform by third parties.    Our Velti mGage platform provides a scalable, open architecture platform with application programming interfaces, or APIs, that allows third parties, including content delivery platform providers, application providers, campaign optimization specialists, mobile ad networks, and analytic and billing providers, to use the Velti mGage platform to execute marketing and advertising campaigns as well as to create new business opportunities and technology innovations. We have designed our platform to become central to the creation of a connected, global mobile marketing and advertising marketplace, and we believe that this platform will form the basis for a global mobile marketing and advertising ecosystem.
Continue global expansion and strategically pursue partnerships and acquisitions.    We intend to continue our geographic expansion into additional markets over time as needed in order to support our current and prospective customers and to expand our business. In addition, we will continue to evaluate and pursue strategic partnerships and acquisitions, to further strengthen our platform, increase our geographic presence, expand relationships and enter into adjacent markets. Examples of types of opportunities we have pursued include our:

•	acquisition of Mobclix;

•	acquisition of Media Cannon;

•	acquisition of Ad Infuse;

•	acquisition of M Telecom;

•	joint venture with HT Media in India to form HT Mobile Solutions; and

•	minority investment and partnership with CASEE in China.
Our Platform
The Velti MIR Framework
The Velti MIR framework - Media-Interaction-Response - is our approach to addressing the fundamental marketing processes of Reach, Engage, Convert, Analyze and Remarket. The MIR framework addresses all aspects of mobile marketing, from planning, to granular targeting, buying media, building a dialogue with the target audience, and converting the target audience into customers. The MIR framework can then track and measure the performance of the entire interaction in order to continue the dialogue and secure the consumer's loyalty. Velti mGage, a complete solution to power end-to-end mobile marketing and advertising campaigns, provides the tools to enable the MIR framework across all phases of mobile marketing.
In January 2010, we launched Velti mGage, an enhanced release of our platform providing an online, fully integrated mobile marketing and advertising platform. Velti mGage is built on a modular architecture designed to handle the full life cycle of mobile marketing and advertising, including campaign and media planning, ad serving and routing, mobile websites, marketing, CRM, analytics and reporting requirements, in one end-to-end platform.
Velti mGage Command (Mobile Media Planning and Buying).    The Velti mGage Command includes a campaign manager and media planner allows brands, advertising agencies, mobile operators and media companies to plan, book, optimize and track their mobile advertising and marketing campaigns. It includes requests for proposals management as well as the tools necessary to track end-to-end effectiveness of different media channels (including non-mobile channels such as traditional and Internet-based media) and different mobile marketing implementations. The Velti mGage Command provides the ability to plan and track the performance of all mobile, traditional, and Internet-based media campaigns and enables the planning, execution and optimization of campaigns over the campaign lifecycle and across a variety of different mobile media, including text, mobile Internet, video, audio and mobile applications such as games. It can also track the effectiveness of each media buy to determine the cost per acquisition.
Velti mGage Reach.    Velti mGage Reach manages advertising inventories and targeted media buys for advertisers and publishers. Velti mGage Reach consists of two component modules:
Velti mGage Ad Server.    The Velti mGage Ad Server allows brands, advertising agencies, mobile operators and media companies, as well as advertisers and publishers, to manage mobile advertising campaigns and advertising inventory on a high performance mobile ad server through an intuitive online graphical user interface. Our advertising insertion technology enables the delivery of targeted, personalized advertisements into any media format, including text, mobile websites, video, audio and mobile applications such as games, to any mobile device. Inventory management allows publishers to present their inventory to advertisers in the manner most likely to maximize revenue and enable advertisers to reach their target audience and achieve their campaign goals using the most effective content.
Velti mGage Ad Router.    The Velti mGage Ad Router enables our customers to optimize yield by managing mobile advertising inventory across multiple sales channels. It also manages the time, location and amount of inventory to be allocated from the publisher to an advertiser based on its selected criteria. It enables cross-medium services using the same content, thus facilitating convergence and optimizing content usage. It also enables management of inventory allocation and control of the acquisition and maintenance of advertising content, allowing the publisher to control terms and access to advertising inventory. Additionally, content owners and editors can easily add and update content. The Velti mGage Ad Router manages customer profiling data and provides the ability for the publisher to manage access to personalization data by the advertising networks.
Velti mGage Create (Mobile Site Builder, App Builder and Content Management).    The Velti mGage Create enables the design and development of mobile applications, mobile portals, landing pages and micro-sites via a drag and drop graphical user interface. Mobile website pages are designed once, and dynamically rendered to optimize pages for individual devices without the need to repeatedly optimize the same content across thousands of types of mobile devices and networks. Mobile sites can be developed to enable activities such as targeted views of customer product information on mobile applications, download mobile content, register to join a mobile club, click through promotional banners to find out about sponsored activities or engage in sponsored incentives and sweepstakes. In addition, content can be shared across various media channels and adapted for mobile use, and is easily integrated with Velti's ad serving and marketing products. Velti mGage Create is integrated with Velti mGage Measure to provide the customer with detailed information and metrics regarding consumer response to the website or portal.
Velti mGage Interact:    Velti mGage Interact provides core customer relationship management functionality to enable brands and advertising agencies to build engagement with their customers. Velti mGage Interact consists of two components:
Mobile Marketing Suite-Enables non-technical brand marketers or agency staff to quickly create, execute and monitor mobile marketing and advertising campaigns, from the simplest opt-in text messaging campaign to branded mobile communities and loyalty clubs using a template-driven solution. It offers multiple ready-to-use campaign templates that enables the launch of different mobile campaign activities quickly. It empowers the customer to build interactive campaigns in minutes and manages short codes and key words without any carrier interaction. The Velti mGage Mobile Marketing Suite supports key mobile channels and includes a suite of marketing activities, including:

•	text to win;

•	promotions contained on product packaging;

•	couponing, alerts and tips;

•	user generated content, including content where users insert images or video taken in front of a green screen into standardized content;

•	opt-in contests; and

•	mobile communities.
CRM-Allows brands, advertising agencies, mobile operators and media companies to create and manage a customer opt-in database for advertising, data mining and customer relationship management, or CRM, purposes. The Velti mGage Interact's CRM capability provides a mechanism for tracking customer information by enabling campaign management functions including:

•	identifying target groups within the customer base according to selected criteria or demographics;

•	sending mobile campaign-related material (such as information on special offers) to selected recipients; and

•	tracking, storing and analyzing campaign statistics, including tracking responses and analyzing trends.
The Velti mGage Interact CRM functionality includes tools to enable marketers to extend their online and offline CRM strategies to mobile applications. It provides for the easy creation of finely segmented mobile CRM databases, automated segmentation based on historic customer responses, and member registration via multiple channels, including messaging, Internet and mobile internet. It also supports multiple mobile media, including SMS, MMS and wireless application protocol, or WAP, to consumers and provides full control of consumer message flow. A flexible application programming interface layer allows partners to connect our CRM component with mobile and Internet registration pages and SMS and MMS service centers.
Velti mGage Measure.    Velti mGage Measure provides end-to-end tracking and reporting of consumer behavior and engagement across media platforms, including traditional, online and mobile. Customers are able to view the entire breadth of consumer engagement and then make data-driven decisions to refine their execution of marketing and advertising campaigns. Velti mGage Measure provides extensive reports in the form of personalized, dynamically configured dashboards, overview data and graphs in an intuitive display of key site metrics, regardless of the mobile website building tool used by the customer, designed to provide information on unique visitor identification, handset capabilities, geography and network recognition. Examples of data presented include:

•	the number of site visits by page, time period, country/state, mobile operator, device model/screen size;

•	the number of unique visitors per page, time period, county/state, mobile operator, device model/screen size;

•	user profile statistics per page, time period, county/state, mobile operator, device model/screen size;

•	entry, exit pages, funnel tracking and click through paths to track visitor behavior; and

•
responses to traditional media campaigns, such as television, print, radio and outdoor advertising, plus online and mobile marketing and advertising campaigns, all tracked and reported on one consolidated platform.

Our enabling technologies used with our platform include:

Third Party Application Development.    Velti's Software Development Kit, or SDK, allows application developers to connect their applications to the Velti Ad Server and Ad Router product by providing a ready-to-use SDK. The SDK interfaces with operating system features and native applications on a handset, allowing new click-to-actions, such as click-to-mail, click-to-map, and click-to-applications. It includes ready to use creative advertising for applications such as expandable banners, shake-to-animate advertising, full screen interstitials and tickers.
Content Management System (CMS).    Velti's Content Management System, or CMS, allows carriers and publishers to create, manage, transcode, present and deliver all mobile content (text, images, audio, video, java games and applications) on a scalable, robust platform. It features multi-way content ingestion (file uploads, HTTP requests and RSS feeds), advanced digital rights management to protect downloaded content rights, content lifetime management (insertion, approval, expiration and archiving), ready integration with other content sources and performance monitoring troubleshooting tools.
Velti mGage Marketplace. In March 2011, we announced the launch of the Velti mGage™ Marketplace, the world's first global mobile media exchange. Designed to provide advertising agencies, ad networks and brands with greater flexibility, transparency and optimization of mobile ad campaigns, the mGage Marketplace equally enables publishers to maximize revenue.
Addressing the mobile buying and selling needs of agencies, ad networks, demand side platforms and publishers, the mGage Marketplace consists of a number of exchanges, all leveraging the Velti mGage mobile marketing platform. Agencies can research, plan, execute, track and optimize mobile marketing campaigns from a central location based on the advanced analytic and reporting functionality. Brands are able to track buys from the first impression through post-click and compare how campaigns are performing across all media inventories. The mGage Marketplace includes:

•
Public Exchanges: These include the global ad exchange for mobile applications provided by Mobclix, which Velti acquired in 2010, and China's largest mobile advertising exchange, operated by CASEE, in which Velti is a strategic investor. The public exchanges match ad networks and agencies with more than 15,000 application and mobile web publishers in a real-time bidding environment. The combined monthly impressions total more than 11 billion.

•
Private Exchanges: White label exchanges create a private marketplace where agencies can work directly with tier one publishers and ad networks discreetly. Publishers, such as media companies and mobile carriers, may also create white label exchanges to privately sell inventory to a select list of agencies, ad networks and brands.

The mGage Marketplace offers targeted ad delivery based on relevancy, combined with streamlined campaign planning that enables media buyers to organize ad buys based on price, specific targets and level of transparency. This advanced planning is then supported with powerful analytics to allow for cross-platform, cross-inventory and end-to-end data, which allows targeted media to optimize post-click performance.
Customers
More than 825 brands and advertising agencies, including agencies that belong to all of the 'big four' agency holding groups, and including 8 of the 10 largest mobile operators worldwide (based on number of subscribers) used Velti mGage in 2010 executing more than 2,700 campaigns, compared with 450 customers in 2009 and 243 in 2008. We have the ability to conduct campaigns in over 30 countries and reach more than 2.5 billion global consumers. We have the ability to conduct campaigns in over 30 countries and reach more than 2.5 billion global consumers. Brands may engage us either directly, or through an advertising agency. In circumstances where an advertising agency is involved, the advertising agency may either be responsible for our engagement or the brand may have directed its advertising agency to use our services. We work with nearly all major advertising agencies and our relationships with advertising agencies generate projects for us worldwide and provide scalability to our sales effort. For our mobile operator customers, who tend to have more mature mobile marketing strategies, we enable the operator to create new areas of revenue growth, as well as work with the operator as a brand to reduce customer churn and increase their average revenue per user.
Geographic Revenue Concentration
We conduct our business primarily in three geographical areas: Europe, Americas, and Asia/Africa. The following table provides revenue by geographical area. Revenue from customers for whom we provide services in multiple locations is allocated according to the location of the respective customer's domicile. Revenue from customers for whom we provide services in a single or very few related locations is allocated according to the location of the respective customer's place of operations.

	Year ended December 31,
	2010	2009	2008
	(in thousands)
Revenue:
Europe:
United Kingdom	$34,105	$14,655	$7,370
Russia	10,942	8,621	20,566
Greece	10,847	8,384	4,514
All other European countries	33,510	36,441	22,787
Total Europe	89,404	68,101	55,237
Americas	9,150	4,049	1,586
Asia/Africa	17,715	17,815	5,209
Total revenue	$116,269	$89,965	$62,032

We expect to continue to expand outside of Europe and anticipate that our geographic revenue concentration in Europe as a whole will decrease as a percentage of our total revenue. During 2008 we entered into contracts with two customers in Russia, the provisions of which required us to recognize as SaaS revenue certain revenue generated from fees for media and other advertising production acquired on behalf of the customer, resulting in an increase in revenue in Russia in the amount of approximately $12.5 million. Also, since we accounted for our investment in Ansible prior to its termination under the equity method, Ansible's financial results prior to its termination as of July 1, 2010 are not consolidated with ours and therefore are not reflected in revenue allocated to the Americas.
Technology and Operations
Our proprietary technology platform is the cornerstone of our business and we believe it will continue to be a key differentiator for us. Our Velti mGage platform is built with a modular, distributed architecture which provides us considerable flexibility in deployment, and enables us to deploy individual software modules as a package or on a standalone basis. This in turn optimizes performance under various hardware and software configurations. Our highly scalable software solutions use a proprietary combination of commercially licensed, open source and custom programmed software, to optimize reliability, cost, efficiency, performance and scalability.
Hosting infrastructure.    Our information technology, or IT, infrastructure is based on a standard, commercially available hardware and includes virtualization technologies and enterprise class load balancers. We have designed and implemented a robust hosting infrastructure with a load-balanced cluster of application servers backed by redundant database servers to permit continuous uptime, and no downtime for maintenance and software upgrades. Our architecture allows components to be distributed between data centers for optimal performance and scalability. Multiple database installations are segmented by geography, customer and application in order to provide additional scalability and flexibility, and to ensure compliance with applicable regulations and best practices regarding data collection and consumer privacy adopted by a number of countries that may restrict data collection and management.
Data center facilities.    We outsource all of our data center facility management to third parties who host the actual servers and provide power and security in multiple data centers in each geographic location. This allows us to have redundant, duplicate systems without having to export personal consumer information across regulatory jurisdictions. We believe this is an important differentiator of our business. Not only do we maintain fully redundant hardware, but our data centers also have redundant power and connectivity. We contract with industry-recognized IT providers of enterprise-hosting solutions, customized managed-application services and remote operations services, including data centers in Dallas, Texas; San Francisco, California; London; and Athens. We also have data centers in Mumbai and Shanghai, serving both Velti and our partners in each location.
Research and Development
We have built a strong internal software development team that has many years of experience in the technology and mobile advertising and marketing industries. As of December 31, 2010, we had 242 engineers and software developers in our development centers located in Palo Alto and San Francisco, California; Athens; Kiev; New Delhi; and Beijing.
Our recent research and development activities have been focused on enhancements to our platform, leading to the release of Velti mGage. Current research and development initiatives continue to focus on Velti mGage, including additional planning and content solutions. Some of these initiatives include enhanced application-based cookie tracking, additional server-based behavioral targeting, additional template development and application programming interfaces and enhanced user interfaces. In addition, we have an internal advanced projects team that is focused on the development of new applications and next generation technologies. We believe that having a dedicated, highly-trained advanced projects team enables us to effectively address the rapidly evolving mobile marketing and advertising services market.
Competition
Although the market for mobile marketing and advertising solutions is relatively new, it is very competitive. We compete with companies of all sizes in select geographies that offer solutions that compete with single elements of our platform, such as mobile advertising networks, mobile ad serving and ad routing providers, mobile website and content creators, providers of mobile publishing and application development, SMS aggregators or providers of mobile analytics. We compete at times with interactive and traditional advertising agencies that perform mobile marketing and advertising as part of their services to their customers.
As a result of industry developments, some of our competitors may in the future create an integrated platform with features similar to ours, for example, Google, Inc.'s acquisition of Admob, Inc., Apple, Inc.'s acquisition of Quattro Wireless, Inc., Motricity's announcement of its agreement to acquire Adenyo, and the entry of larger companies such as Nokia, AOL, Microsoft and Yahoo! into the mobile media markets. However, we do not directly compete with these companies as we believe we are the only provider of an integrated, end-to-end mobile marketing and mobile advertising platform with a significant global presence.
We believe that the key competitive factors that our customers use in selecting solutions include the availability of:

•	an integrated, scalable and relatively easy to implement platform that can expand the reach of their future campaigns;

•	solutions providing high quality functionality that meet their immediate marketing and advertising needs;

•	sophisticated analytics and reporting;

•	competitive pricing;

•	existing strategic relationships with customers globally;

•	high levels of quality service and support; and

•	a sophisticated and financially stable provider with a proven track record.
We believe that we compete favorably on each of these factors. Our extensive experience managing global marketing and advertising campaigns, together with experienced professional services to implement and integrate these options globally, provides us with an advantage that many of our competitors lack.
The consolidation of our competitors offering point solutions into larger organizations with increased resources is a recent trend in the industry. The effects of such acquisitions on the market are still unclear.
Seasonality
Our business, as is typical of companies in our industry, is seasonal. This is primarily due to traditional marketing and advertising spending being heaviest during the holiday season while brands, advertising agencies, mobile operators and media companies often close out annual budgets towards the end of a given year. Seasonal trends have historically contributed to, and we anticipate will continue to contribute to fluctuations in our quarterly results, including fluctuations in sequential revenue growth rates.
Sales and Marketing
Our direct sales force is organized into two main customer categories, one selling to mobile operators and media, and the other selling to brands and advertising agencies, as well as personnel focused on ourVelti mGage™ Marketplace, our global mobile media exchange. We are further organized along geographical regions for Europe, the Americas and the rest of the world. As of December 31, 2010, we had 180 employees engaged in sales, marketing and business development. As we evolve, in addition to continuing our focus on advertising agencies and mobile operators, we expect to further focus our sales efforts within brands by certain industry verticals, such as automotive, financial services and packaged goods, and to building a strong global sales force for advertising agencies and brands. Direct sales personnel are supported by pre-sales managers who provide technical expertise and in-depth product knowledge, as well as creative pre-sales teams.
As part of our sales process, we typically explain the benefits of our platform and demonstrate our ability to deliver services to potential customers that meet their mobile marketing and advertising campaign goals. As a result, our sales cycle can be relatively long, and can vary significantly between different geographies and customer segments. Our customers may perform a pilot prior to full scale deployment, typically lasting one to two months. Mobile operators in particular generally have a rigorous, technology-based sales process and complex decision-making process, however, they are often less likely to switch incumbent vendors once one has been selected. Brands and advertising agencies often engage in a request-for-proposal process that also can consume significant resources without assurance of success.
We have been able to cross-sell additional types of mobile marketing campaigns to existing customers, gradually implementing those campaigns that are successful on a global basis. We also developed a wide range of informal partnerships with global systems integrators and other local companies, in addition to our joint ventures in the U.S. and India discussed below, to increase our sales reach to new customers.
We conduct a variety of marketing programs, to enhance brand development and leverage our internal branding resources, and to create programs to educate customers. These activities include field marketing, product marketing and sales support through branding, trade advertisements, other online and print advertising, trade press, seminars and trade shows, and ongoing customer communications, as well as through our website, the Velti mGage portal and other print materials. Additionally, we participate in industry, customer and analyst events, and hold local events to better meet the needs of our customers, partners, and joint ventures, including speaking, exhibiting and sponsorship events with brands, agencies, mobile operators and media companies. Our primary marketing events include Mobile World Congress, Ad:Tech and CTIA, the international association for the wireless telecommunication industry.
Intellectual Property
We regard the protection of our developed technologies and intellectual property rights as an important element of our business operations and as crucial to our success. We rely primarily on a combination of patent laws, trademark laws, copyright laws, trade secrets, confidentiality procedures and contractual provisions to protect our proprietary technology. We generally require our employees, consultants and advisors to enter into confidentiality agreements. These agreements provide that all confidential information developed or made known to the individual during the course of the individual's relationship with us is to be kept confidential and not disclosed to third parties except under specific circumstances. In the case of our employees, the agreements provide that all of the technology which is conceived by the individual during the course of employment is our exclusive property. The development of our technology and many of our processes are dependent upon the knowledge, experience and skills of key scientific and technical personnel.
As of December 31, 2010, we held no issued patents and have 16 pending U.S. applications and 3 pending foreign patent applications on file. We are also in the process of filing additional corresponding foreign applications pursuant to the Patent Cooperation Treaty for our pending OCT patent applications. However, any future patents that may issue may not survive a legal challenge to their scope, validity or enforceability, or provide significant protection for us. The failure of our patents, or our reliance upon copyright and trade secret laws to adequately protect our technology might make it easier for our competitors to offer similar products or technologies. In addition, patents may not issue from any of our current or any future applications.
Government Regulation
Depending on the products and services that they offer, mobile data service providers are or may be subject to regulations and laws applicable to providers of mobile, Internet and voice over Internet protocol, or VOIP, services both domestically and internationally. In addition, the application of existing domestic and international laws and regulations relating to issues such as user privacy and data protection, defamation, pricing, advertising, taxation, gambling, sweepstakes, promotions, billing, real estate, consumer protection, accessibility, content regulation, quality of services, telecommunications, mobile, television and intellectual property ownership and infringement to wireless industry providers and platforms in many instances is unclear or unsettled. Further, the application to us of existing laws regulating or requiring licenses for certain businesses of our advertisers can be unclear.
It is possible that a number of laws and regulations may be adopted in the countries where we operate, which may be inconsistent and which could restrict the wireless communications industry, including laws and regulations regarding network management and device interconnection, lawful interception of personal data, taxation, content suitability, copyright, distribution and antitrust. Furthermore, the growth and development of the market for electronic storage of personal information may prompt calls for more stringent consumer protection laws that may impose additional burdens on companies such as ours that store personal information. We anticipate that regulation of our industry generally will increase and that we will be required to devote legal and other resources to address this regulation.
We are directly subject to certain regulations and laws applicable to providers of Internet and mobile services both domestically and internationally. The application of existing domestic and international laws and regulations relating to issues such as user privacy and data protection, marketing, advertising, consumer protection and mobile disclosures in many instances is unclear or unsettled. We are including below a general summary of the regulatory issues that are most pertinent to our business, beginning with general overviews of the regulatory environment in Europe and the U.S. We then also include short descriptions of various topical areas.
To date, we have earned a majority of our revenue in Europe and the U.S. However, we have the ability to conduct campaigns in over 30 countries and many of these have large economies outside of North America and Europe, including Brazil, Russia, India and China, or the so-called “BRIC” countries. Our revenue in countries outside of Europe and the U.S., both in an aggregate amount and as a percentage of our overall revenue, may grow substantially in the future. Each jurisdiction has unique regulatory bodies and levels of oversight. We anticipate that, while over time there may be a convergence of certain regulatory aspects, individual countries will continue to exercise substantial independent influence over mobile communications within their jurisdiction. The summary set forth below, while focusing in general on Europe and the U.S. is not intended to imply that regulation outside of these areas is not important to our business. Rather, we have found the issues that we present here to be generally applicable across jurisdictions, although the precise terminology and manner in which they are addressed may differ from country to country. We have an overall international compliance program established to ensure that we abide by the regulations of the individual countries in which we operate, both at the time of the inception of our service as well as on an ongoing basis.
European Regulatory Environment
Member countries of the EU regulate mobile marketing and advertising services both at the member state and EU levels.
At the EU level, there are various Directives which impact upon the regulation of mobile marketing and advertising generally and also Directives which control the use of electronic communications specifically. Directives which are applicable to the use of mobile advertising and marketing include the E-Commerce Directive (Directive 2000/31/EC) and the E-Privacy Directive (Directive 2002/58/EC) which require advertisers to provide consumers with certain information, the scope of which may vary depending upon how a particular EU member state has interpreted the Directive. Some member states have taken a strict approach in implementing the Directives, and require additional information to be provided when compared with the minimum requirements set out in the Directives. For example, the E-Commerce Directive simply requires that any references to prices must be clear and unambiguous, but some member states require that this obligation includes indicating whether prices include taxes or other costs.
The EU is set to standardize regulatory practice further with the introduction by Spring 2010 of a new EU Communications Regulatory body (the “Body of European Regulators for Electronic Communications” or BEREC). BEREC will be tasked with harmonizing and standardizing regulation of non-compliance with EU Communications Directives. Although they will not be an agency within themselves, they are set to add transparency and clarity to the regulatory regime of the EU.
European standards can materially differ from those of the U.S. which may disproportionately affect us given that most of our business has historically been in Europe. For example, the use of data indicating the location of the user's mobile phone is strictly controlled by the E Privacy Directive. In addition, EU laws place restrictions on the use of cookies. These restrictions have been reviewed and amended by the European Council with the new Citizen's Rights Directive (Directive 2009/136/EC), which must be implemented into national law by member states by 25 May 2011. This will provide, among other things, that user consent (or an explicit opt-in) must be obtained before placing any cookie on a user's machine.
Many EU member states also have wide ranging consumer protection laws which will also have an impact upon the mobile advertising and marketing sector, as it acts as a tool against aggressive or misleading business-to-consumer marketing. Regulation of these laws vary and in some cases self-regulating bodies, such as the Advertising Standards Authority in the U.K., impose self regulating code of advertising, sales promotion and direct marketing (the “CAP Code” in the U.K.) which ensures that advertisements are legal, decent, honest and truthful.
European Data Protection. European data privacy standards can materially differ from those of the U.S., which also may further disproportionately affect us. European data protection law defines “personal data” more broadly than in the U.S. In particular the European Data Protection Directive, which serves as the foundation for each EU country's data protection law, does not require that an individual be named for data to qualify as “personal data” as “personal data” is defined as “any information relating to an identified or identifiable natural person” (“data subject”); an “identifiable person” is one who can be “identified, directly or indirectly, in particular by reference to an identification number or to one or more factors specific to his physical, physiological, mental, economic, cultural or social identity.”
These standards can be interpreted and applied in conflicting ways from country to country and in a manner inconsistent with our current data protection practices or specific U.S. regulations. In particular IP addresses and the use of cookies and beacons have been determined to be subject to EU data protection laws.
One of the requirements which is most relevant for the purposes of mobile marketing/advertising as that personal data shall be obtained only for one or more specified and lawful purposes, and shall not be further processed in any manner incompatible with that purpose or those purposes. This means that where a 'data controller' wishes to use customer information for a purpose other than originally intended (for example, to send them marketing information), then the consent of the individual will be required.
Enforcement of EU data protection laws vary widely between member states. Fines of millions of Euros have been imposed in Spain and in the U.K. the legislation has just been changed to allow increased fines and custodial sentences for serious breaches. The new Citizen's Rights Directive introduces amendments to the E-Privacy Directive and will ensure that local European Data Protection Authorities introduce criminal sanctions and increased fines for non-compliance by May 2011.
A further point to note is that EU data protection laws restrict the transfer of data from within the EEA to territories outside the EEA that do not offer an adequate level of protection (the U.S. is not considered adequate for these purposes). There are a number of options for complying with this restriction including obtaining consent, the use of model clauses and the use of safe harbor. To date, we addressed this by using redundant data centers within the EU which thus avoids needing to share EU-originated data outside the EEA.
United States Regulatory Environment
In addition to its regulation of wireless telecommunications providers generally, the U.S. Federal Communications Commission, or FCC, has shown interest in at least three areas that impact our business: research and development with regards to innovation, competition in the wireless industry and consumer protection with an emphasis on truth-in-billing. The FCC has examined, or is currently examining, how and when consumers enroll in mobile services, what types of disclosures consumers receive, what services consumers are purchasing and how much consumers are charged. In addition, the Federal Trade Commission, or FTC, has been asked to regulate how mobile marketers can use consumers' personal information. Consumer advocates claim that many consumers do not know when their information is being collected from cell phones and how such information is retained, used and shared with other companies. Consumer groups have asked the FTC to identify practices that may compromise privacy and consumer welfare; examine opt-in procedures to ensure consumers are aware of what data is at issue and how it will be used; investigate marketing tactics that target children and create policies to halt abusive practices. The FTC has expressed interest in particular in the mobile environment and services that collect sensitive data, such as location-based information.
Deceptive Trade Practice Law in the U.S. The FTC and state attorneys general are given broad powers by legislatures to curb unfair and deceptive trade practices. These laws and regulations apply to mobile marketing campaigns and behavioral advertising. The general guideline is that all material terms and conditions of the offer must be “clearly and conspicuously” disclosed to the consumer prior to the buying decision. In practice, the definition of clear and conspicuous disclosure is often a subjective determination. The balancing of the desire to capture a potential customer's attention, while providing adequate disclosure, can be even more challenging in the mobile context due to the lack of space.
Behavioral Advertising. Behavioral advertising is a technique used by online publishers and advertisers to increase the effectiveness of their campaigns. Behavioral advertising uses information collected from an individual's web-browsing behavior, such as the pages they have visited or the searches they have made, to select which advertisements to display to that individual. This data can be valuable for online marketers looking to personalize advertising initiatives or to provide geo-tags through mobile devices. Currently, behavioral advertising is not formally regulated in the U.S., but many businesses adhere to industry self-governing principles, including an opt-out regime whereby information may be collected until an individual indicates that he or she no longer agrees to have this information collected. The FTC and EU member states are considering regulations in this area, which may include implementation of a more rigorous opt-in regime. An opt-in policy would prohibit businesses from collecting and using information from individuals who have not voluntarily consented. Among other things, the implementation of an opt-in regime could require substantial technical support and negatively impact the market for our mobile advertising products and services. A few states have also introduced bills in the past two years that would restrict or prohibit behavioral advertising within the state. These bills would likely have the practical affect of regulating behavioral advertising nationwide because of the difficulties behind implementing state-specific policies or identifying the location of a particular consumer.
Behavioral Advertising-Privacy Regulation. Our business is affected by U.S. federal and U.S. state, as well as EU member state and foreign country, laws and regulations governing the collection, use, retention, sharing and security of data that we receive from and about our users. In recent years, regulation has focused on the collection, use, disclosure and security of information that may be used to identify or that actually identifies an individual, such as an Internet Protocol address or a name. Although the mobile and Internet advertising privacy practices are currently largely self-regulated in the U.S., the FTC has conducted numerous discussions on this subject and suggested that more rigorous privacy regulation is appropriate, possibly including regulation of non-personally identifiable information which could, with other information, be used to identify an individual. Within the EU, member state data protection authorities typically regard IP addresses as personal information, and legislation adopted recently in the EU requires consent for the placement of a cookie on a user device. In addition, EU data protection authorities are following with interest the FTC's discussions regarding behavioral advertising and may follow suit by imposing additional privacy requirements for mobile advertising practices.
Marketing-Privacy Regulation. In addition, there are U.S. federal and state laws and EU member state and other country laws that govern SMS and telecommunications-based marketing, generally requiring senders to transmit messages (including those sent to mobile devices) only to recipients who have specifically consented to receiving such messages. U.S. federal, EU member state and other country laws also govern e-mail marketing, generally imposing an opt-out requirement for emails sent within an existing business relationship.
SMS and Location-Based Marketing Best Practices and Guidelines. We are a member of the Mobile Marketing Association, or MMA, a global association of 700 agencies, advertisers, mobile device manufacturers, wireless operators and service providers and others interested in the potential of marketing via the mobile channel. The MMA has published a code of conduct and best practices guidelines for use by those involved in mobile messaging activities. The guidelines were developed by a collaboration of the major carriers and they require adherence to them as a condition of service. We voluntarily comply with the MMA code of conduct. In addition, the Cellular Telephone Industry Association, or CTIA, has developed Best Practices and Guidelines to promote and protect user privacy regarding location-based services. We also voluntarily comply with those guidelines, which generally require notice and user consent for delivery of location-based services.
TCPA. The United States Telephone Consumer Protection Act, or TCPA, prohibits unsolicited voice and text calls to cell phones or the use of an auto-dialing system unless the recipient has given prior consent. The statute also prohibits companies from initiating telephone solicitations to individuals on the national Do-Not-Call list, unless the individual has given prior express consent or has an established business relationship with the company, and restricts the hours when such messages may be sent. In the case of text messages, a company must obtain opt-in consent to send messages to a mobile device. Violations of the TCPA can result in statutory damages of $500 per violation (i.e., for each individual text message). U.S. state laws impose additional regulations on voice and text calls.
CAN-SPAM. The U.S. Controlling the Assault of Non-Solicited Pornography and Marketing Act, or CAN SPAM, prohibits all commercial e-mail messages, as defined in the law, to mobile phones unless the device owner has given “express prior authorization.” Recipients of such messages must also be allowed to opt-out of receiving future messages the same way they opted-in. Senders have ten days to honor opt-out requests. The FCC has compiled a list of domain names used by wireless service providers to which marketers may not send commercial e-mail messages. Senders have 30 days from the date the domain name is posted on the FCC site to stop sending unauthorized commercial e-mail to addresses containing the domain name. Violators are subject to fines of up to $6.0 million and up to one year in jail for some spamming activities. Carriers, the FTC, the FCC, and State Attorneys General may bring lawsuits to enforce alleged violations of the Act.
Communications Privacy Acts. Foreign, U.S. federal and U.S. state laws impose consent requirements for disclosures of contents of communications or customer record information. To the extent that we knowingly receive this information without the consent of customers, we could be subject to class action lawsuits for statutory damages or criminal penalties under these laws, which could impose significant additional costs and reputational harm. EU member state laws also require consent for our receiving this information, and if our carrier customers fail to obtain such consent we could be subjected to civil or even criminal penalties.
Security Breach Notification Requirements. EU member state laws require notice to the member state data protection authority of a data security breach involving personal data if the breach poses a risk to individuals. In addition, Germany recently enacted a broad requirement to notify individuals in the event of a data security breach that is likely to be followed by notification requirements to data subjects in other EU member states. In the U.S., various states have enacted data breach notification laws, which require notification of individuals and sometimes state regulatory bodies in the event of breaches involving certain defined categories of personal information. Japan and Uruguay have also recently enacted security breach notice requirements. This new trend suggests that breach notice statutes may be enacted in other jurisdictions, including by the U.S. at the federal level, as well.
Children. U.S. federal privacy regulations implementing the Children's Online Privacy Protection Act prohibit the knowing collection of personal information from children under the age of 13 without verifiable parental consent, and strictly regulate the transmission of requests for personal information to such children. Other countries do not recognize the ability of children to consent to the collection of personal information. In addition, it is likely that behavioral advertising regulations will impose special restrictions on use of information collected from minors for this purpose.

4.C. Organization Structure

We conduct our business through subsidiaries operating on a worldwide basis. See note 12 in the notes to the consolidated financial statements for a list of subsidiaries that we consider significant, the percentage ownership in the capital stock of each held by us and the country of incorporation.

4.D. Property, Plant and Equipment

We own no real estate. Our registered office is located in the Bailiwick of Jersey, the Channel Islands and our corporate headquarters are located in the Republic of Ireland. As of December 31, 2010, our leased facilities include our:

•
corporate, sales, marketing, product development, professional services, support and administrative facilities in San Francisco, California where we lease approximately 9,875 square feet, and in Palo Alto, California where we lease approximately 4,000 square feet;

•	sales, marketing, professional services, support and administrative facilities in London where we lease approximately 4,415 square feet;

•	research and development, sales, marketing, consulting and support facilities in Athens where we lease approximately 37,997 square feet;

•	sales, marketing, product development, professional services, support and administrative facilities in Sofia where we lease approximately 3,143 square feet; and

•	an executive office in Dublin where we lease approximately 108 square feet.
We and our subsidiaries also lease additional office space in various other locations in the U.S., Europe, and Asia used primarily for local sales, services, support and administrative services. We believe that our premises are sufficient for our needs in the near future and that additional space will be available on commercially reasonable terms as needed.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Shareholders should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Selected Financial Data” and our consolidated financial statements and the related notes thereto included elsewhere in this annual report. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and opinions. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences or cause our actual results or the timing of selected events to differ materially from those anticipated in these forward-looking statements include those set forth under “Risk Factors” and elsewhere in this annual report.
Overview
We are a leading global provider of mobile marketing and advertising technology that enables brands, advertising agencies, mobile operators and media companies to implement highly targeted, interactive and measurable campaigns by communicating with and engaging consumers via their mobile devices. Our platform allows our customers to use mobile media, together with traditional media, such as television, print, radio and outdoor advertising, together to reach targeted consumers, engage consumers through the mobile Internet and applications, convert consumers into their customers and continue to actively manage the relationship through the mobile channel. During 2010, over 800 brands, advertising agencies, mobile operators and media companies, including 8 of the 10 largest mobile operators worldwide, based on number of subscribers, used our platform to conduct over 2,700 campaigns, compared with 450 customers in 2009 and 243 in 2008. We have the ability to conduct campaigns in over 30 countries and reach more than 2.5 billion global consumers.
We believe our integrated, easy-to-use, end-to-end software platform is the most extensive mobile marketing and advertising campaign management platform in the industry. Our platform further enables brands, advertising agencies, mobile operators and media companies to plan, execute, monitor and measure mobile marketing and advertising campaigns in real time throughout the campaign lifecycle. We generate revenue from our software-as-a-service (SaaS) model, from licensing our software to customers and from providing managed services to customers.
Velti mGage provides a one-stop-shop where our customers may plan marketing and advertising campaigns. They also can select advertising inventory, manage media buys, create mobile applications, design websites, build mobile CRM campaigns and track performance across their entire campaign in real-time. In addition, our proprietary databases and analytics platforms, including those we have acquired recently, are able to process, analyze and optimize more than 1.3 billion new data facts daily.
Our total revenue has grown to $116.3 million for 2010, an increase of 29.2% from $90.0 million  for 2009, and an increase of 87.5%, from $62.0 million for 2008.
By sharpening our focus on becoming the world's most widely distributed SaaS platform for mobile marketing and advertising, we have been able to grow our business by expanding our sales and marketing activities in order to respond to the opportunities presented by the emergence of the mobile device as a principal interactive channel for brands, advertising agencies, mobile operators and media companies to reach consumers. In addition, the growth in mobile marketing and advertising is further driven by the continued growth of wireless data subscribers, the proliferation of mobile devices, smartphones and advanced wireless networks, and the increased usage of mobile content, applications and services. Smartphones offer access to features previously available only on PCs, such as Internet browsing, email and social networking, and accordingly are gaining importance as a separate platform. Increasingly, brands and advertising agencies are recognizing the unique benefits of the mobile channel and they are seeking to maximize its potential by integrating mobile media within their overall advertising and marketing campaigns. Our platform allows our customers to focus on campaign strategy, creativity and media efficiency without having to worry about the complexity of implementing mobile marketing and advertising campaigns globally.
We believe that our continued growth depends upon our ability to maintain our technology leadership as well as our ability to maintain existing, and develop new relationships with brands, advertising agencies, mobile operators and media companies in both developed and emerging markets. In addition, we expect our growth to be dependent upon the increased adoption of our Velti mGage platform. We continue to invest in infrastructure required to manage our growth, expand our customer base globally and increase our presence in new markets, resulting in capital expenditures of $21.7 million, $20.0 million and $16.9 million during 2010, 2009 and 2008, respectively.
Although our growth historically has been driven by revenue from our mobile operator customers, it is increasingly being driven by our advertising agency and brand customers. We expect that this trend will continue as we focus our marketing efforts on greater penetration of advertising agencies and directly with brand customers and as our customers increase their reliance on mobile marketing and advertising as part of their overall marketing and advertising strategy. We have also grown our business through geographic expansion, and expect to continue to enter into new markets in order to both support our current and prospective customers and to expand our business.
Our business, as is typical of companies in our industry, is seasonal. This is primarily due to relatively heavy traditional marketing and advertising spending occurring during the holiday season in part because brands, advertising agencies, mobile operators and media companies often close out annual budgets towards the end of a given year. Seasonal trends have historically contributed to, and we anticipate will continue to contribute to fluctuations in our quarterly results, including fluctuations in sequential revenue growth rates.
Much of our business is in emerging markets where payment terms on amounts due to us may be longer than on our contracts with customers in other markets. Our days sales outstanding (DSOs) as of December 31, 2010 was 121 days. This is an improvement from our DSOs as of December 31, 2009 which were 131 days. During 2009, our DSOs deteriorated by increasing from 65 days as of December 31, 2008 to 131 days as of December 31, 2009. We have not historically incurred material bad debt expense, none of our significant customers have historically failed to pay amounts due to us, and we do not believe that any of the customers contributing to our increased accounts receivable aging will fail to pay us in full. Accordingly, we have determined that none of our slow-paying customers will require an allowance for bad debt against accounts receivable. As our revenue mix changes in the future to a greater percentage of revenue from North America, where there is generally a shorter payment cycle, and Asia, we expect our DSOs to improve. In addition, we continue to increase collection efforts worldwide, which we expect will enhance our ability to decrease DSOs in future periods.
During 2010 we continued to repay and draw down on our revolving and working capital facilities and generated proceeds from borrowings and debt financings of $46.2 million and repaid borrowings in the amount of $14.0 million. We also funded the acquisition of Media Cannon and Mobclix during this period, and incurred additional expenses related to our initial public offering. With the proceeds raised through our public offering in the U.S. on January 28, 2011, we repaid $51.1 million of our outstanding debt subsequent to year end.
In 2010, we continued to decrease our revenue for license and software, compared to 2009. In 2010, as we have increasingly focused our efforts on selling our flexible pricing model, we have seen an increase in our SaaS revenue and a decrease in our license and software revenue. Our SaaS revenue for the year ended December 31, 2010 increased to $77.2 million, an increase of $46.2 million, or 149.3%, over the year ended December 31, 2009, while our license and software revenue decreased to $26.6 million, a decrease of $19.2 million, or 42.0% over the same period in the prior year. We expect that our SaaS revenue will continue to increase both in absolute dollars and as a percentage of total revenue as our customers continue to seek more flexible pricing models that better address their marketing and advertising needs, and we are therefore able to derive increased transaction-based and performance-based SaaS revenue.
In addition, our financial results for 2010 and 2009 reflect a combination of:

•	continued investment in our global footprint, which resulted in customer growth in China, India, the U.S. and Europe through our local operations, joint ventures, and equity method investments; and

•	continued roll-out of enhanced versions of our Velti mGage platform, unifying mobile media planning, mobile advertising, mobile marketing and mobile CRM functionality.
Acquisitions and Equity Method Investments
We have enhanced and grown our business and customer base globally through acquisitions and equity method investments in complimentary products, technologies and businesses, including the following:

•
In September 2010, we acquired Mobclix, Inc., a California-based targeted mobile ad exchange and open marketplace for mobile developers, advertisers, ad networks and agencies to manage ad inventory and increase campaign performance. As a result of this acquisition, we acquired 23 new employees in California.

•
In June 2010, we acquired Media Cannon, Inc., a California-based developer of mobile advertising tools and technology with 9 employees, providing us with an expanded customer base and proprietary solutions that enable a richer mobile advertising and mobile Internet user experience, as well as a series of mobile marketing “post click” interactions.

•
In May 2009, we acquired Ad Infuse, Inc., a California-based developer of mobile ad serving and routing technology platforms with 20 employees. This brought us significant customer contracts in the U.S., as well as experienced management, marketing, engineering and other personnel, markedly increasing our presence in the U.S. We have fully integrated Ad Infuse's technology, which enables brands, advertising agencies, mobile operators and media companies to place ads on multiple networks and manage them in real time, into our Velti mGage platform.

•
In January 2009, we formed HT Mobile Solutions with HT Media, India's second largest media group and owner of the Hindustan Times. We own a 35% interest in the joint venture. HT Mobile Solutions launched its first campaign in June 2009, and services large mobile operators, brands and advertising agencies, as well as smaller regional companies, in India. Our investment in the joint venture, together with its use of our technology platform, provides us access to customers in India, as well as local implementation and sales support.

•
In April 2008, we purchased shares of Series A Preferred Stock as well as a note convertible into, and warrants to purchase, shares of Series A Preferred Stock of the parent company of a Chinese mobile advertising exchange called Cellphone Ads Serving E-Exchange, or CASEE, which creates an online marketplace for content publishers by serving highly targeted and personalized advertisements via the mobile Internet to consumers in China. To date, we have converted the note and own 33% of the outstanding equity of the parent company. We did not exercise our warrants prior to expiration and are currently exploring various options in respect to our investment. Our investment in CASEE allows us to service our customers in China, providing local implementation and sales support.

•
In July 2007, we formed Ansible Mobile LLC, or Ansible, as a joint venture with The Interpublic Group of Companies, Inc., or IPG, a publicly-traded multi-national advertising firm, pursuant to which we and IPG each owned one-half of Ansible. We reached an agreement with IPG to terminate Ansible effective as of July 1, 2010. As a result, we have entered into new agreements with certain of IPG's individual operating agencies, and continue to pursue discussions regarding direct relationships with other IPG operating agencies. The termination had no material financial impact on our results of operations during 2010. In future periods, as a result of this termination, we will no longer incur our share of the losses incurred by Ansible, which historically represented losses to us of on average approximately $1.5 million per year.

•
In March 2007, we acquired M-Telecom Limited in Bulgaria, which provided us with a distribution channel in that country, and in December 2006, we acquired Digital Rum S.A., a Greek company whose technology enables organizations to extend secure communication services to mass market mobile devices.

Components of Results of Operations
Revenue
We derive our revenue from customers who use our platform to create, execute and measure mobile marketing and advertising campaigns. Our contracts predominantly range from one to three months, or for the duration of a mobile marketing or advertising campaign. Our platform is based upon a modular, distributed architecture, allowing our customers to use the whole or any part of the functionality of the platform, depending upon the needs of each campaign. Our fees vary by contract, depending upon a number of factors, including the scope of the services that we provide to the campaign, and the range of Velti mGage functionality deployed by the customer. For our engagements with brands, our contracts may be directly with the brand, or with an advertising agency who manages the mobile marketing or advertising campaign on a brand's behalf.
We generate revenue as follows:

•
Software as a Service (SaaS) Revenue: Fees from customers who subscribe to our hosted mobile marketing and advertising platform, generally referred to as “usage-based” services, and fees from customers who utilize our software solutions to measure the progress of their transaction-based mobile marketing and advertising campaigns, generally referred to as “performance-based” services.

Our SaaS revenue includes both usage-based fees and performance-based fees. Usage-based fees include subscription fees for use of individual software modules and our automated mobile marketing campaign creation templates, and fees charged for access to our software platform. Performance-based fees are variable fees based on specified metrics, typically relating to the number of transactions performed or number of text messages generated during the campaign multiplied by the cost per transaction or response in accordance with the terms of the related contract. Representative metrics our customers can use to measure the success of their campaigns include, but are not limited to: growth in their customer base; increased revenue in the aggregate or per-consumer; number of transactions, such as the number of messages carried, the number of coupons redeemed, or the total number of ad impressions delivered; reduced consumer churn; or consumer response, such as joining a community site or reward program.

•
License and Software Revenue: Fees from customers who license our mobile marketing and advertising platform provided on a perpetual license and fees for customized software solutions delivered to and installed on the customers' server, including fees to customize the platform for use with different media used by the customer in a campaign.

•	Managed Services Revenue: Fees charged to customers for professional services related to the implementation, execution and monitoring of customized mobile marketing and advertising solutions.
The fees associated with our managed services revenue are typically paid over a fixed period corresponding with the duration of the campaign or the consumer acquisition and retention program. An initial, one-time setup fee may also be charged for the development of mobile marketing and advertising campaigns, applications or CRM programs and services.
In addition to the fees described above, we may also charge fees to procure third party mobile and integrated advertising services, such as content, media booking and direct booking across multiple mobile advertising networks on behalf of our customers.
Due to the nature of the services that we provide, our customer contracts may include service level requirements that may require us to pay financial penalties if we fail to meet the required service levels. We recognize any such penalties, when incurred, as a reduction to revenue.
Costs and Expenses
We classify our costs and expenses into seven categories: third-party, datacenter and direct project, general and administrative, sales and marketing, research and development, acquisition related charges, and depreciation and amortization. We charge share-based compensation expense resulting from the amortization of the fair value of deferred share and share option grants to each employee's principal functional area. We allocate certain facility-related and other common expenses such as rent, office and information technology to functional areas based on headcount.
Third Party Costs. Our third party costs are fees that we pay to third parties to secure advertising space or content, or to obtain media inventory for the placement of advertising and media messaging services, as well as fees paid to third parties for creative development and other services in connection with the creation and execution of marketing and advertising campaigns. Third party costs also include the costs of certain content, media, or advertising that we acquire for a campaign, and costs associated with incentives and promotional items, provided to consumers in order to participate in the campaigns as well as certain computer hardware or software that we might acquire for a customer. Third party costs also include costs paid to third parties for technology and local integration that is not performed by our personnel and primarily relate to our SaaS revenue. We incur third party costs in advance of the revenue recognized on the campaigns to which such costs relate.
Datacenter and Direct Project Costs. Datacenter and direct project costs consist primarily of personnel and outsourcing costs for operating our datacenters, which host our Velti mGage platform on behalf of our customers. Additional expenses include costs directly attributable to specific campaigns as well as allocated facility rents, power, bandwidth capacity, IT maintenance and support. In addition, direct project costs include personnel costs to customize our software solutions for specific customer contracts.
General and Administrative Expenses. Our general and administrative, or G&A, expenses primarily consist of personnel costs for our executive, finance and accounting, legal, human resource and information technology personnel. Additional G&A expenses include consulting and professional fees and other corporate and travel expenses. We expect that our G&A expenses will increase in absolute dollars as we grow our company, add personnel and build the necessary infrastructure to support our growth. In addition, G&A expenses are expected to increase as a result of the public offering in the U.S. and the cost of filing the required reports with the SEC, increased audit fees, increased directors' and officers' insurance costs, legal fees and other costs of a U.S. public company, including the costs to comply with the Sarbanes-Oxley Act and related regulations.
Sales and Marketing Expenses. Our sales and marketing expenses primarily consist of salaries and related costs for personnel engaged in sales and sales support functions, customer services and support, as well as marketing and promotional expenditures. Marketing and promotional expenditures include the direct costs attributable to our sales and marketing activities, such as conference and seminar hosting and attendance, travel, entertainment and advertising expenses. In order to continue to grow our business, we expect to continue to commit resources to our sales and marketing efforts, and accordingly, we expect that our selling expenses will increase in future periods as we continue to expand our sales force in order to add new customers, expand our relationship with existing customers and expand our global operations. While sales and marketing expenses will increase in absolute dollars, we expect the expenses as a percentage of revenue to decline as we grow revenue.
Research and Development. Research and development expenses consist primarily of personnel-related expenses including payroll expenses, share-based compensation and engineering costs related principally to the design of our new products and services.
Depreciation and Amortization. Depreciation and amortization expenses consist primarily of depreciation on computer hardware and leasehold improvements in our datacenters, amortization of purchased intangibles and of our capitalized software development costs and amortization of purchased intangibles, offset by allocation of government grant income.
Acquisition Related Charges. Acquisition related charges consist primarily of changes in the fair value of contingent payments for Mobclix and Ad Infuse during 2010. During 2009, we did not have any business combinations with contingent payments. Prior to 2009, contingent payments were recorded as adjustments to the purchase price, rather than charged to the statement of operations in accordance with the applicable accounting standards at the time.
Interest Income
Interest income consists of interest we earn on our cash and cash equivalents.
Interest Expense
Interest expense includes interest we incur as a result of our borrowings and factoring obligations. For a description of our borrowing and factoring obligations see Note 11 to notes to consolidated financial statements. We repaid $51.1 million of the debt outstanding as of December 31, 2010 subsequent to year end with the proceeds from our public offering in the U.S. completed in January 2011. We anticipate that this repayment of debt will reduce our interest expense significantly in future periods.
Gain (Loss) from Foreign Currency Transactions
The financial statements of our foreign subsidiaries have been translated into U.S. dollars from their local currencies by translating all assets and liabilities at year-end exchange rates. Income statement items are translated at an average exchange rate for the year. Translation adjustments are not included in determining net income (loss), but are accumulated and reported as a component of shareholders' equity as accumulated other comprehensive income. Realized and unrealized gains and losses which result from foreign currency transactions are included in determining net income (loss), except for intercompany foreign currency transactions that are of a long-term investment nature, for which changes due to exchange rate fluctuations are accumulated and reported as a component of shareholders' equity as accumulated other comprehensive income.
As some of our assets, liabilities and transactions are denominated in euro, British pounds sterling, Russian rouble, Bulgarian lev, Ukrainian hyrvnia, Indian rupee, and Chinese yuan, the rate of exchange between the U.S. dollar and other foreign currencies continues to impact our financial results. Fluctuations in the exchange rates between the U.S. dollar and other functional currencies of entities consolidated within our consolidated financial statements may affect our reported earnings or losses and the book value of our shareholders' equity as expressed in U.S. dollars, and consequently may affect the market price of our ordinary shares. We do not hedge our foreign currency transactions, which are primarily accounts receivable and accounts payable. For a discussion of our foreign currency transactions and the translation of our financial statements, see Note 3 to notes to consolidated financial statements.
Other Expenses
Other expenses have no activity during 2010 and 2009. During 2008, other expenses consisted of $0.5 million related to our share of the settlement of a legal proceeding in connection with certain transactions conducted by Ansible, our joint venture with IPG, which was dissolved on July 1, 2010.
Loss from Equity Method Investments
Our equity method investments include all investments in entities over which we have significant influence, but not control, generally including a beneficial interest of between 20% and 50% of the voting rights. Our share of our equity method investments' post acquisition profits or losses is recognized in the consolidated statement of operations. For a discussion of our equity method investments see Note 10 in the notes to the consolidated financial statements.
Income Tax Expense
As a result of our redomiciliation to Jersey in December 2009, we are now tax resident in Ireland. We are subject to tax in jurisdictions or countries in which we conduct business, including the U.K., Greece, Cyprus, Bulgaria, and the U.S. Earnings are subject to local country income tax and may be subject to current income tax in other jurisdictions.
Our deferred income tax assets represent temporary differences between the financial statement carrying amount and the tax basis of existing assets and liabilities that will result in deductible amounts in future years, including net operating loss carry forwards. Based on estimates, the carrying value of our net deferred tax assets assumes that it is more likely than not that we will be able to generate sufficient future taxable income in certain tax jurisdictions. Our judgments regarding future profitability may change due to future market conditions, changes in U.K. or international tax laws and other factors.
Geographic Concentration
We conduct our business primarily in three geographical areas: Europe, Americas, and Asia/Africa. The following table provides revenue by geographical area. Revenue from customers for whom we provide services in multiple locations is allocated according to the location of the respective customer's domicile. Revenue from customers for whom we provide services in a single or very few related locations is allocated according to the location of the respective customer's place of operations.

	Year ended December 31,
	2010	2009	2008
	(in thousands)
Revenue:
Europe:
United Kingdom	$34,105	$14,655	$7,370
Russia	10,942	8,621	20,566
Greece	10,847	8,384	4,514
All other European countries	33,510	36,441	22,787
Total Europe	89,404	68,101	55,237
Americas	9,150	4,049	1,586
Asia/Africa	17,715	17,815	5,209
Total revenue	$116,269	$89,965	$62,032

We expect to continue to expand outside of Europe and anticipate that our geographic revenue concentration in Europe as a whole will decrease as a percentage of our total revenue. During 2008 we entered into contracts with two customers in Russia, the provisions of which required us to recognize as SaaS revenue certain revenue generated from fees for media and other advertising production acquired on behalf of the customer, resulting in an increase in revenue in Russia in the amount of approximately $12.5 million. Also, since we accounted for our investment in Ansible prior to its termination under the equity method, Ansible's financial results prior to its termination as of July 1, 2010 are not consolidated with ours and therefore are not reflected in revenue allocated to the Americas.
Please see Note 13 to notes to consolidated financial statements for a discussion of the geographic concentration of our pre-tax income (loss). For the majority of 2009, our country of domicile was the U.K.; certain costs associated with our parent company, including legal and financing costs attributable to group activities, are allocated to the country of domicile, resulting in a disproportion between revenue generated in the U.K. and the geographic concentration of pre-tax income (loss) attributable to the U.K. Although our country of domicile is Jersey beginning in 2010, this disproportionate relationship has continued in 2010, and we expect it to continue into 2011. We expect costs associated with being a U.S. public company, as well as certain costs associated with our geographic expansion that are for the benefit of the group, will continue to be allocated to our parent company.
Customer Concentration
One customer accounted for 14% of our revenues in aggregate during 2010. A different single customer accounted for 15% of our revenues during 2009. Two customers accounted for 29% of our revenues during 2008, with one of these customers accounting for more than 10%.
Critical Accounting Policies and Significant Judgments and Estimates
Our consolidated financial statements have been prepared in accordance with U.S. GAAP. The preparation of our financial statements and related disclosures requires us to make estimates, assumptions and judgments that affect the reported amount of assets, liabilities, revenue, costs and expenses, and related disclosures. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates.
The following discussion addresses our critical accounting policies and reflects those areas that require more significant judgments and use of estimates and assumptions in the preparation of our consolidated financial statements. See Note 2 in the notes to the consolidated financial statements included elsewhere in this annual reports provides for additional information about these critical accounting policies.
Revenue Recognition
We derive our revenue from three sources:

1.
software as a service (SaaS) revenue, which consists of fees from customers who subscribe to our hosted mobile marketing and advertising platform, generally referred to as "usage-based" services, and fees from customers who utilize our software solutions to measure the progress of their transaction-based mobile marketing and advertising campaigns, generally referred to as "performance-based" services;

2.
license and software revenue, which consists of revenue from customers who license our mobile marketing and advertising platform and fees for customized software solutions delivered to and installed on the customers' server; and

3.
managed services revenue, which consists of fees charged to customers for professional services related to the implementation, execution, and monitoring of customized mobile marketing and advertising solutions.

We account for our revenue for these services and licenses in accordance with Accounting Standards Codification (ASC) Topic 605 — Revenue Recognition and ASC Topic 985-605 — Certain Revenue Arrangements that Include Software Elements. We recognize revenue when all of the following conditions are satisfied: (i) there is persuasive evidence of an arrangement; (ii) the service has been rendered or delivery has occurred; (iii) the fee to be paid by the customer is fixed or determinable; and (iv)collectability of the fee is reasonably assured.
SaaS revenue generated from our "usage-based" services, including subscription fees for use of individual software modules and our automated mobile marketing campaign creation templates, and fees charged for access to our technology platform, are recognized ratably over the period of the agreement as the fees are earned.
SaaS revenue generated from our "performance-based" services is generally based on specified metrics, typically relating to the number of transactions performed or number of text messages generated during the campaign multiplied by the cost per transaction or response in accordance with the terms of the related contracts. Some of our performance-based contracts include performance incentive provisions that link a portion of revenue that we may earn under the contract to the performance of the customer's campaign relative to quantitative or other milestones, such as the growth in the consumer base, reduced consumer churn, or the effectiveness of the end-user response. For our variable performance-based fees, we recognize revenue when the transaction is completed, the specific quantitative goals are met, or the milestone is achieved. For the majority of our contracts, we act as the principal and contract directly with suppliers for purchase of media and other third party production costs, and are responsible for payment of such costs as the primary obligor. We recognize the revenue generated on fees charged for such third party costs using the gross method. We recognize revenue at the gross amount billed when revenue is earned for services rendered and record the associated fees we pay as third party costs in the period such costs are incurred.
License and software revenue consists of fees charged for our mobile marketing and advertising technology provided on a perpetual license, and fees charged for services to customize and implement the specific software solution, including fees to customize the platform for use with the different media used by the customer in a campaign. Revenue related to perpetual licensing arrangements is recognized upon the delivery of the license. Fees charged to customize our software solution are recognized using the completed contract or percentage-of-completion method according to ASC 605-35, Revenue Recognition — Construction-Type and Production-Type Contracts, based on the ratio of costs incurred to the estimated total costs at completion.
Managed services revenue, when sold with software and support offerings, are accounted for separately when these services (i) have value to the customer on a standalone basis, (ii) are not essential to the functionality of the software and (iii) there is objective and reliable evidence of fair value of each deliverable. When accounted for separately, revenues are recognized as the services are rendered for time and material contracts, and ratably over the term of the contract when accepted by the customer for fixed price contracts. For revenue arrangements with multiple deliverables, such as an arrangement that includes license, support and professional services, we allocate the total amount the customer will pay to the separate units of accounting based on their relative fair values, as determined by the price of the undelivered items when sold separately.
The timing of revenue recognition in each case depends upon a variety of factors, including the specific terms of each arrangement and the nature of our deliverables and obligations, and the existence of evidence to support recognition of our revenue as of the reporting date. For contracts with extended payment terms for which we have not established a successful pattern of collection history, we recognize revenue when all of the criteria are met and when the fees under the contract are due and payable.
In the event that we have incurred costs associated with a specific revenue arrangement prior to the execution of the related contract, those costs are expensed as incurred.
Fees that have been invoiced are recorded in trade receivables and in revenue when all revenue recognition criteria have been met. Fees that have not been invoiced as of the reporting date but all revenue recognition criteria are met are accrued and reported as accrued contract receivables on the balance sheets and recognized as revenue in the period when the fees are earned.
We present revenue net of value-added tax, sales tax, excise tax and other similar assessments.
Our revenue arrangements do not contain general rights of return.
Government Grants
We have in the past received government grants from programs sponsored by the EU and administered by the Government of Greece, that are designed to aid technology development efforts. In 2006, we received a grant of approximately $4.5 million from the EU administered by the Ministry of Development of Greece for the development and roll-out of mobile value-added services and various e-commerce related services. In 2007, we received a grant of approximately $8.5 million from the EU administered by the Ministry of Finance for Greece for the development and roll-out of broadband value added services. In 2009, we applied for a grant from the Ministry of Development and received official acceptance of eligibility for a grant under the program. Under this grant, we are eligible to receive funds ranging from $6.0 million to $12.0 million over four years.

We recognize grant income as an offset to costs and expenses in our consolidated statements of operations in the period when the costs that are reimbursed by the grant are recognized. Receivables from government grants are recognized when there is reasonable assurance that the grant will be received and we are able to comply with all of the conditions imposed on the grant, which is generally upon receiving notification of grant eligibility.  Each grant provides income in the form of reimbursement of capital expenditures or of the costs incurred in the development of technology subject to the terms of the grant. Grants that reimburse costs related to depreciable assets, including our capitalized software development costs, are recognized as income in the periods, and in the proportions, in which amortization and depreciation on these assets is charged. Grant income is allocated among costs and expenses according to the allocation of the amortization of the capitalized software costs reimbursed by the grant.
Intangible Assets
Intangible assets that we acquire or develop are carried at historical cost less accumulated amortization and impairment loss, if any.
Acquired Intangible Assets.    Intangible assets acquired through business combinations are reported at allocated purchase cost less accumulated amortization and accumulated impairment loss, if any. Amortization is expensed on a straight-line basis over the estimated economic lives of the assets acquired. The estimated economic life of the acquired asset is initially determined at the date of acquisition and reviewed at each annual reporting date, with the effect of any changes in estimate being accounted for on a prospective basis.
Currently, our acquired intangible assets consist of customer relationships, developed technology, and trademark and trade name. Customer relationships are estimated to provide benefits over four to five years, developed technology acquired is estimated to provide benefits over four years, and trademark and trade name is estimated to provide benefits over 16 months.
Internal Software Development Costs.    Internal software development costs consist primarily of internal salaries and consulting fees for developing software platforms for sale to or use by customers in mobile marketing and advertising campaigns. We capitalize costs related to the development of our software products, as all of our products are to be used as an integral part of a product or process to be sold or leased. Such software is primarily related to our Velti mGage platform, including underlying support systems.
We capitalize costs related to software developed for new products and significant enhancements of existing products once technological feasibility has been reached and all research and development for the components of the product have been completed. Such costs are amortized on a straight-line basis over the estimated useful life of the related product, not to exceed three years, commencing with the date the product becomes available for general release to our customers. The achievement of technological feasibility and the estimate of a products' economic life require management's judgment. Any changes in key assumptions, market conditions or other circumstances could result in an impairment of the capitalized asset and a charge to our operating results.
Amortization expenses associated with our software development costs are recorded in costs and expenses within the accompanying consolidated statements of operations.
Computer Software.    Computer software costs generally represent costs incurred to purchase software programs and packages that are used to develop and ultimately deliver our platforms sold to customers. Generally, costs associated with maintaining computer software programs are expensed as incurred. Purchase costs that are directly associated with the development of identifiable software products that have reached technological feasibility at the date of purchase are capitalized. We capitalize the cost of software licenses that are complementary to or enhance the functionality of our existing technology platform and amortize such costs over the shorter of the contract term or the useful life of the license, but not to exceed five years.
Licenses and Intellectual Property.    We acquire know-how, intellectual property, and technical expertise generally through licensing arrangements with development partners. We capitalize the cost of the know-how and intellectual property licenses when the in-license expertise compliments and/or enhances our existing technology platform. Software licenses are amortized over the shorter of the contract term of the license agreement or the useful life of the license but not to exceed five years.
Valuation of Long-lived and Intangible Assets
We periodically evaluate events or changes in circumstances that indicate the carrying amount of our long-lived and intangible assets may not be recoverable or that the useful lives of the assets may no longer be appropriate. Factors which could trigger an impairment review or a change in the remaining useful life of our long-lived and intangible assets include significant underperformance relative to historical or projected future operating results, significant changes in our use of the assets or in our business strategy, loss of or changes in customer relationships and significant negative industry or economic trends. When indications of impairment arise for a particular asset or group of assets, we assess the future recoverability of the carrying value of the asset (or asset group) based on an undiscounted cash flow analysis. If carrying value exceeds projected, net, undiscounted cash flows, an additional analysis is performed to determine the fair value of the asset (or asset group), typically a discounted cash flow analysis, based on an income and/or cost approach, and an impairment charge is recorded for the excess of carrying value over fair value.
The process of assessing potential impairment of our long-lived and intangible assets is highly subjective and requires significant judgment. An estimate of future undiscounted cash flow can be affected by many assumptions, requiring that management make significant judgments in arriving at these estimates. Although there are inherent uncertainties in this assessment process, the estimates and assumptions we use to estimate future cash flows including sales volumes, pricing, and market penetration are consistent with our internal planning. Significant future changes in these estimates or their related assumptions could result in an impairment charge related to individual or groups of these assets.
Share-Based Compensation Expense
We measure and recognize share-based compensation expense related to share-based transactions, including employee and director equity awards, in the financial statements based on fair value. We use the Black-Scholes valuation model to calculate the grant date fair value of share options and deferred share awards, using various assumptions. We recognize compensation expense over the service period of the award using the “graded vesting attribution method” which allocates expense on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards.
We account for equity instruments issued to non-employees as expense at their fair value over the related service period and periodically revalue the equity instruments as they vest, using a fair value approach. The value of equity instruments issued for consideration other than employee services is determined on the earlier of (i) the date on which there first exists a firm commitment for performance by the provider of goods or services, or (ii) on the date performance is complete, using the Black-Scholes valuation model.
We have historically granted deferred share awards to our employees, having begun doing so in 2006. We have also awarded fully vested ordinary shares as remuneration to our non-executive directors in lieu of cash compensation. Deferred share awards granted in 2009 and prior years are subject to vesting based upon achievement of performance metrics as well as a minimum service period, and vest on the second anniversary of the date of grant. Deferred share awards granted in 2010 are subject to time-based vesting, typically at the rate of 25% per year on the anniversary of the date of grant.
Under the terms of our share incentive plans, shares are issued to a participant when the deferred share award vests in accordance with any vesting schedule specified in the award agreement following receipt by us of payment of the aggregate nominal (par) value of £0.05 per ordinary share. The deferred share award recipient is responsible for payment of this par value and of all applicable taxes payable on the award. In 2009, we began granting share options to our employees and consultants in addition to deferred share awards. All of our share options have an exercise price equal to the fair value of our ordinary shares on the date of grant, based on the closing price of our ordinary shares on AIM on the day immediately preceding the date of the grant or, if the applicable date is not a trading day, the last trading day immediately preceding the applicable date, and typically vest over four years at the rate of 25% per year on the anniversary of the date of grant.
The fair value of deferred share awards is determined using the fair value of our ordinary shares on the date of grant. Compensation expense is recognized for deferred share awards on a straight-line basis over the service period. The fair value on the date of grant approximates market value on date of grant as the exercise price equals the nominal (par) value of £0.05 per ordinary share. The expected life of a deferred share award is estimated based on the contractual term of the award.
For share options, as we do not have sufficient historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior, we estimate the expected term of options granted by taking the average of the vesting term and the contractual term of the share options, referred to as the simplified method. We use a blended volatility estimate consisting of our own share volatility based on our trading history on AIM and the average volatility of similar companies in the technology industry. The risk-free interest rate assumption is based upon observed interest rates appropriate for the expected term of the share option. Expected dividends during the expected term of the award is based on our dividend policy, of which none had been declared and no dividends are expected to be declared during the expected term.
Because our ordinary shares are publicly traded on AIM, our board of directors has determined the fair value of our ordinary shares on the date of grant based on the closing price of our ordinary shares on the date of grant as quoted on AIM.

Goodwill
Goodwill is generated when the consideration paid for an acquisition exceeds the fair value of net assets acquired. Goodwill is recognized as an asset and reviewed for impairment at least annually, or whenever events or circumstances indicate that the carrying amount of goodwill may not be recoverable. We have selected December 31 as the date to perform the annual impairment testing of goodwill.
In evaluating whether an impairment of goodwill exists, we first compare the estimated fair value of a reporting unit against its carrying value. If the estimated fair value is lower than the carrying value, then a more detailed assessment is performed comparing the fair value of the reporting unit to the fair value of the assets and liabilities plus the goodwill carrying value of the reporting unit. If the fair value of the reporting unit is less than the fair value of its assets and liabilities plus goodwill, then an impairment charge is recognized in earnings. We primarily use the market approach to establish the fair value of the reporting unit. We have determined that no goodwill impairment charge was necessary for 2010, 2009 and 2008.
Income Tax Expense
As a result of our redomiciliation to Jersey in December 2009, we are now tax resident in Ireland. We are subject to tax in tax jurisdictions or countries in which we conduct business, including the U.K., Greece, Cyprus, Bulgaria, and the U.S. Earnings from our activities are subject to local country income tax and may be subject to current U.K. income tax. Significant judgment is required in evaluating the our uncertain tax positions and determining our provision for income taxes.
Accounting for income tax uncertainties requires a two-step approach to recognize and measure uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than fifty percent likely of being realized upon settlement. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit or the refinement of an estimate. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will impact the provision for income taxes in the period in which such determination is made. The provision for income taxes includes the impact of reserve provisions as well as related interest and penalties.
As of December 31, 2010, we had net operating loss carryforwards in the U.K. and other foreign geographies of $71.8 million that begin to expire in 2011. As of December 31, 2010, we had net deferred tax assets of $7.1 million, after applying a valuation allowance of $7.2 million. Our net deferred tax assets consist primarily of net operating losses and temporary timing differences. We assessed the need for a valuation allowance on the deferred tax assets by evaluating both positive and negative evidence that may exist. Any adjustment to the deferred tax asset valuation allowance would be recorded in the income statement of the periods that the adjustment is determined to be required. We will continue to assess annually the need for a valuation allowance by tax jurisdiction. An adjustment to the deferred tax valuation allowance was recorded in 2010 for the amount of deferred tax assets that management determined would unlikely be utilized in the future.
Equity Method Investments
Our equity method investments includes all investments in entities over which we have significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Our equity method investments are accounted for using the equity method of accounting and are initially recognized at cost. Our share of the equity method investments' post acquisition profits or losses is recognized in the consolidated statement of operations, and our share of post-acquisition movements in reserves is recognized in reserves. The cumulative post acquisition movements are recorded against the carrying amount of the investment. When our share of losses in an equity method investment equals or exceeds our interest in the equity method investment including any other unsecured receivables, we will not recognize further losses unless we have incurred obligations or made payments on behalf of the equity method investment.
Unrealized gains on transactions between us and our equity method investments are eliminated through gain (loss) in equity method investments to the extent of our interest in the equity method investment. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of equity method investees have been changed where necessary to ensure consistency with the policies adopted by us.
Fair Value Measurements
Applicable accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, we consider the principal or most advantageous market in which we would transact business and consider assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.
Our valuation techniques are based on maximizing observable inputs and minimizing the use of unobservable inputs when measuring fair value. Observable inputs reflect readily obtainable data from independent sources, while unobservable inputs reflect the Company’s market assumptions. The inputs are then classified into the following hierarchy: (1) Level 1 Inputs—quoted prices in active markets for identical assets and liabilities; (2) Level 2 Inputs—observable market-based inputs other than Level 1 inputs, such as quoted prices for similar assets or liabilities in active markets, quoted prices for similar or identical assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data; (3) Level 3 Inputs—unobservable inputs. The guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The categorization within the fair value hierarchy is based upon the lowest level of three levels of input that is significant to the fair value measurement.
Our financial assets and liabilities consist principally of cash and cash equivalents, accounts payable, accrued liabilities, current and non-current notes payable. Cash and cash equivalents are stated at cost, which approximates fair value. As of December 31, 2010 and 2009, we do not have readily marketable securities that are classified as cash equivalents. Accounts payable and accrued liabilities are carried at cost that approximates fair value due to their expected short maturities. Our long-term debt bears interest at variable rates which approximate the interest rates at which we believe we could refinance the debt. Accordingly, the carrying amount of long-term debt as of December 31, 2010 and 2009 approximates its fair value. As of December 31, 2010, we did not have any financial assets or liabilities for which Level 1 or Level 2 inputs were required to be disclosed.
The fair value of our contingent payments associated with our recent acquisitions is determined based on an internal cash flow model utilizing inputs based on estimates and assumptions developed by us and is remeasured on each reporting date. The rates used to discount net cash flows to their present value were based on our weighted average cost of capital for similar transactions and an assessment of the relative risk inherent in the associated cash flows. The inputs were current as of the measurement date. These inputs tend to be unobservable and, as such, are considered Level 3 in the fair value hierarchy. The liability for our contingent payments associated with our recent acquisitions is our only Level 3 fair value measurement.
The following table provides a summary of changes in fair value of the contingent payments measured using significant unobservable inputs (Level 3):

Fair Value
(in thousands)
Balance as of December 31, 2008	$—
Additions to contingent payment liability for Ad Infuse acquisition	41
Change in fair value of contingent payment liability	—
Balance as of December 31, 2009	41
Additions to contingent payment liability for Mobclix acquisition	5,135
Change in fair value of contingent payment liabilities	4,440
Settlement of contingent payment	(500)
Balance as of December 31, 2010	$9,116

5.A. Operating Results.
Comparison of years ended December 31, 2010 and 2009
The following table sets forth our consolidated results of operations for the years ended December 31, 2010 and 2009:

	Year ended December 31,
	2010	2009
	(in thousands)
Revenue:
Software as a service (SaaS) revenue	$77,202	$30,965
License and software revenue	26,586	45,811
Managed services revenue	12,481	13,189
Total revenue	116,269	89,965
Cost and expenses:
Third-party costs	36,658	27,620
Datacenter and direct project costs	6,312	4,908
General and administrative expenses	22,484	17,387
Sales and marketing expenses	23,049	15,919
Research and development expenses	7,840	3,484
Acquisition related charges	5,364	—
Depreciation and amortization	12,131	9,394
Total cost and expenses	113,838	78,712
Income from operations	2,431	11,253
Interest income	130	50
Interest expense	(8,199)	(2,420)
Gain (loss) from foreign currency transactions	(1,726)	14
Income (loss) before income taxes, equity method investments and non-controlling interest	(7,364)	8,897
Income tax expense	(3,771)	(410)
Loss from equity method investments	(4,615)	(2,223)
Net income (loss)	(15,750)	6,264
Net loss attributable to non-controlling interest	(81)	(191)
Net income (loss) attributable to Velti	$(15,669)	$6,455

Revenue
Our total revenue for 2010 increased by $26.3 million, or 29.2%, compared to 2009. This increase was primarily the result of growth in the number of campaigns from existing customers, the addition of new customers and revenue generated from the acquisitions of Media Cannon in June 2010 and Mobclix on September 30, 2010, which have contributed revenues of $560,000 and $5.9 million, respectively post acquisition. For 2010, our revenue from existing customers was $90.2 million and from new customers was $26.1 million, compared to $46.2 million and $43.8 million, respectively, for the same period in 2009. During 2010, we generated revenue of $9.2 million from the Americas, compared to $4.0 million during 2009 primarily resulting from the expansion of our U.S. operations following the acquisitions mentioned above.
The increase in our SaaS revenue was primarily the result of multiple large-scale mobile marketing campaigns where we generated significant performance-based SaaS fees based upon our achievement of certain performance metrics and the overall shift in focus of the Company to deliver our platform utilizing the SaaS model.
Third-Party Costs
Third-party costs for 2010 increased by $9.0 million, or 32.7%, compared to 2009 as a result of an increase in the number of campaigns that we ran for our customers that included incentives and promotional costs. During 2010, we conducted 38 campaigns with incentives and promotional costs, compared to 24 such campaigns during 2009.

Datacenter and Direct Project Costs
Datacenter and direct project costs for 2010 increased by $1.4 million, or 28.6%, compared to 2009, due to the increase in the number of campaigns conducted 2010 as noted above.
General and Administrative Expenses
General and administrative, or G&A, expenses for 2010 increased by $5.1 million, or 29.3%, compared to 2009. Of this increase, $3.0 million was related to our increase in G&A personnel worldwide and to additional expenses associated with our expansion in the U.S, $2.5 million of incremental costs incurred related to becoming a U.S. listed company that were not directly related to our recent U.S. public offering, as well as $2.4 million of additional share-based compensation expense resulting from equity awards to our employees during 2010 compared to 2009. These increases were offset by a decrease of $900,000 in executive salaries during 2010 compared to 2009 due to three executives reducing their salary to $1 each for 2010. In addition, there was $2.1 million of non-recurring expenses during 2009 associated with our redomiciliation to Jersey.
Sales and Marketing Expenses
Sales and marketing expenses for 2010 increased by $7.1 million, or 44.8%, compared to 2009. Of this increase, $5.0 million was related to additional consultancy expenses, professional fees, pre-sale marketing expenses and travel expenses incurred in connection with the expansion of our global operations and the development of new markets, as well as additional sales and marketing expenses associated with our U.S. expansion. We also incurred an additional $1.8 million in share based compensation expense resulting from equity awards to our employees during 2010.
Research and Development Expenses
Research and development expenses for 2010 increased by $4.4 million, or 125.0%, compared to 2009. This increase was primarily due to a $2.4 million increase in development activities undertaken in the US to integrate acquired technologies and increased overall spending to enhance our mGage mobile marketing platform to drive growth and competitiveness in our products. We also incurred an additional $0.7 million in share base compensation expense resulting from equity awards to our employees during 2010.
Acquisition-Related Charges
Acquisition-related charges for 2010 were $5.4 million, related to the valuation of contingent payments for Mobclix and Ad Infuse of $4.5 million as well as acquisition-related transaction costs and deferred compensation of $0.9 million. We will continue to revalue the contingent payment payable to former Mobclix shareholders, based upon the financial performance of Mobclix over the one-year contingent-payment period, with changes resulting from a revaluation of the financial performance, and therefore the likelihood of payment, being recorded in the consolidated statements of operations. See Note 7 in the notes to the consolidated financial statements.
Depreciation and Amortization
Depreciation and amortization expense for 2010 increased by $2.7 million, or 29.1%, compared to 2009. This increase was primarily due to higher capitalized software development costs related to the development of our mGage platform, as well as an increase in amortized intangibles from our acquisitions.
Interest Expense
Interest expense for 2010 increased by $5.8 million, or 238.8%, compared to 2009. This increase was primarily due to an increase in our borrowings and factoring of additional receivables. For a description of our borrowing and factoring obligations see Note 11 in the notes to the consolidated financial statements. We repaid $51.1 million of the debt outstanding as of December 31, 2010 subsequent to year end with the proceeds from our public offering in the U.S. completed in January 2011. We anticipate that this repayment of debt will reduce our interest expense significantly in future periods.
Gain (loss) from Foreign Currency Transactions
Loss from foreign currency transactions, a non-cash item, for 2010 increased by $1.7 million, compared to 2009. The loss from foreign currency transactions was primarily due to foreign exchange translation adjustments on loans denominated in U.S. Dollars. These losses were partially offset by gains from foreign currency transactions on intercompany loans that resulted from changes in exchange rates in Russian roubles and Ukrainian hryvnia. Our intercompany loans are loans that we made to subsidiaries in euros to fund costs and expenses incurred in local currencies.

Income Tax Expense
We recorded an income tax expense of $3.8 million on a worldwide pre-tax loss of $7.4 million for 2010 compared to an income tax expense of $0.4 million on a world-wide pre-tax income of $8.9 million for 2009. The increase in the effective rate was primarily driven by $2.0 million of expense relating to uncertain tax positions and higher pre-tax income in certain jurisdictions to which we were not able to allocate additional expenses.
Loss from Equity Method Investments
Our share of loss from equity method investments for 2010 increased by $2.4 million, or 107.6%, compared to 2009. This increase in our share of loss from equity method investments was primarily due to elimination of $2.8 million of unrealized profit on sales transactions with certain of our equity method investees during 2010. For a discussion of our equity method investments, see Note 10 in the notes to the consolidated financial statements.
Comparison of year ended December 31, 2009 and 2008
The following table sets forth our consolidated results of operations for 2009 and 2008:

	Year ended December 31,
	2009	2008
	(in thousands)
Revenue:
Software as a service (SaaS) revenue	$30,965	$40,926
License and software revenue	45,811	14,638
Managed services revenue	13,189	6,468
Total revenue	89,965	62,032
Cost and expenses:
Third-party costs	27,620	32,860
Datacenter and direct project costs	4,908	8,660
General and administrative expenses	17,387	6,660
Sales and marketing expenses	15,919	8,245
Research and development expenses	3,484	1,884
Depreciation and amortization	9,394	4,231
Total cost and expenses	78,712	62,540
Income (loss) from operations	11,253	(508)
Interest income	50	149
Interest expense	(2,420)	(1,304)
Gain (loss) from foreign currency transactions	14	(1,665)
Other expenses	—	(495)
Income (loss) before income taxes, equity method investments and non-controlling interest	8,897	(3,823)
Income tax (expense) benefit	(410)	26
Loss from equity method investments	(2,223)	(2,456)
Net income (loss)	6,264	(6,253)
Net loss attributable to non-controlling interest	(191)	(123)
Net income (loss) attributable to Velti	$6,455	$(6,130)

Revenue
Our total revenue for 2009 increased by $27.9 million, or 45%, compared to 2008. This increase was the result of continued increase in revenue from campaigns for our existing customers, growth in revenue from new customers and revenue generated from our acquisition of Ad Infuse in May 2009. Revenue from existing customers was $46.2 million and from new customers was $43.8 million during 2009. During this period we generated revenue of $4.0 million from the Americas, primarily resulting from the expansion of our U.S. operations following the acquisition of Ad Infuse, compared to revenue of $1.6 million in the Americas in 2008.

We also recognized revenue in 2009 in the approximate amount of $11.9 million relating to contracts commenced but not finalized in 2008. Taking advantage of the investments in sales and marketing made in the prior year, we significantly grew our relationships with mobile operators over the period, with increased use of our solutions by local subsidiaries of mobile operators. In addition, the increase in scope of services we offer on our technology platform allowed us to expand our relationships with existing customers, including enhanced relationships with brands and media companies. Although our license and software revenue increased significantly from $14.6 million in 2008 to $45.8 million in 2009 as a result of our expansion of our sales channels, we expect our software as a service (SaaS) revenue to be our highest growth revenue component in the next few years.
Included in the $116.3 million of revenue for 2010 is $3.0 million of revenue that required recognition in the first half of 2010 rather than the second half of 2009, related to a customer agreement for a perpetual software license. For this same customer, included in the $90.0 million of revenue for 2009 is $4.3 million of revenue that required recognition in 2009 rather than 2008.
During 2008 we entered into contracts with two customers, the provisions of which required us to recognize as SaaS revenue certain revenue generated from fees for media and other advertising production costs acquired on behalf of each customer for its mobile marketing and advertising campaigns in the amount of approximately $12.5 million, and separately charge the same amount of costs incurred to third-party costs. Had we not recognized the additional SaaS revenue on these contracts in 2008, our revenue would have increased from 2008 to 2009 by $40.4 million, or 82%. During 2008, revenue from existing customers was $22.0 million, and from new customers was $40.0 million, including this $12.5 million.
Third-Party Costs
Third-party costs for 2009 decreased by $5.2 million, or 16%, compared to 2008. Third-party costs as a percentage of revenue for 2009 decreased to 31% compared to 53% in 2008 (41% if adjusted for the additional SaaS revenue generated from the agreements with two customers described above). This improvement in third-party costs as a percentage of revenue was primarily due to two factors. First, on several contracts for which we commenced providing services and accordingly recognized costs in 2008, we did not complete negotiation of all terms of the contracts until 2009. As a result, we did not meet all of the criteria required to recognize the revenue generated under such contracts until 2009 but had incurred costs related to the underlying campaigns in 2008, resulting in lower third party costs as a percentage of revenue in 2009. Second, our contracts are increasing in scope and we are thereby achieving economies of scale on larger and longer-term contracts, particularly those with our mobile operator customers.
Datacenter and Direct Project Costs
Datacenter and direct project costs for 2009 decreased by $3.8 million, or 43%, compared to 2008. As we have continued to expand our business with existing customers, we have gained experience with these customers and therefore can more easily and effectively optimize campaigns. We also continue to standardize our technology platform, including increasing the number of templates we make available to our customers. This enables us to generate additional revenue through the provision of technology solutions that are less dependent on personnel-intensive managed services and as a result reduces our labor-related internal costs.
General and Administrative Expenses
General and administrative, or G&A, expenses for 2009 increased by $10.7 million, or 161%, compared to 2008. Of this increase in 2009, $2.8 million was related to expenses incurred in connection with our recent re-domiciliation to Jersey and professional fees associated with various corporate opportunities that we considered during the period, and $2.3 million was related to additional G&A expenses associated with our U.S. office expansion, including our acquisition of Ad Infuse. We also incurred an additional $1.5 million related to an increase in personnel-related G&A costs. Additionally we incurred an additional $1.5 million in professional fees and incurred costs for additional administrative personnel to support new offices that we opened during the period.
Sales and Marketing Expenses
Sales and marketing expenses for 2009 increased by $7.7 million, or 93%, compared to 2008. Of this increase in 2009, $3.0 million was related to additional consultancy, professional fees and traveling expenses incurred as we increased our global operations and the number of jurisdictions in which we provide services to customers, and $1.1 million was related to additional sales and marketing expenses associated with our U.S. office expansion, including our acquisition of Ad Infuse and appointment of our vice president of global marketing. We incurred an additional $1.2 million in payroll related expenses. Finally, we incurred approximately $900,000 in pre-sales marketing expenses relating to new campaigns for one of our customers.

Research and Development Expenses
Research and development expenses for 2009 increased by $1.6 million, or 85%, as compared to 2008. This increase is primarily due to higher payroll-related expenses as we assigned more engineers to the technology, innovation and product development groups.
Depreciation and Amortization
Depreciation and amortization expenses for 2009 increased by $5.2 million, or 122%, as compared 2008. This increase is primarily due to our incremental capitalized software development costs and other amortized intangibles as a result of our acquisition of Ad Infuse in 2009.
Interest Income
Interest income for 2009 decreased by $99,000, or 66%, compared to 2008. This decrease in interest income was primarily due to lower yields from our cash and investment portfolio and a lower cash and investment balance maintained during 2009 compared to the prior year.
Interest Expense
Interest expense for 2009 increased by $1.1 million, or 86%, compared to 2008. This increase in interest expense was primarily due to an increase in our borrowings and factoring of additional receivables. For a description of our borrowing and factoring obligations see Note 11 to notes to consolidated financial statements.
Gain (loss) from Foreign Currency Transactions
Gain (loss) from foreign currency transactions, a non-cash item, for 2009 increased by $1.7 million, or 101%, as compared to 2008. This increase in gain from foreign currency transactions was primarily due to foreign exchange transaction adjustments on intercompany loans for changes in exchange rates in British pound sterling, Russian roubles and Ukrainian hryvnia. Losses occurred during December 2008 when all three currencies depreciated significantly against the euro. Our intercompany loans are loans that we made to subsidiaries in euro to fund costs and expenses incurred in local currencies.
Income Tax Expense
We recorded an income tax expense of $410,000 on a worldwide pre-tax income of $6.7 million for 2009, which was mainly due to current taxes payable in foreign jurisdictions, tax reserves and valuation allowance. We recorded an income tax benefit of $26,000 on a worldwide pre-tax loss of $6.3 million for 2008.
Loss from Equity Method Investments
Our share of loss from equity method investments for 2009 decreased by $233,000, or 9%, compared to 2008. This decrease in our share of loss from equity method investments was primarily due to our share of the operating losses generated by Ansible and CASEE during 2009. For a discussion of our equity method investments, see Note 10 in the notes to the consolidated financial statements.
5.B. Liquidity and Capital Resources.
Since our inception we have financed our operations and acquisitions primarily through the public offerings of our ordinary shares on AIM in 2006 and 2007, our October 2009 private placement, borrowings under our bank credit facilities and cash generated from our operations. As of December 31, 2010, we had $17.4 million in cash and cash equivalents. In addition, as a result of our January 2011 public offering in the U.S., we raised an additional $135.0 million in proceeds, net of underwriting discounts and expenses in the quarter ended March 31, 2011. We generally deposit our excess cash in interest bearing bank accounts, and did not have investments in marketable securities as of December 31, 2010.
On May 3, 2006, we were admitted and commenced trading in our ordinary shares on AIM. In connection with the initial public offering and placement of ordinary shares on AIM, 10,000,000 new ordinary shares were issued at a placing price of £1.00 per share, with gross proceeds of £10 million. In October 2007, we issued 3,580,000 additional ordinary shares at a price of £2.10 per share in a public offering, with gross proceeds of approximately £7.5 million. In October 2009, we issued 1,820,000 additional ordinary shares at a price of £1.60 per share, with gross proceeds of approximately £2.9 million.
As of December 31, 2010, we had $71.6 million in outstanding long-term debt and short-term financings. The effective interest rates to finance our borrowings as of December 31, 2010 ranged from 5.6% to 20%. Approximately $51.1 million of this outstanding debt was repaid with the proceeds of our public offering in the U.S. completed in January 2011.
As of December 31, 2010, our current assets exceeded our current liabilities by $3.8 million. On January 28, 2011 we raised approximately $135.0 million in net proceeds from our public offering in the U.S. to provide sufficient working capital to fund both our operations as well as acquisitions that we have undertaken. With these proceeds, we paid down approximately $51.1 million in outstanding debt. Based on our current business plan, we believe that net proceeds from our public offering, together with our existing cash balances and any cash generated from operations, will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 12 months. We anticipate that the use of proceeds from the public offering will, in part, fund the existing needs of our operating companies in geographies that require expansion capital. In addition, any unremitted earnings from profitable subsidiaries will be used for the ongoing expansion needs in the local geographies for the foreseeable future.
If our estimates of revenues, expenses or capital or liquidity requirements change or are inaccurate or if cash generated from operations is insufficient to satisfy our liquidity requirements, we may seek to sell additional shares or arrange debt financing. Further, we may seek to sell additional ordinary shares or arrange for additional debt financing, to the extent it is available, in order to provide us financial flexibility to pursue acquisition or investment opportunities that may arise in the future, however we do not have any current agreements or commitments for any specific new acquisition or investments.

	Year ended December 31,
	2010	2009	2008
	(in thousands)
Cash generated from (used in):
Operating activities	$(9,870)	$(3,277)	$3,727
Investing activities	(23,734)	(20,911)	(20,655)
Financing activities	32,186	28,016	14,984
Effect of exchange rate fluctuations	(883)	1,506	(351)
Increase (decrease) in cash and cash equivalents	$(2,301)	$5,334	$(2,295)

In September 2010, we acquired Mobclix, Inc. and paid at closing approximately $1.1 million in cash and issued 150,220 shares to former Mobclix stockholders and creditors. We paid an additional $8.5 million to former Mobclix shareholders and an additional $0.7 million in employee bonuses in the quarter ended March 31, 2011. We have agreed to pay, on March 1, 2012, an amount contingent upon the financial performance of Mobclix between January 1 and December 31, 2011. The contingent payment is based upon Mobclix's gross profit and EBITDA during the period, and is set at a minimum of $2.0 million and a maximum additional payment of $43.0 million, after deducting the upfront payments and the payments to be made during 2011. The contingent payment is payable in either cash or shares at our discretion. In addition, we have agreed to provide up to $5.0 million in cash to fund Mobclix's operations through 2011, of which $0.4 million was paid at the closing of the acquisition and approximately $3.2 million was paid in the quarter ended March 31, 2011.
Operating Activities. Net cash used in operating activities for 2010 was $9.9 million, compared to $3.3 million for 2009. The increase in cash used in operating activities is attributable to higher prepaid third-party costs, both organically and related to the Mobclix acquisition and a deterioration of DSOs compared to 2009, offset by an extension of accounts payables.
Net cash used in operating activities for 2009 was $3.3 million, compared to $3.7 million generated from operating activities for 2008. The decrease in cash provided by operating activities was primarily due to the acquisition of Ad Infuse, Inc. which required the infusion of significant working capital to fund losses relating to Ad Infuse, associated reorganization costs following the acquisition and delay in payments from customers due to the adverse economic climate, offset by an increase in accounts payable.
Much of our business is in emerging markets where payment terms on amounts due to us may be longer than on our contracts with customers in other markets. Our days sales outstanding (DSOs) as of December 31, 2010 was 121 days. This is an improvement from December 31, 2009 which was 131 days. During 2010, our DSO has ranged from a low of 77 days as of June 30, 2010 to a high of 110 days as of September 30, 2010. During 2009, our DSOs deteriorated by increasing from 65 days to 131 days. We have not historically incurred material bad debt expense, none of our significant customers have historically failed to pay amounts due to us, and we do not believe that any of the customers contributing to our increased accounts receivable aging will fail to pay us in full. Accordingly, we have determined that none of our slow-paying customers will require an allowance for bad debt against accounts receivable. As our revenue mix changes in the future to a greater percentage of revenue from the North America and Asia, we would expect our DSOs to improve as a result of the inherent shorter payment cycle experience in these geographies as well as our intent to increase collection efforts worldwide. Additionally, we are working towards enhancing our billing processes, enabling us to invoice our customers more quickly, decreasing our accrued contract receivables and enhancing our cash flow.
Investing Activities. Net cash used in investing activities for 2010 was $23.7 million compared to $20.9 million for 2009. This was primarily due to our investment in property and equipment, software development, which we capitalized, and investment in subsidiaries, including the acquisition of Media Cannon in June 2010 and Mobclix on September 30, 2010.
Net cash used in investing activities for 2009 was $20.9 million, compared to $20.7 million for 2008. The increase was primarily due to our investment in software development, which we capitalized, offset by a decrease in investment in subsidiaries.
Financing Activities. Net cash generated from financing activities for 2010 was $32.2 million compared to $28.0 million for 2009. The cash generated from financing activities was primarily due to our draw-down of additional borrowings under a new five year term loan in the amount of €15.0 million (approximately $19.9 million) of which $19.9 million was drawn down as of December 31, 2010, and $5.0 million of additional loans under the Thor Luxembourg facilities and additional funding under our working capital facilities. This was partially offset by repayment of some of our borrowings under our working capital facilities.
Net cash generated from financing activities for 2009 was $28.0 million, compared to $15.0 million for 2008. The $13.0 million increase in cash generated from financing activities was primarily due to our issuance of 1.8 million new ordinary shares to institutional and other investors in October 2009 for gross proceeds of £2.9 million ($4.3 million), new debt financing we incurred in 2009 pursuant to our borrowing facilities with Thor Luxembourg S.à.r.L, and our draw-down on additional working capital and accounts receivable factoring facilities. None of our working capital and accounts receivable factoring facilities individually exceed $3.0 million in maximum available principal.
As of March 31, 2010, we were not in compliance with the financial covenant under the facilities with Thor Luxembourg S.à.r.L. relating to the required ratio of cash flow to debt service. However, Thor Luxembourg S.à.r.L. has waived noncompliance of this covenant through July 1, 2011. We have fully repaid the outstanding principal due under our obligations to Thor subsequent to year-end with the proceeds from our recent public offering in the U.S.
In August 2010 we entered into a new five year term loan in the original principal amount of €15.0 million (approximately $19.9 million). We have fully drawn down all principal under this loan.
We have transferred certain trade receivables to financial institutions that are accounted for as secured borrowings and have therefore been reclassified to short-term financing on the consolidated balance sheets. The transferred receivables serve as collateral under the receivable sales facilities. The carrying value of the collateralized receivables approximates the carrying value of the equivalent secured borrowings.
As of December 31, 2010, we had pledged $10.7 million of our accounts receivable as security against long-term debt and short-term financings and issued group guarantees for long-term debt and short-term financings of $27.5 million. As of December 31, 2009, we had pledged $7.6 million of our accounts receivable as security against long-term debt and short-term financings and issued group guarantees for the long-term debt and short-term financings of $16.1 million. As of December 31, 2008, we had pledged $2.9 million of our accounts receivable as security against short-term loans and issued group guarantees for the short-term financings of $7.0 million. We repaid $51.1 million of the associated outstanding debt subsequent to year end with the proceeds from our public offering in the U.S. completed in January 2011.
For further information about our outstanding long-term debt and short-term financings, see Note 11 in the notes to the consolidated financial statements.
Although we have an overall accumulated deficit of $19.4 million, we have unremitted positive earnings in certain jurisdictions of approximately $31.0 million. Management has assessed the requirements for indefinite reinvestment of these earnings, and has not provided for related taxes on such earnings for the following reasons: (1) based upon financial forecasts and budgets, we intend to permanently reinvest such earnings in the local geographies where the earnings are located to fund expansion and growth in the local markets, as well as retain sufficient working capital and fund other capital needs locally and (2) we will engage in intercompany financing as necessary for purposes of providing sufficient cash flow to non-income producing jurisdictions. There may also be local jurisdiction restrictions on the ability to remit dividends, including: (1) each company with positive unremitted earnings may not have sufficient distributable reserves to make such a distribution in the foreseeable future and (2) each company with unremitted earnings may not have sufficient cash available to make such a distribution.

5.C. Research and Development, Patents and Licenses, etc.
Research and Development
We have built a strong internal software development team that has many years of experience in the mobile advertising and marketing industries.
Our recent research and development activities have been focused on enhancements to our platform, leading to the release of Velti mGage. Current research and development initiatives continue to focus on Velti mGage, including additional planning and content solutions. Some of these initiatives include enhanced application-based cookie tracking, additional server-based behavioral targeting, additional template development and application programming interfaces and enhanced user interfaces. In addition, we have an internal advanced projects team that is focused on the development of new applications and next generation technologies. We believe that having a dedicated, highly-trained advanced projects team enables us to effectively address the rapidly evolving mobile marketing and advertising services market.
Intellectual Property
We regard the protection of our developed technologies and intellectual property rights as an important element of our business operations and as crucial to our success. We rely primarily on a combination of patent laws, trademark laws, copyright laws, trade secrets, confidentiality procedures and contractual provisions to protect our proprietary technology. We generally require our employees, consultants and advisors to enter into confidentiality agreements. These agreements provide that all confidential information developed or made known to the individual during the course of the individual's relationship with us is to be kept confidential and not disclosed to third parties except under specific circumstances. In the case of our employees, the agreements provide that all of the technology which is conceived by the individual during the course of employment is our exclusive property. The development of our technology and many of our processes are dependent upon the knowledge, experience and skills of key scientific and technical personnel.
As of December 31, 2010, we held no issued patents and have 16 pending U.S. applications and 3 pending foreign patent applications on file. We are also in the process of filing additional corresponding foreign applications pursuant to the Patent Cooperation Treaty for our pending OCT patent applications. However, any future patents that may issue may not survive a legal challenge to their scope, validity or enforceability, or provide significant protection for us. The failure of our patents, or our reliance upon copyright and trade secret laws to adequately protect our technology might make it easier for our competitors to offer similar products or technologies. In addition, patents may not be issued for any of our current or future applications.

5.D. Trend Information.
 Selected Quarterly Results of Operation
The following table sets forth our selected unaudited consolidated quarterly statements of operations for the eight quarters ended December 31, 2010. Shareholders should read the following information in conjunction with our audited financial statements and related notes thereto included elsewhere in this annual report. We have prepared the selected unaudited consolidated quarterly financial information on the same basis as our audited consolidated financial statements included in this annual report, and reflect all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of this data. Our financial results for the eight quarters ended December 31, 2010 may not be indicative of our financial results for any future quarterly periods.

	For the three months ended
	12/31/10	9/30/10	6/30/10	3/31/10	12/31/09	9/30/09	6/30/09	3/31/09
		(unaudited, in thousands)
Selected quarterly statement of operations data:
Revenue:
Software as a service (SaaS) revenue	$40,854	$14,987	$13,788	$7,573	$19,474	$7,046	$2,072	$2,373
License and software revenue	12,282	3,883	5,540	4,881	39,384	405	5,974	48
Managed services revenue	4,351	1,752	2,601	3,777	6,941	2,615	1,916	1,717
Total revenue	57,487	20,622	21,929	16,231	65,799	10,066	9,962	4,138
Cost and expenses:
Third-party costs	18,578	4,997	9,059	4,024	16,640	7,521	2,154	1,305
Datacenter and direct project costs	1,942	1,570	1,467	1,333	1,791	1,167	1,293	657
General and administrative expenses	7,322	5,882	3,909	5,371	6,974	4,437	2,858	3,118
Sales and marketing expenses	5,918	6,179	6,263	4,689	4,928	4,481	3,245	3,265
Research and development expenses	3,201	1,656	1,701	1,282	899	1,052	813	720
Acquisition related charges	5,364	—	—	—	—	—	—	—
Depreciation and amortization	4,035	2,843	2,684	2,569	2,214	2,847	2,237	2,096
Total cost and expenses	46,360	23,127	25,083	19,268	33,446	21,505	12,600	11,161
Income (loss) from operations	11,127	(2,505)	(3,154)	(3,037)	32,353	(11,439)	(2,638)	(7,023)
Interest expense, net	(2,876)	(2,826)	(1,305)	(1,062)	(1,051)	(575)	(419)	(325)
Gain (loss) from foreign currency transactions	(674)	1,004	(1,195)	(861)	447	(396)	343	(380)
Income (loss) before income taxes, equity method investments and non-controlling interest	7,577	(4,327)	(5,654)	(4,960)	31,749	(12,410)	(2,714)	(7,728)
Income tax (expense) benefit	(3,101)	(1,110)	228	212	(1,463)	572	125	356
Loss from equity method investments	(2,508)	(630)	(978)	(499)	(774)	(220)	(673)	(556)
Net income (loss)	1,968	(6,067)	(6,404)	(5,247)	29,512	(12,058)	(3,262)	(7,928)
Net loss attributable to non-controlling interest	(21)	(19)	(17)	(24)	(177)	7	(50)	29
Net income (loss) attributable to Velti	$1,989	$(6,048)	$(6,387)	$(5,223)	$29,689	$(12,065)	$(3,212)	$(7,957)

Our operating results may fluctuate due to a variety of factors, many of which are outside of our control. As a result, comparing our operating results on a period-to-period basis may not be meaningful.
Quarterly Trends
Our business, as is typical of companies in our industry, is seasonal. This is primarily due to traditional marketing and advertising spending being heaviest during the holiday season while brands, advertising agencies, mobile operators and media companies often close out annual budgets towards the end of a given year. Seasonal trends have historically contributed to, and we anticipate will continue to contribute to fluctuations in our quarterly results, including fluctuations in sequential revenue growth rates.
Our SaaS revenues for the quarter ended December 31, 2010 increased by $25.9 million, or 172.6%, compared to the quarter ended September 30, 2010 and $21.3 million or 109.2% compared to the quarter ended December 31, 2009. This increase was primarily the result of growth in the number of campaigns from existing customers, the addition of new customers, an increase in performance-based campaign revenue and a change in revenue mix as we increased our focus on our SaaS pricing model and the acquisition of Mobclix. As a result, we experienced an increase in the amount of revenue generated from our SaaS pricing model and a decrease in customers purchasing license and software and managed services for the quarter ended December 31, 2010 compared to the quarter ended September 30, 2010 and December 31, 2009. Given our primary focus of continuing to expand our SaaS sales, we expect this trend to continue.
Third-party costs are incurred primarily as we execute campaigns with incentives and promotional costs. These costs have generally increased over the eight quarters ended December 31, 2010 as a result of an increase in the number and the scope of these campaigns. The significant increase in third-party costs in the fourth quarter of 2010 was the result of the seasonal trends discussed above as well as costs incurred for incentives and promotional items for large campaigns that we conducted during the period and the inclusion of Mobclix during the quarter. During the second quarter of 2010, we also incurred a higher amount of third-party costs due to a campaign where we were responsible for the majority of the incentives and promotional costs. We may incur third-party costs in advance of the revenue recognized on the campaigns to which such costs relate. As a result, our third-party costs have fluctuated over the eight quarters and may continue to fluctuate from period to period.
Datacenter and direct project costs generally increase as the number of campaigns increase and we allocate additional headcount to execute these campaigns.
General and administrative expenses generally increased over the eight quarters ended December 31, 2010, as we increased our G&A personnel worldwide and expanded our operations in the U.S. During the third and fourth quarters of 2009, G&A expenses also included $0.7 million and $2.1 million, respectively, in one-time costs associated with our re-domiciliation to Jersey and professional fees associated with various corporate opportunities that we considered during the period. During the first quarter of 2010, G&A expenses included $0.4 million in one-time costs associated with implementation of an enterprise resource planning software system. During the second quarter of 2010, G&A expenses reflect $0.8 million in cost savings related to a reduction in executive salaries as three of our senior executives no longer are paid a cash salary, and a reduction in discretionary spending. During the third quarter of 2010, G&A expenses increased due to $1.3 million in professional and consulting fees incurred as a result of our continuing preparation of this offering as well as our Mobclix acquisition, together with $0.5 million of additional stock compensation expense. During the fourth quarter of 2010, G&A expenses increased due to annual bonus accruals and the inclusion of Mobclix.
Sales and marketing and research and development expenses generally increased over the eight quarters ended December 31, 2010 as we increased our sales and marketing headcount and allocated additional engineers from other internal business functions to the technology, innovation and product development groups to support our growth.
5.E.  Off-Balance Sheet Arrangements.
 On September 30, 2010, upon the acquisition of Mobclix we paid at closing approximately $1.1 million in cash and issued 150,220 ordinary shares, to former Mobclix stockholders and creditors, with an estimated fair value of $1.5 million. The estimated fair value per share of £6.12 ($9.68) was based on the closing price of our ordinary shares on AIM on the date of acquisition, September 30, 2010. We have paid an additional $8.5 million in cash to the former Mobclix shareholders in the quarter ended March 31, 2011, as well as an additional $0.7 million in employee bonuses. Additionally, we have agreed to pay, on March 1, 2012, an amount contingent upon the financial performance of Mobclix between October 2010 and December 31, 2011. The contingent payment is based upon Mobclix achieving certain gross profit and EBITDA targets during the period, and is set at a minimum of $2.0 million and a maximum additional payment of $43.0 million, after deducting the upfront payments, and the payments to be made during 2011. We have recorded the acquisition-date estimated fair value of the contingent payment of $5.1 million as a component of the consideration transferred in exchange for the equity interests of Mobclix. The acquisition-date fair value was measured based on the probability-adjusted present value of the consideration expected to be transferred, discounted at 27.5%, the weighted average cost of capital for the Mobclix transaction. The fair value of the contingent payment will be revalued at each reporting date and the change will be reflected in our consolidated statement of operations. On December 31, 2010, the revalued fair value of the contingent payments increased to $9.1 million due to an increase in the forecasted revenue and EBITDA related to performance well above plan during the quarter ended December 31, 2010. The transaction was accounted for using the purchase method of accounting. Transaction costs amounted to $297,000 and were expensed as incurred.

We periodically establish irrevocable bank guarantees in favor of a customer in connection with a campaign in order to secure our guarantee of minimum net revenue or to cover the costs of a campaign. As of December 31, 2010, 2009 and 2008, the aggregate amount of our outstanding commitments under such letters of guarantee was $1.1 million , $7.0 million and $5.5 million, respectively. The guarantees are short-term in nature and expire once minimum revenue levels have been achieved in the campaign. As of December 31, 2010, all guarantees associated with prior years had expired. Throughout the periods in which we have obtained third party bank letters of guarantee, none of such bank guarantees have ever been drawn down. Since the probability that execution on these guarantees will occur is remote, we have determined that the fair value of the guarantees is immaterial. Accordingly, we made no accruals for expenses related to its performance guarantees for any period presented.
 5.F.  Tabular Disclosure of Contractual Obligations:
 Our contractual obligations and other commitments as of December 31, 2010 were as follows:

	Payments due by period
	Total	Less than 1 year	1 - 3 years		3 - 5 years	After 5 years
	(in thousands)
Borrowings (1)	$71,573	$50,719	$950		$19,904	—
Interest payment obligations(1)	9,345	3,825	2,875		2,645	—
Operating lease obligations	13,218	2,756	4,926	2,256	2,769	2,767
Mobclix deferred obligation	10,656	8,656	2,000		—	—
Total	$104,792	$65,956	$10,751		$25,318	2,767

(1)
Interest payment obligations are based on December 31, 2010 interest rates as disclosed in note 11 in the notes to the consolidated financial statements. On January 28, 2011 we raised approximately $135.0 million in net proceeds from our public offering in the U.S. With these proceeds we repaid approximately $51.1 million in outstanding debt.

Not included in the table above is a payment for contingent consideration related to our acquisition of Mobclix. The contingent payment, if due, will be paid in cash or shares of our capital stock and the amount and form of payment will be determined at the date of payment. This amount was not included in the table above due to our inability to predict the amount and timing of the cash portion of the payment. See Note 7 in the notes to our consolidated financial statements attached to this annual report.
Operating lease obligations consist of future minimum payments under non-cancellable operating leases. The table above reflects only payment obligations that are fixed and determinable.

 5.G. Safe Harbor
 Forward-Looking Statements and Market Data
This annual report contains forward-looking statements that reflect our current expectations and views of future events. These forward-looking statements can be identified by words or phrases such as “shall,” “may,” “will,” “expect,” “should,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to” or other similar expressions. These forward-looking statements include, among other things, statements relating to our goals and strategies, our competitive strengths, our expectations and targets for our results of operations, our business prospects and our expansion strategy. We have based these forward-looking statements largely on current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Although we believe that we have a reasonable basis for each forward-looking statement contained in this annual report, we caution shareholders that these statements are based on our projections of the future that are subject to known and unknown risks and uncertainties and other factors that may cause our actual results, level of activity or performance expressed or implied by these forward-looking statements, to differ.
The forward-looking statements included in the annual report are subject to risks, uncertainties and assumptions about our company. Our actual results of operations may differ materially from the forward-looking statements as a result of risk factors described under “Risk Factors” and elsewhere in this annual report, including, among other things, our ability to:

•	manage evolving pricing models in our business, which are primarily based on software as a service;

•	keep pace with technological developments and compete against potential new entrants, who may be much larger and better funded;

•	resolve the material weaknesses in our internal control over financial reporting;

•	achieve the anticipated benefits of our acquisitions;

•	continue our global business while expanding into new geographic regions;

•	benefit from expected growth in general in the market for mobile marketing and advertising services;

•	retain existing customers and attract new ones;

•	protect our intellectual property rights; and

•	comply with new and modified regulations in the jurisdictions in which we conduct business.
These risks are not exhaustive. Other sections of this annual report, including "Risk Factors" above, include additional factors that could adversely impact our business and financial performance. Moreover, we operate in an evolving environment and new risk factors emerge from time to time. It is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause our actual results to differ materially from those contained in any forward-looking statement.
An investor in our ordinary shares should not rely upon forward-looking statements as predictions of future events. Unless required by law, we undertake no obligation to update or revise any forward-looking statements to reflect new information or future events or otherwise.
Market data and industry statistics used throughout this annual report are based on independent industry publications and other publicly available information. We believe these sources of information are reliable and that the information fairly and reasonably characterizes our industry. Although we take responsibility for compiling and extracting the data, we have not independently verified this information.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A. Directors and Senior Management
Executive Officers and Directors
Set forth below is the name, age, position and a brief account of the business experience of each of our executive officers and directors.

Name	Age	Position
Alex Moukas	39	Chief Executive Officer and Director
Chris Kaskavelis	42	Chief Operating Officer and Director
Wilson W. Cheung	42	Chief Financial Officer
Sally J. Rau	52	Chief Administrative Officer, General Counsel and Corporate Secretary
Menelaos Scouloudis	37	Chief Commercial Officer
David W. Mann	66	Non-Executive Chairman of the Board of Directors
Jerry Goldstein	74	Director
David C. D. Hobley	64	Director
Nicholas P. Negroponte	67	Director
The address of each of our executive officers and directors is c/o First Floor, 28-32 Pembroke Street Upper, Dublin 2, Republic of Ireland.
Alex Moukas is one of our co-founders and has been our chief executive officer and a director since its inception in 2000. He previously co-founded, and served from 1998 to 2000 as the chief scientist of, Frictionless Commerce, Inc., a privately held, strategic sourcing software provider in Cambridge, Massachusetts, which was later acquired by SAP AG. Mr. Moukas holds a B.S. in Business Administration and Computer Systems from the American College of Greece, an M.S. in Artificial Intelligence from the University of Edinburgh and an M.S. from the Massachusetts Institute of Technology.
Chris Kaskavelis is one of our co-founders and has been our chief operating officer and a director since its inception in 2000. In 1996, he started a division of TCA Software, a privately held enterprise software company based in Boston, Massachusetts.

Dr. Kaskavelis serves as a director for several privately held companies. He holds a B.S. in Electrical Engineering and a B.A. in Business Economics from Brown University. Dr. Kaskavelis also holds an M.S. in Manufacturing Engineering and a Ph.D. in Supply Chain Management from Boston University.
Wilson W. Cheung has been our chief financial officer since 2009. Mr. Cheung previously served as chief financial officer of AXT, Inc., a publicly traded manufacturer of high performance semi-conductor substrates, from 2004 to 2009. Mr. Cheung previously held senior financial positions with interWAVE Communications International Ltd. (now Alvarion, Ltd.), a publicly traded manufacturer of wireless voice and data communications systems, and Yahoo! Inc., a publicly traded global Internet products and services provider. Mr. Cheung is a California certified public accountant (inactive). He holds a B.A. degree in Economics/Business from the University of California, Los Angeles.
Sally J. Rau has been our chief administrative officer and general counsel since August 2010. From 1998 until 2010, Ms. Rau was a partner with DLA Piper LLP (US), a global law firm. From 1990 to 1996, Ms. Rau served as General Counsel of Cronos Containers Ltd., a container leasing company, where she was based in London. Ms. Rau holds a J.D. from the University of Oregon and an A.B. in History from the University of California, Berkeley.
Menelaos Scouloudis has been our chief commercial officer since our founding in 2000 and was a member of our board of directors until May 2010. From 1999 to 2002, Mr. Scouloudis served as an engagement manager with McKinsey & Company, a privately held global consulting firm, in its New York and Athens offices where he worked primarily with large telecommunications and pharmaceutical companies. Mr. Scouloudis holds a Diploma in Chemical Engineering from the National Technical University of Athens, a M.S. in Chemical Engineering from the Massachusetts Institute of Technology and a M.B.A. from the Harvard Business School.
David W. Mann has been chairman of our board of directors since 2006. From 1969 to 1994, Mr. Mann was employed by Logica plc, where he became group chief executive and then deputy chairman. Since 1994, Mr. Mann has served on the boards of several companies, including being a director of AVEVA Group Plc, an engineering technology provider listed on the London Stock Exchange from 1999 to July 2010. He is currently a director of Charteris plc, a technology consulting company quoted on AIM. Mr. Mann holds a degree in Mathematics and Theoretical Physics from Jesus College, Cambridge University, and is a past president of the British Computer Society.
Jerry Goldstein has been a member of our board of directors since 2006. Mr. Goldstein previously served as the executive director and a board member of Citicorp Investment Bank, a division of Citigroup, Inc., in London, a managing director of Kidder Peabody International Limited, and deputy chief executive officer of Sanwa International. He has also served as the chairman of the Council for Reporting Dealers in the international securities markets, as well as on the board of the International Securities Market Association. Mr. Goldstein holds a B.A. with Honors from Swarthmore College and a M.A. from New York University.
David C. D. Hobley has been a member of our board of directors since 2006. Mr. Hobley has served for more than 35 years in investment banking firms, having previously been with Deloitte and Touche LLP and Coopers and Lybrand (now PricewaterhouseCoopers). He was first with SG Warburg & Co. in London from 1972 to 1997, and has been with Deutsche Bank AG in London from 1998 to the present where he now serves as a senior advisor to Global Banking. He was an independent director and chairman of the audit committee of Orange S.A., a subsidiary of France Telecom, from 2003 to 2007 and remains on the boards of several France Telecom/Orange-related companies. He serves as a director for Sonaecom S.A. a publicly traded Portuguese telecommunications company, and several privately held companies. Mr. Hobley is a Fellow of the Institute of Chartered Accountants in England and Wales.
Nicholas P. Negroponte has been a member of our board of directors since 2006. He is the co-founder of the Massachusetts Institute of Technology Media Laboratory and has been a member of its faculty since 1966. Professor Negroponte is on the board of several privately held companies and is a published author and founder of WiReD magazine. He also founded in 2005 and continues to serve as chairman of One Laptop per Child, a non-profit association. Professor Negroponte holds a B.S. and an M.S. in Architecture from the Massachusetts Institute of Technology.
Business Advisory Board
Our Business Advisory Board provides strategic counseling and industry insight to our senior management and our board of directors. The members of our Business Advisory Board currently include:
Anthony Bettencourt was the chief executive officer of Verity Inc., and led the company through its acquisition by Autonomy Corp. plc. In 2005, he was awarded the Ernst & Young Entrepreneur of the Year award for Technology & Software, Northern California Region. He currently serves as the non-executive chairman of the board of directors of Blinkx, Inc., an internet video search engine and also serves on the board of directors of NetBase Solutions, Inc., an internet social media search company and NextPage, Inc., an electronic document retention software company. Mr. Bettencourt also serves on the board of directors of the Alameda County Community Food Bank. Mr. Bettencourt earned a B.A. in English from Santa Clara University in 2006.
David Rosenblatt has served as a member of our Business Advisory Board since April 2010. From 2008 to 2009, Mr. Rosenblatt served as president, Global Display Advertising, of Google, Inc. He joined DoubleClick, Inc., a provider of digital marketing technology and services, in 1997 as part of its initial management team, and held several executive positions, including president from 2000 to 2005 and chief executive officer from 2005 through Google's acquisition of Doubleclick in 2008. Mr. Rosenblatt previously spent several years as an investment banker at S.G. Warburg & Co, in Hong Kong, London and New York. Mr. Rosenblatt graduated magna cum laude from Yale University and from Stanford University's Graduate School of Business.
Jack Plating has served as a member of our Business Advisory Board since April 2010. Mr. Plating has served in executive positions with Verizon Wireless, Inc., including most recently as executive vice president and chief operating officer. Mr. Plating began his career as a district sales manager for Motorola, where he led the development of the wireless communications business for Metro Mobile, which was later acquired by Bell Atlantic Mobile. Mr. Plating is a graduate of the University of Arkansas.
Graham Smith has served as a member of our Business Advisory Board since December 2010. Mr. Smith has served as executive vice president and chief financial officer of salesforce.com, inc. since March 2008. Prior to that, Mr. Smith served as executive vice president and chief financial officer designate of salesforce.com, inc. from December 2007 to March 2008. Prior to salesforce.com, Mr. Smith was at Advent Software Inc. and served as its chief financial officer from January 2003 to December 2007. In addition to Advent Software, he served as chief financial officer of Vitria Technology and Nuance Communications, and also served at Oracle Corporation in various senior finance roles, lastly as vice president of finance for worldwide operations. Mr. Smith holds a B.Sc. from Bristol University in England and qualified as a member of the Institute of chartered accountants in England and Wales.
6.B. Compensation
Director Compensation
During 2010, Mr. Hobley and Mr. Mann were paid the sums of £27,013 and £42,488, respectively. Mr. Negroponte and Mr. Goldstein were paid no compensation during 2010; however in March 2011 they were each paid the sum of $60,000 for their services in 2010, which will be in addition to compensation payable for services rendered in 2011.
The total compensation payable for 2010 to each of our non-employee directors was the following, payable one-third in cash and two-thirds in share awards:

Name	Total Aggregate Compensation
David W. Mann	$210,000
Jerry Goldstein	180,000
David C. D. Hobley	195,000
Nicholas P. Negroponte	180,000

On May 13, 2010, the non-executive directors were awarded deferred share awards vesting within one year of the date of grant, contingent upon our public offering occurring prior to such vesting date, as follows:

Name	Number of Shares Issued
David W. Mann	27,559
Jerry Goldstein	23,622
David C. D. Hobley	25,591
Nicholas P. Negroponte	23,622

Executive Officer Compensation and Employment Agreements
Executive Officer Compensation
During 2010, Messrs. Moukas, Kaskavelis, Scouloudis and Cheung were paid the following amounts, in cash and equity as set forth below for their services as executive officers. In addition, Sally J. Rau joined us in August 2010 as chief administrative officer, general counsel and corporate secretary, with an annual salary of $300,000 payable in cash and $550,000 payable in equity divided between deferred shares and share options, with such number of deferred shares and options determined at the fair market value (based upon Black-Scholes valuation) on the date of grant equal to $137,500 and $412,500, respectively.

Name	Cash Compensation	Equity Compensation(1)
Alex Moukas	$1	$ 1.6 million
Chris Kaskavelis	1	1.2 million
Wilson W. Cheung	300,000	250,000
Sally J. Rau	300,000	550,000
Menelaos Scouloudis	1	1.1 million

(1)
The number of shares issuable in connection with such equity compensation shall be determined based upon a Black-Scholes calculation at the time of each grant and shall be comprised of one-quarter in deferred shares and three-quarters in share options, each vesting in equal annual tranches over four years.

Accordingly, during 2010, Messrs. Moukas, Kaskavelis and Scouloudis were each paid $1.00; Mr. Cheung was paid $300,000, and Ms. Rau was paid $118,269 for the portion of the year that she was employed by us. In addition, Messrs. Moukas, Kaskavelis and Scouloudis were paid € 25,000 ($33,190), €50,572 ($67,139) and €11,905 ($15,805), respectively, for their service on the board of directors of our wholly-owned subsidiary, Velti S.A. As a result of such change in form of compensation, Messrs. Moukas, Kaskavelis, Scouloudis, Cheung and Ms. Rau were awarded the following equity awards during 2010, including an additional equity award made to each of them in connection with the public offering of our ordinary shares in the U.S. in January 2011:

Name	Deferred Share Awards	Share Option Awards
Alex Moukas	78,585(1)	552,995(1)
65,000(2)
Chris Kaskavelis	58,939(1)	414,747(1)
50,000(2)
Wilson W. Cheung	37,500(1)	112,500(1)
30,000(2)
Sally J. Rau	62,500(1)	187,500(1)
50,000(2)
Menelaos Scouloudis	54,028(1)	380,184(1)
40,000(2)

(1)
Shares vest over four years at the rate of 25% per year on the anniversary of the date of grant, which was May 13, 2010. The exercise price of the share options was £3.35 per share. Shares awarded to Ms. Rau vest over four years at the anniversary of the date of grant, which was September 12, 2010. The share options awarded to Ms. Rau have an exercise price of £6.14 per share.

(2)
Shares vest in full on the anniversary of the date of grant, which was May 13, 2010, or September 12, 2010 for Ms. Rau. The exercise price of the share options was £3.35 per share for those granted on May 13, 2010, and £6.14 per share for the share options to Ms. Rau.

Outstanding Equity Awards as of December 31, 2010

Name	Grant Date	Number of Securities Underlying Unexercised Share Options (#) Unexercisable	Option Exercise Price (£)	Number of Deferred Share Awards That Have Not Vested (#)
Alex Moukas	7/3/09(1)			101,500
	5/13/10(2)	552,995	£3.35	78,585
	5/13/10(2)	65,000	£3.35
Chris Kaskavelis	7/3/09(1)			84,000
	5/13/10(2)	414,747	£3.35	58,939
	5/13/10(2)	50,000	£3.35
Wilson W. Cheung	10/5/09(3)			14,650
	10/5/09(3)			20,000
	5/13/10(2)	112,500	£3.35	54,028
	5/13/10(2)	30,000	£3.35
Sally J. Rau	9/12/10(4)	187,500	£6.14	62,500
	9/12/10(5)	50,000	£6.14
Menelaos Scouloudis	7/3/09(1)			75,000
	5/13/10(2)	380,184	£3.35	54,028
	5/13/10(2)	40,000	£3.35

(1)	The share options and deferred share awards vest over four years at the rate of 25% on the anniversary of the date of grant, which was May 13, 2010.

(2)	The share options vests in full on May 13, 2011.

(3)
The deferred share award of 14,650 ordinary shares vest on April 30, 2011, based upon achievement of 2009 earnings per share targets. The award of 20,000 ordinary shares represents a sign on equity bonus, subject to continued employment through April 30, 2011.

(4)	The share option and deferred share award vest over four years at the rate of 25% on the anniversary of the date of grant, which was September 12, 2010.

(5)	The share option vests in full on September 12, 2011.
Each executive officer is also entitled to private medical insurance, life insurance, employer's compulsory pension contributions, and 22 vacation days per annum in addition to public holidays, and Mr. Moukas, Mr. Kaskavelis and Mr. Scouloudis are each entitled to a car allowance.
If employment of any of our executive officers is terminated without cause or should such executive officer voluntarily terminate his or her employment for good reason, such executive officer is entitled to severance comprising continuing salary equal to the greater of the term over which severance is payable to the other executive officers or six months. In addition, such executive officer is entitled to continued health benefits under COBRA or similar provision for the severance term. In the event of a change of control, vesting of 50% of such executive officer's then outstanding unvested equity awards accelerates as of the effective date of the change of control. If such executive officer's employment is terminated without cause within 18 months following a change of control, such executive officer is entitled to receive severance equal to 12 months continuing salary, vesting of all then outstanding unvested equity awards and continuation of health benefits under COBRA or similar provision for the severance term.
6.C. Board Practices
Composition and Operation of the Board of Directors
Our Articles of Association provide that the board of directors may consist of between two and 12 directors, and our board of directors currently has six members, including our chief executive officer and chief operating officer. Mr. Scouloudis, our chief commercial officer, stepped down as a member of our board of directors effective April 29, 2010. He remains one of our executive officers and is expected to attend meetings as a board observer. The board of directors is responsible for formulating strategy, corporate and capital structure, overseeing financial reporting and auditing, external communication, board appointments, compensation policy and maintenance of corporate governance standards. The board of directors is also responsible for ensuring that the necessary internal control mechanisms are in place to identify business, financial and operating risks and developing adequate structures and policies to mitigate those risks.
Terms of Directors; Nominations of Directors
At each annual meeting of our shareholders, one-third of our directors must “retire,” whereby their terms essentially expire and, if they wish to continue to serve as a director, they become subject to re-election to the board of directors by our shareholders. To implement this staggered re-election process, any director who was elected or last re-elected to the board of directors at or before the annual meeting of shareholders held three years prior to the current year annual meeting of shareholders is required to retire. In addition, such additional number of directors will be required to “retire,” or essentially resign, in the order of first re-election or appointment to the board in order to ensure the number of retiring directors is one-third of the total number of directors in office on the date of the notice of the annual meeting. In addition, any director appointed by the board (either as an additional director or to fill a vacancy) must retire at the first annual general meeting following his or her appointment. All such retiring directors are automatically eligible for re-election, except in any of the following cases:

•	where at such annual meeting of shareholders it is expressly resolved not to fill the vacancy;

•	where a resolution for the re-election of the retiring director is put to the meeting and the shareholders do not approve the re-election of such director; or

•	where the retiring director has given notice to us that he or she is unwilling to be re-elected to the board of directors.
Unless recommended by the board of directors, no person other than a retiring director is eligible for appointment as a director at any general meeting unless there is delivered to our registered offices a signed notice proposing a candidate for election by a shareholder who is qualified to attend and vote at the meeting as well as a signed consent by such candidate of his or her willingness to be elected to the board of directors. This notice and consent must be delivered not less than seven nor more than 42 full days before the day of the annual meeting.
The appointment of each director is subject, in addition to individual service agreements or letters of appointment, to Velti's Articles of Association, which provide that a director's office shall be terminated if, among other things, the director is absent from board meetings for six months without leave or is prohibited by law from acting as a director. We may appoint another person to replace the removed director or appoint any additional number of directors, not to exceed the maximum number as set forth in our Articles of Association.
Alex Moukas, as the director first appointed to the board of our newly established Jersey parent in 2009, retired and was re-elected to the board at our annual general meeting in July 2010, together with Mr. David W. Mann. All other directors were appointed to the board at the same time in 2009; accordingly, the order of retirement is determined by agreement among the directors, with two directors retiring at each annual general meeting.
Director Independence
Our board of directors has determined that each of Messrs. Mann, Goldstein, Hobley and Negroponte, our non-executive directors, has no relationship which, in the opinion of the board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and is an “independent director” as defined by the applicable rules of The NASDAQ Stock Market, Inc. Messrs. Moukas and Kaskavelis, as executive officers of Velti, are not independent for purposes of the applicable NASDAQ rules.
Indemnification Agreements
We intend to enter into indemnification agreements with each of our directors to indemnify them against certain liabilities and expenses arising from their being a director (but specifically excluding any circumstance where they are determined to have violated their fiduciary duty to us). Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Meetings of Non-Executive Directors
Our independent directors meet in regularly scheduled sessions at which only independent directors are present.

Committees of our Board of Directors
Our board of directors has a separately designated standing Audit Committee, Remuneration Committee and Nominating and Corporate Governance Committee. Each committee has a written charter that has been approved by the board of directors.
The following table sets forth the composition of each committee:

Name	Audit Committee	Remuneration Committee	Nominating and Corporate Governance Committee
David W. Mann	Member	Chair	Member
Jerry Goldstein	Member
David C. D. Hobley	Chair	Member
Nicholas P. Negroponte			Chair
Audit Committee
Our Audit Committee consists of Messrs. Goldstein, Hobley and Mann. The board of directors has determined that each member of the Audit Committee satisfies the independence requirements of The NASDAQ Stock Market and Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and meets the requirements for financial literacy under the requirements of The NASDAQ Stock Market and SEC rules and regulations. Mr. Hobley serves as the chairman of this committee, and the board of directors has determined that he qualifies as an “audit committee financial expert” as that term is defined in the rules and regulations established by the SEC.
Under the terms of the charter of our Audit Committee, its purpose is to provide an independent review of the effectiveness of the financial reporting process, internal control and risk management systems, whistleblowing procedures and oversee the audit process. The Audit Committee's primary duties and responsibilities are:

•	monitoring the reliability and integrity of our accounting policies and financial reporting and disclosure practices;

•	reviewing the effectiveness of our internal controls and risk management systems;

•	reviewing our whistleblowing procedures;

•	reviewing, assessing and monitoring the effectiveness of our internal and external audit function; and

•	ensuring compliance by us with all applicable laws, regulations and corporate policies.
Under the terms of the Audit Committee charter, the Audit Committee shall make recommendations to the board of directors to submit to our shareholders for approval of our independent registered public accounting firm at the annual general meeting. The Audit Committee has the authority and direct responsibility to oversee the selection process, compensation, retention and oversight of the work of our independent registered public accounting firm. Commencing with our first report on internal control over financial reporting, the Audit Committee will also be responsible for discussing the effectiveness of our internal control over financial reporting with management and our independent registered public accounting firm.
Remuneration Committee
Our Remuneration Committee, which would commonly be referred to in the U.S. as the compensation committee, consists of Messrs. Hobley and Mann. The board of directors has determined that each of the committee members satisfies the independence requirements of The NASDAQ Stock Market, qualifies as a non-employee director as defined pursuant to Rule 16b-3 promulgated under the Exchange Act.
Under the terms of the Remuneration Committee's charter, its primary duties and responsibilities are to:

•	assist and agree with the board of directors in discharging its responsibilities with respect to compensation of our chief executive officer, secretary and other executive officers;

•	determine terms of and approve performance objectives under any performance related plans and the annual payments made under such plans;

•	review and approve our equity incentive plans and any other plans and programs designed and intended to provide compensation for our officers; and

•	determine the policy for, and scope of, pension arrangements for executive directors and senior executives.
In particular, the Remuneration Committee is responsible for, in consultation with the chairman and/or chief executive officer, determining the compensation of each director and other senior executives, including salary, bonus, incentive payments or other share awards.
Nominating and Corporate Governance Committee
Our Nominating and Corporate Governance Committee consists of Messrs. Negroponte and Mann. The board of directors has determined that each of the committee members satisfies the independence requirements of Rule 5605 of The NASDAQ Stock Market Marketplace Rules. The Nominating and Corporate Governance Committee is expected to assist our board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The Nominating and Corporate Governance Committee will be responsible for, among other things:

•	identifying and recommending to the board nominees for election or re-election, or for appointment to fill any vacancy;

•	reviewing annually with the board of directors the current composition of the board of directors in light of the characteristics of independence, skills, experience and availability of service to us;

•
identifying and recommending to the board of directors the names of directors to serve as members of the Audit Committee and the Remuneration Committee, as well as the Corporate Governance and Nominating Committee itself;

•
advising the board of directors periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board of directors on all matters of corporate governance and on any corrective action to be taken; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.
Executive Committee
In addition to the above committees of the board of directors, the board of directors has delegated day-to-day responsibility for managing the business to the Executive Committee. The Executive Committee is responsible for implementing the strategy set by the board of directors. Messrs. Alex Moukas, Chris Kaskavelis, Wilson W. Cheung, Ms. Sally J. Rau and Mr. Menelaos Scouloudis serve on the Executive Committee with Alex Moukas serving as chairman.
Committee Charters and Other Corporate Governance Materials
The board of directors has adopted a written charter for each of the Audit Committee, the Remuneration Committee and the Nominating and Corporate Governance Committee. In addition, the board of directors has adopted written Corporate Governance Guidelines that address the composition of the board of directors, criteria for board of director's membership and other board of director's governance matters. A copy of our Corporate Governance Guidelines is available on our corporate website at www.velti.com. We do not incorporate the information on our website into this annual report and shareholders should not consider any such information that can be accessed through our website as part of this annual report.
The Combined Code on Corporate Governance
The Combined Code on Corporate Governance, or Combined Code, is the key source of corporate governance recommendations for fully-listed companies in the U.K. but it does not apply to companies whose shares are admitted for trading on AIM. However, as is common practice with many AIM listed companies, we recognize the importance of the Combined Code and aim to comply with the main provisions of the Combined Code insofar as is practicable and appropriate for a company of our size and nature.
The Combined Code consists of principles of good governance, most of which have their own set of more detailed provisions which, in most cases, amplify the principles. The principles deal with the following areas: directors, directors' remuneration, accountability and audit, relations with shareholders and institutional investors. A copy of the Combined Code is available from the website of the Financial Reporting Council at http://www.frc.org.uk/corporate/combinedcode.cfm. We do not incorporate the information available on the website of the Financial Reporting Council into this annual report and shareholders should not consider any such information on, or that can be accessed through, such website as part of this annual report.

Code of Business Conduct and Ethics
We have adopted a written code of business conduct and ethics, which outlines the principles of legal and ethical business conduct under which we do business. The code is applicable to all of our directors, officers and employees. A copy of our code of business conduct and ethics is available on our corporate website at www.velti.com. We do not incorporate the information on our website into this annual report and shareholders should not consider any such information that can be accessed through our website as part of this annual report. Any substantive amendment or waiver of the code relating to executive officers or directors will be made only after approval by a committee consists of a majority of our independent directors.
Director Agreements
We have written agreements with each independent member of our board of directors. Directors who are employees do not receive additional compensation for service as members of our board of directors and their individual employment agreements are described below under “Executive Officer Compensation and Employment Agreements.” The appointment of each non-employee director may be terminated summarily by Velti if the director is, among other things, in serious breach of his or her obligations to Velti or is guilty of fraud or dishonesty. Termination of the appointment does not give rise to any right of compensation. In addition, a non-employee director's service is terminable upon three months' written notice from either the individual director or Velti. We reimburse each independent director for reasonable, routine travel expenses to attend official meetings of our board of directors or its committees.
6.D. Employees
As of December 31, 2010, we had 550 full-time employees with:

•	180 in sales, marketing and business development;

•	242 in research and development, support and technology; and

•	128 in finance and general and administration.
Our goal is to attract, retain and motivate highly qualified technical, sales and management personnel, particularly highly skilled technical personnel and engineers involved in new product development and productive sales personnel. From time to time, we also employ independent contractors to support our research and development, marketing, sales and support and administrative organizations. Our employees are not subject to any collective bargaining agreement. We consider our relationship with our employees to be good and have never experienced a work stoppage.
6.E. Share Ownership
See disclosure under Item 7.A. Major Shareholders.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

The following table sets forth information, as of February 28, 2011, regarding the beneficial ownership of our ordinary shares for:

•	each of our directors;

•	each of our executive officers;

•	all of our directors and our executive officers as a group; and

•	each person who is known by us to own beneficially 5% or more of our outstanding ordinary shares.
The percentage of total shares owned is based on 50,834,385 ordinary shares outstanding as of February 28, 2011. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the vesting of deferred share awards, exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person. Unless otherwise indicated, the business address of each such person is First Floor, 28-32 Pembroke Street Upper, Dublin 2, Republic of Ireland.

	Shares Beneficially Owned		Deferred Share Awards	Option Awards	Total
Name of Beneficial Owner	Number(1)	Percent(1)	Number	Number	Number(2)
Alex Moukas(3)(4)	3,732,398	7.3%	180,085	617,995	4,530,478
Chris Kaskavelis(3)(4)	4,232,901	8.3%	142,939	464,747	4,840,587
Wilson W. Cheung(3)	8,998	*	88,678	142,500	240,176
Sally J. Rau(3)	—	*	62,500	237,500	300,000
Menelaos Scouloudis(3)(4)	1,662,078	3.3%	129,028	420,184	2,211,290
David W. Mann(5)(6)	124,765	*	27,559	—	152,324
Jerry Goldstein(6)	367,419	*	23,622	—	391,041
David C. D. Hobley(6)	89,851	*	25,591	—	115,442
Nicholas P. Negroponte(6)	692,598	1.4%	23,622	—	716,220
All directors and executive officers as a group:	10,911,008	21.5%	703,624	1,882,926	13,497,558

*Less than 1%.
(1)    Except as otherwise indicated, the persons named in this table have sole voting and investment power with respect to all shares of ordinary shares shown as beneficially owned by them, subject to community property laws where applicable and to the information contained in the footnotes to this table.
(2)    Includes total number of shares owned assuming vesting of all deferred share awards and exercise of all option awards.
(3)    In addition to the shares beneficially owned as set forth in the table above, each of our executive officers have been awarded certain share options and deferred shares subject to vesting provisions. See Section 6.B. for a discussion of the equity awards and their vesting provisions.
(4)    Under a decision of the Athens Court of Appeals passed on March 26, 2009 (decision 1593/2009) (the “Decision”) Alex Moukas, Chris Kaskavelis and Menelaos Scouloudis have been ordered to deliver certain of our ordinary shares in which they are interested to two individuals (the “Claimants”) in connection with a dispute between those directors and the Claimants related to the acquisition by those directors of certain shares in Velti S.A. from the Claimants in 2006. The disputed shares are to be delivered as follows: (a) 131,503 shares to be delivered by Mr. Moukas, (b) 131,503 shares to be delivered by Mr. Kaskavelis, and (c) 51,502 shares to be delivered by Mr. Scouloudis. These directors have lodged an appeal against the Decision under protocol number 1039/02 Oct 2009. In the event that the appeal is rejected and the claim is not otherwise settled, it is possible that these directors may be obliged to transfer the disputed shares to the Claimants, which would commensurately reduce their respective shareholdings in us. The holdings of each of Messrs. Moukas, Kaskavelis and Scouloudis reflected in the table above includes the shares subject to the decision.
(5)    Includes 15,000 shares held by D W Mann Children's Trust 1983.
(6)    In addition to the shares beneficially owned as set forth in the table above, each of our non-executive directors have been awarded deferred shares subject to vesting provisions. See Section 6.B. for a discussion of the equity awards and their vesting provisions.
Our ordinary shares have been admitted for trading on AIM, under the symbol “VEL,” subject to our expected delisting and cancellation from trading on May 3, 2011. Our ordinary shares are listed on The NASDAQ Global Select Market under the symbol “VELT.”
None of our shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.
7.B. Related Party Transactions

See Note 11in the notes to the consolidated financial statements attached to this annual report for discussion related party debt. See Note 20 for discussion of our related party transactions with equity method investees.

7.C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information
The consolidated financial statements for the Fiscal Year ended December 31, 2010, 2009 and 2008, as required under Item No. 18 are attached hereto and found immediately following the text of this annual report.  The audit report of Baker Tilly Virchow Krause LLP as of December 31, 2010 and 2009 and each of the three years in the period ended December 31, 2010, is included therein immediately preceding the financial statements.
Legal Proceedings
We currently, and from time to time, are, subject to claims arising in the ordinary course of our business, including claims for damages under our indemnification obligations to our customer. We are not currently subject to any such claims that we believe could reasonably be expected to have a material and adverse effect on our business, results of operations and financial condition. However, we recently received a letter on behalf of one of our customers notifying us that the customer had received a letter from a third party which alleged that certain of our customer's applications infringed the patent rights of the third party. In turn, our customer has alleged that we are obligated to indemnify our customer relating to this matter as the claim allegedly relates to services that we provide to the customer. We are currently investigating the related issues in order to determine how we wish to respond to the matter.
The City of London Police is currently conducting an investigation into actions (relating to arrangements in the procurement of a customer contract in the EMEA area) that may be alleged to constitute violations of English law. No charges have been filed against us or our employees or directors. The City of London Police have interviewed one of our sales and marketing employees, as well as our chief commercial officer. We are unable to predict what consequences, if any, may result from the investigation by the City of London Police or any other investigation into the actions referred to above by a competent regulatory agency. Any investigation could result in our business being adversely impacted, and could result in civil or criminal action against us or our employees, and/or criminal penalties and/or fines and/or other court orders being imposed against us or our employees.
Dividend Policy
We have never declared or paid any dividends, nor do we have any present plan to pay any dividends on our ordinary shares in the foreseeable future. We currently intend to retain our available funds and any future earnings to operate and expand our business.
Our board of directors has complete discretion as to whether we will distribute dividends in the future, subject to restrictions under Jersey law. Any payment of dividends would be subject to the Companies (Jersey) Law 1991, as amended, which requires that all dividends be approved by our board of directors. Moreover, under Jersey law, we may pay dividends on our shares only after our board of directors has determined that we are able to pay our debts as they become due and will continue to be able to do so for a 12 month period, determined in accordance with the Companies (Jersey) Law 1991, as amended and pursuant to applicable accounting regulations.
8.B. Significant Changes
See note 21 in the notes to the consolidated financial statements attached to this annual report for discussion of subsequent events.
ITEM 9. THE OFFER AND LISTING
9.A. Ordinary Share Trading Information
Our ordinary shares have been quoted on AIM since May 3, 2006, currently under the symbol “VEL.” We expect to delist and cancel our shares for trading on AIM as of 7:00 a.m. on May 3, 2011. Our ordinary shares have traded on The NASDAQ Global Select Market since January 28, 2011 under the symbol “VELT.”
The following table sets forth, for the periods indicated, the high and low closing sale prices for our ordinary shares on AIM in pounds sterling.

	High	Low
Fiscal Year Ended December 31, 2006	£1.055	£0.640
Fiscal Year Ended December 31, 2007	2.440	0.990
Fiscal Year Ended December 31, 2008	1.975	1.235
Fiscal Year Ended December 31, 2009
First Quarter	1.280	1.090
Second Quarter	1.710	1.090
Third Quarter	1.715	1.575
Fourth Quarter	2.000	1.615
Fiscal Year Ended December 31, 2010
First Quarter	3.390	2.045
Second Quarter	5.100	2.960
Third Quarter	6.290	3.970
Fourth Quarter	6.160	4.695
Fiscal Year Ending December 31, 2010	6.290	2.045
October 2010	6.16	5.800
November 2010	5.905	4.805
December 2010	5.110	4.695
Fiscal Year Ending December 31, 2011
January 2011	8.883	4.950
February 2011	8.755	7.200
March 2011	8.450	6.550

The high and low prices listed represent the latest quotes obtained from Proquote International, a data vendor owned by the London Stock Exchange.
The following table sets forth, for the periods indicated, the high and low closing sale prices for our ordinary shares on NASDAQ in dollars, since our initial listing on January 28, 2011:

	High	Low
Fiscal Year Ending December 31, 2011
January 2011 (from January 28, 2011)	$15.89	$13.80
February 2011	14.70	11.47
March 2011	14.40	9.91

9.B. Plan of Distribution
Not applicable.
9.C. Markets
Velti's ordinary shares are traded on AIM under the symbol “VEL” although Velti expects such listing to be cancelled as of May 3, 2011. Velti's ordinary shares are also traded on NASDAQ under the symbol “VELT.”
9.D Selling Shareholders
Not applicable.
9.E. Dilution
Not applicable.
9.F. Expenses of the issue
Not applicable.

ITEM 10. ADDITIONALINFORMATION
10.A. Share Capital
 Not applicable.
10.B. Memorandum and articles of association
Information regarding Velti's memorandum and articles of incorporation is hereby incorporated by reference to the registration statement on Form F-1, as amended (Registration No. 333-166793), as originally filed with the Securities and Exchange Commission on May 13, 2010.
10.C. Material Contracts

In addition to our financing agreements listed under Item 5, we have entered into the following material contracts since January 1, 2009:

•	Lease agreements relating to our facilities in Athens, Greece and San Francisco, California

•	Loan Agreement between Velti Software Products and Related Products and Services S.A. and Black Sea Trade and Development Bank dated August 31, 2010; and

•	Agreement and Plan of Reorganization by and among Velti plc, Vortex Acquisition Sub, Inc., Mobclix, Inc., and Richard Talley, as Stockholders' Agent, dated September 30, 2010.
10.D. Exchange Controls
None.
10.E. Taxation
 The following is a discussion of the material Republic of Ireland, Bailiwick of Jersey and U.S. federal income tax consequences of an investment in our ordinary shares based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This discussion does not address all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under state, local and other tax laws. This discussion does not constitute legal or tax advice and shareholders should consult their tax advisors with respect to the consequences of acquisition, ownership and disposition of our ordinary shares. Shareholders should be aware that tax rules and practice and their interpretation may change.
Jersey Taxation Consequences
Income Tax on Velti
Under the Income Tax (Jersey) Law 1961 (as amended), or the Jersey Income Tax Law, Velti will be regarded as either:

•
not resident in Jersey under Article 123(1) of the Jersey Income Tax Law provided that (and for so long as) it satisfies the conditions set out in that provision, in which case Velti will not (except as noted below) be liable to Jersey income tax; or

•
resident in Jersey under Article 123C of the Jersey Income Tax Law, in which case Velti (being neither a financial services company nor a specified utility company under the Jersey Income Tax Law at the date hereof) will (except as noted below) be subject to Jersey income tax at a rate of 0%.

If we derive any income from the ownership or disposal of land in Jersey, such income will be subject to tax in Jersey at the rate of 20%. It is not expected that we will derive any such income.
Holders of Ordinary Shares
We will be entitled to pay dividends to holders of our ordinary shares without any withholding or deduction for or on account of Jersey tax. Holders of our ordinary shares (other than residents of Jersey) will not be subject to any tax in Jersey with respect to the acquisition, ownership or other disposition of our ordinary shares.
Jersey Taxation - Goods and Services Tax
We are an “international services entity” for the purposes of the Goods and Services Tax (Jersey) Law 2007, or the GST Law.

Consequently, we are not required to:

•	register as a taxable person pursuant to the GST Law;

•	charge goods and services tax in Jersey with respect to any supply made by us; or

•	subject to limited exceptions that are not expected to apply to us, pay goods and services tax in Jersey with respect to any supply made to it.
Jersey Taxation - Stamp Duty
No stamp duty is payable in Jersey on the issue or transfer of our ordinary shares during the holder's lifetime.
Upon the death of one of our shareholders, a grant of probate or letters of administration will be required to transfer the ordinary shares of the deceased person, provided, however, that where the deceased person was domiciled outside of Jersey at the time of death, we may (at our discretion) dispense with this requirement where the value of the deceased's movable estate in Jersey does not exceed £10,000.
Upon the death of one of our shareholders, Jersey stamp duty will be payable on the registration in Jersey of a grant of probate or letters of administration, which will be required in order to transfer or otherwise deal with:

•
Where the deceased person was domiciled in Jersey at the time of death: the deceased person's personal estate wherever situated (including any Velti shares) if the net value of such personal estate exceeds £10,000; or

•
Where the deceased person was domiciled outside of Jersey at the time of death: the deceased person's personal estate situated in Jersey (including any Velti shares) if the net value of such personal estate exceeds £10,000.

The rate of stamp duty payable is:

•	Where the net value of the deceased person's relevant personal estate does not exceed £100,000: 0.5% of the net value of the deceased person's relevant personal estate; or

•
Where the net value of the deceased person's relevant personal estate exceeds £100,000: £500 for the first £100,000 plus 0.8% of the net value of the deceased person's relevant personal estate which exceeds £100,000.

In addition, application and other fees may be payable.
Republic of Ireland Taxation - Tax on Chargeable Gains
Liability to Irish tax on chargeable gains will depend on the individual circumstances of our shareholders.
Disposal of Our Shares by Irish-resident Velti Shareholders
A disposal of our ordinary shares by a Velti shareholder who is resident or ordinarily resident in the Republic of Ireland may, depending on individual circumstances (including the availability of exemptions), give rise to a chargeable gain or allowable loss for the purposes of the Irish taxation of chargeable gains.
It is expected that our share register will not be held in Ireland and, accordingly, individual shareholders who are resident or ordinarily resident in the Republic of Ireland, but not domiciled in the Republic of Ireland, will be liable to Irish chargeable gains tax only to the extent that the proceeds of the disposal of ordinary shares are remitted or deemed to be remitted to the Republic of Ireland.
Disposal of Our Shares by non-Irish-resident Shareholders
Shareholders who are not resident or, in the case of individuals, ordinarily resident for tax purposes in the Republic of Ireland will not be liable for Irish tax on chargeable gains realized on a subsequent disposal of their ordinary shares unless such ordinary shares (i) derive their value or greater part of their value directly or indirectly from land in the Republic of Ireland or minerals in the Republic of Ireland or any rights, interests or other assets in relation to mining or minerals or the searching for minerals or (ii) are used, held or acquired for the purposes of a trade, profession or vocation carried on in the Republic of Ireland through a branch or agency. Such shareholders may be subject to foreign taxation on any gain under local law.
A shareholder who is an individual and who is temporarily a non-resident of the Republic of Ireland at the time of the disposal may, under legislation aimed at curbing tax avoidance, still be liable to Irish taxation on any chargeable gain realized (subject to the availability of exemptions).

Republic of Ireland Taxation - Tax on Dividends
Receipt of Dividends from Velti
Dividend withholding tax. Dividends paid by us will generally be subject to Irish dividend withholding tax, or DWT, at the standard rate of income tax (currently 20%) unless a shareholder is within one of the categories of exempt shareholders referred to below. Where DWT applies, we will be responsible for withholding DWT at source. For DWT purposes, a dividend includes any distribution made by us to shareholders, including cash dividends, non-cash dividends and additional shares taken in lieu of a cash dividend.
DWT is not payable where an exemption applies provided that we have received all necessary documentation required by the relevant legislation from a Velti shareholder prior to payment of the dividend.
Certain categories of Irish resident shareholders are entitled to an exemption from DWT, including in general (but not limited to) Irish resident companies, qualifying employee share ownership trusts, charities and pension funds. Except in very limited circumstances, distributions by us to an Irish-resident shareholder who is an individual are not exempt from DWT.
Certain non-Irish resident shareholders (both individual and corporate) are also entitled to an exemption from DWT. In particular, a non-Irish resident shareholder is not subject to DWT on dividends received from us if the shareholder is:

•
an individual shareholder who by virtue of the laws of the relevant country is resident for tax purposes in either a member state of the EU (apart from the Republic of Ireland) or in a country with which the Republic of Ireland has a double tax treaty (including the U.S.), and the individual is neither resident nor ordinarily resident in the Republic of Ireland;

•
a corporate shareholder that is not resident for tax purposes in the Republic of Ireland and which is ultimately controlled, directly or indirectly, by persons who by virtue of the laws of the relevant country are resident in either a member state of the EU (apart from the Republic of Ireland) or in a country with which the Republic of Ireland has a double tax treaty (including the U.S.);

•
a corporate shareholder that is not resident for tax purposes in the Republic of Ireland nor ultimately controlled by persons so resident and which is resident for tax purposes in either a member state of the EU (apart from the Republic of Ireland) or a country with which the Republic of Ireland has a double tax treaty (including the U.S.);

•
a Velti shareholder that is not resident for tax purposes in the Republic of Ireland and whose principal class of shares (or those of its 75% parent) is substantially and regularly traded on a recognized stock exchange in: (i) the Republic of Ireland; (ii) a country with which the Republic of Ireland has a double tax treaty (including the U.S.); or (iii) an exchange approved by the Irish Minister for Finance; or

•
a corporate shareholder that is not resident for tax purposes in the Republic of Ireland and is wholly owned, directly or indirectly, by two or more companies the principal class of shares of each of which is substantially and regularly traded on a recognized stock exchange in (i) the Republic of Ireland; (ii) a country with which the Republic of Ireland has a double tax treaty (including the U.S.); or (iii) an exchange approved by the Irish Minister for Finance, and provided that, in all cases noted above, the shareholder has made the appropriate declaration to us prior to payment of the dividend.

Taxation on Dividends. An Irish resident or ordinarily resident individual shareholder will be subject to Irish income tax on the gross dividend at their marginal rate of tax plus the universal social charge and, in certain circumstances, PRSI (pay related social insurance). The gross dividend is the dividend received plus DWT withheld. Irish resident individual shareholders are generally entitled to credit for the DWT deducted against their income tax liability and to have refunded to them any amount by which DWT exceeds such income tax liability.
Irish resident corporate shareholders should generally be exempt from Irish tax on dividends received from us on the assumption that we are tax resident in Ireland. If an Irish resident corporate shareholder is a close company for tax purposes, however, it may, in certain circumstances, be liable to a 20% investment income surcharge with respect to dividends received from us.
Non-Irish resident shareholders are, unless entitled to exemption from DWT, liable to Irish income tax on dividends received from us. However, the DWT deducted by us discharges such liability to Irish income tax. Where a non-resident shareholder is entitled to exemption from DWT, then no Irish income tax arises and, where DWT has been deducted by us, a claim may be made for a refund of the DWT.

Republic of Ireland Taxation - Stamp Duty
No Irish stamp duty or capital duty should arise on the issue or transfer for cash of our ordinary shares provided such transactions do not relate to Irish stocks or securities of an Irish registered company.
U.S. Federal Income Tax Consequences
The following is a discussion of the material U.S. federal income tax consequences of the purchase, ownership and disposition of our ordinary shares. It does not address any U.S. federal estate and gift tax, state and local tax, or non-U.S. tax consequences. This discussion only applies to original purchasers of our ordinary shares who hold ordinary shares as capital assets for U.S. federal income tax purposes. It does not purport to discuss all aspects of U.S. federal income taxation which may be relevant to particular investors, such as:

•	banks and certain financial institutions;

•	insurance companies;

•	partnerships or entities classified as partnerships for U.S. federal income tax purposes or persons holding ordinary shares through such entities;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for securities holdings;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding our ordinary shares as part of a position in a straddle or as part of a hedging transaction or conversion transaction;

•	persons that enter into a constructive sale transaction with respect to our ordinary shares;

•	persons owning or treated as owning 10% or more of our voting shares; or

•	U.S. Holders (as described below) whose functional currency for U.S. federal income tax purposes is not the U.S. dollar.
This discussion is based upon the Internal Revenue Code of 1986, as amended, or the Code, its legislative history, existing and proposed U.S. Treasury regulations promulgated thereunder, published rulings by the U.S. Internal Revenue Service, or the IRS, and court decisions, all as currently in effect as of the date of this annual report. These authorities are subject to change, possibly on a retroactive basis. Shareholders should consult their tax advisors concerning the U.S. federal, state, local and non-U.S. tax consequences of purchasing, owning and disposing of our ordinary shares in their particular circumstances.
For purposes of this discussion, shareholders are a “U.S. Holder” if for U.S. federal income tax purposes, the shareholder is a beneficial owner of our ordinary shares who or which is:

•	an individual citizen or resident of the U.S.;

•	a corporation or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the U.S. or of any political subdivision of the U.S.;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•
a trust if a court within the U.S. is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust, or the trust elects under U.S. Treasury regulations to be treated as a U.S. person.

If a partnership holds our ordinary shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If a shareholder is a partner of a partnership holding our ordinary shares, such shareholder should consult their tax advisors.
U.S. Holders
Dividends. Subject to the “Status as a PFIC” discussion below, in the event a U.S. Holder receives a distribution, other than a pro rata distribution of our ordinary shares or rights with respect to our ordinary shares, the U.S. Holder will be required to include the gross amount of the distribution (including the amount of any non-U.S. taxes withheld therefrom) in gross income as a foreign source taxable dividend to the extent the distribution is paid from our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Dividends received by U.S. Holders that are corporations generally will not be eligible for a dividends received deduction. Subject to applicable limitations, dividends paid to a non-corporate U.S. Holder in taxable years beginning before January 1, 2011 will constitute “qualified dividend income” subject to tax at capital gains rates (generally 15%) provided that (i) the ordinary shares are readily tradable on an established securities market in the U.S. (ii) we are not a PFIC (as discussed below) with respect to such U.S. Holder, for either our taxable year in which the dividend was paid or the preceding taxable year and (iii) certain holding period and other requirements are met. We expect our ordinary shares will be readily tradable on an established securities market in the U.S. Non-corporate U.S. Holders should consult their tax advisors regarding the availability of the lower income tax rate for dividends paid with respect to our ordinary shares.
Distributions in excess of our current and accumulated earnings and profits, as determined in accordance with U.S. tax principles, will first be treated as a nontaxable return of capital to the extent of the U.S. Holder's basis in our ordinary shares and thereafter as gain from the sale or exchange of a capital asset. The character of such gain is described below under “Sales and Other Dispositions of our Ordinary Shares.”
As we do not calculate our earnings and profits in accordance with U.S. tax principles, the entire amount of any distributions will likely be reported to investors as taxable dividend distributions.
The amount of any distribution paid in pounds sterling will be equal to the U.S. dollar value of such pounds sterling on the date such distribution is received by such U.S. Holder, regardless of whether the payment is in fact converted into U.S. dollars at that time. Gain or loss, if any, realized on the sale or other disposition of such pounds sterling will be U.S. source ordinary income or loss, subject to certain exceptions and limitations. The amount of any distribution of property other than cash will be the fair market value of such property on the date of the distribution.
Any non-U.S. withholding taxes imposed on dividends paid to a U.S. Holder (at a rate applicable to U.S. Holders) shall generally be eligible for the foreign tax credit or as a deduction in computing such U.S. Holder's taxable income, subject to any applicable limitations. For foreign tax credit purposes, dividends distributed with respect to ordinary shares will generally constitute “passive category income,” but could, in the case of certain U.S. Holders, constitute “general category income.” If the dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will generally be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The rules relating to the determination of the U.S. foreign tax credit are complex and U.S. Holders should consult their tax advisors to determine whether and to what extent a credit would be available in their particular circumstances.
Sales and Other Dispositions of our Ordinary Shares. For U.S. federal income tax purposes, and subject to the “Status as a PFIC” discussion below, gain or loss recognized by a U.S. Holder on the sale or other disposition of our ordinary shares will be subject to U.S. federal income tax as capital gain or loss in an amount equal to the difference between that U.S. Holder's basis in our ordinary shares and the amount realized on the disposition. If the consideration a shareholder receives for the ordinary shares is not paid in U.S. dollars, the amount realized will be the U.S. dollar value of the payment received. A U.S. Holder's basis in our ordinary shares will generally equal the amount the U.S. Holder paid for such ordinary shares. Such capital gain or loss will be long-term capital gain or loss if the U.S. Holder has held our ordinary shares for more than one year at the time of the sale or exchange. The maximum rate of tax on long-term capital gain recognized before January 1, 2011 is generally reduced to 15% for taxpayers other than corporations. The deductibility of capital losses is subject to limitations. Generally, gain or loss recognized by a U.S. Holder will be treated as U.S. source gain or loss for U.S. foreign tax credit purposes. Shareholders should consult their tax advisors regarding the tax consequences if a foreign tax is imposed on gain on a disposition of our ordinary shares, including the availability of the foreign tax credit under their particular circumstances.
Status as a PFIC. Based on the projected composition of our income and valuation of our assets, we do not believe we were a PFIC in 2009 or will be in 2010, and we do not expect to become a PFIC in the foreseeable future, although there can be no assurance in this regard. A non-U.S. corporation is considered a PFIC for any taxable year if either:

•	at least 75% of the non-U.S. corporation's gross income is passive income; or

•
at least 50% of the average value of all the non-U.S. corporation's assets (based on an average of the quarterly values of the assets during a taxable year) produces or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, royalties and rents that are derived in the active conduct of a trade or business. If we own directly or indirectly at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation's assets and receiving our proportionate share of the other corporation's income.

In determining that we are not a PFIC, we are relying on our business projections for the current year and for future years. If our actual business results do not match our projections, we may become a PFIC. We must make a separate determination each year as to whether we are a PFIC and, as a result, our PFIC status may change. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition.
If we are a PFIC for any taxable year during which a shareholder holds ordinary shares, U.S. Holders will be subject to special tax rules with respect to any “excess distribution” that a shareholder receives and any gain they realize from a sale or other disposition (including a pledge) of our ordinary shares, unless such shareholder makes a mark-to-market election as discussed below. Any distribution a shareholder receives in a taxable year that is greater than 125% of the average annual distribution teh shareholder received during the shorter of the three preceding taxable years or their holding period for the ordinary shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over the shareholder's holding period for the ordinary shares;

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income; and

•
the amount allocated to each other year will be subject to income tax at the highest rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or excess distribution cannot be offset by any net operating loss, and gains (but not losses) realized on the transfer of the ordinary shares cannot be treated as capital gains, even if the shareholder holds the ordinary shares as capital assets. In addition, non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us in taxable years beginning prior to January 1, 2011, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.
If we are a PFIC for any taxable year during which the shareholder holds our ordinary shares and any of our non-U.S. subsidiaries is also a PFIC, a U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules.
Under newly enacted legislation, unless otherwise provided by the U.S. Treasury, each U.S. shareholder of a PFIC is required to file an annual report containing such information as the U.S. Treasury may require. Prior to such legislation, a U.S. shareholder of a PFIC was required to file U.S. Internal Revenue Service Form 8621 only for each taxable year in which such shareholder received distributions from the PFIC, recognized gain on a disposition of the PFIC stock, or made a “reportable election.” If we are or become a PFIC, each shareholder should consult their tax advisors regarding any reporting requirements that may apply to them. Shareholders should consult their own tax advisors regarding the tax consequences if the PFIC rules apply to any us or of our subsidiaries.
A U.S. Holder may avoid some of the adverse tax consequences of owning shares in a PFIC by making a “qualified electing fund” election. The availability of this election requires that we provide information to shareholders making the election. We do not intend to provide shareholders with the information shareholders would need to make or maintain a qualified electing fund election and shareholders will, therefore, not be able to make such an election with respect to their ordinary shares.
Alternatively, a U.S. Holder owning marketable stock in a PFIC may make a mark-to-market election for stock of a PFIC to elect out of the tax treatment discussed above. If shareholders make a valid mark-to-market election for the ordinary shares, the shareholder will include in income each year an amount equal to the excess, if any, of the fair market value of the ordinary shares as of the close of their taxable year over their adjusted basis in such ordinary shares. Shareholders are allowed a deduction for the excess, if any, of the adjusted basis of the ordinary shares over their fair market value as of the close of their taxable year. Deductions are allowable, however, only to the extent of any net mark-to-market gains on the ordinary shares included in their income for prior taxable years. Amounts included in their income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ordinary shares, as well as to any loss realized on the actual sale or disposition of the ordinary shares, to the extent the amount of such loss does not exceed the net mark-to-market gains previously included for such ordinary shares. A shareholder's basis in the ordinary shares will be adjusted to reflect any such income or loss amounts. If a shareholder makes a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless ordinary shares are no longer regularly traded on The NASDAQ Global Select Market or the IRS consents to the revocation of the election.
The mark-to-market election is available only for stock which is regularly traded on (i) a national securities exchange that is registered with the SEC, (ii) The NASDAQ Global Select Market, or (iii) an exchange or market that the U.S. Secretary of the

Treasury determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. We expect that, the mark-to-market election would be available to shareholders regardless of whether or not we are considered a PFIC.
Although we do not believe we were a PFIC in 2010 or 2009, and we do not expect to become a PFIC in the foreseeable future, there can be no assurance in this regard. Shareholders are urged to consult their tax advisers concerning the U.S. federal income tax consequences of holding ordinary shares if we are considered a PFIC in any taxable year.
New Legislation. Newly enacted legislation requires certain U.S. Holders who are individuals, estates, or trusts to pay a 3.8% tax on, among other things, dividends and capital gains from the sale or other disposition of shares of common stock for taxable years beginning after December 31, 2012. In addition, for taxable years beginning after March 18, 2010, new legislation requires certain U.S. Holders who are individuals to report information relating to an interest in our ordinary shares, subject to certain exceptions. U.S Holders are urged to consult their tax advisers regarding the effect, if any, of new U.S. federal income tax legislation on their ownership and disposition of our ordinary shares.
Non-U.S. Holders
Generally, shareholders will not be subject to U.S. federal income tax or withholding on dividends received from us with respect to our ordinary shares unless the dividends are effectively connected with their conduct of a trade or business in the U.S. and, if an applicable income tax treaty so requires as a condition for shareholders to be subject to U.S. federal income tax on a net basis with respect to such income, the dividends are attributable to a permanent establishment that shareholders maintain in the U.S. In such cases, shareholders will generally be taxed in the same manner as a U.S. Holder.
Generally, shareholders will not be subject to U.S. federal income tax or withholding on any gain realized on the sale or other disposition of our ordinary shares unless:

•
the gain is effectively connected with their conduct of a trade or business in the U.S. and, if an applicable income tax treaty so requires as a condition for shareholders to be subject to U.S. federal income tax on a net basis with respect to such income, the gain is attributable to a permanent establishment that shareholders maintain in the U.S.; or

•
the shareholder is an individual present in the U.S. for at least 183 days in the taxable year of sale or disposition and either their gain is attributable to an office or other fixed place of business that the shareholder maintains in the U.S. or the shareholder has a tax home in the U.S.

If the shareholder is a corporate non-U.S. Holder, their earnings and profits attributable to the effectively connected gain may be subject to an additional branch profits tax at a rate of 30% or a lower rate if the shareholder is eligible for the benefits of an applicable tax treaty.
Backup Withholding and Information Reporting
Payment of dividends and proceeds from the sale or other disposition of our ordinary shares that are made to shareholders in the U.S. (and in certain cases, outside the U.S.) will generally be subject to information reporting to the IRS, unless shareholders are an exempt recipient. In addition, a backup withholding tax generally will apply to those payments unless the beneficial owner provides an accurate taxpayer identification number and complies with certification procedures or otherwise establishes an exemption from backup withholding.
Any amount withheld under the backup withholding rules may be credited against a U.S. Holder's U.S. federal income tax liability, if any, or a holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS.
10.F. Dividends and paying agents
 Not applicable.
10.G. Statement by Experts
 Not applicable.

10.H. Document on Display
Any statement in this Annual Report about any of our contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to this Annual Report or is incorporated by reference, the contract or document is deemed to modify our description. Shareholders must review the exhibits themselves for a complete description of the contract or document.
Shareholders may review a copy of our filings with the SEC, including exhibits and schedules filed with this Annual Report, at the SEC's public reference facilities at 100 F Street, N.E., Washington, D.C. 20549. You may also request copies of these documents upon payment of a duplicating fee by writing to the SEC. For further information on the public reference facility, please call the SEC at 1-800-SEC-0330. Our SEC filings, including the registration statement, are also available to shareholders on the SEC's website at http://www.sec.gov.
Shareholders may read and copy any reports, statements or other information that we file with the SEC at the addresses indicated above and shareholders may also access some of them electronically at the website set forth above. These SEC filings are also available to the public from commercial document retrieval services.
Shareholders may access other information about Velti on our website at http://www.velti.com.
10.I. Subsidiary Information
 No disclosure required.
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We are exposed to several financial risks, including, among others, market risk (change in exchange rates, changes in interest rates, market prices, etc.), credit risk and liquidity risk. Our principal liabilities mainly consist of bank loans and trade payables. The main purpose of these liabilities is to provide the necessary funding for our operations. We have various financial assets such as trade receivables and cash and cash equivalents. Our cash and cash equivalent instruments are managed such that there is no significant concentration of credit risk in any one bank or other financial institution. Management monitors closely the credit quality of the financial institutions with which we hold deposits.
Our financing facilities are monitored against working capital and capital expenditure requirements on a rolling 12-month basis and timely action is taken to have the necessary level of available credit lines. Our policy is to diversify funding sources. Management aims to maintain an appropriate capital structure that ensures liquidity and long-term solvency.
Foreign Currency Risk
Our reporting currency is the U.S. dollar. As a result of investments in entities that have denominated currency other than the U.S. dollar, we face foreign exchange translation risk and our results can be affected by movements in the euro versus the U.S. dollar, British pound sterling versus the U.S. dollar, as well as other currencies. We do not believe that we currently have any significant direct foreign exchange risk and have not hedged exposures denominated in foreign currencies or any other derivative financial instruments. As of December 31, 2010, we had operations in Europe, including Greece, the U.K., Bulgaria and the Ukraine, the U.S. and joint ventures or equity investments in China and India. Our reporting currency is the U.S. dollar, although the functional currency of our subsidiaries include the U.S. dollar, euro, Russian ruble, Bulgarian lev, Ukrainian hyrvnia, Indian rupee and Chinese yuan. Personnel and facilities-related expenses are incurred in local currencies, although substantially all of our other expenses are incurred in the U.S. dollar or euro. As a result of investments in entities that have denominated currency other than the U.S. dollar, we face foreign exchange translation risk and our results can be affected by movements in the euro versus the U.S. dollar, British pound sterling versus the U.S. dollar, as well as other currencies against the U.S. dollar or the euro. Therefore, our operating results may become subject to significant fluctuations based upon changes in foreign currency exchange rates of certain currencies relative to the U.S. dollar or the euro, and foreign currency exchange rate fluctuations may adversely affect our financial results in the future.
In 2009, approximately 75% of our revenue was payable in euros. This concentration has increased slightly during 2010 to approximately 77% as of December 31, 2010. However, we expect euros to continue to comprise a smaller percentage of our revenues by the end of 2011 as we continue to increase sales to customers in geographies outside of Europe, with revenue payable in U.S. dollars or other currencies, as well as increase the number of contracts with European customers with revenue payable in U.S. dollars. As a majority of our costs and expenses are incurred in euros, any devaluation of the euro will negatively impact revenue but positively impact costs and expenses, as reported in U.S. dollars. Any decline in the value of the dollar compared to the euro will positively impact revenue and negatively impact costs and expenses, as reported in U.S. dollars.

We currently do not plan to enter into any hedging arrangements, such as forward exchange contracts and foreign currency option contracts, to reduce the effect of our foreign exchange risk exposure. If we decided to enter into any such hedging activities in the future, we cannot assure shareholders that we would be able to effectively manage our foreign exchange risk exposure. As exchange rates in these currencies vary, our revenue and operating results, when translated, may be materially and adversely impacted.
Interest Rate Risk
We are exposed to interest rate risk related to the interest income generated by excess cash invested in liquid investments with original maturities of three months or less. Such interest-earning instruments carry a degree of interest rate risk. We have not used any derivative financial instruments to manage our interest risk exposure. We have not been exposed to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates. We are also subject to market risks due to fluctuations in interest rates on our debt. Increases in interest rates will increase the cost of borrowing and our interest expense. Accordingly, fluctuations in interest rates can lead to significant fluctuations in the fair value of these debt instruments.
Our financial obligations are primarily denominated in euros and interest expense is generally calculated based on floating interest rates that are linked to Euribor. Based on our outstanding financial obligations as of December 31, 2010, a potential movement in Euribor by +/- 1% would result in an immaterial incremental interest charge. Our accounts receivable and payable are non-interest bearing. Had the current interest rates been increased or decreased by 1% and all the other variables remained constant, our profits for the year ended December 31, 2009 would have decreased or increased by approximately $160,000 and our loss for the year ended December 31, 2010 would have decreased or increased by approximately $670,000.
Credit Risk
We do not have significant concentrations of credit risk relating to our trade receivables and cash investments, and we review the creditworthiness of our customers in connection with our contracting activities. The majority of our credit risk as of December 31, 2010 is attributable to trade receivables and accrued contract receivables amounting to $72.7 million in total. Trade receivables and accrued contract receivables are typically unsecured and are derived from revenue earned from customers. Credit risk is managed through credit approvals, establishing credit limits and continuously monitoring the creditworthiness of customers to which the company grants credit terms in the normal course of business. It is our policy that all customers who wish to transact on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis and historically our exposure to bad debts has been minimal. Credit risk from cash balances is considered low. We restrict cash transactions to high credit quality financial institutions.
Liquidity Risk
Our financing requirements have significantly increased due to the expansion of our business, which has in the past been funded primarily through proceeds received from public offerings of our ordinary shares on AIM and debt financings. Nevertheless, we monitor our risk to a shortage of funds using a recurring cash flow planning model. Our objective is to maintain a balance between continuity of funding and flexibility through the availability of bank credit lines and the generation of positive operating cash flows.
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
12.A. Debt Securities
 Not applicable.
12.B. Warrants and Rights
 Not applicable.
12.C. Other Securities
 Not applicable.
12.D. American Depository Shares
 Not applicable.

PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
 Not applicable.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Our registration statement originally filed with the SEC on May 13, 2010 (file number 333-166793) was declared effective on January 27, 2011. The offering commenced and was completed on January 28, 2011. The lead underwriter was Jeffries & Co. We registered and sold 12,518,008 ordinary shares, of which we sold 11,092,300 of our ordinary shares, and the selling shareholders sold an additional 1,425,708 ordinary share, plus an additional 1,877,700 ordinary shares for the underwriters over allotment which was exercised on January 31, 2011, of which we sold an additional 1,407,700 ordinary shares and the selling shareholders sold an additional 470,000 ordinary shares. Details of the ordinary shares registered and sold and the proceeds:

	Shares Registered and Sold	Offering Price	Gross Proceeds	Proceeds, net of underwriter discounts and commissions
Velti plc	12,500,000	$12.00	$150,000,000	$139,500,000
Other selling shareholders	1,895,708		22,748,496	21,156,101
Total	14,395,708		$172,748,496	$160,656,101

A statement of the expenses incurred by us in connection with the issuance and distribution of our ordinary shares in connection with this offering through March 31, 2011:

Amount
Underwriter discounts and commissions	$10,500,000
SEC registration fee	19,200
FINRA filing fee	20,500
The NASDAQ Global Select Market listing fee	187,500
Legal fees and expenses	2,341,544
Accounting fees and expenses	1,269,834
Printing fees	634,102
Other fees and expenses	30,428
Total expenses	$15,003,108

Net offering proceeds received by us after deducting the above expenses were approximately $135.0 million. From the effective date of the offering through March 31, 2011 we have utilized the net offering proceeds as follows:

Amount
Repayment of debt	$51,100,000
Mobclix deferred consideration(1)	8,500,000
Working capital	23,000,000
Cash and cash equivalents	52,396,892

(1) On September 30, 2010, we acquired Mobclix, Inc. In connection with the acquisition, we paid deferred consideration of $8.5 million in March, 2011. For further information concerning our Mobclix acquisition see Note 7 in the notes to the consolidated financial statements attached to this annual report.
We intend to use the remaining net proceeds for general corporate purposes and working capital including funding our strategic plan for global expansion and making further investments in our technology solutions, including our recently introduced Velti mGage platform. We may also use a portion of the net proceeds from the offering to acquire other businesses, products or technologies. We do not, however, have commitments for any specific acquisitions at this time.

The foregoing represents our current intentions with respect to the use and allocation of the net proceeds from the offering based upon our present plans and business conditions, but our management has significant flexibility and discretion in applying the net proceeds. The occurrence of unforeseen events or changed business conditions could result in the application of the net proceeds from the offering in a manner other than as described above. Pending our use of the net proceeds as described above, we are in the process of evaluating our short-term investment options for the cash and cash equivalents, evaluating the need to earn an appropriate yield on these funds without risking our principle balance.
ITEM 15. CONTROLS AND PROCEDURES
Evaluation of Disclosure Controls and Procedures
Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file under the Exchange Act is accumulated and communicated to our management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.
The Group's management, under the supervision and with the participation of the Group's Chief Executive Officer and Chief Financial (and principal accounting) Officer, carried out an evaluation of the effectiveness of the design and operation of the Group's disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the Exchange Act) as of December 31, 2010.  As previously disclosed in this Annual Report, we have previously determined that we have inadequate controls related to our period end financial statement close process resulting from controls over the use of spreadsheets and controls over analysis of significant estimates and have determined that we have unremediated material weaknesses resulting from these processes. As a result, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are not effective at a reasonable level of assurance, as of December 31, 2010. Notwithstanding the continuation of these material weaknesses, however, our management has concluded that our consolidated financial statements for the periods covered by and included in this annual report on Form 20-F are fairly stated in all material respects in accordance with U.S. GAAP for each of the periods presented herein..
Internal Control over Financial Reporting
This annual report does not include a report of management's assessment regarding internal control over financial reporting or an attestation report of the company's registered public accounting firm due to a transition period established by the rules of the Securities and Exchange Commission for newly public companies.
Changes in Internal Control over Financial Reporting
As previously disclosed in connection with the material weaknesses referenced above, we began implementing a number of measures to strengthen our internal controls over financial reporting. Management has implemented, or continued to implement, the following measures during 2010.
We have taken steps to remediate our other material weaknesses as follows:

•
we continue to recruit and hire additional accounting staff with technical expertise to ensure the proper application of accounting principles generally accepted in the United States, or U.S. GAAP, in the area of revenue recognition, and expect to continue to expand our finance and administrative staff globally and to enhance our enterprise resource planning systems;

•
we are implementing revised policies and procedures and enhancing our review of complex revenue transactions to ensure consistent application of U.S. GAAP and enhanced internal control over financial reporting;

•	we are implementing new cash management and treasury processes and procedures;

•	we are increasing the level of review of journal entries and tightening controls over our approval processes; and

•
we are increasing the level of preparation and review of our financial statements, and in connection therewith, we are implementing additional control procedures as part of our quarter and year-end close processes as well as adding resources in connection with our review of key financial estimates, including accounts receivable, allowance for doubtful accounts, share-based compensation expense, indebtedness and treasury processes and tax estimates.

In addition, we have revised our administrative procedures relating to our equity awards granting practices.

ITEM 16. RESERVED
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
 David Hobley serves as the chairman of the Audit Committee, and the board of directors has determined that he qualifies as an “audit committee financial expert” as that term is defined in the rules and regulations established by the SEC.
ITEM 16B. CODE OF ETHICS
 We have adopted a written code of business conduct and ethics, which outlines the principles of legal and ethical business conduct under which we do business. The code is applicable to all of our directors, officers and employees. A copy of our code of business conduct and ethics is available on our corporate website at www.velti.com. We do not incorporate the information on our website into this annual report and shareholders should not consider any such information that can be accessed through our website as part of this annual report. Any substantive amendment or waiver of the code relating to executive officers or directors will be made only after approval by a committee consists of a majority of our independent directors.
ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES
The Company has engaged Baker Tilly Virchow Krause, LLP, as its independent registered public accounting firm.  The following table shows the aggregated fees billed by our principal accountant during the years ended December 31, 2010 and 2009:

	December 31,
	2010	2009
Audit Fees (a)	$613,903	$532,204
Audit Related Fees (b)	850,774	—
Tax Fees (c)	—	—
All Other Fees (d)	—	—
Total	$1,464,677	$532,204

(a)	Audit fees consist of fees billed for professional services rendered during the fiscal year.

(b)
Audit related fees consisted of additional assurance services performed during 2010 by Baker Tilly Virchow Krause, LLP related to the filing of our registration statement on Form F-1 originally filed with the SEC on May 13, 2010.

(c)	Tax Fees - No such fees billed during 2010 or 2009.

(d)	All Other Fees - No such fees billed during 2010 or 2009.
 The Company's Audit Committee approved the engagement of Baker Tilly Virchow Krause, LLP based on pre-approval policies and procedures which did not delegate either the Audit Committee or Board's responsibilities to management.  The policies and procedures include approval of a fee estimate, discussion of the key accounting policies of the Company, review of the auditor's professional qualifications and agreement on application of U.S. GAAP.
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
None.
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY VELTI PLC/AFFILIATED PURCHASERS
Not applicable.
ITEM 16.F. CHANGE IN REGISTRANT CERTIFYING ACCOUNTANT
There has been no change in certifying accountant.
ITEM 16. G. CORPORATE GOVERNANCE
We are subject to a variety of corporate governance guidelines and requirements enacted by the NASDAQ Stock Market, Inc. and by the U.S. Securities and Exchange Commission under its rules and those mandated by the United States Sarbanes Oxley Act of 2002, as well as pursuant to Companies (Jersey) Law 1991, as amended and the rules and regulations of the Jersey Financial Services Commission. We believe that we meet corporate governance legal requirements in the United States and Jersey. We are listed on the NASDAQ Global Select Market and we meet all of the corporate governance requirements established by NASDAQ, even those corporate governance requirements to which we would be subject if we were a U.S. corporation, and that are not required of us as a foreign private issuer.
In connection with our listing on NASDAQ, we made certain representations to NASDAQ confirming our compliance with NASDAQ's corporate governance listing standards.
In addition, while we remain listed on AIM, the Combined Code on Corporate Governance, or Combined Code, is the key source of corporate governance recommendations for fully-listed companies in the U.K. but it does not apply to companies whose shares are admitted for trading on AIM. However, as is common practice with many AIM listed companies, we recognize the importance of the Combined Code and aim to comply with the main provisions of the Combined Code insofar as is practicable and appropriate for a company of our size and nature.
The Combined Code consists of principles of good governance, most of which have their own set of more detailed provisions which, in most cases, amplify the principles. The principles deal with the following areas: directors, directors' remuneration, accountability and audit, relations with shareholders and institutional investors. A copy of the Combined Code is available from the website of the Financial Reporting Council at http://www.frc.org.uk/corporate/combinedcode.cfm. We do not incorporate the information available on the website of the Financial Reporting Council into this annual report and shareholders should not consider any such information on, or that can be accessed through, such website as part of this annual report.
PART III
ITEM 17. FINANCIAL STATEMENTS
Not applicable, see Item 18.
ITEM 18. FINANCIAL STATEMENTS
The financial statements as required under Item No. 18 are attached hereto and found immediately following the text of this annual report.  The audit report of Baker Tilly Virchow Krause, LLP, Independent Registered Public Accounting Firm, is included herein immediately preceding the audited financial statements.

ITEM 19.   EXHIBITS

Exhibit Number		Description
1.1	**	Memorandum and Articles of Association
4.1	**	JV/NCA Company Share Incentive Plan
4.2	**	2009 U.S. Employee Share Incentive Plan
4.3	**	2009 U.S. Non-Employee Share Incentive Plan
4.4	**
Series A Preferred Share and Note Purchase Agreement among Ydon Holdings Ltd. and the persons listed as "Founders" on the signature pages to the Purchase Agreement dated April 22, 2008, as amended March 2, 2010

4.5	**	Joint Venture and Shareholders' Agreement between Firefly e-Ventures Ltd., a division of HT Media, and Velti plc dated November 22, 2008
4.6	**	Amendment and Restatement Deed dated October 14, 2009 between Thor Luxembourg S.a.r.l. and Velti plc, amending and restating the Thor Credit Facilities Agreement dated June 26, 2009
4.7	**	English translation of Real Estate Lease relating to the first floor of 44 Kifisias Avenue and Gravias Street, Granikou Street and Fragoklisias Street, Athens, Greece
4.8	**	English translation of Assignment of Sub-Lease relating to the second floor of 44 Kifisias Avenue and Gravias Street, Granikou Street and Fragoklisias Street, Athens, Greece
4.9	**	English translation of Real Estate Lease relating to the first floor of 42 Kifisias Avenue and Fragoklisias Street, Athens, Greece
4.1	**	Lease Agreement relating to San Francisco, California facility, as amended
4.11	**	Form of Indemnity Agreement between Velti plc and its officers, directors and key employees
4.12	**	Form of Service Agreement between Velti plc and each of Alex Moukas, Chris Kaskavelis and Menelaos Scouloudis
4.13	**	Form of Letter of Appointment between Velti plc and its non-executive directors: David W. Mann, Jerry Goldstein, David C. Hobley and Nicholas P. Negroponte
4.14	**	Offer Letter dated August 19, 2009 between Velti plc and Wilson W. Cheung
4.15	**	Offer Letter dated August 2, 2010 between Velti plc and Sally J. Rau
4.16	**	Loan Agreement between Velti Software Products and Related Products and Services S.A. and Black Sea Trade and Development Bank dated August 31, 2010
4.17	**	Term Facility Agreement and Letter of Extension dated June 30, 2010 to Amendment and Restatement Deed between Thor Luxembourg S.a.r.l. and Velti plc.
4.18	**	Letter of Extension dated December 21, 2010 to Amendment and Restatement Deed between Thor Luxembourg S.a.r.l. and Velti plc
8.1	**	List of Subsidiaries
11.1		Code of Business Conduct and Ethics
12.1		Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2		Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1		Certification of Chief Executive Officer pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2		Certification of Chief Financial Officer pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1		GAAP to IFRS Reconciliation for the years ended December 31, 2010, 2009 and 2008
______________________________________________________________________________________________________
** Incorporated by reference to our registration statement on Form F-1 (registration number 333-166793).

Signatures
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VELTI PLC
By:	/s/ ALEX MOUKAS
Name:	Alex Moukas
Title:	Chief Executive Officer

VELTI PLC
By:	/s/ WILSON W. CHEUNG
Name:	Wilson W. Cheung
Title:	Chief Financial Officer

Date: April 11, 2011

Exhibit Index

Exhibit Number		Description
1.1	**	Memorandum and Articles of Association
4.1	**	JV/NCA Company Share Incentive Plan
4.2	**	2009 U.S. Employee Share Incentive Plan
4.3	**	2009 U.S. Non-Employee Share Incentive Plan
4.4	**
Series A Preferred Share and Note Purchase Agreement among Ydon Holdings Ltd. and the persons listed as "Founders" on the signature pages to the Purchase Agreement dated April 22, 2008, as amended March 2, 2010

4.5	**	Joint Venture and Shareholders' Agreement between Firefly e-Ventures Ltd., a division of HT Media, and Velti plc dated November 22, 2008
4.6	**	Amendment and Restatement Deed dated October 14, 2009 between Thor Luxembourg S.a.r.l. and Velti plc, amending and restating the Thor Credit Facilities Agreement dated June 26, 2009
4.7	**	English translation of Real Estate Lease relating to the first floor of 44 Kifisias Avenue and Gravias Street, Granikou Street and Fragoklisias Street, Athens, Greece
4.8	**	English translation of Assignment of Sub-Lease relating to the second floor of 44 Kifisias Avenue and Gravias Street, Granikou Street and Fragoklisias Street, Athens, Greece
4.9	**	English translation of Real Estate Lease relating to the first floor of 42 Kifisias Avenue and Fragoklisias Street, Athens, Greece
4.10	**	Lease Agreement relating to San Francisco, California facility, as amended
4.11	**	Form of Indemnity Agreement between Velti plc and its officers, directors and key employees
4.12	**	Form of Service Agreement between Velti plc and each of Alex Moukas, Chris Kaskavelis and Menelaos Scouloudis
4.13	**	Form of Letter of Appointment between Velti plc and its non-executive directors: David W. Mann, Jerry Goldstein, David C. Hobley and Nicholas P. Negroponte
4.14	**	Offer Letter dated August 19, 2009 between Velti plc and Wilson W. Cheung
4.15	**	Offer Letter dated August 2, 2010 between Velti plc and Sally J. Rau
4.16	**	Loan Agreement between Velti Software Products and Related Products and Services S.A. and Black Sea Trade and Development Bank dated August 31, 2010
4.17	**	Term Facility Agreement and Letter of Extension dated June 30, 2010 to Amendment and Restatement Deed between Thor Luxembourg S.a.r.l. and Velti plc.
4.18	**	Letter of Extension dated December 21, 2010 to Amendment and Restatement Deed between Thor Luxembourg S.a.r.l. and Velti plc
8.1	**	List of Subsidiaries
11.1		Code of Business Conduct and Ethics
12.1		Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2		Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1		Certification of Chief Executive Officer pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2		Certification of Chief Financial Officer pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1		GAAP to IFRS Reconciliation for the years ended December 31, 2010, 2009 and 2008
______________________________________________________________________________________________________
** Incorporated by reference from our F-1 dated January 27, 2011.

Report of Independent Registered Public Accounting Firm
Board of Directors and Shareholders of Velti plc
We have audited the accompanying consolidated balance sheets of Velti plc and subsidiaries (the "Group") as of December 31, 2010 and 2009, and the related consolidated statements of operations, shareholders' equity and comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2010. Our audits also included the financial statement schedule listed in the Index at Item 19. These consolidated financial statements and financial statement schedule are the responsibility of the Group's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements and financial statement schedule are free of material misstatement. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Velti plc and its subsidiaries as of December 31, 2010 and 2009, and the results of their operations and cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related financial statements.

/s/ Baker Tilly Virchow Krause, LLP
Minneapolis, Minnesota
April 11, 2011

Velti plc
Consolidated Balance Sheets
(in thousands, except share and per share amounts)

	December 31,
	2010	2009
ASSETS
Current assets:
Cash and cash equivalents	$17,354	$19,655
Trade receivables (including related party receivables of $3.7 million and $424,000 as of December 31, 2010 and 2009, respectively), net of allowance for doubtful accounts	39,114	32,505
Accrued contract receivables	33,588	15,342
Prepayments	9,533	2,775
Other receivables and current assets (including related party receivables of $731,000 and $1.3 million as of December 31, 2010 and 2009, respectively)	28,307	5,231
Total current assets	127,896	75,508
Non-current assets:
Property and equipment, net	3,253	3,342
Intangible assets, net	45,650	34,412
Equity investments	2,328	3,254
Goodwill	18,451	3,874
Other assets	11,590	1,668
Total non-current assets	81,272	46,550
Total assets	$209,168	$122,058
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	$32,514	$28,247
Accrued liabilities	27,515	1,649
Deferred revenue and current portion of deferred government grant	2,849	1,565
Current portion of acquisition related liabilities	8,529	—
Current portion of long-term debt and short-term financings (including related party debt of $500,000 and $0 as of December 31, 2010 and 2009, respectively)	50,430	21,200
Income tax liabilities	9,875	—
Total current liabilities	131,712	52,661
Non-current liabilities:
Long-term debt (including related party debt of $0 and $500,000 as of December 31, 20010 and 2009, respectively)	19,685	17,661
Deferred government grant - non-current	4,335	2,651
Retirement benefit obligations	447	346
Acquisition related liabilities - non-current	10,915	—
Other non-current liabilities	5,805	1,803
Total liabilities	172,899	75,122
Commitments and contingencies (See Note 15)
Shareholders' equity:
Share capital, nominal value £0.05, 100,000,000 ordinary shares authorized; 38,341,760 and 37,530,261 shares issued and outstanding as of December 31, 2010 and 2009, respectively	3,397	3,339
Additional paid-in capital	50,415	42,885
Accumulated deficit	(19,358)	(3,689)
Accumulated other comprehensive income	1,639	4,315
Total Velti shareholders' equity	36,093	46,850
Non-controlling interests	176	86
Total equity	36,269	46,936
Total liabilities and shareholders' equity	$209,168	$122,058

The accompanying notes are an integral part of these consolidated financial statements.

Velti plc
Consolidated Statements of Operations
(in thousands, except per share amounts)

	Year Ended December 31,
	2010	2009	2008
Revenue:
Software as a service (SaaS) revenue	$77,202	$30,965	$40,926
License and software revenue	26,586	45,811	14,638
Managed services revenue	12,481	13,189	6,468
Total revenue	116,269	89,965	62,032
Cost and expenses:
Third-party costs	36,658	27,620	32,860
Datacenter and direct project costs	6,312	4,908	8,660
General and administrative expenses	22,484	17,387	6,660
Sales and marketing expenses	23,049	15,919	8,245
Research and development expenses	7,840	3,484	1,884
Acquisition related charges	5,364	—	—
Depreciation and amortization	12,131	9,394	4,231
Total cost and expenses	113,838	78,712	62,540
Income (loss) from operations	2,431	11,253	(508)
Interest income	130	50	149
Interest expense	(8,199)	(2,420)	(1,304)
Gain (loss) from foreign currency transactions	(1,726)	14	(1,665)
Other expenses	—	—	(495)
Income (loss) before income taxes, equity method investments and non-controlling interest	(7,364)	8,897	(3,823)
Income tax (expense) benefit	(3,771)	(410)	26
Loss from equity method investments	(4,615)	(2,223)	(2,456)
Net income (loss)	(15,750)	6,264	(6,253)
Net loss attributable to non-controlling interest	(81)	(191)	(123)
Net income (loss) attributable to Velti	$(15,669)	$6,455	$(6,130)
Net income (loss) attributable to Velti per share:
Basic	$(0.41)	$0.18	$(0.18)
Diluted	$(0.41)	$0.17	$(0.18)
Weighted average number of shares outstanding for use in computing per share amounts:
Basic	37,933	35,367	33,478
Diluted	37,933	37,627	33,478

The accompanying notes are an integral part of these consolidated financial statements.

Velti plc
Consolidated Statements of Shareholders' Equity and Comprehensive Income (Loss)
(in thousands, except share amounts)

	Velti Shareholders' Equity
	Share Capital
	Number of Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Velti Shareholders' Equity	Non- controlling Interests	Total
Balance as of January 1, 2008	32,774,138	$2,948	$31,641	$(4,014)	$3,186	$33,761	$374	$34,135
Components of comprehensive loss:
Net loss	—	—	—	(6,130)	—	(6,130)	(123)	(6,253)
Foreign currency translation adjustments	—	—	—	—	(439)	(439)	88	(351)
Total comprehensive loss						$(6,569)	$(35)	$(6,604)
Shares issued to non-executive directors as remuneration in exchange for services	70,567	21	234	—	—	255	—	255
Issuance of shares in connection with the acquisition of M-Telecom Ltd. in 2007	195,658	6	543	—	—	549	—	549
Shares issued upon vesting of the 2006 deferred share awards	692,860	68	—	—	—	68	—	68
Share-based compensation			1,776	—	—	1,776	—	1,776
Balance as of December 31, 2008	33,733,223	3,043	34,194	(10,144)	2,747	29,840	339	30,179
Components of comprehensive income:
Net income	—	—	—	6,455	—	6,455	(191)	6,264
Foreign currency translation adjustments	—	—	—	—	1,568	1,568	(62)	1,506
Total comprehensive income						$8,023	$(253)	$7,770
Shares issued to non-executive directors as remuneration in exchange for services	72,013	21	137	—	—	158	—	158
Shares issued upon vesting of the 2007 deferred share awards	533,400	41	—	—	—	41	—	41
Issuance of shares in connection with the acquisition of M-Telecom Ltd. in 2007	496,625	41	1,079	—	—	1,120	—	1,120
Issuance of shares in connection with certain debt financing	875,000	60	2,193	—	—	2,253	—	2,253
Issuance of share capital in a private offering of securities to institutional investors, net of issuance costs	1,820,000	133	4,148	—	—	4,281	—	4,281
Share-based compensation			1,134	—	—	1,134	—	1,134
Balance as of December 31, 2009	37,530,261	3,339	42,885	(3,689)	4,315	46,850	86	46,936
Components of comprehensive loss:
Net loss	—	—	—	(15,669)	—	(15,669)	(81)	(15,750)
Foreign currency translation adjustments	—	—	—	—	(2,676)	(2,676)	(24)	(2,700)
Total comprehensive loss						$(18,345)	$(105)	$(18,450)
Issuance of shares upon tender of non-controlling interest in Velti North America, Inc.	20,000	2	(197)	—	—	(195)	195	—
Shares issued upon vesting of deferred share awards	636,284	43	—	—	—	43	—	43
Issuance of shares in connection with the acquisition of Mobclix	150,220	12	1,442	—	—	1,454	—	1,454
Shares issued upon option exercise	4,995	1	13	—	—	14		14
Share-based compensation	—	—	6,272	—	—	6,272	—	6,272
Balance as of December 31, 2010	38,341,760	$3,397	$50,415	$(19,358)	$1,639	$36,093	$176	$36,269

The accompanying notes are an integral part of these consolidated financial statements.

Velti plc
Consolidated Statements of Cash Flows
(in thousands)

	Year Ended December 31,
	2010	2009	2008

Cash flows from operating activities:
Net income (loss)	$(15,750)	$6,264	$(6,253)
Adjustments to reconcile net income (loss) to net cash generated from (used in) operating activities:
Depreciation and amortization	12,131	9,394	4,231
Change in fair value of contingent consideration	4,481	—	—
Non-cash interest expense	1,576	—	—
Share-based compensation	6,272	1,292	2,031
Retirement benefit obligations	114	85	53
Deferred income taxes	21	258	(155)
Undistributed loss of equity method investments	4,625	274	569
Gain on sale of equity method investments	(175)	—	—
Foreign currency transactions (gain) loss	1,726	(14)	1,665
Change in operating assets and liabilities:
Trade receivables	(6,032)	(21,022)	(2,732)
Accrued contract receivables	(19,394)	(6,782)	(2,263)
Prepayments and other current assets	(25,701)	(1,106)	(4,762)
Other assets	(3,067)	(1,172)	(34)
Accounts payable and other accrued liabilities	27,215	9,369	9,004
Deferred revenue and government grant income	2,088	(117)	2,373
Net cash generated from (used in) operating activities	(9,870)	(3,277)	3,727
Cash flow from investing activities:
Purchase of property and equipment	(1,063)	(601)	(1,809)
Investments in software development and purchased software	(20,641)	(19,391)	(15,069)
Investment in subsidiaries and equity method investments, net of cash acquired	(2,302)	(919)	(3,777)
Proceeds from sale of equity method investments	272	—	—
Net cash used in investing activities	(23,734)	(20,911)	(20,655)
Cash flow from financing activities:
Net proceeds from issuance of ordinary shares	58	4,322	68
Proceeds from borrowings and debt financing	46,166	33,668	24,883
Repayment of borrowings	(14,038)	(9,974)	(9,967)
Net cash generated from financing activities	32,186	28,016	14,984
Effect of change in foreign exchange rates	(883)	1,506	(351)
Net increase (decrease) in cash and cash equivalents	(2,301)	5,334	(2,295)
Cash and cash equivalents at beginning of period	19,655	14,321	16,616
Cash and cash equivalents at end of period	$17,354	$19,655	$14,321
Supplemental cash flow information:
Interest paid	$3,819	$798	$1,401
Income taxes paid	$554	$371	$811
Non-cash investing and financing activities:
Issuance of shares in connection with business combination	$1,454	$1,120	$549
Issuance of shares as debt placement fee	$—	$2,253	$—
Issuance of shares upon tender of non-controlling interest in Velti North America, Inc.	$124	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

Velti plc

Notes to Consolidated Financial Statements

1. Description of Business
Velti plc, or Velti, is a leading global provider of mobile marketing and advertising technology that enable brands, advertising agencies, mobile operators and media companies to implement highly targeted, interactive and measurable campaigns by communicating with and engaging consumers via their mobile devices. Our platform allows our customers to use mobile media, together with traditional media, such as television, print, radio and outdoor advertising, to reach targeted consumers, engage consumers through the mobile Internet and applications, convert consumers into their customers and continue to actively manage the relationship through the mobile channel.
Group Structure
Velti plc is a company incorporated under the laws of the Bailiwick of Jersey, the Channel Islands. Our business was first organized in 2000 with the incorporation of Velti S.A., a company organized under the laws of Greece. On April 20, 2006, Velti plc, a company formed in England and Wales under the Companies Act 1985, on September 2, 2005 acquired all of the issued share capital of Velti S.A. As a result, Velti plc (England and Wales) became the holding company of the Velti group.
On May 3, 2006, Velti plc was first admitted and trading commenced in our ordinary shares on the Alternative Investment Market of the London Stock Exchange, or AIM. In connection with the initial public offering and placement of ordinary shares, 10,000,000 new ordinary shares were issued at a placing price of £1.00 per share, for gross proceeds of £10.0 million. In October 2007, Velti plc issued 3,580,000 additional new ordinary shares at £2.10 per share in a secondary public offering, for gross proceeds of approximately £7.5 million. On December 18, 2009, Velti completed a scheme of arrangement under the laws of England and Wales whereby Velti plc, a company incorporated under the laws of Jersey, the Channel Islands and tax resident in the Republic of Ireland, became our ultimate parent company. The ordinary shares of our new Jersey-incorporated parent were admitted for trading on AIM on December 18, 2009 and subsequently on the NASDAQ Global Select Market on January 28, 2011.
2. Basis of Presentation and Summary of Significant Accounting Policies
Basis of Presentation
We have prepared our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). Certain prior year balances have been reclassified to conform to the current year presentation. Such reclassifications did not affect total revenues, operating income or net income. References to 2010, 2009 and 2008 refer to the year ended on December 31.
Principles of consolidation
The accompanying consolidated financial statements include the results of Velti plc and all subsidiaries that we control. Intercompany accounts and transactions have been eliminated. Investments in companies in which we own 20% to 50% of the voting stock or have the ability to exercise significant influence over operating and financial policies of the investee are accounted for using the equity method of accounting and, as a result, our share of the earnings or losses of such equity affiliates is included in the statement of operations.
Non-controlling interest represents the portion of the equity ownership of our consolidated subsidiaries not attributable to Velti. The non-controlling interest is recorded in shareholders' equity on the balance sheets, separate from the shareholders' equity attributable to Velti. The amount of consolidated net income attributable to Velti and to the non-controlling interest is presented separately on the consolidated statement of operations.
Use of Estimates and Judgment
The preparation of financial statements in accordance with US GAAP requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, the assessment of recoverability of long-lived assets, bad debt reserve, and the reported amounts of revenue and expenses during the reporting period. The more significant estimates include valuation of deferred tax assets, intangible assets, goodwill and long-lived assets, contingent payments related to our recent acquisitions and the assumptions used to determined share-based compensation expense. Actual results could differ materially from those estimates.

Foreign Currency Translation
The local currency has been primarily used as the functional currency throughout our consolidated entities, and the results of each entity are translated into our reporting currency upon consolidation.
Foreign Currency Transactions
Foreign currency transactions denominated in currencies other than the respective functional currency are translated into the functional currency using the exchange rates prevailing at the date of each transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are shown at the applicable rates of exchange in effect at that date. Foreign exchange gains and losses resulting from the settlement of such transactions and from remeasurement at year-end are recognized in the consolidated statements of operations.
Translation of Financial Statements of Foreign Subsidiaries
Our reporting currency is the U.S. dollar. In preparing our consolidated financial statements, the financial statements of foreign subsidiaries whose functional currency is not U.S. dollars are translated into U.S. dollars as follows:

•	assets and liabilities for each balance sheet presented are translated at the year-end rate;

•	income and expenses for each income statement presented are translated at the average rate for the period; and

•	resulting exchange differences are recognized in "accumulated other comprehensive income" as a separate component of equity.
As some of our assets, liabilities and transactions are denominated in euro, British pounds sterling, Russian rubles, Bulgarian lev, Ukrainian hyrvnia, Indian rupee, and Chinese yuan, the rate of exchange between the U.S. dollar and other foreign currencies, which is determined by supply and demand in the foreign exchange markets and affected by numerous other factors, continues to impact our financial results. Fluctuations in the exchange rates between the U.S. dollar and other functional currencies of our entities may affect our reported earnings or losses and the book value of our shareholders' equity as expressed in U.S. dollars.
Revenue Recognition
We derive our revenue from three sources:

•
software as a service (SaaS) revenue, which consists of fees from customers who subscribe to our hosted mobile marketing and advertising platform, generally referred to as "usage-based" services, and fees from customers who utilize our software solutions to measure the progress of their transaction-based mobile marketing and advertising campaigns, generally referred to as "performance-based" services;

•
license and software revenue, which consists of revenue from customers who license our mobile marketing and advertising platform and fees for customized software solutions delivered to and installed on the customers' server; and

•
managed services revenue, which consists of fees charged to customers for professional services related to the implementation, execution, and monitoring of customized mobile marketing and advertising solutions.

We account for our revenue for these services and licenses in accordance with Accounting Standards Codification (ASC) Topic 605 — Revenue Recognition and ASC Topic 985-605 — Certain Revenue Arrangements that Include Software Elements. We recognize revenue when all of the following conditions are satisfied: (i) there is persuasive evidence of an arrangement; (ii) the service has been rendered or delivery has occurred; (iii) the fee to be paid by the customer is fixed or determinable; and (iv)collectability of the fee is reasonably assured.
SaaS revenue generated from our "usage-based" services, including subscription fees for use of individual software modules and our automated mobile marketing campaign creation templates, and fees charged for access to our technology platform, are recognized ratably over the period of the agreement as the fees are earned.
SaaS revenue generated from our "performance-based" services is generally based on specified metrics, typically relating to the number of transactions performed or number of text messages generated during the campaign multiplied by the cost per

Velti, plc

Notes to Consolidated Financial Statements (Continued)

transaction or response in accordance with the terms of the related contracts. Some of our performance-based contracts include performance incentive provisions that link a portion of revenue that we may earn under the contract to the performance of the customer's campaign relative to quantitative or other milestones, such as the growth in the consumer base, reduced consumer churn, or the effectiveness of the end-user response. For our variable performance-based fees, we recognize revenue when the transaction is completed, the specific quantitative goals are met, or the milestone is achieved. For the majority of our contracts, we act as the principal and contract directly with suppliers for purchase of media and other third party production costs, and are responsible for payment of such costs as the primary obligor. We recognize the revenue generated on fees charged for such third party costs using the gross method. We recognize revenue at the gross amount billed when revenue is earned for services rendered and record the associated fees we pay as third party costs in the period such costs are incurred.
License and software revenue consists of fees charged for our mobile marketing and advertising technology provided on a perpetual license, and fees charged for services to customize and implement the specific software solution, including fees to customize the platform for use with the different media used by the customer in a campaign. Revenue related to perpetual licensing arrangements is recognized upon the delivery of the license. Fees charged to customize our software solution are recognized using the completed contract or percentage-of-completion method according to ASC 605-35, Revenue Recognition — Construction-Type and Production-Type Contracts, based on the ratio of costs incurred to the estimated total costs at completion.
Managed services revenue, when sold with software and support offerings, are accounted for separately when these services (i) have value to the customer on a standalone basis, (ii) are not essential to the functionality of the software and (iii) there is objective and reliable evidence of fair value of each deliverable. When accounted for separately, revenues are recognized as the services are rendered for time and material contracts, and ratably over the term of the contract when accepted by the customer for fixed price contracts. For revenue arrangements with multiple deliverables, such as an arrangement that includes license, support and professional services, we allocate the total amount the customer will pay to the separate units of accounting based on their relative fair values, as determined by the price of the undelivered items when sold separately.
The timing of revenue recognition in each case depends upon a variety of factors, including the specific terms of each arrangement and the nature of our deliverables and obligations, and the existence of evidence to support recognition of our revenue as of the reporting date. For contracts with extended payment terms for which we have not established a successful pattern of collection history, we recognize revenue when all of the criteria are met and when the fees under the contract are due and payable.
In the event that we have incurred costs associated with a specific revenue arrangement prior to the execution of the related contract, those costs are expensed as incurred.
Fees that have been invoiced are recorded in trade receivables and in revenue when all revenue recognition criteria have been met. Fees that have not been invoiced as of the reporting date but all revenue recognition criteria are met are accrued and reported as accrued contract receivables on the balance sheets and recognized as revenue in the period when the fees are earned.
We present revenue net of value-added tax, sales tax, excise tax and other similar assessments.
Our revenue arrangements do not contain general rights of return.
Cash and Cash Equivalents
Cash and cash equivalents include time deposits and readily marketable securities with original maturities of 90 days or less.
Property and Equipment
Property and equipment consists mainly of furniture and equipment, computers and telecommunications hardware, and are recorded at historical cost less depreciation and impairment losses. Property and equipment is depreciated on a straight-line basis over the expected useful life of the asset, generally over four to ten years.
Gains and losses on disposal of property and equipment are determined by comparing proceeds with the carrying value of the respective asset, and are included in income from operations. All maintenance and repairs are expensed as incurred.

Velti, plc

Notes to Consolidated Financial Statements (Continued)

Intangible Assets
Intangible assets that we acquire or develop are carried at historical cost less accumulated amortization and impairment loss, if any.
Acquired Intangible Assets.    Intangible assets acquired through business combinations are reported at allocated purchase cost less accumulated amortization and accumulated impairment loss, if any. Amortization is expensed on a straight-line basis over the estimated economic lives of the assets acquired. The estimated economic life of the acquired asset is initially determined at the date of acquisition and reviewed at each annual reporting date, with the effect of any changes in estimate being accounted for on a prospective basis.
Currently, our acquired intangible assets consist of customer relationships, developed technology, and trademark and trade name. Customer relationships are estimated to provide benefits over four to five years, developed technology acquired is estimated to provide benefits over four years, and trademark and trade name is estimated to provide benefits over 16 months.
Internal Software Development Costs.    Internal software development costs consist primarily of internal salaries and consulting fees for developing software platforms for sale to or use by customers in mobile marketing and advertising campaigns. We capitalize costs related to the development of our software products, as all of our products are to be used as an integral part of a product or process to be sold or leased. Such software is primarily related to our Velti mGage platform, including underlying support systems.
We capitalize costs related to software developed for new products and significant enhancements of existing products once technological feasibility has been reached and all research and development for the components of the product have been completed. Such costs are amortized on a straight-line basis over the estimated useful life of the related product, not to exceed three years, commencing with the date the product becomes available for general release to our customers. The achievement of technological feasibility and the estimate of a products' economic life require management's judgment. Any changes in key assumptions, market conditions or other circumstances could result in an impairment of the capitalized asset and a charge to our operating results.
Amortization expenses associated with our software development costs are recorded in costs and expenses within the accompanying consolidated statements of operations.
Computer Software.    Computer software costs generally represent costs incurred to purchase software programs and packages that are used to develop and ultimately deliver our platforms sold to customers. Generally, costs associated with maintaining computer software programs are expensed as incurred. Purchase costs that are directly associated with the development of identifiable software products that have reached technological feasibility at the date of purchase are capitalized. We capitalize the cost of software licenses that are complementary to or enhance the functionality of our existing technology platform and amortize such costs over the shorter of the contract term or the useful life of the license, but not to exceed five years.
Licenses and Intellectual Property.    We acquire know-how, intellectual property, and technical expertise generally through licensing arrangements with development partners. We capitalize the cost of the know-how and intellectual property licenses when the in-license expertise compliments and/or enhances our existing technology platform. Software licenses are amortized over the shorter of the contract term of the license agreement or the useful life of the license but not to exceed five years.
Impairment of Long-Lived Assets and Amortizable Intangible Assets
We evaluate long-lived assets such as property and equipment, and identifiable intangible assets that are subject to amortization for impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment loss is recognized when estimated future undiscounted cash flows expected to result from the use of the asset and its eventual disposition is less than the carrying amount. When undiscounted future cash flows are not expected to be sufficient to recover an asset's carrying amount, the asset is written down to its fair value. Where available, quoted market prices are used to determine fair value. When quoted market prices are not available, various valuation techniques, including the discounted value of estimated future cash flows, are utilized. There were no such impairment charges recorded during 2010, 2009 and 2008.

Velti, plc

Notes to Consolidated Financial Statements (Continued)

Equity Method Investments and Joint Ventures
Our equity method investments includes all investments in entities over which we have significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Our equity method investments are accounted for using the equity method of accounting and are initially recognized at cost. Our share of the equity method investment's post acquisition profits or losses is recognized in the consolidated statement of operations. The cumulative post acquisition adjustments are recorded against the carrying amount of the investment. When our share of losses in an equity method investment equals or exceeds our interest in the equity method investment, including any other unsecured receivables, we will not recognize further losses unless we have incurred obligations or made payments on behalf of the equity method investment.
Unrealized gains on transactions between us and our equity method investment are eliminated to the extent of our interest in the equity method investment. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of equity method investees have been changed where necessary to ensure consistency with the policies adopted by us.
The entire carrying amount of the investment is tested for impairment by comparing its recoverable amount with its carrying amount, whenever there is an indication that the investment may be impaired.
Goodwill
Goodwill is generated when the consideration paid for an acquisition exceeds the fair value of net assets acquired. Goodwill is recognized as an asset and reviewed for impairment at least annually, or whenever events or circumstances indicate that the carrying amount of goodwill may not be recoverable. We have selected December 31 as the date to perform the annual impairment testing of goodwill.
In evaluating whether an impairment of goodwill exists, we first compare the estimated fair value of a reporting unit against its carrying value. If the estimated fair value is lower than the carrying value, then a more detailed assessment is performed comparing the fair value of the reporting unit to the fair value of the assets and liabilities plus the goodwill carrying value of the reporting unit. If the fair value of the reporting unit is less than the fair value of its assets and liabilities plus goodwill, then an impairment charge is recognized in earnings. We primarily use the market approach to establish the fair value of the reporting unit. We have determined that no goodwill impairment charge was necessary for 2010, 2009 and 2008.
Operating Leases
Leases where a significant portion of the risks and rewards of ownership are retained by the lessor, are classified as operating leases. Payments made under operating leases are charged to the statement of operations on a straight-line basis over the term of the lease. Contingent rentals arising under operating leases are recognized as an expense in the period in which they are incurred. In the event that we receive lease incentives in connection with such operating leases, such incentives are recognized as a liability. The aggregate benefit of incentives is recognized as a reduction of rental expense on a straight-line basis over the term of the lease.
Fair Value Measurements
Applicable accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, we consider the principal or most advantageous market in which we would transact business and consider assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.
Our valuation techniques are based on maximizing observable inputs and minimizing the use of unobservable inputs when measuring fair value. Observable inputs reflect readily obtainable data from independent sources, while unobservable inputs reflect the Company’s market assumptions. The inputs are then classified into the following hierarchy: (1) Level 1 Inputs—quoted prices in active markets for identical assets and liabilities; (2) Level 2 Inputs—observable market-based inputs other than Level 1 inputs, such as quoted prices for similar assets or liabilities in active markets, quoted prices for similar or identical assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data; (3) Level 3 Inputs—unobservable inputs.The guidance establishes a fair value hierarchy that requires an entity to

Velti, plc

Notes to Consolidated Financial Statements (Continued)

maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The categorization within the fair value hierarchy is based upon the lowest level of three levels of input that is significant to the fair value measurement.
Our financial assets and liabilities consist principally of cash and cash equivalents, accounts payable, accrued liabilities, current and non-current notes payable. Cash and cash equivalents are stated at cost, which approximates fair value. As of December 31, 2010 and 2009, we do not have readily marketable securities that are classified as cash equivalents. Accounts payable and accrued liabilities are carried at cost that approximates fair value due to their expected short maturities. Our long-term debt bears interest at variable rates which approximate the interest rates at which we believe we could refinance the debt. Accordingly, the carrying amount of long-term debt as of December 31, 2010 and 2009 approximates its fair value. As of December 31, 2010, we did not have any financial assets or liabilities for which Level 1 or Level 2 inputs were required to be disclosed. See Note 7 for our disclosure of Level 3 inputs used to revalue our contingent payments related to certain of our acquisitions.
Allowance for Doubtful Accounts
We evaluate the collectability of accounts receivable based on a combination of factors; an allowance for doubtful accounts is provided based on estimates developed using standard quantitative measures, which include historical write offs and current economic conditions. We also make a specific allowance if there is strong evidence indicating that the amounts due are unlikely to be collectible. As of December 31, 2010 and 2009, the allowance for doubtful accounts was $135,000.
Concentration of Credit Risk
Financial instruments that potentially subject us to concentrations of credit risk consist primarily of cash and cash equivalents, to the extent that balances exceed insured limits, and accounts receivable. Our concentration of credit risk with respect to accounts receivable is limited as we have policies in place to ensure that sales are made to customers with a high credit standing, and we enter into factoring arrangements with local banks for a material portion of our accounts receivable.
One customer accounted for 14% of our revenue during 2010. A different single customer accounted for 15% of our revenue during 2009. Two customers accounted for 29% of our revenue during 2008, with one of these customers accounting for more than 10%.
Post Retirement Benefits and Pension Plans
Our obligations relating to defined benefit plans is calculated by estimating the amount of benefits that employees have earned in return of their service in the current and prior periods, based on the level of employee earnings in accordance with Greek labor law.
We have established a provision for staff retirement indemnities on an accrual basis. The cost of providing benefits is determined using the projected unit credit method, based on actuarial valuations performed at each balance sheet date. Our annual measurement date is December 31. A portion of actuarial gains and losses is recognized through the statement of operations if the net cumulative unrecognized actuarial gain or loss at the end of the prior period exceeds the greater of 10% of the present value of the defined benefit obligation (before deducting plan assets) at that date and 10% of the fair value of any plan assets. As of December 31, 2010 we had no plan assets. Prior service costs are recognized over the remaining service periods of active employees.
Share-Based Payments
We measure and recognize share-based compensation expense related to share-based transactions, including employee and director equity awards, in the financial statements based on fair value. We use the Black-Scholes valuation model to calculate the grant date fair value of share options and deferred share awards, using various assumptions. We recognize compensation expense over the service period of the award using the "graded vesting attribution method" which allocates expense on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards.
We account for equity instruments issued to non-employees as expense at their fair value over the related service period and periodically revalue the equity instruments as they vest, using a fair value approach. The value of equity instruments issued for

Velti, plc

Notes to Consolidated Financial Statements (Continued)

consideration other than employee services is determined on the earlier of (i) the date on which there first exists a firm commitment for performance by the provider of goods or services, or (ii) on the date performance is complete, using the Black-Scholes valuation model.
Government Grant Income Recognition
We earn income from government grant programs sponsored by the EU and administered by the Government of Greece, which programs reimburse us for various investments and aid our technology development efforts. We recognize grant income as an offset to costs and expenses in our consolidated statements of operations in the period when the costs that are reimbursed by the grant are recognized. Receivables from government grants are recognized when there is reasonable assurance that the grant will be received and we are able to comply with all of the conditions imposed on the grant, which is generally upon receiving notification of grant eligibility.  Each grant provides income in the form of reimbursement of capital expenditures or of the costs incurred in the development of technology subject to the terms of the grant. Grants that reimburse costs related to depreciable assets, including our capitalized software development costs, are recognized as income in the periods, and in the proportions, in which amortization and depreciation on these assets is charged. Grant income is allocated among costs and expenses according to the allocation of the amortization of the capitalized software costs reimbursed by the grant.
Third Party, Datacenter, and Direct Project Costs
We incur certain operating costs that directly relate to revenue. These costs are classified into two categories: third-party, and datacenter and direct project.
Third Party Costs.    Our third party costs are fees that we pay to third parties to secure advertising space or content, or to obtain media inventory for the placement of advertising and media messaging services, as well as fees paid to third parties for creative development and other services in connection with the creation and execution of marketing and advertising campaigns. Third party costs also include the costs of certain content, media, or advertising that we acquire for a campaign, and costs associated with incentives and promotional costs provided to consumers in order to participate in the campaigns as well as certain computer hardware or software that we might acquire for a customer. Third party costs relate directly to SaaS revenue.
Datacenter and Direct Project Costs.    Datacenter and direct project costs consist primarily of personnel and outsourcing costs for operating our datacenters, which host our Velti mGage platform on behalf of our customers. Additional expenses include costs directly attributable to a specific campaign as well as allocated facility rents, power, bandwidth capacity, IT maintenance and support. In addition, direct project costs include personnel costs to customize our software solutions for specific customer contracts. These costs may relate to SaaS revenue and/or license and software revenue. To date, the vast majority of these costs are related to SaaS revenue and the amount attributable to license and software revenue was immaterial and inseparable.
Depreciation and Amortization
Depreciation and amortization expenses consist primarily of depreciation on computer hardware and leasehold improvements in our datacenters, amortization of purchased intangibles and of our capitalized software development costs, offset by allocation of government grant income.
Much of our depreciation and amortization expense relates to the amortization of software developed for external use, largely being the development of our mGage technology platform. All of the revenue that we generate, including our SaaS revenue, software and license revenue, and managed services revenue, we generate by providing services or products based upon our technology developed for external use, and accordingly, depreciation and amortization expense relates directly to revenue. We are unable, however, to allocate the depreciation and amortization expense among the three revenue types, since we have a single technology platform from which all of our revenue is generated, and our software is not separately developed for our SaaS, software and license or managed services revenue. We do not segregate or track the development costs by revenue type and are unable to determine how much of the development effort is related to each revenue type in order to allocate depreciation and amortization by revenue.
Research and Development Expenses
We incur research and development expenses in the process of creating detailed program designs to be used for the development of our software platform, for other research activities, and for routine maintenance of our developed software. We expense research and development costs as incurred.

Velti, plc

Notes to Consolidated Financial Statements (Continued)

Advertising Costs
All advertising costs are expensed as incurred. We market our products primarily through a direct sales force and advertising expenditures are not material.
Net Income (Loss) Attributable to Velti per Share
Basic net income (loss) attributable to Velti per share is computed based on the weighted average number of ordinary shares outstanding. Diluted net income (loss) attributable to Velti per share is computed based on the weighted average number of ordinary shares outstanding adjusted, to the extent dilutive, by the number of additional shares that would have been outstanding had the potentially dilutive ordinary shares been issued and reduced by the number of shares we could have repurchased with the proceeds from the potentially dilutive shares. Potentially dilutive shares include deferred share awards and share options granted under share-based payment plans.
Comprehensive income (loss)
Comprehensive income (loss) is comprised of net income (loss) and other comprehensive income (loss). The only component of our other comprehensive income (loss) is the effect of foreign currency translation.
Income Taxes
The provision for income taxes is calculated using the liability method of accounting. Under the liability method, deferred tax assets and liabilities are recognized based on the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. In assessing net deferred tax assets, management considers whether it is more likely than not that some or all of the deferred tax assets will not be realized. When the we do not believe realization of a deferred tax asset is likely, we record a valuation allowance. The valuation allowance is evaluated at the end of each year, considering positive and negative evidence about whether the deferred tax assets will be realized.
We are subject to income taxes in multiple jurisdictions throughout the world. Significant judgment is required in evaluating the our uncertain tax positions and determining our provision for income taxes. Accounting for income tax uncertainties requires a two-step approach to recognize and measure uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than fifty percent likely of being realized upon settlement.
We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit or the refinement of an estimate. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will impact the provision for income taxes in the period in which such determination is made. The provision for income taxes includes the impact of reserve provisions as well as related interest and penalties.
Recent Accounting Standards
In January 2010, the FASB issued Accounting Standards Update No. 2010-06, Improving Disclosures about Fair Value Measurements (Topic 820)—Fair Value Measurements and Disclosures (ASU 2010-06), to add additional disclosures about the different classes of assets and liabilities measured at fair value, the valuation techniques and inputs used, the activity in Level 3 fair value measurements, and the transfers between Levels 1, 2, and 3. Certain provisions of the new guidance is effective for our fiscal year beginning on January 1, 2011 and is not expected to have a significant impact on our financial position, results of operations or cash flows as it is related to additional disclosure only.
In October 2009, the FASB issued an accounting standard update on revenue recognition relating to multiple-deliverable revenue arrangements. The fair value requirements of existing accounting guidance are modified by allowing the use of the "best estimate of selling price" in addition to vendor-specific objective evidence (VSOE) and third-party evidence (TPE) for determining the selling price of a deliverable. A vendor is now required to use its best estimate of the selling price when VSOE or TPE of the selling price cannot be determined. In addition, the residual method of allocating arrangement consideration is no longer permitted. This update requires expanded qualitative and quantitative disclosures and is effective for fiscal years

Velti, plc

Notes to Consolidated Financial Statements (Continued)

beginning on or after June 15, 2010. These updates may be applied either prospectively from the beginning of the fiscal year for new or materially modified arrangements or retrospectively. The new guidance is effective for our fiscal year beginning on January 1, 2011 and is not expected to have a significant impact on our financial position, results of operations or cash flows.
3. Segment and Geographic Information
Operating Segments
Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (CODM), or decision making group, in deciding how to allocate resources and in assessing performance. Velti's CODM is our chief executive officer. Our business is conducted in a single operating segment. Our CODM reviews a single set of financial data that encompasses our entire operations for purposes of making operating decisions and assessing financial performance. Our CODM manages our business based primarily on broad functional categories of sales, marketing, software and technology platform development and strategy. While we obtain financial statements from all of our subsidiaries and joint ventures in order to prepare our consolidated financial statements, we do not review them either individually or in the aggregate when making operating decisions for our business. We manage our business on a consolidated basis with a review of revenue by major customer. We discuss revenue and capital expenditures on a worldwide basis in determining the need to expand our global presence. While we consolidate our subsidiaries, we do not allocate resources, other than financing, to any of them, nor do we allocate any portion of personnel costs, administrative costs, interest expense or taxes to them. We therefore have determined that our subsidiaries and joint venture operations do not constitute separate operating segments individually or in aggregate. Therefore, we only had one operating segment during 2010, 2009 and 2008.
We conduct our business in three geographical areas: Europe, Americas, and Asia/Africa. The following table provides revenue by geographical area. Revenue from customers for whom we provide services in multiple locations is allocated according to the location of the respective customer's domicile; revenue from customers for whom we provide services in a single or very few related locations is allocated according to the location of the respective customer's place of operations.

	Year ended December 31,
	2010	2009	2008
	(in thousands)
Revenue:
Europe:
United Kingdom	$34,105	$14,655	$7,370
Russia	10,942	8,621	20,566
Greece	10,847	8,384	4,514
All other European countries	33,510	36,441	22,787
Total Europe	89,404	68,101	55,237
Americas	9,150	4,049	1,586
Asia/Africa	17,715	17,815	5,209
Total revenue	$116,269	$89,965	$62,032

The vast majority of our long-lived assets are located in Greece. Long-lived assets consist of property and equipment, net of related accumulated depreciation.
4. Contract Revenue and Grant Income
A significant portion of our revenue is accrued as of each reporting date. As of December 31, 2010 and 2009, we had earned but uninvoiced contract revenue of $33.6 million, and $15.3 million, respectively, from rendering services relating to projects that are completed or delivered but for which the Company has not yet invoiced the customer. This accrued contract revenue is included as "accrued contract receivables" on the balance sheets. We recognize uninvoiced contract revenue when all revenue recognition criteria are met. However, accrued contract receivables are not included in trade receivables until the customer is invoiced.

Velti, plc

Notes to Consolidated Financial Statements (Continued)

In 2006, we received a grant of approximately $4.5 million from the EU administered by the Ministry of Development of Greece for the development and roll-out of mobile value-added services and various e-commerce related services, of which $453,000, $733,000, and $942,000 was earned and recorded as an offset to cost and expenses during 2010, 2009 and 2008, respectively, allocated among direct project costs and depreciation and amortization expenses according to the allocation made of the capitalized software costs reimbursed by the grant. In 2007, we received a grant of approximately $8.5 million from the EU administered by the Ministry of Finance for Greece for the development and roll-out of broadband value added services, of which $1.5 million, $1.3 million, and $479,000 was earned and recorded as an offset to costs and expenses during 2010, 2009 and 2008, respectively. In 2009, we applied for a grant from the Ministry of Development and received official acceptance of eligibility for a grant under the program. Under this grant, we are eligible to receive funds ranging from $6.0 million to $12.0 million over four years. Accordingly, we recognized $1.8 million and $1.3 million of earned income under this grant and recorded it as an offset to costs and expenses during 2010 and 2009, respectively.
These amounts are offset to the expense as follows:

	Year Ended December 31,
	2010	2009	2008
	(in thousands)
Datacenter and direct project	$80	$694	$142
General and administrative	235	116	24
Sales and marketing	—	347	71
Depreciation and amortization	3,437	2,128	1,225
	$3,752	$3,285	$1,462

5. Balance Sheet Items
Details of our significant balance sheet line items consisted of the following:

Other current receivables	December 31,
	2010	2009
	(in thousands)
Notes receivables (1)	$15,540	$316
Government grant receivables	10,784	4,462
Other receivables	1,983	453
Total other current receiveables	$28,307	$5,231

(1) Notes receivable consists of post dated checks that due to local laws are legally enforceable short-term promissory notes and have therefore been reclassified from trade receivables.

Accrued Liabilities	December 31,
	2010	2009
	(in thousands)
Accrued interest	$2,053	$68
Professional fees	2,953	349
Employee related accruals	6,759	840
Accrued third-party costs	9,373	185
Other	6,377	207
Total accrued liabilities	$27,515	$1,649

Velti, plc

Notes to Consolidated Financial Statements (Continued)

6. Property and Equipment

Property and Equipment	December 31,
	2010	2009
	(in thousands)
Buildings and fixtures	$861	$792
Computer and telecommunication hardware	5,330	3,230
Office equipment	1,511	2,183
Total cost	7,702	6,205
Less: accumulated depreciation	(4,449)	(2,863)
Property and equipment, net	$3,253	$3,342

Depreciation expense during 2010, 2009 and 2008 was $1.3 million, $938,000 and $838,000, respectively.
7. Business Combinations
Mobclix, Inc. Acquisition
On September 30, 2010, we acquired Mobclix, Inc. ("Mobclix") based in Palo Alto, CA. At closing we paid $1.1 million in cash and issued 150,220 ordinary shares, to former Mobclix stockholders and creditors, with a fair value of $1.5 million. The fair value per share of £6.12 ($9.68) was based on the closing price of our ordinary shares on AIM on the date of acquisition. We have agreed to pay an additional $8.5 million by March 1, 2011, an additional $0.7 million in employee bonuses, and on March 1, 2012, an amount contingent upon the financial performance of Mobclix between January 1 and December 31, 2011. The transaction was accounted for using the purchase method of accounting. Transaction costs amounted to $297,000 and were expensed as incurred. After the acquisition, Mobclix became a wholly-owned subsidiary of Velti. Since the acquisition date through December 31, 2010, Mobclix has generated revenue of $5.9 million and a net loss of $5.8 million, including acquisition related charges.
The fair value of total consideration of $17.8 million was allocated in the following manner:

Fair Value
(in thousands)
Net assets acquired (liabilities assumed):
Cash and cash equivalents	$206
Accounts receivable and other current assets	3,186
Property and equipment	58
Trade and other liabilities	(5,253)
Net (liabilities assumed)	(1,803)
Intangible assets acquired — customer relationships	4,155
Intangible assets acquired — trademark & trade name	637
Intangible assets acquired — developed technology	4,014
Goodwill	13,877
Deferred tax liability	(3,035)
Value of assets, net of deferred tax liabilities	$17,845
Purchase price:
Cash	$1,077
Issuance of common stock	1,454
Deferred consideration	10,179
Contingent payment	5,135
Total consideration	$17,845

Velti, plc

Notes to Consolidated Financial Statements (Continued)

Acquired Intangible Assets
Customer relationships.    Intangible assets of approximately $4.2 million represent customer relationships which relate to the ability to sell existing and future services to existing customers. The fair value of customer relationships has been estimated using the income method utilizing a discounted cash flow model. We are amortizing this intangible asset on a straight line basis over its estimated useful life of five years.
Trademark and trade name.    Included within intangible assets is $637,000 of trademark and trade name representing the Mobclix brand and Internet domain. We valued the trademark and trade name using the relief from royalty method . We are amortizing the trademark and trade name on a straight line basis over its estimated useful life of 1.3 years.
Developed technology.    Included within intangible assets is $4.0 million of developed technology acquired. This represents the Mobclix mobile ad exchange. We valued the technology and software using the income method utilizing a discounted cash flow model. We are amortizing the technology assets on a straight line basis over its estimated life of 5 years.
The weighted average amortization period for total amortizable intangible assets acquired in connection with our acquisition of Mobclix, including customer relationships, trademark and trade names, and developed technology, is estimated to be 4.7 years.
Goodwill
Goodwill represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired. The acquisition was expected to significantly enhance our presence in the U.S. marketplace and increase the overall value of our Platform to current and future customers. These factors contributed to establishing the purchase price, which resulted in the recognition of a significant amount of goodwill. None of the goodwill is expected to be deductible for income tax purposes.
Deferred Consideration
Deferred consideration represents the fair value on the acquisition date of the known amounts to be paid to former Mobclix stockholders in cash or ordinary shares, deferred employee bonuses and the minimum contingent payout of $2.0 million. The fair value of deferred consideration has been estimated utilizing a present value factor based on the cost of capital and the timing of the payments as noted above.
Contingent Payment
As noted above we have agreed to pay, on March 1, 2012, an amount contingent upon the financial performance of Mobclix between January 1 and December 31, 2011 in cash or shares at our discretion. The contingent payment is based upon Mobclix achieving certain gross profit and EBITDA targets during the period, and is set at a minimum of $2.0 million and a maximum of $43.0 million, after deducting the upfront payments, and the payments to be made during 2011. The fair value of the minimum contingent payment has been included in the deferred consideration as this amount is known as of the acquisition date. We recorded the acquisition-date estimated fair value of the contingent payment of $5.1 million as a component of the consideration transferred in exchange for the equity interests of Mobclix. The acquisition-date fair value was measured based on the probability-adjusted present value of the consideration expected to be transferred. The fair value of the contingent payments are revalued on each reporting date. See disclosure of Level 3 fair value measurements below for changes during the period.
Media Cannon Acquisition
In June 2010, we completed the acquisition of Media Cannon, Inc. ("Media Cannon"), a leading global provider of mobile marketing and advertising technology based in San Francisco, California. This acquisition provides us with an expanded customer base and proprietary solutions that enable an even richer mobile advertising and mobile Internet user experience, as well as a series of mobile marketing "post click" interactions. After the acquisition, Media Cannon became a wholly-owned subsidiary of Velti. The transaction was accounted for using the purchase method of accounting. In connection with the acquisition, we paid $350,000 in cash and issued a promissory note for $681,000. Transaction costs were immaterial and expensed as incurred. Since the acquisition date, Media Cannon has generated revenue of $560,000 and a net income of $325,000 through December 31, 2010.

Velti, plc

Notes to Consolidated Financial Statements (Continued)

The fair value of total consideration of $1.0 million was allocated in the following manner:

Fair Value
(in thousands)
Net assets acquired (liabilities assumed):
Accounts receivable	$118
Cash and cash equivalents	6
Property and equipment	6
Other assets	21
Trade and other payables	(409)
Net (liabilities assumed)	(258)
Intangible assets acquired — customer relationships	369
Goodwill	920
Value of assets	$1,031
Purchase price:
Cash	$350
Promissory notes	681
Total consideration	$1,031

Customer relationships.  Intangible assets of $369,000 represent customer relationships which relate to the ability to sell existing and future services to existing customers. The fair value of customer relationships has been estimated using the income method utilizing a discounted cash flow model. We are amortizing this intangible asset on a straight line basis over its estimated useful life of five years. The weighted average amortization period for the total amortizable intangible assets acquired in connection with our acquisition of Media Cannon is five years.
Goodwill.    Goodwill represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired. The acquisition was expected to significantly enhance our presence in the U.S. marketplace. This factor contributed to establishing the purchase price, which resulted in the recognition of a significant amount of goodwill. None of the goodwill is expected to be deductible for income tax purposes.
Ad Infuse Acquisition
On May 8, 2009, we completed the acquisition of Ad Infuse, Inc. ("Ad Infuse"), a leader in personalized mobile advertising based in San Francisco, California. This acquisition brought us significant customer contracts in the U.S., as well as experienced management, marketing, engineering and other personnel, increasing our presence in the U.S. After the acquisition, Ad Infuse became a wholly-owned subsidiary of Velti.
In connection with the acquisition, we paid approximately $1.0 million in cash, assumed $0.7 million of debt, and issued secured notes of approximately $1.9 million for the remaining purchase price. In connection with the acquisition, we agreed, if the performance of Velti meets certain criteria as of July 1, 2010, to pay an additional $500,000 either in cash or shares as additional contingent payments. We recorded the acquisition-date estimated fair value of the contingent payment of $41,000 as a component of the consideration transferred. The acquisition-date fair value was measured based on the probability-adjusted present value of the consideration expected to be transferred. Transaction costs that were expensed were immaterial.
As of December 31, 2010, the contingent milestone had been met, resulting in a $500,000 payment to the former Ad Infuse stockholders, and accordingly we have recorded an additional amount of the contingent consideration of $459,000, as a result of the change in fair value subsequent to the acquisition date, as a charge to earnings in our consolidated financial statements. See disclosure of Level 3 fair value measurements below for changes during the period.

Velti, plc

Notes to Consolidated Financial Statements (Continued)

The fair value of total consideration of approximately $3.6 million was allocated in the following manner:

Fair Value
(in thousands)
Net assets acquired (liabilities assumed):
Property and equipment	$290
Trade and other receivables	470
Cash and cash equivalents	70
Trade and other payables	(1,330)
Net (liabilities assumed)	(500)
Intangible assets acquired — customer relationships	3,120
Intangible assets acquired — developed technology	750
Goodwill	210
Value of assets acquired	$3,580
Purchase price:
Cash and assumption of debt	$1,689
Promissory notes	1,850
Contingent payment	41
Total consideration	$3,580

Acquired Intangible Assets
Purchased Technology.    Included within intangible assets is $3.1 million of developed technology acquired. This represents our Velti mGage platform that enables us to provide various types of mobile services. We valued the technology and software using the income method utilizing a discounted cash flow model. We are amortizing the technology assets on a straight line basis over their estimated useful lives of four years.
Customer Relationships.    Intangible assets of approximately $750,000 represent customer relationships which relate to the ability to sell existing and future services to existing customers. The fair value of customer relationships has been estimated using the income method utilizing a discounted cash flow model. We are amortizing this intangible asset on a straight line basis over its estimated useful life of approximately four years.
The weighted average amortization period for total amortizable intangible assets acquired in connection with our acquisition of Ad Infuse is four years.
Goodwill
Goodwill represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired. The acquisition was expected to significantly enhance our presence in the U.S. marketplace. This factor contributed to establishing the purchase price, which resulted in the recognition of a significant amount of goodwill. None of the goodwill is expected to be deductible for income tax purposes.
Unaudited Supplemental Pro Forma Financial Information
Unaudited supplemental pro forma financial information, prepared as though the acquisitions had been completed at the beginning of the fiscal year in which they were completed and the beginning of the immediately preceding fiscal year, is as follows:

Velti, plc

Notes to Consolidated Financial Statements (Continued)

	Year Ended December 31,
	2010(1)	2009(2)	2008(3)
	(unaudited) (in thousands)
Revenue	$123,003	$92,299	$63,339
Net income (loss)	(21,818)	133	(15,019)
Net income (loss) attributable to Velti shareholders	(21,737)	324	(14,896)
Net income (loss) per share attributable to Velti:
Basic	$(0.57)	$0.01	$(0.44)
Diluted	$(0.57)	$0.01	$(0.44)

(1)	assumes the acquisition of Mobclix and Media Cannon on January 1, 2010.

(2)	assumes the acquisition of Ad Infuse, Mobclix and Media Cannon on January 1, 2009.

(3)	assumes the acquisition of Ad Infuse on January 1, 2008. Mobclix and Media Cannon were not formed until 2009.
Fair Value of Contingent Payments
The fair value of our contingent payments associated with our recent acquisitions is determined based on an internal cash flow model utilizing inputs based on estimates and assumptions developed by us and is remeasured on each reporting date. The rates used to discount net cash flows to their present value were based on our weighted average cost of capital for similar transactions and an assessment of the relative risk inherent in the associated cash flows. The inputs were current as of the measurement date. These inputs tend to be unobservable and, as such, are considered Level 3 in the fair value hierarchy. This liability is our only Level 3 fair value measurement.
The following table provides a summary of changes in fair value of the contingent payments measured using significant unobservable inputs (Level 3):

Fair Value
(in thousands)
Balance as of December 31, 2008	$—
Additions to contingent payment liability for Ad Infuse acquisition	41
Change in fair value of contingent payment liability	—
Balance as of December 31, 2009	41
Additions to contingent payment liability for Mobclix acquisition	5,135
Change in fair value of contingent payment liabilities	4,440
Settlement of contingent payment	(500)
Balance as of December 31, 2010	$9,116

Velti, plc

Notes to Consolidated Financial Statements (Continued)

8. Intangible Assets
Information regarding our definite-lived intangible assets is a follows:

Intangible Assets	Average Useful life	Gross Carrying Value	Accumulated Amortization	Net Carrying Amount
	(in years)	(in thousands)
December 31, 2010
Internal software development costs	3.0	$19,522	$11,116	$8,406
Computer software	5.0	17,821	8,331	9,490
Licenses and intellectual property	5.0	28,593	11,908	16,685
Trademark and trade name	1.3	637	127	510
Customer relationships	4.8	5,838	945	4,893
Developed technology	4.6	7,134	1,468	5,666
Intangible assets	4.4	$79,545	$33,895	$45,650
December 31, 2009
Internal software development costs	3.0	$16,181	$7,338	$8,843
Computer software	5.0	16,462	5,249	11,213
Licenses and intellectual property	5.0	18,441	7,904	10,537
Customer relationships	4.4	1,412	439	973
Developed technology	4.0	3,327	481	2,846
Intangible assets	3.8	$55,823	$21,411	$34,412

Gross amortization expense during 2010, 2009 and 2008 was $14.4 million, $10.6 million and $4.2 million, respectively.
The annual estimated amortization expense for the above intangible assets as of December 31, 2010 is as follows:

Amount
(in thousands)
2011	$15,437
2012	12,081
2013	8,629
2014	5,322
2015	2,564
2015 and beyond	1,617
Total	$45,650

Velti, plc

Notes to Consolidated Financial Statements (Continued)

9. Goodwill
The following table provides a summary of additions of goodwill for each reporting period:

Carrying Value
(in thousands)
Balance as of January 1, 2009	$2,432
Addition as a result of payment of contingent consideration — M-Telecom Ltd.	1,121
Acquisition of Ad Infuse Inc.	210
Foreign exchange differences	111
Balance as of December 31, 2009	3,874
Acquisition of Media Cannon, Inc.	920
Acquisition of Mobclix, Inc.	13,877
Foreign exchange differences	(220)
Balance as of December 31, 2010	$18,451

10. Equity Method Investments
Ansible Mobile LLC — Joint Venture
In July 2007, we established a joint venture called Ansible Mobile LLC, or Ansible, with The Interpublic Group of Companies, Inc., or IPG, a publicly-traded multi-national advertising firm, whereby we owned one-half of the equity interest in Ansible. We reached an agreement with IPG to terminate Ansible effective as of July 2010. As a result, we have entered into new agreements with certain of IPG's individual operating agencies and continue to pursue discussions regarding direct relationships with other IPG operating agencies.The termination had no material financial impact on our results of operations during 2010.
CASEE — China — Equity Investment
In April 2008, we purchased shares of Series A Preferred Stock as well as a note convertible into, and warrants to purchase, shares of Series A Preferred Stock of the parent company of a Chinese mobile marketing firm called Cellphone Ads Serving E-Exchange, or CASEE. To date, we have converted the note, and own 33% of the outstanding equity of the parent company. We did not exercise our warrants prior to expiration and are currently exploring various options in respect to our investment. One of China's largest mobile advertising exchanges, CASEE creates an online marketplace for content publishers by serving highly targeted and personalized advertisements via the mobile internet to consumers across China for major multi-national companies. Our investment in CASEE does not restrict us from conducting business in China separate from CASEE, and there is no other relationship between us or any rights to our technology provided by us to CASEE.
HTMobile — Joint Venture
In 2009, we formed HT Mobile Solutions with HT Media, India's second largest media group and owner of the Hindustan Times newspaper. We own a 35% interest in the joint venture. HT Mobile Solutions services large network operators, brands and advertising agencies, as well as smaller regional companies, in India. Our agreement with HT Mobile Solutions includes certain restrictions on our ability to enter into competitive business in India until 2011.

Velti, plc

Notes to Consolidated Financial Statements (Continued)

Carrying Value
(in thousands)
Balance as of January 1, 2008	$1,105
Initial investment in CASEE	2,945
Additional equity method investments	1,721
Share of loss from equity method investments	(2,183)
Foreign exchange differences	52
Balance as of December 31, 2008	3,640
Additional equity method investments	1,462
Share of loss from equity method investments	(1,943)
Foreign exchange differences	95
Balance as of December 31, 2009	3,254
Disposition of interest in equity method investments	(92)
Additional equity method investments	323
Share of loss from equity method investments	(1,054)
Foreign exchange differences	(103)
Balance as of December 31, 2010	$2,328

The operating results, assets and liabilities of our equity method investments that are accounted for using the equity method are as follows:

	As of and for the Year Ended December 31, 2010
	Current Assets	Non-current Assets	Current Liabilities	Non-current Liabilities	Revenue	Cost of Revenue	Profit/(Loss)	Interest Held
	(in thousands)
Amplus S.A	$2,534	$310	$1,708	$378	$5,658	$3,918	$(77)	21.7%
Evorad S.A	101	329	490	—	36	24	(343)	49
N-Squared S.A	119	62	7	—	36	23	(126)	50
Tagem S.A	119	2,475	2,865	—	465	303	(836)	50
Digital Rum S.A	878	5,569	4,611	—	3,457	2,248	791	50
Ansible Mobile LLC	—	—	—	—	1,983	1,354	(2,134)	—
CASEE	2,763	92	2,692	—	1,889	1,209	(1,325)	33
HT Mobile	613	339	292	—	637	359	(309)	35

Velti, plc

Notes to Consolidated Financial Statements (Continued)

	Year Ended December 31, 2009
	Current Assets	Non-current Assets	Current Liabilities	Non-current Liabilities	Revenue	Cost of Revenue	Profit/(Loss)	Interest Held (%)
	(in thousands)
Amplus S.A	$2,317	$86	$1,646	$—	$5,471	$3,998	$(44)	41.7%
Evorad S.A	601	39	382	—	553	213	23	49
N-Squared S.A	585	40	341	—	224	53	12	50
Tagem S.A	751	520	882	—	631	135	(18)	50
Digital Rum S.A	623	1,923	2,191	—	244	153	(273)	50
Ansible Mobile LLC	164	72	3,133	9	3,459	1,261	(2,835)	50
CASEE	2,794	31	1,712	—	1,411	815	(1,117)	33

	Year Ended December 31, 2008
	Current Assets	Non-current Assets	Current Liabilities	Non-current Liabilities	Revenue	Cost of Revenue	Profit/(Loss)	Interest Held (%)
	(in thousands)
Amplus S.A	$1,840	$175	$1,350	$—	$4,945	$3,561	$86	41.7%
Evorad S.A	607	74	486	—	773	290	(62)	49
N-Squared S.A	283	95	230	—	206	187	(121)	50
Tagem S.A	81	689	415	—	—	—	4	50
Digital Rum S.A	312	262	6	—	225	106	31	50
Ansible Mobile LLC	984	23	1,742	21	2,640	871	(3,940)	50
CASEE	2,814	40	774	—	417	199	(878)	19

All equity method investments operate in the same sector as our primary business.
11. Short-term financings and long-term debt
Our short-term financings and long-term debt outstanding as of December 31, 2010 and 2009 is classified as follows:

	December 31,
	2010	2009
	(in thousands)
Long-term debt, net of current portion	$19,904	$19,344
Current portion of long-term debt	12,940	1,075
Short-term financings	38,729	20,125
Short-term debt	51,669	21,200
Total debt	71,573	40,544
Less: Carrying value of debt placement fee(1)	(1,458)	(1,683)
Total debt, net of debt placement fee	$70,115	$38,861

(1)
Represents the carrying value of the 875,000 new shares issued to various parties in lieu of an arrangement fee and certain other arrangement fees incurred in connection with our term loans and revolving facility with Thor Luxembourg S.à.r.l. described below under "Debt Discounts."

Velti, plc

Notes to Consolidated Financial Statements (Continued)

Details of our long-term debt and short-term financings by facility as of December 31, 2010 are as follows:
Short-term financings:

Lender	Description / Term	Total Facility	Outstanding Amount	Interest Rate	Security/Covenant
		(in thousands)
Thor Luxembourg	Working capital	$3,649	$3,649	8.5% per annum	Secured by assets of Velti SA
Thor Luxembourg	Term facility/due April 30, 2011	5,000	5,000	10% per annum	Various guarantees and securities; quantitative covenant
Unicredit Hypo-und Vereinsbank AG	Short-term loan/due June 30, 2011	2,419	2,419	3 month Euribor + 4.1%	Partially collaterized by accounts receivable
HSBC Bank plc	Working capital	1,088	—	1 week Euribor + 2.75%	Partially collaterized by accounts receivable
Alpha Bank	Working capital	2,654	2,587	6.0%	Partially collaterized by accounts receivable
EFG — Eurobank Ergasias	Working capital	1,460	772	8.4%	Partially collaterized by accounts receivable
Emporiki Bank	Working capital	1,118	785	3 month Euribor + 4.6%	Partially collaterized by accounts receivable
National Bank of Greece	Working capital	1,493	165	6 month Euribor + 5.35%	Partially collaterized by accounts receivable
Bank of Cyprus	Working capital	1,062	631	7.95%	Partially collaterized by accounts receivable
Hellenic Bank	Working capital	398	40	6 month Euribor + 3.6%	Partially collaterized by accounts receivable
ATE Bank	Working capital	3,811	3,811	3 month Euribor + 4.1%	Partially collaterized by accounts receivable
HBDIC	Working capital	30	30	6.6%	None
Bulbank	Working capital	136	130	14.15%	Partially collaterized by accounts receivable
Probank	Working capital due April 30, 2011	730	723	3 month Euribor + 7.1%	Partially collaterized by accounts receivable and corporate gurantee
Proton Bank	Working capital	4,246	4,174	3 month Euribor + 6.1%	Secured by assets of Velti plc
Thor Luxembourg	Term facility/due April 30, 2011	10,000	10,000	0% to June 30, 2010; 2.5% per month thereafter up to 15% maximum per annum	Various guarantees and securities; quantitative covenant
Individual lenders	Short-term loan	3,813	3,813	3 month Euribor + 1% to 20%	None

Velti, plc

Notes to Consolidated Financial Statements (Continued)

Long-term debt:

Lender	Description / Term	Total Facility	Outstanding Amount	Interest Rate	Security/Covenant
		(in thousands)
Thor Luxembourg	Term facility/27 month term due September 30, 2011	$10,000	$10,000	15% per annum	Various guarantees and securities: quantitative covenant
HSBC Bank plc	Bond loan/Due in full by February 28, 2011	1,990	1,990	3 month Euribor + 5%	Unsecured: debt to EBITDA <=1.00
EFG — Eurobank Ergasias	Bond loan/Due April 1, 2013	398	398	6 month Euribor + 2%	Personal guarantee
Black Sea Trade and Development Bank	Term facility due September 2015 and October 2015	19,904	19,904	3 month Euribor + 6%	Secured by assets of Velti SA
Western Technology Investment	Term loan due July 1, 2012 and October 1, 2012	552	552	14.50%	Secured by all assets, including intellectual property of Mobclix, Inc.
Total debt:		$76,026	$71,573

Details of our long-term debt and short-term financings by facility as of December 31, 2009 are as follows:
Short-term financings:

Lender	Description / Term	Total Facility	Outstanding Amount	Interest Rate	Security/Covenant
		(in thousands)
Thor Luxembourg	Working capital/due June 2011	$3,941	$3,941	8.5% per annum	Secured by assets of Velti SA
Bayerische Hypo-und Vereinsbank AG	Short-term loan/ due within 1 year	7,166	6,736	1 month Euribor + 2.25%	None
HSBC Bank plc	Working capital and AR factoring	1,147	1,147	1 month Euribor + 2.75%	Accounts receivable
Alpha Bank	Working capital	1,433	698	3 month Euribor + 2.8%	Partially collaterized by accounts receivable
EFG — Eurobank Ergasias	Working capital	1,577	284	6.50%	Partially collaterized by accounts receivable
Emporiki Bank	Working capital	1,433	725	3 month Euribor + 3%	Partially collaterized by accounts receivable
National Bank of Greece	Working capital	1,003	441	6 month Euribor + 3%	Partially collaterized by accounts receivable
Bank of Cyprus	Working capital and letter of guarantee	859	512	6.00%	Partially collaterized by accounts receivable
Piraeus Bank	Working capital	945	275	3 month Euribor + 2.25%	Accounts receivable
Piraeus Bank	Working capital	502	80	6 month Euribor + 2.5%	Accounts receivable
Hellenic Bank	Working capital	502	58	6 month Euribor + 3%	Accounts receivable
ATE Bank	Working capital	2,875	2,875	3 month Euribor + 3.5%	Customer contracts
ATE Factoring	AR factoring	502	132	1 month Euribor + 4%	Accounts receivable
HBDIC	Term loan/Due March 2010	57	57	6.00%	None
Bulbank	Working capital	147	136	11.75%	Accounts receivable
Proton Bank	Working capital	3,870	3,870	3 month Euribor + 3%	Secured by assets of Velti plc

Velti, plc

Notes to Consolidated Financial Statements (Continued)

Long-term debt:

Lender	Description / Term	Total Facility	Outstanding Amount	Interest Rate	Security/Covenant
		(in thousands)
Thor Luxembourg	Term facility/27 month term due September 2011	$9,978	$9,949	15% per annum	Various guarantees and securities; quantitative covenant
Thor Luxembourg	Term facility/due April 30, 2011	9,978	4,974	0% to June 30, 2010; 2.5% per month thereafter up to a maximum of 15% per annum	Various guarantees and securities; quantitative covenant
HSBC Bank plc	Bond loan/Due in full by September 2011	4,300	3,224	6 month Euribor + 3%	Unsecured; debt to EBITDA <=1.00
EFG — Eurobank Ergasias	Bond loan/Due April 2013	430	430	6 month Euribor + 2%	Personal guarantee
Total debt:		$52,645	$40,544

Future principal repayments under all debt arrangements as of December 31, 2010 are as follows:

Amount
(in thousands)
2011	$50,719
2012	552
2013	398
2014	—
2015 and beyond	19,904
Total	$71,573

Related Party Debt
On June 26, 2009, we entered into a facilities agreement (Facilities Agreement), as amended, with Thor Luxembourg S.à.r.L., or Thor, pursuant to which Thor advanced certain loans under three facilities. Included among the participants advancing funds pursuant to the Thor Facilities Agreement is Nicholas Negroponte, one of the members of our board of directors, in the amount of $500,000. The first facility, the "First Term Facility," is a 27 month $10.0 million term facility denominated in U.S. dollars, which was fully drawn down on June 30, 2009. This facility bears interest at 15% per annum. The second facility, the "Second Term Facility," is a 12 month term facility denominated in U.S. dollars, of an amount of $5.0 million (or such other amount agreed with Thor up to a maximum of $10.0 million). An initial $5.0 million was drawn down on the Second Term Facility in December 2009, with a further $5.0 million subsequently drawn on the Second Term Facility in January 2010. Until June 30, 2010, borrowings on the Second Term Facility did not accrue interest; on and after July 1, 2010, borrowings on the Second Term Facility accrue interest at the rate of 2.5% per month up to a maximum of 15% per annum. The third facility is a 21 month revolving facility made available to Velti S.A. denominated in Euro in a maximum amount of €2.75 million (approximately $3.7 million as of December 31, 2010). The third facility, which bears interest at 8.5% per annum, was fully drawn down as of December 31, 2010.
We have also agreed to pay Thor a one-time interest payment equal to 10% of each of the First Term Facility and Second Term Facility if, prior to January 15, 2012, we either have an equity or debt offering that results in gross proceeds to us of $25 million or more, or we undergo a change-in-control other than related to the listing of our ordinary shares for trading on a public stock exchange. Velti plc and various of its subsidiaries (excluding Velti S.A.) have provided guarantees and security over certain of their assets in favor of Thor. Velti S.A. has only provided security in respect of its obligations under the Facilities Agreement.
Subsequent to the completion of our public offering completed in January 2011, the Thor loans were repaid in full.

Velti, plc

Notes to Consolidated Financial Statements (Continued)

New Debt Financing
In April 2010, we revised the Second Term Facility to increase the maximum borrowings to $15.0 million and drew down an additional $5.0 million for a total outstanding loan balance of $15.0 million, with the full amount due on the earlier of our public offering and April 30, 2011.
In June 2010, we entered into an additional agreement with Thor Luxembourg S.a.r.L. as an aggregate $5.0 million extension to the Second Term Facility, and borrowed approximately $5.0 million under this facility in three months ended June 2010. The aggregate amount due under this extension was repaid as a result of our public offering in January 2011.
On August 31, 2010, we entered into a term loan facility with Black Sea Trade and Development Bank in the principal amount of €15.0 million (approximately $21.5 million) at an interest rate of 3 months Euribor + 6% per annum. The Black Sea facility is a senior five year term loan provided to Velti S.A., guaranteed by Velti plc and Velti Limited, and secured by a pledge on the shares of Velti S.A. and Velti Limited, and over a deposit account in which 15% of the outstanding loan balance must be maintained at all times. The loan is prepayable at our option on 30 days' prior notice, upon payment of a fee during the first two years of 2% of the principal amount being repaid, decreasing thereafter. We must maintain a net debt to operating EBITDA ratio on an annual basis of not more than 3.00 to 1; an EBIT to Net Interest Expense ratio on an annual and semi-annual basis of not less than 1.60 to 1, and a ratio of total liabilities to shareholders' equity on an annual and semi-annual basis of not more than 2.00 to 1.
Debt Discount
We issued 875,000 new shares to various parties directed by Thor in lieu of an arrangement fee. The price per share was set at £1.605, the price of our ordinary shares on AIM at the date of the loan agreements. We recorded the value of the shares ($2.3 million) as a debt discount and are amortizing the debt discount over the 27 month term of the loan as interest expense. In addition, we record origination and other debt issuance costs as a debt discount and are charging this to interest expense utilizing the effective interest rate method.
Secured Borrowings and Collateralized Receivables
We have transferred certain trade receivables to financial institutions that are accounted for as secured borrowings. The transferred receivables serve as collateral under the receivable sales facilities. The carrying value of the collateralized receivables approximates the carrying value of the equivalent secured borrowings.
As of December 31, 2010, we had pledged $10.7 million of our accounts receivable as security against long and short-term loans and issued a group guarantee for the long and short-term loan of $27.5 million. As of December 31, 2009, we had pledged $7.6 million of our accounts receivable as security against short-term loans and issued a group guarantee for the long and short-term loan of $16.1 million. The collateralized receivables are presented at their net present value. The interest rate implicit in the collateralized receivables was 6.0% and 8.0% as of December 31, 2010 and 2009. Proceeds from and payments on the secured borrowings are presented as components of cash flows from financing activities in the consolidated statements of cash flows. Reductions of secured borrowings are recognized as financing cash flows upon payment to the financial institution and operating cash flows from collateralized receivables are recognized upon customer payment of amounts due.
The average effective interest rates to finance our borrowing facilities as of December 31, 2010 ranged from 2.3% to 20%. The average effective interest rates to finance our borrowing facilities as of December 31, 2009 ranged from 5% to 6.4%.
Interest expense related to servicing of our borrowing facilities is summarized below:

Velti, plc

Notes to Consolidated Financial Statements (Continued)

	Year Ended December 31,
	2010	2009	2008
	(in thousands)
Interest expense:
Long-term bond loans	$3,649	$608	$181
Short-term loans	1,659	553	462
Finance costs on factoring of receivables	1,059	532	536
Other interest costs	256	360	125
Accretion of debt discount and deferred purchase consideration	1,576	367	—
Total interest expense	8,199	2,420	1,304
Less: Interest income	(130)	(50)	(149)
Net interest expense	$8,069	$2,370	$1,155

Debt Covenants
On December 31, 2010, we were not in compliance with a financial measurement covenant under our Facilities Agreement, as amended, with Thor Luxembourg S.à.r.L, or Thor. Thor, however, waived this covenant requirement through July 1, 2011. The outstanding balance has been repaid in full with the proceeds from our public offering in the U.S. subsequent to year end.
On December 31, 2010, we were also not in compliance with the the ratio of total liabilities to shareholders' equity covenant for the Black Sea facility, however with the proceeds raised from our public offering in the U.S. during January and the subsequent repayment of $51.1 million of short-term financing and long-term debt, the non-compliance was cured. In addition, Black Sea waived the covenant requirement through June 30, 2011.

Velti, plc

Notes to Consolidated Financial Statements (Continued)

12. Subsidiaries
Subsidiaries are consolidated from the date on which control is transferred to us. They are de-consolidated from the date that control ceases.
As of December 31, 2010, the following subsidiaries are consolidated in our consolidated financial statements:

Subsidiary name	Proportion held	Country of operation	Nature of activities
Velti Limited	100%	U.K.	Holding company
Velti DR Limited	100%	U.K.	Mobile marketing and advertising
Velti US Holdings, Inc.	100%	U.S.	Holding company
Velti North America, Inc.	100%	U.S.	Holding company
Velti North America Holdings, Inc.	100%	U.S.	Holding company
Velti USA, Inc.	100%	U.S.	Mobile marketing and advertising
Media Cannon, Inc.	100%	U.S.	Mobile marketing and advertising
Mobclix, Inc.	100%	U.S.	Mobile marketing and advertising
Velti S.A.	100%	Greece	Mobile marketing and advertising
Velti Center for Innovation S.A.	100%	Greece	Holding company
mPoint S.A.	50%	Greece	Location based services
Velti M-Telecom Limited	100%	U.K.	Holding Company
Velti EOOD	100%	Bulgaria	Mobile marketing and advertising
Velti Platforms and Services Limited	100%	Cyprus	Mobile marketing and advertising
Velti Mobile Marketing Technology LLC	100%	Russia	Mobile marketing and advertising
Velti Ukraine Mobile Marketing Services LLC	100%	Ukraine	Mobile marketing and advertising
Velti Services Ltd.	100%	British Virgin Islands	Mobile marketing and advertising
Velti Mobile Ltd.	100%	British Virgin Islands	Mobile marketing and advertising
Velti Services India Private Ltd.	100%	India	Incubator
Velti Holdings Cyprus Ltd.	100%	Cyprus	Incubator
Velti APAC PTE. Ltd	100%	Singapore	Mobile marketing and advertising
Velti Panama, Inc.	100%	Panama	Mobile marketing and advertising
Velti Mobile Value Added Services, Ltd.	100%	British Virgin Islands	Mobile marketing and advertising
Velti Mobile Platforms Ltd.	100%	British Virgin Islands	Mobile marketing and advertising

13. Income Taxes
For the majority of 2009, our country of domicile was the United Kingdom (U.K.); certain costs associated with our parent company, including legal and financing costs attributable to group activities, are allocated to the country of domicile, resulting in a disproportionate relationship between revenue generated in the U.K. and the geographic concentration of pre-tax income (loss) attributable to the U.K. Although our country of domicile is Jersey beginning in 2010, we expect that this disproportionate relationship will continue. We expect the costs of being a U.S. public company, as well as certain costs associated with our geographic expansion where for the benefit of the group, will continue to be allocated to our parent company.
The components of our income or (loss) before income taxes were as follows:

Velti, plc

Notes to Consolidated Financial Statements (Continued)

	Year Ended December 31,
	2010	2009	2008
	(in thousands)
U.K.	$(15,522)	$(11,824)	$(5,997)
Foreign	3,543	18,498	(282)
	$(11,979)	$6,674	$(6,279)

The components of the provision for income taxes are as follows:

	For the Year Ended December 31,
	2010	2009	2008
	(in thousands)
CURRENT
U.K.	$—	$—	$—
Foreign	1,230	393	10
Reserves	1,904	1	—
Total current provision	$3,134	$394	$10
DEFERRED
U.K	$—	$—	$—
Foreign	6,112	425	(316)
Reserves	(5,475)	(409)	280
Total deferred (benefit) provision	$637	$16	$(36)
Total (benefit) provision	$3,771	$410	$(26)

A reconciliation between the statutory income tax rates of our country of domicile and our effective tax rates as a percentage of income (loss) before income taxes is as follows:

	For the Year Ended December 31,
	2010	%	2009	%	2008	%
	(in thousands, except percentages)
Tax at country of domicile statutory rate	$(3,354)	(28.0)%	$1,869	28.0%	$(1,758)	(28.0)%
Foreign earnings at other than country of domicile statutory rates	(339)	(2.8)	(4,741)	(71.0)	(3,339)	(53.2)
Unrecognized tax benefits	3,853	32.2	1,397	20.9	3,577	57.0
Rate changes	17	0.1	206	3.1	18	0.3
Permanent items	14	0.1	735	11.0	541	8.6
Valuation allowance	3,580	29.9	944	14.1	935	14.9
	$3,771	31.5%	$410	6.10%	$(26)	(0.40)%

The foreign differential presented in the above rate reconciliation schedule is comprised of the difference between the statutory rate of our country of domicile and the local foreign tax rate for each tax jurisdiction where we conduct business, multiplied by the adjusted taxable earnings or losses of our foreign operations. For 2010, 2009 and 2008, respectively, the key components of our foreign differential are the taxable earnings and losses derived from our operations multiplied by the difference between the statutory rate of our country of domicile and local foreign tax rates, are as follows:

Velti, plc

Notes to Consolidated Financial Statements (Continued)

For the year ended December 31, 2010

Jurisdiction	UK Statutory Tax Rate	Local Foreign Tax Rate	Rate Differential	Taxable Earnings (Losses)	Foreign earnings at other than U.K. statutory rates
	(in thousands, except percentage)
Bulgaria	28%	10.0%	(18)%	$436	$(78)
Cyprus	28%	10.0%	(18)%	3,729	(671)
Greece	28%	24.0%	(4)%	27,957	(1,118)
USA	28%	35.0%	7%	(19,646)	(1,375)
Russia	28%	20.0%	(8)%	712	(57)
Ukraine	28%	25.0%	(3)%	889	(27)
Jersey	28%	—%	(28)%	(10,653)	2,983
British Virgin Islands	28%	—%	(28)%	(34)	10
India	28%	30.0%	2%	(154)	(3)
Panama	28%	27.5%	(0.5)%	307	(2)
Foreign earnings at other than U.K. statutory rates					$(339)

For the year ended December 31, 2009

Jurisdiction	UK Statutory Tax Rate	Local Foreign Tax Rate	Rate Differential	Taxable Earnings (Losses)	Foreign earnings at other than U.K. statutory rates
	(in thousands, except percentage)
Bulgaria	28%	10%	(18)%	$500	$(90)
Cyprus	28%	10%	(18)%	3,097	(557)
Greece	28%	25%	(3)%	9,998	(300)
USA	28%	35%	7%	(4,272)	(1,391)
Russia	28%	20%	(8)%	1,028	(82)
Ukraine	28%	25%	(3)%	(470)	14
British Virgin Islands	28%	—%	(28)%	8,357	(2,340)
India	28%	30%	2%	(31)	(1)
Panama	28%	30%	2%	290	6
Foreign earnings at other than U.K. statutory rates					$(4,741)

For the year ended December 31, 2008

Jurisdiction	UK Statutory Tax Rate	Local Foreign Tax Rate	Rate Differential	Taxable Earnings (Losses)	Foreign earnings at other than U.K. statutory rates
	(in thousands, except percentage)
Bulgaria	28%	10%	(18)%	$95	$(17)
Cyprus	28%	10%	(18)%	(3,394)	617
Greece	28%	25%	(3)%	(5,273)	173
USA	28%	35%	7%	(221)	(15)
Russia	28%	24%	(4)%	(5,193)	208
Ukraine	28%	25%	(3)%	(1,870)	56
British Virgin Islands	28%	—%	(28)%	15,573	(4,361)
Foreign earnings at other than U.K. statutory rates					$(3,339)

Velti, plc

Notes to Consolidated Financial Statements (Continued)

The components of the current and long-term deferred tax assets and liabilities, net, consist of the following:

	As of December 31,
	2010	2009
	(in thousands)
Current deferred tax assets:
Other	$—	$1
Total current deferred tax assets	—	1
Noncurrent deferred tax assets:
Accrued expenses and other	7,466	1,298
Depreciable assets	(434)	(434)
Deferred income	479	—
Net operating losses	6,761	2,068
Total noncurrent deferred tax assets	14,272	2,932
Valuation allowance	(7,220)	(2,466)
Deferred tax assets, net	7,052	466
Current deferred tax liabilities:
Accrued contract revenue	(6,744)	—
Total current deferred tax liabilities	(6,744)	—
Noncurrent deferred tax liabilities:
Intangible assets	(3,036)	—
Total noncurrent deferred tax liabilities	(3,036)	—
Deferred tax assets (liabilities), net	$(2,728)	$466

The increase in valuation allowance was $4.8 million, $944,000 and $935,000 during 2010, 2009 and 2008, respectively.
We had total net operating losses of $71.8 million, $31.9 million and $26.7 million, and $6.1 million as of December 31, 2010 2009, and 2008 respectively. These net operating losses carryforward are available to offset taxable income in the future and will expire in years 2011 through 2030.
We periodically evaluate the realizability of the deferred tax assets and recognize the tax benefit only as reassessment demonstrates that they are realizable. At such time, if it is determined that it is more likely than not that the deferred tax assets are realizable, the valuation allowance will be adjusted. As of December 31, 2010, management has determined that $7.1 million of deferred tax assets should be realizable in the future. A valuation allowance of $7.2 million was recorded in the U.K. and other significant foreign subsidiaries.

We have not provided for U.K. income taxes on the $31.0 million foreign unremitted earnings which are expected to be invested outside the U.K. indefinitely. In the unlikely event of a distribution of those earnings at some point in the future, we would be subject to U.K. income taxes and withholding taxes payable to the foreign countries where the foreign operations are located. The amount of unrecognized deferred income tax liability on those earnings would not be material to the financial statements due to anticipated use of a participation exemption in the U.K. in the amount of remitted earnings, as well as the ability to utilize U.K. tax net operating losses and foreign tax credits to offset income taxes.
Additionally, ASC 740-10 specifies that tax positions for which the timing of the ultimate resolution is uncertain should be recognized as long-term liabilities.
A reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows:

Velti, plc

Notes to Consolidated Financial Statements (Continued)

	As of December 31,
	2010	2009
	(in thousands)
Balance as of December 1	$5,692	$4,295
Gross increases — current period tax positions	1,949	1,397
Gross decreases — current period tax positions	—	—
Balance as of December 31	$7,641	$5,692

Our policy for deducting interest and penalties is to treat interest as interest expense and penalties as taxes. As of December 31, 2010, we had no amount accrued for the payment of interest and penalties related to unrecognized tax benefits.
We do not believe that the total amount of unrecognized tax benefits will significantly change within the next 12 months.
The following tax years are open to examination by major tax jurisdictions:
Bulgaria: 2005 - 2010
Cyprus: 2004 - 2010
Greece: 2010
United Kingdom: 2009 - 2010

14. Pension and Other Post-Retirement Obligations
We are required under Greek law to make a payment to employees on unfair dismissal or on attaining normal retirement age. The amount of the payment depends on the employees' monthly earnings (capped at €6,000 per month, or approximately $8,200) and a multiple which depends on length of service. The most recent independent actuarial valuation was carried out as of December 31, 2010. As of December 31, 2010 and 2009, our retirement benefits obligations were wholly unfunded.
The amounts included in our consolidated balance sheets arising from our obligations and plan assets in respect of our defined benefit retirement plans is as follows:

(in thousands)
Retirement benefits obligations as of January 1, 2008	$208
Income statement charge for the year	66
Foreign exchange differences	(13)
Retirement benefits obligations as of December 31, 2008	261
Income statement charge for the year	86
Foreign exchange differences	(1)
Retirement benefits obligations as of December 31, 2009	346
Income statement charge for the year	114
Foreign exchange differences	(13)
Retirement benefits obligations as of December 31, 2010	$447

The amounts recognized in the income statement are as follows:

Velti, plc

Notes to Consolidated Financial Statements (Continued)

	Year Ended December 31,
	2010	2009	2008
	(in thousands)
Current service cost	$119	$64	$57
Interest cost	15	10	6
Amortization of additional recognized gains	(1)	(3)	(13)
Additional termination benefit accruals	(19)	15	16
	$114	$86	$66

The principal actuarial assumptions used are as follows:

	2010	2009	2008
Weighted average discount rate	5.8%	5.1%	6.1%
Rate of compensation increase	4.0%	4.0%	4.0%

The benefits expected to be paid under the plan in the next ten years, as of December 31, 2010 are as follow:

Amount
(in thousands)
2011	$80
2012	96
2013	115
2014	138
2015	166
2016 to 2020	1,114

15. Commitments and Contingencies

(a)	Operating Lease Commitments
The future aggregate minimum lease payments under non-cancellable operating leases as of December 31, 2010 are as follows:

Amount
(in thousands)
2011	$2,756
2012	2,602
2013	2,324
2014	1,568
2015	901
Thereafter	2,767

Rent expense was $2.6 million, $2.3 million and $2.0 million during 2010, 2009 and 2008, respectively.

(b)	Guarantees and Indemnifications
ASC 460, Guarantees, requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the amount of obligations it assumes under that guarantee.
We periodically establish irrevocable bank guarantees in favor of a customer in connection with a campaign guaranteeing

Velti, plc

Notes to Consolidated Financial Statements (Continued)

minimum net revenue or covering costs of a campaign. As of December 31, 2010 and 2009, the aggregate amount of our outstanding commitments under such letters of guarantee was $1.1 million and $7.0 million, respectively. We accrue for known obligations when a loss is probable and can be reasonably estimated. There were no accruals for expenses related to our performance guarantees for any period presented.
As permitted under the laws of the Bailiwick of Jersey and the Republic of Ireland, and in accordance with our bylaws, we indemnify our officers and directors for certain events or occurrences, subject to certain limits, while the officer or director is or was serving at our request in such capacity. The maximum amount of potential future indemnification is unlimited; however, we maintain director and officer liability insurance that limits our exposure and may enable us to recover a portion of any future amounts paid. We believe the fair value for these indemnification obligations is immaterial. Accordingly, we have not recognized any liabilities relating to these obligations as of December 31, 2010 and 2009.

16. Ordinary Shares
Our authorized share capital consists of 100,000,000 ordinary share, nominal (par) value £0.05 per share. The ordinary shares confer voting rights and the right to receive profit as well as the right to our assets upon liquidation.
Velti plc is incorporated under the laws of the Bailiwick of Jersey, the Channel Islands. Our business was first organized in 2000 with the incorporation of Velti S.A., a company organized under the laws of Greece. Velti plc was formed on September 2, 2005 under the laws of England and Wales under the Companies Act 1985 as Brightmanner plc. On March 9, 2006, Brightmanner plc changed its name to Velti plc and on April 20, 2006, Velti plc acquired all of the issued share capital of Velti S.A. As a result, Velti plc (England and Wales), become the holding company of the Velti group.
On May 3, 2006, we were first admitted and trading commenced in our ordinary shares on the Alternative Investment Market of the London Stock Exchange, or AIM. In connection with the initial public offering and placement of ordinary shares, 10,000,000 new ordinary shares, nominal (par) value of £0.05 per share, were issued at a price of 100 pence per share, with net proceeds of $15.6 million.
In October 2007, we issued 3,580,000 additional ordinary shares, nominal (par) value £0.05 per share, at a price of 210 pence per share, with net proceeds of $14.6 million.
In October 2009, we issued 1,820,000 ordinary shares, nominal (par) value £0.05 per share, at a price of 160 pence per share to a group of institutional and other investors for net proceeds of $4.3 million.
In addition, we have awarded 100,394, 72,013 and 70,567 ordinary shares in 2010, 2009 and 2008, respectively, to our non-employee directors as part of their compensation for service as members of our board of directors. As of December 31, 2010, we have awarded 5,303,695 deferred share awards and 4,021,160 share options, of which 1,862,544 deferred share awards have settled.

17. Equity Incentive Plans
Our General Share Incentive Plan allows for the award of (i) share options, (ii) deferred share awards, (iii) conditional share awards and (iv) share appreciation rights. Only our employees and employee directors are eligible to participate in this plan. Subject to limits in our Articles of Association that are described below, there are no set limits on the number of ordinary shares reserved for issuance under our General Share Incentive Plan. Historically, all of our awards were under this plan. Vesting is allowed based on time-based or performance-based criteria. Historically, a significant majority of awards from this plan contained performance-based vesting over two fiscal years, with a maximum of 40% of the aggregate award vesting based upon performance in the first year and a maximum of 60% of the aggregate award vesting based upon performance in the second year.
Our 2009 U.S. Employee Share Incentive Plan allows for the award of: (i) incentive share options, (ii) non-qualified share options, (iii) restricted share awards and (iv) unrestricted share awards. Only our employees or employees of our affiliates are eligible to participate in this plan. The maximum number of shares which may be issued pursuant to awards made under the U.S. Employee Share Incentive Plan is 1,050,000 shares. Grants under this plan may use time-based or performance-based vesting.
Our 2009 U.S. Non-Employee Share Incentive Plan allows for the award of: (i) share options, (ii) restricted share awards and (iii) unrestricted share awards. Only our non-employee directors and consultants, and non-employee directors and consultants

Velti, plc

Notes to Consolidated Financial Statements (Continued)

of our affiliates, are eligible to receive awards under the U.S. Non-Employee Share Incentive Plan. The maximum number of shares which may be issued pursuant to awards made under the U.S. Non-Employee Share Incentive Plan is 50,000 shares. Grants under this plan may use time-based or performance-based vesting.
Our JV/NCA Company Share Incentive Plan is not available for new grants. Prior grant awards were made exclusively to employees of Ansible LLC, one of our joint ventures. The JV/NCA Company Share Incentive Plan allows for the award of: (i) share options, (ii) deferred share awards, (iii) conditional share awards and (iv) share appreciation rights.
All awards under these plans are in ordinary shares. The maximum number of shares which may be issued under all of these plans in the aggregate pursuant to awards made over the previous three years must not exceed 10% of our ordinary share capital.
Under the terms of our share incentive plans, shares are issued to a participant when the deferred share award vests in accordance with any vesting schedule specified in the award agreement following receipt by us of payment of the aggregate nominal (par) value of £0.05 per ordinary share. The deferred share award recipient is responsible for payment of this nominal (par) value and of all applicable taxes payable on the award. Historically, our deferred share awards have vested on the second anniversary of the date of grant. We first granted share options to employees in 2009. All of our share options have an exercise price equal to the market price of our ordinary shares on the date of grant and vest over four years at the rate of 25% per year on the anniversary of the date of grant.
As of June 30, 2010, we had exceeded the aggregate authorized number of shares available for grant under our equity incentive plans by 1,618,053 shares. On July 30, 2010, our shareholders approved an increase in the aggregate authorized number of shares available for grant under equity incentive plans and immediately thereafter we had 598,038 shares available for grant.

18. Share-Based Compensation
We have historically granted deferred share awards to our employees as part of our compensation package. In 2009, we began granting share options to our employees and consultants located in the U.S. in addition to deferred share awards. We also award fully vested ordinary shares as compensation to our non-executive directors in lieu of cash payments. We grant deferred share awards to our executive officers that may be subject to vesting based upon achievement of performance metrics as well as a minimum service period, normally two years.
Under our share incentive plans, shares are issued to a participant when the deferred share award vests in accordance with any vesting schedule specified in the award agreement following receipt of payment of the aggregate nominal (par) value of £0.05 per ordinary share. The deferred share award recipient is responsible for all applicable taxes payable on the award. Historically, our deferred share awards have vested on the second anniversary of the date of grant, based upon achievement of performance metrics as well as a minimum service period. We first granted share options to employees in 2009. All of our share options have an exercise price equal to the market price of our ordinary shares on the date of grant. Our shares typically vest over a four-year period at the rate of 25% per year on the anniversary of the date of grant, although during 2010 we awarded a number of share options that vest on the one year anniversary of the date of grant, subject to our completion of our public offering in the U.S. prior to the vesting date. We also periodically award share options or deferred share awards to consultants that vest over a two year period.
Deferred Share Awards
Details of our deferred share awards are as follows:

Velti, plc

Notes to Consolidated Financial Statements (Continued)

	Number of Shares	Weighted Average Exercise Price Per Share	Weighted Average Grant Date Fair Value Per Share	Weighted Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding as of January 1, 2008	1,574,000	$0.09 (£0.05)
Share awards granted	1,015,116	$0.10 (£0.05)	$2.30		$2,335
Forfeited	(242,240)	$0.09 (£0.05)
Vested deferred share awards	(692,860)	$0.09 (£0.05)			$2,196
Outstanding as of December 31, 2008	1,654,016	$0.10 (£0.05)		0.79	$2,627
Share awards granted	1,456,121	$0.08 (£0.05)	$2.32		$3,375
Forfeited or failed to vest	(421,371)	$0.09 (£0.05)
Vested deferred share awards	(533,400)	$0.10 (£0.05)			$779
Outstanding as of December 31, 2009	2,155,366	$0.09 (£0.05)		0.97	$6,162
Share awards granted	1,206,958	$0.07 (£0.05)	$6.39		$7,711
Forfeited or failed to vest	(670,056)	$0.09 (£0.05)
Vested deferred share awards	(636,284)	$0.10 (£0.05)			$3,283
Outstanding as of December 31, 2010	2,055,984	$0.08 (£0.05)		1.22	$13,850

For deferred share awards, the fair value on the date of grant approximates market value as the exercise price equals the nominal (par) value of £0.05 (remeasured into US Dollars on grant date) per ordinary share. The aggregate estimated grant date fair value therefore approximates the intrinsic value disclosed in the table above.
Included in the table above are deferred share awards that we awarded to prior employees of our now-terminated joint venture, Ansible Mobile LLC. We accounted for deferred share awards to employees of our joint venture in accordance with the recognition provisions of ASC 323-10-55, Accounting by an Investor for Stock-Based Compensation Granted to Employees of an Equity Method Investee, using a fair value approach. As the purchase price of par value is purely nominal, the Black-Scholes value of such award is indistinguishable from the intrinsic value which is used to value these awards. The fair value of these awards is subject to re-measurement over the vesting period at each reporting date based upon the share price at that time. During 2010, all of these awards were forfeited.
Stock Options
Details of stock option activity are as follows:

	Number of options	Weighted Average Exercise Price	Weighted Average Grant Date Fair Value	Weighted Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding as of January 1, 2009	—	—
Share options granted	985,573	$2.64	$1.60
Forfeited share options	(15,390)	$2.57
Outstanding as of December 31, 2009	970,183	$2.65		6.16	$565
Share options granted	3,035,587	$5.47	$3.45
Forfeited share options	(507,955)	$3.24
Exercised options	(4,995)	$2.66			$43
Outstanding as of December 31, 2010	3,492,820	$5.01		8.90	$10,140

There were 36,000 share options granted to non-employees of Velti, which are included in the table above. The fair value of these options is remeasured at each reporting date utilizing the share price at that time.

Velti, plc

Notes to Consolidated Financial Statements (Continued)

The aggregate estimated grant date fair value was $10.4 million and $1.6 million for options granted to employees during 2010 and 2009, respectively.
The following table summarizes information regarding our outstanding and exercisable options as of December 31, 2010:

	Outstanding			Exercisable
Range of Exercise Prices	Number of Option Shares	Weighted-Average Exercise Price per Share	Remaining Weighted-Average Contractual Term (Years)	Number of Option Shares	Weighted-Average Exercise Price Per Share	Aggregate Intrinsic Value
$2.57 - $4.69	686,303	$2.76	7.79	160,827	$2.65
$4.95 - $4.95	2,364,981	$4.95	9.09	8,790	$4.95
$6.26 - $7.88	109,536	$9.62	9.57	—	$—
$7.89 - $9.64	332,000	$9.45	9.69	—	$—
	3,492,820	$5.01	8.90	169,617	$2.77	$845

The fair value of our share options was estimated at the date of grant using the Black-Scholes model with the following assumptions:

	Year Ended December 31,
	2010	2009	2008
Share Options Valuation Assumptions
Expected volatility	60%	61%	—
Expected life in years	6.25	6.25	—
Risk free rate	2.5%	4%
Expected dividends	—%	—%	—

For share options, as we do not have sufficient historical information to develop reasonable expectations about future exercise patterns and post-vesting employment behavior, we estimate the expected term of options granted by taking the average of the vesting term and the contractual term of the options, referred to as the simplified method. We estimate the expected term of our share options using a blended volatility factor, which consists of our own share volatility from our trading history on AIM and the average volatility of similar companies in the technology industry. The risk-free interest rate assumption is based upon observed interest rates appropriate for the expected term of the deferred share award or share option. Expected dividends during the term of the options are based on our dividend policy. To date, no dividends have been declared or paid and none are expected to be declared or paid during the expected term. We estimated the forfeiture rate based on an historical personnel turnover rate of 10%.
During 2010, 2009 and 2008 we recognized total share-based payment expense under equity incentive plans for our employees (but excluding expense associated with awards to our non-executive directors) as follows:

	Year Ended December 31,
	2010	2009	2008
	(in thousands)
Datacenter and direct project	$443	$146	$177
General and administrative	2,613	186	212
Sales and marketing	2,231	473	734
Research and development	985	329	653
	$6,272	$1,134	$1,776

There was no recognized tax benefit recorded during 2010, 2009 or 2008 related to share-based payment compensation expense. As of December 31, 2010, there was $3.8 million, of total unrecognized compensation cost related to deferred share awards

Velti, plc

Notes to Consolidated Financial Statements (Continued)

awarded under our share incentive plans expected to be recognized over a weighted-average recognition period of 1.2 years. As of December 31, 2010, there was $5.2 million of total unrecognized compensation cost related to share options expected to be recognized over a weighted-average recognition period of 1.7 years.
In May 2010, we allowed for the vesting of certain deferred share awards granted to employees in 2008 whereby the vesting of these shares represents a change to the terms of the original performance vesting condition and is therefore subject to modification accounting under ASC 718. The modification was treated as an exchange of the original award for a new award. As the awards would not have vested under the original terms, the total compensation cost incurred for the modification is equal to the fair value of the new awards on the grant date. As a result of this modification, we recognized additional compensation expense of approximately $1.1 million during 2010.
19. Net Income (Loss) Per Share
Basic net income (loss) per share is calculated by dividing the profit attributable to equity holders by the weighted average number of ordinary shares outstanding during the year. Diluted net income per share is computed by including all potentially dilutive ordinary shares, deferred share awards and share options. For the years ended December 31, 2010 and 2008, deferred share awards and share options were not included in the computation of diluted net loss per share because the effect would have been antidilutive.
The following table presents the calculation of basic and diluted earnings per share:

	Year Ended December 31,
	2010	2009	2008
	(in thousands)
Net income (loss) attributable to Velti	$(15,669)	$6,455	$(6,130)
Weighted average number of ordinary shares outstanding	37,933	35,367	33,478
Plus: Incremental dilutive deferred share awards and share options	—	2,260	—
Weighted average number of ordinary shares including dilutive effect of outstanding share awards and options	37,933	37,627	33,478
Net income (loss) per share attributable to Velti:
Basic	$(0.41)	$0.18	$(0.18)
Diluted	$(0.41)	$0.17	$(0.18)

20. Related Party Transactions
Related Party Debt
On June 26, 2009, we entered into a facilities agreement (Facilities Agreement), as amended, with Thor Luxembourg S.à.r.L., or Thor, pursuant to which Thor advanced certain loans under three facilities. Included among the participants advancing funds pursuant to the Thor Facilities Agreement is Nicholas Negroponte, one of the members of our board of directors, in the amount of $500,000. The first facility, the "First Term Facility," is a 27 month $10.0 million term facility denominated in U.S. dollars, which was fully drawn down on June 30, 2009. This facility bears interest at 15% per annum. The second facility, the "Second Term Facility," is a 12 month term facility denominated in U.S. dollars, of an amount of $5.0 million (or such other amount agreed with Thor up to a maximum of $10.0 million). An initial $5.0 million was drawn down on the Second Term Facility in December 2009, with a further $5.0 million subsequently drawn on the Second Term Facility in January 2010. Until June 30, 2010, borrowings on the Second Term Facility did not accrue interest; on and after July 1, 2010, borrowings on the Second Term Facility accrue interest at the rate of 2.5% per month up to a maximum of 15% per annum. The third facility is a 21 month revolving facility made available to Velti S.A. denominated in Euro in a maximum amount of €2.75 million (approximately $3.7 million as of December 31, 2010). The third facility, which bears interest at 8.5% per annum, was fully drawn down as of December 31, 2010.
The Thor loans were repaid in full with the proceeds of our public offering completed in January 2011.

Velti, plc

Notes to Consolidated Financial Statements (Continued)

Transactions with Equity Method Investments
Velti Center for Innovation S.A. Velti Center for Innovation, a wholly-owned subsidiary of ours, or VCI, was incorporated for the sole purpose of participating in the EU sponsored program active from 2004 to 2008, which is administered by the General Secretariat of Research and Development of Greece. Under this agreement, VCI was established to develop start up enterprises in Greece to develop innovative technologies that will be served by a common architecture. The enterprises include Amplus S.A., Evorad S.A., Tagem S.A., mPoint S.A. and N-Squared S.A. During 2010, 2009 and 2008 we had the following transactions with these related parties.
We eliminate unrealized gains and losses on transactions between us and our equity method investments. US GAAP requires these eliminations, however where they are eliminated is based on the facts and circumstances of the transactions. We have elected to record these gains or losses as non-operating loss from equity method investments based on the nature of the transactions, which is one of the acceptable methods.  During 2010, this resulted in an additional loss from equity method investments of $2.8 million. During 2009 and 2008, there were no significant unrealized gains or losses from these type of transactions.
Evorad S.A.
VCI S.A. holds 49% of the share capital of Evorad S.A.

	Year ended December 31,
	2010	2009	2008
	(in thousands)
Sales to Evorad S.A.	$—	$84	$127
Invoiced to Evorad S.A. for services rendered	$50	$238	$171
Purchases from Evorad S.A.	$—	$424	$—

	As of December 31,
	2010	2009
	(in thousands)
Trade receivables from Evorad S.A.	$47	$126
Other receivables from Evorad S.A.	$501	$265
Trade payables to Evorad S.A.	$—	$520

Amplus S.A.
Chris Kaskavelis, our Chief Operating Officer, and Menelaos Scouloudis, our Chief Commercial Officer, are members of the board of Amplus S.A. VCI S.A. holds 21.7% of the share capital of Amplus S.A.

	Year ended December 31,
	2010	2009	2008
	(in thousands)
Sales to Amplus S.A.	$17	$17	$77
Invoiced to Amplus S.A. for services rendered	$67	$85	$109
Purchases from Amplus S.A.	$288	$142	$47

Velti, plc

Notes to Consolidated Financial Statements (Continued)

	As of December 31,
	2010	2009
	(in thousands)
Trade receivables from Amplus S.A.	$—	$77
Other receivables from Amplus S.A.	$—	$—
Trade payables to Amplus S.A.	$360	$—

Tagem S.A.
VCI S.A. holds one-half of the share capital of Tagem S.A.

	Year ended December 31,
	2010	2009	2008
	(in thousands)
Sales to Tagem S.A.	$1,914	$365	$—
Invoiced to Tagem S.A. for services rendered	$46	$77	$81
Purchases from Tagem S.A.	$465	$425	$—

	As of December 31,
	2010	2009
	(in thousands)
Trade receivables from Tagem S.A.	$1,383	$171
Other receivables from Tagem S.A.	$—	$595
Trade payables to Tagem S.A.	$—	$507

Digital Rum S.A.
We purchased all of the share capital of Evertown Limited, a newly formed company, which subsequently changed its name to Velti DR Limited. The Company provided a loan to Evertown Limited in order for Evertown Limited to purchase the assets of Digital Rum S.A. VCI, a subsidiary of the Group, holds 50% of the share capital of Digital Rum S.A.

	Year ended December 31,
	2010	2009	2008
	(in thousands)
Sales to Digital Rum S.A.	$4,021	$2,100	$—
Invoiced to Digital Rum S.A. for services rendered	$82	$36	$38
Purchases from Digital Rum S.A.	$3,080	$244	$—

Velti, plc

Notes to Consolidated Financial Statements (Continued)

	As of December 31,
	2010	2009
	(in thousands)
Trade receivables from Digital Rum S.A.	$2,300	$50
Other receivables from Digital Rum S.A.	$—	$153
Trade payables to Digital Rum S.A.	$101	$298

N-Squared S.A.
VCI S.A. holds one-half of the share capital of N-Squared S.A.

	Year ended December 31,
	2010	2009	2008
	(in thousands)
Sales to N-Squared S.A.	$—	$—	$—
Invoiced to N-Squared S.A. for services rendered	$23	$50	$34
Purchases from N-Squared S.A.	$—	$82	$3

	As of December 31,
	2010	2009
	(in thousands)
Trade receivables from N-Squared S.A.	$11	$—
Other receivables from N-Squared S.A.	$217	$217
Trade payables to N-Squared S.A.	$63	$130

21. Subsequent Events
On January 28, 2011 we completed our initial public offering on the NASDAQ Global Select Market. We sold 12,500,000 of our ordinary shares at $12 per share, resulting in net proceeds of approximately $135.0 million after underwriting discounts and expenses. We have used $51.1 million of these proceeds to repay the majority of our outstanding short-term financing and long-term debt.
We have evaluated subsequent events for recognition or disclosure through the date on which the accompanying consolidated financial statements being presented were issued as part of this annual report, and not beyond that date.

Velti, plc
Schedule II
Valuation and Qualifying Accounts

	Balance at Beginning of Year	Additions and Charges to Expenses	Write-offs and Deductions	Total
	(in thousands)
Allowance for doubtful accounts receivable:
Year ended December 31, 2010	$135	$10	$(10)	$135
Year ended December 31, 2009	$131	$4	$—	$135
Year ended December 31, 2008	$129	$2	$—	$131
Deferred tax valuation allowance:
Year ended December 31, 2010	$2,466	$4,759	$—	$7,225
Year ended December 31, 2009	$1,522	$944	$—	$2,466
Year ended December 31, 2008	$587	$935	$—	$1,522