Form 20-F
period 2011-12-31
Velti plc
filed 2012-04-26
CIK 1490412

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________
FORM 20-F
____________________

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
 For the fiscal year ended December 31, 2011
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
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the Company's classes of capital or ordinary stock as of the close of the period covered by the annual report: 61,790,985 ordinary shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Act of 1934.  Yes  ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.  Yes ☑ No ☐

 Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes      ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

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
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE.
 Not applicable.
ITEM 3. KEY INFORMATION
3.A.  Selected Financial Data

We have derived the consolidated statement of operations data for the years ended December 31, 2011, 2010 and 2009 and the consolidated balance sheet data as of December 31, 2011 and 2010 from our audited consolidated financial statements, which are included elsewhere in this annual report. We have derived the consolidated statements of operations data for the years ended December 31, 2008 and 2007 the consolidated balance sheet data as of December 31, 2008 and 2007 from our audited consolidated financial statements, which are not included in this annual report.
Our historical results are not necessarily indicative of the results to be expected in any future period and should be read in conjunction with “Operating and Financial Review and Prospects,” and our consolidated financial statements and related notes included elsewhere in this annual report.

	Year Ended December 31,
	2011	2010	2009	2008	2007
Consolidated Statements of Operations Data:	(in thousands)
Revenue	$189,202	$116,269	$89,965	$62,032	$16,394
Costs and expenses:
Third‑party costs	53,901	36,658	27,620	32,860	2,437
Datacenter and direct project costs	17,952	6,312	4,908	8,660	2,863
General and administrative expenses	45,258	22,484	17,387	6,660	4,075
Sales and marketing expenses	37,733	23,049	15,919	8,245	5,812
Research and development expenses	13,060	7,840	3,484	1,884	1,662
Acquisition related and other charges	10,390	5,364	—	—	—
Depreciation and amortization	20,900	12,131	9,394	4,231	3,013
Total costs and expenses	199,194	113,838	78,712	62,540	19,862
Income (loss) from operations	(9,992)	2,431	11,253	(508)	(3,468)
Interest expense, net	(7,389)	(8,069)	(2,370)	(1,155)	(338)
Income (loss) from foreign currency transactions	6,200	(1,726)	14	(1,665)	(154)
Other expenses	(49)	—	—	(495)	—
Income (loss) before income taxes, equity method investments and non-controlling interest	(11,230)	(7,364)	8,897	(3,823)	(3,960)
Income tax (expense) benefit	(3,808)	(3,771)	(410)	26	198
Loss from equity method investments	(200)	(4,615)	(2,223)	(2,456)	(656)
Net income (loss)	(15,238)	(15,750)	6,264	(6,253)	(4,418)
Income (loss) attributable to non-controlling interest	130	(81)	(191)	(123)	(224)
Net income (loss) attributable to Velti	$(15,368)	$(15,669)	$6,455	$(6,130)	$(4,194)
Net income (loss) per share attributable to Velti(1):
Basic	$(0.28)	$(0.41)	$0.18	$(0.18)	$(0.14)
Diluted	$(0.28)	$(0.41)	$0.17	$(0.18)	$(0.14)
Weighted average number of shares outstanding for use in computing(1):
Basic net income per share	55,865	37,933	35,367	33,478	29,751
Diluted net income per share	55,865	37,933	37,627	33,478	29,751

(1)	See Note 15 to our consolidated financial statements attached to this annual report for an explanation of the method used to calculate basic and diluted net income (loss) per share.

	As of December 31,
	2011	2010	2009	2008	2007
Consolidated Balance Sheet Data:	(in thousands)
Cash and cash equivalents	$75,765	$17,354	$19,655	$14,321	$16,616
Working capital	180,259	(3,816)	22,847	6,875	23,284
Total assets	481,531	209,168	122,058	72,474	49,786
Total debt	9,740	70,115	38,861	17,420	2,505
Total shareholders' equity	297,491	36,269	46,936	30,179	34,135

We present certain non-GAAP financial measures as a supplemental measure of our performance. These non-GAAP financial measures are not a measure of financial performance or liquidity calculated in accordance with accounting principles generally accepted in the U.S., referred to herein as GAAP, and should be viewed as a supplement to, not a substitute for, our results of operations presented on the basis of GAAP. Reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measures are detailed in the table below.

	Year ended December 31,
	2011	2010	2009
Non-GAAP Measures:	(in thousands except per share amounts)
Adjusted net income	$29,005	$3,023	$11,053
Adjusted EBITDA	$53,077	$27,198	$24,727

Adjusted net income per share - basic	$0.52	$0.08	$0.31
Adjusted net income per share - diluted	$0.50	$0.07	$0.29

Our non-GAAP measures should be read in conjunction with the corresponding GAAP measures. These non-GAAP financial measures have limitations as an analytical tool and you should not consider them in isolation from, or as a substitute for, analysis of our results as reported in accordance with GAAP.
We define adjusted net income (loss) by excluding foreign exchange gains or losses, share-based compensation expense, non-recurring and acquisition related expenses, deferrals of net profits of our equity method investments related to transactions with us, and acquisition-related depreciation and amortization.
We define adjusted EBITDA by excluding from adjusted net income (loss), gains or losses from our equity method investments, the remaining depreciation and amortization, the provision for income taxes, net interest expense, and other income.
Adjusted net income (loss) and adjusted EBITDA are not necessarily comparable to similarly-titled measures reported by other companies.
Adjusted income (loss) per share is adjusted net income (loss) divided by diluted shares outstanding.
We believe these non-GAAP financial measures are useful to management, investors and other users of our financial statements in evaluating our operating performance because these financial measures are additional tools to compare business performance across companies and across periods. We believe that:

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
The following is an unaudited reconciliation of adjusted EBITDA to net income (loss) before non-controlling interest, the most directly comparable GAAP measure, for the periods presented:

	Year Ended December 31,
	2011	2010	2009
Reconciliation to adjusted EBITDA:	(in thousands except per share amounts)
Net income (loss) before non-controlling interest	$(15,238)	$(15,750)	$6,264
Adjustments:
Foreign exchange (gains) losses	(6,200)	1,726	(14)
Non-cash share based compensation (1)	27,627	6,272	1,292
Non-recurring and acquisition-related expenses (2)	16,321	6,364	2,788
Loss from equity method investments (3)	1,888	2,776	—
Depreciation and amortization - acquisition related	4,607	1,635	723
Adjusted net income	$29,005	$3,023	$11,053
Loss (gain) from equity method investments - other	(1,688)	1,839	2,223
Depreciation and amortization - other	16,293	10,496	8,671
Income tax expense	3,808	3,771	410
Interest expense, net	5,610	8,069	2,370
Other expense	49	—	—
Adjusted EBITDA	$53,077	$27,198	$24,727

Adjusted net income per share - basic	$0.52	$0.08	$0.31

Adjusted net income per share - diluted	$0.50	$0.07	$0.29

Basic shares	55,865	37,933	35,367

Diluted shares	58,071	40,382	37,627

(1) In March 2011, certain performance-based deferred share awards granted to employees in 2009 were approved for vesting. The performance metrics of these awards were set at the time of grant based on then current projections of company performance under IFRS for 2009 and 2010. These metrics did not contemplate our conversion to US GAAP, the impact of acquisitions completed during 2009 and 2010, or the impact on our results of preparing for and completing our US public offering. Due to the judgment required to reconcile actual company performance with the original metrics, it was determined that any vesting would be required to be treated as a modification under the guidance in ASC 718. This required the fair value of the awards to be remeasured on the vesting approval date, with the incremental fair value charged to expense over the remaining vesting period. As a result, we recognized additional compensation expense of approximately $10.5 million during the year ended December 31, 2011. Similarly, in May 2010, we allowed for the vesting of certain deferred share awards granted to employees in 2008 under IFRS based on then current projections of company performance under IFRS for 2008 and 2009. As a result of this modification, we recognized additional compensation expense of approximately $1.1 million during year ended December 31, 2010. Share based expenses were included in the consolidated statements of operations as follows:

	Year Ended December 31,
	2011	2010	2009
	(in thousands)
Datacenter and direct project	$3,549	$443	$146
General and administrative	11,735	2,613	344
Sales and marketing	8,288	2,231	473
Research and development	4,055	985	329
	$27,627	$6,272	$1,292

(2) Non-recurring and acquisition-related expenses in 2011 included primarily expenses to complete acquisitions, impairment of certain intangible assets following acquisitions in the fourth quarter, interest expense to recognize the remaining debt discount upon repayment of certain loan facilities, interest expense related to a lender fee in connection with our IPO, and other non-recurring items offset by the reversal of a one-time tax liability related to pre-IPO performance share awards that were released to employees in 2010. Non-recurring and acquisition-related expenses in 2010 included primarily acquisition-related expenses incurred related to our previous acquisitions in the amount of $5.4 million and a one-time tax liability accrual related to pre-public offering performance share awards that were released to employees in 2010 in the amount of $1.0 million. Non-recurring expenses in 2009 included general and administrative expenses with respect to our redomiciliation exercise and professional fees associated with our consideration of corporate opportunities.
(3) Loss (gain) from equity method investments represents deferral of our equity investments' net profits related to transactions with Velti.
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
We have made several acquisitions, including the acquisition of Casee in January 2012, Mobile Interactive Group Ltd., or MIG, in November 2011, and Air2Web, Inc., or Air2Web, in October 2011 . These, and any future acquisitions that we make, involve numerous risks, any of which could harm our business, including:

•	difficulties in integrating the operations, technologies, services and personnel of acquired businesses;

•	cultural challenges associated with integrating employees from the acquired business into our organization;

•	ineffectiveness or incompatibility of acquired technologies or services;

•	additional financing required to make contingent payments;

•	potential loss of key employees of acquired businesses;

•	inability to maintain the key business relationships and the reputations of acquired businesses;

•	diversion of management's attention from other business concerns;

•
inability to maintain our standards, controls, procedures and policies, which could affect our ability to receive an unqualified attestation from our independent accountants regarding management's required assessment of the effectiveness of our internal control structure and procedures for financial reporting;

•	litigation for activities of the acquired business, including claims from terminated employees, customers, former shareholders or other third parties;

•
in the case of foreign acquisitions, the need to integrate operations across different cultures and languages and to address the particular economic, currency, political and regulatory risks associated with specific countries;

•	failure to successfully further develop the acquired technologies; and

•	increased fixed costs.

We expect that in the future we will evaluate additional acquisitions or make investments in other businesses, or acquire individual products and technologies. Any future acquisition or investment may require us to use significant amounts of cash, issue potentially dilutive equity securities or incur debt.
We may fail to realize some or all of the anticipated benefits of our acquisitions which may adversely affect our financial performance and the value of our ordinary shares.
We continue to integrate our acquired companies, including CASEE, Mobclix, Air2Web, and MIG into our existing operations. These integrations have required and will continue to require significant efforts, including the coordination of future product development and sales and marketing efforts, as well as resources and management's time and efforts. The success of each of these acquisitions will depend, in part, on our ability to realize the anticipated benefits from combining their products and services into ours, and expanding our customer base by increasing the products and services we can provide to our existing and new customers as well as to the customers of the acquired companies. We also must retain key employees from the acquired businesses, as well as retain and motivate our existing executives and other key employees. If we are not able to successfully combine the acquired businesses with our existing operations and integrate our respective operations, technologies and personnel within the anticipated time frame, or at all, the anticipated benefits of the acquisitions may not be realized fully or at all or may take longer to realize than expected and the value of our ordinary shares may be adversely affected. It is possible that the integration process could result in the loss of key employees and other senior management, result in the disruption of our business or adversely affect our ability to maintain relationships with customers, suppliers, distributors and other third parties, or to otherwise achieve the anticipated benefits of each acquisition.
We may need to raise additional capital to grow our business, and we may not be able to raise capital on terms acceptable to us or at all.
The operation of our business and our efforts to grow our business further will require significant cash outlays and commitments, and we may need to borrow additional funds to support our continued growth. We believe that our existing working capital will be sufficient to fund our working capital requirements, capital expenditures and operations for at least the next 12 months. We have based this estimate on assumptions that may prove to be wrong, and it is possible that we could utilize our available financial resources sooner than we currently expect. The timing and amount of our cash needs may vary significantly depending on numerous factors, including but not limited to:

•	market acceptance of our mobile marketing and advertising services;

•	the need to adapt to changing technologies and technical requirements;

•	the need to adapt to changing regulations requiring changes to our processes or platform; and

•	the existence of opportunities for expansion.

If our existing working capital, is not sufficient to meet our cash requirements, we will need to seek additional capital, potentially through debt, or other equity financings, to fund our growth. We may not be able to raise cash on terms acceptable to us or at all. Financings, if available, may be on terms that are dilutive to our shareholders, and the prices at which new investors would be willing to purchase our securities may be lower than the current price of our ordinary shares. The holders of new securities may also receive rights, preferences or privileges that are senior to those of existing holders of our ordinary shares. If new sources of financing are required but are insufficient or unavailable, we would be required to modify our growth and operating plans to the extent of available funding, which could harm our ability to grow our business.
Our days sales outstanding, or DSOs, may fluctuate significantly from quarter to quarter. Deterioration in DSOs results in a delay in the cash flows we generate from our customers, which could have a material adverse impact on our financial condition and the results of our operations.
The mobile advertising and marketing industry has historically been subject to seasonal fluctuations in demand, with a significant amount of the activity occurring in the second half of the year. In addition, a significant amount of our business is conducted in emerging markets. Typically payment terms in these regions are longer than payment terms in our other markets. These emerging markets have under‑developed legal systems for securing debt and enforcing collection of debt. While we qualify customers that we do business with, their financial positions may change adversely over the longer time period given for payment.
The effect of the seasonality in our business and the longer payment terms, combined with differences in the timing of invoicing and revenue recognition, has in the past and may in the future result in an increase in our DSOs and in our accrued contract receivables. Any increase in our DSOs, or any delay in the conversion of our accrued contract receivables to trade receivables, could have a material adverse impact on our cash flows and working capital, as well as on our financial condition and the results of our operations.
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
Our business activities involve the use, transmission, transfer, sharing and storage of information as to which we may have various obligations, including information that may be considered confidential, personal or sensitive, and that may be subject to laws that apply to privacy, data protection and security breaches. Our efforts may not prove to be sufficient to protect the security, integrity and confidentiality of the information we collect and store, and there is no guarantee that inadvertent or unauthorized disclosure will not occur or that third parties will not gain unauthorized access to this information despite our efforts. If such unauthorized disclosure or access does occur, we may be required, under existing and proposed laws or contractual obligations, to notify parties whose information was disclosed or accessed and/or relevant government agencies. We may also be subject to claims of breach of contract or violation of privacy or data protection laws for such disclosure, investigation, penalties or fines by regulatory authorities; and potential claims by parties whose information was disclosed or accessed. The unauthorized disclosure of or access to information may result in the termination of one or more of our commercial relationships and/or a reduction in customer confidence and usage of our services. We may also be subject to litigation alleging the improper collection use, access, transfer, sharing, transmission or storage of confidential information, which could damage our reputation among our current and potential clients, require significant expenditures of capital and other resources and cause us to lose business and revenue.
The global nature of our business subjects us to additional costs and risks that can adversely affect our operating results.
We have offices in multiple countries around the world and we derive a substantial majority of our revenue from, and have a significant portion of our operations outside of the U.S. Compliance with U.S. and foreign country laws and regulations that apply to our international operations increases our cost of doing business. These laws and regulations include U.S. laws such as the Foreign Corrupt Practices Act, and local laws and guidance which also prohibit certain payments to governmental officials and other parties, data protection and security requirements, consumer privacy and protection laws, labor relations laws, tax laws, anti-competition regulations, import and trade restrictions and export requirements. Violations of these laws and regulations could result in fines, criminal sanctions against us, our officers or our employees, and prohibitions on the conduct of our business. Any such violations could result in prohibitions on our ability to offer our products and services in one or more countries, could delay or prevent potential acquisitions and could also materially damage our reputation, our brand, our international expansion efforts, our ability to attract and retain employees, our business and our operating results. Our success depends, in part, on our ability to anticipate these risks and manage these compliance obligations and potential difficulties. We monitor our international operations and investigate allegations of improprieties relating to transactions and the way in which such transactions are recorded. Where circumstances warrant, we provide information and report our findings to government authorities, but no assurance can be given that action will not be taken by such authorities.
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
Our success depends, in part, upon us and our customers not infringing upon intellectual property rights owned by others and being able to resolve claims of intellectual property infringement without major financial expenditures or adverse consequences. The mobile telecommunications industry generally is characterized by extensive intellectual property litigation. Although our technology is relatively new and our industry is rapidly evolving, many participants that own, or claim to own, intellectual property historically have aggressively asserted their rights. For example, we recently were sued in the United States District Court for the District of Delaware by Augme Technologies, Inc. or Augme, alleging infringement of three patents held by Augme. We have also received letters on behalf of certain customers notifying us that the customer had received third party communications alleging that certain applications of the customer infringed the patent rights of the third party, and in turn, alleging that we are obligated to indemnify the customer relating to these matter as the claim allegedly relates to services that we provide to the customer. Each of these matters is in an early stage, and we cannot determine with certainty whether this or any other existing or future third party intellectual property rights would require us to alter our technologies, obtain licenses or cease certain activities.
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
We rely primarily on a combination of patent laws, trademark laws, copyright laws, trade secrets, confidentiality procedures and contractual provisions to protect our proprietary technology. As of March 31, 2012, we had five issued patents and 21 pending patent applications on file. However, any future patents that may issue may not survive a legal challenge to their scope, validity or enforceability, or provide significant protection for us. The failure of our patents, or our reliance upon copyright and trade secret laws to adequately protect our technology might make it easier for our competitors to offer similar products or technologies. In addition, patents may not issue from any of our current or any future applications.
Monitoring unauthorized use of our intellectual property is difficult and costly. Our efforts to protect our proprietary rights may not be adequate to prevent misappropriation of our intellectual property. Further, we may not be able to detect unauthorized use of, or take appropriate steps to enforce, our intellectual property rights. Our competitors may also independently develop similar technology. In addition, the laws of many countries, including countries where we conduct business such as China and India, do not protect our proprietary rights to as great an extent as do the laws of European countries and the U.S. Further, the laws in the U.S. and elsewhere change rapidly, and any future changes could adversely affect us and our intellectual property. Any failure by us to meaningfully protect our intellectual property could result in competitors offering products that incorporate our most technologically advanced features, which could seriously reduce demand for our mobile marketing services. In addition, we may in the future need to initiate infringement claims or litigation. Litigation, whether we are a plaintiff or a defendant, can be expensive, time-consuming and may divert the efforts of our technical staff and managerial personnel, which could harm our business, whether or not such litigation results in a determination favorable to us. Further, litigation is inherently uncertain, and thus we may not be able to stop our competitors from infringing upon our intellectual property rights.
We may not be able to enhance our mobile marketing and advertising platform to keep pace with technological and market developments, or to remain competitive against potential new entrants in our markets.
The market for mobile marketing and advertising services is emerging and is characterized by rapid technological change, evolving industry standards, frequent new product introductions and short product life cycles. Our technology platform, Velti mGage, or future solutions we may offer, including technology platforms acquired from Mobclix, Air2Web or MIG, may not be acceptable to marketers and advertisers. To keep pace with technological developments, differentiate ourselves from our competitors, satisfy increasing customer requirements and achieve acceptance of our marketing and advertising campaigns, we will need to enhance our current mobile marketing and advertising solutions and continue to develop and introduce on a timely basis new, innovative mobile marketing and advertising services offering compatibility, enhanced features and functionality on a timely basis at competitive prices. Our inability, for technological or other reasons, to enhance, develop, introduce and deliver compelling mobile marketing services in a timely manner, or at all, in response to changing market conditions, technologies or customer expectations could have a material adverse effect on our operating results or could result in our mobile marketing and advertising platform becoming obsolete. Our ability to compete successfully will depend in large measure on our ability to maintain a technically skilled development and engineering staff and to adapt to technological changes and advances in the industry, including providing for the continued compatibility of our mobile marketing and advertising platform with evolving industry standards and protocols. In addition, as we believe the mobile marketing market is likely to grow substantially, other companies which are larger and have significantly more capital to invest than us may emerge as competitors. For example, in May 2010, Google, Inc. acquired Admob, Inc.; in January 2010, Apple, Inc. acquired Quattro Wireless, Inc.; in April 2011, Motricity, Inc. acquired Adenyo, Inc.; and Singapore Telecommunications Limited, or SingTel, announced its intention to acquire Amobee, Inc., in March 2012. New entrants could seek to gain market share by introducing new technology or reducing pricing. This may make it more difficult for us to sell our products and services, and could result in increased pricing pressure, reduced profit margins, increased sales and marketing expenses or the loss of market share or expected market share, any of which may significantly harm our business, operating results and financial condition.
We do not have multi-year agreements with many of our customers and we may be unable to retain key customers, attract new customers or replace departing customers with customers that can provide comparable revenue.
Our success requires us to maintain and expand our current, and develop new, customer relationships. Most of our contracts with our customers do not obligate them to long-term purchasing of our services. We cannot assure shareholders that our customers will continue to use our products and services or that we will be able to replace, in a timely or effective manner, departing customers with new customers that generate comparable revenue. Further, we cannot assure shareholders that we will continue to generate consistent amounts of revenue over time. Although none of our customers represented 10% or more of our revenues in the year ended December 31, 2011, if a major customer represents a significant portion of our business, the decision by such customer to materially reduce or to cease purchasing our products and services could cause our revenue to be adversely affected. Our failure to develop and sustain long-term relationships with our customers could materially affect our operating results.
Our customer contracts lack uniformity and often are complex, which subjects us to business and other risks.
Our customers include some of the largest wireless carriers and brands which have substantial purchasing power and negotiating leverage. As a result, we typically negotiate contracts on a customer-by-customer basis and our contracts lack uniformity and are often complex. Sometimes short-form insertion orders, purchase orders or work orders are used to document business relationships and these short-form documents may lack some of the protections we might otherwise seek in more detailed forms of contracts. We frequently rely on third parties, such as mobile app publishers, to have the authority to meet their obligations to us, including without limitation the authority to share or transfer consumer data with or to us in compliance with applicable laws and self-regulatory rules and without liability to the consumer or third parties. It is possible that some of these third parties will fail to comply with law or self-regulatory rules, or their own policies or representations, or otherwise expose us to claims as a result of their acts or omissions. Further, we may lack a meaningful ability to be indemnified by some of them in such instances. If we are unable to effectively negotiate, document, enforce and account and bill in an accurate and timely manner for contracts with our key customers or obtain and enforce meaningful indemnities from those with whom we do business, that expose us to risk or liability, our business and operating results may be adversely affected. In addition, we could be unable to timely recognize revenue from contracts that are not managed effectively and this would further adversely impact our financial results.
We have contractual indemnification obligations to most of our customers. If we are required to fulfill our indemnification obligations (e.g. relating to third party content property, claims or operating systems or compliance with laws) that we provide to our customers, we intend to seek indemnification from our suppliers, vendors and content providers to the full extent of their responsibility. Even if the agreement with such supplier, vendor or content provider contains an indemnity provision, it may not cover a particular claim or type of claim or may be limited in amount or scope or the indemnifying party may lack the financial ability or insurance coverage to fulfill their indemnity obligations. As a result, we may not have sufficient indemnification from third parties to cover fully the amounts or types of claims that might be made against us. In addition, we have contractual indemnification obligations to most of our customers relating to the products and services that we provide, including indemnification for infringing technology and compliance with applicable law and self-regulatory rules, and we may have an obligation to our customers for damages under these indemnification provisions. Any significant indemnification obligation to our customers could have a material adverse effect on our business, operating results and financial condition.
Our sales efforts require significant time, expense and effort and could hinder our ability to expand our customer base and increase revenue.
Attracting new customers requires substantial time and expense and we cannot assure that we will be successful in establishing new relationships, or maintaining or advancing our current relationships. For example, it may be difficult to identify, engage and market to customers who do not currently perform mobile marketing or advertising or are unfamiliar with our current services or platform. Further, many of our customers typically require input from one or more internal levels of approval. As a result, during our sales effort, we must identify multiple people involved in the purchasing decision and devote a sufficient amount of time to presenting our products and services to those individuals. The newness and complexity of our services, and the flexibility of our pricing model, often requires us to spend substantial time and effort assisting potential customers in evaluating our products and services including providing demonstrations and benchmarking against other available technologies. This process can be costly and time consuming. We expect that our sales process will become less burdensome as our products and services become more widely known and used. However, if this change does not occur, we will not be able to expand our sales effort as quickly as anticipated and our sales will be adversely affected.
Our services are provided on mobile communications networks that are owned and operated by third parties who we do not control and the failure or security breach of any of these networks would adversely affect our ability to deliver our services to our customers.
Our mobile marketing and advertising platform is partially dependent on the reliability of mobile operators who maintain sophisticated and complex mobile networks. Such mobile networks have historically, and particularly in recent years, been subject to both rapid growth and technological change. If the network of a mobile operator with which we are integrated should fail, including because of new technology incompatibility, the degradation of network performance under the strain of increased mobile consumer use, or a general failure from natural disaster or political or regulatory shut-down, we will not be able provide our services to our customers through such mobile network. Should data that resides on or is transmitted over the network be breached, there may also be limitations on our providing such services. These events, in turn, could impair our reputation and business, potentially resulting in a material, adverse effect on our financial results.

If our mobile marketing and advertising services platform does not scale as anticipated, our business will be harmed.
We must be able to continue to scale to support potential ongoing substantial increases in the number of users in our actual commercial environment, and maintain a stable service infrastructure and reliable service delivery for our mobile marketing and advertising solutions. In addition, we must continue to expand our service infrastructure to handle growth in customers and usage. If our mobile marketing and advertising platform, Velti mGage, and the technology platforms acquired from Mobclix, Air2Web and MIG, do not efficiently and effectively scale to support and manage a substantial increase in the number of users while maintaining a high level of performance, the quality of our services could decline and our business will be seriously harmed. In addition, if we are unable to secure data center space with appropriate power, cooling and bandwidth capacity, we may not be able to efficiently and effectively scale our business to manage the addition of new customers and overall mobile marketing and advertising solutions provided to our customers.
The success of our business depends, in part, on wireless carriers continuing to accept our customers' messages for delivery to their subscriber base.
In a portion of our business we depend on wireless carriers to deliver our customers' messages to their subscriber base. Wireless carriers often impose standards of conduct or practice that significantly exceed current legal requirements and potentially classify our messages as “spam,” even where we do not agree with that conclusion. In addition, the wireless carriers use technical and other measures to attempt to block non-compliant senders from transmitting messages to their customers; for example, wireless carriers block short codes or Internet Protocol addresses associated with those senders. There can be no guarantee that we, or short codes registered to us, will not be blocked or blacklisted or that we will be able to successfully remove ourselves from those lists. Although our services typically require customers to opt‑in to a campaign, minimizing the risk that our customers' messages will be characterized as spam, blocking of this type could interfere with our ability to market products and services of our customers and communicate with end users and could undermine the effectiveness of our customers' marketing campaigns. To date we have not experienced any material blocking of our messages by wireless carriers, but any such blocking could have an adverse effect on our business and results of operations.
Many of our customers require us to maintain specified levels of service commitments and failure to meet these levels would both adversely impact our customer relationship as well as our overall business.
Many of our customers require us to contractually commit to maintain specified levels of customer service under agreements commonly referred to as service level agreements. In particular, because of the importance that mobile consumers in general attach to the reliability of a mobile network, mobile operators are especially known for their rigorous service level requirements. We are a rapidly growing company and, although to date we have not experienced any significant interruption of service, if we were to be unable to meet our contractually committed service level obligations, we would both be subject to fees, penalties, civil liability as well as adverse reputational consequences. To date we have not had to pay any material penalties for failure to meet service level commitments. We recognize these penalties, if and when incurred, as a reduction to revenue. These in turn would materially harm our business and operating results.
Some of our programs are partially supported by government grants, which may be reduced, withdrawn, delayed or reclaimed.
We have received grants from European Union programs administered by the Government of Greece in order to aid our technology development efforts, and have been approved for an additional grant. The first of these grants was for a total of approximately $4.5 million that has been paid in full to us. The second grant is for a total of approximately $8.5 million. That has also been paid in full. In 2009, we applied for a third grant and received acceptance of eligibility for up to an additional $12.0 million over four years. In 2011, we also applied for a fourth grant and we are expecting to receive acceptance of eligibility for up to an additional $4.8 million over three years. Under the terms of these grants, we are required to list these grants under a separate, specific reserve account on our balance sheets that we maintain for our Greek subsidiary under generally accepted accounting principles in Greece. If we fail to maintain this accounting treatment for five years following the final disbursement by the Greek government under each respective grant, we will be required to refund the entire amount of such grant. If we fail to maintain this accounting treatment between the fifth and tenth anniversaries of receiving the final disbursement under each grant, we will be required to pay a tax penalty. We have to date been in compliance with this requirement and do not anticipate being unable to remain in compliance for the duration of the requirement. However, in the event that we are unable to remain in compliance, a payment of refund or tax penalty would adversely affect our operating results. Further, were the Government of Greece to abrogate its commitment to provide the final disbursement of funds for the last two grants, our development efforts and ability to meet our timing expectations for new marketing and advertising services would be adversely affected.

Failure to adequately manage our growth may seriously harm our business.
We operate in an emerging technology market and have experienced, and may continue to experience, significant growth in our business. If we do not effectively manage our growth, the quality of our products and services may suffer, which could negatively affect our brand and operating results. Our growth has placed, and is expected to continue to place, a significant strain on our managerial, administrative, operational and financial resources and our infrastructure. Our future success will depend, in part, upon the ability of our senior management to manage growth effectively. This will require us to, among other things:

•	implement additional management information systems;

•	further develop our operating, administrative, legal, financial and accounting systems and controls, including compliance programs globally;

•	hire additional personnel;

•	develop additional levels of management within our company;

•	locate additional office space in various countries; and

•	maintain close coordination among our engineering, operations, legal, finance, sales and marketing and customer service and support organizations.

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
If two or more of our competitors were to merge or partner, the change in the competitive landscape could adversely affect our ability to compete effectively. In addition, consolidation could result in new, larger entrants in the market. For example, in May 2010, Google, Inc. acquired Admob, Inc.; in January 2010, Apple, Inc. acquired Quattro Wireless, Inc.; in April 2011, Motricity, Inc. acquired Adenyo, Inc.; and Singapore Telecommunications Limited, or SingTel, announced its intention to acquire Amobee, Inc. in March 2012. Although none of these companies directly compete with our full range of services, the transactions are indicative of the level of interest among potential acquirers in the mobile marketing and advertising industry. Our direct competitors may also establish or strengthen co-operative relationships with their mobile operator partners, sales channel partners or other parties with whom we have strategic relationships, thereby limiting our ability to promote our products and services. Disruptions in our business caused by these events could reduce revenue and adversely affect our business, operating results and financial condition.

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
Businesses, including current and potential clients, may find mobile advertising or marketing to be less effective than traditional advertising media or marketing methods or other technologies for promoting their products and services, and therefore the market for mobile marketing and advertising may deteriorate or develop more slowly than expected, or may develop using technology or functionality that we did not anticipate and may be unable to meet effectively and timely. Our current or potential customers may lose interest in our current or future solutions, or find that such solutions do not provide the benefits anticipated. These challenges could significantly undermine the commercial viability of mobile advertising and marketing and seriously harm our business, operating results and financial condition.
If we fail to detect click fraud or other invalid clicks on ads, we could lose the confidence of our advertiser clients, which would cause our business to suffer.
Our Exchange business relies on delivering positive results to our advertiser clients. We are exposed to the risk of fraudulent and other invalid clicks or conversions that advertisers may perceive as undesirable. Because of their smaller sizes as compared to personal computers, mobile device usage could result in a higher rate of accidental or otherwise inadvertent clicks by a user. Invalid clicks could also result from click fraud, where a mobile device user intentionally clicks on ads for reasons other than to access the underlying content of the ads. If fraudulent or other malicious activity is perpetrated by others, and we are unable to detect and prevent it, the affected advertisers may experience or perceive a reduced return on their investment. High levels of invalid click activity could lead to dissatisfaction with our advertising services, refusals to pay, refund demands or withdrawal of future business. Any of these occurrences could damage our brand and lead to a loss of advertisers and revenue.
Our business depends on our ability to collect, share, transfer, store, transmit and use data, and any limitation on our ability to collect, share, transfer, store, transmit and use this data could significantly diminish the value of our services and cause us to lose customers and revenue.
In our provision of mobile marketing and advertising services, we often collect or receive from publishers, advertisers and others, information about the mobile device user, including without limitation, interaction of the mobile device user with the content delivered, such as whether the user visited a landing page or watched a video. We may also be able to collect, or may be delivered, information about the user's mobile location and other information. As we collect and aggregate this data, including data provided by billions of ad impressions, we analyze it in order to optimize the services that we provide to customers.
The tracking of persistent and other identifiers, such as device identifiers, is important to our ability to optimize content and ad delivery and to track downloads and conversions and this ability is highly valued by our customers. The degree to which we will be able to continue doing so in compliance with third party carrier and platform rules and applicable laws and regulations may change.
Furthermore, even absent legal requirements, our customers and others in the mobile ecosystem might decide not to allow us to collect some or all of the data with respect to which we currently have access or might limit our use of this data. Any limitation on our ability to collect, share, transfer, store, transmit and use data about user behavior and interaction with mobile device content could make it more difficult for us to deliver effective mobile advertising and marketing programs that meet the demands of our customers and this could hurt our business. In addition, consumer advocacy groups and class action plaintiffs' lawyers are pursuing an array of theories challenging online and mobile behavioral advertising, as well as tracking of user behavior even without targeting of ads based thereon. If we become subject to such litigation the cost of defending such actions, and the potential of costly settlements or adverse judgments, could have a material negative impact on our business.
Interruptions, failures or defects in our data collection, mining, analysis and storage systems, as well as privacy, data protection and security concerns and regulatory restrictions regarding the collection, sharing, transfer, storage and use of consumer data, could also limit our ability to aggregate and analyze mobile device user data from our customers' marketing and advertising campaigns. If that happens, we may not be able to optimize our services for the benefit of our customers, which could make our services less valuable, and, as a result, we may lose customers and our revenue may decline.
Mobile connected device users may choose not to allow marketing or advertising on their devices.
The success of our business model depends on our ability to deliver content to consumers on their mobile connected devices. Targeted delivery is done primarily through analysis of data, much of which is collected on the basis of third parties such as mobile app publishers obtaining user-provided permissions. Users may elect not to allow data sharing for a number of reasons, such as privacy and security concerns. Third parties we rely on may elect to discontinue providing us data about their users as a result of users' concerns, or otherwise. Further, third parties we rely on, such as app publishers, might provide us data in a manner that is inconsistent with what they represented to their users or with applicable law and we could get brought into claims or controversies related thereto. In addition, the designers of mobile device operating systems are increasingly promoting features that allow device users to disable some of the functionality that facilitates tracking and targeting and content delivery, which may impair or disable our services on their devices, and device manufacturers may include these features as part of their standard device specifications. Companies may develop products that enable users to prevent ads from appearing on their mobile device screens. If any of these developments were to occur, our ability to deliver effective mobile advertising campaigns on behalf of our customers would suffer, which could adversely impact our operating results.
Our earnings may be adversely affected by fluctuations in foreign currency values.
The majority of the value of our revenue transactions is conducted using the euro, while the remaining is conducted using the U.S. dollar and currencies of other countries, and we incur costs in euro, British pound sterling, the U.S. dollar and other local currencies. Changes in the relative value of major currencies, particularly the U.S. dollar, euro and British pound sterling, can significantly affect revenue and our operating results. In 2010, approximately 77% of our revenue was payable in euros, and in 2011, approximately 66% of our revenue was payable in euros, although we expect this concentration to continue to decrease over time as the percentage of our U.S. dollar denominated revenue grows. This will likely result in euros comprising a smaller percentage of our revenue as we continue to increase sales to customers in geographies outside of Europe, with revenue payable in U.S. dollars or other currencies, as well as increase the number of contracts with European customers with revenue payable in U.S. dollars. As a majority of our costs and expenses are incurred in euros, any devaluation of the euro will positively impact our financial statements as reported in U.S. dollars, and any decline in the value of the dollar compared to the euro will result in foreign currency translation costs incurred by us. Unless the euro materially fluctuates, however, we do not expect fluctuations of the euro to have a material adverse effect on our results of operations or financial condition and the recent devaluation of the euro has not materially adversely impacted our financial results. Our foreign currency transaction gains and losses are charged against earnings in the period incurred. We currently do not enter into foreign exchange forward contracts to hedge certain transactions in major currencies and even if we wished to do so in the future, we may not be able, or it may not be cost-effective, to enter into contracts to hedge our foreign currency exposure.
Because of our revenue recognition policies, revenue may not be recognized in the period in which we contract with a customer, and downturns or upturns in sales may not be reflected in our operating results until future periods.
Our SaaS revenue consists of usage‑based fees recognized ratably over the period of the agreement and performance‑based fees recognized as transactions are completed, specific quantitative goals are met or a performance milestone is achieved. As a result, we may be unable to rapidly increase our revenue through additional sales in any period, as revenue for performance‑based fees will only be recognized if and when quantitative goals are met or a milestone is achieved. Revenue from our managed service arrangements is recognized either as the services are rendered for our time and material contracts or, for fixed price contracts, ratably over the term of the contract when accepted by the customer. Our license and software revenue is recognized when the license is delivered and on a percentage of completion basis for our services to customize and implement a specific software solution.
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
Since our inception, we have operated campaigns or provided marketing or advertising solutions to customers in over 50 countries and we have offices in multiple countries and we continue to expand our operations geographically. We must maintain internal accounting systems to quickly and accurately track our financial performance, including our complex revenue transactions. If we are unable to efficiently manage our accounting systems, our financial results could be materially misstated which in turn would impact both our financial reporting as well as have adverse reputational effects on our business.
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
Activities of our customers and others in the mobile ecosystem we deal with could damage our reputation or give rise to legal claims against us.
The products, services and activities of our customers and others in the mobile ecosystem may not comply with federal, state and local laws, including, but not limited to, laws and regulations relating to mobile communications, privacy and/or data protection. Failure of these parties to comply with applicable laws or our policies or contract terms could damage our reputation and adversely affect our business, operating results or financial condition. We cannot predict whether our role in facilitating our customers' marketing or advertising activities would expose us to liability under these laws. Any claims made against us could be costly and time-consuming to defend. If we are exposed to this kind of liability, we could be required to pay substantial fines or penalties, redesign our business methods, discontinue some of our services or otherwise expend resources to avoid liability.
We may potentially be subject to claims by third parties for content in the advertising we deliver on behalf of our customers if the music, artwork, text or other content involved violates the patent, copyright, trademark or other intellectual property rights of such third parties or if the content is defamatory, deceptive or otherwise violates applicable laws or regulations. Any claims or counterclaims could be time consuming, result in costly litigation or divert management's attention.
Software and components that we incorporate into our mobile marketing services may contain errors or defects, which could have an adverse effect on our business.
We use a combination of custom and third party software, including open source software, in building our mobile marketing and advertising platform. Although we test certain software before incorporating it into our platform, we cannot guarantee that all of the third party technology that we incorporate will not contain errors, defects or bugs. We continue to launch enhancements to Velti mGage, our integrated end-to-end mobile marketing and advertising platform, and we cannot guarantee any such enhancements will be free from errors, defects or bugs. If errors or defects occur in products and services that we utilize in our mobile marketing and advertising platform, it could result in damage to our reputation, lost revenue and diverted development resources.
Our use of open source software could limit our ability to provide our platform to our customers.
We have incorporated open source software into our platform. Although we closely monitor our use of open source software, the terms of many open source licenses to which we are subject have not been interpreted by U.S. or foreign courts, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to provide our platform to our customers. We may also face claims regarding ownership of, or demanding release of, source code, open source software and/or derivative works that were developed using such open source software. These claims could result in litigation, our could require us to seek licenses from third parties in order to continue offering our platform, to re-engineer our platform or discontinue use of portions of the functionality provided by our platform, any of which could have a material adverse effect on our business, operating results or financial condition.
We use data centers to deliver our platform and services. Any disruption of service or data breach at these facilities could harm our business.
We host our services and serve all of our customers from data center facilities located around the world, including in the U.K., India, China, the U.S., Russia and Greece. We also host a number of services via a vendor, such as the Amazon Web Services. We do not control the operations at these third party facilities. All of these facilities are vulnerable to damage or interruption from earthquakes, hurricanes, floods, fires, terrorist attacks, hackers, security failures, data breaches, power losses, telecommunications failures and similar events. They also could be subject to physical or electronic break-ins, computer viruses, denial of service attacks, sabotage, intentional acts of vandalism and other misconduct. The occurrence of a natural disaster or an act of terrorism, a decision to close the third party facilities without adequate notice or other unanticipated problems could result in lengthy interruptions in our services or the loss or compromise of data. Although we maintain off-site tape backups of our customers' data, we do not currently operate or maintain a backup data center for any of our services, which increases our vulnerability to interruptions or delays in our service or the loss or compromise of data. Interruptions in our services or data compromise or loss might harm our reputation, reduce our revenue, cause us to incur financial penalties, subject us to potential liability and cause customers to terminate their contracts.
We may have future exposure to greater than anticipated tax liabilities, and we could owe significant taxes even during periods when we experience low operating profit or operating losses.
Our future income taxes could be adversely affected by earnings being lower than anticipated in jurisdictions where we have lower statutory tax rates and higher than anticipated in jurisdictions where we have higher statutory tax rates, by changes in the valuation of our deferred tax assets and liabilities or changes in tax laws, regulations, accounting principles or interpretations thereof. For example, the Bailiwick of Jersey, our jurisdiction of organization, is currently conducting a review of its corporate tax regime in light of suggestions of some European Union member states that Jersey's corporate tax regime may be in conflict with the spirit of the European Union Code of Conduct on Business Taxation. While it is anticipated that any change in the Jersey corporate tax regime would not affect us due to our tax residency in Ireland, we cannot assure shareholders that we would not be impacted by changes in Jersey or Irish tax laws and that such changes would not materially impact our effective tax rates. In addition, Ireland, where we are tax resident, continues to review certain of its tax provisions, and there have been some concerns that Ireland's 12.5% corporate tax rate could rise as a result of recent economic and budgetary issues facing the Irish government. Any increase in the Irish corporate tax rate, if adopted, could have an adverse impact on our financial results. In addition, there is a risk that amounts paid or received under arrangements between our various international subsidiaries in the past and/or the future could be deemed for transfer tax purposes to be lower or higher than we previously recognized or expected to recognize. Our determination of our tax liability is always subject to review by applicable tax authorities. Any adverse outcome of such a review could have a negative effect on our operating results and financial condition. In addition, the determination of our worldwide provision for income taxes and other tax liabilities requires significant judgment, and there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe our estimates are reasonable, the ultimate tax outcome may differ from the amounts recorded in our financial statements and may materially affect our financial results in the period or periods for which such determination is made. Certain combinations of these factors could cause us to owe significant taxes even during period when we experience low income before taxes or loss before taxes.
If we were classified as a passive foreign investment company, there would be adverse tax consequences to U.S. holders of our ordinary shares.
If we were classified as a “passive foreign investment company” or “PFIC” under section 1297 of the Internal Revenue Code,

of 1986, as amended, or the Code, for any taxable year during which a U.S. holder holds ordinary shares, such U.S. holder generally would be taxed at ordinary income tax rates on any gain realized on the sale or exchange of the ordinary shares and on any “excess distributions” (including constructive distributions) received on the ordinary shares. Such U.S. holder could also be subject to a special interest charge with respect to any such gain or excess distribution.
We would be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which either (i) at least 75% of our gross income is passive income or (ii) on average, the percentage of our assets that produce passive income or are held for the production of passive income is at least 50% (determined on an average gross value basis). We were not classified as a PFIC for fiscal year 2011 or in any prior taxable year. Whether we will, in fact, be classified as a PFIC for any subsequent taxable year depends on our assets and income over the course of the relevant taxable year and, as a result, cannot be predicted with certainty. In particular, because the total value of our assets for purposes of the asset test will be calculated based upon the market price of our ordinary shares, a significant and sustained decline in the market price of our ordinary shares and corresponding market capitalization relative to our passive assets could result in our being classified as a PFIC. There can be no assurance that we will not be classified as a PFIC in the future or the Internal Revenue Service will not challenge our determination concerning PFIC status for any prior period.
Continuing unfavorable global economic conditions could have a material adverse effect on our business, operating results and financial condition.
Unfavorable economic conditions in the financial and credit markets in the U.S., Europe and Asia has led to a global economic slowdown, with the economies of the U.S. and Europe showing continued signs of weakness. If these economies weaken further or fail to improve, our customers may reduce or postpone their marketing and advertising spending, which could materially adversely affect our business, operating results and financial condition.
Risks Related to the Mobile Communications Industry
Changes in the wireless communications industry may adversely affect our business.
The wireless communications industry may experience significant growth and change which could adversely affect our business. Technologies such as 4G mobile broadband, Wi-Fi, worldwide interoperability for microwave access, or WiMAX, and voice over Internet protocol, or VOIP, are challenging existing wireless communication technologies. We believe we will be able to adapt to future technological changes; however, in order to do so, we may require significant investment in and time and effort in order to keep pace with such technological innovation. This could have an adverse effect on our business, operating results and financial condition.
Our business practices with respect to data could give rise to liabilities or reputational harm as a result of governmental regulation, legal requirements or industry standards relating to consumer privacy and data protection.
In the course of providing our services, we collect, share, transfer, use, transmit and store information related to mobile devices and their users, including sometimes a device's geographic location, for the purpose of delivering targeted lads to the user of the device. Federal, state and foreign laws and regulations govern the collection, use, retention, sharing and security of data, including personal data that we collect across our mobile marketing and advertising platform. We strive to comply with all applicable laws, regulations, policies and legal obligations relating to privacy and data protection. However, it is possible that these requirements may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and/or may conflict with other rules or our practices. Furthermore, consumer data tracking and targeting is a developing business and the laws relating to it are also developing. It is unclear how existing laws that were passed before these practices and related technologies will be applied to us or what new laws and regulations may be passed. Any failure, or perceived failure, by us to comply with applicable U.S. federal, state, or laws in any other countries including laws and regulations regulating privacy, data protection or consumer privacy, could result in proceedings or actions against us by governmental entities or others.
The regulatory framework for privacy issues worldwide is evolving, and various government and consumer agencies and public advocacy groups have called for new regulation and changes in industry practices, including some directed at the mobile industry in particular. It is possible that new laws and regulations will be adopted in the United States and/or in other countries, or existing laws and regulations may be interpreted in new ways, that would affect our business, particularly with regard to location-based services and collection, sharing or use of data to track users and/or target ads and communication with consumers via mobile devices.
The U.S. government, including the Federal Trade Commission and the Department of Commerce, has announced that it is reviewing the need for greater regulation of the collection of consumer information, including regulation aimed at restricting some targeted advertising practices. The Federal Trade Commission has also proposed revisions to the Children's Online Privacy Protection Act, or COPPA, that could, if adopted, create greater compliance burdens on us and/or third parties we work with (e.g. publishers). In addition states may pass new laws or interpret existing laws that could create burdens on mobile advertising providers.
As we expand our operations globally, compliance with regulations that differ from country to country may also impose substantial burdens on our business. In particular, the European Union has traditionally taken a broader view as to what is considered personal information (e.g. device identifiers) and has imposed greater obligations under data protection laws and regulations. In addition, individual EU member countries and/or their regulatory bodies, including data protections authorities, have had discretion with respect to their interpretation and implementation of the regulations, which has resulted in variation of privacy standards from country to country. New EU proposals, if implemented, may result in a greater compliance burden if we deliver ads to mobile device users in Europe. Complying with any new regulatory requirements could force us to incur substantial costs or require us to change our business practices in a manner that could compromise our ability to effectively pursue our growth strategy.
In addition to compliance with government regulations, we voluntarily participate in several trade associations and industry self-regulatory groups that promulgate best practices or codes of conduct addressing the provision of location-based services, delivery of promotional content to mobile devices, and tracking of device users or devices for the purpose of delivering targeted advertising. We comply with wireless carrier technological and other requirements for access to their customer's mobile devices. We could be adversely affected by changes to these guidelines and codes in ways that are inconsistent with our practices or in conflict with the laws and regulations of U.S. or international regulatory authorities.
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
The gathering, transmission, storage and sharing or use of consumer data could give rise to liabilities or additional costs of operation as a result of governmental regulation, legal requirements, civil actions or differing views of personal privacy rights.
We collect, use, transfer, share, transmit and store a large volume of consumer data, including personal information, in the course of providing our services. Federal, state and iforeign laws and regulations govern the collection, use, retention, sharing and security of data that we receive from our customers, their users and third parties. Any failure, or perceived failure, by us to comply with applicable U.S. federal, state, European Union or other international privacy, data protection or consumer protection‑related laws, regulations or industry self-regulatory principles could result in proceedings or actions against us by governmental entities or others, which could potentially have an adverse effect on our business, operating results and financial condition. Additionally, we may also be contractually liable to indemnify and hold harmless our customers or others from the costs or consequences of inadvertent or unauthorized collection, use or disclosure of their customers' personal data which we store or handle as part of providing our services or otherwise relating to our data practices.
The interpretation and application of privacy, data protection and data retention laws and regulations are currently unsettled in the U.S. and internationally, particularly with regard to location‑based services, use of customer data to track users and/or target advertisements and communication with consumers via mobile devices. New laws such as the newly proposed European Data Protection Regulation have been proposed in various locations, further restricting the right to use personal data. Such laws may be interpreted and applied inconsistently from country to country and inconsistently with our current data protection policies and practices. Complying with these varying international requirements could cause us to incur substantial costs or require us to change our business practices in a manner adverse to our business, operating results or financial condition.
As privacy and data protection have become more sensitive issues, we may also become exposed to potential liabilities as a result of differing views on the privacy of personal information. These and other privacy concerns, including security breaches, could adversely impact our business, operating results and financial condition.
Risks Related to Our Ordinary Shares
Our ordinary shares are issued under the laws of Jersey, which may not provide the level of legal certainty and transparency afforded by incorporation in a U.S. state.
We are organized under the laws of the Bailiwick of Jersey, a British crown dependency that is an island located off the coast of Normandy, France. Jersey is not a member of the European Union. Jersey legislation regarding companies is largely based on English corporate law principles. However, there can be no assurance that Jersey law will not change in the future or that it will serve to protect investors in a similar fashion afforded under corporate law principles in the U.S., which could adversely affect the rights of investors.
A change in our tax residence could have a negative effect on our future profitability.
Although we are organized under the laws of Jersey, we are resident in Ireland for Irish and Jersey tax purposes. It is possible that in the future, whether as a result of a change in law or the practice of any relevant tax authority or as a result of any change in the conduct of our affairs following a review by our directors or for any other reason, we could become, or be regarded as having become, a resident in a jurisdiction other than Ireland. Should we cease to be an Irish tax resident, we may be subject to a charge to Irish capital gains tax on our assets and to unexpected tax charges in other jurisdictions on our income or net profit. Similarly, if the tax residency of any of our subsidiaries were to change from their current jurisdiction for any of the reasons listed above, we may be subject to a charge to local capital gains tax on the assets.
We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.
We are a "foreign private issuer," as such term is defined in Rule 405 under the Securities Act, and therefore, we are not required to comply with all the periodic disclosure and current reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, and related rules and regulations. Under Rule 405, the determination of foreign private issuer status is made annually on the last business day of an issuer's most recently completed second fiscal quarter and, accordingly, our most recent determination was made on June 30, 2011. We expect that we will continue to be a foreign private issuer as of June 30, 2012.
In the future, we would lose our foreign private issuer status if a majority of our shareholders and a majority of our directors or management are U.S. citizens or residents. If we were to lose our foreign private issuer status, we would have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders would become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. We would also be required to file periodic reports and registration statements on U.S. domestic issuer forms with the U.S. Securities and Exchange Commission, or SEC, which are more detailed and extensive than the forms available to a foreign private issuer. As a result, the regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. We may also be required to modify certain of our policies to comply with good governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs.

U.S. shareholders may not be able to enforce civil liabilities against us.
A number of our directors and executive officers and a number of directors of each of our subsidiaries are not residents of the U.S., and all or a substantial portion of the assets of such persons are located outside the U.S. As a result, it may not be possible for investors to effect service of process within the U.S. upon such persons or to enforce against them judgments obtained in U.S. courts predicated upon the civil liability provisions of the federal securities laws of the U.S. We have been advised by our Jersey solicitors that there is doubt as to the enforceability in Jersey of original actions, or in actions for enforcement of judgments of U.S. courts, of civil liabilities to the extent predicated upon the federal and state securities laws of the U.S.

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
(415) 315‑3400
Velti plc's Fiscal Year ends December 31.
Velti plc is incorporated under the laws of the Bailiwick of Jersey, the Channel Islands.
On May 3, 2006, Velti was first admitted and trading commenced in its ordinary shares on the Alternative Investment Market of the London Stock Exchange, or AIM. On January 28, 2011, our ordinary shares commenced trading on the NASDAQ Global Select Market, under the symbol “VELT.” We delisted and canceled our shares for trading on AIM as of May 3, 2011 and currently trade only on the NASDAQ Global Select Market. On June 14, 2011, we completed a follow on offering in the U.S. and issued an additional 9,474,275 shares for net proceeds of $136.8 million.
On October 4, 2011, we completed the acquisition of Air2Web, Inc. or Air2Web,  a provider of mobile customer relationship management (mCRM) solutions in the United States and India for many of the world's most trusted consumer brands. In connection with the merger, we paid approximately $19.0 million in cash for all the outstanding common stock of Air2Web.
On November 14, 2011, we completed the acquisition of Mobile Interactive Group Limited, or MIG, the UK's largest mobile marketing company. In connection with the acquisition, we will pay a minimum consideration of $35.2 million, including $25.2 million of cash that we paid at closing. We will pay $5.0 million in deferred consideration in April 2012, $2.5 million in November 2012 and $2.5 million in May 2013. Depending on MIG's performance, we may pay up to an additional $27.0 million in 2013. Payment may be made in cash or Velti ordinary shares.
On January 23, 2012 we completed the acquisition of the remaining equity interests of CASEE, the largest mobile ad exchange and mobile ad network in China. We paid approximately $8.4 million in cash for the remaining interest in CASEE. In addition, based upon the financial performance of CASEE, we may be required to pay total contingent consideration of up to $20.3 million during 2012 and 2013 in a mix of cash or shares at our discretion.

4.B.  Business Overview
Description of the nature of the Company's operations and principal markets
Velti was founded 12 years ago to develop and execute highly interactive campaigns with subscribers for mobile operators. Our goal is to change how companies initiate, develop, and deliver advertising and marketing initiatives across the mobile channel. More than a decade later, our focus and reach have expanded dramatically.
We are the leading global provider of mobile marketing and advertising technology and solutions that enables brands, advertising agencies, mobile operators, and media to implement highly targeted, interactive, and measurable campaigns by communicating with and engaging consumers via their mobile devices. Our platform, called Velti mGage, allows our customers to use mobile and traditional media (such as television, print, radio and outdoor advertising) to target, reach, and engage consumers through mobile internet applications; convert consumers into their customers; and continue to actively manage the relationship through the mobile channel.
Our customers have diverse needs - yet all have a common goal: reaching consumers with marketing and advertising on mobile devices. Our mGage platform provides agencies and companies a comprehensive set of tools including analytics and reporting, and business intelligence for consolidated media management, simplified mobile asset production, and highly engaging messaging campaigns. For those who want professional assistance in achieving mobile marketing and advertising objectives, our services organization offers expert help in developing strategies, programs, and hosting services. From account management to creative production to ad ops and technical support, we support our enterprise customers through a self-service or managed services model that augments customers' existing staff to support mobile initiatives.
With close to 1000 employees globally, we are able to provide a wide breadth of knowledge and best practices regarding different markets and environments and can support companies around the world in delivering innovative mobile advertising and marketing campaigns that reach their consumers and drive increased awareness, loyalty and engagement with their brand.
Corporate Highlights
During 2011 we continued to expand our presence across numerous geographies. We have had considerable success throughout the United States and Asia, diversifying our global business. Our revenue growth was characterized by a significant increase in customers across brands and advertising agencies, with existing customers spending 44% more dollars than in 2010 for Velti software solutions that allow the customer to access the mobile market in a targeted and measurable way. Our platforms now provide marketers the ability to reach more than 4.3 billion consumers in 67 countries and our customers have already connected with 1.4 billion consumers. During 2011, our 1,232 customers executed 4,114 campaigns on our platforms. The Americas is our fastest growing region with $41.1 million of 2011 revenue (compared to $9.2 million in 2010), representing 22% of our total revenues (compared to 8% in 2010). We increased our SaaS revenue contribution to 73% of total revenue for the fiscal year ended December 31, 2011, compared to 66% for the fiscal year ended December 31, 2010.
During the fourth quarter and fiscal year 2011, we:

•
Completed the acquisitions of both Air2Web, Inc., or Air2Web, and Mobile Interactive Group Ltd., or MIG, significantly expanding our geographic presence in the United Kingdom and India, and simultaneously expanding the mGage Platform's product offering with mobile customer relationship management, mobile commerce and mobile billing solutions;

•	Expanded our global presence, opening new offices in high growth markets, including, among others Brazil, Dubai, and Turkey;

•
Achieved numerous new customer wins, including many blue chip brands; facilitated, via our mGage platform a large scale mobile marketing campaign in the United States; further expanded our expertise in emerging and developing markets, successfully completing a 16 country mobile marketing campaign for a customer in Asia; and established a long-term partnership with the world's 3rd largest telecom operator by subscribers;

•
Launched a public beta of 5ml, an HTML5 authoring tool that enables simple, efficient creation of rich media enabled mobile ad units and landing pages utilizing the mobile device's native web browser functionality; and

•
Won the prestigious 2011 OMMA (Online Media, Marketing and Advertising) Global Award for our Integrated Online Campaign for National Geographic's documentary, "The Last Lions," resulting in over a quarter million mobile consumers engaged.

Our Velti Solutions and Technology
We believe our integrated, easy-to-use, end-to-end software platform is the most extensive mobile marketing and advertising campaign management platform in the industry. Our platform further enables brands and their global advertising agencies to plan, execute, monitor, and measure mobile marketing and advertising campaigns in real time throughout the campaign lifecycle. We generate revenue from our software as a service (SaaS) model, from licensing our software to customers and from providing managed services to customers.
We believe that mobile is fundamentally altering advertising and marketing, providing companies with a tremendous opportunity to build brand awareness and reach customers in exciting new ways. The popularity of mobile devices has opened a critical channel for marketers, but has created challenges for companies and agencies supporting brands. We help solve these challenges by becoming a trusted partner for mobile initiatives. Some of these challenges include the following:

•
Continued Mobile fragmentation. Mobile is being re-defined to become any device that is internet enabled, allowing buyers with unprecedented reach. Unfortunately, that reach comes at a cost, with multiple operating system platforms, countless APIs, and thousands of devices, building an efficient mobile marketing strategy can be daunting.

•
Few Mobile Platforms will win. The mobile landscape is fragmented with multiple touch points and solutions. End to end platforms will lead the industry by creating the glue that solves the fragmentation issues and reduces the complexity of mobile to buyers. The Velti mGage Platform is in a unique market to solve these needs.

•
Limited visibility can be crippling. Mobile advertising and marketing initiatives often involve distributed teams, from media planners and creative resources to account executives. Being able to see what is happening across the campaign lifecycle and stages is critical for successful outcomes.

Our technology platform, Velti mGage, is a comprehensive technology platform that enables marketers to buy media, create mobile assets, measure results and drive engagement. With mGage, marketers gain vital insights that help to inform future mobile interactions and campaigns. Our capabilities include the following:

•
mGage for Mobile Advertising. Velti incorporates the activities related to buying ad inventory with the Media Console - a rich planning tool that allows marketers and their agencies to discover publishers, define audience segmentation, and build practical media plans for mobile. Both buyers and sellers can access the Velti Exchange to find the most optimal match for advertising inventory.

•
mGage for Mobile Marketing and Mobile CRM. Velti provides an innovative set of tools needed to produce assets and create highly interactive rich media campaigns. mGage includes more than 70 different templates for driving results in different vertical markets, helping brands engage with consumers, and manage a long-term relationship with them through the mobile channel.

•
mGage for Data & Analytics. Velti captures critical data about the performance of mobile campaigns, including anonymous data about individual consumer preferences, demographics, and behavioral characteristics. Dashboards and analytics provide key metrics that marketers can use to boost their efforts throughout the marketing cycle, while optimization and predictive analytics capabilities improve the performance of campaigns.

The Velti Solution
Our proprietary Velti mGage platform addresses the challenges in delivering global, comprehensive and cost-effective mobile marketing and advertising campaigns. We believe we are the largest independent, end-to-end mobile marketing and advertising campaign platform provider. We have made significant investments in our platform in order to integrate and manage multiple carrier platforms, multiple standards, and support for thousands of types of mobile devices, including smartphones and mobile tablet computers. Our open architecture allows third-party solutions to be seamlessly integrated into our platform, enabling the integration, comparison and analysis of user activity data from different providers. Our breadth of functionality and global reach enable us to be a leading one-stop-shop for brands, advertising agencies, mobile operators and media companies looking to deliver multi-national mobile marketing and advertising campaigns without requiring significant resources coordinating various, local single point solution providers.
For marketers and agencies, we provide media buying and conversion tracking tools, creative and campaign creation tools, and platforms for retention and loyalty campaigns.
Media Management. Sales of smartphones and tablets continue to skyrocket, causing a dramatic shift in consumer behavior. As more people spend more time on mobile devices, mobile advertising is now a vital part of every customer acquisition and retention program. Velti enables effective media set up and management for publishers and media outlets to integrate mobile into a broader media and advertising strategy. Our mGage platform enables customers who want to plan their own campaign to build and structure mobile campaigns more effectively using existing resources; and our expertise in mobile media research and planning enables us to provide managed services to customers who want us to do it for them. We help customers streamline media buying to improve efficiency by finding an optimal match between the customer's target audience and the right publishers for ads and media, and for agencies and media houses in need of a single platform to help manage the buying process, our software enables them to better manage publishers, create RFPs, and execute buys for their clients.
Our platform allows brands to reach the right person at the right time through targeting technology using the following attributes: location, language, mobile carrier, handset type, mobile operating platform, content type and other factors. To increase campaign effectiveness, we allow setting of frequency caps, targeting based on time of day, and planning for future campaigns utilizing historical data. Marketing efforts and mobile advertising campaigns can be tracked on one platform for comprehensive insight into activity and interactions.
Creative Creation. Adding mobile to a brand awareness strategy requires development for and support of multiple operating system platforms and devices, as well as development of different ad formats and interaction types on each platform. We enable the rapid development and deployment of landing pages and mobile sites with pre-designed templates and tools. Our 5ML interface is highly interactive, and enables the production of mobile sites, landing pages, and videos once, with delivery across HTML-compatible platforms and devices, reducing development costs, maintenance and effort.
Campaign Creation & Campaign Management. Our integrated campaign management tools provides customers with a comprehensive dashboard allowing incorporation of mobile sites, landing pages, videos, and other assets into a broader advertising and marketing campaign for a more natural, intuitive workflow and tailoring to pre-defined segments for greater impact. Further customization of campaigns is possible by configuring start/end dates and targeting interactions by time zones and countries.
Our mobile marketing campaign capabilities enable our customers to send messages that resonate with their customers using campaigns that are highly interactive and that engage the consumer. Campaigns can be developed quickly with templates that enable rapid set-up or with Velti's wizard-based UI they can be storyboarded and deployed almost immediately. We provide the ability to initiate cross-channel campaigns such as text-to-win contests, quizzes, and sweepstakes, as well as loyalty campaigns such as mobile coupons, specials deals, and mobile communities.
Data and Analytics
All of our customers benefit from our data and analytics reporting capabilities. Velti's main goal is to turn data into actionable business insights that allow our customers to increase the effectiveness of their mobile marketing and advertising campaigns. Getting the right metrics and insights at the right time can make all the difference in the success of our customers' campaigns and programs. Velti's mGage captures data and analytics across all marketing efforts, with a dashboard-driven interface that delivers marketing insights to enable customers to make informed, data-driven decisions. We allow customers to capture insights across traditional and mobile advertising and marketing programs and campaigns, and integrate all data into a single place, allowing customers to make strategic, informed decisions in their marketing efforts. We provide pre-defined reports as part of our self-service option as well as customized reporting solutions and alerts to ensure timely, repeatable insights that map to a campaign cycle. Customers can track the campaign as it progresses and make real time changes to correct under-performing media and enhance effective solutions.
Our Platform
The Velti technology platform, Velti mGage, addresses all aspects of mobile marketing, from granular targeting and optimization, buying media, building a dialogue with the target audience, and converting the target audience into customers. Our platform can then track and measure the performance of the entire interaction in order to continue the dialogue and secure the consumer's loyalty. Velti mGage is built on an extensible and component driven architecture designed to handle the full life-cycle of mobile marketing and advertising, including campaign and media optimization, ad serving and routing, mobile websites, marketing, CRM, analytics and reporting requirements, in one end-to-end platform.
Velti mGage Visualize (Mobile Media Conversion Reporting). The Velti mGage Visualize provides the ability to track the performance of all mobile, traditional, and Internet-based media campaigns and enables the execution and optimization of campaigns over the campaign lifecycle and across a variety of different mobile media, including text, mobile Internet, video, audio and mobile applications such as games. It can also track the effectiveness of each media buy to determine the cost per acquisition.
Velti mGage Reach.    Velti mGage Reach manages advertising inventories and targeted media buys for advertisers and publishers. Velti mGage Reach includes the mGage Mobclix Exchange:

•
Velti mGage Mobclix Exchange.    The Velti mGage Exchange allows brands, advertising agencies, mobile operators and media companies, as well as advertisers and publishers, to manage mobile advertising campaigns and advertising inventory on a high performance mobile ad server through an intuitive online graphical user interface. Our advertising insertion technology enables the delivery of targeted, personalized advertisements into any media format, including text, mobile websites, video, audio and mobile applications such as games, to any mobile device. Inventory management allows publishers to present their inventory to advertisers in the manner most likely to maximize revenue and enable advertisers to reach their target audience and achieve their campaign goals using the most effective content. The Velti mGage Mobclix Exchange enables our customers to optimize yield by managing mobile advertising inventory across multiple sales channels. It also manages the time, location and amount of inventory to be allocated from the publisher to an advertiser based on its selected criteria. It enables cross-medium services using the same content, thus facilitating convergence and optimizing content usage. It also enables management of inventory allocation and control of the acquisition and maintenance of advertising content, allowing the publisher to control terms and access to advertising inventory. Additionally, content owners and editors can easily add and update content. The Velti mGage Mobclix Exchange manages customer profiling data and provides the ability for the publisher to manage access to personalization data by the advertising networks.

Velti mGage Create (Mobile Site Builder and Content Management).    The Velti mGage Create enables the design and development of mobile websites, mobile portals, rich media creation, landing pages and micro-sites via a drag and drop graphical user interface. Mobile website pages are designed once, and dynamically rendered to optimize pages for individual devices without the need to repeatedly optimize the same content across thousands of types of mobile devices and networks. Mobile sites can be developed to enable activities such as targeted views of customer product information on mobile applications, download mobile content, register to join a mobile club, click through promotional banners to find out about sponsored activities or engage in sponsored incentives and sweepstakes. In addition, content can be shared across various media channels and adapted for mobile use, and is easily integrated with Velti's ad serving and marketing products. Velti mGage Create is integrated with Velti mGage Measure to provide the customer with detailed information and metrics regarding consumer response to the website or portal.
Velti mGage Interact:    Velti mGage Interact provides core customer relationship management functionality to enable brands and advertising agencies to build engagement with their customers. Velti mGage Interact consists of the following components:

•
Communicate, which enables non-technical brand marketers or agency staff to quickly create, execute and monitor mobile marketing and advertising campaigns such as, communities and loyalty clubs, using a template-driven solution. It offers multiple ready-to-use campaign templates that enable the launch of different mobile campaign activities quickly. The Velti mGage Communicate supports key mobile channels and includes a suite of marketing activities.

•
mCRM, which allows global brands and advertising agencies, to create and manage a customer opt-in database for advertising, data mining and customer relationship management, or CRM, purposes. The Velti mGage Interact's CRM capability provides a mechanism for tracking customer information by enabling campaign management functions including:

•	identifying target groups within the customer base according to selected criteria or demographics;

•	sending mobile campaign-related material (such as information on special offers) to selected recipients; and

•	tracking, storing and analyzing campaign statistics, including tracking responses and analyzing trends.

Play. Velti Play enables brands, broadcasters and mobile operators to extend tried and tested mass-participation concepts to social media and mobile apps. The platform is fully integrated with Facebook and Apple's direct billing platforms and therefore provides instant global reach. mGage Play supports cross-platform functions including:

•	TV viewer participation;

•	Points-based loyalty campaigns;

•	Gamification of consumer CRM interaction and

•	Commercialization through Facebook Credits and Apple iTunes.
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
Customers
Velti's platforms provide marketers the ability to reach more than 4.3 billion consumers in 67 countries and our customers have already connected with 1.4 billion consumers. During 2011, our 1,232 customers executed 4,114 campaigns on our platforms. Our customers include agencies that belong to all of the 'big four' agency holding groups . Brands may engage us either directly, or through an advertising agency. In circumstances where an advertising agency is involved, the advertising agency may either be responsible for our engagement or the brand may have directed its advertising agency to use our services. We work with nearly all major advertising agencies and our relationships with advertising agencies generate projects for us worldwide and provide scalability to our sales effort. For our mobile operator customers, who tend to have more mature mobile marketing strategies, we enable the operator to create new areas of revenue growth, as well as work with the operator as a brand to reduce customer churn and increase their average revenue per user. We work with marketers, brands and agencies, financial institutions, publishers and media and mobile operators.
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

Revenue:	Year Ended December 31,
	2011		2010		2009
	(in thousands, except percentages)
Europe:
United Kingdom	$37,758	20.0%	$34,105	29.3%	$14,655	16.3%
All other European countries	86,318	45.6%	55,299	47.6%	53,446	59.4%
Total Europe	124,076	65.6%	89,404	76.9%	68,101	75.7%
Americas	41,114	21.7%	9,150	7.9%	4,049	4.5%
Asia/Africa	24,012	12.7%	17,715	15.2%	17,815	19.8%
Total revenue	$189,202	100.0%	$116,269	100.0%	$89,965	100.0%

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
Hosting infrastructure.    Our information technology, or IT, infrastructure is based on a standard, commercially available hardware and includes virtualization technologies and enterprise class load balancers. We have designed and implemented a robust hosting infrastructure with a load-balanced cluster of application servers backed by redundant database servers to permit continuous uptime, and no downtime for maintenance and software upgrades. Our architecture allows components to be distributed between data centers for optimal performance and scalability, including cloud and traditional data-center configurations. Multiple database installations are segmented by geography, customer and application in order to provide additional scalability and flexibility, and to ensure compliance with applicable regulations and best practices regarding data collection and consumer privacy adopted by a number of countries that may restrict data collection and management.

Data center facilities.    We outsource all of our data center facility management to third parties who host the actual servers and provide power and security in multiple data centers in each geographic location. This allows us to have redundant, duplicate systems without having to export personal consumer information across regulatory jurisdictions. We believe this is an important differentiator of our business. Not only do we maintain fully redundant hardware, but our data centers also have redundant power and connectivity. We contract with industry-recognized IT providers of enterprise-hosting solutions, customized managed-application services and remote operations services, including data centers in including data centers in Santa Clara, California; Secaucus, New Jersey; Dallas, Texas; London; and Athens. We also have data centers in Chennai, Mumbai and Beijing.
Competition
Although the market for mobile marketing and advertising solutions is relatively new, it is very competitive. We compete with companies of all sizes in select geographies that offer solutions that compete with single elements of our platform, such as mobile advertising networks, mobile ad serving and ad routing providers, mobile website and content creators, mobile payment providers, aggregators, providers of mobile publishing and application development, SMS aggregators or providers of mobile analytics. We compete at times with interactive and traditional advertising agencies that perform mobile marketing and advertising as part of their services to their customers.
As a result of industry developments, some of our competitors may in the future create an integrated platform with features similar to ours, for example, Google, Inc.'s acquisition of Admob, Inc., Apple, Inc.'s acquisition of Quattro Wireless, Inc., Motricity's acquisition of Adenyo, SingTel's announcement of its intention to acquire Amobee, and the entry of larger companies such as Nokia, AOL, Microsoft and Yahoo! into the mobile media markets. However, we do not directly compete with these companies as we believe we are the only provider of an integrated, end-to-end mobile marketing and mobile advertising platform with a significant global presence.
We believe that the key competitive factors that our customers use in selecting solutions include the availability of:

•	an integrated, scalable and relatively easy to implement platform that can expand the reach of their future campaigns;

•	solutions providing high quality functionality that meet their immediate marketing and advertising needs;

•	sophisticated analytics and reporting;

•	results or outcome-based pricing;

•	existing strategic relationships with customers globally;

•	high levels of quality service and support;

•	a sophisticated and financially stable provider with a proven track record; and

•	Over a decade of experience in mobile marketing and advertising.

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
Seasonality
Our business, as is typical of companies in our industry, is seasonal. This is primarily due to traditional marketing and advertising spending being heaviest during the holiday season while brands and advertising agencies often close out annual budgets towards the end of a given year. Seasonal trends have historically contributed to, and we anticipate will continue to contribute to fluctuations in our quarterly results, including fluctuations in sequential revenue growth rates.
Sales and Marketing
Our direct sales force is organized into two main customer categories, one selling to mobile operators and media, and the other selling to brands and advertising agencies, including financial institutions, as well as personnel focused on our bringing publishers into our global mobile media exchange. We are further organized along geographical regions for Europe, the Americas and the rest of the world. As of December 31, 2011, we had 288 employees engaged in sales, marketing and business development. As we evolve, in addition to continuing our focus on advertising agencies and mobile operators, we expect to further focus our sales efforts within brands by certain industry verticals, such as automotive, financial services and packaged goods, and to building a strong global sales force for advertising agencies and brands. Direct sales personnel are supported by pre-sales managers who provide technical expertise and in-depth product knowledge, as well as creative pre-sales teams.

As part of our sales process, we typically explain the benefits of our platform and demonstrate our ability to deliver services to potential customers that meet their mobile marketing and advertising campaign goals. As a result, our sales cycle can be relatively long, and can vary significantly between different geographies and customer segments. Our customers may perform a pilot prior to full scale deployment, typically lasting one to three months. Major brands in particular generally have a rigorous, technology‑based sales process and complex decision‑making process, however, they are often less likely to switch incumbent vendors once one has been selected.
We have been able to cross-sell additional types of mobile marketing or advertising campaigns to existing customers, gradually implementing those campaigns that are successful on a global basis. We also developed a wide range of informal partnerships with global systems integrators and other local companies to increase our sales reach to new customers.
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
We are subject to certain regulations and laws applicable to providers of Internet and mobile services both domestically and internationally. The application of existing domestic and international laws and regulations relating to issues such as user privacy and data protection, marketing, advertising, consumer protection and mobile disclosures in many instances is unclear or unsettled.
To date, we have earned a majority of our revenue in Europe and the U.S. However, we have the ability to conduct campaigns in over 60 countries and many of these have large economies outside of North America and Europe, including Brazil, Russia, India and China, or the so-called “BRIC” countries. Our revenue in countries outside of Europe and the U.S., both in an aggregate amount and as a percentage of our overall revenue, may grow substantially in the future. Each jurisdiction has unique regulatory bodies and levels of oversight. We anticipate that, while over time there may be a convergence of certain regulatory aspects, individual countries will continue to exercise substantial independent influence over mobile communications within their jurisdiction. The summary set forth below, while focusing in general on Europe and the U.S. is not intended to imply that regulation outside of these areas is not important to our business. Rather, we have found the issues that we present here to be generally applicable across jurisdictions, although the precise terminology and manner in which they are addressed may differ from country to country.
European Regulatory Environment
Member states of the EU regulate mobile marketing and advertising services both at the member state and EU levels. Member states generally need to transpose or apply legislation issued on the EU level (e.g. the Directives referred to below) in their national laws.

At the EU level, there are various Directives which impact upon the regulation of mobile marketing and advertising generally and also Directives which control the use of electronic communications specifically.
European Marketing and Advertising. Directives which are applicable to the use of mobile advertising and marketing include the E-Commerce Directive (Directive 2000/31/EC) and the E-Privacy Directive (Directive 2002/58/EC).
The basic principle regarding direct marketing through electronic mail (such as e-mail, SMS, MMS, etc.) is the need to obtain the recipient's prior consent, i.e. the so-called "opt-in requirement." Furthermore, the Directives require advertisers to provide consumers with certain information, the scope of which may vary depending upon how a particular EU member state has implemented the Directive. Some member states have taken a strict approach in implementing the Directives, and require additional information to be provided when compared with the minimum requirements set out in the Directives.
European Electronic Communications. The EU has standardized regulatory practice further with Regulation 1211/2009 establishing the Body of European Regulators for Electronic Communications (or BEREC). BEREC became functional in 2010 and is tasked with the development and better functioning of the internal market for electronic communications networks and services by harmonizing and standardizing regulation of non-compliance with EU Electronic Communications Directives. BEREC has issued a Work Program for 2012, which includes tasks items such as international roaming, universal service provisions, access to special rate services, and next generation networks/access. BEREC's intent is to add transparency and clarity to the regulatory regime of the EU and ensure consistent application of EU Directives by the member states, while aiming to establish cooperation with regulatory authorities in regions outside the EU.
European e-Privacy. European standards can materially differ from those of the U.S. which may disproportionately affect us given that most of our business has historically been in Europe. For example, the use of data indicating the location of the user's mobile phone is strictly controlled by the E-Privacy Directive.
In addition, EU laws place restrictions on the use of cookies. These restrictions have been reviewed and amended by the European legislator with the Citizen's Rights Directive (Directive 2009/136/EC), which should be implemented into national law by member states by 25 May 2011. This Directive provides, among other things, that user consent (or an explicit opt-in) must be obtained before placing any cookie on a user's machine. An exception to the opt-in requirement exist for cookies which are solely used for carrying out the transmission of a communication over an electronic communications network, or which are strictly necessary to provide an information society service explicitly requested by the subscriber or user.
The Citizen's Rights Directive also introduced amendments to the E-Privacy Directive so as to ensure that member states would introduce criminal sanctions and increased fines for non-compliance by May 2011.
European Consumer Protection. Furthermore, the Unfair Commercial Practices Directive (Directive 2005/29/EC), which acts as a tool against aggressive or misleading business-to-consumer marketing, also has an impact on the mobile advertising and marketing sector. For example, "making persistent and unwanted solicitations by telephone, fax, e-mail or other remote media (except in circumstances and to the extent justified under national law to enforce a contractual obligation)" is considered as a commercial practice which is in all circumstances unfair. Implementation of the Unfair Commercial Practices Directive varies across member states.
In some cases self-regulating bodies impose codes for advertising, sales promotion and direct marketing to ensure that advertisements are legal, decent, honest and truthful. An example is the so-called “CAP Code” of the Advertising Standards Authority in the U.K., which ensures that advertisements are legal, decent, honest and truthful.
European Data Protection. European data privacy standards can materially differ from those of the U.S., which also may further disproportionately affect us. European data protection law defines “personal data” more broadly than in the U.S. In particular the European Data Protection Directive (Directive 95/46/EC), which serves as the foundation for each EU country's data protection law, does not require that an individual be named for data to qualify as “personal data” as “personal data” is defined as “any information relating to an identified or identifiable natural person” (“data subject”); an “identifiable person” is one who can be “identified, directly or indirectly, in particular by reference to an identification number or to one or more factors specific to his physical, physiological, mental, economic, cultural or social identity.”
These standards can be interpreted and applied in conflicting ways from country to country and in a manner inconsistent with our current data protection practices or specific U.S. regulations. In particular IP addresses and the use of cookies and beacons have been determined to be subject to EU data protection laws.
One of the requirements which is most relevant for the purposes of mobile marketing/advertising is that personal data shall be obtained only for one or more specified and lawful purposes, and shall not be further processed in any manner incompatible with that purpose or those purposes. This means that where a 'data controller' wishes to use customer information for a purpose other than originally intended (for example, to send them marketing information), then the consent of the individual will be required. For the avoidance of doubt, these rules are without prejudice to the general opt-in requirement for direct marketing imposed by the e-Privacy Directive.
Enforcement of EU data protection laws vary widely between member states.  Fines of millions of Euros have been imposed in Spain, and in the U.K. the legislation was changed in 2010 to introduce more severe fines for serious breaches.
In January 2012 the European Commission announced a comprehensive reform of the EU's 1995 data protection rules to strengthen online privacy rights and boost Europe's digital economy through the adoption of a single Regulation, which will have the effect of law in all member states and which will aim to do away with the current fragmentation caused by the Data Protection Directive and the costly administrative burdens assumed by businesses within the EU to comply with. The Regulation, according to the European Commission, will aim, among others, to reinforce individuals' rights, ensure a high level of data protection in all areas, ensuring proper enforcement of the rules and setting global data-protection standards.
While the Regulation will be automatically applicable to all 27 member states equally and will consequently reduce our costs of compliance, we anticipate that data protection rules will become stricter on businesses and more data subject friendly (i.e. the right of data subjects to be forgotten/have their personal data deleted from data bases, consent being explicit when required and not assumed, obligation of companies/organizations to report serious security breaches within 24 hours of occurrence, responsibility and accountability for those processing personal data etc.), which may have an impact on our ability to make use of our advertising and marketing solutions' to their full capacity and thus reduce their attractiveness to our customers within the EU and/or our ability to generate as much performance based revenue as anticipated.
Furthermore, the European Commission intends the Regulation to also apply to the processing of personal data of data subjects residing in the EU by data controllers established outside the EU, where the processing activities are related to the offering of goods or services to such data subjects in the EU or the monitoring of their behavior. This means that if our products and services are offered from countries outside the EU to consumers located within the EU, we will need to comply with the EU data protection laws nevertheless.
EU data protection laws restrict the transfer of data from within the EEA to territories outside the EEA that do not offer an adequate level of protection (the U.S. is not considered adequate for these purposes). There are a number of options for complying with this restriction including obtaining consent, the use of model clauses and the use of safe harbor.  To date, we addressed this by using redundant data centers within the EU which avoids needing to share EU-originated data outside the EEA.
United States Regulatory Environment
Regulatory Environment
Generally. In addition to its regulation of wireless telecommunications providers generally, the U.S. Federal Communications Commission, or FCC, has shown interest in at least three areas that impact our business: research and development with regards to innovation, competition in the wireless industry and consumer protection with an emphasis on truth-in-billing. The FCC has examined, or is currently examining, how and when consumers enroll in mobile services, what types of disclosures consumers receive, what services consumers are purchasing and how much consumers are charged. In addition, the Federal Trade Commission, or FTC, has been examining how mobile marketers can collect, share, transfer, use and store consumers data, including personal information, and what kind of notice, choice and consent should be required to do so. Consumer advocates claim that many consumers do not know when their information is being collected from cell phones, mobile apps or online services and how such information is retained, used and shared with or transferred to other companies. Consumer groups have asked the FTC to identify practices that may compromise privacy and consumer welfare; examine opt-in or opt-out procedures to ensure consumers are aware of what data is at issue and how it will be used; investigate tactics that target children and create policies to regulate consumer data practices, particularly regarding tracking and targeting. The FTC has expressed interest in particular in the mobile environment and services that collect sensitive data, such as location-based information and has recently issues a report outlining what it thinks are best-practices, including development of don not track mechanisms that would give consumers tool to opt-out of tracking and targeting, and calling on Congress to pass baseline consumer data privacy and security legislation. The White House has also recently issued a similar report, which outlines a framework for increased industry self-regulation. In addition, there are currently pending in Congress several proposed bills that would materially burden companies wishing to collect, share, transfer, use and store consumer data, particularly for tracking and targeting. Similar legislative and regulatory challenges exist in the European Union and other countries where we operate or may seek to operate.
Deceptive Trade Practice Law. In the U.S. the FTC and state attorneys general are given broad powers by legislatures to curb unfair and deceptive trade practices. These laws and regulations apply to mobile marketing campaigns and behavioral advertising, and in particular consumer data privacy practices. The general guideline is that all material terms and conditions of the offer must be “clearly and conspicuously” disclosed to the consumer prior to the buying decision. In practice, the definition of clear and conspicuous disclosure is often a subjective determination. The balancing of the desire to capture a potential customer's attention, while providing adequate disclosure, can be even more challenging in the mobile context due to the lack of space. State Attorney Generals may interpret existing laws and regulations, such as those applying to websites and online services, to mobile apps and mobile services, and this may materially burden our or third parties' ability to engage in activities that are crucial to our current business (e.g., tracking mobile user activities and targeting them with relevant ads). In many instances, we must rely on third parties that provide user data to us, such as app publishers, to provide adequate notice and have the requisite authority to collect and share consumer data with or transfer it to us. It is possible that we may receive consumer data from app publishers or others who are accused or found to have not had sufficient authority to share the data with, or transfer it to, us or that have otherwise engaged in acts or omissions that put us at risk of claims.
Behavioral Advertising. Behavioral advertising is a technique used by online and mobile publishers and advertisers to increase the effectiveness of their campaigns. Behavioral advertising uses information collected from an individual online or mobile behavior, such as the pages they have visited or the searches they have made, to select which advertisements to display to that individual. This data can be valuable for marketers looking to personalize advertising initiatives, including without limitation by providing geo-tags through mobile devices. Currently, behavioral advertising is not specifically regulated by the government in the U.S., but in the online space many businesses adhere to industry self-governing principles, including an opt-out regime whereby information may be collected until an individual indicates that he or she no longer agrees to have this information collected. Such an industry self-regulatory notice and choice program has not yet been developed for mobile, but there are calls for such a program. In addition, laws and regulations in the U.S. of a more general nature, such as those concerning false, misleading or unfair advertising or business practices, may be interpreted in ways that could burden our ability to track and target consumers.
Consumer Privacy Regulation. Our business is affected by U.S. federal and U.S. state, as well as EU member state and foreign country, laws and regulations governing the collection, use, retention, sharing and security of data that we receive from and about consumers. In recent years, regulation has focused on the collection, use, disclosure and security of information that may be used to identify or that actually identifies an individual, such as an Internet Protocol address or a name. Although the mobile and Internet advertising privacy practices are currently largely self-regulated in the U.S., the FTC has conducted numerous discussions on this subject and issued reports suggesting that more rigorous privacy self-regulation and legislation is appropriate, possibly including more burdensome regulation of non-personally identifiable information. Within the EU, member state data protection authorities typically regard IP addresses and other persistent identifiers (such as mobile devise identifiers) as personal information, and legislation adopted recently in the EU requires consent for the placement of a cookie on a user device. In addition, EU data protection authorities are following with interest the FTC's discussions regarding behavioral advertising and may follow suit by imposing additional privacy requirements for mobile advertising practices
Marketing Regulation. In addition, there are U.S. federal and state laws and EU member state and other country laws that govern SMS and telecommunications-based marketing, generally requiring senders to transmit messages (including those sent to mobile devices) only to recipients who have specifically consented to receiving such messages. U.S. federal, EU member state and other country laws also govern e-mail marketing, generally imposing an opt-out requirement for emails sent within an existing business relationship. One of our subsidiaries has been threatened with a class action lawsuit for alleged involvement in a U.S. campaign where its vendor is alleged to have failed to follow applicable law in implementing the campaign.
SMS and Location-Based Marketing Best Practices and Guidelines. We are a member of the Mobile Marketing Association, or MMA, a global association of 700 agencies, advertisers, mobile device manufacturers, wireless operators and service providers and others interested in the potential of marketing via the mobile channel. The MMA has published a code of conduct and best practices guidelines for use by those involved in mobile messaging activities. The guidelines were developed by a collaboration of the major carriers and they require adherence to them as a condition of service. We voluntarily comply with the MMA code of conduct. In addition, the Cellular Telephone Industry Association, or CTIA, has developed Best Practices and Guidelines to promote and protect user privacy regarding location-based services. We also voluntarily comply with those guidelines, which generally require notice and user consent for delivery of location-based services. If we are alleged to have failed to follow these self-regulatory guidelines, we could be subject to false advertising or unfair business practices claims and could be denied access by carriers whom we rely on in order to facilitate campaigns.
TCPA. The United States Telephone Consumer Protection Act, or TCPA, prohibits unsolicited voice and text calls to cell phones by use of an auto-dialing system unless the recipient has given prior consent. The statute also prohibits companies from initiating telephone solicitations to individuals on the national Do-Not-Call list, unless the individual has given prior express consent or has an established business relationship with the company, and restricts the hours when such messages may be sent. In the case of text messages, a company must obtain opt-in consent to send messages to a mobile device. Violations of the TCPA can result in statutory damages of $500 per violation (i.e., for each individual text message). U.S. state laws impose additional regulations on voice and text calls. One of our subsidiaries has been threatened with a class action lawsuit for alleged involvement in a U.S. campaign where its vendor is alleged to have failed to follow applicable law in implementing the campaign.
CAN-SPAM. The U.S. Controlling the Assault of Non-Solicited Pornography and Marketing Act, or CAN SPAM, prohibits all commercial e-mail messages, as defined in the law, to mobile phones unless the device owner has given “express prior authorization.” Recipients of such messages must also be allowed to opt-out of receiving future messages the same way they opted-in. Senders have ten days to honor opt-out requests. The FCC has compiled a list of domain names used by wireless service providers to which marketers may not send commercial e-mail messages. Senders have 30 days from the date the domain name is posted on the FCC site to stop sending unauthorized commercial e-mail to addresses containing the domain name. Violators are subject to fines of up to $6.0 million and up to one year in jail for some spamming activities. Carriers, the FTC, the FCC, and State Attorneys General may bring lawsuits to enforce alleged violations of the Act and if fraud or deception are alleged, consumers can bring a private action.
Communications Privacy Acts. U.S. federal and state laws, and in some instances foreign laws, impose consent requirements for disclosures of contents of electronic communications or customer record information in some instances. To the extent that we knowingly receive this information without the consent of customers or unless other exclusions apply, we could be subject to class action lawsuits for statutory damages or criminal penalties under these laws, which could impose significant additional costs and reputational harm. Some EU member state laws also require consent for our receiving certain information, and if our carrier customers fail to obtain such consent we could be subjected to civil or even criminal penalties.
Security Breach Notification Requirements. In the U.S., almost all states have enacted data breach notification laws, which require notification of individuals and sometimes state regulatory bodies in the event of data breaches involving certain defined categories of personal information. There are proposals at the federal level for a uniform data breach notification law. Some EU member state laws require notice to the affected individual and/or state data protection authority of a data security breach involving personal data, especially if the breach poses a severe risk to individuals. Germany recently enacted a broad requirement to notify individuals in the event of a data security breach that is likely to be followed by notification requirements to data subjects in other EU member states. Austria and other countries have breach notification laws. Japan and Uruguay have also recently enacted security breach notice requirements. This new trend suggests that breach notice statutes may be enacted in other jurisdictions, as well. Additional enforcement actions with fines, penalties and regulatory or civil litigation may result from current or future laws of this sort.
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

4.C. Organization Structure

We conduct our business globally through various local subsidiaries.
As of December 31, 2011, the following are our significant subsidiaries that we included in our consolidated financial statements:

Subsidiary name	Proportion held	Country of operation	Nature of activities
Velti Limited	100%	U.K.	Holding company
Velti DR Limited	100%	U.K.	Mobile marketing and advertising
Velti USA, Inc.	100%	U.S.	Mobile marketing and advertising
Mobclix, Inc.	100%	U.S.	Mobile marketing and advertising
Velti S.A.	100%	Greece	Mobile marketing and advertising
Velti Platforms and Services Limited	100%	Cyprus	Mobile marketing and advertising
Velti Mobile Platforms Limited	100%	British Virgin Islands	Mobile marketing and advertising
Mobile Interactive Group Limited	100%	U.K.	Mobile marketing and advertising
Velti Mobile Marketing Technology LLC	100%	Russia	Mobile marketing and advertising

4.D. Property, Plant and Equipment

We own no real estate. Our registered office is located in the Bailiwick of Jersey, the Channel Islands and our corporate headquarters are located in the Republic of Ireland. As of December 31, 2011, our leased facilities include our:

•
corporate, sales, marketing, product development, professional services, support and administrative facilities in San Francisco, California where we lease approximately 48,000 square feet, Palo Alto, California where we lease approximately 4,000 square feet, Atlanta, GA where we lease approximately 14,000 square feet, and New York City, New York where we lease approximately 7,000 square feet;

•	sales, marketing, professional services, support and administrative facilities in London where we lease approximately 11,000 square feet;

•	research and development, sales, marketing, consulting and support facilities in Athens where we lease approximately 53,000 square feet;

•	sales, marketing, product development, professional services, support and administrative facilities in Chennai where we lease approximately 10,000 square feet; and

•	an executive office in Dublin where we lease approximately 108 square feet.
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

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Shareholders should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Selected Financial Data” and our consolidated financial statements and the related notes thereto included elsewhere in this annual report. In addition to historical consolidated financial information, the following discussion contains forward‑looking statements that reflect our plans, estimates and opinions. Our actual results could differ materially from those discussed in the forward‑looking statements. Factors that could cause or contribute to these differences or cause our actual results or the timing of selected events to differ materially from those anticipated in these forward‑looking statements include those set forth under “Risk Factors” and elsewhere in this annual report.
Overview
Velti is a leading global provider of mobile marketing and advertising technology and solutions that enable brands, advertising agencies, mobile operators and media to implement highly targeted, interactive and measurable campaigns by communicating with and engaging consumers via their mobile devices. The Velti platform, called Velti mGage™, allows customers to use mobile and traditional media to target, reach, and engage consumers through mobile internet and applications; convert consumers into customers; and continue to actively manage the relationship through the mobile channel.
We believe our integrated, easy‑to‑use, end‑to‑end software platform is the most extensive mobile marketing and advertising campaign management platform in the industry. Our platform further enables brands, advertising agencies, mobile operators and media companies to plan, execute, monitor and measure mobile marketing and advertising campaigns in real time throughout the campaign lifecycle. We generate revenue from our software‑as‑a‑service (SaaS) model, from licensing our software to customers and from providing managed services to customers.
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
Corporate Highlights
During 2011 we continued to expand our presence across numerous geographies. We have had considerable success throughout the United States and Asia, diversifying our global business. Our revenue growth was characterized by a significant increase in customers across brands and advertising agencies, with existing customers spending 44% more dollars in 2011 than in 2010 for Velti software solutions. Our platforms now provide marketers the ability to reach more than 4.3 billion consumers in 67 countries and our customers have already connected with 1.4 billion consumers. During 2011, 1,232 customers executed 4,114 campaigns on our platforms. The Americas is our fastest growing region with $41.1 million of our 2011 revenue (compared to $9.2 million in 2010), representing 22% of our total revenues (compared to 8% in 2010). We increased our SaaS revenue contribution to 73% of total revenue for the year ended December 31, 2011, compared to 66% for the year ended December 31, 2010.
During the fourth quarter and fiscal year 2011, we:

•
Completed the acquisitions of both Air2Web, Inc., or Air2Web, and Mobile Interactive Group Ltd., or MIG, significantly expanding our geographic presence in the United States, the United Kingdom and India, and simultaneously expanding the mGage platform's product offering with mobile CRM, mobile commerce and mobile billing solutions;

•	Expanded our global presence, opening new offices in high growth markets, including, among others Brazil, Dubai, and Turkey; and

•
Achieved numerous new customer wins including many blue chip brands; facilitated, via our mGage platform, a large scale mobile marketing campaign in the United States; further expanded our expertise in emerging and developing markets, successfully completing a 16 country mobile marketing campaign for a customer in the Asia; and established a long-term partnership with the world's 3rd largest telecom operator by subscribers.

Components of Results of Operations
Revenue
We derive our revenue from customers who use our platform to create, execute and measure mobile marketing and advertising campaigns. Our platform is based upon a modular, distributed architecture, allowing our customers to use the whole or any part of the functionality of the platform, depending upon the needs of each campaign. Our fees vary by contract, depending upon a number of factors, including the scope of the services that we provide to the campaign, and the range of functionality deployed by the customer on our technology platform. For our engagements with brands, our contracts may be directly with the brand, or with an advertising agency who manages the mobile marketing or advertising campaign on a brand's behalf.
We generate revenue as follows:

▪
Software as a Service (SaaS) Revenue: Fees from customers who subscribe to our hosted mobile marketing and advertising platform, generally referred to as “usage‑based” services, and incremental fees from customers who utilize our software solutions to measure the progress of their transaction‑based mobile marketing and advertising campaigns, generally referred to as “performance‑based” services.

SaaS revenue generated from our “performance‑based” services is generally based on specified metrics, typically relating to the number of transactions performed during the campaign multiplied by the cost per action in accordance with the terms of the related contracts. Some of our performance‑based contracts include performance incentive provisions that link a portion of revenue that we may earn under the contract to the performance of the customer's campaign relative to quantitative or other milestones, such as the growth in the consumer base, reduced consumer churn, or the effectiveness of the end-user response. We consider the performance‑based fees to be contingent fees. We recognize this revenue monthly based on actual performance, which is when the fees are earned and the amount of the fee can be reliably measured. Our performance‑based arrangements are typically invoiced monthly.

▪
License and Software Revenue: Fees from customers who license our mobile marketing and advertising platform provided on a perpetual or term based license and fees for customized software solutions delivered to and installed on the customers' server, including fees to customize the platform for use with different media used by the customer in a campaign.

▪	Managed Services Revenue: Fees charged to customers for professional services related to the implementation, execution and monitoring of customized mobile marketing and advertising solutions.
The fees associated with our managed services revenue are typically paid over a fixed period corresponding with the duration of the campaign or the consumer acquisition and retention program. An initial, one-time setup fee may also be charged for the development of mobile marketing and advertising campaigns. We may also charge fees to procure third‑party mobile and integrated advertising services, such as content, media booking and direct booking across multiple mobile advertising networks on behalf of our customers.
Due to the nature of the services that we provide, our customer contracts may include service level requirements that may require us to pay financial penalties if we fail to meet the required service levels. We recognize any such penalties, when incurred, as a reduction to revenue.
Costs and Expenses
We classify our costs and expenses into seven categories: third‑party, datacenter and direct project, general and administrative, sales and marketing, research and development, acquisition related charges, and depreciation and amortization. We charge share‑based compensation expense resulting from the amortization of the fair value of deferred share and share option grants to each employee's principal functional area. We allocate certain facility‑related and other common expenses such as rent, office and information technology to functional areas based on headcount.
Third‑Party Costs. Our third‑party costs are fees paid to third parties to secure advertising space or content, or to obtain media inventory for the placement of advertising and media messaging services, primarily in connection with mGage Exchange, as well as fees paid to third parties for services in connection with the creation and execution of marketing and advertising campaigns. Third‑party costs also include the costs of certain content, media, or advertising that we acquire for a campaign, and costs associated with incentives provided to consumers in order to participate in the campaigns as well as certain computer hardware or software that we might acquire for a customer. Third‑party costs also include costs paid to third parties for technology and local integration that is not performed by our personnel, and primarily relate to our SaaS revenue.
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

General and Administrative Expenses. Our general and administrative expenses primarily consist of personnel costs for our executive, finance and accounting, legal, human resource and information technology personnel. Additional general and administrative expenses include consulting and professional fees and other corporate and travel expenses. While we expect that our general and administrative expenses will increase in absolute dollars, we expect the expenses as a percentage of revenue to decline as we grow revenue.
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
Research and Development. Research and development expenses primarily consist of personnel‑related expenses including payroll expenses, share‑based compensation expense and engineering costs related principally to the design of our new products and services.
Depreciation and Amortization. Depreciation and amortization expenses primarily consist of depreciation on computer hardware and leasehold improvements in our datacenters, amortization of purchased intangibles and of our capitalized software development costs and amortization of purchased intangibles, offset by allocation of government grant income.
Acquisition Related and Other Charges. Acquisition related and other charges consist primarily of changes in the fair value of contingent payments for acquisitions, other acquisition related charges and during 2011, impairment charges related to our intangible assets.
Interest Expense
Interest expense includes interest we incur as a result of our borrowings and factoring obligations. For a description of our borrowing and factoring obligations see Note 11 to notes to consolidated financial statements. During the year ended December 31, 2011 we repaid approximately $60 million of debt outstanding as of December 31, 2010.
Gain (Loss) from Foreign Currency Transactions
Gain (loss) from foreign currency transactions are a result of realized and unrealized gains and losses from transactions denominated in currencies other than the functional currency of the respective subsidiary, as well as the gain or loss resulting from remeasuring assets and liabilities denominated in a currency other than the functional currency into the functional currency on each balance sheet date.
Loss from Equity Method Investments
Our equity method investments include all investments in entities over which we have significant influence, but not control, generally including a beneficial interest of between 20% and 50% of the voting rights. Our share of our equity method investments' post acquisition profits or losses is recognized in the consolidated statement of operations. For a discussion of our equity method investments see Note 10 to notes to consolidated financial statements.
Income Tax Expense
We are subject to tax in jurisdictions or countries in which we conduct business. Earnings are subject to local country income tax and may be subject to current income tax in other jurisdictions.
Our deferred income tax assets represent temporary differences between the financial statement carrying amount and the tax basis of existing assets and liabilities that will result in deductible amounts in future years, including net operating loss carry‑forwards. Based on estimates, the carrying value of our net deferred tax assets assumes that it is more likely than not that we will be able to generate sufficient future taxable income in certain tax jurisdictions. Our judgments regarding future profitability may change due to future market conditions, changes in tax laws and other factors.
Geographic Concentration
We conduct our business primarily in three geographical areas: Europe, Americas, and Asia/Africa. The following table provides revenue by geographic area. Revenue from customers for whom we provide services in multiple locations is allocated according to the location of the respective customer's domicile. Revenue from customers for whom we provide services in a single or very few related locations is allocated according to the location of the respective customer's place of operations.

Revenue:	Year Ended December 31,
	2011		2010		2009
	(in thousands, except percentages)
Europe:
United Kingdom	$37,758	20.0%	$34,105	29.3%	$14,655	16.3%
All other European countries	86,318	45.6%	55,299	47.6%	53,446	59.4%
Total Europe	124,076	65.6%	89,404	76.9%	68,101	75.7%
Americas	41,114	21.7%	9,150	7.9%	4,049	4.5%
Asia/Africa	24,012	12.7%	17,715	15.2%	17,815	19.8%
Total revenue	$189,202	100.0%	$116,269	100.0%	$89,965	100.0%

We expect to continue to increase the amount of revenue that we generate from customers located outside of Europe and anticipate that our geographic revenue concentration in Europe as a whole will decrease as a percentage of our total revenue.
Customer Concentration
No customer accounted for more than 10% of our revenues during 2011. One customer accounted for 14% of our revenues during 2010. A different customer accounted for 15% of our revenues during 2009.
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
The following discussion addresses our critical accounting policies and reflects those areas that require more significant judgments and use of estimates and assumptions in the preparation of our consolidated financial statements. See Note 2 in the notes to the consolidated financial statements included elsewhere in this annual report for additional information about these critical accounting policies.
Revenue Recognition
We derive our revenue from three sources:

▪
software as a service (SaaS) revenue, which consists of fees from customers who subscribe to our hosted mobile marketing and advertising platform, generally referred to as “usage‑based” services, and fees from customers who utilize our software solutions to measure the progress of their transaction‑based mobile marketing and advertising campaigns, generally referred to as “performance‑based” services;

▪
license and software revenue, which consists of revenue from customers who license our mobile marketing and advertising platform and fees for customized software solutions delivered to and installed on the customers' server either in perpetual or term licenses; and

▪
managed services revenue, which consists of fees charged to customers for professional services related to the implementation, execution, and monitoring of customized mobile marketing and advertising solutions.

We account for revenue for these services and licenses in accordance with Accounting Standards Codification (ASC) Topic 605 - Revenue Recognition and ASC Topic 985-605 - Certain Revenue Arrangements that Include Software Elements. We recognize revenue when all of the following conditions are satisfied: (i) there is persuasive evidence of an arrangement; (ii) the service has been rendered or delivery has occurred; (iii) the fee to be paid by the customer is fixed or determinable; and (iv) collectability of the fee is reasonably assured.
SaaS revenue generated from our “usage‑based” services, including subscription fees for use of individual software modules and our automated mobile marketing campaign creation templates, and fees charged for access to our technology platform, are recognized ratably over the period of the agreement as the fees are earned.
SaaS revenue generated from our “performance‑based” services is generally based on specified metrics, typically relating to the number of transactions performed during the campaign multiplied by the cost per action in accordance with the terms of the related contracts. Some of our performance‑based contracts include performance incentive provisions that link a portion of revenue that we may earn under the contract to the performance of the customer's campaign relative to quantitative or other milestones, such as the growth in the consumer base, reduced consumer churn, or the effectiveness of the end-user response. We consider the performance‑based fees to be contingent fees. We recognize this revenue monthly based on actual performance, which is when the fees are earned and the amount of the fee can be reliably measured. Our performance‑based arrangements are typically invoiced monthly, which can occur in a period subsequent to revenue being recognized.
License and software revenue consists of fees charged for our mobile marketing and advertising technology provided on a perpetual or term-based license. These types or arrangements do not typically include any ongoing support arrangements or rights to upgrades or enhancements and therefore revenue related to perpetual licensing arrangements is recognized upon the delivery of the license. Revenue from term based licenses are recognized over the related term. Fees charged to customize our software solution are recognized using the completed contract or percentage-of-completion method according to ASC 605-35, Revenue Recognition - Construction-Type and Production-Type Contracts, based on the ratio of costs incurred to the estimated total costs at completion.
Managed services revenue, when sold with software and support offerings, are accounted for separately when these services (i) have value to the customer on a standalone basis, (ii) are not essential to the functionality of the software and (iii) there is objective and reliable evidence of the selling price of each deliverable. When accounted for separately, revenue is recognized as the services are rendered for time and material contracts, and ratably over the term of the contract when accepted by the customer for fixed price contracts. For revenue arrangements with multiple deliverables, such as an arrangement that includes license, support and professional services, we allocate the total amount the customer will pay to the separate units of accounting based on their relative selling prices, as determined by the price of the undelivered items when sold separately.
The timing of revenue recognition in each case depends upon a variety of factors, including the specific terms of each arrangement and the nature of our deliverables and obligations, and the existence of evidence to support recognition of our revenue as of the reporting date. For contracts with extended payment terms for which we have not established a successful pattern of collection history, we recognize revenue when all other criteria are met and when the fees under the contract are due and payable. Fees that have been invoiced are recorded in trade receivables and in revenue when all revenue recognition criteria have been met. Fees that have not been invoiced as of the reporting date but for which all revenue recognition criteria are met are reported as accrued contract receivables on the balance sheets.
We present revenue net of value‑added tax, sales tax, excise tax and other similar assessments. Our revenue arrangements do not contain general rights of return.
Government Grants
From time to time, we receive grants from the European Union for the development and roll-out of mobile and broadband services and various m-commerce related services. We recognize grant income as an offset to costs and expenses in our consolidated statements of operations in the period when the costs that are reimbursed by the grant are recognized. Receivables from government grants are recognized when there is reasonable assurance that the grant will be received and we are able to comply with all of the conditions imposed on the grant, which is generally upon receiving notification of grant eligibility.  Each grant provides income in the form of reimbursement of capital expenditures or of the costs incurred in the development of technology subject to the terms of the grant. Grants that reimburse costs related to depreciable assets, including our capitalized software development costs, are recognized as income in the periods, and in the proportions, in which amortization and depreciation on these assets is charged. Grant income is allocated among costs and expenses according to the allocation of the amortization of the capitalized software costs reimbursed by the grant.
Intangible Assets
Intangible assets that we acquire or develop are carried at historical cost less accumulated amortization and impairment loss, if any.
Acquired Intangible Assets.    Intangible assets acquired through business combinations are reported at allocated purchase cost less accumulated amortization and accumulated impairment loss, if any. Amortization is expensed on a straight-line basis over the estimated economic lives of the assets acquired, as determined on the acquisition date.

Currently, our acquired intangible assets consist of customer relationships, developed technology, and trademark and trade name. Customer relationships are estimated to provide benefits over four to five years, developed technology acquired is estimated to provide benefits over four to five years, and trademark and trade name is estimated to provide benefits over 18 months.
Internal Software Development Costs.    Internal software development costs consist primarily of internal salaries and consulting fees for developing software platforms for sale to or use by customers in mobile marketing and advertising campaigns. We capitalize such costs as they are integral parts of a product or process to be sold or leased. Such software is primarily related to our Velti mGage platform, including underlying support systems.
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
Valuation of Long-lived and Intangible Assets
We evaluate long-lived assets such as property and equipment, and identifiable intangible assets that are subject to amortization for impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment loss is recognized when estimated future undiscounted cash flows expected to result from the use of the asset and its eventual disposition is less than the carrying amount. When undiscounted future cash flows are not expected to be sufficient to recover an asset's carrying amount, the asset is written down to its fair value. Where available, quoted market prices are used to determine fair value. When quoted market prices are not available, various valuation techniques, including the discounted value of estimated future cash flows, are utilized. During 2011 we completed a comprehensive evaluation of our technology portfolio in connection with the integration of Air2Web and MIG following their acquisitions and determined certain legacy intangible assets were obsolete. As result we recorded an impairment charge of $1.5 million during 2011. There were no such impairment charges recorded during 2010 and 2009.
Share‑Based Compensation Expense
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
Goodwill
Goodwill is generated when the consideration paid for an acquisition exceeds the fair value of net assets acquired. Goodwill is recognized as an asset and reviewed for impairment at least annually, or whenever events or circumstances indicate that the carrying amount of goodwill may not be recoverable. We have selected December 31 as the date to perform the annual impairment testing of goodwill. We have determined that no goodwill impairment charge was necessary for 2011, 2010 and 2009.

Income Tax Expense
The Company uses the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the financial statement and tax basis of assets and liabilities and net operating loss and credit carry-forwards using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts more likely than not expected to be realized.
Tax positions for the Company and its subsidiaries are subject to income tax audits by multiple tax jurisdictions throughout the world. The Company recognizes the tax benefit of an uncertain tax position only if it is more likely than not that the position is sustainable upon examination by the taxing authority, based on the technical merits. The tax benefit recognized is measured as the largest amount of benefit which is greater than 50 percent likely to be realized upon settlement with the taxing authority. The Company recognizes interest accrued and penalties related to unrecognized tax benefits in its tax provision.
Undistributed earnings of our Foreign Subsidiaries are indefinitely reinvested in the respective operations. No provision has been made for taxes that might be payable upon remittance of such earnings, nor is it practicable to determine the amount of this liability.
Our effective tax rate varies based on a variety of factors, including overall profitability, the geographical mix of income before taxes and the related tax rates in the jurisdictions in which we operate, restructuring and other one-time charges, as well as discrete events, such as tax settlements.
Fair Value Measurements
The Company reports its financial and non-financial assets and liabilities that are re-measured and reported at fair value at each reporting period. The Company established a three-tier fair value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1.	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2.	Include other inputs that are directly or indirectly observable in the marketplace.
Level 3.	Unobservable inputs which are supported by little or no market activity.
Our financial assets and liabilities consist principally of cash and cash equivalents, accounts payable, accrued liabilities, current and non-current notes payable. Cash and cash equivalents are stated at cost, which approximates fair value. As of December 31, 2011 and 2010, we do not have readily marketable securities that are classified as cash equivalents. Accounts payable and accrued liabilities are carried at cost that approximates fair value due to their expected short maturities. Our long-term debt bears interest at variable rates which approximate the interest rates at which we believe we could refinance the debt. Accordingly, the carrying amount of long-term debt as of December 31, 2011 and 2010 approximates its fair value. As of December 31, 2011, we did not have any financial assets or liabilities for which Level 1 or Level 2 inputs were required to be disclosed. See Note 7 of our notes to consolidated financial statements for our disclosure of Level 3 inputs used to revalue our contingent payments related to certain of our acquisitions.
The fair value of our contingent payments associated with our recent acquisitions is determined based on an internal cash flow model using inputs based on estimates and assumptions developed by us and is remeasured on each reporting date. The rates used to discount net cash flows to their present value were based on our weighted average cost of capital for similar transactions and an assessment of the relative risk inherent in the associated cash flows. The inputs were current as of the measurement date. These inputs tend to be unobservable and, as such, are considered Level 3 in the fair value hierarchy.
On May 1, 2011 we amended our agreement with Mobclix to fix the contingent payment at $18.1 million, payable in cash or shares at our discretion. We estimated the fair value of the amended minimum deferred consideration utilizing a present value factor based on the cost of capital and the timing of the payments, which resulted in us recording an additional $6.1 million of acquisition related charges. As this became a fixed liability it is no longer considered a Level 3 fair value measurement as of December 31, 2011. In addition, we agreed an additional contingent amount based solely upon the EBITDA performance of Mobclix for the period from January 1 to December 31, 2011. This contingent payment has been set at a minimum of zero and a maximum of $5.0 million. After reviewing the actual results as of December 31, 2011, we determined that no payment related to the 2011 EBITDA performance was due.
As part of the purchase consideration for our acquisition of MIG, we have agreed to pay, on March 31, 2013, an amount contingent upon the financial performance of MIG for the period from January 1, 2011 to December 31, 2012, payable in cash or shares at our discretion. The contingent payment is based upon MIG achieving certain EBITDA targets during the period, with no minimum and a maximum of $27.0 million. We determined that the acquisition-date estimated fair value of the contingent payment is $15.3 million and recorded this amount as a component of the consideration transferred in exchange for the equity interests of MIG. The acquisition-date fair value was measured based on the probability-adjusted present value of the consideration expected to be transferred. The fair value of the contingent payments are revalued on each reporting date.
The following table provides a summary of changes in fair value of the contingent payments measured using significant unobservable inputs (Level 3):

Fair Value
(in thousands)
Balance as of January 1, 2010	$41
Additions to contingent payment liability for Mobclix acquisition	5,135
Change in fair value of contingent payment liabilities	4,440
Settlement of contingent payment	(500)
Balance as of December 31, 2010	9,116
Reclassified to deferred consideration (not measured at fair value)	(10,290)
Additions to contingent payment liability for Mobile Interactive Group acquisition	15,290
Change in fair value of contingent payment liabilities	2,155
Balance as of December 31, 2011	$16,271

5.A. Operating Results.
The following table sets forth our consolidated results of operations for the years ended December 31, 2011, 2010 and 2009:

	Year Ended December 31,
	2011	2010	2009
	(in thousands)
Revenue:
Software as a service (SaaS) revenue	$139,024	$77,202	$30,965
License and software revenue	36,705	26,586	45,811
Managed services revenue	13,473	12,481	13,189
Total revenue	189,202	116,269	89,965
Cost and expenses:
Third-party costs	53,901	36,658	27,620
Datacenter and direct project costs	17,952	6,312	4,908
General and administrative expenses	45,258	22,484	17,387
Sales and marketing expenses	37,733	23,049	15,919
Research and development expenses	13,060	7,840	3,484
Acquisition related and other charges	10,390	5,364	—
Depreciation and amortization	20,900	12,131	9,394
Total cost and expenses	199,194	113,838	78,712
Income (loss) from operations	(9,992)	2,431	11,253
Interest expense, net	(7,389)	(8,069)	(2,370)
Gain (loss) from foreign currency transactions	6,200	(1,726)	14
Other expenses	(49)	—	—
Income (loss) before income taxes, equity method investments and non-controlling interest	(11,230)	(7,364)	8,897
Income tax expense	(3,808)	(3,771)	(410)
Loss from equity method investments	(200)	(4,615)	(2,223)
Net income (loss)	(15,238)	(15,750)	6,264
Net income (loss) attributable to non-controlling interest	130	(81)	(191)
Net income (loss) attributable to Velti	$(15,368)	$(15,669)	$6,455

Revenue

	Year Ended December 31,			Variance
				2011 vs 2010		2010 vs 2009
	2011	2010	2009	$	%	$	%
	(in thousands, except percentages)
Software as a service (SaaS) revenue	$139,024	$77,202	$30,965	$61,822	80%	$46,237	149%
License and software revenue	36,705	26,586	45,811	10,119	38%	(19,225)	(42)%
Managed services revenue	13,473	12,481	13,189	992	8%	(708)	(5)%
Total revenue	$189,202	$116,269	$89,965	$72,933	63%	$26,304	29%

Our total revenue for 2011 increased by $72.9 million, or 62.7%, compared to 2010. This increase was primarily the result of growth in the number of campaigns from existing customers, the addition of new customers and revenue generated from our acquisitions of Mobclix in September 2010, Air2Web in October 2011 and MIG in November 2011. For 2011, our revenue from existing customers was $145.2 million and from new customers was $44.0 million, compared to $90.2 million and $26.1 million, respectively, for the same period in 2010. During 2011, we generated revenue of $41.1 million from the Americas, compared to $9.2 million during 2010, primarily as a result of the expansion of our U.S. operations following our recent acquisitions.
The increase in our SaaS revenue was driven by the revenue contribution from our recent acquisitions, combined with significant growth in revenues generated from performance‑based advertising campaigns based upon our achievement of certain performance metrics and the overall shift in our focus to deliver our platform utilizing the SaaS model.
Operating Costs and Expenses

	Year Ended December 31,			Variance
				2011 vs 2010		2010 vs 2009
	2011	2010	2009	$	%	$	%
	(in thousands, except percentages)
Third-party costs	$53,901	$36,658	$27,620	$17,243	47%	$9,038	33%
Datacenter and direct project costs	17,952	6,312	4,908	11,640	184%	1,404	29%
General and administrative expenses	45,258	22,484	17,387	22,774	101%	5,097	29%
Sales and marketing expenses	37,733	23,049	15,919	14,684	64%	7,130	45%
Research and development expenses	13,060	7,840	3,484	5,220	67%	4,356	125%
Acquisition related and other charges	10,390	5,364	—	5,026	94%	5,364	100%
Depreciation and amortization	20,900	12,131	9,394	8,769	72%	2,737	29%
Total cost and expenses	$199,194	$113,838	$78,712	$85,356	75%	$35,126	45%

Third-party Costs
Third‑party costs increased by $17.2 million, or 47%, from 2010 to 2011. The increase was primarily due to $20.0 million associated with revenue generated from our advertising business and the inclusion of Air2Web and MIG results from the acquisition dates offset by decreases in the amount of incentives and promotional costs incurred for mobile marketing campaigns during 2011.
Third‑party costs increased $9.0 million, or 33%, from 2009 to 2010. The increase was primarily due to $5.0 million associated with revenue generated from our advertising business, and an increase in the number of campaigns that we ran for our customers that included incentives and promotional costs.
Datacenter and Direct Project Costs
Datacenter and direct project costs increased by $11.6 million, or 184%, from 2010 to 2011. This increase was primarily due to a $3.1 million increase in share‑based compensation expense, a $3.8 million increase in personnel‑related expense due to an increase in headcount to support growth in our business, and a $4.7 million increase in datacenter and direct project costs as we have scaled to support the growth in revenue.
Datacenter and direct project costs increased by $1.4 million, or 29% from 2009 to 2010 as we scaled to support the growth in revenue.
General and Administrative Expenses
General and administrative expenses increased by $22.8 million, or 101%, from 2010 to 2011. This increase was primarily due to a $9.1 million increase in share‑based compensation expense, an $9.4 million increase in personnel‑related expense due to an increase in headcount to support growth in our business, and a $3.1 million increase in professional services and other administrative expenses to support our growth.
General and administrative expenses increased by $5.1 million, or 29%, from 2009 to 2010. This increase was primarily due to a $3.0 million increase in personnel related expense worldwide and to additional expenses associated with our expansion in the U.S, $2.5 million of incremental costs incurred related to becoming a U.S. listed company that were not directly related to our recent U.S. public offering, as well as $2.4 million of additional share-based compensation expense. These increases were offset by a decrease of $0.9 million in executive salaries during 2010 due to three executives reducing their salary to $1 each for 2010. In addition, there was $2.1 million of non-recurring expenses during 2009 associated with professional services relating to our redomiciliation.
Sales and Marketing Expenses
Sales and marketing expenses increased by $14.7 million, or 64%, from 2010 to 2011. This increase was primarily due to a $6.1 million increase in share‑based compensation expense, $6.6 million increase in personnel‑related expense due to an increase in headcount to support growth in our business, and a $2.0 million increase in other sales and marketing expenses primarily due to our growth.

Sales and marketing expenses increased by $7.1 million, or 45%, from 2009 to 2010. This increase was primarily due to a $1.8 million increase in share‑based compensation expense and an expense of $5.3 million related to additional professional services, pre‑sale marketing expenses and travel expenses incurred in connection with the expansion of our global operations and the development of new markets, as well as additional sales and marketing expenses associated with our U.S. expansion.
Research and Development Expenses
Research and development expenses increased by $5.2 million, or 67%, from 2010 to 2011. This increase was primarily due to a $3.1 million increase in share‑based compensation expense, $2.5 million increase in personnel‑related expense due to an increase in headcount to support growth in our business, offset by $0.4 million reduction in research and development expenses due to more effective cost management.
Research and development expenses increased by $4.4 million, or 125%, from 2009 to 2010. This increase was primarily due to a $2.4 million increase in development activities undertaken in the US to integrate acquired technologies and increased overall spending to enhance our mGage mobile marketing platform to drive growth and competitiveness in our products. We also incurred an additional $0.7 million in share base compensation expense resulting from equity awards to our employees during 2010.
Acquisition-Related and Other Charges
Acquisition-related and other charges for 2011 were $10.4 million. This includes $2.2 million related to the valuation of contingent payments for Mobclix and MIG, $6.1 million related to the amendment of the Mobclix purchase agreement, and $0.3 million in other acquisition-related expenses. In addition, during 2011 we completed a comprehensive evaluation of our technology portfolio in connection with the integration of Air2Web and MIG following their acquisitions, and determined certain legacy intangible assets were obsolete, resulting in an impairment charge of $1.5 million. See Note 6 and Note 7 to the notes to consolidated financial statements.
Acquisition-related and other charges for 2010 were $5.4 million, primarily related to the valuation of contingent payments for Mobclix acquisition. See Note 7 in the notes to the consolidated financial statements.
Depreciation and Amortization
Depreciation and amortization expense increased by $8.8 million, or 72%, from 2010 to 2011. This increase was primarily due to higher capitalized software development costs related to the development of our mGage platform, as well as an increase in amortized intangible assets from our acquisitions.
Depreciation and amortization expense increased by $2.7 million, or 29%, from 2009 to 2010. This increase was primarily due to higher capitalized software development costs related to the development of our mGage platform, as well as an increase in amortized intangible assets from our acquisitions.
Other Income Expense

	Year Ended December 31,			Variance
				2011 vs 2010		2010 vs 2009
	2011	2010	2009	$	%	$	%
	(in thousands, except percentages)
Interest expense, net	$(7,389)	$(8,069)	$(2,370)	$(680)	(8)%	$5,699	240%
Gain (loss) from foreign currency transactions	6,200	(1,726)	14	(7,926)	(459)%	$1,740	(12,429)%
Other expenses	(49)	—	—	49	100%	$—	—%
Income tax (expense) benefit	(3,808)	(3,771)	(410)	37	1%	$3,361	820%
Loss from equity method investments	(200)	(4,615)	(2,223)	(4,415)	(96)%	$2,392	108%

Interest Expense, net
Interest expense, net decreased by $0.7 million, or 8%, from 2010 to 2011, primarily due to a decrease in our outstanding debt balances.
Interest expense, net increased by $5.7 million, or 240%, from 2009 to 2010, primarily due to an increase in our borrowings and factoring of additional receivables. For a description of our borrowing and factoring obligations see Note 11 to the notes to consolidated financial statements. We did not earn a significant amount of interest income in any of the periods.

Gain (loss) from Foreign Currency Transactions
Gain (loss) from foreign currency transactions, a non-cash item, changed by $7.9 million, or 459%, from 2010 to 2011. This change from a loss to a gain was primarily due to translation adjustments on cash balances denominated in currencies other than the functional currency during 2011, mostly from the decline of the euro and pound against the US dollar.
Gain (loss) from foreign currency transactions changed by $1.7 million, or 12,429%, from 2009 to 2010. This decrease was primarily due to foreign currency transactions related to intercompany loans that resulted from changes in exchange rates in Russian rubles and Ukrainian hryvnia. Our intercompany loans are loans that we made to subsidiaries in euros to fund costs and expenses incurred in local currencies.
Income Tax Expense
We recorded income tax expense of $3.8 million on a worldwide pre-tax loss of $11.4 million for 2011 compared to an income tax expense of $3.8 million on a world-wide pre-tax loss of $12.0 million for 2010. We recorded income tax expense of $0.4 million on a worldwide pre-tax income of $6.7 million for 2009. For a description of the changes in our effective tax rates see Note 12 to the notes to consolidated financial statements.
Loss from Equity Method Investments
Our share of loss from equity method investments decreased $4.4 million, or 96%, from 2010 to 2011, primarily due to improved results from our equity method investments.
Our share of loss from equity method investments increased $2.4 million, or 108%, from 2009 to 2010, primarily due to elimination of $2.8 million of unrealized profit on sales transactions with certain of our equity method investees during 2010. For a discussion of our equity method investments, see Note 10 to the notes to consolidated financial statements.
5.B. Liquidity and Capital Resources.
Since our inception we have financed our operations and acquisitions primarily through the public offerings and borrowings under our bank credit facilities. As of December 31, 2011, we had $75.8 million in cash and cash equivalents. We generally deposit our excess cash in interest bearing bank accounts, and did not have investments in marketable securities as of December 31, 2011.
As of December 31, 2011, we had $9.9 million in outstanding long‑term debt and short‑term financings. The effective interest rates to finance our borrowings as of December 31, 2011 ranged from 4.0% to 15.5%.
As of December 31, 2011, our current assets exceeded our current liabilities by $180.3 million. Based on our current business plan, we believe that our existing cash balances and any cash generated from operations, will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 12 months.
If our estimates of revenues, expenses or capital or liquidity requirements change or are inaccurate or if cash generated from operations is insufficient to satisfy our liquidity requirements, we may seek to sell additional shares or arrange debt financing. Further, we may seek to sell additional ordinary shares or arrange for additional debt financing, to the extent it is available, in order to provide us financial flexibility or to pursue investment opportunities that may arise.

	Year Ended December 31,
	2011	2010	2009
	(in thousands)
Cash generated from (used in):
Operating activities	$(67,321)	$(9,870)	$(3,277)
Investing activities	(80,845)	(23,734)	(20,911)
Financing activities	209,037	32,186	28,016
Effect of exchange rate fluctuations	(2,460)	(883)	1,506
Increase (decrease) in cash and cash equivalents	$58,411	$(2,301)	$5,334

Operating Activities. Net cash used in operating activities for 2011 was $67.3 million, compared to $9.9 million for 2010. The increase in cash used in operating activities is attributable to higher prepaid third‑party costs, both organically and related to our acquisition of MIG. In addition, much of our business is in emerging markets where payment terms on amounts due to us may be longer than on our contracts with customers in other markets.
Investing Activities. Net cash used in investing activities for 2011 was $80.8 million compared to $23.7 million for 2010. This was primarily due to our investment in property and equipment, software development, which we capitalized, and investment in subsidiaries, including the acquisition of Mobile Interactive Group and Air2Web during 2011.
Financing Activities. Net cash generated from financing activities for 2011 was $209.0 million compared to $32.2 million for 2010. The cash generated from financing activities was primarily due to the proceeds from our public offerings completed during 2011, offset by the repayment of a significant amount of the debt outstanding as of December 31, 2010.
For further information about our outstanding long‑term debt and short‑term financings, see Note 11 to the notes to consolidated financial statements.
Although we have an overall accumulated deficit of $34.7 million, we have unremitted positive earnings in certain jurisdictions of approximately $84.6 million. Management has assessed the requirements for indefinite reinvestment of these earnings, and has not provided for related taxes on such earnings for the following reasons: (1) based upon financial forecasts and budgets, we intend to permanently reinvest such earnings in the local geographies where the earnings are located to fund expansion and growth in the local markets, as well as retain sufficient working capital and fund other capital needs locally and (2) we will engage in intercompany financing as necessary for purposes of providing sufficient cash flow to non-income producing jurisdictions. There may also be local jurisdiction restrictions on our ability to remit dividends, including: (1) each company with positive unremitted earnings may not have sufficient distributable reserves to make such a distribution in the foreseeable future and (2) each company with unremitted earnings may not have sufficient cash available to make such a distribution.
5.C. Research and Development, Patents and Licenses, etc.
Research and Development
We have built a strong internal software development team that has many years of experience in the technology and mobile advertising and marketing industries. We have 443 engineers and software developers in our development centers located in Palo Alto and San Francisco, California; Atlanta, Georgia; New York, New York; London and Manchester, England; Amsterdam, Netherlands; Athens, Greece; Kiev, Ukraine; Chennai and Mumbai, India; and Beijing, China.
Our recent research and development activities have been focused on enhancements to our platform, including adding functionality to the activities related to multichannel conversion tracking and multivariate testing. We are also adding functionality to our mobile marketing platform, providing an innovative set of tools needed to produce assets and create highly interactive communication and messaging campaigns. We continue to innovate in our data and analytics capabilities, allowing marketers to capture critical data about the performance of mobile campaigns. Dashboards and analytics provide key metrics that marketers can use to boost their efforts throughout the marketing cycle.
Current research and development initiatives are also focused on the integration of technology platforms acquired from Air2Web and MIG with Velti platforms, including additional advertising capabilities, as well as planning and content solutions. In addition, we have an internal advanced projects team that is focused on the development of new applications and next generation technologies. We believe that having a dedicated, highly-trained advanced projects team enables us to effectively address the rapidly evolving mobile marketing and advertising services market.
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
We have five issued patents and have 21 pending patent applications. We cannot be sure that any additional patents will issue or that any future patents that may issue will survive a legal challenge to their scope, validity or enforceability, or provide significant protection for us. The failure of our patents, or our reliance upon copyright and trade secret laws to adequately protect our technology might make it easier for our competitors to offer similar products or technologies. In addition, patents may not be issued for any of our current or future applications.

5.D. Trend Information.
 Selected Quarterly Results of Operation
The following table sets forth our selected unaudited consolidated quarterly statements of operations for the eight quarters ended December 31, 2011. The following information should be read in conjunction with our audited financial statements and related notes thereto included elsewhere in this annual report. We have prepared the selected unaudited consolidated quarterly financial information on the same basis as our audited consolidated financial statements included in this annual report, and reflect all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of this data. Our financial results for the eight quarters ended December 31, 2011 may not be indicative of our financial results for any future quarterly periods.

	For the three months ended
	Dec 31, 2011	Sep 30, 2011	Jun 30, 2011	Mar 31, 2011	Dec 31, 2010	Sep 30, 2010	Jun 30, 2010	Mar 31, 2010
		(unaudited, in thousands)
Selected quarterly statement of operations data:
Revenue:
Software as a service (SaaS) revenue	$62,650	$25,545	$27,550	$23,279	$40,854	$14,987	$13,788	$7,573
License and software revenue	19,746	10,091	4,077	2,791	12,282	3,883	5,540	4,881
Managed services revenue	4,710	2,552	2,731	3,480	4,351	1,752	2,601	3,777
Total revenue	87,106	38,188	34,358	29,550	57,487	20,622	21,929	16,231
Cost and expenses:
Third-party costs	18,805	13,746	10,717	10,633	18,578	4,997	9,059	4,024
Datacenter and direct project costs	5,734	4,127	5,140	2,951	1,942	1,570	1,467	1,333
General and administrative expenses	11,121	10,260	14,409	9,468	7,322	5,882	3,909	5,371
Sales and marketing expenses	10,369	7,785	11,586	7,993	5,918	6,179	6,263	4,689
Research and development expenses	3,853	2,814	3,563	2,830	3,201	1,656	1,701	1,282
Acquisition related and other charges	2,787	—	6,142	1,461	5,364	—	—	—
Depreciation and amortization	7,250	5,788	4,108	3,754	4,035	2,843	2,684	2,569
Total cost and expenses	59,919	44,520	55,665	39,090	46,360	23,127	25,083	19,268
Income (loss) from operations	27,187	(6,332)	(21,307)	(9,540)	11,127	(2,505)	(3,154)	(3,037)
Interest expense, net	(1,026)	(1,482)	(1,398)	(3,483)	(2,876)	(2,826)	(1,305)	(1,062)
Gain (loss) from foreign currency transactions	(774)	8,777	(2,181)	378	(674)	1,004	(1,195)	(861)
Other income (expense)	(15)	(120)	162	(76)	—	—	—	—
Income (loss) before income taxes, equity method investments and non-controlling interest	25,372	843	(24,724)	(12,721)	7,577	(4,327)	(5,654)	(4,960)
Income tax (expense) benefit	(368)	(482)	(721)	(2,237)	(3,101)	(1,110)	228	212
Loss from equity method investments	183	262	320	(965)	(2,508)	(630)	(978)	(499)
Net income (loss)	25,187	623	(25,125)	(15,923)	1,968	(6,067)	(6,404)	(5,247)
Net income (loss) attributable to non-controlling interest	205	25	(49)	(51)	(21)	(19)	(17)	(24)
Net income (loss) attributable to Velti	$24,982	$598	$(25,076)	$(15,872)	$1,989	$(6,048)	$(6,387)	$(5,223)

Our operating results may fluctuate due to a variety of factors, many of which are outside of our control. As a result, comparing our operating results on a period-to-period basis may not be meaningful.
Quarterly Trends
Our business, as is typical of companies in our industry, is seasonal. This is primarily due to traditional marketing and advertising spending being heaviest during the holiday season while brands and advertising agencies often close out annual budgets towards the end of a given year. Seasonal trends have historically contributed to, and we anticipate will continue to contribute to fluctuations in our quarterly results, including fluctuations in sequential revenue growth rates.
Our SaaS revenues for the quarter ended December 31, 2011 increased by $37.1 million, or 145.3%, compared to the quarter ended September 30, 2011 and $21.8 million or 53.4% compared to the quarter ended December 31, 2010. This increase was primarily the result of growth in the number of campaigns from existing customers, the addition of new customers, an increase in performance‑based campaign revenue and a change in revenue mix as we increased our focus on our SaaS pricing model and the acquisition of Air2Web and MIG during the three months ended December 31, 2011.
Third‑party costs are incurred primarily as we execute campaigns with incentives and promotional costs. These costs have generally increased over the eight quarters ended December 31, 2011 as a result of an increase in the number and the scope of these campaigns. The significant increase in third‑party costs in the fourth quarter of 2010 was the result of the seasonal trends discussed above as well as costs incurred for incentives and promotional items for large campaigns that we conducted during the period and the first time inclusion of Mobclix during the quarter. During the second quarter of 2010, we also incurred a higher amount of third‑party costs due to a campaign where we were responsible for the majority of the incentives and promotional costs. We may incur third‑party costs in advance of the revenue recognized on the campaigns to which such costs relate. As a result, our third‑party costs have fluctuated over the eight quarters and may continue to fluctuate from period to period.
Datacenter and direct project costs generally increase as the number of campaigns increase and we allocate additional headcount to execute these campaigns.
General and administrative expenses generally increased over the eight quarters ended December 31, 2011, as we increased our general and administrative personnel worldwide and expanded our operations in the U.S. During the second quarter of 2011 general and administrative included $3.0 million in additional share based compensation expense for vesting of performance based shares. The three months ended December 31, 2011 also included the results of Air2Web and Mobile Interactive Group.
Sales and marketing and research and development expenses generally increased over the eight quarters ended December 31, 2011 as we increased our sales and marketing headcount and allocated additional engineers from other internal business functions to the technology, innovation and product development groups to support our growth. During the second quarter of 2011 sales and marketing included $2.3 million in additional share based compensation expense for vesting of performance based shares. The three months ended December 31, 2011 also included the results of Air2Web and MIG.
Interest expense, net has continued to decline during 2011 as a result of our repayment of a significant amount of our debt outstanding during 2011. We expect this decreasing trend to continue into 2012.
5.E.  Off-Balance Sheet Arrangements.
We periodically establish irrevocable bank guarantees in favor of a customer in connection with a campaign in order to secure our guarantee of minimum net revenue or to cover the costs of a campaign. As of December 31, 2011 and 2010, the aggregate amount of our outstanding commitments under such letters of guarantee was $2.7 million and $1.1 million, respectively. The guarantees are short-term in nature and expire once minimum revenue levels have been achieved in the campaign. As of December 31, 2011, all guarantees associated with prior years had expired. Throughout the periods in which we have obtained third party bank letters of guarantee, none of such bank guarantees have ever been drawn down. Since the probability that execution on these guarantees will occur is remote, we have determined that the fair value of the guarantees is immaterial. Accordingly, we made no accruals for expenses related to performance guarantees for any period presented.
 5.F.  Tabular Disclosure of Contractual Obligations:
 Our contractual obligations and other commitments as of December 31, 2011 were as follows:

	Payments due by period
	Total	Less than 1 year	1 - 3 years		3 - 5 years	After 5 years
	(in thousands)
Borrowings (1)	$9,944	$2,753	$7,191		$—	$—
Interest payment obligations(1)	905	427	478		—	—
Operating lease obligations	27,917	3,896	11,870	2,256	6,884	5,267
Total	$38,766	$7,076	$19,539		$6,884	5,267

(1)	Interest payment obligations are based on December 31, 2011 interest rates as disclosed in Note 11 in the notes to the consolidated financial statements.
Not included in the table above are payments for deferred and contingent consideration related to our recent acquisitions. These payments, if due, will be paid in cash or shares of our capital stock and the amount and form of payment will be determined at the date of payment. This amount was not included in the table above due to our inability to predict the amount and timing of the cash portion of the payment. See Note 6 in the notes to our consolidated financial statements attached to this annual report.
Operating lease obligations consist of future minimum payments under non-cancellable operating leases. The table above reflects only payment obligations that are fixed and determinable.
 5.G. Safe Harbor
Forward‑Looking Statements
 This annual report contains forward‑looking statements that reflect our current expectations and views of future events. These forward‑looking statements can be identified by words or phrases such as “shall,” “may,” “will,” “expect,” “should,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to” or other similar expressions. These forward‑looking statements include, among other things, statements relating to our goals and strategies, our competitive strengths, our expectations and targets for our results of operations, our business prospects and our expansion strategy. We have based these forward‑looking statements largely on current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Although we believe that we have a reasonable basis for each forward‑looking statement contained in this annual report, we caution shareholders that these statements are based on our projections of the future that are subject to known and unknown risks and uncertainties and other factors that may cause our actual results, level of activity or performance expressed or implied by these forward‑looking statements, to differ.
The forward‑looking statements included in the annual report are subject to risks, uncertainties and assumptions about our company. Our actual results of operations may differ materially from the forward‑looking statements as a result of risk factors described under “Risk Factors” and elsewhere in this annual report, including, among other things, our ability to:

•	manage acquisitions or investments, which may be unsuccessful and may divert our management's attention and consume significant resources, and achieve the anticipated benefits of our acquisitions;

•	raise additional capital if needed to grow our business, on terms acceptable to us or at all;

•	properly safeguard confidential or personal information that we may use, transmit or store, which could cause us significant reputational harm and monetary damages if handled improperly;

•	manage the global nature of our business, which subjects us to additional costs and risks that can adversely affect our operating results;

•	defend ourselves against claims of infringement of the patent or other intellectual property rights of third parties;

•	keep pace with technological developments and compete against potential new entrants, who may be much larger and better funded;

•	continue our global business while expanding into new geographic regions;

•	benefit from expected growth in general in the market for mobile marketing and advertising services;

•	retain existing customers and attract new ones;

•	protect our intellectual property rights; and

•	comply with new and modified regulations in the jurisdictions in which we conduct business.
These risks are not exhaustive. Other sections of this annual report, including "Risk Factors" above, include additional factors that could adversely impact our business and financial performance. Moreover, we operate in an evolving environment and new risk factors emerge from time to time. It is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause our actual results to differ materially from those contained in any forward‑looking statement.
An investor in our ordinary shares should not rely upon forward‑looking statements as predictions of future events. Unless required by law, we undertake no obligation to update or revise any forward‑looking statements to reflect new information or future events or otherwise.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A. Directors and Senior Management
Executive Officers and Directors
Set forth below is the name, age, position and a brief account of the business experience of each of our executive officers and directors.

Name	Age	Position
Alex Moukas	40	Chief Executive Officer and Director
Chris Kaskavelis	44	Chief Operating Officer and Director
Wilson W. Cheung	43	Chief Financial Officer
Sally J. Rau	53	Chief Administrative Officer, General Counsel and Corporate Secretary
Menelaos Scouloudis	38	Chief Commercial Officer
David W. Mann	67	Non-Executive Chairman of the Board of Directors
David C. D. Hobley	65	Director
Nicholas P. Negroponte	68	Director
Phokion Potamianos	48	Director
Mari Baker	47	Director

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
Menelaos Scouloudis has been our chief commercial officer since 2002 and was a member of our board of directors until May

2010. From 1999 to 2002, Mr. Scouloudis served as an engagement manager with McKinsey & Company, a privately held global consulting firm. Mr. Scouloudis holds a Diploma in Chemical Engineering from the National Technical University of Athens, a M.S. in Chemical Engineering from the Massachusetts Institute of Technology and a M.B.A. from the Harvard Business School.
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
David C. D. Hobley has been a member of our board of directors since 2006. Mr. Hobley served for more than 35 years in investment banking firms, having previously been with Deloitte and Touche LLP and Coopers and Lybrand (now PricewaterhouseCoopers). He was first with SG Warburg & Co. in London from 1972 to 1997, and was with Deutsche Bank AG in London from 1998 to 2011. He was an independent director and chairman of the audit committee of Orange S.A., a subsidiary of France Telecom, from 2003 to 2007 and remains on the boards of several France Telecom/Orange‑related companies. He serves as a director for Sonaecom S.A. a publicly traded Portuguese telecommunications company, and several privately held companies. Mr. Hobley is a Fellow of the Institute of Chartered Accountants in England and Wales.
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
Mari Baker has been a member of our board of directors since August 2011. Mari was most recently CEO of PlayFirst, Inc. a leading game publisher, from March 2009 until December, 2011. Prior to that, she served as CEO of Navigenics, Inc. from 2007 to 2009, an executive-in-residence at the venture capital firm Kleiner Perkins Caufield & Byers, in 2006, and president of BabyCenter, LLC, a Johnson & Johnson company from 1999 to 2006. Prior to her tenure with BabyCenter and Johnson & Johnson, she was a Senior Vice President at Intuit, Inc., which she joined in 1989 as product manager for Quicken. Baker also held executive positions at Now Software, Migent Software, and E.F. Hutton. Ms. Baker received her B.A. from Stanford University, and served on the board of trustees of Stanford University from 1996 to 2003. Baker currently serves on the board of directors of John Wiley & Sons.
Phokion Potamianos has been a member of our board of directors since August 2011. Mr. Potamianos was a Partner at Francisco Partners from 2005 until January 2010. Prior to that Mr. Potamianos served as Head of the UBS global semiconductor investment banking group from 2004 to 2005. Earlier in his career, from 1997 to 2000 he served as an Institutional Investor Ranked Research Analyst of Donaldson, Lufkin & Jenrette. Mr. Potamianos is a former Director of Numonyx Corp and was a Director at MagnaChip Semiconductor from 2005 to 2008. Mr.Potamianos received his Masters of Science from the London School of Economics.
Mr. Jerry Goldstein retired from our board of directors effective January 23, 2012.
Business Advisory Board
Our Business Advisory Board provides strategic counseling and industry insight to our senior management and our board of directors. The members of our Business Advisory Board currently include:
Anthony Bettencourt was the chief executive officer of Verity Inc., and led the company through its acquisition by Autonomy Corp. plc. In 2005, he was awarded the Ernst & Young Entrepreneur of the Year award for Technology & Software, Northern California Region. He currently serves as the non‑executive chairman of the board of directors of Blinkx, Inc., an internet video search engine and also serves on the board of directors of NetBase Solutions, Inc., an internet social media search company and NextPage, Inc., an electronic document retention software company. Mr. Bettencourt also serves on the board of directors of the Alameda County Community Food Bank. Mr. Bettencourt earned a B.A. in English from Santa Clara University in 2006.
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
6.B. Compensation
Director Compensation
Velti's director compensation program is designed to enable us to attract and retain highly qualified directors who bring deep industry knowledge and global perspective. We target director compensation at the median of compensation paid by peer companies competing for similar director talent. Non-employee director compensation is determined by the non-interested members of the board, based upon the philosophy that annual compensation for non-employee directors should consist of both a cash component, designed to compensate members for their service on the board of directors and its committees, and an equity component, designed to align the interests of directors and shareholders and, by vesting over time, to create an incentive for continued service on the board. The non-interested members of the board review the compensation programs for non-employee directors on an annual basis.
We did not make any changes to our standard compensation arrangements and practices for non-employee directors in 2011. Our employee directors, Alex Moukas and Chris Kaskavelis, did not receive any compensation for their services as members of our board of directors in 2011.
Our standard compensation arrangement for non-employee directors consists of annual compensation valued at $180,000 for each non-employee director, with David Mann's compensation set at $210,000 annually, reflecting his service as chairman of the board, and David Hobley's compensation set at $195,000 annually, reflecting his service as chairman of the audit committee. Annual compensation is payable one-third in cash, and two-thirds in share awards.
We calculate the number of deferred share awards comprising the equity portion of annual compensation in accordance with the Black Scholes value of the target dollar amount on the grant date, based upon the closing price of Velti's ordinary shares on the grant date. Deferred shares vest over one year in equal monthly installments on the last day of the month during the year of grant, subject to continued service on the board of directors on the applicable vesting date. All deferred shares are granted under and subject to the terms and conditions of our Velti Incentive Share Plan and its related grant agreements.
We reimburse our directors for reasonable expenses in connection with attendance at board of directors and committee meetings.
The following table summarizes compensation paid to non-employee directors during the year ended December 31, 2011.

DIRECTOR COMPENSATION FOR FISCAL YEAR 2011
Name	Fees Earned or Paid in Cash ($)(1)	Share Awards ($)(2)(3)	Total ($)
David Mann	52,119	90,859	142,978
David Hobley	67,295	84,361	151,656
Nicholas Negroponte	40,000	77,876	117,876
Jerry Goldstein(4)	40,000	77,876	117,876
Phokion Potamianos(5)	25,000	50,400	75,400
Mari Baker(5)	25,000	50,400	75,400

(1)
Prior to 2011, non-executive director compensation was paid on a fiscal year from May1 through April 30. During 2011, we moved non-executive director compensation to a calendar year; accordingly, non-executive directors, other than Mr. Potamianos and Ms. Baker, were paid for the period May 1 through December 31, 2011, and Mr. Potamianos and Ms. Baker for the Period August 1 through December 31, 2011. In addition, Mr. Mann and Mr. Hobley were paid in 2011 $5,452 and $23,961 respectively as additioanl fees for services in 2010..

(2)
Amounts reflect the aggregate grant date fair value of share awards computed in accordance with FASB ASC Topic 718 and are not necessarily an indication of any gains earned on previously granted equity awards. The grant date fair value of each deferred share award granted to (a) David Mann, David Hobley, Jerry Goldstein and Nicholas Negroponte was $12.10, and Mari Baker and Phokion Potamianos was $10.00

(3)
At December 31, 2011, all deferred shares previously awarded to each of our non-employee directors was fully vested. The number of deferred shares awarded to each non-employee director was as follows (prorated, in the case of Mr. Potamianos and Ms. Baker for their service on the Board from August through December, 2011):

David Mann	7,509
David Hobley	6,972
Nicholas Negroponte	6,436
Jerry Goldstein	6,436
Phokion Potamianos	5,040
Mari Baker	5,040

(4)	Mr. Goldstein retired from our board of directors effective January 23, 2012.

(5)	Mr. Potamianos and Ms. Baker each joined our board of directors effective August 10, 2011.

Executive Officer Compensation and Employment Agreements
The Remuneration Committee approved the following total annual compensation payable to the executive officers for the year ended December 31, 2011:

Name	Aggregate Dollar Value
Alex Moukas	$2,200,000
Wilson W. Cheung	900,000
Chris Kaskavelis	1,600,000
Sally J. Rau	1,100,000
Menelaos Scouloudis	1,400,000

The total annual compensation was paid to each executive officer as follows: 45% as annual compensation and 55% as long term compensation. The annual compensation was paid to Mr. Cheung and Ms. Rau as $300,000 in cash and the remainder in deferred shares, and to Messrs. Moukas, Kaskavelis and Scouloudis in deferred shares. Such deferred share awards vested in equal monthly tranches until vested in full on December 31, 2011. All long term compensation was paid in equity awards, with 50% payable as share options and 50% as deferred share awards, with vesting of each such option and deferred share award being in four annual installments of 25% on the anniversary of the date of grant.
Summary Compensation Table
The following table sets forth information regarding the compensation to our named executive officers for the fiscal year ended December 31, 2011.

Name and Principal Position	Year	Salary ($)	Bonus($)	Share Awards ($)(1)	Option Awards ($)(2)	All Other Compensation ($)(3)	Total ($)
Alex Moukas,	2009	1	261,000	252,735	—	67,100	580,836
Chief Executive Officer	2010	1	—	383,495	1,843,092	33,190	2,259,778
	2011	1	—	1,504,976	579,034	34,828	2,118,839
Wilson W. Cheung, (4)	2009	72,884	30,000	90,437	—	—	193,321
Chief Financial Officer	2010	300,000	—	219,199	441,223	—	960,422
	2011	300,000	—	340,875	236,880	—	877,755
Chris Kaskavelis,	2009	1	219,000	209,160	—	72,374	500,535
Chief Operating Officer	2010	1	—	287,622	1,387,258	33,190	1,708,071
	2011	1	—	1,084,312	421,114	34,828	1,540,255
Sally J. Rau, (5)	2009	—	—	—	—	—	—
Chief Administrative Officer, General Counsel & Corporate Secretary	2010	118,269	—	585,625	1,243,119	—	1,947,013
	2011	300,000	—	481,088	289,520	—	1,070,608
Menelaos Scouloudis,	2009	1	209,000	186,750	—	34,505	430,256
Chief Marketing Officer	2010	1	—	263,657	1,248,609	21,241	1,533,508
	2011	1	—	955,698	368,480	22,290	1,346,469

(1)
Amounts reflect the aggregate grant date fair value of share awards computed in accordance with FASB ASC Topic 718 and are not necessarily an indication of any gains earned on previously granted equity awards.

(2)
Amounts reflect the aggregate grant date fair value of option awards, computed in accordance with FASB ASC Topic 718 and are not necessarily an indication of any gains earned on previously granted equity awards. The fair value of each option grant is estimated based on the fair market value on the date of grant and using the Black-Scholes-Merton option pricing model. For a more detailed discussion on the valuation model and assumptions used to calculate the fair value of our options, refer to note 14 to the consolidated financial statements included with this annual report.

(3)	All other compensation consists of private medical insurance, life insurance, and for Mr. Moukas, Mr. Kaskavelis and Mr. Scouloudis, a car allowance.

(4)	Mr. Cheung commenced employment with Velti in September 2009.

(5)	Ms. Rau commenced employment with Velti in August 2010.
Grants of Plan-Based Awards in 2011
The following table provides information regarding the amount of equity awards granted in 2011 for each of the named executive officers. Our executive officers do not participate in an executive bonus plan.

Name	Grant Date(1)	All Other Share Awards: Number of Shares or Units (#)(2)	All Other Option Awards: Number of Securities Underlying Options (#)(3)	Exercise or Base Price of Option Awards ($/sh)	Grant Date Fair Value of Share and Option Awards ($)(4)
Alex Moukas	3/18/2011	—	82,829	12.10	579,034
	3/18/2011	76,533	—		919,927
	3/18/2011	48,673	—		585,049
Wilson W. Cheung	3/18/2011	—	33,885	12.10	236,880
	3/18/2011	8,447	—		101,533
	3/18/2011	19,912	—		239,342
Chris Kaskavelis	3/18/2011	—	60,239	12.10	421,114
	3/18/2011	54,811	—		658,828
	3/18/2011	35,398	—		425,484
Sally J. Rau	3/18/2011	—	41,415	12.10	289,520
	3/18/2011	15,688	—		188,570
	3/18/2011	24,336	—		292,519
Menelaos Scouloudis	3/18/2011	—	52,710	12.10	368,480
	3/18/2011	48,536	—		583,403
	3/18/2011	30,973	—		372,295

(1)	Grant Date equals the date approved by our Remuneration Committee.

(2)
A portion of the shares vest over one year in equal monthly tranches through December 31, 2011. The remaining shares vest over four years at the rate of 25% per year on the anniversary of the date of grant.

(3)	Share options vest over four years at the rate of 25% per year on the anniversary of the date of grant.

(4)
The aggregate grant date fair value is computed in accordance with FASB ASC Topic 718, and are not necessarily an indication of any gains accrued from previously granted equity awards. The fair value of each option grant is estimated based on the fair market value on the date of grant and using the Black-Scholes option pricing model. The fair value of each share award is measured based on the closing price of our ordinary shares on the date of grant. For a more detailed discussion on the valuation model and assumptions used to calculate the fair value of our options, refer to Note 14 to the notes to consolidated financial statements included in this annual report.

Description of Plan-Based Awards
All options and deferred share awards granted to the named executive officers in fiscal year 2011 were granted under the Velti

Share Incentive Plan or the Velti 2009 U.S. Employee Share Incentive Plan and are governed by the terms and conditions of such plan and the applicable award agreements. Total annual compensation established for each named executive officer was divided 45% into annual compensation and 55% into long term compensation, with the cash portion payable to Mr. Cheung and Ms. Rau paid as annual compensation. All equity-based annual compensation was payable as deferred share units; long term compensation was comprised of an equal mix of share option that vest over four years and deferred share units that vest over four years. We believe the ratio of these awards offers an appropriate balance between a leveraged upside opportunity and a reliable level of income. A stock option is the right to purchase shares of our shares at a fixed exercise price for a fixed period of time. Deferred share awards are restricted stock unit awards of our ordinary shares.
Each named executive officer was awarded the following deferred share units as additional annual compensation, reflecting the reduced annual base salary cash compensation payable to each such named executive officer (but reflecting the cash compensation paid to Mr. Cheung and Ms. Rau), and accordingly the following deferred share awards vested in equal monthly amounts over the fiscal year ended December 31, 2011:

Name	Number of Deferred Shares Awarded Vesting Over One Year
Alex Moukas	76,533
Wilson W. Cheung	8,447
Christos Kaskavelis	54,811
Sally J. Rau	15,688
Menelaos Scouloudis	48,536

The remaining deferred share awards, and all share options, granted during 2011 vest in equal annual amounts over four years on the anniversary of the date of grant:

Name	Deferred Shares	Share Options
Alex Moukas	48,673	82,829
Wilson W. Cheung	19,912	33,885
Christos Kaskavelis	35,398	60,239
Sally J. Rau	24,336	41,415
Menelaos Scouloudis	30,973	52,710

Outstanding Equity Awards at 2011 Fiscal Year-End
The following table provides information on the current holdings of share options and unvested deferred share awards by our named executive officers at December 31, 2011.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END 2011
	Option Awards				Share Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#)(2) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Shares That Have Not Vested (#)	Market Value of Shares or Units of Shares That Have Not Vested ($)(1)
Alex Moukas	65,000	—	4.95	5/13/2020(2)
	138,249	414,746	4.95	5/13/2020(2)
	—	82,829	12.10	3/18/2021(3)
					75,796	515,413
Wilson W. Cheung	30,000	—	4.95	5/13/2020(2)
	28,125	84,375	4.95	5/13/2020(2)
	—	33,056	12.10	3/18/2021(3)
	—	829	12.10	3/18/2021(3)
					33,684	229,051
Chris Kaskavelis	50,000	—	4.95	5/13/2020(2)
	103,687	311,060	4.95	5/13/2020(2)
	—	60,239	12.10	3/18/2021(3)
					56,017	380,916
Sally J. Rau	—	33,056	12.10	3/18/2021(3)
	—	8,359	12.10	3/18/2021(3)
	46,875	140,625	9.45	9/12/2020(4)
	50,000		9.45	9/12/2020(4)
					49,502	336,614
Menelaos Scouloudis	40,000	—	4.95	5/13/2020(2)
	95,046	285,138	4.95	5/13/2020(2)
	—	52,710	12.10	3/18/2021(3)
					50,243	341,652

(1)
The market value of unvested shares is calculated by multiplying the number of unvested shares held by the applicable named executive officer by the closing price of our ordinary shares on December 30, 2011, which was $6.80.

(2)	The share options and deferred share awards vest over four years at the rate of 25% per year on the anniversary of the date of grant, which was May 13, 2010.

(3)	The share options and deferred share awards vest over four years at the rate of 25% per year on the anniversary of the date of grant, which was March 18, 2011.

(4)	The share options and deferred share awards vest over four years at the rate of 25% per year on the anniversary of the date of grant, which was September 12, 2010.
Option Exercises and Stock Vested in Fiscal 2011
The following table provides information for the named executive officers on stock option exercises and sales of vested share options during the year ended December 31, 2011, including the number of shares acquired upon exercise and the value realized, before payment of any applicable withholding tax and broker commissions, and deferred share awards that vested during the same period.

OPTION EXERCISES AND STOCK VESTED IN FISCAL YEAR 2011
	Option Awards		Share Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Alex Moukas	—	—	197,680	3,110,917
Wilson W. Cheung	—	—	52,472	902,462
Chris Kaskavelis	—	—	153,546	2,447,712
Sally J. Rau	—	—	31,313	288,736
Menelaos Scouloudis	—	—	137,043	2,186,972

Termination Benefits
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
6.C. Board Practices
Composition and Operation of the Board of Directors
Our Articles of Association provide that the board of directors may consist of between two and 12 directors, and our board of directors currently has six members, including our chief executive officer and chief operating officer. Mr. Scouloudis, our chief commercial officer, stepped down as a member of our board of directors effective April 29, 2010, and Mr. Jerry Goldstein retired from our Board effective January 12, 2012. Mr. Phokion Potamianos and Ms. Mari Baker both joined the board of directors effective August 10, 2011. The board of directors is responsible for formulating strategy, corporate and capital structure, overseeing financial reporting and auditing, external communication, board appointments, compensation policy and maintenance of corporate governance standards. The board of directors is also responsible for ensuring that the necessary internal control mechanisms are in place to identify business, financial and operating risks and developing adequate structures and policies to mitigate those risks.
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
All directors other than Mr. Potamianos and Ms. Baker were appointed to the board at the same time in 2009; accordingly, the order of retirement is determined by agreement among the directors, with two directors retiring at each annual general meeting.
Director Independence
Our board of directors has determined that each of Messrs. Mann, Hobley, Negroponte, Potamianos and Ms. Baker, our non-executive directors, has no relationship which, in the opinion of the board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and is an “independent director” as defined by the applicable rules of The NASDAQ Stock Market, Inc. Messrs. Moukas and Kaskavelis, as executive officers of Velti, are not independent for purposes of the applicable NASDAQ rules.
Indemnification Agreements
We have entered into indemnification agreements with each of our directors to indemnify them against certain liabilities and expenses arising from their being a director (but specifically excluding any circumstance where they are determined to have violated their fiduciary duty to us). Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
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
The following table sets forth the composition of each committee:

Name	Audit Committee	Remuneration Committee	Nominating and Corporate Governance Committee
David W. Mann	Member	Chair	Member
Phokion Potamianos	Member		Member
David C. D. Hobley	Chair	Member
Nicholas P. Negroponte			Chair
Mari Baker		Member
Audit Committee
Our Audit Committee consists of Messrs. Hobley, Potamianos and Mann. The board of directors has determined that each member of the Audit Committee satisfies the independence requirements of The NASDAQ Stock Market and Rule 10A‑3(b)(1) under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and meets the requirements for financial literacy under the requirements of The NASDAQ Stock Market and SEC rules and regulations. Mr. Hobley serves as the chairman of this committee, and the board of directors has determined that he qualifies as an “audit committee financial expert” as that term is defined in the rules and regulations established by the SEC.
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
Remuneration Committee
Our Remuneration Committee, which would commonly be referred to in the U.S. as the compensation committee, consists of Mr. Mann, Mr. Hobley and Ms. Baker. The board of directors has determined that each of the committee members satisfies the independence requirements of The NASDAQ Stock Market, qualifies as a non-employee director as defined pursuant to Rule 16b‑3 promulgated under the Exchange Act.
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
Nominating and Corporate Governance Committee
Our Nominating and Corporate Governance Committee consists of Messrs. Negroponte, Potamianos and Mann. The board of directors has determined that each of the committee members satisfies the independence requirements of Rule 5605 of The NASDAQ Stock Market Marketplace Rules. The Nominating and Corporate Governance Committee is expected to assist our board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The Nominating and Corporate Governance Committee will be responsible for, among other things:

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

 Executive Committee
In addition to the above committees of the board of directors, the board of directors has delegated day-to-day responsibility for managing the business to the Executive Committee. The Executive Committee is responsible for implementing the strategy set by the board of directors. Messrs. Alex Moukas, Chris Kaskavelis, Wilson W. Cheung, and Menelaos Scouloudis and Ms. Sally J. Rau serve on the Executive Committee with Alex Moukas serving as chairman.
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
Director Agreements
Directors who are employees do not receive additional compensation for service as members of our board of directors and the terms of their individual employment is described above under “Executive Officer Compensation and Employment Agreements.” The appointment of each non-employee director may be terminated summarily by Velti if the director is, among other things, in serious breach of his or her obligations to Velti or is guilty of fraud or dishonesty. Termination of the appointment does not give rise to any right of compensation. In addition, a non-employee director's service is terminable upon three months' written notice from either the individual director or Velti. We reimburse each independent director for reasonable, routine travel expenses to attend official meetings of our board of directors or its committees.
Compensation Committee Interlocks and Insider Participation
During 2011, David Mann, David Hobley (until August 10, 2011) and Mari Baker (from August 10, 2011) served on our Remuneration Committee. None of the members of the Remuneration Committee has been an officer or employee of Velti. None of our executive officers serves on the board of directors or compensation committee of a company that has an executive officer that serves on our board of directors or the Remuneration Committee.

6.D. Employees
The following table presents the number of our employees categorized by geographic location as of December 31, 2011:

Americas	215
Europe	647
Asia/Africa	174
Total	1,036

The following table presents the number of our employees categorized by activity as of December 31, 2011:

Research and development, customer delivery	536
Sales and marketing	288
General and administrative	212
Total	1,036

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
6.E. Share Ownership
Beneficial Ownership of Executive Officers and Directors
The following table sets forth certain information as of March 30, 2012 regarding the beneficial ownership by each of our directors and executive officers:

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)
Alex Moukas(3)(4)	3,706,790	5.9%
Wilson W. Cheung(5)	173,404	*
Chris Kaskavelis(6)	4,041,081	6.4%
Sally J. Rau(7)	155,142	*
Menelaos Scouloudis(8)	1,410,332	*
David Mann(9)	147,399	*
David Hobley(10)	117,582	*
Nicholas Negroponte(11)	698,472	*
Phokion Potamianos(12)	9,810	*
Mari Baker(13)	9,810	*

* Less than 1%

(1)
Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 62,778,811ordinary shares issued and outstanding as of March 31, 2012.

(3)
Under a decision of the Athens Court of Appeals passed on March 26, 2009 (decision 1593/2009) (the "Decision") Alex Moukas, Chris Kaskavelis and Menelaos Scouloudis have been ordered to deliver certain of our ordinary shares in which they are interested to two individuals (the "Claimants") in connection with a dispute between those directors and the Claimants related to the acquisition by those directors of certain shares in Velti S.A. from the Claimants in 2006. The disputed shares are to be delivered as follows: (a) 131,503 shares to be delivered by Mr. Moukas, (b) 131,503 shares to be delivered by Mr. Kaskavelis, and (c) 51,502 shares to be delivered by Mr. Scouloudis. These directors have lodged an appeal against the Decision under protocol number 1039/02 Oct 2009. In the event that the appeal is rejected and the claim is not otherwise settled, it is possible that these directors may be obliged to transfer the disputed shares to the Claimants, which would commensurately reduce their respective shareholdings in us. The holdings of each of Messrs. Moukas, Kaskavelis and Scouloudis reflected in the table above includes the shares subject to the decision.

(4)
Includes 362,206 shares subject to currently exercisable options or options vesting within 60 days of March 31, 2012, granted under our Share Incentive Plan. Also includes 68,313 shares subject to vesting within 60 days of March 31, 2012.

(5)
Includes 94,722 shares subject to currently exercisable options or options vesting within 60 days of March 31, 2012, granted under our Share Incentive Plan. Also includes 15,384 deferred shares subject to vesting within 60 days of March 31, 2012.

(6)
Includes 272,434 shares subject to currently exercisable options or options vesting within 60 days of March 31, 2012, granted under our Share Incentive Plan. Also includes 48,990 deferred shares subject to vesting within 60 days of March 31, 2012.

(7)
Includes 107,229 shares subject to currently exercisable options or options vesting within 60 days of March 31, 2012, granted under our Share Incentive Plan. Also includes 10,516 deferred shares subject to vesting within 60 days of March 31, 2012.

(8)
Includes 243,270 shares subject to currently exercisable options or options vesting within 60 days of March 31, 2012, granted under our Share Incentive Plan. Also includes 42,353 deferred shares subject to vesting within 60 days of March 31, 2012.

(9)	Includes 2,227 deferred shares subject to vesting within 60 days of March 31, 2012.

(10)	Includes 2,067 deferred shares subject to vesting within 60 days of March 31, 2012.

(11)	Includes 1,908 deferred shares subject to vesting within 60 days of March 31, 2012.

(12)	Includes 1,908deferred shares subject to vesting within 60 days of March 31, 2012.

(13)	Includes 1,908 deferred shares subject to vesting within 60 days of March 31, 2012.
Equity Compensation Plans
Our directors, executive officers and employees are eligible to receive equity incentives or participate in our equity incentive plan. The following describes our equity incentive plan in which many of our directors, executive officers and employees participate.
Share Incentive Plan (the "General Share Incentive Plan")
General. The purpose of the General Share Incentive Plan is to assist us in attracting, motivating, retaining and rewarding our employees and employee directors. The General Share Incentive Plan allows for the award of: (a) share options, (b) deferred share awards, (c) conditional share awards and (d) share appreciation rights. All awards under the General Share Incentive Plan are granted in our ordinary shares. Awards are not assignable or otherwise transferable, except in the case of the death of a participant, in which case the personal representatives of the participant may exercise the award within 12 months of the date of the participant's death.
Eligible Participants. Only our employees and employee directors, and employees and employee directors of our affiliates (other than our joint ventures or entities in which we have a non-controlling stake), are eligible to receive awards under the General Share Incentive Plan.
Administration. Our board of directors has delegated administration of the General Share Incentive Plan to our Remuneration Committee. Subject to the terms of the General Share Incentive Plan, our Remuneration Committee has broad discretion to select participants, determine the types, terms and conditions of awards, prescribe form award agreements, and make all other determinations that may be necessary or advisable for the administration of the General Share Incentive Plan.
Plan Limits. The maximum number of shares which may be issued pursuant to awards made over the previous three years under the General Share Incentive Plan and any other equity incentive plan adopted by us must not exceed 15% of our ordinary share capital.
Share Options. A share option is a contractual right that entitles a participant to purchase up to a stated number of our ordinary shares at a stated price, or the exercise price, that is determined on the date the share option is granted by reference to the average closing price of our shares in the 14 days prior to the date of grant; provided, however, the exercise price must be no less than the nominal (par) value of the shares.
Share Appreciation Rights. A share appreciation right is an option to acquire the number of shares that is equal in value to the difference between the fair market value of the shares at the date of exercise less the award price (normally the fair market value of the shares on the date the share appreciation right is granted).
Conditional Share Awards. Under a conditional share award, shares are issued or transferred to a participant, and such shares are forfeitable in the event the participant ceases employment (or other service) within a specified period and/or they may be subject to other forfeitable restrictions. In addition, these conditional shares shall be forfeitable if they become incapable of vesting. Conditional shares are awarded to a participant at no cost, except in the case of an award satisfied by the issue of shares directly to the participant, in which case the amount payable for the shares is no less than their nominal (par) value.

Under certain circumstances, we may pay an additional bonus to the participant equal to the nominal (par) value of the shares to be acquired, which bonus will be used to pay for the shares. This sum will be "grossed-up" so that the participant is paid an amount which covers any income tax or social security contributions that are payable in respect of the bonus.
Deferred Share Awards. Under a deferred share award, shares are issued to a participant when the award vests in accordance with any vesting schedule specified in the relevant award agreement. On vesting, shares are issued to the participant upon payment of a subscription price equal to the nominal (par) value of the shares. The relevant award agreement may grant the participant a right to receive (in cash or shares) an amount equivalent to any cash dividends paid during the vesting period upon the award vesting.
Grant of Awards. Awards may only be granted: (a) within 42 days immediately following the date when the General Share Incentive Plan was adopted or the announcement of our final or interim results in respect of any financial year, (b) within 14 days immediately following a participant becoming an eligible employee or (c) on any day on which our board of directors resolves that exceptional circumstances exist which justify the grant of an award. No award can be granted later than April 26, 2016, or in circumstances which would breach our share dealing code, or constitute market abuse.
Vesting of Awards. An award vests in accordance with the vesting schedule established by our Remuneration Committee for such award. We can specify any performance targets which must be met before the award can vest, and such performance targets can be waived or amended if the Remuneration Committee reasonably concludes that a different performance target would be a fairer measure of performance and the new performance target is not more difficult to achieve than the old performance target. Share options and share appreciation rights can be exercised to the extent that they have vested. Deferred share awards and conditional share awards do not need to be exercised. If a participant ceases to be an employee or director for "good leaver" reasons, including death, injury, disability, retirement, redundancy or (at our sole discretion) any other reason other than dismissal for cause, we have discretion to permit unvested awards to vest in whole or in part.
Lapse of Awards. Awards lapse on the earliest of: (a) the tenth anniversary of the date of the award, or (b) following a corporate transaction of one of the types described below, (c) when the participant ceases to be an employee because of dismissal for cause, (d) in respect of vested share options and share appreciation rights, six months following cessation of employment for one of the "good leaver" reasons other than death (unless we exercise discretion to permit these awards to remain exercisable for a longer period), (e) in respect of vested share options and share appreciation rights, one year following the participant's death, (f) in respect of conditional share awards or deferred share awards, on cessation of employment (unless we exercise discretion to permit accelerated or continued vesting) or (g) on our winding-up.
Takeovers, Reconstructions, Liquidation and Variation of Share Capital. If any of the following corporate transactions take place, awards continue to vest (and if relevant be exercisable) for the following periods, following which they lapse: (a) six months after a general offer to acquire shares becomes wholly unconditional, (b) one month after a person becomes bound or entitled to acquire shares under Part 18 of the Jersey Companies Law, (c) one month after a court sanctions a scheme of arrangement under Part 18A of the Jersey Companies Law and (d) one month after the passing of a resolution for our winding-up by way of summary winding-up. Any unvested awards which do not vest during the specified period are deemed to vest at the time of the corporate transaction on a pro rata basis unless we exercise discretion to permit them to vest in a greater amount or in full. Notwithstanding the foregoing, where a corporate transaction occurs, we may procure that the participants will be granted new rights in substitution for their existing rights, provided that the new rights are no less valuable overall than the prior rights. If there is any variation in our share capital, awards will be adjusted in such manner as our board of directors considers appropriate.
Amendment. Our board of directors may alter the rules of the General Share Incentive Plan from time to time, except that no alteration or addition may be made to the advantage of participants without the approval of our shareholders unless it is a minor amendment to benefit the administration of the General Share Incentive Plan. Additionally, no amendment can be made which would adversely affect the rights of participants without their consent.
U.S. Federal Income Tax Consequences of Awards. U.S. participants only receive deferred share awards under the General Share Incentive Plan. Deferred share awards are generally subject to taxation at the time of payment in the amount of the fair market value of the shares issued at that time, and we generally are entitled to take a corresponding deduction at the same time.
2009 U.S. Employee Share Incentive Plan (the "U.S. Employee Share Incentive Plan")
General. The purpose of the U.S. Employee Share Incentive Plan is to assist us in attracting, motivating, retaining and rewarding high-quality executives and other employees. The U.S. Employee Share Incentive Plan allows for the award of: (a) incentive share options, (b) non-qualified share options, (c) restricted share awards, (d) unrestricted share award and (e)

deferred share awards. All awards under the U.S. Employee Share Incentive Plan are granted in our ordinary shares. Share options are generally not assignable or otherwise transferable, other than in the event of the participant's death. However, our board of directors may in certain cases permit a non-qualified share option to be transferred to a member of a participant's family, family trust, or an entity solely owned by the participant's family members.
Eligible Participants. Only our employees, and employees of our affiliates, are eligible to receive awards under the U.S. Employee Share Incentive Plan.
Administration. Our board of directors has delegated administration of the U.S. Employee Share Incentive Plan to our Remuneration Committee. Subject to the terms of the U.S. Employee Share Incentive Plan, we have broad discretion to select participants, determine the types, terms and conditions of awards, prescribe award agreements, and make all other determinations that may be necessary or advisable for the administration of the U.S. Employee Share Incentive Plan.
Plan Limits. The maximum number of shares which may be issued pursuant to awards made under the U.S. Employee Share Incentive Plan is 5,250,000 shares. In addition, the maximum number of shares which may be issued pursuant to awards made over the previous three years under the U.S. Employee Share Incentive Plan and any other equity incentive plan adopted by us must not exceed 15% of our ordinary share capital.
Share Options. A share option is a contractual right that entitles a participant to purchase up to a stated number of ordinary shares at a stated price, or exercise price, that is determined on the date the share option is granted. Incentive share options, or ISOs, are intended to receive beneficial tax treatment, subject to satisfying all ISO qualifying criteria. ISOs must be granted with an exercise price at least equal to the fair market value of the shares on the date of grant; provided, however, for ISOs granted to owners of more than 10% of the combined voting power of our shares (or that of our parent or subsidiary corporations), the exercise price must be at least 110% of such share price. In addition, ISOs must expire no later than ten years following the date of grant, provided, however, for ISOs granted to owners of more than 10% of the combined voting power of our shares (or that of our parent or subsidiary corporations), the expiration of an ISO must be no later than five years following the date of grant. A share option generally terminates earlier than the stated expiration date in connection with the termination of the participant's employment. In no event shall the exercise price of any share option be less than the nominal (par) value of the ordinary shares. Non-qualified share options, or NQOs, are share options granted pursuant to the U.S. Employee Share Incentive Plan which do not qualify as ISOs. The aggregate fair market value as of the date of grant of the shares with respect to which ISOs may become exercisable for the first time by an employee in any calendar year may not exceed $100,000, and any excess shall be treated as NQOs.
Share Awards. Under a restricted share award, shares are issued or transferred to a participant, subject to such restrictions and conditions as we may impose, such as conditions based on continued employment and/or achievement of pre-established performance goals and objectives, and failure to satisfy such conditions shall result in the forfeiture of such shares. Subject to the foregoing, holders of restricted shares shall have all of the rights associated with being one of our shareholders. Participants may also be granted unrestricted share awards, and any such shares are not subject to any conditions and/or restrictions.
Deferred Share Awards. Under a deferred share award, shares are issued to a participant when the award vests in accordance with any vesting schedule specified in the relevant award agreement. On vesting, shares are issued directly to the participant upon payment of a subscription price equal to the nominal (par) value of the shares. The relevant award agreement may grant the participant a right to (in cash or shares) an amount equivalent to any cash dividends paid during the vesting period upon the award vesting.
Grant of Awards. Awards may only be granted: (a) within 42 days immediately following the date when the U.S. Employee Share Incentive Plan was adopted or the announcement of our final or interim results in respect of any financial year, (b) within 14 days immediately following a participant becoming an eligible employee or (c) on any day on which our board of directors resolves that exceptional circumstances exist which justify the grant of an award. No award can be granted later than September 14, 2019, or in circumstances which would breach our share dealing code, or constitute market abuse.
Vesting of Awards. An award vests in accordance with the vesting schedule established by our Remuneration Committee for such award. Share options can be exercised to the extent that they have vested. In our sole discretion, we may accelerate the vesting of any awards if circumstances arise for which we decide that accelerated vesting is appropriate.
Takeovers, Reconstructions, Liquidation and Variation of Share Capital. If any of the following corporate transactions take place, awards continue to vest (and if relevant be exercisable) for the following periods, following which they lapse: (a) six months after a general offer to acquire shares becomes wholly unconditional, (b) one month after a person becomes bound or entitled to acquire shares under Part 18 of the Jersey Companies Law, (c) one month after a court sanctions a scheme of arrangement under Part 18A of the Jersey Companies Law and (d) one month after the passing of a resolution for our winding-up by way of summary winding-up. We have the discretion to permit any unvested awards which do not vest during the specified period to vest in a greater amount or in full. Notwithstanding the foregoing, where a corporate transaction occurs, we may procure that existing awards will be assumed or substituted for rights in an acquiring company (if applicable), with such adjustment as we consider appropriate, or settled in cash, as our board of directors shall determine. If there are any capitalization changes in our shares, awards will be adjusted in such manner as our board of directors considers appropriate.
Lapse of Awards. Once any portion of an option becomes vested and exercisable, it generally shall continue to be exercisable by the grantee or his or her representatives and legatees at any time or times prior to the earliest of (1) the date which is (a) twelve months following the date on which the grantee's service terminates due to death or disability or (b) three months following the date on which the grantee's service terminates if the termination is due to any other reason, or (2) the expiration date set forth in the option agreement, following which, to the extent that it has not been exercised, the option shall lapse, unless the grantee's employment is terminated for cause, in which case the option shall terminate immediately and be null and void upon the date of termination.
Amendment and Termination. Our board of directors may amend or terminate the U.S. Employee Share Incentive Plan or any individual award at any time, except that no action can adversely affect an outstanding award without the holder's consent unless: (a) required to ensure that a share option is treated as an ISO or (b) to comply with applicable law. Additionally, none of the following amendments may be made without the approval of our shareholders: (a) an increase in the maximum share limits, (b) a modification for which shareholder approval is required by law or (c) an alteration of the class of employees eligible to receive ISOs. The U.S. Employee Share Incentive Plan shall continue in effect until the earliest of: (a) ten years after its adoption by our board of directors, (b) its termination by our board of directors or (c) the date on which all of the shares available for issuance under the U.S. Employee Share Incentive Plan have been issued and all restrictions on such shares under the terms of the U.S. Employee Share Incentive Plan and the applicable award agreements have lapsed.
U.S. Federal Income Tax Consequences of Options. Participants generally do not recognize taxable income upon grant of a share option. With respect to exercising NQOs, we are generally entitled to deduct, and the participant generally recognizes taxable income in, an amount equal to the excess (if any) between the fair market value of the shares at the time of exercise and the exercise price. With respect to exercising ISOs, if the underlying shares are held for a minimum of two years from the date of grant and one year from the date of exercise, the participant will not recognize taxable income at the time of exercise. However, the excess (if any) of the fair market value of the shares received at exercise over the option exercise price is an item of tax preference income potentially subject to the alternative minimum tax. Further, if shares acquired upon the exercise of an ISO are held for the holding periods referenced above, the gain or loss (in an amount equal to the difference between the fair market value on the date of sale and the exercise price) upon disposition of the shares will be treated as a long-term capital gain or loss, and we will not be entitled to any deduction. On the other hand, if the applicable ISO holding period requirements are not met, the ISO will be treated as an NQO, and such share option shall generally have the same tax consequences as described for NQOs above.
U.S. Federal Income Tax Consequences of Awards other than Options. A restricted share award subject to a substantial risk of forfeiture results in income recognition equal to the excess of the fair market value over the price paid for the restricted shares, if any, only at the time the restrictions lapse (unless the participant elects to accelerate income recognition as of the date of grant by timely filing an election under Section 83(b) of the Internal Revenue Code). Unrestricted share awards are generally subject to taxation at the time of payment, and we generally are entitled to take a corresponding deduction at the same time.
2009 U.S. Non-Employee Share Incentive Plan (the "U.S. Non-Employee Share Incentive Plan")
General. The purpose of the U.S. Non-Employee Share Incentive Plan is to assist us in attracting, motivating, retaining and rewarding high-quality non-employee directors and consultants. The U.S. Non-Employee Share Incentive Plan allows for the award of: (a) share options, (b) restricted share awards (c) unrestricted share awards and (d) deferred share awards. All awards under the U.S. Non-Employee Share Incentive Plan are granted in our ordinary shares. Share options are generally not assignable or otherwise transferable, other than in the event of the participant's death. However, our board of directors may in certain cases permit a share option to be transferred to a member of a participant's family, family trust or an entity solely owned by the participant's family members.
Eligible Participants. Only our non-employee directors and consultants, and non-employee directors and consultants of our affiliates, are eligible to receive awards under the U.S. Non-Employee Share Incentive Plan.
Administration. Our board of directors has delegated administration of the U.S. Non-Employee Share Incentive Plan to our Remuneration Committee. Subject to the terms of the U.S. Non-Employee Share Incentive Plan, we have broad discretion to select participants, determine the types, terms and conditions of awards, prescribe award agreements, and make all other determinations that may be necessary or advisable for the administration of the U.S. Non-Employee Share Incentive Plan.
Plan Limits. The maximum number of shares which may be issued pursuant to awards made under the U.S. Non-Employee Share Incentive Plan is 500,000 shares. In addition, the maximum number of shares which may be issued pursuant to awards made over the previous three years under the U.S. Non-Employee Share Incentive Plan and any other equity incentive plan adopted by us must not exceed 15% of our ordinary share capital.
Share Options. A share option is a contractual right that entitles a participant to subscribe for a stated number of ordinary shares at a stated price, or the exercise price, that is determined on the date the share option is granted. A share option generally terminates earlier than the stated expiration date in connection with the termination of the participant's service relationship with us. In no event shall the exercise price of any share option be less than the nominal (par) value of the ordinary shares.
Share Awards. Under a restricted share award, shares are issued to a participant, subject to such restrictions and conditions as we may impose, such as conditions based on continued employment and/or achievement of pre-established performance goals and objectives, and failure to satisfy such conditions shall result in the forfeiture of such shares. Subject to the foregoing, holders of restricted shares shall have all of the rights associated with being one of our shareholders. Participants may also be granted unrestricted share awards, and any such shares are not subject to any conditions and/or restrictions.
Deferred Share Awards. Under a deferred share award, shares are issued to a participant when the award vests in accordance with any vesting schedule specified in the relevant award agreement. On vesting, shares are issued directly to the participant upon payment of a subscription price equal to the nominal (par) value of the shares. The relevant award agreement may grant the participant a right to receive (in cash or shares) an amount equivalent to any cash dividends paid during the vesting period upon award vesting.
Grant of Awards. Awards may only be granted: (a) within 42 days immediately following the date when the U.S. Non-Employee Share Incentive Plan was adopted or the announcement of our final or interim results in respect of any financial year, (b) within 14 days immediately following a participant entering into a service relationship with us or any affiliate or (c) on any day on which our board of directors resolves that exceptional circumstances exist which justify the grant of an award. No award can be granted later than September 14, 2019, or in circumstances which would breach our share dealing code, or constitute market abuse.
Vesting of Awards. An award vests in accordance with the vesting schedule established by our Remuneration Committee for such award. Share options can be exercised to the extent that they have vested. In our sole discretion, we may accelerate the vesting of any awards if circumstances arise for which we decide that accelerated vesting is appropriate.
Takeovers, Reconstructions, Liquidation and Variation of Share Capital. If any of the following corporate transactions take place, awards continue to vest (and if relevant be exercisable) for the following periods, following which they lapse: (a) six months after a general offer to acquire shares becomes wholly unconditional, (b) one month after a person becomes bound or entitled to acquire shares under Part 18 of the Jersey Companies Law, (c) one month after a court sanctions a scheme of arrangement under Part 18A of the Jersey Companies Law and (d) one month after the passing of a resolution for our winding-up by way of summary winding-up. We have the discretion to permit any unvested awards which do not vest during the specified period to vest in a greater amount or in full. Notwithstanding the foregoing, where a corporate transaction occurs, we may procure that existing awards will be assumed or substituted for rights in an acquiring company (if applicable), with such adjustment as we consider appropriate, or settled in cash, as our board of directors shall determine. If there are any capitalization changes in our shares, awards will be adjusted in such manner as our board of directors considers appropriate.
Amendment and Termination. Our board of directors may amend or terminate the U.S. Non-Employee Share Incentive Plan or any individual award at any time, except that no action can adversely affect an outstanding award without the holder's consent unless to comply with applicable law. The U.S. Non-Employee Share Incentive Plan shall continue in effect until the earliest of: (a) ten years after its adoption by our board of directors, (b) its termination by our board of directors or (c) the date on which all of the shares available for issuance under the U.S. Non-Employee Share Incentive Plan have been issued and all restrictions on such shares under the terms of the U.S. Non-Employee Share Incentive Plan and the applicable award agreements have lapsed.
U.S. Federal Income Tax Consequences of Awards. Participants generally do not recognize taxable income upon grant of a share option. With respect to exercising a share option, we are generally entitled to deduct, and the participant generally recognizes taxable income in, an amount equal to the excess (if any) between the fair market value of the shares at the time of exercise and the exercise price. A restricted share award subject to a substantial risk of forfeiture results in income recognition equal to the excess of the fair market value over the price paid for the restricted shares, if any, only at the time the restrictions lapse (unless the participant elects to accelerate income recognition as of the date of grant by timely filing an election under Section 83(b) of the Internal Revenue Code). Unrestricted share awards are generally subject to taxation at the time of payment, and we generally are entitled to take a corresponding deduction at the same time.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders
The following table sets forth as of March 30, 2012 certain information regarding the beneficial ownership by all shareholders known to us to own beneficially 5.0% or more of our ordinary shares:

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)
Alex Moukas(3)	3,706,790	5.9%
Christos Kaskavelis(4)	4,041,081	6.4%
FMR LLC(5) 82 Devonshire Street Boston, MA 02109	8,888,299	14.2%
Bank of New York Mellon Corp.(6) One Wall Street New York, NY 10286	4,103,360	6.5%
Columbia Wanger Asset Management LLC(7) 227 Monroe Street Chicago, ILL 60606	3,278,000	5.2%

(1)
Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 62,778,811 ordinary shares issued and outstanding as of March 31, 2012.

(3)
Includes 362,206 shares subject to currently exercisable options or options vesting within 60 days of March 31, 2012 granted under our Share Incentive Plan, and 68,313 deferred shares subject to vesting within 60 days of March 31, 2012.

(4)
Includes 272,434 shares subject to currently exercisable options or options vesting within 60 days of March 31, 2012 granted under our Share Incentive Plan, and 48,990 deferred shares subject to vesting within 60 days of March 31, 2012.

(5)
Based on Schedule 13G filed with the Securities and Exchange Commission on January 10, 2012. Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the our ordinary shares. No one person's interest in our ordinary shares is more than five percent of the total outstanding ordinary shares. Includes 364,19 shares over which has sole voting power and no shares over which has shared voting power, and 9,250,318 shares over which has sole dispositive power. Fidelity Management & Research Company ("Fidelity"), a wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 8,885,199 shares or 14.408% of our ordinary shares as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940. Edward C. Johnson 3d and FMR LLC, through its control of Fidelity, and the funds each has sole power to dispose of the 8,885,199 shares owned by the Funds. Members of the family of Edward C. Johnson 3d, Chairman of FMR LLC, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Neither FMR LLC nor Edward C. Johnson 3d, Chairman of FMR LLC, has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Pyramis Global Advisors Trust Company ("PGATC"), is the beneficial owner of 3,100 shares or 0.005% of our outstanding ordinary shares as a result of its serving as investment manager of institutional accounts owning such shares. Edward C. Johnson 3d and FMR LLC, through its control of Pyramis Global Advisors Trust Company, each has sole dispositive power over 3,100 shares and sole power to vote or to direct the voting of 0 of our ordinary shares owned by the institutional accounts managed by PGATC. FIL Limited ("FIL"), and various foreign-based subsidiaries provide investment advisory and management services to a number of non-U.S. investment companies and certain institutional investors. FIL, which is a qualified institution under section 240.13d-1(b)(1)(ii), is the beneficial owner of 362,019 shares or 0.587% of our outstanding ordinary shares. Partnerships controlled predominantly by members of the family of Edward C. Johnson 3d, Chairman of FMR LLC and FIL, or trusts for their benefit, own shares of FIL voting stock. While the percentage of total voting power represented by these shares may fluctuate as a result of changes in the total number of shares of FIL voting stock outstanding from time to time, it normally represents more than 25% and less than 50% of the total votes which may be cast by all holders of FIL voting stock. FMR LLC and FIL are separate and independent corporate entities, and their Boards of Directors are generally composed of different individuals. F MR LLC and FIL are of the view that they are not acting as a "group" for purposes of Section 13(d) under the Securities Exchange Act of 1934 (the "1934" Act) and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities "beneficially owned" by the other corporation within the meaning of Rule 13d-3 promulgated under the 1934 Act.

(6)
Based on Schedule 13G filed with the Securities and Exchange Commission on January 30, 2012. Includes 3,628,610 shares over which has sole voting power and 1,290 shares over which has shared voting power, 4,095,410 shares over which has sole dispositive power and 7,950 shares over which has shared dispositive power.

(7)
Based on Schedule 13G filed with the Securities and Exchange Commission on February 13, 2012. Includes 3,108,000 shares over which has sole voting power and 3,278,000 shares over which has sole dispositive power.

Significant Changes in the Ownership of Major Shareholders
On January 28, 2011, we issue 12.5 million additional shares in our initial public offering in the United States and our listing on the NASDAQ Global Select Market, for net proceeds of $134.1 million, resulting in a significant change in the percentage of our outstanding shares owned by major shareholders. We issued a further 9,474,275 ordinary shares on June 14, 2011 in a follow on offering in the United States, for net proceeds of $136.8 million.
Major Shareholders Voting Rights
Our major shareholders do not have different voting rights from any other of our shareholders.
Record Holders
Based on a review of the information provided to us by our U.S. transfer agent, as of March 30, 2012, there were approximately 298 record holders, of which 55 record holders holding approximately 98.94% of our ordinary shares had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 97.90% of our outstanding ordinary shares as of such date).
7.B. Related Party Transactions

Related Party Debt
On June 26, 2009, we entered into a facilities agreement, as amended, with Thor Luxembourg S.à.r.L., or Thor, pursuant to which Thor advanced certain loans under three facilities. Included among the participants advancing funds pursuant to the Thor Facilities Agreement is Nicholas Negroponte, one of the members of our board of directors, in the amount of $500,000. The first facility, the "First Term Facility," is a 27 month $10.0 million term facility denominated in U.S. dollars, which was fully drawn down on June 30, 2009. This facility bears interest at 15% per annum. The second facility, the "Second Term Facility," is a 12 month term facility denominated in U.S. dollars, of an amount of $5.0 million (or such other amount agreed with Thor up to a maximum of $10.0 million). An initial $5.0 million was drawn down on the Second Term Facility in December 2009, with a further $5.0 million subsequently drawn on the Second Term Facility in January 2010. Until June 30, 2010, borrowings on the Second Term Facility did not accrue interest; on and after July 1, 2010, borrowings on the Second Term Facility accrued interest at the rate of 2.5% per month up to a maximum of 15% per annum. The third facility is a 21 month revolving facility made available to Velti S.A. denominated in Euro in a maximum amount of €2.75 million (approximately $3.7 million as of December 31, 2010).
The Thor loans were repaid in full in the three months ended March 31, 2011 with the proceeds of our January 2011 U.S. public offering.
Transactions with Equity Method Investments
Velti Center for Innovation S.A. Velti Center for Innovation, a wholly owned subsidiary of ours, or VCI, was incorporated for the sole purpose of participating in the EU sponsored program active from 2004 to 2008, which is administered by the General Secretariat of Research and Development of Greece. Under this agreement, VCI was established to develop start up enterprises in Greece to develop innovative technologies that will be served by a common architecture. The enterprises include Amplus S.A., Evorad S.A., Tagem S.A., mPoint S.A. and N-Squared S.A.
During 2011, 2010, 2009 and 2008 we had the following transactions with these related parties.

See Note 16 in the notes to the consolidated financial statements attached to this annual report for a discussion of related party transactions.
7.C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION
8.A. Consolidated Statements and Other Financial Information
The consolidated financial statements for the Fiscal Years ended December 31, 2011, 2010 and 2009, as required under Item No. 18 are attached hereto and found immediately following the text of this annual report.  The audit report of Baker Tilly Virchow Krause LLP as of December 31, 2011 and 2010 and each of the three years in the period ended December 31, 2011, is included therein immediately preceding the financial statements.
Legal Proceedings
From time to time, we and our subsidiaries are subject to legal, administrative and regulatory proceedings, claims, demands and investigations in the ordinary course of business, including claims with respect to intellectual property, contracts, employment and other matters. In addition to the below mentioned legal proceedings, we do not believe that the ultimate resolution of other legal proceedings involving our company, if any, will have a material adverse effect on our consolidated financial position, results of operations or cash flows.
Indemnification Claims
We recently received letters on behalf of several of our customers notifying us that the customers had received letters from a thirdparty which alleged that certain of our customer's applications infringed the patent rights of the thirdparty. In turn, our customers have alleged that we are obligated to indemnify them relating to these matters as the claims allegedly relate to services that we provide to the customers. We are currently investigating the related issues.
Mobile Device Litigation
In re iPhone Application Litigation is a purported nationwide class action filed in the Northern District of California against Apple Inc. and certain other parties, including Mobclix, and the result of a Multi-District Litigation consolidation of numerous class actions filed in state and federal courts throughout the United States. The action alleges that the defendants, through the promotion of software applications, or "apps", developed, marketed, and provided or sold for use with Apple's devices, improperly and unlawfully access, capture, alter and/or use personal information they obtained from "app" users.
The defendants responded to the complaint via a successful pleading challenge. See In re iPhone Application Litig., 2011 WL 4403963 (N.D. Cal. Sept. 30, 2011) (Order Granting Defendants' Motions to Dismiss for Lack of Article III Standing Without Prejudice). In their amended complaint, the plaintiffs dropped several of the entities named as defendants in the initial consolidated complaint, including Mobclix, ostensibly to better their chances of surviving a second pleading challenge. A hearing regarding the remaining defendants' challenge to this amended pleading is scheduled for May 3, 2012.
Defendant TrafficMarketplace.com recently demanded that Mobclix, pursuant to an agreement between the parties, defend and indemnify it for costs related to the In re iPhone Application Litigation class action. TrafficMarketplace.com and Mobclix are negotiating this demand.
Mobclix was named as a defendant in a similar litigation regarding Google devices, but within several months was dismissed from that action without prejudice.
Because the filed actions are in the very early stages, and due to the inherent uncertainty surrounding the litigation process, we are unable to reasonably assess the likelihood of any particular outcome of these litigations (or potential litigations) at this time.
Patent Litigation
On March 12, 2012, Augme Technologies, Inc. filed a complaint against Velti USA, Inc. in the United States District Court for the District of Delaware (case no. 1:12cv294), alleging infringement of three patents held by Augme. Because this action is in the very early stages, and due to the inherent uncertainty surrounding the litigation process, we are unable to reasonably estimate the ultimate outcome of this litigation at this time. The Company intends to contest this action vigorously.
Dividend Distributions Policy
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
8.B. Significant Changes
See note 17 in the notes to the consolidated financial statements attached to this annual report for discussion of subsequent events.
ITEM 9. THE OFFER AND LISTING
9.A. Ordinary Share Trading Information
Our ordinary shares were quoted on AIM from May 3, 2006, to May 3, 2011. Our ordinary shares have traded on the NASDAQ Global Select Market since January 28, 2011 under the symbol “VELT.”
The following table sets forth, for the periods indicated, the high and low closing sale prices for our ordinary shares on AIM in pounds sterling.

	High	Low
Fiscal Year Ended December 31, 2007	£2.440	£0.990
Fiscal Year Ended December 31, 2008	1.975	1.235
Fiscal Year Ended December 31, 2009	2.000	1.090
First Quarter	3.390	2.045
Second Quarter	5.100	2.960
Third Quarter	6.290	3.970
Fourth Quarter	6.160	4.695
Fiscal Year Ended December 31, 2010	6.290	2.045
First Quarter	8.883	4.950
Second Quarter (up to May 3, 2011)	10.420	7.505
Fiscal Year Ending December 31, 2011 (up to May 3, 2011)	10.420	4.950

The high and low prices listed represent the latest quotes obtained from Proquote International, a data vendor owned by the London Stock Exchange.
The following table sets forth, for the periods indicated, the high and low closing sale prices for our ordinary shares on the NASDAQ Global Select Market in dollars, since our initial listing on January 28, 2011:

	High	Low
First Quarter 2011 (from January 28, 2011)	$15.89	$9.91
Second Quarter 2011	19.32	12.40
Third Quarter 2011	20.00	6.22
Fourth Quarter 2011	9.46	6.04
Fiscal Year Ended December 31, 2011	20.00	6.04
First Quarter 2012	11.00	6.25
October 2011	9.25	6.11
November 2011	9.46	7.01
December 2011	7.61	6.04
January 2012	9.33	6.25
February 2012	11.00	8.72
March 2012	10.45	9.30

9.B. Plan of Distribution
Not applicable.
9.C. Markets
Velti's ordinary shares are traded on NASDAQ under the symbol “VELT.”
9.D Selling Shareholders
Not applicable.
9.E. Dilution
Not applicable.
9.F. Expenses of the issue
Not applicable.
ITEM 10. ADDITIONAL INFORMATION
10.A. Share Capital
 Not applicable.
10.B. Memorandum and articles of association
Information regarding Velti's memorandum and articles of incorporation is hereby incorporated by reference to the registration statement on Form F-1, as amended (Registration No. 333-166793), as originally filed with the Securities and Exchange Commission on May 13, 2010.
10.C. Material Contracts

In addition to our financing agreements listed under Item 5, we have entered into the following material contracts since January 1, 2010:

•	Lease agreements relating to our facilities in San Francisco, California and Athens, Greece;

•	Loan Agreement between Velti Software Products and Related Products and Services S.A. and Black Sea Trade and Development Bank dated August 31, 2010;

•	Term Facility Agreement and Letter of Extension dated June 30, 2010 to Amendment and Restatement Deed between Thor Luxembourg S.a.r.l. and Velti plc;

•	Letter of Extension dated December 21, 2010 to Amendment and Restatement Deed between Thor Luxembourg S.a.r.l. and Velti plc;

•	Agreement relating to the acquisition of Mobclix, Inc., dated September 30, 2010, as amended by Amendment No. 1 thereto, dated May 1, 2011;

•	Agreement relating to the sale and purchase of the entire issued share capital of Mobile Interactive Group Limited dated November 14, 2011 by and among Barry Houlihan and others and Velti plc; and

•	Share Purchase Agreement among Velti plc, Ydon Holdings Ltd., the Shareholders of Ydon Holdings Ltd. and Xin Ye dated September 22, 2011.
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

•
Where the net value of the deceased person's relevant personal estate exceeds £100,000: £500 for the first £100,000 plus 0.75% of the net value of the deceased person's relevant personal estate which exceeds £100,000.

In addition, application and other fees may be payable.
Republic of Ireland Taxation - Tax on Chargeable Gains
Liability to Irish tax on chargeable gains will depend on the individual circumstances of our shareholders.
Disposal of Our Shares by Irish‑resident Velti Shareholders
A disposal of our ordinary shares by a Velti shareholder who is resident or ordinarily resident in the Republic of Ireland may, depending on individual circumstances (including the availability of exemptions), give rise to a chargeable gain or allowable loss for the purposes of the Irish taxation of chargeable gains.
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
Disposal of Our Shares by non-Irish‑resident Shareholders
Shareholders who are not resident or, in the case of individuals, ordinarily resident for tax purposes in the Republic of Ireland will not be liable for Irish tax on chargeable gains realized on a subsequent disposal of their ordinary shares unless such ordinary shares (i) derive their value or greater part of their value directly or indirectly from land in the Republic of Ireland or minerals in the Republic of Ireland or any rights, interests or other assets in relation to mining or minerals or the searching for minerals or (ii) are used, held or acquired for the purposes of a trade, profession or vocation carried on in the Republic of Ireland through a branch or agency. Such shareholders may be subject to foreign taxation on any gain under local law.
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
Certain categories of Irish resident shareholders are entitled to an exemption from DWT, including in general (but not limited to) Irish resident companies, qualifying employee share ownership trusts, charities and pension funds. Except in very limited circumstances, distributions by us to an Irish‑resident shareholder who is an individual are not exempt from DWT.
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

U.S. Holders
Dividends. Subject to the “Status as a PFIC” discussion below, in the event a U.S. Holder receives a distribution, other than a pro rata distribution of our ordinary shares or rights with respect to our ordinary shares, the U.S. Holder will be required to include the gross amount of the distribution (including the amount of any non-U.S. taxes withheld therefrom) in gross income as a foreign source taxable dividend to the extent the distribution is paid from our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Dividends received by U.S. Holders that are corporations generally will not be eligible for a dividends received deduction. Subject to applicable limitations, dividends paid to a non-corporate U.S. Holder in taxable years beginning before January 1, 2012 will constitute “qualified dividend income” subject to tax at capital gains rates (generally 15%) provided that (i) the ordinary shares are readily tradable on an established securities market in the U.S. (ii) we are not a PFIC (as discussed below) with respect to such U.S. Holder, for either our taxable year in which the dividend was paid or the preceding taxable year and (iii) certain holding period and other requirements are met. We expect our ordinary shares will be readily tradable on an established securities market in the U.S. Non-corporate U.S. Holders should consult their tax advisors regarding the availability of the lower income tax rate for dividends paid with respect to our ordinary shares.
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
The amount of any distribution paid in pounds sterling or euros will be equal to the U.S. dollar value of such pounds sterling or euros on the date such distribution is received by such U.S. Holder, regardless of whether the payment is in fact converted into U.S. dollars at that time. Gain or loss, if any, realized on the sale or other disposition of such pounds sterling will be U.S. source ordinary income or loss, subject to certain exceptions and limitations. The amount of any distribution of property other than cash will be the fair market value of such property on the date of the distribution.
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
Sales and Other Dispositions of our Ordinary Shares. For U.S. federal income tax purposes, and subject to the “Status as a PFIC” discussion below, gain or loss recognized by a U.S. Holder on the sale or other disposition of our ordinary shares will be subject to U.S. federal income tax as capital gain or loss in an amount equal to the difference between that U.S. Holder's basis in our ordinary shares and the amount realized on the disposition. If the consideration a shareholder receives for the ordinary shares is not paid in U.S. dollars, the amount realized will be the U.S. dollar value of the payment received. A U.S. Holder's basis in our ordinary shares will generally equal the amount the U.S. Holder paid for such ordinary shares. Such capital gain or loss will be long-term capital gain or loss if the U.S. Holder has held our ordinary shares for more than one year at the time of the sale or exchange. The maximum rate of tax on long-term capital gain recognized before January 1, 2012 is generally reduced to 15% for taxpayers other than corporations. The deductibility of capital losses is subject to limitations. Generally, gain or loss recognized by a U.S. Holder will be treated as U.S. source gain or loss for U.S. foreign tax credit purposes. Shareholders should consult their tax advisors regarding the tax consequences if a foreign tax is imposed on gain on a disposition of our ordinary shares, including the availability of the foreign tax credit under their particular circumstances.
Status as a PFIC. Based on the projected composition of our income and valuation of our assets, we do not believe we were a PFIC in 2011 or will be in 2012, and we do not expect to become a PFIC in the foreseeable future, although there can be no assurance in this regard. A non-U.S. corporation is considered a PFIC for any taxable year if either:

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
If we are a PFIC for any taxable year during which a shareholder holds ordinary shares, U.S. Holders will be subject to special tax rules with respect to any “excess distribution” that a shareholder receives and any gain they realize from a sale or other disposition (including a pledge) of our ordinary shares, unless such shareholder makes a mark-to-market election as discussed below. Any distribution a shareholder receives in a taxable year that is greater than 125% of the average annual distribution the shareholder received during the shorter of the three preceding taxable years or their holding period for the ordinary shares will be treated as an excess distribution. Under these special tax rules:

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
Under legislation enacted on March 18, 2010, each U.S. shareholder of a PFIC is required to file an annual report for tax years beginning on or after the date of enactment. The legislation does not describe what information will be required to be included in the additional annual filing, but rather grants the Secretary of the U.S. Treasury authority to decide what information must be included. Prior to such legislation, a U.S. shareholder of a PFIC was required to file U.S. Internal Revenue Service Form 8621 only for each taxable year in which such shareholder received distributions from the PFIC, recognized gain on a disposition of the PFIC stock, or made a “reportable election.”If we are or become a PFIC, each shareholder should consult their tax advisors regarding any reporting requirements that may apply to them. Shareholders should consult their own tax advisors regarding the tax consequences if the PFIC rules apply to any us or of our subsidiaries.
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
Although we do not believe we were a PFIC in 2011 or 2010, and we do not expect to become a PFIC in the foreseeable future, there can be no assurance in this regard. Shareholders are urged to consult their tax advisers concerning the U.S. federal income tax consequences of holding ordinary shares if we are considered a PFIC in any taxable year.
Medicare Tax.For taxable years beginning after December 31, 2012, a United States person that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax on the lesser of (1) the United States person's “net investment income” for the relevant taxable year and (2) the excess of the United States person's modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual's circumstances). A United States person's net investment income will include its gross dividend income and its net gains from the disposition of stock, unless such dividends or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a United States person that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the ordinary shares.
Information with Respect to Foreign Financial Assets. Individuals who own “specified foreign financial assets” with an aggregate value in excess of $50,000 in taxable years beginning after March 18, 2010 will be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities. U.S. Holders that are individuals are urged to consult their tax advisors regarding the application of this reporting requirement to their ownership of ordinary shares.
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
Our financing facilities are monitored against working capital and capital expenditure requirements on a rolling 12‑month basis and timely action is taken to have the necessary level of available credit lines. Our policy is to diversify funding sources. Management aims to maintain an appropriate capital structure that ensures liquidity and long‑term solvency.
Foreign Currency Risk
Our reporting currency is the U.S. dollar. As a result of investments in entities that have denominated currency other than the U.S. dollar, we face foreign exchange translation risk and our results can be affected by movements in the euro versus the U.S. dollar, British pound sterling versus the U.S. dollar, as well as other currencies. We do not believe that we currently have any significant direct foreign exchange risk and have not hedged exposures denominated in foreign currencies or any other derivative financial instruments. As of December 31, 2011, we had operations in the Eurozone, the U.K., Bulgaria and the Ukraine, the U.S., India and an equity investment in China. Our reporting currency is the U.S. dollar, although the functional currency of our subsidiaries include the U.S. dollar, euro, Russian ruble, Bulgarian lev, Ukrainian hyrvnia, Indian rupee and

Chinese yuan. Personnel and facilities‑related expenses are incurred in local currencies, although substantially all of our other expenses are incurred in the U.S. dollar or euro. As a result of investments in entities that have denominated currency other than the U.S. dollar, we face foreign exchange translation risk and our results can be affected by movements in the functional currency versus the U.S. dollar. Therefore, our operating results may become subject to significant fluctuations based upon changes in foreign currency exchange rates of certain currencies relative to the U.S. dollar or the euro, and foreign currency exchange rate fluctuations may adversely affect our financial results in the future.
In 2010, approximately 77% of our revenue was payable in euros. This concentration has decreased during 2011 to approximately 60% for the year ended December 31, 2011. We expect euros to continue to comprise a smaller percentage of our revenues by the end of 2012 as we continue to increase sales to customers in geographies outside of Europe. As a majority of our costs and expenses are incurred in euros, any devaluation of the euro will negatively impact revenue but positively impact costs and expenses, as reported in U.S. dollars. Any decline in the value of the dollar compared to the euro will positively impact revenue and negatively impact costs and expenses, as reported in U.S. dollars.
We have not entered into any hedging arrangements, such as forward exchange contracts and foreign currency option contracts, to reduce the effect of our foreign exchange risk exposure. If we decided to enter into any such hedging activities in the future, we cannot assure shareholders that we would be able to effectively manage our foreign exchange risk exposure. As exchange rates in these currencies vary, our revenue and operating results, when translated, may be materially and adversely impacted.
Interest Rate Risk
We are exposed to interest rate risk related to the interest income generated by excess cash invested in liquid investments with original maturities of three months or less. Such interest‑earning instruments carry a degree of interest rate risk. We have not used any derivative financial instruments to manage our interest risk exposure. We have not been exposed to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates. We are also subject to market risks due to fluctuations in interest rates on our debt. Increases in interest rates will increase the cost of borrowing and our interest expense. Accordingly, fluctuations in interest rates can lead to significant fluctuations in the fair value of these debt instruments.
Our financial obligations are primarily denominated in euros and interest expense is generally calculated based on floating interest rates that are linked to Euribor. Based on our outstanding financial obligations as of December 31, 2011, a potential movement in Euribor by +/‑ 1% would result in an immaterial incremental interest charge. Our accounts receivable and payable are non-interest bearing. Had the current interest rates been increased or decreased by 1% and all the other variables remained constant, our profits for the year ended December 31, 2009 would have decreased or increased by approximately $160,000 and our loss for the year ended December 31, 2010 would have decreased or increased by approximately $670,000.
Credit Risk
We do not have significant concentrations of credit risk relating to our trade receivables and cash investments, and we review the creditworthiness of our customers in connection with our contracting activities. The majority of our credit risk as of December 31, 2011 is attributable to trade receivables, accrued contract receivables and notes receivable amounting to $198.7 million in total. Our receivables are typically unsecured and are derived from revenue earned from customers. Credit risk is managed through credit approvals, establishing credit limits and continuously monitoring the creditworthiness of customers to which the company grants credit terms in the normal course of business. It is our policy that all customers who wish to transact on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis and historically our exposure to bad debts has been minimal. Credit risk from cash balances is considered low. We restrict cash transactions to high credit quality financial institutions.
Liquidity Risk
Our financing requirements have significantly increased due to the expansion of our business, which has in the past been funded primarily through proceeds received from public offerings of our ordinary shares and debt financings. Nevertheless, we monitor our risk to a shortage of funds using a recurring cash flow planning model. Our objective is to maintain a balance between continuity of funding and flexibility through the availability of bank credit lines and the generation of positive operating cash flows.
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
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not applicable.
ITEM 15. CONTROLS AND PROCEDURES
Evaluation of Disclosure Controls and Procedures
Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as of the end of the period covered by this report (the “Evaluation Date”).
In designing and evaluating our disclosure controls and procedures, management recognizes that any disclosure controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply its judgment in evaluating the benefits of possible controls and procedures relative to their costs.
Based on management’s evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are designed to, and are effective to, provide assurance at a reasonable level that the information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.
Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2011 based on the guidelines established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Our internal control over financial reporting includes policies and procedures that provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles.
Based on the results of our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2011. We reviewed the results of management’s assessment with our Audit Committee.
The effectiveness of our internal control over financial reporting as of December 31, 2011 has been audited by Baker Tilly Virchow Krause, LLP, an independent registered public accounting firm, as stated in its report which is included in Item 18 of this Annual Report on Form 20-F.
We acquired Air2Web, Inc and Mobile Interactive Group in the fourth quarter of 2011, and excluded them from the scope of our management assessment and auditor attestation requirements for internal control over financial reporting for the year ended December 31, 2011. These companies, which were consolidated into our financial statements in 2011, have assets representing 27.0% (of which 54.7% represents goodwill and intangibles) and revenue representing 4.7% of the Company's related consolidated financial statement amounts for the year ended December 31, 2011.
Changes in Internal Control over Financial Reporting
As previously disclosed in our 2010 Annual Report in connection with the material weakness identified therein, we implemented a number of measures to strengthen our internal controls over financial reporting. Management has implemented, or continued to implement, the following measures during 2011.

•
we continue to recruit and hire additional accounting staff with technical expertise to ensure the proper application of accounting principles generally accepted in the United States, or U.S. GAAP, in the area of revenue recognition, and expect to continue to expand our finance and administrative staff globally and to enhance our enterprise resource planning systems;

•
we have implemented revised policies and procedures and enhanced our review of complex revenue transactions to ensure consistent application of U.S. GAAP and enhanced internal control over financial reporting;

•	we have implemented new cash management and treasury processes and procedures;

•	we have increased the level of review of journal entries and tightening controls over our approval processes; and

•
we have increased the level of preparation and review of our financial statements, and in connection therewith, we have implemented additional control procedures as part of our quarter and year-end close processes as well as adding resources in connection with our review of key financial estimates, including accounts receivable, allowance for doubtful accounts, share‑based compensation expense, indebtedness and treasury processes and tax estimates.

In addition, we have revised our administrative procedures relating to our equity awards granting practices.
ITEM 16. RESERVED
ITEM 16.A. AUDIT COMMITTEE FINANCIAL EXPERT
 David Hobley serves as the chairman of the Audit Committee, and the board of directors has determined that he qualifies as an “audit committee financial expert” as that term is defined in the rules and regulations established by the SEC.
ITEM 16.B. CODE OF ETHICS
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
ITEM 16.C. PRINCIPAL ACCOUNTING FEES AND SERVICES
The Company has engaged Baker Tilly Virchow Krause, LLP, as its independent registered public accounting firm.  The following table shows the aggregated fees billed by our principal accountant during the years ended December 31, 2011 and 2010:

	December 31,
	2011	2010
Audit Fees (1)	$874,800	$613,903
Audit Related Fees (2)	79,000	850,774
Tax Fees (3)	—	—
All Other Fees (4)	—	—
Total	$953,800	$1,464,677

(1)	Audit fees consist of fees billed for professional services rendered during the fiscal year.

(2)
Audit related fees consisted of additional assurance services performed during 2010 and 2011 by Baker Tilly Virchow Krause, LLP related to the filing of our registration statement on Form F-1 originally filed with the SEC on May 13, 2010 and our follow-on offering completed in June 2011.

(3)	Tax Fees - No such fees billed during 2011 or 2010.

(4)	All Other Fees - No such fees billed during 2011 or 2010.
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

ITEM 16.D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
None.
ITEM 16.E. PURCHASES OF EQUITY SECURITIES BY VELTI PLC/AFFILIATED PURCHASERS
Not applicable.
ITEM 16.F. CHANGE IN REGISTRANT CERTIFYING ACCOUNTANT
There has been no change in certifying accountant.
ITEM 16.G. CORPORATE GOVERNANCE
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

ITEM 19.   EXHIBITS

Exhibit Number	Description	Reference No.
1.1	Memorandum and Articles of Association	(1)
4.2	2009 U.S. Employee Share Incentive Plan	(1)
4.3	2009 U.S. Non-Employee Share Incentive Plan	(1)
4.5	Joint Venture and Shareholders' Agreement between Firefly e-Ventures Ltd., a division of HT Media, and Velti plc dated November 22, 2008	(1)
4.6	Amendment and Restatement Deed dated October 14, 2009 between Thor Luxembourg S.a.r.l. and Velti plc, amending and restating the Thor Credit Facilities Agreement dated June 26, 2009	(1)
4.7	English translation of Real Estate Lease relating to the first floor of 44 Kifisias Avenue and Gravias Street, Granikou Street and Fragoklisias Street, Athens, Greece	(1)
4.8	English translation of Assignment of Sub-Lease relating to the second floor of 44 Kifisias Avenue and Gravias Street, Granikou Street and Fragoklisias Street, Athens, Greece	(1)
4.9	English translation of Real Estate Lease relating to the first floor of 42 Kifisias Avenue and Fragoklisias Street, Athens, Greece	(1)
4.10	Lease Agreement relating to 150 California Street, San Francisco, California, as amended	(1)
4.11	Form of Indemnity Agreement between Velti plc and its officers, directors and key employees	(1)
4.14	Offer Letter dated August 19, 2009 between Velti plc and Wilson W. Cheung	(1)
4.15	Offer Letter dated August 2, 2010 between Velti plc and Sally J. Rau	(1)
4.16	Loan Agreement between Velti Software Products and Related Products and Services S.A. and Black Sea Trade and Development Bank dated August 31, 2010	(1)
4.19	Agreement relating to the sale and purchase of the entire issued share capital of Mobile Interactive Group Limited dated November 14, 2011 by and among Barry Houlihan and others and Velti***	+
4.20	Share Purchase Agreement among Velti plc, Ydon Holdings Ltd., the Shareholders of Ydon Holdings Ltd. and Xin Ye dated September 22, 2011***	+
4.21	Share Incentive Plan	(1)
4.22	Agreement and Plan of Reorganization by and among Velti plc, Vortex Acquisition Sub, Inc., Mobclix, Inc. and Richard Talley, as Stockholders' Agent, dated September 30, 2010	(1)
4.23	Amendment No. 1 to Agreement and Plan of Reorganization, dated May 1, 2011 between Velti plc and Mobclix, Inc.	(3)
4.24	Office Lease Agreement between PPF Paramount One Market Plaza Owner, L.P., and Velti USA, Inc	+
8.1	List of Subsidiaries	+
11.1	Code of Business Conduct and Ethics	(2)
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	+
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	+
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	+
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	+
15.0	Consent of Independent Registered Public Accounting Firm	+

+	Filed herewith
***
The Company has requested confidential treatment of the redacted portions of this exhibit pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended, and has separately filed a complete copy of this exhibit with the Securities and Exchange Commission.

Referenced exhibit was previously filed with the Commission as an exhibit to the Company’s filing indicated below and is incorporated herein by reference to that filing:

(1)	Registration statement on Form F-1 (registration number 333-166793) originally filed on May 13, 2010
(2)	Annual Report on Form 20-F for the year ended December 31, 2010 filed April 12, 2011
(3)	Registration statement on Form F-1 (registration number 333-174461 originally file on May 25, 2011

Signatures
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VELTI PLC
By:	/s/ ALEX MOUKAS
Name:	Alex Moukas
Title:	Chief Executive Officer

VELTI PLC
By:	/s/ WILSON W. CHEUNG
Name:	Wilson W. Cheung
Title:	Chief Financial Officer

Date: April 25, 2012

Report of Independent Registered Public Accounting Firm
Board of Directors and Shareholders of Velti plc
We have audited the accompanying consolidated balance sheets of Velti plc and subsidiaries (the “Group”) as of December 31, 2011 and 2010, and the related consolidated statements of operations, shareholders' equity, cash flows, and comprehensive income (loss) for each of the three years in the period ended December 31, 2011. Our audits also included the financial statement schedule listed in the Index at Item 19. We also have audited the Group's internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control ‑ Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Group's management is responsible for these consolidated financial statements, the financial statement schedule, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements, the financial statement schedule, and the company's internal control over financial reporting based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements and the financial statement schedule are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the consolidated financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Velti plc acquired Air2Web, Inc. and Mobile Interactive Group Ltd. (the “acquired companies”) during 2011 and management excluded from its assessment of the effectiveness of Velti plc's internal control over financial reporting as of December 31, 2011, the acquired companies' internal control over financial reporting associated with 27.0% of total gross assets (of which 54.7% represents goodwill and intangibles included within the scope of the assessment) and total revenues of 4.7% included in the consolidated financial statements of Velti plc as of and for the year ended December 31, 2011. Our audit of internal control over financial reporting of Velti plc also excluded an evaluation of the internal control over financial reporting of the acquired companies.
In our opinion, the consolidated financial statements and financial statement schedule referred to above present fairly, in all material respects, the financial position of the Velti plc as of December 31, 2011 and 2010, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule, in all material respects, presents fairly the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the accompanying financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein. Also in our opinion, Velti plc maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control ‑ Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
/s/ Baker Tilly Virchow Krause LLP
Minneapolis, Minnesota
April 25, 2012

Velti plc
Consolidated Balance Sheets
(in thousands, except share and per share amounts)

	December 31,
	2011	2010
ASSETS
Current assets:
Cash and cash equivalents	$75,765	$17,354
Trade receivables (including related party receivables of $0.5 million and $3.7 million as of December 31, 2011 and 2010), net of allowance for doubtful accounts	70,968	39,114
Accrued contract receivables (including related party receivables of $3.3 million and $0 as of December 31, 2011 and 2010)	98,203	33,588
Prepayments	22,664	9,533
Other receivables and current assets (including related party receivables of $5.5 million and $0.7 million as of December 31, 2011 and 2010)	49,726	28,307
Total current assets	317,326	127,896
Property and equipment, net	5,922	3,253
Intangible assets, net	91,192	45,650
Equity investments	2,270	2,328
Goodwill	52,956	18,451
Other assets	11,865	11,590
Total assets	$481,531	$209,168
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	$41,565	$32,514
Accrued liabilities	49,621	27,515
Deferred revenue and current portion of deferred government grant	6,217	2,849
Current portion of acquisition related liabilities	26,900	8,529
Current portion of long-term debt and short-term financings (including related party debt of $0 and $0.5 million as of December 31, 2011 and 2010)	2,881	50,430
Income tax liabilities	9,883	9,875
Total current liabilities	137,067	131,712
Long-term debt	6,859	19,685
Deferred government grant - non-current	3,162	4,335
Acquisition related liabilities - non-current	18,772	10,915
Other non-current liabilities	18,180	6,252
Total liabilities	184,040	172,899
Commitments and contingencies (See Note 13)
Shareholders' equity:
Share capital, nominal value £0.05, 100,000,000 ordinary shares authorized; 61,790,985 and 38,341,760 shares issued and outstanding as of December 31, 2011 and 2010	5,148	3,397
Additional paid-in capital	346,031	50,415
Accumulated deficit	(34,726)	(19,358)
Accumulated other comprehensive income (loss)	(19,046)	1,639
Total Velti shareholders' equity	297,407	36,093
Non-controlling interests	84	176
Total equity	297,491	36,269
Total liabilities and shareholders' equity	$481,531	$209,168

The accompanying notes are an integral part of these consolidated financial statements.

Velti plc
Consolidated Statements of Operations
(in thousands, except per share amounts)

	Year Ended December 31,
	2011	2010	2009
Revenue:
Software as a service (SaaS) revenue	$139,024	$77,202	$30,965
License and software revenue	36,705	26,586	45,811
Managed services revenue	13,473	12,481	13,189
Total revenue	189,202	116,269	89,965
Cost and expenses:
Third-party costs	53,901	36,658	27,620
Datacenter and direct project costs	17,952	6,312	4,908
General and administrative expenses	45,258	22,484	17,387
Sales and marketing expenses	37,733	23,049	15,919
Research and development expenses	13,060	7,840	3,484
Acquisition related and other charges	10,390	5,364	—
Depreciation and amortization	20,900	12,131	9,394
Total cost and expenses	199,194	113,838	78,712
Income (loss) from operations	(9,992)	2,431	11,253
Interest expense, net	(7,389)	(8,069)	(2,370)
Gain (loss) from foreign currency transactions	6,200	(1,726)	14
Other expenses	(49)	—	—
Income (loss) before income taxes, equity method investments and non-controlling interest	(11,230)	(7,364)	8,897
Income tax expense	(3,808)	(3,771)	(410)
Loss from equity method investments	(200)	(4,615)	(2,223)
Net income (loss)	(15,238)	(15,750)	6,264
Net income (loss) attributable to non-controlling interest	130	(81)	(191)
Net income (loss) attributable to Velti	$(15,368)	$(15,669)	$6,455
Net income (loss) attributable to Velti per share:
Basic	$(0.28)	$(0.41)	$0.18
Diluted	$(0.28)	$(0.41)	$0.17
Weighted average number of shares outstanding for use in computing per share amounts:
Basic	55,865	37,933	35,367
Diluted	55,865	37,933	37,627

The accompanying notes are an integral part of these consolidated financial statements.

Velti plc
Consolidated Statements of Shareholders' Equity and Comprehensive Income (Loss)
(in thousands, except share amounts)

	Velti Shareholders' Equity
	Share Capital
	Number of Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Velti Shareholders' Equity	Non- controlling Interests	Total
Balance as of January 1, 2009	33,733,223	$3,043	$34,194	$(10,144)	$2,747	$29,840	$339	$30,179
Net income	—	—	—	6,455	—	6,455	(191)	6,264
Cumulative translation adjustment	—	—	—	—	1,568	1,568	(62)	1,506
Total comprehensive income						$8,023	$(253)	$7,770
Shares issued to non-executive directors as remuneration in exchange for services	72,013	21	137	—	—	158	—	158
Shares issued upon vesting of the 2007 deferred share awards	533,400	41	—	—	—	41	—	41
Issuance of shares related to acquisitions	496,625	41	1,079	—	—	1,120	—	1,120
Issuance of shares in connection with certain debt financing	875,000	60	2,193	—	—	2,253	—	2,253
Issuance of share capital in a private offering of securities to institutional investors, net of issuance costs	1,820,000	133	4,148	—	—	4,281	—	4,281
Share-based compensation	—	—	1,134	—	—	1,134	—	1,134
Balance as of December 31, 2009	37,530,261	3,339	42,885	(3,689)	4,315	46,850	86	46,936
Net loss	—	—	—	(15,669)	—	(15,669)	(81)	(15,750)
Cumulative translation adjustment	—	—	—	—	(2,676)	(2,676)	(24)	(2,700)
Total comprehensive loss						$(18,345)	$(105)	$(18,450)
Shares issued upon vesting of deferred share awards and option exercises	641,279	44	14	—	—	58	—	58
Issuance of shares related to acquisitions	170,220	14	1,244	—	—	1,258	195	1,453
Share-based compensation	—	—	6,272	—	—	6,272	—	6,272
Balance as of December 31, 2010	38,341,760	3,397	50,415	(19,358)	1,639	36,093	176	36,269
Net loss	—	—	—	(15,368)	—	(15,368)	130	(15,238)
Cumulative translation adjustment	—	—	—	—	(20,685)	(20,685)	(222)	(20,907)
Total comprehensive loss						$(36,053)	$(92)	$(36,145)
Issuance of shares in public offerings, net of issuance costs	21,974,275	1,633	269,240	—	—	270,873	—	270,873
Shares issued upon vesting of deferred share awards and option exercises	1,474,950	118	382	—	—	500	—	500
Share withholding in lieu of employee tax withholding	—	—	(1,633)	—	—	(1,633)	—	(1,633)
Share-based compensation	—	—	27,627	—	—	27,627	—	27,627
Balance as of December 31, 2011	61,790,985	$5,148	$346,031	$(34,726)	$(19,046)	$297,407	$84	$297,491

The accompanying notes are an integral part of these consolidated financial statements.

Velti plc
Consolidated Statements of Cash Flows
(in thousands)

	Year Ended December 31,
	2011	2010	2009

Cash flows from operating activities:
Net income (loss)	$(15,238)	$(15,750)	$6,264
Non-cash items included in net income (loss):
Depreciation and amortization	20,900	12,131	9,394
Change in fair value of contingent consideration	2,155	4,481	—
Non-cash interest expense	2,621	1,576	—
Share-based compensation	27,627	6,272	1,292
Deferred income taxes	1,691	21	258
Foreign currency transactions and other	(3,736)	6,290	345
Change in operating assets and liabilities:
Trade and accrued contract receivables	(62,839)	(25,426)	(27,804)
Prepayments and other current assets	(36,496)	(25,701)	(1,106)
Other assets	(1,027)	(3,067)	(1,172)
Accounts payable and other accrued liabilities	(7,720)	27,215	9,369
Deferred revenue and government grant income	4,741	2,088	(117)
Net cash used in operating activities	(67,321)	(9,870)	(3,277)
Cash flow from investing activities:
Purchase of property and equipment	(2,582)	(1,063)	(601)
Investments in software development and purchased software	(34,774)	(20,641)	(19,391)
Investment in subsidiaries and equity method investments, net of cash acquired	(43,489)	(2,302)	(919)
Proceeds from sale of equity method investments	—	272	—
Net cash used in investing activities	(80,845)	(23,734)	(20,911)
Cash flow from financing activities:
Net proceeds from issuance of ordinary shares	273,824	58	4,322
Proceeds from borrowings and debt financing	917	46,166	33,668
Repayment of borrowings	(65,704)	(14,038)	(9,974)
Net cash generated from financing activities	209,037	32,186	28,016
Effect of change in foreign exchange rates	(2,460)	(883)	1,506
Net increase (decrease) in cash and cash equivalents	58,411	(2,301)	5,334
Cash and cash equivalents at beginning of period	17,354	19,655	14,321
Cash and cash equivalents at end of period	$75,765	$17,354	$19,655
Supplemental cash flow information:
Interest paid	$7,817	$3,819	$798
Income taxes paid	$858	$554	$371
Non-cash investing and financing activities:
Issuance of shares in connection with business combination	$—	$1,454	$1,120
Issuance of shares as debt placement fee	$—	$—	$2,253
Issuance of shares upon tender of non-controlling interest in Velti North America, Inc.	$—	$124	$—

The accompanying notes are an integral part of these consolidated financial statements.

Velti plc
Notes to Consolidated Financial Statements

1. Description of Business
Velti plc, (Velti or Company), is a leading global provider of mobile marketing and advertising technology that enable brands, advertising agencies, mobile operators and media companies to implement highly targeted, interactive and measurable campaigns by communicating with and engaging consumers via their mobile devices. Our platform allows our customers to use mobile and traditional media, to target, reach and engage consumers, through mobile web and mobile applications; convert consumers into their customers; and to continue to actively manage the relationship through the mobile channel.
2. Basis of Presentation and Summary of Significant Accounting Policies
Basis of Presentation
We have prepared our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). Certain prior year balances have been reclassified to conform to the current year presentation. Such reclassifications did not affect total revenues, operating income or net income. References to 2011, 2010 and 2009 refer to the year ended on December 31.
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
Use of Estimates and Judgment
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions in the Company’s consolidated financial statements and notes thereto. Significant estimates and assumptions made by management include valuation of deferred tax assets, intangible assets, goodwill and long-lived assets, contingent payments related to our recent acquisitions and the assumptions used to determined share-based compensation expense. Actual results could differ materially from those estimates.
Foreign Currency Translation
The functional currency of the Company’s major subsidiaries is generally the local currency. Adjustments resulting from translating functional currency financial statements into U.S. dollars are recorded as part of a separate component of shareholders’ equity. Foreign currency transaction gains and losses as well as the gain or loss resulting from remeasuring assets and liabilities denominated in a currency other that the function currency into the functional currency are included in net income or less for the period.
All assets and liabilities denominated in a foreign currency are translated into U.S. dollars at the exchange rate on the balance sheet date. Revenues and expenses are translated at the average exchange rate during the period. Equity transactions are translated using historical exchange rates.
Revenue Recognition
We derive our revenue from three sources:

▪
software as a service (SaaS) revenue, which consists of fees from customers who subscribe to our hosted mobile marketing and advertising platform, generally referred to as “usage‑based” services, and fees from customers who utilize our software solutions to measure the progress of their transaction‑based mobile marketing and advertising campaigns, generally referred to as “performance‑based” services;

▪
license and software revenue, which consists of revenue from customers who license our mobile marketing and advertising platform and fees for customized software solutions delivered to and installed on the customers' server; and

Velti, plc
Notes to Consolidated Financial Statements (Continued)

▪
managed services revenue, which consists of fees charged to customers for professional services related to the implementation, execution, and monitoring of customized mobile marketing and advertising solutions.

We account for revenue for these services and licenses in accordance with Accounting Standards Codification (ASC) Topic 605 - Revenue Recognition and ASC Topic 985-605 - Certain Revenue Arrangements that Include Software Elements. We recognize revenue when all of the following conditions are satisfied: (i) there is persuasive evidence of an arrangement; (ii) the service has been rendered or delivery has occurred; (iii) the fee to be paid by the customer is fixed or determinable; and (iv) collectibility of the fee is reasonably assured.
SaaS revenue generated from our “usage‑based” services, including subscription fees for use of individual software modules and our automated mobile marketing campaign creation templates, and fees charged for access to our technology platform, are recognized ratably over the period of the agreement as the fees are earned.
SaaS revenue generated from our “performance‑based” services is generally based on specified metrics, typically relating to the number of transactions performed during the campaign multiplied by the cost per action in accordance with the terms of the related contracts. Some of our performance‑based contracts include performance incentive provisions that link a portion of revenue that we may earn under the contract to the performance of the customer's campaign relative to quantitative or other milestones, such as the growth in the consumer base, reduced consumer churn, or the effectiveness of the end-user response. We consider the performance‑based fees to be contingent fees. We recognize this revenue monthly based on actual performance, which is when the fees are earned and the amount of the fee can be reliably measured. Our performance‑based arrangements are typically invoiced monthly, which can occur in a period subsequent to revenue being recognized.
License and software revenue consists of fees charged for our mobile marketing and advertising technology provided on a perpetual or term based license. These types or arrangements do not typically include any ongoing support arrangements or rights to upgrades or enhancements and therefore revenue related to perpetual licensing arrangements is recognized upon the delivery of the license. Revenue from term based licenses are recognized over the related term. Fees charged to customize our software solution are recognized using the completed contract or percentage-of-completion method according to ASC 605-35, Revenue Recognition - Construction-Type and Production-Type Contracts, based on the ratio of costs incurred to the estimated total costs at completion.
Managed services revenue, when sold with software and support offerings, are accounted for separately when these services (i) have value to the customer on a standalone basis, (ii) are not essential to the functionality of the software and (iii) there is objective and reliable evidence of the selling price of each deliverable. When accounted for separately, revenue is recognized as the services are rendered for time and material contracts, and ratably over the term of the contract when accepted by the customer for fixed price contracts. For revenue arrangements with multiple deliverables, such as an arrangement that includes license, support and professional services, we allocate the total amount the customer will pay to the separate units of accounting based on their relative selling prices, as determined by the price of the undelivered items when sold separately.
The timing of revenue recognition in each case depends upon a variety of factors, including the specific terms of each arrangement and the nature of our deliverables and obligations, and the existence of evidence to support recognition of our revenue as of the reporting date. For contracts with extended payment terms for which we have not established a successful pattern of collection history, we recognize revenue when all other criteria are met and when the fees under the contract are due and payable. Fees that have been invoiced are recorded in trade receivables and in revenue when all revenue recognition criteria have been met. Fees that have not been invoiced as of the reporting date but for which all revenue recognition criteria are met are reported as accrued contract receivables on the balance sheets.
We present revenue net of value‑added tax, sales tax, excise tax and other similar assessments. Our revenue arrangements do not contain general rights of return.
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

Velti, plc
Notes to Consolidated Financial Statements (Continued)

Gains and losses on disposal of property and equipment are determined by comparing proceeds with the carrying value of the respective asset, and are included in income from operations. All maintenance and repairs are expensed as incurred.
Intangible Assets
Intangible assets that we acquire or develop are carried at historical cost less accumulated amortization and impairment loss, if any.
Acquired Intangible Assets.    Intangible assets acquired through business combinations are reported at fair value . Amortization is expensed on a straight-line basis over the estimated economic lives of the assets acquired, as determined on the acquisition date.
Currently, our acquired intangible assets consist of customer relationships, developed technology, and trademark and trade name. Customer relationships are estimated to provide benefits over four to seven years, developed technology acquired is estimated to provide benefits over three to five years, and trademark and trade name is estimated to provide benefits over 9 to 18 months.
Internal Software Development Costs.    Internal software development costs consist primarily of internal salaries and consulting fees for developing software platforms for sale to or use by customers in mobile marketing and advertising campaigns. We capitalize such costs as they are integral parts of a product or process to be sold or leased. Such software is primarily related to our Velti mGage platform, including underlying support systems.
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
Impairment of Long-Lived Assets and Amortizable Intangible Assets
We evaluate long-lived assets such as property and equipment, and identifiable intangible assets that are subject to amortization for impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment loss is recognized when estimated future undiscounted cash flows expected to result from the use of the asset and its eventual disposition is less than the carrying amount. When undiscounted future cash flows are not expected to be sufficient to recover an asset's carrying amount, the asset is written down to its fair value. Where available, quoted market prices are used to determine fair value. When quoted market prices are not available, various valuation techniques, including the discounted value of estimated future cash flows, are utilized. During 2011 we completed a comprehensive evaluation of our technology portfolio in connection with the integration of Air2Web and Mobile Interactive Group acquisition and determined certain legacy intangible assets were obsolete. As a result we recorded an impairment charge of $1.5 million during 2011, which is included within acquisitions and other charges in the accompanying Consolidated Statements of Operations. There were no such impairment charges recorded during 2010 and 2009.
Equity Method Investments and Joint Ventures
Our equity method investments includes all investments in entities over which we have significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. These investments are accounted for using the equity method of accounting and are initially recognized at cost. Our share of the investment's post acquisition profits or losses is recognized in the consolidated statement of operations. When our share of losses in an equity method investment

Velti, plc
Notes to Consolidated Financial Statements (Continued)

equals or exceeds our interest in the equity method investment, including any other unsecured receivables, we will not recognize further losses unless we have incurred obligations or made payments on behalf of the equity method investment.
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
In evaluating whether an impairment of goodwill exists, we first compare the estimated fair value of a reporting unit against its carrying value. If the estimated fair value is lower than the carrying value, then a more detailed assessment is performed comparing the fair value of the reporting unit to the fair value of the assets and liabilities plus the goodwill carrying value of the reporting unit. If the fair value of the reporting unit is less than the fair value of its assets and liabilities plus goodwill, then an impairment charge is recognized in earnings. We operate in a single reporting unit, for which we use the market approach to establish the fair value. We have determined that no goodwill impairment charge was necessary for 2011, 2010 and 2009.
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
Fair Value Measurements
The Company reports its financial and non-financial assets and liabilities that are re-measured and reported at fair value at each reporting period. The Company established a three-tier fair value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1.	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2.	Include other inputs that are directly or indirectly observable in the marketplace.
Level 3.	Unobservable inputs which are supported by little or no market activity.
Our financial assets and liabilities consist principally of cash and cash equivalents, accounts payable, accrued liabilities, current and non-current notes payable. Cash and cash equivalents are stated at cost, which approximates fair value. As of December 31, 2011 and 2010, we do not have readily marketable securities that are classified as cash equivalents. Accounts payable and accrued liabilities are carried at cost that approximates fair value due to their expected short maturities. Our long-term debt bears interest at variable rates which approximate the interest rates at which we believe we could refinance the debt. Accordingly, the carrying amount of long-term debt as of December 31, 2011 and 2010 approximates its fair value. As of December 31, 2011, we did not have any financial assets or liabilities for which Level 1 or Level 2 inputs were required to be disclosed. See Note 7 for our disclosure of Level 3 inputs used to revalue our contingent payments related to certain of our acquisitions.
Allowance for Doubtful Accounts
We evaluate the collectability of accounts receivable based on a combination of factors; an allowance for doubtful accounts is provided based on estimates developed using standard quantitative measures, which include historical write offs and current

Velti, plc
Notes to Consolidated Financial Statements (Continued)

economic conditions. We also make a specific allowance if there is strong evidence indicating that the amounts due are unlikely to be collectible. As of December 31, 2011 and 2010, the allowance for doubtful accounts was $808,000 and $135,000, respectively.
Concentration of Credit Risk
Financial instruments that potentially subject us to concentrations of credit risk consist primarily of cash and cash equivalents, to the extent that balances exceed insured limits, and accounts receivable. Our concentration of credit risk with respect to accounts receivable is limited as we have policies in place to ensure that sales are made to customers with a high credit standing, and we enter into factoring arrangements with local banks for a significant portion of our accounts receivable.
No customer accounted for more than 10% of our revenues during 2011. One customer accounted for 14% of our revenues during 2010. A different customer accounted for 15% of our revenues during 2009.
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
Government Grant Income Recognition
From time to time, we receive grants from the European Union for the development and roll-out of mobile and broadband services and various m-commerce related services. We recognize grant income as an offset to costs and expenses in our consolidated statements of operations in the period when the costs that are reimbursed by the grant are recognized. Receivables from government grants are recognized when there is reasonable assurance that the grant will be received and we are able to comply with all of the conditions imposed on the grant, which is generally upon receiving notification of grant eligibility.  Each grant provides income in the form of reimbursement of capital expenditures or of the costs incurred in the development of technology subject to the terms of the grant. Grants that reimburse costs related to depreciable assets, including our capitalized software development costs, are recognized as income in the periods, and in the proportions, in which amortization and depreciation on these assets is charged. Grant income is allocated among costs and expenses according to the allocation of the amortization of the capitalized software costs reimbursed by the grant.
Third Party, Datacenter, and Direct Project Costs
We incur certain operating costs that directly relate to revenue. These costs are classified into two categories: third-party, and datacenter and direct project.
Third Party Costs.    Our third party costs are paid to third parties to secure advertising space or content, or to obtain media inventory for the placement of advertising and media messaging services, as well as fees paid to third parties for creative development and other services in connection with the creation and execution of marketing and advertising campaigns. Third party costs also include the costs of certain content, media, or advertising that we acquire for a campaign, and costs associated with incentives and promotional costs provided to consumers in order to participate in the campaigns as well as certain computer hardware or software that we might acquire for a customer. Third party costs relate directly to SaaS revenue.
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

Velti, plc
Notes to Consolidated Financial Statements (Continued)

contracts. These costs may relate to SaaS revenue and/or license and software revenue. To date, the vast majority of these costs are related to SaaS revenue and the amount attributable to license and software revenue was immaterial and inseparable.
Depreciation and Amortization
Depreciation and amortization expenses consist primarily of depreciation on computer hardware and leasehold improvements, amortization of purchased intangibles and capitalized software development costs, offset by allocation of government grant income.
Much of our depreciation and amortization expense relates to the amortization of software developed for external use, largely our mGage technology platform. We generate our revenue by providing services and products using this technology. However, we do not segregate or track the development costs by revenue type and are therefore unable to allocate these costs by revenue type.
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
Net Income (Loss) Attributable to Velti per Share
Basic net income (loss) per share attributable to Velti is computed by dividing net income attributable to Velti by the weighted-average number of common shares outstanding for the fiscal period. Diluted net income per share attributable to Velti is computed giving effect to all potential weighted average dilutive common stock, including options and other equity awards. The dilutive effect of outstanding awards is reflected in diluted earnings per share by application of the treasury stock method.
Comprehensive income (loss)
Comprehensive income (loss) is comprised of net income (loss) and other comprehensive income (loss). The only component of our other comprehensive income (loss) is the effect of foreign currency translation.
Income Taxes
The Company uses the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the financial statement and tax basis of assets and liabilities and net operating loss and credit carryforwards using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts more likely than not expected to be realized.
Tax positions for the Company and its subsidiaries are subject to income tax audits by multiple tax jurisdictions throughout the world. The Company recognizes the tax benefit of an uncertain tax position only if it is more likely than not that the position is sustainable upon examination by the taxing authority, based on the technical merits. The tax benefit recognized is measured as the largest amount of benefit which is greater than 50 percent likely to be realized upon settlement with the taxing authority. The Company recognizes interest accrued and penalties related to unrecognized tax benefits in its tax provision.
Undistributed earnings of our Foreign Subsidiaries are indefinitely reinvested in the respective operations. No provision has been made for taxes that might be payable upon remittance of such earnings, nor is it practicable to determine the amount of this liability.
Our effective tax rate varies based on a variety of factors, including overall profitability, the geographical mix of income before taxes and the related tax rates in the jurisdictions in which we operate, restructuring and other one-time charges, as well as discrete events, such as tax settlements.

Velti, plc
Notes to Consolidated Financial Statements (Continued)

Recent Accounting Standards
In December 2010, the FASB issued ASU No. 2010-28,When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts (Topic 350) Intangibles—Goodwill and Other. ASU 2010-28 amends the criteria for performing Step 2 of the goodwill impairment test for reporting units with zero or negative carrying amounts and requires performing Step 2 if qualitative factors indicate that it is more likely than not that a goodwill impairment exists. We adopted ASU 2010-28 on January 1, 2012. There will be no material impact on our consolidated financial statements.
In May 2011, the FASB issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (Topic 820) Fair Value Measurement, to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 changes certain fair value measurement principles and enhances the disclosure requirements. We adopted ASU 2011-04 on January 1, 2012. There will be no material impact on our consolidated financial statements.
In June 2011, the FASB issued ASU No. 2011-05, Comprehensive Income (Topic 220) Presentation of Comprehensive Income, to require an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of equity. ASU 2011-05 is effective for us on January 1, 2012, with retrospective application required. The adoption of ASU 2011-05 will require us to change our presentation of comprehensive income.
In September 2011, the FASB issued ASU 2011-08, Intangibles—Goodwill and Other (Topic 350). This ASU simplifies how entities, both public and nonpublic, test goodwill for impairment by permitting an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in Topic 350. The more-likely-than-not threshold is defined as having a likelihood of more than 50 percent. Previous guidance under Topic 350 required an entity to test goodwill for impairment, on at least an annual basis, by comparing the fair value of a reporting unit with its carrying amount, including goodwill (step one). If the fair value of a reporting unit is less than its carrying amount, then the second step of the test must be performed to measure the amount of the impairment loss, if any. Under the amendment, an entity is not required to calculate the fair value of a reporting unit unless the entity determines that it is more likely than not that its fair value is less than its carrying amount. The adoption of ASU 2011-08 did not have a material effect on our consolidated financial statements.
3. Segment and Geographic Information
Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (CODM) in deciding how to allocate resources and in assessing performance. Velti's CODM is our chief executive officer. Our business is conducted in a single operating segment. Our CODM reviews a single set of financial data that encompasses our entire operations for purposes of making operating decisions and assessing financial performance. Our CODM manages our business based primarily on broad functional categories of sales, marketing, software and technology platform development and strategy.
We conduct our business in three geographical areas: Europe, Americas, and Asia/Africa. The following table provides revenue by geographic area. Revenue from customers for whom we provide services in multiple locations is reported in the location of the respective customer's domicile; revenue from customers for whom we provide services in a single or very few related locations is reported in the location of the respective customer's place of operations.

Velti, plc
Notes to Consolidated Financial Statements (Continued)

Revenue	Year Ended December 31,
	2011		2010		2009
	(in thousands, except percentages)
Europe:
United Kingdom	$37,758	20.0%	$34,105	29.3%	$14,655	16.3%
All other European countries	86,318	45.6%	55,299	47.6%	53,446	59.4%
Total Europe	124,076	65.6%	89,404	76.9%	68,101	75.7%
Americas	41,114	21.7%	9,150	7.9%	4,049	4.5%
Asia/Africa	24,012	12.7%	17,715	15.2%	17,815	19.8%
Total revenue	$189,202	100.0%	$116,269	100.0%	$89,965	100.0%

The vast majority of our long-lived assets are located in Greece. Long-lived assets consist of property and equipment, net of related accumulated depreciation.
4. Grant Income
From time to time, we receive grants from the European Union for the development and roll-out of mobile and broadband value-added services and various e-commerce related services. We recognize income under these grants as it is earned as an offset to the costs and expenses reimbursed by the grants. The amounts earned are offset to expense as follows:
These amounts are offset to the expense as follows:

	Year Ended December 31,
	2011	2010	2009
	(in thousands)
Datacenter and direct project	$—	$80	$694
General and administrative	—	235	116
Sales and marketing	—	—	347
Depreciation and amortization	3,231	3,437	2,128
Total	$3,231	$3,752	$3,285

5. Balance Sheet Items
Details of our significant balance sheet line items consisted of the following:

Property and equipment	December 31,
	2011	2010
	(in thousands)
Buildings and fixtures	$1,903	$861
Computer and telecommunication hardware	6,853	5,330
Office equipment	2,544	1,511
Total cost	11,300	7,702
Less: accumulated depreciation	(5,378)	(4,449)
Total property and equipment, net	$5,922	$3,253

Depreciation expense during 2011, 2010 and 2009 was $1.4 million, $1.3 million and $0.9 million, respectively.

Other receivables and current assets	December 31,
	2011	2010
	(in thousands)
Notes receivables (1)	$29,488	$15,540
Government grant receivables	5,258	10,784
Other receivables	14,980	1,983
Total other current receivables	$49,726	$28,307

(1) Notes receivable consist of post dated checks that due to local laws are legally enforceable short-term promissory notes and have therefore been reclassified from trade receivables.

Accrued liabilities	December 31,
	2011	2010
	(in thousands)
Accrued interest	$22	$2,053
Professional fees	703	2,953
Employee related accruals	5,232	6,759
Accrued third-party costs	35,135	9,373
Other	8,529	6,377
Total accrued liabilities	$49,621	$27,515

6. Business Combinations
Mobile Interactive Group, Ltd. Acquisition
On November 14, 2011, we completed the acquisition of Mobile Interactive Group Limited (MIG), the UK's largest mobile marketing company, by acquiring all of the outstanding shares of MIG such that MIG became a wholly-owned subsidiary of Velti following the acquisition. In connection with the acquisition, we will pay minimum consideration of $35.2 million, including $25.2 million of cash paid at closing. We will pay $10.0 million in deferred consideration between March 2012 and April 2013. Depending on MIG's performance, we may pay up to an additional $27.0 million in 2013. The transaction was accounted for using the purchase method of accounting. Transaction costs amounted to $0.9 million and were expensed as incurred. After the acquisition, MIG became a wholly-owned subsidiary of Velti. Since the acquisition date through December 31, 2011, MIG has generated revenue of $4.1 million and a net loss of $2.3 million, including acquisition related charges.
We acquired MIG to, among other things, expand our footprint in the U.K., expand our product offering to include mobile commerce and mobile billing services in the 44 countries MIG services, and gain access to the more than 300 enterprise customers that use MIG's technology platform.
The preliminary allocation of the total consideration of $50.5 million was as follows:

Velti, plc
Notes to Consolidated Financial Statements (Continued)

Fair Value
(in thousands)
Net assets acquired (liabilities assumed):
Cash and cash equivalents	$9,307
Accounts receivable and other current assets	40,076
Property and equipment	859
Trade and other liabilities	(48,389)
Net assets acquired	1,853
Intangible assets acquired — customer relationships	17,110
Intangible assets acquired — trademark & trade name	580
Intangible assets acquired — non-compete agreement	3,131
Intangible assets acquired — developed technology	11,140
Goodwill	24,956
Deferred tax liability	(8,310)
Value of assets, net of deferred tax liabilities	$50,460
Purchase price:
Cash	$25,170
Deferred consideration	10,000
Contingent payment	15,290
Total consideration	$50,460

Acquired Intangible Assets
Customer relationships relate to the ability to sell existing and future services to existing customers. The fair value of customer relationships has been estimated using the income method utilizing a discounted cash flow model. We are amortizing this intangible asset on a straight line basis over its estimated useful life of 6.5 years.
Trademark and trade name represent the MIG brand and Internet domain. We valued the trademark and trade name using the relief from royalty method. We are amortizing the trademark and trade name on a straight line basis over its estimated useful life of 1.5 years.
Non-compete agreement represents the agreement with a certain member of MIG management that they will not compete directly or indirectly with Velti during the term of the agreement. We are amortizing the non-compete agreement on a straight line basis over its estimated useful life of 3 years.
Developed technology represents MIG's platform and other developed technology. We valued the technology and software using the income method utilizing a discounted cash flow model. We are amortizing the technology assets on a straight line basis over its estimated life of 4.4 years.
The weighted average amortization period for total amortizable intangible assets acquired in connection with our acquisition of MIG, including customer relationships, trademark and trade names, and developed technology, is estimated to be 4.9 years.
Goodwill
Goodwill represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired. The acquisition is expected to significantly enhance our presence in the U.K. and western Europe and increase the overall value of our platform to current and future customers. These factors contributed to establishing the purchase price, which resulted in the recognition of a significant amount of goodwill. None of the goodwill is expected to be deductible for income tax purposes.
Deferred Consideration
Deferred consideration represents the fair value on the acquisition date of the known amounts to be paid to former Mobile

Velti, plc
Notes to Consolidated Financial Statements (Continued)

Interactive Group stockholders in cash or ordinary shares. The fair value of deferred consideration has been estimated using a present value factor based on the cost of capital and the timing of the payments as noted above.
Contingent Payment
As noted above we have agreed to pay, on March 31, 2013, an amount contingent upon the financial performance of MIG between January 1, 2011 and December 31, 2012 in cash or shares at our discretion. The contingent payment is based upon MIG achieving certain EBITDA targets during the period, with no minimum and a maximum of $27.0 million. We recorded the acquisition-date estimated fair value of the contingent payment of $15.3 million as a component of the consideration paid in exchange for the equity interests of MIG. The acquisition-date fair value was measured based on the probability-adjusted present value of the consideration expected to be transferred. See disclosure of Level 3 fair value measurements in Note 7 for changes during the period.
Air2Web, Inc. Acquisition
On October 4, 2011, we completed the acquisition of Air2Web, Inc. (Air2Web),  a provider of mobile customer relationship management (mCRM) solutions in the United States and India for many of the world's most trusted consumer brands. In connection with the acquisition, we paid $18.9 million in cash for all the outstanding common stock of Air2Web. As part of closing, Air2Web paid off its outstanding long term debt, totaling approximately $1.2 million, with cash provided by Velti.
We acquired Air2Web to, among other things, expand our U.S. and India footprint and provide improved access to carriers and verticals such as the financial services industry. Transaction costs amounted to $1.1 million and were expensed as incurred. Since the acquisition date through December 31, 2011, Air2Web has generated revenue of $4.8 million and net loss of $0.2 million, including acquisition related charges.
The preliminary allocation of the total consideration of $18.9 million was as follows:

Fair Value
(in thousands)
Net assets acquired (liabilities assumed):
Cash and cash equivalents	$600
Accounts receivable and other current assets	5,947
Property and equipment	1,221
Trade and other liabilities	(5,273)
Net assets acquired	2,495
Intangible assets acquired — customer relationships	1,920
Intangible assets acquired — trademark & trade name	110
Intangible assets acquired — developed technology	4,180
Goodwill	10,193
Value of assets, net of deferred tax liabilities	$18,898
Purchase price:
Cash	$18,898

Acquired Intangible Assets
Customer relationships represent customer relationships which relate to the ability to sell existing and future services to existing customers. The fair value of customer relationships has been estimated using the income method utilizing a discounted cash flow model. We are amortizing this intangible asset on a straight line basis over its estimated useful life of 6 years.
Trademark and trade name represents the Air2Web brand and Internet domain. We valued the trademark and trade name using the relief from royalty method. We are amortizing the trademark and trade name on a straight line basis over its estimated useful life of 9 months as we transition to Velti branding.
Developed technology represents Air2Web's platform and other developed technology. We valued the technology and software

Velti, plc
Notes to Consolidated Financial Statements (Continued)

using the income method utilizing a discounted cash flow model. We are amortizing the technology assets on a straight line basis over its estimated life of 5 years.
The weighted average amortization period for total amortizable intangible assets acquired in connection with our acquisition of Air2Web, including customer relationships, trademark and trade names, and developed technology, is estimated to be 5.1 years.
Goodwill
Goodwill represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired. The acquisition is expected to significantly enhance our presence in the U.S. and India geographies and increase the overall value of our Platform to current and future customers. These factors contributed to establishing the purchase price, which resulted in the recognition of a significant amount of goodwill. None of the goodwill is expected to be deductible for income tax purposes.
Mobclix, Inc. Acquisition
On September 30, 2010, we acquired Mobclix, Inc. (Mobclix) based in Palo Alto, CA. At closing we paid $1.1 million in cash and issued 150,220 ordinary shares, to former Mobclix stockholders and creditors, with a fair value of $1.5 million. The fair value per share of £6.12 ($9.68) was based on the closing price of our ordinary shares on AIM on the date of acquisition. We paid an additional $8.5 million in March 2011 and an additional $0.7 million in employee bonuses. The agreement also provided for an amount payable on March 1, 2012 contingent upon the financial performance of Mobclix between January 1 and December 31, 2011. The transaction was accounted for using the purchase method of accounting. Transaction costs amounted to $0.3 million and were expensed as incurred. After the acquisition, Mobclix became a wholly-owned subsidiary of Velti.
On May 1, 2011 we amended our agreement with Mobclix to change the terms of the contingent payment in order to facilitate our integration efforts. The terms of the amendment fix the contingent payment at $18.1 million, payable in cash or shares at our discretion. We estimated the fair value of the amended minimum deferred consideration utilizing a present value factor based on the cost of capital and the timing of the payments, which resulted in recording an additional $6.1 million of acquisition related charges. As this became a fixed liability it is no longer considered a Level 3 fair value measurement as of December 31, 2011. In addition, we agreed an additional contingent amount based solely upon EBITDA performance between January 1 and December 31, 2011. This contingent payment has been set at a minimum of zero and a maximum additional payment of $5.0 million. We utilized the actual results as of December 31, 2011 and determined that no payment related to the 2011 EBITDA performance was due.
Other Acquisitions
During 2010, the Company acquired a privately-held company for $1.0 million in aggregate purchase consideration. The Company accounted for this transaction using the purchase method. Of the $1.0 million, the Company allocated $0.3 million to acquired intangible assets with useful life of 5 years and $0.7 million to goodwill. The goodwill balances are not deductible for tax purposes. This transaction was not material.
Unaudited Supplemental Pro Forma Financial Information
Unaudited supplemental pro forma financial information, prepared as though the acquisitions had been completed at the beginning of the fiscal year in which they were completed and the beginning of the immediately preceding fiscal year, is as follows:

Velti, plc
Notes to Consolidated Financial Statements (Continued)

	Year Ended December 31,
	2011(1)	2010(1)	2009(2)
	(unaudited) (in thousands)
Revenue	$223,430	$158,598	$92,299
Net income (loss)	(24,644)	(32,484)	133
Net income (loss) attributable to Velti shareholders	(24,774)	(32,403)	324
Net income (loss) per share attributable to Velti:
Basic	$(0.44)	$(0.85)	$0.01
Diluted	$(0.44)	$(0.85)	$0.01

(1)	assumes the acquisition of Mobclix, Mobile Interactive Group and Air2Web on January 1, 2010.

(2)	assumes the acquisition of Mobclix on January 1, 2009.
7. Fair Value Measurements
The Company considers fair value as the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market in which we would transact business in an orderly transaction on the measurement date. We consider assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.
We use observable inputs whenever possible and minimize the use of unobservable inputs when measuring fair value. Observable inputs reflect readily obtainable data from independent sources, while unobservable inputs reflect the Company’s market assumptions. The inputs are then classified into the following hierarchy: (1) Level 1 Inputs—quoted prices in active markets for identical assets and liabilities; (2) Level 2 Inputs—observable market-based inputs other than Level 1 inputs, such as quoted prices for similar assets or liabilities in active markets, quoted prices for similar or identical assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data; (3) Level 3 Inputs—unobservable inputs that are supported by little or no market activity such as certain pricing and discounted cash flow models.
The fair value of our contingent payments associated with our recent acquisitions is determined based on an internal cash flow model using inputs based on estimates and assumptions developed by us and is remeasured on each reporting date. The rates used to discount net cash flows to their present value were based on our weighted average cost of capital for similar transactions and an assessment of the relative risk inherent in the associated cash flows. The inputs were current as of the measurement date. These inputs tend to be unobservable and, as such, are considered Level 3 in the fair value hierarchy.
The following table provides a summary of changes in fair value of the contingent payments measured using significant unobservable inputs (Level 3):

Fair Value
(in thousands)
Balance as of January 1, 2010	$41
Additions to contingent payment liability for Mobclix acquisition	5,135
Change in fair value of contingent payment liabilities	4,440
Settlement of contingent payment	(500)
Balance as of December 31, 2010	9,116
Reclassified to deferred consideration (not measured at fair value)	(10,290)
Additions to contingent payment liability for Mobile Interactive Group acquisition	15,290
Change in fair value of contingent payment liabilities	2,155
Balance as of December 31, 2011	$16,271

Velti, plc
Notes to Consolidated Financial Statements (Continued)

8. Intangible Assets
Information regarding our definite-lived intangible assets is a follows:

Intangible Assets	Average Useful life	Gross Carrying Value	Accumulated Amortization	Net Carrying Amount
	(in years)	(in thousands)
December 31, 2011
Internal software development costs	3.0	$26,445	$16,884	$9,561
Computer software	5.0	38,715	12,961	25,754
Licenses and intellectual property	5.0	29,092	16,806	12,286
Trademark and trade name	1.6	4,334	924	3,410
Customer relationships	4.0	24,295	2,517	21,778
Developed technology	3.5	22,088	3,685	18,403
Intangible assets	4.0	$144,969	$53,777	$91,192
December 31, 2010
Internal software development costs	3.0	$19,522	$11,116	$8,406
Computer software	5.0	17,821	8,331	9,490
Licenses and intellectual property	5.0	28,593	11,908	16,685
Trademark and trade name	1.3	637	127	510
Customer relationships	4.8	5,838	945	4,893
Developed technology	4.6	7,134	1,468	5,666
Intangible assets	4.4	$79,545	$33,895	$45,650

Gross amortization expense during 2011, 2010 and 2009 was $22.7 million, $14.4 million and $10.6 million, respectively.
The annual estimated amortization expense for the above intangible assets as of December 31, 2011 is as follows:

Amount
(in thousands)
2012	$24,506
2013	22,253
2014	17,984
2015	13,223
2016	9,483
Thereafter	3,743
Total	$91,192

9. Goodwill
The following table provides a summary of additions to goodwill for each reporting period:

Velti, plc
Notes to Consolidated Financial Statements (Continued)

Carrying Value
(in thousands)
Balance as of December 31, 2009	$3,874
Other acquisitions	920
Acquisition of Mobclix, Inc.	13,877
Foreign exchange differences	(220)
Balance as of December 31, 2010	18,451
Acquisition of Air2Web, Inc.	10,193
Acquisition of Mobile Interactive Group, Ltd.	24,956
Foreign exchange differences	(644)
Balance as of December 31, 2011	$52,956

10. Equity Method Investments
All equity method investments operate in the same sector as our primary business. Our investments accounted for under the equity method as of December 31, 2011 include:

Company	Interest Held
Amplus S.A	21.7%
Evorad S.A	49
N-Squared S.A	50
Tagem S.A	50
Digital Rum S.A	50
CASEE	33
HT Mobile	35

Ansible Mobile LLC — Joint Venture
In July 2007, we established a joint venture called Ansible Mobile LLC, (Ansible), with The Interpublic Group of Companies, Inc., (IPG), a publicly-traded multi-national advertising firm, whereby we owned one-half of the equity interest in Ansible. We reached an agreement with IPG to terminate Ansible effective as of July 2010. The termination had no material financial impact on our results of operations during 2010.
CASEE — China — Equity Investment
In April 2008, we purchased shares of Series A Preferred Stock as well as a note convertible into, and warrants to purchase, shares of Series A Preferred Stock of the parent company of a Chinese mobile marketing firm called Cellphone Ads Serving E-Exchange, or CASEE. To date, we have converted the note, and own 33% of the outstanding equity of the parent company. We did not exercise our warrants prior to expiration. During January 2012 we completed our acquisition for the remaining equity interests in CASEE; see Note 17.
HTMobile — Joint Venture
In 2009, we formed HT Mobile Solutions with HT Media, India's second largest media group and owner of the Hindustan Times newspaper. We own a 35% interest in the joint venture. HT Mobile Solutions services large network operators, brands and advertising agencies, as well as smaller regional companies, in India.
A rollforward of the activity in our equity method investments:

Velti, plc
Notes to Consolidated Financial Statements (Continued)

Carrying Value
(in thousands)
Balance as of January 1, 2009	$3,640
Additional equity method investments	1,462
Share of loss from equity method investments	(1,943)
Foreign exchange differences	95
Balance as of December 31, 2009	3,254
Disposition of interest in equity method investments	(92)
Additional equity method investments	323
Share of loss from equity method investments	(1,054)
Foreign exchange differences	(103)
Balance as of December 31, 2010	2,328
Additional equity method investments	170
Share of loss from equity method investments	(217)
Foreign exchange differences	(11)
Balance as of December 31, 2011	$2,270

11. Short-term financings and long-term debt
Our short-term financings and long-term debt outstanding as of December 31, 2011 and 2010 is classified as follows:

	December 31,
	2011	2010
	(in thousands)
Long-term debt, net of current portion	$7,009	$19,904
Current portion of long-term debt	2,753	12,940
Short-term financings	182	38,729
Short-term debt	2,935	51,669
Total debt	9,944	71,573
Less: Carrying value of debt placement fee(1)	(204)	(1,458)
Total debt, net of debt placement fee	$9,740	$70,115

(1)
Represents the carrying value of the 875,000 new shares issued to various parties in lieu of an arrangement fee and certain other fees incurred in connection with our term loans and revolving facility with Thor Luxembourg S.à.r.l. described below under "Debt Discounts" and arrangement fees incurred in connection with our term loan with Black Sea Trade and Development Bank.

Details of our long-term debt and short-term financings by facility as of December 31, 2011 are as follows:

Lender	Description / Term	Total Facility	Outstanding Amount	Interest Rate	Security/Covenant
Short-term financings:		(in thousands)
ICICI Bank	Working capital	$182	$182	ICICI I-Base +5.5%	Secured by assets of Air2Web India Pvt Ltd
Long-term debt:
BSTD	Term facility due September 2015	$8,611	$8,611	3 month Euribor + 4%	See below
ING	Term facility due April 2014	$1,151	$1,151	Fixed 4.05% to April 2012, then 3 month Eurobor + 2.5%	Secured by assets of Mobile Interactive Group, Ltd.
Total debt:		$9,944	$9,944

Velti, plc
Notes to Consolidated Financial Statements (Continued)

Future principal repayments under all debt arrangements as of December 31, 2011 are as follows:

Amount
(in thousands)
2012	$2,753
2013	2,995
2014	2,474
2015	1,722
Total	$9,944

Debt Covenants
Our loan facility with Black Sea Trade and Development Bank (BSTD) requires us to maintain a net debt to operating EBITDA ratio on an annual basis of not more than 3.00 to 1; an EBIT to Net Interest Expense ratio on an annual and semi-annual basis of not less than 1.60 to 1, and a ratio of total liabilities to shareholders' equity on an annual and semi-annual basis of not more than 2.00 to 1. As of December 31, 2011 we were in compliance with all of the covenants under this facility.
Secured Borrowings and Collateralized Receivables
We have historically transferred certain trade receivables to financial institutions that are accounted for as secured borrowings. The transferred receivables serve as collateral under the receivable sales facilities. The carrying value of the collateralized receivables approximates the carrying value of the equivalent secured borrowings. As of December 31, 2011, none of our accounts receivable were pledged as security against borrowings. As of December 31, 2010, we had pledged $10.7 million of our accounts receivable as security against short-term loans. The collateralized receivables are presented at their net present value. The interest rate implicit in the collateralized receivables was 6.0% as of December 31, 2010.
The average effective interest rates of our borrowing facilities as of December 31, 2011 ranged from 4.0% to 15.5%. The average effective interest rates of our borrowing facilities as of December 31, 2010 ranged from 2.3% to 20%.
Interest expense related to servicing of our borrowing facilities is summarized below:

	Year Ended December 31,
	2011	2010	2009
	(in thousands)
Interest expense:
Long-term loans	$1,795	$3,649	$608
Short-term loans	553	1,659	553
Finance costs on factoring of receivables	1,631	1,059	532
Other interest costs	961	256	360
Accretion of debt discount and deferred purchase consideration	2,621	1,576	367
Total interest expense	7,561	8,199	2,420
Less: Interest income	(172)	(130)	(50)
Net interest expense	$7,389	$8,069	$2,370

12. Income Taxes
The components of our income or (loss) before income taxes were as follows:

Velti, plc
Notes to Consolidated Financial Statements (Continued)

	Year Ended December 31,
	2011	2010	2009
	(in thousands)
Country of Domicile	$(31,348)	$(15,522)	$(11,824)
Foreign	19,918	3,543	18,498
	$(11,430)	$(11,979)	$6,674

The components of the provision for income taxes are as follows:

	For the Year Ended December 31,
	2011	2010	2009
	(in thousands)
Current
Country of Domicile	$—	$—	$—
Foreign	2,180	1,230	393
Reserves	2,367	1,904	1
Total Current	$4,547	$3,134	$394
Deferred
Country of Domicile	$—	$—	$—
Foreign	(1,608)	6,112	425
Reserves	869	(5,475)	(409)
Total Deferred	$(739)	$637	$16
Total Provision	$3,808	$3,771	$410

A reconciliation between the statutory income tax rates of our country of domicile and our effective tax rates as a percentage of income (loss) before income taxes is as follows:

	For the Year Ended December 31,
	2011	%	2010	%	2009	%
	(in thousands, except percentages)
Tax at country of domicile statutory rate	$(1,445)	(12.5)%	$(3,354)	(28.0)%	$1,869	28.0%
Foreign earnings at other than country of domicile statutory rates	(5,985)	(50.6)	(339)	(2.8)	(4,741)	(71.0)
Unrecognized Tax Benefits	2,503	21.7	3,853	32.2	1,397	20.9
Rate Changes	(250)	(2.2)	17	0.1	206	3.1
Permanent Items	5,668	47.8	14	0.1	735	11.0
Deferred tax true-ups	1,929	16.7	—	—	—	—
Valuation Allowance	1,388	12.0	3,580	29.9	944	14.1
	$3,808	33.0%	$3,771	31.50%	$410	6.10%

Our statutory tax rate is 12.5% in 2011 as we moved our country of domicile from the U.K. to Ireland. The foreign tax differential presented in the above rate reconciliation schedule is due to foreign losses in jurisdictions where the tax rates are significantly higher than the statutory rate and foreign income in jurisdictions where the tax rates are significantly lower than the statutory rate.
The components of the current and long-term deferred tax assets and liabilities, net, consist of the following:

Velti, plc
Notes to Consolidated Financial Statements (Continued)

	As of December 31,
	2011	2010
	(in thousands)
Current Deferred Tax Assets:
Other	$526	$—
Non-Current Deferred Tax Assets:
Accrued Expenses (including amounts subject to settlement) & Allowances	6,400	7,466
Depreciable Assets	(2,083)	(434)
Net Operating Losses	14,208	6,761
Other	547	479
Total Non-Current Deferred Tax Assets	19,072	14,272
Total Deferred Tax Assets	19,598	14,272
Valuation Allowance	(13,382)	(7,220)
Non-Current Deferred Tax Assets, net	6,216	7,052
Current Deferred Tax Liabilities:
Accrued Revenues	(6,186)	(6,744)
Non-Current Deferred Tax Liabilities:
Intangible Assets	(10,180)	(3,036)
Deferred Tax Assets (Liabilities), net	$(10,150)	$(2,728)

The increase in valuation allowance was $6.2 million, $4.8 million, and $0.9 million during 2011, 2010 and 2009, respectively.
We had total net operating loss carrforwards of $95.6 million, $71.8 million and $31.9 million as of December 31, 2011 2010, and 2009 respectively. These net operating losses carryforward are available to offset taxable income in the future. As of December 31, 2011, we had $50.7 million of US net operating loss carryforwards which will expire in 2027 through 2031. We also had $31.3 million of UK net operating loss carryforwards which have no expiration date. The remaining $13.6 million of net operating loss carryforwards in other jurisdictions will begin to expire in 2012.
Utilization of the Company's net operating loss and tax credit carryforwards may be subject to substantial annual limitation due to the ownership change limitations provided under the law of various tax jurisdictions. Such an annual limitation could result in the expiration of the net operating loss and tax credit carryforwards before utilization.
We periodically evaluate the realizability of the deferred tax assets and recognize the tax benefit only as reassessment demonstrates that they are realizable. At such time, if it is determined that it is more likely than not that the deferred tax assets are realizable, the valuation allowance will be adjusted. Our deferred tax assets that were determined to be realizable in the future were $6.2 million and $7.1 million as of December 31, 2011 and 2010, respectively. The valuation allowance was $13.4 million and $7.2 million as of December 31, 2011 and 2010, respectively. A significant portion of the change in valuation allowance relates to tax assets established in accounting for our acquisitions.
As of December 31, 2011, $84.6 million of undistributed earnings for our foreign subsidiaries are considered indefinitely reinvested in the respective operations. No provision has been made for taxes that might be payable upon remittance of such earnings, nor is it practicable to determine the amount of this liability.
A reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows:

Velti, plc
Notes to Consolidated Financial Statements (Continued)

	As of December 31,
	2011	2010
	(in thousands)
Balance as of January, 1	$7,641	$5,692
Gross increases — current year tax positions	3,375	1,949
Gross increases — prior year tax positions	1,904	—
Gross decreases — current year tax positions	(931)	—
Balance as of December 31	$11,989	$7,641

Our policy for deducting interest and penalties is to treat interest as interest expense and penalties as taxes. As of December 31, 2011, we had $1.0 million accrued for the payment of interest and penalties related to unrecognized tax benefits.
We file income tax returns in various tax jurisdictions around the world. While we are not currently under audit in the major taxing jurisdictions in which we are subject to tax, the tax years 2004 to 2011 are generally remain open to examination.  However, we do not believe that the total amount of unrecognized tax benefits will significantly change within the next 12 months.
13. Commitments and Contingencies

(a)	Operating Lease Commitments
The future aggregate minimum lease payments under non-cancellable operating leases as of December 31, 2011 are as follows:

Amount
(in thousands)
2012	$3,896
2013	4,239
2014	4,111
2015	3,519
2016	3,479
Thereafter	8,673

Rent expense was $3.7 million, $2.6 million and $2.3 million during 2011, 2010 and 2009, respectively.

(b)	Guarantees and Indemnifications
ASC 460, Guarantees, requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the amount of obligations it assumes under that guarantee.
We periodically establish irrevocable bank guarantees in favor of a customer in connection with a campaign guaranteeing minimum net revenue or covering costs of a campaign. As of December 31, 2011 and 2010, the aggregate amount of our outstanding commitments under such letters of guarantee was $2.7 million and $1.1 million, respectively. We accrue for known obligations when a loss is probable and can be reasonably estimated. There were no accruals for expenses related to our performance guarantees for any period presented.
As permitted under the laws of the Bailiwick of Jersey and the Republic of Ireland, and in accordance with our bylaws, we indemnify our officers and directors for certain events or occurrences, subject to certain limits, while the officer or director is or was serving at our request in such capacity. The maximum amount of potential future indemnification is unlimited; however, we maintain director and officer liability insurance that limits our exposure and may enable us to recover a portion of any future amounts paid. We believe the fair value for these indemnification obligations is immaterial. Accordingly, we have not recognized any liabilities relating to these obligations as of December 31, 2011 and 2010.

Velti, plc
Notes to Consolidated Financial Statements (Continued)

(c)     Pension and Other Post-Retirement Obligations
We are required under Greek law to make a payment to employees on unfair dismissal or on attaining normal retirement age. The amount of the payment depends on the employees' monthly earnings (capped at €6,000 per month, or approximately $8,200) and a multiple which depends on length of service. The most recent independent actuarial valuation was carried out as of December 31, 2011. As of December 31, 2011 and 2010, we have included $551,000 and $447,000, respectively in other non-current liabilities for this obligation. As of December 31, 2011, our retirement benefits obligations were unfunded.
(d)     Mobile Device Litigation
In re iPhone Application Litigation is a purported nationwide class action filed in the Northern District of California against Apple Inc. and certain other parties, including Mobclix, and the result of a Multi-District Litigation consolidation of numerous class actions filed in state and federal courts throughout the United States. The action alleges that the defendants, through the promotion of software applications, or "apps", developed, marketed, and provided or sold for use with Apple's devices, improperly and unlawfully access, capture, alter and/or use personal information they obtained from "app" users.
The defendants responded to the complaint via a successful pleading challenge. See In re iPhone Application Litig., 2011 WL 4403963 (N.D. Cal. Sept. 30, 2011) (Order Granting Defendants' Motions to Dismiss for Lack of Article III Standing Without Prejudice). In their amended complaint, the plaintiffs dropped several of the entities named as defendants in the initial consolidated complaint, including Mobclix, ostensibly to better their chances of surviving a second pleading challenge. A hearing regarding the remaining defendants' challenge to this amended pleading is scheduled for May 3, 2012.
Defendant TrafficMarketplace.com recently demanded that Mobclix, pursuant to an agreement between the parties, defend and indemnify it for costs related to the In re iPhone Application Litigation class action. TrafficMarketplace.com and Mobclix are negotiating this demand.
Mobclix was named as a defendant in a similar litigation regarding Google devices, but within several months was dismissed from that action without prejudice.
Because the filed actions are in the very early stages, and due to the inherent uncertainty surrounding the litigation process, we are unable to reasonably assess the likelihood of any particular outcome of these litigations (or potential litigations) at this time.
(e)    Other Legal Proceedings
We are involved in various claims and litigation arising in the normal course of business. While the outcome of these matters is uncertain and there can be no assurance that such matters will be resolved in our favor, we do not currently believe that the outcome of any pending or threatened proceedings related to these or other matters, or the amounts which we may be required to pay by reason thereof, would have a material adverse impact on our financial position, results of operations or liquidity.
14. Share-Based Compensation
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
Our 2009 U.S. Non-Employee Share Incentive Plan allows for the award of: (i) share options, (ii) restricted share awards and (iii) unrestricted share awards. Only our non-employee directors and consultants, and non-employee directors and consultants of our affiliates, are eligible to receive awards under the U.S. Non-Employee Share Incentive Plan. The maximum number of shares which may be issued pursuant to awards made under the U.S. Non-Employee Share Incentive Plan is 50,000 shares. Grants under

Velti, plc
Notes to Consolidated Financial Statements (Continued)

this plan may use time-based or performance-based vesting.
All awards under these plans are in ordinary shares. The maximum number of shares which may be issued under all of these plans in the aggregate pursuant to awards made over the previous three years must not exceed 10% of our ordinary share capital.
We grant deferred share awards to our employees as part of our compensation package. We also grant share options to our employees and consultants in addition to deferred share awards. We also award fully vested ordinary shares as compensation to our non-executive directors in lieu of cash payments. We grant deferred share awards to our executive officers that may be subject to vesting based upon achievement of performance metrics as well as a minimum service period, normally two years.
Under our share incentive plans, shares are issued to a participant when the deferred share award vests in accordance with any vesting schedule specified in the award agreement following receipt of payment of the aggregate nominal (par) value of £0.05 per ordinary share. The deferred share award recipient is responsible for all applicable taxes payable on the award. All of our share options have an exercise price equal to the market price of our ordinary shares on the date of grant. Our shares typically vest over a four-year period at the rate of 25% per year on the anniversary of the date of grant, although during 2010 we awarded a number of share options that vested on the one year anniversary of the date of grant, subject to our completion of our public offering in the U.S. prior to the vesting date. We also periodically award share options or deferred share awards to consultants that vest over a two year period.
Deferred Share Awards
Details of our deferred share awards are as follows:

	Number of Shares	Weighted Average Exercise Price Per Share	Weighted Average Grant Date Fair Value Per Share	Weighted Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding as of January 1, 2009	1,654,016	$0.10
Share awards granted	1,456,121	$0.08	$2.32		$3,375
Forfeited	(421,371)	$0.09
Vested deferred share awards	(533,400)	$0.10			$779
Outstanding as of December 31, 2009	2,155,366	$0.09		0.97	$6,162
Share awards granted	1,206,958	$0.07	$6.39		$7,711
Forfeited or failed to vest	(670,056)	$0.09
Vested deferred share awards	(636,284)	$0.10			$3,283
Outstanding as of December 31, 2010	2,055,984	$0.08		1.22	$13,850
Share awards granted	1,768,299	$0.08	$11.17		$19,756
Forfeited or failed to vest	(364,383)	$0.08
Vested deferred share awards	(1,454,455)	$0.08			$24,347
Outstanding as of December 31, 2011	2,005,445	$0.08		1.80	$13,287

For deferred share awards, the fair value on the date of grant approximates market value as the exercise price equals the nominal (par) value of £0.05 (remeasured into US Dollars on grant date) per ordinary share. The aggregate estimated grant date fair value therefore approximates the intrinsic value disclosed in the table above.
Stock Options
Details of stock option activity are as follows:

Velti, plc
Notes to Consolidated Financial Statements (Continued)

	Number of options	Weighted Average Exercise Price	Weighted Average Grant Date Fair Value	Weighted Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding as of January 1, 2009	—	—
Share options granted	985,573	$2.64	$1.60
Forfeited share options	(15,390)	$2.57
Outstanding as of December 31, 2009	970,183	$2.65		6.16	$565
Share options granted	3,035,587	$5.47	$3.45
Forfeited share options	(507,955)	$3.24
Exercised options	(4,995)	$2.66			$43
Outstanding as of December 31, 2010	3,492,820	$5.01		8.90	$10,140
Share options granted	1,822,812	$11.17	$6.4
Forfeited share options	(519,533)	$6.48
Exercised options	(113,402)	$3.69			$1,034
Outstanding as of December 31, 2011	4,682,697	$7.17		8.49	$6,028

There were 39,250 share options granted to non-employees of Velti, which are included in the table above. The fair value of these options is remeasured at each reporting date utilizing the share price at that time. The Company settles stock option exercises by issuing new shares of stock.
The aggregate estimated grant date fair value was $11.6 million, $10.4 million and $1.6 million for options granted to employees during 2011, 2010 and 2009, respectively.
The following table summarizes information regarding our outstanding and exercisable options as of December 31, 2011:

	Outstanding			Exercisable
Range of Exercise Prices	Number of Option Shares	Weighted-Average Exercise Price per Share	Remaining Weighted-Average Contractual Term (Years)	Number of Option Shares	Weighted-Average Exercise Price Per Share	Aggregate Intrinsic Value
$2.57 - $4.69	486,717	$2.70	6.04	274,133	$2.64
$4.95 - $4.95	2,170,299	$4.95	8.25	746,869	$4.95
$6.26 - $9.46	1,006,014	$8.25	9.41	164,106	$9.16
$9.64 - $16.51	960,294	$12.63	9.24	625	$9.64
$16.91 - $18.47	59,373	$18.06	9.37	—	$—
	4,682,697	$7.17	8.49	1,185,733	$5.00	$2,526

The fair value of our share options was estimated at the date of grant using the Black-Scholes model with the following assumptions:

	Year Ended December 31,
	2011	2010	2009
Share Options Valuation Assumptions
Expected volatility	60%	60%	61%
Expected life in years	6.25	6.25	6.25
Risk free rate	1.1% - 2.5%	2.5%	4.0%
Expected dividends	—	—	—

Velti, plc
Notes to Consolidated Financial Statements (Continued)

For share options, as we do not have sufficient historical information to develop reasonable expectations about future exercise patterns and post-vesting employment behavior, we estimate the expected term of options granted by taking the average of the vesting term and the contractual term of the options, referred to as the simplified method. We estimate the expected term of our share options using a blended volatility factor, which consists of our own share volatility from our trading history and expected future volatility. The risk-free interest rate assumption is based upon observed interest rates appropriate for the expected term of the deferred share award or share option. Expected dividends during the term of the options are based on our dividend policy. To date, no dividends have been declared or paid and none are expected to be declared or paid during the expected term. We estimated the forfeiture rate based on historical and anticipated levels of personnel turnover.
During 2011, 2010 and 2009 we recognized total share-based payment expense under equity incentive plans as follows:

	Year Ended December 31,
	2011	2010	2009
	(in thousands)
Datacenter and direct project	$3,549	$443	$146
General and administrative	11,735	2,613	344
Sales and marketing	8,288	2,231	473
Research and development	4,055	985	329
	$27,627	$6,272	$1,292

There was no recognized tax benefit recorded during 2011, 2010 and 2009 related to share-based payment compensation expense. As of December 31, 2011, there was $10.5 million, of total unrecognized compensation cost related to deferred share awards awarded under our share incentive plans expected to be recognized over a weighted-average recognition period of 1.8 years. As of December 31, 2011, there was $8.3 million of total unrecognized compensation cost related to share options expected to be recognized over a weighted-average recognition period of 1.7 years.
In March 2011, certain performance based deferred share awards granted to employees in 2009 were approved for vesting. The performance metrics of these awards were set at the time of grant based on then current projections of company performance under IFRS for 2009 and 2010. These metrics did not contemplate our conversion to US GAAP, the impact of acquisitions completed during 2009 and 2010, or the impact on our results of preparing for and completing our US public offering. Due to the judgment required to reconcile actual company performance with the original metrics, it was determined that any vesting would be required to be treated as a modification under the guidance in ASC 718. This required the fair value of the awards to be remeasured on the vesting approval date, with the incremental fair value charged to expense over the remaining vesting period. As a result, we recognized additional compensation expense of approximately $10.5 million during 2011.
In May 2010, we allowed for the vesting of certain deferred share awards granted to employees in 2008 under IFRS based on then current projections of company performance under IFRS for 2008 and 2009. As a result of this modification, we recognized additional compensation expense of approximately $1.1 million during 2010.
15. Net Income (Loss) Per Share
Basic net income (loss) per share is calculated by dividing the profit attributable to equity holders by the weighted average number of ordinary shares outstanding during the year. Diluted net income per share is computed by including all potentially dilutive ordinary shares, deferred share awards and share options. For the years ended December 31, 2011 and 2010, deferred share awards and share options were not included in the computation of diluted net loss per share because the effect would have been antidilutive.
The following table presents the calculation of basic and diluted earnings per share:

Velti, plc
Notes to Consolidated Financial Statements (Continued)

	Year Ended December 31,
	2011	2010	2009
	(in thousands)
Net income (loss) attributable to Velti	$(15,368)	$(15,669)	$6,455
Weighted average number of ordinary shares outstanding	55,865	37,933	35,367
Plus: Incremental dilutive deferred share awards and share options	—	—	2,260
Weighted average number of ordinary shares including dilutive effect of outstanding share awards and options	55,865	37,933	37,627
Net income (loss) per share attributable to Velti:
Basic	$(0.28)	$(0.41)	$0.18
Diluted	$(0.28)	$(0.41)	$0.17

16. Related Party Transactions
Transactions with Equity Method Investments
Velti Center for Innovation S.A. Velti Center for Innovation, a wholly‑owned subsidiary, or VCI, was incorporated for the sole purpose of participating in the EU sponsored program active from 2004 to 2008, which is administered by the General Secretariat of Research and Development of Greece. Under this program, VCI was established to develop start up enterprises in Greece to develop innovative technologies that will be served by a common architecture. The enterprises include Amplus S.A., Evorad S.A., Tagem S.A., mPoint S.A. and N‑Squared S.A.
We eliminate unrealized gains and losses on transactions between us and our equity method investments. We record these gains or losses as non-operating loss from equity method investments based on the nature of the transactions, which is one of the acceptable methods under U.S. GAAP.  This resulted in an additional loss from equity method investments of $1.9 million and $2.8 million during 2011 and 2010, respectively. During 2009, there were no significant unrealized gains or losses from these type of transactions.
Amplus S.A.
Chris Kaskavelis, our Chief Operating Officer, and Menelaos Scouloudis, our Chief Commercial Officer, are members of the board of Amplus S.A. VCI S.A. holds 21.7% of the share capital of Amplus S.A.

	Year Ended December 31,
	2011	2010	2009
	(in thousands)
Sales to Amplus S.A.	$3,193	$—	$17
Invoiced to Amplus S.A. for services rendered	$50	$84	$85
Purchases from Amplus S.A.	$839	$288	$142

	As of December 31,
	2011	2010
	(in thousands)
Trade receivables from Amplus S.A.	$—	$—
Accrued and other receivables from Amplus S.A.	$2,984	$—
Trade payables to Amplus S.A.	$180	$360

Tagem S.A.
VCI S.A. holds one‑half of the share capital of Tagem S.A.

Velti, plc
Notes to Consolidated Financial Statements (Continued)

	Year Ended December 31,
	2011	2010	2009
	(in thousands)
Sales to Tagem S.A.	$—	$1,898	$365
Invoiced to Tagem S.A. for services rendered	$46	$61	$77
Purchases from Tagem S.A.	$2,153	$465	$415

	As of December 31,
	2011	2010
	(in thousands)
Trade receivables from Tagem S.A.	$8	$1,383
Accrued and other receivables from Tagem S.A.	$1,155	$200
Trade payables to Tagem S.A.	$—	$—

Digital Rum S.A.
VCI S.A holds one-half the share capital of Digital Rum S.A.

	Year Ended December 31,
	2011	2010	2009
	(in thousands)
Sales to Digital Rum S.A.	$2,660	$4,021	$2,100
Invoiced to Digital Rum S.A. for services rendered	$24	$82	$36
Purchases from Digital Rum S.A.	$2,270	$3,080	$244

	As of December 31,
	2011	2010
	(in thousands)
Trade receivables from Digital Rum S.A.	$507	$2,300
Accrued and other receivables from Digital Rum S.A.	$2,572	$—
Trade payables to Digital Rum S.A.	$—	$101

N-Squared S.A.
Chris Kaskavelis, our Chief Operating Officer, is a member of the board of N‑Squared S.A. VCI holds one-half of the share capital of N-Squared S.A. We did not have any significant transactions with N-Squared during the periods presented.
Evorad S.A.
VCI S.A. holds 49% of the share capital of Evorad S.A. We did not have any significant transactions with Evorad during the periods presented. We had $644,000 and $501,000 in other receivables from Evorad as of December 31, 2011 and 2010, respectively.
CASEE
In connection with signing the definitive agreement to purchase the remaining outstanding equity interest of CASEE, we provided CASEE with a $1.5 million loan facility to fund working capital needs prior to the completion of the acquisition. As of December 31, 2011 was $1.5 million. This is included in other receivables as of December 31, 2011.

Velti, plc
Notes to Consolidated Financial Statements (Continued)

17. Subsequent Events
CASEE Acquisition
On January 23, 2012 we completed the acquisition of the remaining equity interests of CASEE, the largest mobile ad exchange and mobile ad network in China. Velti paid approximately $8.4 million in cash for the remaining interest in CASEE. In addition, based upon the financial performance of CASEE, Velti may be required to pay total contingent consideration of up to $20.3 million in a mix of cash or shares at Velti's discretion. The contingent consideration is payable in two tranches, between April 2012 and mid-2013 following determination of certain financial results of CASEE for its fiscal years ending March 31, 2012 and March 31, 2013.
The transaction will be accounted for using the acquisition method of accounting under ASC 805 – Business Combinations. The acquisition method of accounting requires, among other things, that assets acquired and liabilities assumed be recognized at their fair values as of the acquisition date. Due to the limited time since the acquisition date, the initial accounting for the business combination is incomplete at this time. Neither the acquisition date closing balance sheets nor the valuation of acquired intangible assets have been completed. As a result, we are unable to ascertain the acquisition date fair value for major classes of assets acquired and liabilities assumed and the associated adjustments necessary to compute supplemental pro-forma revenue and earnings information.
We have evaluated subsequent events for recognition or disclosure through the date on which the accompanying consolidated financial statements being presented were issued as part of this annual report, and not beyond that date.

Velti, plc
Schedule II
Valuation and Qualifying Accounts

	Balance at Beginning of Year	Additions and Charges to Expenses	Write-offs and Deductions	Total
	(in thousands)
Allowance for doubtful accounts receivable:
Year ended December 31, 2011	$135	$673	$—	$808
Year ended December 31, 2010	$135	$10	$(10)	$135
Year ended December 31, 2009	$131	$4	$—	$135
Deferred tax valuation allowance:
Year ended December 31, 2011	$7,220	$6,162	$—	$13,382
Year ended December 31, 2010	$2,466	$4,754	$—	$7,220
Year ended December 31, 2009	$1,522	$944	$—	$2,466