Form 20-F
period 2012-12-31
Velti plc
filed 2013-04-11
CIK 1490412

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________
FORM 20-F
____________________

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
 For the fiscal year ended December 31, 2012
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
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the Company's classes of capital or ordinary stock as of the close of the period covered by the annual report: 65,622,141 ordinary shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☐ No ☑

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.  Yes ☑ No ☐

 Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☑	Non-accelerated filer	☐

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

Indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐ Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐   No ☑

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes      ☑    No ☐

Velti plc
FORM 20-F Annual Report

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
 Not applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE.
 Not applicable.
ITEM 3. KEY INFORMATION
3.A.  Selected Financial Data

We have derived the consolidated statement of operations data for the years ended December 31, 2012, 2011 and 2010 and the consolidated balance sheet data as of December 31, 2012 and 2011 from our audited consolidated financial statements, which are included elsewhere in this Annual Report on Form 20-F(Annual Report). We have derived the consolidated statements of operations data for the years ended December 31, 2009 and 2008 and the consolidated balance sheet data as of December 31, 2009 and 2008 from our audited consolidated financial statements, which are not included in this Annual Report.
Our historical results are not necessarily indicative of the results to be expected in any future period and should be read in conjunction with “Operating and Financial Review and Prospects,” and our consolidated financial statements and related notes included elsewhere in this Annual Report.

	Year Ended December 31,
	2012	2011	2010	2009	2008
Consolidated Statements of Comprehensive Loss Data:	(in thousands, except per share amounts )
Revenue	$270,344	$189,202	$116,269	$89,965	$62,032
Costs and expenses:
Third‑party costs	91,404	53,901	36,658	27,620	32,860
Datacenter and direct project costs	29,966	17,952	6,312	4,908	8,660
General and administrative expenses	68,196	45,258	22,484	17,387	6,660
Sales and marketing expenses	54,507	37,733	23,049	15,919	8,245
Research and development expenses	21,236	13,060	7,840	3,484	1,884
Acquisition related and other charges	9,950	8,890	5,364	—	—
Impairment of intangible assets	16,902	1,500	—	—	—
Loss from disposal of assets	10,532	—	—	—	—
Depreciation and amortization	33,946	20,900	12,131	9,394	4,231
Total costs and expenses	336,639	199,194	113,838	78,712	62,540
Income (loss) from operations	(66,295)	(9,992)	2,431	11,253	(508)
Interest expense, net	(1,830)	(7,389)	(8,069)	(2,370)	(1,155)
Income (loss) from foreign currency transactions	1,995	6,200	(1,726)	14	(1,665)
Other income (expenses)	5,876	(49)	—	—	(495)
Income (loss) before income taxes, equity method investments and non-controlling interest	(60,254)	(11,230)	(7,364)	8,897	(3,823)
Income tax (expense) benefit	2,835	(3,808)	(3,771)	(410)	26
Loss from equity method investments	(3,755)	(200)	(4,615)	(2,223)	(2,456)
Net income (loss)	(61,174)	(15,238)	(15,750)	6,264	(6,253)
Income (loss) attributable to non-controlling interest	53	130	(81)	(191)	(123)
Net income (loss) attributable to Velti	$(61,227)	$(15,368)	$(15,669)	$6,455	$(6,130)

Net income (loss) per share attributable to Velti(1):
Basic	$(0.96)	$(0.28)	$(0.41)	$0.18	$(0.18)
Diluted	$(0.96)	$(0.28)	$(0.41)	$0.17	$(0.18)
Weighted average number of shares outstanding for use in computing (1):
Basic net income per share	63,910	55,865	37,933	35,367	33,478
Diluted net income per share	63,910	55,865	37,933	37,627	33,478

(1)	See Note 2 in the Notes to the Consolidated Financial Statements attached to this annual report for an explanation of the method used to calculate basic and diluted net income(loss) per share.

	As of December 31,
	2012	2011	2010	2009	2008
Consolidated Balance Sheet Data:	(in thousands)
Cash and cash equivalents	$36,571	$75,765	$17,354	$19,655	$14,321
Working capital	152,746	186,659	(3,816)	22,847	6,875
Total assets	537,023	481,531	209,168	122,058	72,474
Total debt	28,193	9,740	70,115	38,861	17,420
Total equity	292,518	297,491	36,269	46,936	30,179

We present certain non-GAAP financial measures as a supplemental measure of our performance. These non-GAAP financial measures are not a measure of financial performance or liquidity calculated in accordance with accounting principles generally accepted in the U.S., referred to herein as GAAP, and should be viewed as a supplement to, not a substitute for, our results of operations presented on the basis of GAAP. Reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measures is detailed in the table below.

	Year ended December 31,
	2012	2011	2010
Non-GAAP Measures:	(in thousands except per share amounts)
Adjusted net income	$17,345	$29,005	$3,023
Adjusted EBITDA	$42,625	$53,077	$27,198

Adjusted net income per share - basic	$0.27	$0.52	$0.08
Adjusted net income per share - diluted	$0.26	$0.50	$0.07

Our non-GAAP measures should be read in conjunction with the corresponding GAAP measures. These non-GAAP financial measures have limitations as an analytical tool and you should not consider them in isolation from, or as a substitute for, analysis of our results as reported in accordance with GAAP.
We define adjusted net income (loss) by excluding from net income(loss), foreign exchange gains or losses, share-based compensation expense, non-recurring and acquisition related expenses, deferrals of net profits of our equity method investments related to transactions with us, and acquisition-related depreciation and amortization.
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

 We use these non-GAAP financial measures:

•	as a measure of operating performance to assist in comparing performance from period to period on a consistent basis;

•	as a measure for planning and forecasting overall expectations and for evaluating actual results against such expectations;

•	as a primary measure to review and assess the operating performance of our company and management team in connection with our executive compensation plan incentive payments; and

•	in communications with our board of directors, shareholders and analysts concerning our financial performance.
The following is an unaudited reconciliation of adjusted EBITDA to net income (loss) before non-controlling interest, the most directly comparable GAAP measure, for the periods presented:

	Year Ended December 31,
	2012	2011	2010
Reconciliation to adjusted EBITDA:	(in thousands except per share amounts)
Net income (loss) before non-controlling interest	$(61,174)	$(15,238)	$(15,750)
Adjustments:
Foreign exchange (gains) losses	(1,995)	(6,200)	1,726
Non-cash share based compensation (1)	31,196	27,627	6,272
Non-recurring and acquisition-related expenses (2)	10,316	14,821	6,364
Impairment of intangible assets	16,902	1,500	—
Loss from equity method investments (3)	596	1,888	2,776
Loss from disposal of assets	10,532	—	—
Depreciation and amortization - acquisition related	10,972	4,607	1,635
Adjusted net income	$17,345	$29,005	$3,023
Loss (gain) from equity method investments - other	3,159	(1,688)	1,839
Depreciation and amortization - other	22,974	16,293	10,496
Income tax expense (benefit)	(2,835)	3,808	3,771
Interest expense, net	1,830	5,610	8,069
Other expense	152	49	—
Adjusted EBITDA	$42,625	$53,077	$27,198

Adjusted net income per share - basic	$0.27	$0.52	$0.08

Adjusted net income per share - diluted	$0.26	$0.50	$0.07

Basic shares	63,910	55,865	37,933

Diluted shares	65,475	58,071	40,382

(1)
The quarter and year ended December 31, 2012 include accrual of annual bonuses that are expected to be paid in shares. The year ended December 31, 2011 includes additional compensation expense of approximately $10.5 million relating to deemed modifications of performance-based deferred share awards.

(2)
Non-recurring and acquisition-related expenses in 2012 resulted primarily from re-measurement of contingent consideration for our Mobile Interactive Group acquisition, as a result of our agreement to set the amount of the consideration and remove the contingency, and for acquisition related expenses for completed acquisitions. These expenses were partially offset by a first quarter gain on re-measurement to fair value, of our pre-acquisition ownership interest in CASEE. Non-recurring and acquisition-related expenses in 2011 included acquisition related expenses related to our acquisition of Mobclix, interest expense to recognize the remaining discount upon repayment of certain loan facilities, interest expense related to a lender fee in connection with our U.S. public offering, and other non-recurring items offset by the reversal of a one-time tax liability related to pre-public offering performance share awards that were released to employees in 2010.

(3)	Loss from equity method investments represents deferral of our equity method investments' net profits related to transactions with Velti.
Share based expenses included in the consolidated statements of comprehensive loss for the quarters and years ended December 31, 2012 and 2011 were as follows:

	Year Ended December 31,
	2012	2011	2010
	(in thousands)
Datacenter and direct project costs	$3,721	$3,549	$443
General and administrative expenses	11,923	11,735	2,613
Sales and marketing expenses	9,245	8,288	2,231
Research and development expenses	6,307	4,055	985
	$31,196	$27,627	$6,272

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
Risks Related to Our Business
We will likely need to raise additional capital to meet our ongoing capital commitments and to fund our operations, and we may not be able to raise capital on terms acceptable to us or at all.
As of December 31, 2012, we had cash and cash equivalents of $36.6 million and working capital of approximately $152.7 million. In connection with the acquisition of MIG in November 2011, we will be required to make cash payments of approximately $16.5 million to the former shareholders and key employees of MIG in April 2013. Although we obtained a $50.0 million credit facility with HSBC in August 2012, as of March 31, 2013, we have substantially utilized this revolving credit facility. Accordingly, we anticipate that we will need additional financing in the next three months to meet our ongoing capital commitments and to fund our operations. In order to meet our ongoing capital commitments, we will need to seek additional capital, potentially through debt, or other equity financings. There can be no assurance that our efforts to find such financings will be successful or on terms favorable to us. Financings, if available, may be on terms that are dilutive to our shareholders, and the prices at which new investors would be willing to purchase our securities may be lower than the current price of our ordinary shares. The holders of new securities may also receive rights, preferences or privileges that are senior to those of existing holders of our ordinary shares. If new sources of financing are insufficient or unavailable, we may have to reduce substantially or eliminate expenditures or significantly modify our operating plans. See “Part I. Item 5.B. - Liquidity and Capital Resources.”
The report of our independent public accounting firm includes a reference raising a substantial doubt about our ability to continue as a going concern.
As a result of our existing cash balance as well as our acquisition payment obligations to MIG discussed above, substantial doubt about our ability to continue as a going concern is created.
Any substantial doubt about our ability to continue as a going concern could also affect our relationship with our partners and customers and their willingness to continue to conduct business with us on terms consistent with historical practice. Our partners might respond to an apparent weakening of our liquidity position and to address their own liquidity needs by requesting faster payment of invoices, new or increased deposits or other assurances. If this were to happen, our need for cash would be intensified and we might be unable to make payments to our partners as they become due.

We have identified a material weakness in our internal control over financial reporting which could, if not remediated, result in material misstatements in our financial statements.
In connection with the audit of our financial statements as of and for the year ended December 31, 2012, we concluded there is a material weakness in internal control over financial reporting related to deficiencies in the financial statement close process. Under standards established by the Public Company Accounting Oversight Board, a material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected and corrected on a timely basis. See “Part I. Item 15 - Controls and Procedures.”
We are working to remediate the material weakness. We have begun taking steps and plan to take additional measures to remediate the underlying causes of the material weakness, primarily through the continued development and implementation of formal policies, improved processes and documented procedures, as well as the continued hiring of additional finance personnel, such as our recent hiring of Jeffrey G. Ross as our new chief financial officer. The actions that we are taking are subject to ongoing senior management review, as well as audit committee oversight. Although we plan to complete this remediation process as quickly as possible, we cannot at this time estimate how long it will take, and our initiatives may not prove to be successful in remediating this material weakness. If our remedial measures are insufficient to address the material weakness, or if additional material weaknesses or significant deficiencies in our internal control over financial reporting are discovered or occur in the future, our consolidated financial statements may contain material misstatements and we could be required to restate our financial results.
We have in the past and may in the future fail to comply with our financial covenants under our credit facility with HSBC, enabling our lender to exercise one or more of its available remedies, including the right to require the immediate repayment of all outstanding indebtedness under such facility.
In August 2012, we entered into a $50.0 million credit facility with HSBC Bank USA, N.A., or HSBC. As of December 31, 2012, we had approximately $28.2 million of indebtedness with HSBC and subsequent to year-end we have substantially utilized the revolving credit facility. This indebtedness is secured by substantially all of our accounts and assets and is guaranteed by certain of our subsidiaries. Our loan agreement also includes financial covenants which require us to maintain compliance with certain financial ratios during the term of the loan agreement. Failure to comply with the financial covenants is an event of default under the loan agreement. In an event of default, HSBC has the right to declare immediately due and payable all outstanding principal indebtedness and any accrued interest thereon, and to exercise any and all rights it may have as a secured creditor.
In December 2012, we entered into an amendment to the loan agreement relating to a violation of financial covenants for the period ended September 30, 2012. Under the amendment, HSBC agreed to waive non-compliance by us with certain financial covenants under our original loan agreement for the period ended September 30, 2012.
Although we continue to be current with all principal and interest payments under the loan agreement, as of December 31, 2012 we were in violation of certain financial covenants contained in the amended loan agreement that require us to maintain certain ratios of actual earnings before interest, taxes, depreciation and amortization (EBITDA) to projected EBITDA. HSBC has agreed to waive non-compliance by us with this financial covenant. However, if we fail to comply with our financial covenants in future periods, there is no assurance that HSBC will give us a waiver or forbearance agreement in the future. Any future violations under this credit facility may result in an acceleration of our obligations under the amended loan agreement and HSBC may exercise other remedies for default.
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

The effect of the seasonality in our business and the longer payment terms, combined with differences in the timing of invoicing and revenue recognition, has in the past and may in the future result in an increase in our DSOs. Any increase in our DSOs, or any delay in the conversion of our accrued contract receivables to trade receivables, could have a material adverse impact on our cash flows and working capital, as well as on our financial condition and the results of our operations, and could prevent us from achieving positive free cash flow.
We depend on the services of key personnel to implement our strategy. If we change, or lose the services of, our key personnel or are unable to attract and retain other qualified personnel, we may be unable to implement our strategy.
We believe that the future success of our business depends on the services and performance of a number of key management and operating personnel. We recently transitioned both our chief financial officer and chief operating officer positions and there is no assurance that such changes will be successful. In addition, we have reduced our overall headcount, which may prompt other key employees to reevaluate their continued employment with us. We also may need to make additional management changes in the future that could also result in potential further disruption to our business or adverse public perception. We have at-will employment relationships with all of our management and other employees, and we do not maintain any key-person life insurance policies. Some of these key employees have strong relationships with our customers and our business may be harmed if these employees leave us. The loss of members of our key management and certain other members of our operating personnel, particularly if we are unable to retain them or alternately need to transition certain of these personnel, could materially adversely affect our business, operating results and financial condition.
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
For any business combination that we consummate, we will recognize the identifiable assets acquired, the liabilities assumed and any non-controlling interest in acquired companies generally at their acquisition date fair values and, in each case, separately from goodwill. Goodwill as of the acquisition date is measured as the excess amount of consideration transferred, which is also generally measured at fair value, and the net of the acquisition date amounts of the identifiable assets acquired and the liabilities assumed. Our estimates of fair value are based upon assumptions believed to be reasonable but which are inherently uncertain. Goodwill is tested for impairment on an annual basis and whenever there is an indication that goodwill may be impaired, relying on a number of factors including operating results, business plans and future cash flows. Impairment occurs when the carrying amount of a cash generating unit including the goodwill, exceeds the estimated recoverable amount of the cash generating unit or in certain cases when the book value of a company's equity exceeds the market value for such entity. The recoverable amount of a cash generating unit is the higher of its fair value less cost to sell and its value-in-use. Value-in-use is the present value of future cash flows expected to be derived from the cash generating unit, based upon a discount rate estimated by management. After we complete an acquisition, the following factors could result in material charges and adversely affect our business, operating results and financial condition and may adversely affect our cash flows:

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
We have made several acquisitions, including the acquisition of CASEE in January 2012, Mobile Interactive Group Ltd., or MIG, in November 2011, and Air2Web, Inc., or Air2Web, in October 2011, and continue to integrate our acquired companies into our existing operations. These integrations have required and will continue to require significant efforts, including the coordination of future product development and sales and marketing efforts, as well as resources and management's time and efforts. The success of each of these acquisitions will depend, in part, on our ability to realize the anticipated benefits from combining their products and services into ours, and expanding our customer base by increasing the products and services we can provide to our existing and new customers as well as to the customers of the acquired companies. We also must retain key employees from the acquired businesses, as well as retain and motivate our existing executives and other key employees. If we are not able to successfully combine the acquired businesses with our existing operations and integrate our respective operations, technologies and personnel within the anticipated time frame, or at all, the anticipated benefits of the acquisitions may not be realized fully or at all or may take longer to realize than expected and the value of our ordinary shares may be adversely affected. It is possible that the integration process could result in the loss of key employees and other senior management, result in the disruption of our business or adversely affect our ability to maintain relationships with customers, suppliers, distributors and other third parties, or to otherwise achieve the anticipated benefits of each acquisition.
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
In the course of providing our services, we collect, share, transfer, use, transmit and store information related to mobile devices and their users, including sometimes a device's geographic location, for the purpose of delivering targeted ads to the user of the device. Federal, state and foreign laws and regulations govern the collection, use, retention, sharing and security of data, including personal data that we collect across our mobile marketing and advertising platform. Any failure, or perceived failure, by us to comply with applicable U.S. federal, state, European Union or other international privacy, data protection or consumer protection‑related laws, regulations or industry self-regulatory principles could result in proceedings or actions against us by governmental entities or others, which could potentially have an adverse effect on our business, operating results and financial condition. Additionally, we may also be contractually liable to indemnify and hold harmless our customers or others from the costs or consequences of inadvertent or unauthorized collection, use or disclosure of their customers' personal data which we store or handle as part of providing our services or otherwise relating to our data practices. We strive to comply with all applicable laws, regulations, policies and legal obligations relating to privacy and data protection. However, it is possible that these requirements may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and/or may conflict with other rules or our practices. Furthermore, consumer data tracking and targeting is a developing business and the laws relating to it are also developing. It is unclear how existing laws that were passed before these practices and related technologies will be applied to us or what new laws and regulations may be passed. Any failure, or perceived failure, by us to comply with applicable U.S. federal, state, or laws in any other countries including laws and regulations regulating privacy, data protection or consumer privacy, could result in proceedings or actions against us by governmental entities or others.
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
As we expand our operations globally, compliance with regulations that differ from country to country may also impose substantial burdens on our business. In particular, the European Union has traditionally taken a broader view as to what is considered personal information (e.g. device identifiers) and has imposed greater obligations under data protection laws and regulations. In addition, individual EU member countries and/or their regulatory bodies, including data protection authorities, have had discretion with respect to their interpretation and implementation of the regulations, which has resulted in variation of privacy standards from country to country. New EU proposals may result in a greater compliance burden if we deliver ads to mobile device users in Europe. Complying with any new regulatory requirements could force us to incur substantial costs or require us to change our business practices in a manner that could compromise our ability to effectively pursue our growth strategy.

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
We are also subject to a variety of other risks and challenges in managing an organization operating in various countries, including those related to:

•	challenges caused by distance, language and cultural differences;

•	general economic conditions in each country or region;

•	fluctuations in currency exchange rates;

•	regulatory changes;

•	political unrest, terrorism and the potential for other hostilities;

•	public health risks, particularly in areas in which we have significant operations;

•	longer payment cycles and difficulties in collecting accounts receivable;

•	overlapping tax regimes and transfer pricing disputes;

•	our ability to repatriate funds held by our international subsidiaries at favorable tax rates;

•	difficulties in transferring funds from certain countries; and

•	reduced protection for intellectual property rights in some countries.
 If we are unable to manage the foregoing international aspects of our business, our operating results and overall business will be significantly and adversely affected.
We operate in an industry with extensive intellectual property litigation. Claims of infringement against us may cause our business, financial condition and operating results to suffer.
Our success depends, in part, upon us and our customers not infringing upon intellectual property rights owned by others and being able to resolve claims of intellectual property infringement without major financial expenditures or adverse consequences. The mobile telecommunications industry generally is characterized by extensive intellectual property litigation. Although our technology is relatively new and our industry is rapidly evolving, many participants that own, or claim to own, intellectual property historically have aggressively asserted their rights. For example, we were sued in the United States District Court for the District of Delaware by Augme Technologies, Inc. or Augme, alleging infringement of three patents held by

Augme. We have also received letters on behalf of certain customers notifying us that the customer had received third party communications alleging that certain applications of the customer infringed the patent rights of the third party, and in turn, alleging that we are obligated to indemnify the customer relating to these matter as the claim allegedly relates to services that we provide to the customer. While we were able to settle the lawsuit with Augme, we cannot determine with certainty whether any other existing or future third party intellectual property rights would require us to alter our technologies, obtain licenses or cease certain activities.
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
We rely primarily on a combination of patent laws, trademark laws, copyright laws, trade secrets, confidentiality procedures and contractual provisions to protect our proprietary technology. As of March 31, 2013, we had 10 granted patents and allowed applications and 17 pending patent applications on file. However, any future patents that may issue may not survive a legal challenge to their scope, validity or enforceability, or provide significant protection for us. The failure of our patents, or our reliance upon copyright and trade secret laws to adequately protect our technology might make it easier for our competitors to offer similar products or technologies. In addition, patents may not issue from any of our current or any future applications.
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
The market for mobile marketing and advertising services is emerging and is characterized by rapid technological change, evolving industry standards, frequent new product introductions and short product life cycles. Our technology platform, Velti

mGage®, or future solutions we may offer, including technology platforms acquired from Mobclix, Air2Web or MIG, may not be acceptable to marketers and advertisers. To keep pace with technological developments, differentiate ourselves from our competitors, satisfy increasing customer requirements and achieve acceptance of our marketing and advertising campaigns, we will need to enhance our current mobile marketing and advertising solutions and continue to develop and introduce on a timely basis new, innovative mobile marketing and advertising services offering compatibility, enhanced features and functionality on a timely basis at competitive prices. Our inability, for technological or other reasons, to enhance, develop, introduce and deliver compelling mobile marketing services in a timely manner, or at all, in response to changing market conditions, technologies or customer expectations could have a material adverse effect on our operating results or could result in our mobile marketing and advertising platform becoming obsolete. Our ability to compete successfully will depend in large measure on our ability to maintain a technically skilled development and engineering staff and to adapt to technological changes and advances in the industry, including providing for the continued compatibility of our mobile marketing and advertising platform with evolving industry standards and protocols. In addition, as we believe the mobile marketing market is likely to grow substantially, although the industry is still fragmented, a rising number of competitors, some of whom have significantly more capital to invest than us, are creating integrated platforms. For example, Google, Inc. acquired Admob, Inc., Apple, Inc. acquired Quattro Wireless, Inc., Singapore Telecommunications Limited, or SingTel, acquired Amobee, Inc., Intel Corporation acquired appMobi's HTML5 tools and NTT Docomo, Inc. acquired of Buongiorno. Additionally, larger companies such as Samsung, Sprint, Telefonica, Vodaphone, O2, Nokia, AOL, Microsoft and Yahoo! are entering the mobile marketing industry and could seek to gain market share by introducing new technology or reducing pricing. This may make it more difficult for us to sell our products and services, and could result in increased pricing pressure, reduced profit margins, increased sales and marketing expenses or the loss of market share or expected market share, any of which may significantly harm our business, operating results and financial condition.
We do not have multi-year agreements with many of our customers and we may be unable to retain key customers, attract new customers or replace departing customers with customers that can provide comparable revenue.
Our success requires us to maintain and expand our current, and develop new, customer relationships. Most of our contracts with our customers do not obligate them to long-term purchasing of our services and many of our contracts are specific to particular advertising or marketing campaigns. In addition, under the terms of many of our customer agreements, including certain multi-year agreements, the customer can terminate the agreement at its discretion prior to its expiration, without significant disadvantage to the customer. We cannot assure shareholders that our customers will continue to use our products and services or that we will be able to replace, in a timely or effective manner, departing customers with new customers that generate comparable revenue. Further, we cannot assure shareholders that we will continue to generate consistent amounts of revenue over time. Although none of our customers represented 10% or more of our revenues in the year ended December 31, 2012, if a major customer represents a significant portion of our business, the decision by such customer to materially reduce or to cease purchasing our products and services could cause our revenue to be adversely affected. Our failure to develop and sustain long-term relationships with our customers could materially affect our operating results.
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
Our customer contracts often require us to agree to incur indemnification obligations to our customers.
We have contractual indemnification obligations to most of our customers. If we are required to fulfill our indemnification obligations (e.g. relating to third party content property, claims or operating systems or compliance with laws) that we provide to our customers, we would seek indemnification from our suppliers, vendors and content providers to the full extent of their responsibility. Even if the agreement with such supplier, vendor or content provider contains an indemnity provision, such provision may not cover a particular claim or type of claim or may be limited in amount or scope or the indemnifying party may lack the financial ability or insurance coverage to fulfill their indemnity obligations. As a result, we may not obtain sufficient indemnification from third parties to cover fully the amounts or types of claims that might be made against us. In addition, we have contractual indemnification obligations with most of our customers relating to the products and services that we provide, including indemnification for infringing technology and compliance with applicable law and self-regulatory rules, and we may have an obligation to our customers for damages under these indemnification provisions. Any significant indemnification obligation to our customers could have a material adverse effect on our business, operating results and financial condition.
Our sales efforts require significant time, expense and effort and could hinder our ability to expand our customer base and increase revenue.
Attracting new customers requires substantial time and expense and we cannot assure that we will be successful in establishing new relationships, or maintaining or advancing our current relationships. For example, it may be difficult to identify, engage and market to customers who do not currently perform mobile marketing or advertising or are unfamiliar with our current services or platform. Further, many of our customers typically require input from one or more internal levels of approval. As a result, during our sales effort, we must identify multiple people involved in the purchasing decision and devote a sufficient amount of time to presenting our products and services to those individuals. The complexity of our different services, and the flexibility of our pricing model, often requires us to spend substantial time and effort assisting potential customers in evaluating our products and services including providing demonstrations and benchmarking against other available technologies. This process can be costly and time consuming. We expect that our sales process will become less burdensome as our products and services become more widely known and used. However, if this change does not occur, we may not be able to expand our sales effort as quickly as anticipated and our sales will be adversely affected.
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
Many of our customers require us to contractually commit to maintain specified levels of customer service under agreements commonly referred to as service level agreements. In particular, because of the importance that mobile consumers in general attach to the reliability of a mobile network, mobile operators are especially known for their rigorous service level requirements. If we were to be unable to meet our contractually committed service level obligations, we would both be subject to fees, penalties, civil liability as well as adverse reputational consequences. We recognize these penalties, if and when incurred, as a reduction to revenue. These in turn could materially harm our business and operating results.
Some of our programs are partially supported by government grants, which may be reduced, withdrawn, delayed or reclaimed.
We have received grants from European Union programs administered by the Government of Greece in order to aid our technology development efforts. The first of these grants was for a total of approximately $4.5 million that has been paid in full to us. The second grant is for a total of approximately $8.5 million. That has also been paid in full. In 2009, we applied for a third grant and received acceptance of eligibility for up to an additional $12.0 million over four years. To date, approximately $6.2 million of this amount has been paid. In addition, we have received a fourth grant in the amount of approximately $12 million, from the government of Greece to support our local capital expenditures. Under the terms of all but the grant supporting capitalized expenditures, we are required to list these grants under a separate, specific reserve account on our balance sheets that we maintain for our Greek subsidiary under generally accepted accounting principles in Greece. If we fail to maintain this accounting treatment or meet the required criteria of these grants for five years following the final disbursement by the Greek government under each respective grant, we will be required to refund the entire amount of such grant. If we fail to maintain this accounting treatment or meet the required criteria of these grants between the fifth and tenth anniversaries of receiving the final disbursement under each grant, we will be required to pay a tax penalty. In October 2012, we successfully passed an audit by the Government of Greece and to date remain in compliance with these requirements. We do not anticipate being unable to remain in compliance for the duration of the requirement. However, in the event that we are unable to remain in compliance, a payment of refund or tax penalty would adversely affect our operating results. Further, were the Government of Greece to abrogate its commitment to provide the final disbursement of funds for the last two grants, our development efforts and ability to meet our timing expectations for new marketing and advertising services would be adversely affected.
Failure to adequately manage our growth may seriously harm our business.
We operate in an emerging technology market and have experienced, and may continue to experience, significant growth in our business globally. If we do not effectively manage our growth, the quality of our products and services may suffer, which could negatively affect our brand and operating results. Our growth has placed, and is expected to continue to place, a significant strain on our managerial, administrative, operational and financial resources and our infrastructure. Our future success will depend, in part, upon the ability of our senior management to manage growth effectively. This will require us to, among other things:

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
If two or more of our competitors were to merge or partner, the change in the competitive landscape could adversely affect our ability to compete effectively. In addition, consolidation could result in new, larger entrants in the market. For example, Google, Inc. acquired Admob, Inc., Apple, Inc. acquired Quattro Wireless, Inc., Singapore Telecommunications Limited, or SingTel, acquired Amobee, Inc., Intel Corporation acquired appMobi's HTML5 tools and NTT Docomo, Inc. acquired of Buongiorno. Although none of these companies directly compete with our full range of services, the transactions are indicative of the level of interest among potential acquirers in the mobile marketing and advertising industry. Our direct competitors may also establish or strengthen co-operative relationships with their mobile operator partners, sales channel partners or other parties with whom we have strategic relationships, thereby limiting our ability to promote our products and services. Disruptions in our business caused by these events could reduce revenue and adversely affect our business, operating results and financial condition.
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

•	failure to successfully further develop the acquired technologies;

•	increased fixed costs; and

•	if any such acquisition include any earn out or contingent consideration, it may be difficult to determine in advance the amount of such contingent consideration.

In the event we are not able to meet our ongoing capital commitments and to fund our operations by seeking additional capital, potentially through debt, or other potentially dilutive equity financings, it will make it harder for us to evaluate additional acquisitions or make investments in other businesses, or acquire individual products and technologies.
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
The majority of the value of our revenue transactions is conducted using the Euro, while the remaining is conducted using the U.S. dollar and currencies of other countries, and we incur costs in Euro, British pound sterling, the U.S. dollar and other local currencies. Changes in the relative value of major currencies, particularly the U.S. dollar, Euro and British pound sterling, can significantly affect revenue and our operating results. In 2012, approximately 49% of our revenue was payable in Euros, and in 2011, approximately 66% of our revenue was payable in Euros. We expect this concentration to continue to decrease over time as the percentage of our U.S. dollar denominated revenue grows. This will likely result in Euros comprising a smaller percentage of our revenue as we continue to increase sales to customers in geographies outside of Europe, with revenue payable in U.S. dollars or other currencies, as well as increase the number of contracts with European customers with revenue payable in U.S. dollars. As a substantial portion of our costs and expenses are incurred in Euros, any devaluation of the Euro will positively impact our financial statements as reported in U.S. dollars, and any decline in the value of the U.S. dollar compared to the Euro will result in foreign currency translation costs incurred by us. Unless the Euro materially fluctuates, however, we do not expect fluctuations of the Euro to have a material adverse effect on our results of operations or financial condition and the recent devaluation of the Euro has not materially adversely impacted our financial results. Our foreign currency transaction gains and losses are charged against earnings in the period incurred. We currently do not enter into foreign exchange forward contracts to hedge certain transactions in major currencies and even if we wished to do so in the future, we may not be able, or it may not be cost-effective, to enter into contracts to hedge our foreign currency exposure.
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

Since our inception, we have operated campaigns or provided marketing or advertising solutions to customers in many countries globally and we have offices in multiple countries and we continue to expand our operations geographically. We must maintain internal accounting systems to quickly and accurately track our financial performance, including our complex revenue transactions. If we are unable to efficiently manage our accounting systems, our financial results could be materially misstated which in turn would impact both our financial reporting as well as have adverse reputational effects on our business.
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
We maintain a mix of cloud, managed hosting, colocation and in-house hosting to deliver our platform and services. Disruption of service or data breach at these facilities could harm our business.
We currently maintain various datacenters around the world, including in the U.S., U.K., India, Russia and Greece, providing a mix of cloud, managed hosting, colocation and in-house hosting to deliver our platform and services. Managed hosting and cloud services are provided by third-party vendors whose operations are not controlled by us. Our hosting solutions could be subject to physical or electronic break-ins, computer viruses, denial of service attacks, sabotage, intentional acts of vandalism and other misconduct. The occurrence of a natural disaster or an act of terrorism, a decision to close the third party facilities without adequate notice or other unanticipated problems could result in lengthy interruptions in our services or the loss or compromise of data. Although we maintain off-site backups and have implemented business continuity plans for several of our services, a second datacenter implementation is not available for all of our services. 'Interruptions in those services or data compromise or loss might harm our reputation, reduce our revenue, cause us to incur financial penalties, subject us to potential liability and cause customers to terminate their contracts.

We may have future exposure to greater than anticipated tax liabilities, and we could owe significant taxes even during periods when we experience low operating profit or operating losses.
Our future income taxes could be adversely affected by earnings being lower than anticipated in jurisdictions where we have lower statutory tax rates and higher than anticipated in jurisdictions where we have higher statutory tax rates, by changes in the valuation of our deferred tax assets and liabilities or changes in tax laws, regulations, accounting principles or interpretations thereof. We cannot assure shareholders that we would not be impacted by changes in the tax regime of any jurisdiction where we do business and that such changes would not materially impact our effective tax rates. 'In addition, there is a risk that amounts paid or received under arrangements between our various international subsidiaries in the past and/or the future could be deemed for transfer tax purposes to be lower or higher than we previously recognized or expected to recognize. Our determination of our tax liability is always subject to review by applicable tax authorities. Any adverse outcome of such a review could have a negative effect on our operating results and financial condition. In addition, the determination of our worldwide provision for income taxes and other tax liabilities requires significant judgment, and there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe our estimates are reasonable, the ultimate tax outcome may differ from the amounts recorded in our financial statements and may materially affect our financial results in the period or periods for which such determination is made. Certain combinations of these factors could cause us to owe significant taxes even during period when we experience low income before taxes or loss before taxes.
Continuing unfavorable global economic conditions could have a material adverse effect on our business, operating results and financial condition.
Unfavorable economic conditions in the financial and credit markets in the U.S., Europe and Asia have led to a global economic slowdown, with the economies of Europe showing continued signs of weakness. In particular, certain member countries of the EU including Greece have experienced financial and economic difficulties and have imposed or discussed financial and other restrictions as a result. Recently, for example, Cyprus has required a bail out from the EU, and as part of this bailout has agreed to impose a one-off levy on all deposits over the insurance threshold of 100,000 Euros. The amount of the one-off levy has not yet been determined. Although our exposure to Cyprus deposits is not material, there can be no assurance that future restrictions imposed by struggling economies may not have material impact on our financial results or results of operations. If these economies weaken further or fail to improve, our customers may reduce or postpone their marketing and advertising spending, or delay payments on amounts owed to us, which could materially adversely affect our business, operating results and financial condition.
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
Our advertising business relies on delivering positive results to our advertiser clients. We are exposed to the risk of fraudulent and other invalid clicks or conversions that advertisers may perceive as undesirable. Because of their smaller sizes as compared to personal computers, mobile device usage could result in a higher rate of accidental or otherwise inadvertent clicks by a user. Invalid clicks could also result from click fraud, where a mobile device user intentionally clicks on ads for reasons other than to access the underlying content of the ads. If fraudulent or other malicious activity is perpetrated by others, and we are unable to detect and prevent it, the affected advertisers may experience or perceive a reduced return on their investment. High levels of invalid click activity could lead to dissatisfaction with our advertising services, refusals to pay, refund demands or withdrawal of future business. Any of these occurrences could damage our brand and lead to a loss of advertisers and revenue.
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
We are a "foreign private issuer," as such term is defined in Rule 405 under the Securities Act, and therefore, we are not required to comply with all the periodic disclosure and current reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, and related rules and regulations. Under Rule 405, the determination of foreign private issuer status is made annually on the last business day of an issuer's most recently completed second fiscal quarter and, accordingly, our most recent determination was made on June 30, 2012. We expect that we will continue to be a foreign private issuer as of June 30, 2013.

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

ITEM 4. INFORMATION ON THE COMPANY
4.A. History and Development of the Company
The legal and commercial name of the company is Velti plc. Velti plc's executive offices are located at:
First Floor, 28-32 Pembroke Street Upper
Dublin 2, Republic of Ireland
Attn: Sally J. Rau, Corporate Secretary
353 (0) 1234 2676
Our registered agent in the United States is:
Velti Inc.
Steuart Tower
One Market Street, Suite 600
San Francisco, California 94105
Attn: Sally J. Rau, Chief Administrative Officer and General Counsel
(415) 315‑3400
Velti plc's Fiscal Year ends December 31.
Velti plc is incorporated under the laws of the Bailiwick of Jersey, the Channel Islands. Our business was first organized in 2000 with the incorporation of Velti S.A., a company organized under the laws of Greece. On April 20, 2006, Velti plc, a company formed in England and Wales under the Companies Act 1985 on September 2, 2005, acquired all of the issued share capital of Velti S.A. As a result, Velti plc (England and Wales) became the holding company of the Velti group.
On May 3, 2006, Velti plc was first admitted and commenced trading in its ordinary shares on the Alternative Investment Market of the London Stock Exchange, or AIM. On December 18, 2009, Velti plc completed a scheme of arrangements under the laws of England and Wales whereby Velti plc, a new company incorporated under the laws of Jersey, the Channel Islands, became our ultimate parent company. The ordinary shares of our new Jersey-incorporated parent were admitted for trading on AIM on December 18, 2009.
On January 28, 2011, Velti's ordinary shares commenced trading on the NASDAQ Global Select Market, or NASDAQ, under the symbol “VELT.” We delisted and canceled our shares for trading on AIM as of May 3, 2011 and currently trade only on NASDAQ.
On September 30, 2010, we completed the acquisition of Mobclix, Inc., or Mobclix, an advertising exchange in the U.S. On October 4, 2011, we completed the acquisition of Air2Web, Inc. or Air2Web, a provider of mobile customer relationship management (mCRM) solutions in the United States and India for many of the world's most trusted consumer brands.
On November 14, 2011, we completed the acquisition of Mobile Interactive Group Limited, or MIG, the U.K.'s largest mobile marketing company. On January 23, 2012 we completed the acquisition of the remaining equity interests of CASEE, a mobile ad exchange and mobile ad network in China.
In December 2012, we completed the divestiture of certain non-strategic assets focused on geographies and certain customers in Southeast and Eastern Europe, to Starcapital Limited (Starcapital), a Cyprus company owned by certain former non- management employees of Velti.

4.B.  Business Overview
Description of the nature of the Company's operations and principal markets
Velti delivers mobile technology to transform communication, build connections and drive value for brands and consumers alike. The intimate, always-on mobile channel, combined with the power of today's data science, now makes it possible to unify advertising and marketing and deliver on the promise of individualized brand relationships spanning the full customer lifecycle.
Our mobile marketing and advertising technology and solutions help marketers reach new customers, drive consideration with interactive mobile marketing strategies, accelerate consumer actions using meaningful data, and nurture relationships through data-driven marketing programs. Powered by data, we enable brands to communicate more meaningfully, deliver greater customer value and inspire the behaviors and outcomes that matter to their business.
Our results-focused Velti mGage® platform allows marketers to execute highly personalized, enterprise mobile marketing programs across the marketing funnel including ad delivery and measurement, cross-channel messaging promotions, mobile site development, and cross-platform campaign data visualization. For businesses that want professional assistance in achieving mobile marketing and advertising objectives, our services organization offers expert assistance in developing strategies, programs, and hosting services. From account management to creative production to ad ops and technical resources, we support enterprise customers through a self-service or managed services model that augments customers' existing staff to support mobile initiatives.
With over 1,000 employees globally, Velti provides market-level expertise to help brands connect with consumers around the world, anywhere, any time, using the power of mobile technology to deliver better business results for brands and better experiences for consumers.
Velti Solutions and Technology
The Velti Technology Platform
Velti mGage is a software platform that enables brands to find, engage and convert customers into lifelong brand advocates. It enables marketers to harness the power of mobile to reach new customers, drive consideration with interactive mobile marketing strategies, accelerate consumer actions using meaningful data, and nurture relationships thru data-driven marketing programs. Our data and analytics engine enables marketers to optimize their digital spend with comprehensive insights that intelligently attributes media buys to actual conversions. We generate revenue from licensing our platform and by providing managed services to brands looking to mobilize their business.
With the huge number of mobile device types, platforms and screen resolutions, brands and agencies find it difficult to create and implement a cohesive, cross-channel mobile marketing strategy. Velti simplifies the most complex aspects of mobile marketing and advertising by providing a powerful, easy-to-use toolset for implementing cross-channel, personalized marketing campaigns. Whether it is ad delivery and measurement, cross-channel messaging campaigns, or simple mobile site development, our robust, secure and scalable platform enables brands and agencies to execute multi-channel campaigns across many device types and address every aspect of the mobile value chain.
Velti Platform Overview
Velti mGage
Velti mGage enables brands to build, plan, execute and measure integrated advertising and marketing campaigns across multiple channels. Velti mGage platform includes the following products:
mGage Advertise. mGage Advertise is Velti's enterprise grade ad server that simplifies conversion tracking to provide brands insight into campaign performance beyond the impression and click. This flexible and scalable ad serving product provides advanced device detection and precise ad unit delivery. With a single piece of code, it enables brands to understand channel attribution and influence, and link consumer site behavior to conversion data for unrivaled insight into campaign performance across publishers, networks and ad placements.
mGage Create. mGage Create is a mobile web development platform that enables brands and agencies to create deploy, host and measure mobile sites that can be dynamically rendered on many of the devices in the market. This web-based authoring platform simplifies the most complex aspects of mobile web development to quickly produce highly interactive rich media ad units, landing pages and mobile sites. mGage Create enables brands to create mobile web apps for the rapidly growing smart devices including smartphones, tablets and Smart TVs, and dynamically render feature rich sites for the lower-end, still dominant feature phones.
mGage Communicate. mGage Communicate is a mobile messaging and mobile community management platform that allows brands to implement personalized messaging campaigns. From simple message delivery to complex relationship management, mGage Communicate streamlines planning, execution and reporting of mobile messaging campaigns using workflow management tools. It allows multi-channel customer opt-ins via SMS, traditional web, mobile web, mobile applications, IVR, QR Codes and more. With Velti's direct connection to major carriers globally, brands can execute cross-carrier messaging campaigns reliably. It applies strong rules, processes, firewalls and encryptions to ensure privacy and security for a brand's customers.
mGage Inspire. mGage Inspire is a multi-channel loyalty platform that enables brands to implement Loyalty and CRM programs with highly specialized tactics and sophisticated personalization. The platform is based on an open architecture that enables set-up and management of complex business rules to support targeted multi-channel micro-campaigns at all stages of the customer engagement lifecycle. Designed to leverage data, the platform rewards and measures incremental behavior to ensure positive impact on Customer Lifetime Value (CLV). It allows brands to reach and engage customers through multiple channels and devices such as Mobile Web, Social Media, USSD, IVR, Text Messaging and traditional channels. mGage Inspire's predictive analytics and machine learning algorithms enable targeted promotions and rewards to increase customer participation and uptake.
mGage Excite. Velti mGage Excite is a comprehensive platform that enables operators, agencies, media groups and brands to conduct robust and scalable promotions on a massive scale. It allows management of the entire campaign lifecycle from inception to execution. It enables creation of customer segments to target communication based on participants' profiling attributes to encourage participation and generate incremental revenue. It provides tools to maximize the effectiveness of every campaign, and can automatically leverage the results to deploy a holistic marketing strategy for brands and operators worldwide. It enables brands to stimulate user engagement, loyalty and stickiness by using fun game mechanics with achievements, appointments, community collaboration, leaderboards, levels, loss aversion, points and status among others. The platform is built to automatically test, identify and serve the best performing messages whether they are teasers, base bulks, activities and questions to increase playability, facilitate intelligent targeting and improve relevancy, uptake and redemption.
Mobclix
Mobclix, our mobile ad exchange, is where publishers and advertisers are able to connect the best apps with the best ads via Mobclix' sophisticated open marketplace platform, along with comprehensive account management for mobile application developers, advertisers, ad networks, and agencies.
Mobclix for Publishers. Mobclix enables publishers and developers to monetize their mobile inventory on their apps and sites. With a single software development kit (SDK) integration, developers have instant access tonumerous ad networks for better performance. Its real-time bidding platform, backed by yield optimization technology, enables developers and publishers to get the highest paying ad for every impression served, helping them maximize their revenue potential. Mobclix also offers an intuitive dashboard that provides visibility into monetization tools, consolidated reporting and payments.
Mobclix for Advertisers. The Mobclix Exchange connects advertisers with the global inventory they need to reach their audience. Through a single integration with the Mobclix Exchange, advertisers have direct access to publishers, enabling them to make spot buys for successful targeting and optimized results. Using real-time bidding technology, advertisers are also able to reach the audience they want, at the price they want.
Velti Media
Velti Media,our mobile advertising network, connects brands and agencies to mobile web sites or mobile applications that host advertisements typically through an advertising network or exchange. With this offering, we combine mobile advertising and marketing solutions in a single technology platform across a unified data model, providing a comprehensive suite of capabilities for brands to reach consumers. In combining mobile advertising and marketing with performance data and predictive analytics, we are now able to make recommendations to brands on the best types of campaigns to run in order to achieve a specific set of goals. Velti Media partners with various supply side platforms and exchanges, including Mobclix, to aggregate advertiser demand and match it with mobile ad space supply, providing access to inventory in key geographies. Velti Media also works directly with premium publishers to secure inventory for advertisers.

The Velti Solution
Mobile is transforming businesses worldwide. It is always on, highly personal-and exceptionally effective. Consumers are using mobile at every stage of purchasing, from product research to purchase, making it a powerful channel for brands to connect with consumers.
Our solutions help brands mobilize their consumer engagement funnel, transforming browsing into buying, communication into loyalty and behavioral insight into purchase influence. From strategic planning to cross-platform digital campaign execution, we help brands establish a cross-channel strategic framework based on a solid understanding of their customers' behavior.
Awareness. With device and location targeting, mobile presents a unique opportunity for brands to be highly efficient with their marketing spend. We help brands make the most of customer acquisition efforts. From mobile media and creative destination development to real-time tracking and optimization, our solutions take advantage of mobile's unique attributes and puts mobile acquisition tactics to work for brands. With access to highly targeted mobile advertising inventory through Velti owned Mobclix, we are able to drive volume and reach customers across multiple touch points to acquire customers and drive results.
Engagement. With consumers accessing mobile at every stage of the purchase funnel - from product research to purchase, the right mobile landing experience helps drive conversions, generate repeat visits and enhance customer loyalty. We help brands deliver an optimized mobile experience. From a simple product catalog to complex multi-channel interactive messaging, we help brands give their customers what they need, when they need it, to win their business and keep them coming back. The Velti mGage platform can be easily integrated into a brand's existing CRM, CMS and payment systems, allowing us to enable the brand to provide a seamless and cohesive experience to the customer across multiple touch points and devices while improving operational efficiency.

•
Mobile Sites & Applications: From a simple campaign landing experience to a rich, fully integrated, HTML5-enabled enterprise mobile site, we help brands develop highly interactive mobile sites and applications that can be rendered on devices including feature phones, smartphones, tablets, desktops and even Smart TVs.

•
Mobile Messaging: We make it simple for brands to execute cross-carrier messaging and large scale push notification programs. From short codes and keywords to carrier connectivity and program approval, we allow brands to configure and execute effective mobile messaging campaigns seamlessly around the world.

•
Mobilize Customer Care: Velti's mobilized customer care solution helps brands deliver added value for customer care and after-sales services while reducing operational expenses. This solution provides advanced mobile technology to address evolving customer services challenges and is engineered to handle the needs of large enterprises with large customer care operations.

Retention. Mobile can give new life to loyalty programs, capturing new kinds of customer interactions and enabling more valuable rewards to win repeat business. We have unique expertise in customer loyalty from capturing customer data to increasing engagement and reducing churn. We create, implement and manage mobile led cross-channel loyalty programs that incorporate both rewards and personalized experiences to increase retention. Our programs which utilize our Velti mGage platform use a variety of interactive channels to stimulate consumer interaction, including SMS, web, mobile web, app, interactive voice response (IVR) and other channels to turn unknown customers into clearly defined brand advocates. Our performance-based programs have helped brands around the world not only enhance customer loyalty but also gain deep understanding of their customers.
Customers
We work with major brands and agencies, and many of the top operators around the world. Brands engage with us directly or through their digital marketing agencies. We work with many major agencies globally who use our proprietary mGage platform to plan, execute, manage and measure mobile marketing and advertising strategies and campaigns for their customers. We work with leading brands across a variety of verticals including automotive, financial services, retail, consumer packaged goods, operators, technology and more, to mobilize their marketing and advertising campaigns. Brands license our platform or purchase our fully managed solutions to acquire, engage, monetize and retain their customers. We work closely with CMOs, digital marketers and customer relationship management executives to understand their marketing and business objectives, develop a cohesive mobile marketing strategy to augment their marketing mix and execute cross-platform campaigns to drive results.

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

Revenue:	Year Ended December 31,
	2012		2011		2010
	(in thousands, except percentages)
Europe:
United Kingdom	$74,731	27.6%	$37,758	20.0%	$34,105	29.3%
All other European countries	97,799	36.2%	86,318	45.6%	55,299	47.6%
Total Europe	172,530	63.8%	124,076	65.6%	89,404	76.9%
Americas	63,597	23.5%	41,114	21.7%	9,150	7.9%
Asia/Africa	34,217	12.7%	24,012	12.7%	17,715	15.2%
Total revenue	$270,344	100.0%	$189,202	100.0%	$116,269	100.0%

We expect to continue to expand outside of Europe and anticipate that our geographic revenue concentration in Europe as a whole will continue to decrease as a percentage of our total revenue, with primary growth occurring in the Americas.
Technology and Operations
Our proprietary technology platform is the cornerstone of our business and it will continue to be a key differentiator for us. Our Velti mGage platform is built with a modular, distributed architecture which provides us considerable flexibility in deployment, and enables us to deploy individual software modules as a package or on a standalone basis. This in turn optimizes performance under various hardware and software configurations. Our highly scalable software solutions use a proprietary combination of commercially licensed, open source and custom programmed software, to optimize reliability, cost, efficiency, performance and scalability.
Hosting infrastructure. Our information technology, or IT, infrastructure is deployed utilizing solutions from industry leaders including Cisco, HP, Oracle, Microsoft, VMWare, Amazon, Redhat. We have designed and implemented a robust hosting infrastructure with a load-balanced cluster of application servers backed by redundant database servers to optimize uptime, and efficiently plan software upgrades. Our architecture allows components to be distributed between data centers for optimal performance and scalability, including cloud and traditional data-center configurations. Multiple database installations are segmented by geography, customer and application in order to provide additional scalability and flexibility, and to ensure compliance with applicable regulations and best practices regarding data collection and consumer privacy adopted by a number of countries that may restrict data collection and management.
Data center facilities. We outsource all of our data center facility management to third parties who host the actual servers and provide power and security in multiple data centers in each geographic location. This allows us to have redundant, duplicate systems without having to export personal consumer information across regulatory jurisdictions. We believe this is an important differentiator of our business. Not only do we maintain fully redundant hardware, but our data centers also have redundant power and connectivity. We contract with industry-recognized IT providers of enterprise-hosting solutions, customized managed-application services and remote operations services, which includes data centers in New Jersey, Atlanta, London and Athens. We also have data centers in Chennai, Mumbai, Moscow and Beijing. Every data center's HVAC (Heating Ventilation Air Conditioning) system is N+1 redundant with advanced fire suppression systems. All data centers' power systems are designed to run uninterrupted, with every server receiving conditioned UPS (Uninterruptible Power Supply) power. Daily backups of source and data files are performed on a timely basis and stored at appropriate offsite locations.
Compliance & Security. Our focus in maintaining compliance with information security management standards & practices is illustrated by specific regional/global requirements satisfied by data centers. All of the hosting providers are compliant/certified against ISO 27001 or SSAE-16 type II. Velti data centers (hosting customer facing production systems) incorporate keycard protocols, biometric scanning protocols and round-the-clock interior and exterior surveillance monitor access to every one of our data centers. Only authorized data center personnel are granted access.
Support Operations. Our operations and customer service team is comprises high caliber, specially trained engineers providing support on a 24 x 7 basis. The team is responsible all maintenance-related customer communications, request submission, analysis and follow up, as well as incident handling, escalation and reporting. A centralized system monitors infrastructure and services on a 24 x7 basis, enabling timely detection, troubleshooting, recovery and reporting of failures with real-time status views and historic trend reporting.
Competition
The market for mobile marketing and advertising solutions is very competitive. There are many companies we consider competitors, from companies offering individual point solutions to companies who deliver a breadth of mobile marketing or advertising capabilities. Velti competes against mobile advertising networks, mobile ad serving and ad routing providers, mobile website and content creators, mobile payment providers, aggregators, providers of mobile publishing and application development, SMS aggregators, mobile CRM and loyalty solutions providers, and providers of mobile analytics. We compete at times with interactive and traditional advertising agencies who offer mobile marketing and advertising as part of their services to their customers.
Although the industry is still fragmented, we are seeing consolidation in this constantly-evolving space. A rising number of competitors are looking to create integrated platforms with features similar to ours, e.g., Google, Inc.'s acquisition of Admob, Inc., Apple, Inc.'s acquisition of Quattro Wireless, Inc., Opera's expansion of its mobile offering through AdMarvel and Mobile Theory, Augme's acquisition of Hipcricket, SingTel's acquisition of Amobee, Intel Corporation's acquisition of appMobi's HTML 5 developer tools, NTT Docomo, Inc.'s acquisition of Buongiorno s.P.a., and the entry of larger companies such as Samsung, Sprint, Telefonica, Vodafone, O2, Nokia, AOL, Microsoft and Yahoo! into the mobile media markets. Although we are increasingly viewing the above-mentioned companies as competitors, we believe we are still the only provider of an integrated, end-to-end mobile marketing and advertising platform with a significant global presence.
Our key competitive factors used by our customers when selecting solutions include the availability of:

•	an integrated, scalable and relatively easy to implement platform that can expand the reach of their future campaigns;

•	solutions providing high quality functionality that meet their immediate marketing and advertising needs;

•	sophisticated analytics and reporting;

•	results or outcome-based pricing;

•	existing strategic relationships with customers globally;

•	high levels of quality service and 24-hour support;

•	a sophisticated provider with a proven track record; and

•	over a decade of experience in mobile marketing and advertising.
Seasonality
Our business, as is typical of companies in our industry, is seasonal. This is primarily due to traditional marketing and advertising spend being heaviest during the holiday season with brands and advertising agencies often closing out annual budgets at the end of a given year. Seasonal trends have historically contributed, and we anticipate will continue to contribute, to fluctuations in our quarterly results, including fluctuations in sequential revenue growth rates.
Sales and Marketing
Our direct sales force is organized into three main customer categories, one selling to mobile operators TV broadcasters, another selling to media, publishers and ad agencies, and the other selling to brands. We are further organized along geographical regions for Europe, the Americas and the rest of the world. As of December 31, 2012, we had 314 employees engaged in sales, marketing and business development. As we evolve, in addition to continuing our focus on mobile operators and media (especially as they are tied to our global mobile advertising exchange), we expect to further focus our sales efforts within brands by certain industry verticals, such as retail, financial services and packaged goods, and to building a strong U.S. sales force for publishers and media customers. Direct sales personnel are supported by pre-sales managers who provide technical expertise and in-depth product knowledge, as well as creative pre-sales teams.

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
Velti has both corporate and product and solution-focused marketing support to reinforce the corporate image and brand, and help sales with demand and lead generation. From a corporate perspective, we are focused on leading the mobile marketing and advertising industry through thought-leadership initiatives including public relations, trade show representation and speaking opportunities, analyst events, social media presence and industry dialogue creation. Sales support includes developing cross-channel collateral packages for all products and solutions, delivering lead generating ad campaigns, webinars and promotions and ushering prospects through the marketing funnel via continuous engagement with the Velti e-newsletter, website and/or blog.
Government Regulation
Depending on the products and services that they offer, mobile data service providers are or may be subject to regulations, codes of practice and laws applicable to providers of mobile, Internet and voice over Internet protocol, or VOIP, services both domestically and internationally. In addition, the application of existing domestic and international laws and regulations relating to issues such as user privacy and data protection, defamation, pricing, advertising, taxation, gambling, sweepstakes, promotions, micropayments, billing, real estate, consumer protection, accessibility, content regulation, quality of services, telecommunications, mobile, television and intellectual property ownership and infringement to wireless industry providers and platforms in many instances is unclear or unsettled. Further, the application to us of existing laws regulating or requiring licenses for certain businesses of our advertisers can be unclear.
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
To date, we have earned a majority of our revenue in Europe and the U.S. However, we have the ability to conduct campaigns in numerous countries and many of these have large economies outside of North America and Europe, including Brazil, Russia, India and China, or the “BRIC” countries. Our revenue in countries outside of Europe and the U.S., both in an aggregate amount and as a percentage of our overall revenue, may grow substantially in the future. Each jurisdiction has unique regulatory bodies and levels of oversight. We anticipate that, while over time there may be a convergence of certain regulatory aspects, individual countries will continue to exercise substantial independent influence over mobile communications within their jurisdiction. The summary set forth below, while focusing in general on Europe and the U.S. is not intended to imply that regulation outside of these areas is not important to our business. Rather, we have found the issues that we present here to be generally applicable across jurisdictions, although the precise terminology and manner in which they are addressed may differ from country to country.
European Regulatory Environment
Member states of the EU regulate mobile marketing and advertising services both at the member state and EU levels. Member states generally need to transpose or apply legislation issued on the EU level (e.g. the Directives referred to below) in their national laws.If, however, the legislation is in the form of a regulation (e.g. the data protection Regulation referred to below), the regulations have a direct effect on the member states and do not need to be transposed into the member states' national laws.
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
European Electronic Communications. The EU has standardized the general regulatory framework applicable to electronic communications and privacy further with Regulation 1211/2009 establishing the Body of European Regulators for Electronic Communications (or BEREC). BEREC became functional in 2010 and is tasked with the development and better functioning of the internal market for electronic communications networks and services by harmonizing and standardizing regulation of non-compliance with EU Electronic Communications Directives. BEREC has issued a Work Program for 2012, which includes tasks items such as international roaming, universal service provisions, access to special rate services, and next generation networks/access. BEREC's intent is to add transparency and clarity to the regulatory regime of the EU and ensure consistent application of EU Directives by the member states, while aiming to establish cooperation with regulatory authorities in regions outside the EU.
European e-Privacy. European standards can materially differ from those of the U.S. which may disproportionately affect us given that most of our business has historically been in Europe. For example, the use of data indicating the location of the user's mobile phone is strictly controlled by the E-Privacy Directive.
In addition, EU laws place restrictions on the use of cookies and similar technologies, which may affect our ability to implement behavioral advertising. These restrictions have been reviewed and amended by the European legislator with the Citizen's Rights Directive (Directive 2009/136/EC), which member states have implemented (or are implementing). This Directive provides, among other things, that user consent (or an explicit opt-in) must be obtained before placing any cookie on a user's machine. The EU member states have not implemented the law in a uniform manner, which some countries permitting an opt-out approach, while others mandate opt-in consent. An exception to the opt-in requirement exist for cookies which are solely used for carrying out the transmission of a communication over an electronic communications network, or which are strictly necessary to provide an information society service explicitly requested by the subscriber or user.
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
European Data Protection. European data privacy standards can materially differ from those of the U.S., which also may further disproportionately affect us. European data protection law defines “personal data” more broadly than in the U.S. In particular the European Data Protection Directive (Directive 95/46/EC), which serves as the foundation for each EU country's data protection law, does not require that an individual be named for data to qualify as “personal data” as “personal data” is defined as “any information relating to an identified or identifiable natural person” (data subject); an “identifiable person” is one who can be “identified, directly or indirectly, in particular by reference to an identification number or to one or more factors specific to his physical, physiological, mental, economic, cultural or social identity”. Under the current framework as set out in the European Data Protection Directive, these principles of data protection do not apply to data that has been rendered anonymous in such a way that its data subject is no longer identifiable. However, it is unclear what process would satisfy the requirement for this anonymization criteria.

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
In January 2012 the European Commission announced a comprehensive reform of the EU's 1995 data protection rules to strengthen online privacy rights and boost Europe's digital economy through the adoption of a single Regulation, which will have the effect of law in all member states. The European Commission aims to do away with the current fragmentation caused by the Data Protection Directive and the costly administrative burdens businesses undertake to comply with that Directive. The Regulation, according to the European Commission, will aim, among others, to reinforce individuals' rights, ensure a high level of data protection in all areas, ensuring proper enforcement of the rules and setting global data-protection standards.
While the Regulation will be automatically applicable to all 27 member states, which may result in the reduction of certain compliance costs, we anticipate that data protection rules will become stricter on businesses and more data subject friendly (i.e. the right of data subjects to be forgotten/have their personal data deleted from data bases, consent being explicit when required and not assumed, obligation of companies/organizations to report serious security breaches within 24 hours of occurrence, responsibility and accountability for those processing personal data etc.), which may have an impact on our ability to make use of our advertising and marketing solutions' to their full capacity and thus reduce their attractiveness to our customers within the EU and/or our ability to generate as much performance based revenue as anticipated.
Furthermore, the breadth and scope of the Regulation might impose additional regulatory and compliance burdens on us. The European Commission intends to apply the Regulation to data controllers that process personal data of EU data subjects, even if that data controller is established outside of the EU, where the processing activities are related to the offering of goods or services to such EU data subjects. This means that if our products and services are offered from countries outside the EU to consumers located within the EU, we will need to comply with the EU data protection laws nevertheless.
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
In addition, the Federal Trade Commission, or FTC, has been examining how mobile marketers can collect, share, transfer, use and store consumer data, including personal information, and what kind of notice, choice and consent should be required to do so. In 2012, the FTC issued a report containing best practices in the children's mobile marketplace, and, in 2013, issued a report setting forth best practice recommendations for entities in the mobile marketplace (including, among others, platform providers and app developers)mobile app providers. The FTC has expressed interest in particular in the mobile environment and services that collect sensitive data, such as location-based information and has recently issues a report outlining what it thinks are best-practices, including development of do not track mechanisms that would give consumers tool to opt-out of tracking and targeting, and calling on Congress to pass baseline consumer data privacy and security legislation. In addition, several proposed bills currently are pending in Congress and in the states, which if enacted would materially burden companies wishing to collect, share, transfer, use and store consumer data, particularly for tracking and targeting. Similar legislative and regulatory challenges exist in the European Union and other countries where we operate or may seek to operate.
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
Behavioral Advertising. Behavioral advertising is a technique used by online and mobile publishers and advertisers to increase the effectiveness of their campaigns. Behavioral advertising uses information collected from an individual online or mobile behavior, such as the pages they have visited or the searches they have made, to select which advertisements to display to that individual. This data can be valuable for marketers looking to personalize advertising initiatives, including without limitation by providing geo-tags through mobile devices. Currently, behavioral advertising is not specifically regulated by the government in the U.S., but in the online space many businesses adhere to industry self-governing principles, including an opt-out regime whereby information may be collected until an individual indicates that he or she no longer agrees to have this information collected. Such an industry self-regulatory notice and choice program is actively being addressed for the mobile marketplace. In addition, laws and regulations in the U.S. of a more general nature, such as those concerning false, misleading or unfair advertising or business practices, may be interpreted in ways that could burden our ability to track and target consumers.
Consumer Privacy Regulation. Our business is affected by U.S. federal and U.S. state, as well as EU member state and foreign country, laws and regulations governing the collection, use, retention, sharing and security of data that we receive from and about consumers. There are also numerous pending bills at both the U.S. federal and state level on a myriad of issues, which, if enacted, might impose additional regulatory burdens on us. In recent years, regulation has focused on the collection, use, disclosure and security of information that may be used to identify or that actually identifies an individual, such as an Internet Protocol address or a name. Although the mobile and Internet advertising privacy practices are currently largely self-regulated in the U.S., the FTC has conducted numerous discussions on this subject and issued reports suggesting that more rigorous privacy self-regulation and legislation is appropriate, possibly including more burdensome regulation of non-personally identifiable information. Within the EU, member state data protection authorities typically regard IP addresses and other persistent identifiers (such as mobile devise identifiers) as personal information, and legislation adopted recently in the EU requires consent for the placement of a cookie on a user device. In addition, EU data protection authorities are following with interest the FTC's discussions regarding behavioral advertising and may follow suit by imposing additional privacy requirements for mobile advertising practices.
Marketing Regulation. In addition, there are U.S. federal and state laws and EU member state and other country laws that govern SMS and telecommunications-based marketing, generally requiring senders to transmit messages (including those sent to mobile devices) only to recipients who have specifically consented to receiving such messages. U.S. federal, EU member state and other country laws also govern e-mail marketing, generally imposing an opt-out requirement for emails sent within an existing business relationship. One of our subsidiaries has been threatened with a class action lawsuit for alleged involvement in a U.S. campaign where its vendor is alleged to have failed to follow applicable law in implementing a campaign.
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
TCPA. The United States Telephone Consumer Protection Act, or TCPA, prohibits unsolicited voice and text calls to cell phones by use of an auto-dialing system unless the recipient has given prior consent. The statute also prohibits companies from initiating telephone solicitations to individuals on the national Do-Not-Call list, unless the individual has given prior express consent or has an established business relationship with the company, and restricts the hours when such messages may be sent. In the case of text messages, a company must obtain written opt-in consent to send messages to a mobile device. Violations of the TCPA can result in statutory damages of $500 per violation (i.e., for each individual text message). U.S. state laws impose additional regulations on voice and text calls. One of our subsidiaries has been threatened with a class action lawsuit for alleged involvement in a U.S. campaign where its vendor is alleged to have failed to follow applicable law in implementing a campaign.
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
Security Breach Notification Requirements. In the U.S., almost all states have enacted data breach notification laws, which require notification of individuals and sometimes state regulatory bodies in the event of data breaches involving certain defined categories of personal information. There are proposals at the federal level for a uniform data breach notification law. In addition, outside of the US, some EU member state laws require notice to the affected individual and/or state data protection authority of a data security breach involving personal data, especially if the breach poses a severe risk to individuals. Germany enacted a broad requirement to notify individuals in the event of a data security breach that is likely to be followed by notification requirements to data subjects in other EU member states. Austria and other countries have breach notification laws. Japan and Uruguay have also recently enacted security breach notice requirements. This trend suggests that breach notice statutes may be enacted in other jurisdictions, as well. Additional enforcement actions with fines, penalties and regulatory or civil litigation may result from current or future laws of this sort.
Children. U.S. federal privacy regulations implementing the Children's Online Privacy Protection Act prohibit the knowing collection of personal information from children under the age of 13 without verifiable parental consent, and strictly regulate the transmission of requests for personal information to such children. In 2013, the FTC strengthened and broadened its COPPA rules, which might impose additional costs if we were to direct any of our services to children. Other countries do not recognize the ability of children to consent to the collection of personal information. In addition, it is likely that behavioral advertising regulations will impose special restrictions on use of information collected from minors for this purpose.

4.C. Organization Structure
We conduct our business globally through various local subsidiaries.
As of December 31, 2012, the following are our significant subsidiaries that we included in our consolidated financial statements:

Subsidiary name	Proportion held	Country of operation	Nature of activities
Velti Limited	100%	U.K.	Holding company
Velti DR Limited	100%	U.K.	Mobile marketing and advertising
Velti, Inc.	100%	U.S.	Mobile marketing and advertising
Mobclix, Inc.	100%	U.S.	Mobile marketing and advertising
Velti S.A.	100%	Greece	Mobile marketing and advertising
Velti Platforms and Services Limited	100%	Cyprus	Mobile marketing and advertising
Velti Mobile Platforms Limited	100%	British Virgin Islands	Mobile marketing and advertising
Mobile Interactive Group Limited	100%	U.K.	Mobile marketing and advertising
Velti Mobile Marketing Technology LLC	100%	Russia	Mobile marketing and advertising
Velti India Private Limited	100%	India	Mobile marketing and advertising
Velti FZ LLC	100%	UAE	Mobile marketing and advertising
Velti Istanbul Mobil Teknolojileri	100%	Turkey	Mobile marketing and advertising
Velti North America Inc.	100%	U.S	Holding Company
Velti Ukraine Mobile Marketing Services LLC	100%	Ukraine	Mobile marketing and advertising
Velti do Brasil Marketing Eletronico Ltda	100%	Brazil	Mobile marketing and advertising
Casee (Beijing) Information Technology Company Limited	100%	China	Mobile marketing and advertising
Velti Netherlands B.V.	100%	Netherlands	Holding Company
Mobile Interactive Group Blgm N.V.	100%	Belgium	Mobile marketing and advertising
ZayPay International B.V.	100%	Netherlands	Mobile marketing and advertising
4.D. Property, Plant and Equipment
We own no real estate. Our registered office is located in the Bailiwick of Jersey, the Channel Islands and our corporate headquarters are located in the Republic of Ireland. As of December 31, 2012, our leased facilities include our:

•
corporate, sales, marketing, product development, professional services, support and administrative facilities in San Francisco, California where we lease approximately 48,000 square feet, Palo Alto, California where we lease approximately 4,000 square feet, Atlanta, GA where we lease approximately 14,000 square feet, and New York City, New York where we lease approximately 10,800 square feet;

•	sales, marketing, professional services, support and administrative facilities in London where we lease approximately 12,000 square feet;

•	research and development, sales, marketing, consulting and support facilities in Athens where we lease approximately 36,000 square feet;

•	sales, marketing, product development, professional services, support and administrative facilities in Chennai where we lease approximately 10,000 square feet; and

•	an executive office in Dublin where we lease approximately 108 square feet.
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
Overview
We are a leading global provider of mobile marketing and advertising technology and solutions that enable brands, advertising agencies, mobile operators and media to implement highly targeted, interactive and measurable campaigns by communicating with and engaging consumers via their mobile devices. The Velti platform, called Velti mGage, allows customers to use mobile and traditional media to reach targeted consumers, engage the consumer through mobile Internet and applications, convert them into customers and continue to actively manage the relationship through the mobile channel.
Our solutions help brands mobilize their consumer engagement funnel, transforming browsing into buying, communication into loyalty and behavioral insight into purchase influence. From strategic planning to cross-platform digital campaign execution, we help brands establish a cross-channel strategic framework based on a solid understanding of their customers' behavior. Our mGage platform allows marketers to execute highly personalized, enterprise mobile marketing programs across the marketing funnel including ad delivery and measurement, cross-channel messaging promotions, mobile site development, and cross-platform campaign data visualization. For businesses that want professional assistance in achieving mobile marketing and advertising objectives, our services organization offers expert assistance in developing strategies, programs, and hosting services. From account management to creative production to ad ops and technical resources, we support enterprise customers through a self-service or managed services model that augments customers' existing staff to support mobile initiatives.
Corporate Highlights
During 2012 we continued to expand our presence across numerous geographies. We have had success in the United States and Asia, diversifying our global business. Our business in the U.K. grew substantially, in large part due to our acquisition of MIG in late 2011. Revenue in the U.K. in 2012 was 28% of total revenue (compared to 20% in 2011), and in the Americas was 24% of total revenue (compared to 22% in 2011).
Our full year 2012 results showed a 43% increase in revenue over 2011, despite a difficult operating environment in the fourth quarter, during which we saw delays in campaign launches and other challenges that negatively impacted our business. In the fourth quarter, revenue came in at the low end of our expectations, which, in conjunction with higher third party costs and other operating expenses, contributed to significantly lower adjusted EBITDA.
In the fourth quarter of 2012, we completed the divestiture of certain non-strategic assets focused on geographies and certain customers in Southeast and Eastern Europe to Starcapital Limited (Starcapital), a Cyprus company owned by certain former non-management employees of Velti. As part of this divestiture, approximately 75 employees transferred from Velti to subsidiaries of Starcapital. The divested assets were characterized by long revenue collection cycles, are located in troubled economies, and have heavy capital expenditure requirements. We recorded a loss of $10.5 million on the sale of those assets. The consideration for the sale of assets was a $23.5 million non-interest bearing receivable, which is payable in cash in three installments through 2014. We received the first installment in December 2012.
Following the divestiture of these assets to Starcapital, we have been continuing to evaluate other customers and opportunities that we are pursuing in various geographies. We have decided not to pursue certain business opportunities or potential customers that do not meet our more rigorous cash investment requirements, and requirements for improved cash collections and reductions in business in economically challenged regions.
We expect to generate substantial negative cash flow in the first quarter of 2013, both inclusive and exclusive of certain cash acquisition-related liabilities that became payable in the quarter. In addition, as of the end of the first quarter of 2013, we have substantially utilized our revolving credit facility with HSBC. Based on our current business plan, we believe that we will, in the next three months, need to raise additional capital to supplement our existing cash balance and any cash generated from operations, in order to meet our anticipated cash needs for working capital and capital expenditures. There is no assurance that such additional capital will be available to us or on terms acceptable to us.
Basis of Presentation
We have prepared our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). Certain prior year balances have been reclassified to conform to the current year presentation. Such reclassifications did not affect total revenues, operating income or net income.
The accompanying consolidated financial statements include the results of Velti plc and all subsidiaries that we control. The statements also include the accounts of an entity in which we are deemed to have a “controlling interest” that is not based on voting rights or control. Intercompany accounts and transactions have been eliminated.
We evaluate our ownership, contractual rights and other interests in entities to determine if they are variable interest entities (VIEs), if we have a variable interest in those entities and the nature and extent of those interests. These evaluations are highly complex and involve judgment and the use of estimates and assumptions based on available historical information and management's judgment, among other factors. Based on our evaluations, if we determine we are the primary beneficiary of such VIEs we consolidate such entities into our financial statements.
Critical Accounting Policies and Significant Judgments and Estimates
Our consolidated financial statements have been prepared in accordance with U.S. GAAP. The preparation of our financial statements and related disclosures requires us to make estimates, assumptions and judgments that affect the reported amount of assets, liabilities, revenue, costs and expenses, and related disclosures. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Significant estimates and assumptions made by management include revenue recognition, recognition of government grant income, income taxes, the allowance for doubtful accounts, intangible assets, goodwill and long-lived assets, contingent payments related to our recent acquisitions and the assumptions used to determined share-based compensation expense. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates.
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
Revenue Recognition
We derive our revenue from three sources:

▪
software as a service (SaaS) revenue, which consists of subscription fees from customers who utilize our mobile marketing and advertising platforms, generally referred to as “usage‑based” services, and fees from customers who utilize our software solutions to manage and measure the progress of their transaction‑based mobile marketing and advertising campaigns, which we refer to as “performance‑based” services;

▪
license and software revenue, which consists of revenue from customers who license our mobile marketing and advertising platform and fees for customized software solutions delivered to and installed on the customers' server; and

▪
managed services revenue, which consists of fees charged to customers for professional services related to the implementation, execution, and monitoring of customized mobile marketing and advertising solutions as well as other client driven projects.

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

SaaS revenue is generated from our “usage‑based” services, including subscription fees for use of individual software modules and our automated mobile marketing campaign creation templates, and fees charged for access to our technology platform. These fees are recognized ratably over the contract term beginning on the commencement date of each contract as services are rendered.
SaaS revenue generated from our “performance‑based” services is generally based on specified metrics, typically relating to the number of transactions performed during the campaign multiplied by the cost per transaction in accordance with the terms of the related contracts. Transactions can include SMS messages sent by participants in customer campaigns or advertisement impressions placed on mobile applications, among other types of performance-based transactions. Certain of our performance‑based contracts include performance incentive provisions that link a portion of revenue that we may earn under the contract to the performance of the customer's campaign relative to quantitative or other milestones, such as the growth in the consumer base, reduced consumer churn, or the effectiveness of the end-user response. We consider the performance‑based fees to be contingent fees. We recognize this revenue monthly based on actual performance, which is when the fees are earned and the amount of the fee can be reliably measured. Our performance‑based arrangements are typically invoiced monthly, which can occur in a period subsequent to revenue being recognized.
License and software revenue consists of license fees charged for our mobile marketing and advertising technology. We provide licenses on a perpetual or term basis. These types of arrangements do not, typically, include any ongoing support arrangements or rights to upgrades or enhancements and therefore revenue related to perpetual licensing arrangements is recognized upon the delivery of the license. Revenue from term based licenses is recognized over the related term of an arrangement. Fees charged to customize our software solution are, generally, recognized using the completed contract or percentage-of-completion method according to ASC 605-35, Revenue Recognition - Construction-Type and Production-Type Contracts, based on the ratio of costs incurred to the estimated total costs at completion.
Managed services revenue, when sold with software and support offerings, are accounted for separately when these services (i) have value to the customer on a standalone basis, (ii) are not essential to the functionality of the software and (iii) there is objective and reliable evidence of the selling price of each deliverable. When accounted for separately, revenue is recognized as the services are provided for time and material contracts, and ratably over the term of the contract when accepted by the customer for fixed price contracts. For revenue arrangements with multiple deliverables, such as an arrangement that includes license, support and professional services, we allocate the total amount the customer will pay to the separate units of accounting based on their relative selling prices, as determined by the price of the undelivered items when sold separately.
The timing of revenue recognition in each case depends upon a number of factors, including the specific terms of each arrangement and the nature of our deliverables and obligations, and the existence of evidence to support recognition of revenue as of the reporting date. For contracts with extended payment terms for which we have not established a successful pattern of collection history, we recognize revenue when all other criteria are met and when the fees under the contract become due. Fees that have been invoiced are recorded in trade receivables and in revenue when all revenue recognition criteria have been met. When fees have been invoiced but not all revenue recognition criteria have been met, the invoice is recorded in trade receivables and in deferred revenue. When all revenue recognition criteria are met, but fees have not been invoiced as of the reporting date, such fees are reported in accrued contract receivables and in revenue. We present revenue net of value‑added tax, sales tax, excise tax and other similar assessments. Our revenue arrangements do not contain general rights of return.
Certain arrangements entered into by us are revenue sharing arrangements. As a result, we complete an analysis of the facts and circumstances to determine whether revenue earned from these arrangements should be recorded gross with the company performing as a principle, or recorded net of third party costs with the company performing as an agent, as required by ASC 605-45 Principal Agent Consideration. When we are a principal in a transaction, we include all amounts paid on behalf of our customers in both revenue and costs.
We present revenue net of tax, sales tax, excise tax and other similar assessments. Our revenue arrangements do not contain general rights of return.
Government Grant Income Recognition
From time to time, we receive grants from the European Union for the development and roll-out of mobile and broadband services and m-commerce related services. We recognize grant income as an offset to costs and expenses in our consolidated statements of comprehensive loss in the period when the costs to be reimbursed by the grant are recognized as expense. When those costs are incurred, receivables from government grants are recognized, if there is reasonable assurance that the grant will be received and we are able to comply with all of the conditions imposed on the grant. We believe we have reasonable assurance generally upon receiving notification of grant eligibility. Each grant provides income in the form of reimbursement of capital expenditures or of the costs incurred in the development of technology subject to the terms of the grant. Grants that reimburse costs related to depreciable assets, including capitalized software development costs, are recognized as income in the periods in which amortization and depreciation on these assets is charged.
Income Taxes - Estimates of Effective Tax Rates, Deferred Taxes and Valuation Allowance
Income taxes are accounted for using the asset and liability method. Significant judgment is required in determining our worldwide income tax provision. We are subject to income taxes in multiple jurisdictions and we use estimates in determining our provision for income taxes. In the ordinary course of a global business, there are many transactions and calculations where the ultimate tax outcome is uncertain. Some of these uncertainties arise as a consequence of the process of identifying items of revenues and expenses that qualify for preferential tax treatment and the segregation of earnings and expenses between jurisdictions to avoid double taxation. Compliance with income tax regulations requires us to make decisions relating to the transfer pricing of revenue and expenses between our legal entities that are located in a variety of tax jurisdictions. Our determinations include many decisions based on our knowledge of the underlying assets of the business and the beneficial ownership of these assets. Although we believe that our estimates are reasonable, the final tax outcome of these matters could be different from that which is reflected in our historical income tax provisions and accruals. Such differences could have a material effect on our income tax provision and net income in the period in which such determination is made.
Deferred tax assets, related valuation allowances and deferred tax liabilities are determined separately by tax jurisdiction. This process involves estimating actual current tax liabilities together with assessing temporary differences of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities which are recorded on the balance sheet. Our deferred tax assets consist primarily of net operating loss and tax credit carry forwards and temporary differences related to intangible assets and accrued expenses.
We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not (a likelihood of more than 50%) to be realized. In order for us to realize our deferred tax assets, we must be able to generate sufficient taxable income in those jurisdictions where the deferred tax assets are located. Our valuation allowance relates primarily to certain U.S. federal tax loss carryfowards. We evaluate our valuation allowance based on factors such as the mix of earnings in the jurisdictions in which we operate, prudent and feasible tax planning strategies, current taxable income and forecasted taxable income. Forecasts of future taxable income are further refined as a result of each year's corporate budget and goal setting process, which generally occurs in the fourth quarter. Based on our evaluation of these factors, we reduced our valuation allowances in 2012. The portion credited to income tax benefit was approximately $0.8 million. In the event we were to determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to the deferred tax assets valuation allowance would be charged to earnings in the period in which we make such a determination. Likewise, if we later determine that it is more likely than not that the net deferred tax assets would be realized, we would reverse the applicable portion of the previously provided valuation allowance.
The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations in multiple tax jurisdictions. The amount of income tax we pay is subject to ongoing audits by the jurisdictions in which we operate. These audits include questions regarding the timing and amount of deductions and the allocation of income among various tax jurisdictions. Our estimate of the potential outcome for any uncertain tax issue is highly judgmental. We account for our uncertain tax issues using a two-step approach to recognize and measure uncertain tax positions taken or expected to be taken in a tax return. The first step is to determine if the weight of available evidence indicates that it is more likely than not (a likelihood of more than 50 percent) that the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. In this step, we assume that the tax position will be examined by the relevant taxing authority that has full knowledge of all relevant information. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. Although we believe we have adequately reserved for our uncertain tax positions, no assurance can be given with respect to the final outcome of these matters. We adjust reserves for our uncertain tax positions due to changing facts and circumstances, such as the closing of a tax audit, refinement of estimates or realization of earnings or deductions that differ from our estimates. To the extent that the final outcome of these matters is different than the amounts recorded, such differences will impact our provision for income taxes in the period in which such a determination is made. Our provisions for income taxes include the impact of reserve provisions and changes to reserves that are considered appropriate and also include the related interest and penalties.
As a part of our accounting for business combinations, some of the purchase price is allocated to goodwill and intangible assets. Impairment charges associated with goodwill are generally not tax deductible and will result in an increased effective income tax rate in the period that any impairment is recorded. Amortization expenses associated with acquired intangible assets are generally not tax deductible pursuant to our existing tax structure; however, deferred taxes have been recorded for non-deductible amortization expenses as a part of the purchase price allocation process. We have taken into account the allocation of these identified intangibles among different taxing jurisdictions, including those with nominal or zero percent tax rates, in establishing the related deferred tax liabilities.
Allowance for Doubtful Accounts
We record revenue for fees that have been invoiced to customers, for which payments have not been received in trade receivables. Our receivables are not interest bearing. Fees that have not been invoiced as of the reporting date but for which all revenue recognition criteria are met are reported as accrued contract receivables.
We evaluate the collectability of accounts receivable based on a combination of factors. We exercise judgment when determining the adequacy of these reserves as we evaluate historical bad debt trends, general economic conditions in the U.S. and internationally, and changes in customer financial conditions. An allowance for doubtful accounts is provided based on estimates developed using standard quantitative measures, which include historical write offs and current economic conditions. We also make a specific allowance if there is strong evidence indicating that the amounts due are unlikely to be collectible. Additional allowances might be required if deteriorating economic conditions or other factors affect our customers' ability to make timely payments. Our allowances have generally been adequate to cover our actual credit losses. However, since we cannot reliably predict future changes in the financial stability of our customers, we cannot guarantee that our allowance will continue to be adequate.
Capitalized Software
Internal Software Development Costs.  Internal software development costs consist primarily of internal salaries and consulting fees for developing software platforms for sale to or use by customers in mobile marketing and advertising campaigns. We capitalize such costs as they are integral parts of products or processes to be sold or leased. We capitalize costs related to software developed for new products and significant enhancements of existing products once technological feasibility has been reached and all research and development for the components of the product have been completed.
Computer Software.  Computer software costs generally represent costs incurred to purchase software programs and packages that are used to develop and ultimately deliver our platforms sold to customers. Generally, costs associated with maintaining computer software programs are expensed as incurred. We capitalize the cost of software licenses that are complementary to or enhance the functionality of our existing technology platform and amortize such costs over the shorter of the contract term or the useful life of the license, but not to exceed three years.
Licenses and Intellectual Property. We acquire know-how, intellectual property, and technical expertise generally through licensing arrangements with development partners. We capitalize the cost of the know-how and intellectual property licenses when the in-license expertise compliments and/or enhances our existing technology platform. Software licenses are amortized over the shorter of the contract term of the license agreement or the useful life of the license, but not to exceed three years.
Our total net capitalized software, including licenses and intellectual property acquired, totaled $70.6 million at December 31, 2012. Capitalized development costs are then amortized over the product's estimated life, not to exceed three years, beginning upon general release of the product. Annually, we compare a product's unamortized capitalized cost to the product's net realizable value. To the extent unamortized capitalized cost exceeds net realizable value based on the product's estimated future gross revenues the excess is written off. This analysis requires us to estimate future gross revenues associated with certain products and the future costs of completing and selling certain products. Significant judgment is required in determining when a product becomes “technologically feasible” and its net realizable value. Changes in these estimates could result in write-offs of capitalized software costs.
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
We adopted ASU No. 2011-08 in 2012, which amends existing guidance by giving an entity the option to first assess qualitative factors to determine whether it is more likely than not (that is, a likelihood of more than 50 percent) that the fair value of a reporting unit is less than its carrying amount, prior to performing the second step of the goodwill impairment assessment.
We completed our annual impairment test for fiscal 2012 and determined that there was no impairment. Based on fourth-quarter 2012 testing, our estimated fair value totals approximately $324.8 million, including a conservative control premium of approximately 10% percent, when compared to our market value of approximately $295.3 million at December 31, 2012. The control premium is defined as the value that may arise from an acquiring company's ability to take advantage of synergies and other benefits that flow from control over another entity. An acquiring entity is often willing to pay more for equity securities that give it a controlling interest than an investor would pay for equity securities representing less than a controlling interest. Our fair value at December 31, 2012 was in excess of our book equity of approximately $292.4 million.
Our shares price remains extremely volatile and such activity is not unusual. If our market capitalization falls below our book value and remains at or below that price for a period of time indicating permanent impairment, then we will treat this data as an impairment indicator and will perform the required analysis to determine the amount of the impairment under ASC 350-20.
Fair Value Measurements
We report our financial and non-financial assets and liabilities that are remeasured and reported at fair value at each reporting period. We established a three-tier fair value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1.	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2.	Include other inputs that are directly or indirectly observable in the marketplace.
Level 3.	Unobservable inputs which are supported by little or no market activity.
Our financial assets and liabilities consist principally of cash and cash equivalents, accounts payable, accrued liabilities, current and non-current notes payable. Cash and cash equivalents include time deposits and readily marketable securities with original maturities of 90 days or less. Cash and cash equivalents are stated at cost, which approximates fair value. As of December 31, 2012 and 2011, we do not have readily marketable securities that are classified as cash equivalents.
Accounts payable and accrued liabilities are carried at cost that approximates fair value due to their expected short maturities. The carrying amount of long-term debt as of December 31, 2012 and 2011 approximates its fair value. As of December 31, 2012, we did not have any financial assets or liabilities for which Level 1 or Level 2 inputs were required to be disclosed. See Note 6 in the Notes to the Consolidated Financial Statements for our disclosure of Level 3 inputs used to revalue our contingent payments related to certain of our acquisitions.
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
We account for equity instruments issued to non-employees as expense at their fair value over the related service period and periodically revalue the equity instruments as they vest, using a fair value approach. The value of equity instruments issued for consideration other than employee services is determined on the earlier of (i) the date on which there first exists a firm commitment for performance by the provider of goods or services, or (ii) on the date performance is complete, using the Black-

Scholes valuation model. Changes in the subjective input assumptions can materially affect the fair value estimates determined under the Black-Scholes option valuation model. In the future, changes in the assumptions under the Black-Scholes valuation model, or our election to use a different valuation model, could result in a significantly different impact on our net income or loss.
Purchase Accounting
We have made estimates of the fair values of purchased intangible and other assets acquired in conjunction with our purchase of companies after considering valuations prepared by independent third-party appraisers and certain internally generated information.
Purchased intangible assets, excluding goodwill, totaled $39.6 million at December 31, 2012. If the subsequent actual and updated projections of the underlying business activity are less as compared to the underlying assumptions and projections used to develop these values, then we could experience impairment losses, as described above. In addition, we have estimated the economic lives of certain of these assets and these lives were used to calculate depreciation and amortization expense. If our estimates of the economic lives change, then additional depreciation or amortization expense could be incurred on an annual basis. Historically, we have not made any changes in these areas.
Contingencies and Liabilities
We are involved from time to time in various proceedings, lawsuits and claims involving our customers, products, intellectual property, shareholders and employees. We routinely review the status of each significant matter and assess our potential financial exposure. When we reasonably determine that a loss associated with any of these matters is probable, and can reasonably estimate the loss, we record a reserve to provide for such loss contingencies. If we are unable to record a reserve because we are not able to estimate the amount of a potential loss in a matter, or if we determine that a loss is not probable, we are nevertheless required to disclose certain information regarding such matter if we determine that there is a reasonable possibility that a loss has been incurred. Because of the inherent uncertainties related to these types of matters, we base our loss reserves on the best information available at the time. As additional information becomes available, we may reevaluate our assessment regarding the probability of a matter or its expected loss. Our financial position, results of operations or cash flows could be materially and adversely affected by such revisions in our estimates. For further discussion of contingencies and liabilities, see the various risks described under “Risk Factors -- Risks Related to Our Business,” above.

5.A. Operating Results.
The following table sets forth our consolidated results of operations for the years ended December 31, 2012, 2011 and 2010:

	Year Ended December 31,
	2012	2011	2010
	(in thousands)
Revenue:
Software as a service (SaaS) revenue	$204,210	$139,024	$77,202
License and software revenue	22,213	36,705	26,586
Managed services revenue	43,921	13,473	12,481
Total revenue	270,344	189,202	116,269
Cost and expenses:
Third-party costs	91,404	53,901	36,658
Datacenter and direct project costs	29,966	17,952	6,312
General and administrative expenses	68,196	45,258	22,484
Sales and marketing expenses	54,507	37,733	23,049
Research and development expenses	21,236	13,060	7,840
Acquisition related and other charges	9,950	8,890	5,364
Impairment of intangible assets	16,902	1,500	—
Loss from disposal of assets	10,532	—	—
Depreciation and amortization	33,946	20,900	12,131
Total cost and expenses	336,639	199,194	113,838
Income (loss) from operations	(66,295)	(9,992)	2,431
Interest expense, net	(1,830)	(7,389)	(8,069)
Gain (loss) from foreign currency transactions	1,995	6,200	(1,726)
Other income (expense)	5,876	(49)	—
Loss before income taxes, equity method investments and non-controlling interest	(60,254)	(11,230)	(7,364)
Income tax benefit (expense)	2,835	(3,808)	(3,771)
Loss from equity method investments	(3,755)	(200)	(4,615)
Net loss	(61,174)	(15,238)	(15,750)
Net income (loss) attributable to non-controlling interest	53	130	(81)
Net loss attributable to Velti	$(61,227)	$(15,368)	$(15,669)

Revenue

	Year Ended December 31,			Variance
				2012 vs 2011		2011 vs 2010
	2012	2011	2010	$	%	$	%
	(in thousands, except percentages)
Software as a service (SaaS) revenue	$204,210	$139,024	$77,202	$65,186	47%	$61,822	80%
License and software revenue	22,213	36,705	26,586	(14,492)	(39)%	10,119	38%
Managed services revenue	43,921	13,473	12,481	30,448	226%	992	8%
Total revenue	$270,344	$189,202	$116,269	$81,142	43%	$72,933	63%

Our total revenue for 2012 increased by $81.1 million, or 43%, compared to 2011. The increase was primarily the result of growth in SaaS revenue of $65.2 million; of which $53.0 million was from revenue generated from our recent acquisitions (MIG, Air2Web and CASEE), including revenue generated through these entities of sales of Velti products, and $12.2 million was from new and existing customers. License revenue decreased by $14.5 million or 39% for the year ended December 31, 2012, due to fewer license deals generating revenue as compared to the prior year as we encouraged more customers to utilize our hosted programs. Managed services revenue increased by $30.4 million or 226% compared to the prior year. The increase was due to organic growth.

For 2012, our revenue from existing customers was $173.0 million and from new customers was $97.4 million, compared to $145.2 million and $44.0 million, respectively, for the same period in 2011.
Our total revenue for 2011 increased by $72.9 million, or 63%, compared to 2010. This increase was primarily the result of growth in the number of campaigns from existing customers, the addition of new customers and revenue generated from our acquisitions of Mobclix in September 2010, Air2Web in October 2011 and MIG in November 2011. For 2011, our revenue from existing customers was $145.2 million and from new customers was $44.0 million, compared to $90.2 million and $26.1 million, respectively, for the same period in 2010.
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

Revenue:	Year Ended December 31,
	2012		2011		2010
	(in thousands, except percentages)
Europe:
United Kingdom	$74,731	27.6%	$37,758	20.0%	$34,105	29.3%
All other European countries	97,799	36.2%	86,318	45.6%	55,299	47.6%
Total Europe	172,530	63.8%	124,076	65.6%	89,404	76.9%
Americas	63,597	23.5%	41,114	21.7%	9,150	7.9%
Asia/Africa	34,217	12.7%	24,012	12.7%	17,715	15.2%
Total revenue	$270,344	100.0%	$189,202	100.0%	$116,269	100.0%

During 2012, we generated revenue of $63.6 million from the Americas, compared to $41.1 million during 2011. The $22.5 million increase is primarily the result of our expansion in the U.S. partly attributable to our 2011 acquisition of Air2Web. We also benefited from $48.5 million in increased revenue from the U.K. and other European countries as well as a $10.2 million increase from Asia/Africa. These increases were primarily due to the MIG acquisition and organic growth and revenue generated through the sale of legacy Velti products.
During 2011, we generated revenue of $41.1 million from the Americas, compared to $9.2 million during 2010, primarily as a result of the expansion of our U.S. operations following our recent acquisitions.
Operating Costs and Expenses

	Year Ended December 31,			Variance
				2012 vs 2011		2011 vs 2010
	2012	2011	2010	$	%	$	%
	(in thousands, except percentages)
Third-party costs	$91,404	$53,901	$36,658	$37,503	70%	$17,243	47%
Datacenter and direct project costs	29,966	17,952	6,312	12,014	67%	11,640	184%
General and administrative expenses	68,196	45,258	22,484	22,938	51%	22,774	101%
Sales and marketing expenses	54,507	37,733	23,049	16,774	44%	14,684	64%
Research and development expenses	21,236	13,060	7,840	8,176	63%	5,220	67%
Acquisition related and other charges	9,950	8,890	5,364	1,060	12%	3,526	66%
Impairment of intangible assets	16,902	1,500	—	15,402	1,027%	1,500	100%
Loss from disposal of assets	10,532	—	—	10,532	100%	—	—
Depreciation and amortization	33,946	20,900	12,131	13,046	62%	8,769	72%
Total cost and expenses	$336,639	$199,194	$113,838	$137,445	69%	$85,356	75%

We incur certain operating costs that directly relate to revenue. These costs are classified into two categories: third-party, and datacenter and direct project.

Third-party Costs
Third party costs are paid to third parties to secure advertising space or content to obtain media inventory for the placement of advertising and media messaging services and for creative development and other services in connection with the creation and execution of marketing and advertising campaigns. Third party costs also include the costs of certain content, media, or advertising that we acquire for a campaign, and costs associated with incentives and promotional costs provided to consumers in order to participate in the campaigns as well as certain computer hardware or software that we might acquire for a customer. Third party costs relate primarily to SaaS revenue.
Third‑party costs increased by $37.5 million, or 70%, from 2011 to 2012. These costs were 34% of revenue in 2012 compared to 28% of revenue in 2011. This increase was primarily due to $17.6 million in costs related to acquired companies including costs associated with the sale of Velti products through these acquired entities and the remaining $19.9 million related to overall revenue increase.
Third‑party costs increased $17.2 million, or 47%, from 2010 to 2011. The increase was primarily due to $20.0 million associated with revenue generated from our advertising business and costs associated with the acquisition of Air2Web and MIG. These increased costs were partially offset by lower incentive and promotional costs used by our mobile marketing campaigns in 2011.
Datacenter and Direct Project Costs
Datacenter and direct project costs consist primarily of personnel and outsourcing costs for operating our datacenters, which host our Velti mGage platform on behalf of our customers. Additional expenses include costs directly attributable to a specific campaign as well as allocated facility rents, power, bandwidth capacity, IT maintenance and support. In addition, direct project costs include personnel costs to customize our software solutions for specific customer contracts. These costs may relate to SaaS revenue and/or license and software revenue. To date, the vast majority of these costs are related to SaaS revenue and the amount attributable to license and software revenue was immaterial.
Datacenter and direct project costs increased by $12.0 million, or 67%, from 2011 to 2012. This increase was primarily due to $9.1 million of expense related to acquisitions, particularly MIG, which has significant direct costs for its project business, as well as higher costs for delivery efforts in the U.S. and U.K. entities. The datacenter and direct costs as a percentage of SaaS revenue was 15% and 13% in 2012 and 2011, respectively. Share based compensation expense also increased slightly from the prior year.
Datacenter and direct project costs increased by $11.6 million, or 184% from 2010 to 2011. The increase was primarily due to a $3.1 million increase in share based compensation expense, a $3.8 million increase in personnel related expense due to an increase in headcount to support growth in our business, and a $4.7 million increase in datacenter and direct project costs necessary to support growth.
General and Administrative Expenses
General and administrative expenses increased by $22.9 million, or 51%, from 2011 to 2012. This increase was due to a $6.9 million increase in costs associated with newly acquired entities and increased overhead, a $6.8 million increase in bad debt expense, $6.1 million associated with the build out of our support team as well as increased facilities costs and a $3.1 million increase in facilities expenses due to our global office expansion.
General and administrative expenses increased by $22.8 million, or 101%, from 2010 to 2011.This increase was primarily due to a $9.1 million increase in share‑based compensation expense, a $9.4 million increase in personnel related expense due to an increase in headcount to support growth in our business and as a result of our U.S. public offering, and a $3.1 million increase in professional services and other administrative expenses to support our growth.
Sales and Marketing Expenses
Sales and marketing expenses increased by $16.8 million, or 44%, from 2011 to 2012. This increase was due to a $10.4 million increase in expenses associated with our acquisitions and was consistent with the revenue growth of the business. The remaining $6.4 million related to growing both the sales and marketing team to support year over year revenue growth.
Sales and marketing expenses increased by $14.7 million, or 64%, from 2010 to 2011. This increase was primarily due to a $6.1 million increase in share‑based compensation expense, $6.6 million increase in personnel‑related expense due to an increase in headcount to support growth in our business, and a $2.0 million increase in other sales and marketing expenses primarily due to our growth.
Research and Development Expenses
Research and development expenses increased by $8.2 million, or 63%, from 2011 to 2012. This increase consisted of approximately $5.1 million related to expenses for entities we acquired in 2011 and approximately $2.2 million in our share based compensation expense including bonuses expected to be paid in shares.
Research and development expenses increased by $5.2 million, or 67%, from 2010 to 2011. This increase was primarily due to a $3.1 million increase in share‑based compensation expense, a $2.5 million increase in personnel‑related expense due to an increase in headcount to support growth in our business, offset by a $0.4 million reduction in research and development expenses due to more effective cost management.
Acquisition-Related and Other Charges
Acquisition-related and other charges increased by $1.1 million or 12% from 2011 to 2012 primarily due to re-measurement of acquisition related costs.
Acquisition-related and other charges for 2011 were $8.9 million and $5.4 million in 2010, primarily related to the valuation of contingent payments for Mobclix acquisition. See Note 5 to the Consolidated Financial Statements.
Impairment of Intangible Assets
Impairment of intangible assets increased by $15.4 million from 2011 to 2012.The increase was primarily related to write-downs of certain capitalized software. The impairment in 2012 of $16.9 million is for certain software utilized in business activities which are no longer being pursued by us, in accordance with our strategic direction. For additional information, see Note 7 in the Notes to the Consolidated Financial Statements.
The impairment in 2011 of $1.5 million was related to the write-down of obsolete intangible assets related to the integration of Air2Web and MIG following their acquisitions. There were no impairments in 2010.
Loss from Disposal of Assets
The loss from disposal of assets of $10.5 million relates to the loss incurred by us upon the sale of certain assets to Starcapital Limited in the fourth quarter of 2012. For additional information refer to Note 8 in the Notes to the Consolidated Financial Statements. There were no such transactions in prior years.
Depreciation and Amortization
Depreciation and amortization expense increased by $13.0 million, or 62%, from 2011 to 2012. The increase primarily related to $8.4 million from acquisitions and the remaining due to continued software purchases, leasehold improvements on our U.S. facilities, as well as significant capital expenditures associated with our U.S. and European operations.
Depreciation and amortization expense increased by $8.8 million, or 72%, from 2010 to 2011. This increase was primarily due to higher capitalized software development costs related to the development of our mGage platform, as well as an increase in amortized intangible assets from our acquisitions.

Other Income Expense

	Year Ended December 31,			Variance
				2012 vs 2011		2011 vs 2010
	2012	2011	2010	$	%	$	%
	(in thousands, except percentages)
Interest expense, net	$(1,830)	$(7,389)	$(8,069)	$(5,559)	(75)%	$(680)	(8)%
Gain (loss) from foreign currency transactions	1,995	6,200	(1,726)	(4,205)	(68)%	$7,926	459%
Other expenses	5,876	(49)	—	5,925	12,092%	$49	100%
Income tax (expense) benefit	2,835	(3,808)	(3,771)	6,643	174%	$37	1%
Loss from equity method investments	(3,755)	(200)	(4,615)	3,555	1,778%	$(4,415)	(96)%

Interest Expense, net
Interest expense, net decreased by $5.6 million, or 75%, from 2011 to 2012. Interest expense decreased by $2.6 million as a result of repaying the majority of our outstanding debt towards the end of the first quarter of 2011, $1.7 million as a result of less accretion of debt discounts and $1.2 million from lower finance costs associated with factoring of receivables. The remaining decrease was the result of changes in interest income.
Interest expense, net decreased by $0.7 million, or 8%, from 2010 to 2011, primarily due to a decrease in our outstanding debt balances.
Gain (loss) from Foreign Currency Transactions
Gain (loss) from foreign currency transactions, a non-cash item, decreased by $4.2 million, or 68%, from 2011 to 2012. The reduction in 2012 was primarily due to less volatility in foreign exchange rates, primarily those between the U.S. dollar and the Euro and to a decline in gains from foreign currency adjustments on smaller cash balances as compared to higher balances maintained in 2011, which were the result of our initial public offering in the U.S.
Gain (loss) from foreign currency transactions changed by $7.9 million, or 459%, from 2010 to 2011. This change from a loss to a gain was primarily due to translation adjustments on cash balances denominated in currencies other than the functional currency during 2011, mostly from the decline of the Euro and British pound sterling against the U.S. dollar.
Other Income (Expense)
Other income (expense) increased by $5.9 million from 2011 to 2012 as a result of our remeasuring our previously held interest in Casee during 2012. There were no other income (expense) items recorded in 2010 and only minimal amounts recorded in 2011.
Income Tax Expense
We recorded income tax benefit of $2.8 million on a worldwide pre-tax loss of $64.0 million for 2012 compared to an income tax expense of $3.8 million on a world-wide pre-tax loss of $11.4 million for 2011.
We recorded income tax expense of $3.8 million on a worldwide pre-tax loss of $12.0 million for 2010.
For a description of the changes in our effective tax rates see Note 10 in the Notes to the Consolidated Financial Statements.
Our effective income tax rate was 4.3%, 32.9% and 31.5% for fiscal 2012, 2011 and 2010, respectively. The fiscal 2012 provision for taxes include certain tax benefits that caused the effective tax rates for the years to be less than the effective tax rate in fiscal years 2011 and 2010. During fiscal 2012, we recorded certain tax benefits totaling $4.9 million, primarily from net operating losses, reduction in our valuation allowance, and other deferred tax assets. We expect the fiscal 2013 annual effective tax rate to be similar to the 2012 tax rate.
Tax law requires items to be included in our tax returns at different times than the items are reflected in our financial statements. As a result, our annual tax rate reflected in our financial statements is different than that reported in our tax returns (our cash tax rate). Some of these differences are permanent, such as expenses that are not deductible in our tax return, and some differences reverse over time, such as depreciation expense. These temporary differences create deferred tax assets and liabilities. Deferred tax assets generally represent items that can be used as a tax deduction or credit in our tax returns in future years for which we have already recorded the tax benefit in our income statement. We establish valuation allowances for our deferred tax assets if, based on the available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax liabilities generally represent tax expense recognized in our financial statements for which payment has been deferred, or expense for which we have already taken a deduction in our tax return but have not yet recognized as expense in our financial statements.
The benefits of uncertain tax positions are recorded in our financial statements only after determining under a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from taxing authorities. When facts and circumstances change, we reassess these probabilities and record any changes in the financial statements as appropriate. We account for uncertain tax positions by determining the minimum recognition threshold that a tax position is required to meet before being recognized in the financial statements. This determination requires the use of judgment in assessing the timing and amounts of deductible and taxable items.
Loss from Equity Method Investments
Our share of loss from equity method investments increased by $3.6 million, or 1778%, from 2011 to 2012, primarily due to less favorable results from our equity method investments.
Our share of loss from equity method investments decreased $4.4 million, or 96%, from 2010 to 2011, primarily due to improved results from our equity method investments.
5.B. Liquidity and Capital Resources.
Since our inception we have financed our operations and acquisitions primarily through the public offerings of equity in the U.S. and the U.K. and borrowings under our bank credit facilities. As of December 31, 2012, we had $36.6 million in cash and cash equivalents. In connection with the acquisition of MIG in November 2011, we will be required to make cash payments of approximately $16.5 million to the former shareholders of MIG by mid April 2013. We generally deposit our excess cash in interest bearing bank accounts, and did not have investments in marketable securities as of December 31, 2012.
As of December 31, 2012, we had approximately $28.2 million indebtedness to HSBC. The effective interest rates to finance our borrowings as of December 31, 2012 ranged from 2.7% to 17.3%. Subsequent to December 31, 2012, we have substantially utilized our credit facility with HSBC. The weighted average effective interest rate for our outstanding debt with HSBC as of December 31, 2012 was 5.3%.
As of December 31, 2012, we had working capital of $152.7 million.  A significant portion of our current assets, however, are represented by trade receivables where the typical payment cycle is beyond one year. We expect to generate negative cash flow in the three months ended March 31, 2013, further eroding our cash position with increasing cash flow generation in the second half of the year.
Based on our current business plan, we believe that we will need to raise additional capital in the next three months to supplement our existing cash balances and any cash generated from operations, in order to meet our anticipated cash needs for working capital and capital expenditures as well as to pay our obligations to MIG. If we are unable to obtain financing, we may be unable to pay our MIG obligations when they come due. There is no assurance that MIG will waive or agree to a delay of our payment obligations if we are unable to obtain financing. As a result, the report of our independent public accounting firm includes a statement raising substantial doubt as to our ability to continue as a going concern, which may adversely affect our ability to conduct business with third parties, as well as our ability to attract new financing.
We intend to overcome any substantial doubt concerning our ability to continue as a going concern by continuing to pursue and execute our strategic operating goals and by obtaining new financing. However, there can be no assurance that our efforts to find such financings will be successful or on terms favorable to us. In addition, the terms of any financing may adversely affect the holdings or the rights of our shareholders.

	Year Ended December 31,
	2012	2011	2010
	(in thousands)
Net cash generated from (used in):
Operating activities	$10,648	$(67,321)	$(9,870)
Investing activities	(69,894)	(80,845)	(23,734)
Financing activities	17,521	209,037	32,186
Effect of exchange rate fluctuations	2,531	(2,460)	(883)
Increase (decrease) in cash and cash equivalents	$(39,194)	$58,411	$(2,301)

Operating Activities. Net cash generated from operating activities for 2012 was $10.6 million, compared to net cash used in operating activities of $67.3 million for 2011. The increase in cash is attributable to increased sales and improved cash collection efforts over 2011, and lower prepaid balances and other cash management initiatives.
Comprehensive DSOs based on trailing 12 months' revenue were:

	Year Ended December 31,
	2012	2011
	(in thousands)
Comprehensive DSO	311	261

Comprehensive DSO is calculated as follows: comprehensive receivables (consisting of trade receivables and accrued contract receivables, with reduction for agreements where we recognize revenue net of third party costs) divided by trailing twelve month revenue (which includes estimated revenue of acquired companies as though they had been consolidated for the entire twelve month period) multiplied by 360 days.
Investing Activities. Net cash used in investing activities for 2012 was $69.9 million compared to $80.8 million for 2011. This was primarily due a decline in our investment in property and equipment, software development, which we capitalized, and investment in subsidiaries, including the acquisition of MIG and Air2Web during 2011.
Financing Activities. Net cash generated from financing activities for 2012 was $17.5 million compared to $209.0 million for 2011. The cash generated from financing activities in 2012 was primarily from borrowings on our credit facility, partially offset by repayment of borrowings. The cash generated from financing activities in 2011 was primarily due to the proceeds from our public offerings completed during 2011, offset by the repayment of a significant amount of the debt outstanding as of December 31, 2010.
For further information about our outstanding long‑term debt and short‑term financings, see Note 9 in the Notes to the Consolidated Financial Statements.
Although we have an overall accumulated deficit of $96.0 million, we have unremitted positive earnings in certain jurisdictions of approximately $67.8 million. Management has assessed the requirements for indefinite reinvestment of these earnings, and has not provided for related taxes on such earnings for the following reasons: (1) based upon financial forecasts and budgets, we intend to permanently reinvest such earnings in the local geographies where the earnings are located to fund expansion and growth in the local markets, as well as retain sufficient working capital and fund other capital needs locally and (2) we will engage in intercompany financing as necessary for purposes of providing sufficient cash flow to non-income producing jurisdictions. There may also be local jurisdiction restrictions on our ability to remit dividends, including: (a) each company with positive unremitted earnings may not have sufficient distributable reserves to make such a distribution in the foreseeable future and (b) each company with unremitted earnings may not have sufficient cash available to make such a distribution.
5.C. Research and Development, Patents and Licenses, etc.
Research and Development

We have built a strong internal software development team that has many years of experience in the technology and mobile advertising and marketing industries. We have 451 engineers and software developers in our development centers located in Palo Alto and San Francisco, California; Atlanta, Georgia; New York, New York; London and Manchester, England; Amsterdam, Netherlands; Athens, Greece; Kiev, Ukraine; Chennai and Mumbai, India; and Beijing, China.
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
Current research and development initiatives are also focused on the integration of technology platforms acquired from Air2Web and MIG with Velti platforms, including additional advertising capabilities, as well as planning and content solutions. In addition, we have an internal advanced projects team that is focused on the development of new applications and next generation technologies. The core competence of the advanced projects team is mathematics and data science. This has enabled the implementation of consumer behavior models that can steer mobile marketing campaign execution towards specific outcomes to achieve business goals and KPIs. We believe that having a dedicated, highly-trained advanced projects team enables us to effectively address the rapidly evolving mobile marketing and advertising services market.
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
As of March 31, 2013, we had 10 granted patents and allowed applications and 17 pending patent applications on file. We cannot be sure that any additional patents will issue or that any future patents that may issue will survive a legal challenge to their scope, validity or enforceability, or provide significant protection for us. The failure of our patents, or our reliance upon copyright and trade secret laws to adequately protect our technology might make it easier for our competitors to offer similar products or technologies. In addition, patents may not be issued for any of our current or future applications.

5.D. Trend Information.
Selected Quarterly Results of Operation
The following table sets forth our selected unaudited consolidated quarterly statements of operations for the eight quarters ended December 31, 2012. The following information should be read in conjunction with our audited financial statements and related notes thereto included elsewhere in this Annual Report. We have prepared the selected unaudited consolidated quarterly financial information on the same basis as our audited consolidated financial statements included in this Annual Report, and reflect all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of this data. Our financial results for the eight quarters ended December 31, 2012 may not be indicative of our financial results for any future quarterly periods.

	For the three months ended
	Dec 31, 2012	Sep 30, 2012	Jun 30, 2012	Mar 31, 2012	Dec 31, 2011	Sep 30, 2011	Jun 30, 2011	Mar 31, 2011
		(unaudited, in thousands)
Selected quarterly statement of operations data:
Revenue:
Software as a service (SaaS) revenue	$59,956	$48,540	$48,946	$46,768	$62,650	$25,545	$27,550	$23,279
License and software revenue	12,581	5,229	2,898	1,505	19,746	10,091	4,077	2,791
Managed services revenue	24,930	8,624	6,847	3,520	4,710	2,552	2,731	3,480
Total revenue	97,467	62,393	58,691	51,793	87,106	38,188	34,358	29,550
Cost and expenses:
Third-party costs	30,862	22,701	20,979	16,862	18,805	13,746	10,717	10,633
Datacenter and direct project costs	7,595	6,894	7,585	7,892	5,734	4,127	5,140	2,951
General and administrative expenses	21,408	15,516	16,140	15,132	11,121	10,260	14,409	9,468
Sales and marketing expenses	16,041	13,193	12,520	12,753	10,369	7,785	11,586	7,993
Research and development expenses	6,492	5,724	4,336	4,684	3,853	2,814	3,563	2,830
Acquisition related and other charges	—	5,622	2,131	2,197	2,787	—	6,142	1,461
Loss on assets held for sale	—	9,626	—	—	—	—	—	—
Impairment of other assets	16,902	—	—	—	—	—	—	—
Loss from disposal of assets	906	—	—	—	—	—	—	—
Depreciation and amortization	9,948	8,707	8,022	7,269	7,250	5,788	4,108	3,754
Total cost and expenses	110,154	87,983	71,713	66,789	59,919	44,520	55,665	39,090
Income (loss) from operations	(12,687)	(25,590)	(13,022)	(14,996)	27,187	(6,332)	(21,307)	(9,540)
Interest expense, net	(414)	(257)	(416)	(743)	(1,026)	(1,482)	(1,398)	(3,483)
Gain (loss) from foreign currency transactions	(141)	3,210	(2,449)	1,375	(774)	8,777	(2,181)	378
Other income (expense)	(78)	(34)	(187)	6,174	(15)	(120)	162	(76)
Income (loss) before income taxes, equity method investments and non-controlling interest	(13,320)	(22,671)	(16,074)	(8,190)	25,372	843	(24,724)	(12,721)
Income tax (expense) benefit	4,021	(46)	(862)	(278)	(368)	(482)	(721)	(2,237)
Loss from equity method investments	(576)	(2,023)	(785)	(371)	183	262	320	(965)
Net income (loss)	(9,875)	(24,740)	(17,721)	(8,839)	25,187	623	(25,125)	(15,923)
Net income (loss) attributable to non-controlling interest	119	(23)	(22)	(21)	205	25	(49)	(51)
Net income (loss) attributable to Velti	$(9,994)	$(24,717)	$(17,699)	$(8,818)	$24,982	$598	$(25,076)	$(15,872)

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

SaaS revenue for the quarter ended December 31, 2012 increased by $11.4 million, or 23.5%, compared to the quarter ended September 30, 2012. This increase was primarily related to the seasonality of our business.
Third‑party costs are incurred primarily as a result of our executing on campaigns with incentives and promotional costs. These costs have increased over the eight quarters ended December 31, 2012 as a result of an increase in the number and the scope of these campaigns associated with the increase in revenue over the same period. The significant increase in third‑party costs when compared to the third quarter of 2012 was the result of the seasonal trends discussed above as well as costs incurred for incentives and promotional items for large campaigns that we conducted during the period. These costs have increased when compared to the fourth quarter of 2011 in absolute U.S. dollars and in relation to revenue. The increase in third-party cost is due increased revenue and an increase in sales of lower margin business. We incur a higher amount of third‑party costs in relation to campaigns where we were responsible for the majority of the incentives and promotional costs. We also incur third‑party costs in advance of the revenue recognized on the campaigns to which such costs relate. As a result, our third‑party costs have fluctuated over the eight quarters and may continue to fluctuate from period to period.
Datacenter and direct project costs generally increase as the number of campaigns increase and we allocate additional headcount to execute these campaigns.
General and administrative expenses have increased over the eight quarters ended December 31, 2012, The increases relate to increases in personnel worldwide to support growth in our business as well as increases associated with our acquisitions during the period. During the fourth quarter of 2012, general and administrative expense included $2.5 million in share-based compensation expense. The three months ended September 30, 2012 and December 31, 2011 included $2.6 million and $1.5 million, respectively, in share-based compensation expense.
Sales and marketing and research and development expenses increased over the eight quarters ended December 31, 2012 as we increased our sales and marketing headcount and allocated additional engineers from other internal business functions to the technology, innovation and product development groups to support our growth. During the fourth quarter of 2012 sales and marketing included $2.8 million in additional share based compensation expense. The three months ended September 30, 2012 and December 31, 2011 included $1.9 million and $1.3 million, respectively, in share-based compensation expense.
Interest expense, net has declined during 2012 as a result of our repayment of a significant amount of our debt outstanding during 2011. We expect these expenses to increase in 2013 as result of our drawing on our credit facility with HSBC.
5.E.  Off-Balance Sheet Arrangements.
Not applicable.
5.F.  Tabular Disclosure of Contractual Obligations:
Our contractual obligations and other commitments as of December 31, 2012 were as follows:

	Payments due by period
	Total	Less than 1 year	1 - 3 years	3 - 5 years	After 5 years
	(in thousands)
Borrowings	$28,193	$851	$27,342	$—	$—
Interest payment obligations(1)	2,594	1,035	1,559	—	—
Operating lease obligations(2)	25,251	5,087	11,869	3,222	5,073
Acquisition related liabilities(3)	$16,500	$16,500	$—	$—	—
Total	$72,538	$23,473	$40,770	$3,222	5,073

(1)	Interest payment obligations are based on December 31, 2012 interest rates as disclosed in Note 9 in the Notes to the Consolidated Financial Statements.

(2)	Operating lease obligations consist of future minimum payments under non-cancellable operating leases. These amounts reflect only payment obligations that are fixed and determinable.

(3)	Deferred consideration related to the MIG acquisition.
Not included in the table above are payments for contingent consideration related to our recent acquisitions. These payments, will be paid in cash or shares of our capital stock and the amount and form of payment will be determined at the date of payment.
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
The forward‑looking statements included in the Annual Report are subject to risks, uncertainties and assumptions about our company. Our actual results of operations may differ materially from the forward‑looking statements as a result of risk factors described under “Risk Factors” and elsewhere in this Annual Report, including, among other things, our ability to:

•	raise additional capital if needed to grow our business, on terms acceptable to us or at all;

•	comply with the financial and operating covenants in our credit facility;

•
manage acquisitions or investments, which may be unsuccessful and may divert our management's attention and consume significant resources, as well as result in a charge to our earnings in future periods;

•	achieve the anticipated benefits of our acquisitions;

•	properly safeguard confidential or personal information that we may use, transmit or store, which could cause us significant reputational harm and monetary damages if handled improperly;

•	manage the global nature of our business, which subjects us to additional costs and risks that can adversely affect our operating results;

•	defend ourselves against claims of infringement of the patent or other intellectual property rights of third parties;

•	keep pace with technological developments and compete against potential new entrants, who may be much larger and better funded;

•	continue our global business while expanding into new geographic regions;

•	benefit from expected growth in general in the market for mobile marketing and advertising services;

•	retain existing customers and attract new ones;

•	protect our intellectual property rights; and

•	comply with new and modified regulations in the jurisdictions in which we conduct business.
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
ITEM 6. DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES
6.A. Directors and Senior Management

Executive Officers and Directors
Set forth below is the name, age, position and a brief account of the business experience of each of our executive officers and directors.

Name	Age	Position
Alex Moukas	41	Chief Executive Officer and Director
Jeffrey G. Ross	48	Chief Financial Officer
Mari Baker	48	Interim Chief Operating Officer and Director
Sally J. Rau	54	Chief Administrative Officer, General Counsel and Corporate Secretary
Menelaos Scouloudis	39	Chief Commercial Officer
David W. Mann	68	Non-Executive Chairman of the Board of Directors
David C. D. Hobley	66	Director
Nicholas P. Negroponte	69	Director
Phokion Potamianos	49	Director

The address of each of our executive officers and directors is c/o First Floor, 28-32 Pembroke Street Upper, Dublin 2, Republic of Ireland.
Alex Moukas is one of our co-founders and has been our chief executive officer and a director since its inception in 2000. He previously co-founded, and served from 1998 to 2000 as the chief scientist of, Frictionless Commerce, Inc., a privately held, strategic sourcing software provider in Cambridge, Massachusetts, which was later acquired by SAP AG. He serves as a director on the Global Board of the Mobile Marketing Association, a global non-profit trade association of the mobile marketing industry. Mr. Moukas holds a B.S. in Business Administration and Computer Systems from the American College of Greece, an M.S. in Artificial Intelligence from the University of Edinburgh and an M.S. from the Massachusetts Institute of Technology.
Jeffrey G. Ross has been our chief financial officer since January 2013. He served as the Senior Vice President and Chief Financial Officer of Sybase, Inc. (Sybase) from November 2007 until May 2012. From August 2004 to November 2007 he served as Corporate Controller of Sybase. Mr. Ross held various other positions at Sybase from 1997 to August 2004. Before joining Sybase, Mr. Ross held several positions with PriceWaterhouse, including senior manager in international tax. Mr. Ross holds a B.S. in Business Administration from the University of California, Berkeley.
Mari Baker has been a member of our board of directors since August 2011. Ms. Baker was most recently CEO of PlayFirst, Inc. a leading game publisher, from March 2009 until December, 2011. Prior to that, she served as CEO of Navigenics, Inc. from 2007 to 2009, an executive-in-residence at the venture capital firm Kleiner Perkins Caufield & Byers, in 2006, and president of BabyCenter, LLC, a Johnson & Johnson company from 1999 to 2006. Prior to her tenure with BabyCenter and Johnson & Johnson, she was a Senior Vice President at Intuit, Inc., which she joined in 1989. Ms. Baker also held executive positions at Now Software, Migent Software, and E.F. Hutton. Ms. Baker received her B.A. from Stanford University, and served on the board of trustees of Stanford University from 1996 to 2003. Ms. Baker currently serves on the board of directors of John Wiley & Sons.
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
David C. D. Hobley has been a member of our board of directors since 2006. Mr. Hobley served for more than 35 years in investment banking firms, having previously been with Deloitte and Touche LLP and Coopers and Lybrand (now PricewaterhouseCoopers). He was first with SG Warburg & Co. in London from 1972 to 1997, and was with Deutsche Bank AG in London from 1998 to 2011. He was an independent director and chairman of the audit committee of Orange S.A., a subsidiary of France Telecom from 2003 to 2007 and served on the boards of several France Telecom/Orange‑related companies from 2003 to early 2013. He currently serves as the non-executive chairman of Incadea plc, a publicly traded company providing enterprise software solutions to the global automotive market, a director for Sonaecom S.A. a publicly traded Portuguese telecommunications company and several privately held companies. Mr. Hobley is a Fellow of the Institute of Chartered Accountants in England and Wales.
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
Mr. Wilson W. Cheung stepped down as our chief financial officer as of January 2013 and Mr. Chris Kaskavelis ceased employment as our chief operating officer as of April 2013. In conjunction with Mr. Kaskavelis' departure as our chief operating officer, Ms. Mari Baker has been appointed by the board of directors as interim chief operating officer while we conduct a search for a permanent chief operating officer.
6.B. Compensation
Director Compensation
Our director compensation program is designed to enable us to attract and retain highly qualified directors who bring deep industry knowledge and global perspective. We target director compensation at the median of compensation paid by peer companies competing for similar director talent. Non-employee director compensation is determined by the non-interested members of the board, based upon the philosophy that annual compensation for non-employee directors should consist of both a cash component, designed to compensate members for their service on the board of directors and its committees, and an equity component, designed to align the interests of directors and shareholders and, by vesting over time, to create an incentive for continued service on the board. The non-interested members of the board review the compensation programs for non-employee directors on an annual basis.
We did not make any changes to our standard compensation arrangements and practices for non-employee directors in 2012. Our employee directors, Alex Moukas and Chris Kaskavelis, did not receive any compensation for their services as members of our board of directors in 2012.
Our standard annual compensation arrangement for non-employee directors during 2012 was payable one-third in cash, and two-thirds in share awards. During fiscal 2012, our non-employee directors were eligible to receive the annual compensation set forth below, allocated between cash and shares as described above:

Member of the Board of Directors	$180,000
Non-executive Chairman of the Company	$210,000
Chair of the Audit Committee	$195,000
Chair of the Remuneration Committee	$180,000
Chair of the Corporate Governance and Nominating Committee	$180,000
We calculate the number of deferred share awards comprising the equity portion of annual compensation in accordance with the Black Scholes value of the target dollar amount on the grant date, based upon the closing price of our ordinary shares on the grant date. Deferred shares vest over one year in equal monthly installments on the last day of the month during the year of grant, subject to continued service on the board of directors on the applicable vesting date. All deferred shares are granted under and subject to the terms and conditions of our Velti Incentive Share Plan and its related grant agreements.
We reimburse our directors for reasonable expenses in connection with attendance at board of directors and committee meetings.
The following table summarizes compensation paid to non-employee directors during the year ended December 31, 2012.

DIRECTOR COMPENSATION FOR FISCAL YEAR 2012
Name	Fees Earned or Paid in Cash ($)(1)	Share Awards ($)(2)(3)	Total ($)
David Mann	70,000	140,002	210,002
David Hobley	66,457	130,004	196,461
Nicholas Negroponte	60,000	119,996	179,996
Jerry Goldstein(4)	836	59,998	60,834
Phokion Potamianos	60,000	119,996	179,996
Mari Baker	60,388	119,996	180,384

(1)	Mr. Mann, Mr. Hobley, Mr. Negroponte, Mr. Potamianos and Ms. Baker were each paid $17,500, $16,250, $15,000, $15,000 and $15,000 respectively in 2012 for services performed in 2012.

(2)
Amounts reflect the aggregate grant date fair value of share awards computed in accordance with FASB ASC Topic 718 and are not necessarily an indication of any gains earned on previously granted equity awards. The grant date fair value of each deferred share award granted to our non-employee directors was $10.48.

(3)	At December 31, 2012, all deferred shares previously awarded to each of our non-employee directors was fully vested. The number of deferred shares awarded to each non-employee director was as follows:

David Mann	13,359
David Hobley	12,405
Nicholas Negroponte	11,450
Jerry Goldstein	5,725
Phokion Potamianos	11,450
Mari Baker	11,450

(4)	Mr. Goldstein retired from our board of directors effective January 23, 2012. Mr. Goldstein was awarded deferred shares for his continuing role as an advisor following his retirement as a director.

Executive Officer Compensation and Employment Agreements
The Remuneration Committee approved the following total annual compensation payable to the executive officers for the year ended December 31, 2012:

Name	Aggregate Dollar Value
Alex Moukas	$2,700,000
Wilson W. Cheung	1,000,000
Chris Kaskavelis	1,900,000
Sally J. Rau	1,250,000
Menelaos Scouloudis	1,600,000

The total annual compensation was paid to each executive officer as follows: 45% as annual compensation and 55% as long term compensation. The annual compensation was paid to Mr. Cheung and Ms. Rau as $300,000 in cash and the remainder in deferred shares, and to Messrs. Moukas, Kaskavelis and Scouloudis in deferred shares. Such deferred share awards vested in equal monthly tranches until vested in full on December 31, 2012. All long term compensation was paid in equity awards, with 50% payable as share options and 50% as deferred share awards, with vesting of each such option and deferred share award being in four annual installments of 25% on the anniversary of the date of grant. As the value of the equity awards is determined as of the date of grant, the values in the Summary Compensation Table below may differ slightly from the table above based on the share price as of the date of the award.
Summary Compensation Table
The following table sets forth information regarding the compensation to our named executive officers for the fiscal year ended December 31, 2012.

Name and Principal Position	Year	Salary ($)	Bonus($)	Share Awards ($)(1)	Option Awards ($)(2)	All Other Compensation ($)(3)	Total ($)
Alex Moukas,	2010	1	—	383,495	1,843,092	33,190	2,259,778
Chief Executive Officer	2011	1	—	1,504,976	579,034	34,828	2,118,839
	2012	1	—	2,299,720	356,566	34,828	2,691,115
Wilson W. Cheung, (4)	2010	300,000	—	219,199	441,223	—	960,422
Chief Financial Officer	2011	300,000	—	340,875	236,880	—	877,755
	2012	300,000	—	562,949	135,593	—	998,542
Chris Kaskavelis, (5)	2010	1	—	287,622	1,387,258	33,190	1,708,071
Chief Operating Officer	2011	1	—	1,084,312	421,114	34,828	1,540,255
	2012	1	—	1,609,733	248,088	34,828	1,892,650
Sally J. Rau, (6)	2010	118,269	—	585,625	1,243,119	—	1,947,013
Chief Administrative Officer, General Counsel & Corporate Secretary	2011	300,000	—	481,088	289,520	—	1,070,608
	2012	300,000	—	778,118	169,494	—	1,247,612
Menelaos Scouloudis,	2010	1	—	263,657	1,248,609	21,241	1,533,508
Chief Marketing Officer	2011	1	—	955,698	368,480	22,290	1,346,469
	2012	1	—	1,359,977	210,372	22,290	1,592,640

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

(3)	All other compensation consists of private medical insurance, life insurance, and for Mr. Moukas, Mr. Kaskavelis and Mr. Scouloudis, a car allowance.

(4)	Mr. Cheung commenced employment with Velti in September 2009. He stepped down as our CFO in January 2013

(5)	Mr. Kaskavelis stepped down as our chief operating officer in April 2013.

(6)	Ms. Rau commenced employment with Velti in August 2010.
Grants of Plan-Based Awards in 2012
The following table provides information regarding the amount of equity awards granted in 2012 for each of the named executive officers. Our executive officers do not participate in an executive bonus plan.

Name	Grant Date(1)	All Other Share Awards: Number of Shares or Units (#)(2)	All Other Option Awards: Number of Securities Underlying Options (#)(3)	Exercise or Base Price of Option Awards ($/sh)	Grant Date Fair Value of Share and Option Awards ($)(4)
Alex Moukas	2/24/2012	—	61,316	10.48	356,566
	2/24/2012	104,300	—	—	1,084,720
	2/24/2012	116,827	—	—	1,215,001
Wilson W. Cheung	2/24/2012	—	23,317	10.48	135,593
	2/24/2012	39,663	—	—	412,495
	2/24/2012	14,423	—	—	149,999
Chris Kaskavelis	2/24/2012	—	42,662	10.48	248,088
	2/24/2012	72,570	—	—	754,728
	2/24/2012	82,212	—	—	855,005
Sally J. Rau	2/24/2012	—	29,147	10.48	169,494
	2/24/2012	49,579	—	—	515,622
	2/24/2012	25,240	—	—	262,496
Menelaos Scouloudis	2/24/2012	—	36,176	10.48	210,372
	2/24/2012	61,536	—	—	639,974
	2/24/2012	69,231	—	—	720,002

(1)	Grant date equals the date approved by our Remuneration Committee.

(2)
A portion of the shares vest over one year in equal monthly tranches through December 31, 2012. The remaining shares vest over four years at the rate of 25% per year on the anniversary of the date of grant.

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

Description of Plan-Based Awards
All options and deferred share awards granted to the named executive officers in fiscal year 2011 were granted under the Velti Share Incentive Plan or the Velti 2009 U.S. Employee Share Incentive Plan and are governed by the terms and conditions of such plan and the applicable award agreements. Total annual compensation established for each named executive officer was divided 45% into annual compensation and 55% into long term compensation, with the cash portion payable to Mr. Cheung and Ms. Rau paid as annual compensation. All equity-based annual compensation was payable as deferred share units; long term compensation was comprised of an equal mix of share options that vest over four years and deferred share units that vest over four years. We believe the ratio of these awards offers an appropriate balance between a leveraged upside opportunity and a reliable level of income. A share option is the right to purchase shares of our shares at a fixed exercise price for a fixed period of time. Deferred share awards are restricted stock unit awards of our ordinary shares.
Each named executive officer was awarded the following deferred share units as additional annual compensation, reflecting the reduced annual base salary cash compensation payable to each such named executive officer (but reflecting the cash compensation paid to Mr. Cheung and Ms. Rau), and accordingly the following deferred share awards vested in equal monthly amounts over the fiscal year ended December 31, 2012:

Name	Number of Deferred Shares Awarded Vesting Over One Year
Alex Moukas	116,827
Wilson W. Cheung	14,423
Christos Kaskavelis	82,212
Sally J. Rau	25,240
Menelaos Scouloudis	69,231

The remaining deferred share awards, and all share options, granted during 2012 vest in equal annual amounts over four years on the anniversary of the date of grant:

Name	Deferred Shares	Share Options
Alex Moukas	104,300	61,316
Wilson W. Cheung	39,663	23,317
Christos Kaskavelis	72,570	42,662
Sally J. Rau	49,579	29,147
Menelaos Scouloudis	61,536	36,176

Outstanding Equity Awards at 2012 Fiscal Year-End
The following table provides information on the current holdings of share options and unvested deferred share awards by our named executive officers at December 31, 2012.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END 2012
	Option Awards					Share Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date		Number of Shares or Units of Shares That Have Not Vested (#)	Market Value of Shares or Units of Shares That Have Not Vested ($)(1)
Alex Moukas	65,000	—	4.95	5/13/2020	(2)
	276,498	276,497	4.95	5/13/2020	(2)
	20,708	62,121	12.10	3/18/2021	(3)
	—	61,316	10.48	2/24/2022	(4)
						180,096	810,432
Wilson W. Cheung	30,000	—	4.95	5/13/2020	(2)
	56,250	56,250	4.95	5/13/2020	(2)
	8,264	24,792	12.10	3/18/2021	(3)
	208	621	12.10	3/18/2021	(3)
	—	17,488	10.48	2/24/2022	(4)
	—	23,317	10.48	2/24/2022	(4)
						73,347	330,062
Chris Kaskavelis	50,000	—	4.95	5/13/2020	(2)
	207,374	207,373	4.95	5/13/2020	(2)
	15,060	45,179	12.10	3/18/2021	(3)
	—	42,662	10.48	2/24/2022	(4)
						128,587	578,642
Sally J. Rau	8,264	24,792	12.10	3/18/2021	(3)
	2,090	6,269	12.10	3/18/2021	(3)
	—	21,861	10.48	2/24/2022	(4)
	—	29,147	10.48	2/24/2022	(4)
	93,750	93,750	9.45	9/12/2020	(5)
	50,000	—	9.45	9/12/2020	(5)
						99,081	445,865
Menelaos Scouloudis	40,000	—	4.95	5/13/2020	(2)
	190,092	190,092	4.95	5/13/2020	(2)
	13,178	39,532	12.10	3/18/2021	(3)
	—	36,176	10.48	2/24/2022	(4)
						111,779	503,006

(1)
The market value of unvested shares is calculated by multiplying the number of unvested shares held by the applicable named executive officer by the closing price of our ordinary shares on December 31, 2012, which was $4.50.

(2)	The share options and deferred share awards vest over four years at the rate of 25% per year on the anniversary of the date of grant, which was May 13, 2010.

(3)	The share options and deferred share awards vest over four years at the rate of 25% per year on the anniversary of the date of grant, which was March 18, 2011.

(4)	The share options and deferred share awards vest over four years at the rate of 25% per year on the anniversary of the date of grant, which was February 24, 2012.

(5)	The share options and deferred share awards vest over four years at the rate of 25% per year on the anniversary of the date of grant, which was September 12, 2010.
Option Exercises and Shares Vested in Fiscal 2012

The following table provides information for the named executive officers on share option exercises and sales of vested share options during the year ended December 31, 2012, including the number of shares acquired upon exercise and the value realized, before payment of any applicable withholding tax and broker commissions, and deferred share awards that vested during the same period.

OPTION EXERCISES AND STOCK VESTED IN FISCAL YEAR 2012
	Option Awards		Share Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Alex Moukas	—	—	148,642	1,273,046
Wilson W. Cheung	—	—	28,776	266,979
Chris Kaskavelis	—	—	105,797	907,977
Sally J. Rau	—	—	46,949	412,867
Menelaos Scouloudis	—	—	90,482	778,512

Termination Benefits
If employment of any of our executive officers is terminated without cause or should such executive officer voluntarily terminate his or her employment for good reason, such executive officer is entitled to severance comprising continuing salary equal to nine months. In addition, such executive officer is entitled to continued health benefits under COBRA or similar provision for the severance term. In the event of a change of control, vesting of 50% of such executive officer's then outstanding unvested equity awards accelerates as of the effective date of the change of control. If such executive officer's employment is terminated without cause within 18 months following a change of control, such executive officer is entitled to receive severance equal to 12 months continuing salary, vesting of all then outstanding unvested equity awards and continuation of health benefits under COBRA or similar provision for the severance term.
6.C. Board Practices
Composition and Operation of the Board of Directors
Our Articles of Association provide that the board of directors may consist of between two and 12 directors, and our board of directors currently has seven members, including our chief executive officer and chief operating officer. Mr. Jerry Goldstein retired from our Board effective January 23, 2012. The board of directors is responsible for formulating strategy, corporate and capital structure, overseeing financial reporting and auditing, external communication, board appointments, compensation policy and maintenance of corporate governance standards. The board of directors is also responsible for ensuring that the necessary internal control mechanisms are in place to identify business, financial and operating risks and developing adequate structures and policies to mitigate those risks.
Terms of Directors; Nominations of Directors
At each annual meeting of our shareholders, one-third of our directors must “retire,” whereby their terms essentially expire and, if they wish to continue to serve as a director, they become subject to re-election to the board of directors by our shareholders. To implement this staggered re-election process, any director who was elected or last re-elected to the board of directors at or before the annual meeting of shareholders held three years prior to the current year annual meeting of shareholders is required to retire. In addition, such additional number of directors will be required to “retire” or essentially resign, in the order of first re-election or appointment to the board in order to ensure the number of retiring directors is one-third of the total number of directors in office on the date of the notice of the annual meeting. In addition, any director appointed by the board (either as an additional director or to fill a vacancy) must retire at the first annual general meeting following his or her appointment. All such retiring directors are automatically eligible for re-election, except in any of the following cases:

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
The appointment of each director is subject to Velti's Articles of Association, which provide that a director's office shall be terminated if, among other things, the director is absent from board meetings for six months without leave or is prohibited by law from acting as a director. We may appoint another person to replace the removed director or appoint any additional number of directors, not to exceed the maximum number as set forth in our Articles of Association.
All directors other than Mr. Potamianos and Ms. Baker were appointed to the board at the same time in 2009; accordingly, the order of retirement is determined by agreement among the directors, with two directors retiring at each annual general meeting.
Director Independence
Our board of directors has determined that each of Messrs. Mann, Hobley, Negroponte and Potamianos, our non-executive directors, has no relationship which, in the opinion of the board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and is an “independent director” as defined by the applicable rules of The NASDAQ Stock Market, Inc. Mr. Moukas and Ms. Baker, as chief executive officer and interim chief operating officer, respectively, are not independent for purposes of the applicable NASDAQ rules. In the event that Ms. Baker services as interim chief operating officer are for less than one year, and the board of directors determines there is no relationship which would interfere with the exercise of her independent judgment in carrying out her responsibilities as a director, Ms. Baker would be able to regain her “independent director” status as defined by the applicable rules of The NASDAQ Stock Market, Inc.
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
Remuneration Committee
Our Remuneration Committee, which would commonly be referred to in the U.S. as the compensation committee, consists of Mr. Mann, Mr. Hobley and Ms. Baker. The board of directors has determined that each of the committee members, except for Ms. Baker, who became our interim chief operating officer in April 2013, satisfies the independence requirements of The NASDAQ Stock Market, qualifies as a non-employee director as defined pursuant to Rule 16b‑3 promulgated under the Exchange Act. The board of directors expects that Ms. Baker will step down as a member of the Remuneration Committee while serving as our interim chief operating officer with the vacancy to be filled by another of our independent directors.
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
 Committee Charters and Other Corporate Governance Materials
The board of directors has adopted a written charter for each of the Audit Committee, the Remuneration Committee and the Nominating and Corporate Governance Committee. A copy of our charters is available on our corporate website at www.velti.com. We do not incorporate the information on our website into this Annual Report and shareholders should not consider any such information that can be accessed through our website as part of this Annual Report.
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
Compensation Committee Interlocks and Insider Participation
During 2012, David Mann, David Hobley and Mari Baker served on our Remuneration Committee. Except for Ms. Baker, who became our interim chief operating officer in April 2013, none of the members of the Remuneration Committee has been an officer or employee of Velti. None of our executive officers serves on the board of directors or compensation committee of a company that has an executive officer that serves on our board of directors or the Remuneration Committee.
6.D. Employees
The following table presents the number of our employees categorized by geographic location as of December 31, 2012:

Americas	264
Europe	649
Asia/Africa	222
Total	1,135

The following table presents the number of our employees categorized by activity as of December 31, 2012:

Research and development	573
Sales and marketing	314
General and administrative	248
Total	1,135

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
6.E. Share Ownership
Beneficial Ownership of Executive Officers and Directors
The following table sets forth certain information as of March 28, 2013 regarding the beneficial ownership of our ordinary shares by each of our directors and executive officers:

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)
Alex Moukas(3)(4)	3,983,918	6.0
Wilson W. Cheung(5)	216,778	*
Jeffrey G. Ross	15,000	*
Chris Kaskavelis(6)	4,249,626	6.4
Sally J. Rau(7)	185,771	*
Menelaos Scouloudis(8)	884,862	*
David Mann(9)	155,192	*
David Hobley	144,819	*
Nicholas Negroponte	785,449	*
Phokion Potamianos(10)	247,550	*
Mari Baker	16,489	*

* - Less than 1%

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

(2)	The percentages shown are based on 66,122,634 ordinary shares issued and outstanding as of March 28, 2013.

(3)
Under a decision of the Athens Court of Appeals passed on March 26, 2009 (decision 1593/2009) (the "Decision") Alex Moukas, Chris Kaskavelis and Menelaos Scouloudis have been ordered to deliver certain of our ordinary shares in which they are interested to two individuals (the "Claimants") in connection with a dispute between those directors and the Claimants related to the acquisition by those directors of certain shares in Velti S.A. from the Claimants in 2006. The disputed shares are to be delivered as follows: (i) 131,503 shares to be delivered by Mr. Moukas, (ii) 131,503 shares to be delivered by Mr. Kaskavelis, and (iii) 51,502 shares to be delivered by Mr. Scouloudis. These directors have lodged an appeal against the Decision under protocol number 1039/02 Oct 2009. In the event that the appeal is rejected and the claim is not otherwise settled, it is possible that these directors may be obliged to transfer the disputed shares to the Claimants, which would commensurately reduce their respective shareholdings in us. The holdings of each of Messrs. Moukas, Kaskavelis and Scouloudis reflected in the table above include the shares subject to the decision.

(4)
Includes 536,491shares subject to currently exercisable options or options vesting within 60 days of March 28, 2013, granted under our Share Incentive Plan. Also includes 19,646 shares subject to vesting within 60 days of March 28, 2013.

(5)
Includes 137,148 shares subject to currently exercisable options or options vesting within 60 days of March 28, 2013, granted under our Share Incentive Plan. Also includes 9,375 deferred shares subject to vesting within 60 days of March 28, 2013.

(6)
Includes 401,847 shares subject to currently exercisable options or options vesting within 60 days of March 28, 2013, granted under our Share Incentive Plan. Also includes 14,735 deferred shares subject to vesting within 60 days of March 28, 2013.

(7)	Includes 171,745 shares subject to currently exercisable options or options vesting within 60 days of March 28, 2013, granted under our Share Incentive Plan.

(8)
Includes 360,538 shares subject to currently exercisable options or options vesting within 60 days of March 28, 2013, granted under our Share Incentive Plan. Also includes 13,507 deferred shares subject to vesting within 60 days of March 28, 2013.

(9)	Includes 15,000 shares held by the D W Mann Children's Trust 1983.

(10)
Includes 236,100 shares held by Sylvina Capital L.P., a Delaware limited partnership (Sylvina). Mr. Potamianos is a general partner of Sylvina and as such, has shared voting and investment control over the shares held by Sylvina. Mr. Potamianos disclaims beneficial ownership of these shares, except to the extent of any pecuniary interest therein.

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
Plan Limits. The maximum number of shares which may be issued in aggregate under all of our share incentive plans must not exceed 15% of our outstanding ordinary share capital on the date of grant, less all equity awards made in the prior three years pursuant to such share incentive plans that have not yet vested or that are subject to share options that have not yet been exercised. We currently maintain three share incentive plans, all of which are subject to this overall award limitation: the General Share Incentive Plan, the 2009 U.S. Employee Share Incentive Plan (the U.S. Employee Share Incentive Plan) and the 2009 U.S. Non-Employee Share Incentive Plan (the U.S. Non-Employee Share Incentive Plan).
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
Grant of Awards. Awards may only be granted: (i) within 42 days immediately following the date when the General Share Incentive Plan was adopted or the announcement of our final or interim results in respect of any financial year, (ii) within 14 days immediately following a participant becoming an eligible employee or (iii) on any day on which our board of directors resolves that exceptional circumstances exist which justify the grant of an award. No award can be granted later than April 26, 2016, or in circumstances which would breach our share dealing code, or constitute market abuse.
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
Lapse of Awards. Awards lapse on the earliest of: (i) the tenth anniversary of the date of the award, or (ii) following a corporate transaction of one of the types described below, (iii) when the participant ceases to be an employee because of dismissal for cause, (iv) in respect of vested share options and share appreciation rights, six months following cessation of employment for one of the "good leaver" reasons other than death (unless we exercise discretion to permit these awards to remain exercisable for a longer period), (v) in respect of vested share options and share appreciation rights, one year following the participant's death, (vi) in respect of conditional share awards or deferred share awards, on cessation of employment (unless we exercise discretion to permit accelerated or continued vesting) or (vii) on our winding-up.
Takeovers, Reconstructions, Liquidation and Variation of Share Capital. If any of the following corporate transactions take place, awards continue to vest (and if relevant be exercisable) for the following periods, following which they lapse: (i) six months after a general offer to acquire shares becomes wholly unconditional, (ii) one month after a person becomes bound or entitled to acquire shares under Part 18 of the Jersey Companies Law, (c) one month after a court sanctions a scheme of arrangement under Part 18A of the Jersey Companies Law and (iii) one month after the passing of a resolution for our winding-up by way of summary winding-up. Any unvested awards which do not vest during the specified period are deemed to vest at the time of the corporate transaction on a pro rata basis unless we exercise discretion to permit them to vest in a greater amount or in full. Notwithstanding the foregoing, where a corporate transaction occurs, we may procure that the participants will be granted new rights in substitution for their existing rights, provided that the new rights are no less valuable overall than the prior rights. If there is any variation in our share capital, awards will be adjusted in such manner as our board of directors considers appropriate.
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
U.S. Employee Share Incentive Plan
General. The purpose of the U.S. Employee Share Incentive Plan is to assist us in attracting, motivating, retaining and rewarding high-quality executives and other employees. The U.S. Employee Share Incentive Plan allows for the award of: (i) incentive share options, (ii) non-qualified share options, (iii) restricted share awards, (iv) unrestricted share award and (v) deferred share awards. All awards under the U.S. Employee Share Incentive Plan are granted in our ordinary shares. Share options are generally not assignable or otherwise transferable, other than in the event of the participant's death. However, our board of directors may in certain cases permit a non-qualified share option to be transferred to a member of a participant's family, family trust, or an entity solely owned by the participant's family members.
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
Plan Limits. The maximum number of shares which may be issued pursuant to awards made under the U.S. Employee Share Incentive Plan is 5,250,000 shares. In addition, the maximum number of shares which may be issued in aggregate under all of our share incentive plans must not exceed 15% of our outstanding ordinary share capital on the date of grant, less all equity awards made in the prior three years pursuant to such share incentive plans that have not yet vested or that are subject to share options that have not yet been exercised.
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
Share Awards. Under a restricted share award, also known as a deferred share award, shares are issued or transferred to a participant, subject to such restrictions and conditions as we may impose, such as conditions based on continued employment and/or achievement of pre-established performance goals and objectives, and failure to satisfy such conditions shall result in the forfeiture of such shares. Subject to the foregoing, holders of restricted shares shall have all of the rights associated with being one of our shareholders. Participants may also be granted unrestricted share awards, and any such shares are not subject to any conditions and/or restrictions.
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

Takeovers, Reconstructions, Liquidation and Variation of Share Capital. If any of the following corporate transactions take place, awards continue to vest (and if relevant be exercisable) for the following periods, following which they lapse: (i) six months after a general offer to acquire shares becomes wholly unconditional, (ii) one month after a person becomes bound or entitled to acquire shares under Part 18 of the Jersey Companies Law, (iii) one month after a court sanctions a scheme of arrangement under Part 18A of the Jersey Companies Law and (iv) one month after the passing of a resolution for our winding-up by way of summary winding-up. We have the discretion to permit any unvested awards which do not vest during the specified period to vest in a greater amount or in full. Notwithstanding the foregoing, where a corporate transaction occurs, we may procure that existing awards will be assumed or substituted for rights in an acquiring company (if applicable), with such adjustment as we consider appropriate, or settled in cash, as our board of directors shall determine. If there are any capitalization changes in our shares, awards will be adjusted in such manner as our board of directors considers appropriate.
Lapse of Awards. Once any portion of an option becomes vested and exercisable, it generally shall continue to be exercisable by the grantee or his or her representatives and legatees at any time or times prior to the earliest of (1) the date which is (i) twelve months following the date on which the grantee's service terminates due to death or disability or (ii) three months following the date on which the grantee's service terminates if the termination is due to any other reason, or (2) the expiration date set forth in the option agreement, following which, to the extent that it has not been exercised, the option shall lapse, unless the grantee's employment is terminated for cause, in which case the option shall terminate immediately and be null and void upon the date of termination.
Amendment and Termination. Our board of directors may amend or terminate the U.S. Employee Share Incentive Plan or any individual award at any time, except that no action can adversely affect an outstanding award without the holder's consent unless: (a) required to ensure that a share option is treated as an ISO or (ii) to comply with applicable law. Additionally, none of the following amendments may be made without the approval of our shareholders: (a) an increase in the maximum share limits, (b) a modification for which shareholder approval is required by law or (c) an alteration of the class of employees eligible to receive ISOs. The U.S. Employee Share Incentive Plan shall continue in effect until the earliest of: (x) ten years after its adoption by our board of directors, (y) its termination by our board of directors or (z) the date on which all of the shares available for issuance under the U.S. Employee Share Incentive Plan have been issued and all restrictions on such shares under the terms of the U.S. Employee Share Incentive Plan and the applicable award agreements have lapsed.
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
U.S. Non-Employee Share Incentive Plan
General. The purpose of the U.S. Non-Employee Share Incentive Plan is to assist us in attracting, motivating, retaining and rewarding high-quality non-employee directors and consultants. The U.S. Non-Employee Share Incentive Plan allows for the award of: (i) share options, (ii) restricted share awards (iii) unrestricted share awards and (iv) deferred share awards. All awards under the U.S. Non-Employee Share Incentive Plan are granted in our ordinary shares. Share options are generally not assignable or otherwise transferable, other than in the event of the participant's death. However, our board of directors may in certain cases permit a share option to be transferred to a member of a participant's family, family trust or an entity solely owned by the participant's family members.

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
Plan Limits. The maximum number of shares which may be issued pursuant to awards made under the U.S. Employee Share Incentive Plan is 750,000 shares. In addition, maximum number of shares which may be issued in aggregate under all of our share incentive plans must not exceed 15% of our outstanding ordinary share capital on the date of grant, less all equity awards made in the prior three years pursuant to such share incentive plans that have not yet vested or that are subject to share options that have not yet been exercised.
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
Share Awards. Under a restricted share award, also known as a deferred share award, shares are issued to a participant, subject to such restrictions and conditions as we may impose, such as conditions based on continued employment and/or achievement of pre-established performance goals and objectives, and failure to satisfy such conditions shall result in the forfeiture of such shares. Subject to the foregoing, holders of restricted shares shall have all of the rights associated with being one of our shareholders. Participants may also be granted unrestricted share awards, and any such shares are not subject to any conditions and/or restrictions.
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
Takeovers, Reconstructions, Liquidation and Variation of Share Capital. If any of the following corporate transactions take place, awards continue to vest (and if relevant be exercisable) for the following periods, following which they lapse: (i) six months after a general offer to acquire shares becomes wholly unconditional, (ii) one month after a person becomes bound or entitled to acquire shares under Part 18 of the Jersey Companies Law, (iii) one month after a court sanctions a scheme of arrangement under Part 18A of the Jersey Companies Law and (iv) one month after the passing of a resolution for our winding-up by way of summary winding-up. We have the discretion to permit any unvested awards which do not vest during the specified period to vest in a greater amount or in full. Notwithstanding the foregoing, where a corporate transaction occurs, we may procure that existing awards will be assumed or substituted for rights in an acquiring company (if applicable), with such adjustment as we consider appropriate, or settled in cash, as our board of directors shall determine. If there are any capitalization changes in our shares, awards will be adjusted in such manner as our board of directors considers appropriate.
Amendment and Termination. Our board of directors may amend or terminate the U.S. Non-Employee Share Incentive Plan or any individual award at any time, except that no action can adversely affect an outstanding award without the holder's consent unless to comply with applicable law. The U.S. Non-Employee Share Incentive Plan shall continue in effect until the earliest of: (i) ten years after its adoption by our board of directors, (ii) its termination by our board of directors or (iii) the date on which all of the shares available for issuance under the U.S. Non-Employee Share Incentive Plan have been issued and all restrictions on such shares under the terms of the U.S. Non-Employee Share Incentive Plan and the applicable award agreements have lapsed.
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
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders
The following table sets forth as of March 28, 2013 certain information regarding the beneficial ownership of our ordinary shares by all shareholders known to us to own beneficially 5.0% or more of our ordinary shares:

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)
Alex Moukas(3)	3,983,918	6.0
Christos Kaskavelis(4)	4,249,626	6.4
FMR LLC(5) 82 Devonshire Street Boston, MA 02109	5,474,024	8.3
Discovery Equity Partners, L.P.(6) 191 North Wacker Drive Suite 1685 Chicago, Illinois 60606	3,463,292	5.2
Columbia Wanger Asset Management LLC(7) 227 Monroe Street Chicago, ILL 60606	3,295,000	5.0

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

(2)	The percentages shown are based on 66,122,634 ordinary shares issued and outstanding as of March 28, 2013.

(3)
Includes 362,206 shares subject to currently exercisable options or options vesting within 60 days of March 28, 2013 granted under our Share Incentive Plan, and 68,313 deferred shares subject to vesting within 60 days of March 28, 2013.

(4)
Includes 272,434 shares subject to currently exercisable options or options vesting within 60 days of March 28, 2013 granted under our Share Incentive Plan, and 48,990 deferred shares subject to vesting within 60 days of March 28, 2013.

(5)
Based on Schedule 13G filed with the Securities and Exchange Commission on February 14, 2013. Includes 5,381,044 ordinary shares beneficially owned by Fidelity Management & Research Company (Fidelity), a wholly-owned subsidiary of FMR LLC (FMR), in its capacity as an investment adviser; 92,980 ordinary shares held by Pyramis Global Advisors Trust Company (PGATC), an indirect wholly-owned subsidiary of FMR, in its capacity as an investment advisor. Edward C. Johnson 3d, Chairman of FMR, and FMR, through its control of Fidelity and the funds each has sole power to dispose of the 5,381,044 shares owned by the Funds. Edward C. Johnson 3d and FMR, through its control of PGATC, each has sole dispositive power over 92,980 shares and sole power to vote or to direct the voting of 92,980 of the shares owned by the institutional accounts managed by PGATC. Members of the family of Edward C. Johnson 3d are the predominant owners, directly or through trusts, of Series B voting common shares of FMR, representing 49% of the voting power of FMR. The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Neither FMR nor Edward C. Johnson 3d, has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees.

(6)
Based on Schedule 13D filed with the Securities and Exchange Commission on February 15, 2013. This Schedule 13D was filed jointly by Discovery Equity Partners, L.P. (Discovery Equity Partners); Discovery Group I, LLC (Discovery Group); David J. Donoghue; and Michael R. Murphy. Includes 3,463,292 shares over which Discovery Equity Partners; Discovery Group; and Messrs. Donoghue and Murphy has shared voting and dispositive power. Discovery Group is the sole general partner of Discovery Equity Partners. Messrs. Donoghue and Murphy are the sole managing members of Discovery Group. As a consequence, Discovery Group and Messrs. Donoghue and Murphy may be deemed to share beneficial ownership of all the shares owned by Discovery Equity Partners.

(7)	Based on Schedule 13G filed with the Securities and Exchange Commission on February 14, 2013. Includes 3,295,000 shares over which it has sole voting and dispositive power.

Significant Changes in the Ownership of Major Shareholders
On January 28, 2011, we issued 12.5 million additional shares in our initial public offering in the United States and our listing on the NASDAQ Global Select Market, for net proceeds of $134.1 million, resulting in a significant change in the percentage of our outstanding shares owned by major shareholders. We issued a further 9,474,275 ordinary shares on June 14, 2011 in a follow on offering in the United States, for net proceeds of $136.8 million.
Major Shareholders Voting Rights
Our major shareholders do not have different voting rights from any other of our shareholders.
Record Holders
Based on a review of the information provided to us by our U.S. transfer agent, as of March 28, 2013, there were approximately 284 record holders, of which 48 record holders holding approximately 99.0% of our ordinary shares had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 97.9% of our outstanding ordinary shares as of such date).
7.B. Related Party Transactions
Related Party Debt
Please see Note 13 in the Notes to the Consolidated Financial Statements attached to this Annual Report for a discussion of related party transactions.
7.C. Interests of Experts and Counsel
Not applicable.

ITEM 8. FINANCIAL INFORMATION
8.A. Consolidated Statements and Other Financial Information
The consolidated financial statements for the Fiscal Years ended December 31, 2012, 2011 and 2010, as required under Item No. 18 are attached hereto and found immediately following the text of this Annual Report on Form 20-F.  The audit report of Baker Tilly Virchow Krause LLP as of December 31, 2012 and 2011 and each of the three years in the period ended December 31, 2012, is included therein immediately preceding the financial statements.
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
Indemnification Claims
We recently received letters on behalf of several of our customers notifying us that the customers had received letters from a third party which alleged that certain of our customer's applications infringed the patent rights of the third party. In turn, our customers have alleged that we are obligated to indemnify them relating to these matters as the claims allegedly relate to services that we provide to the customers. We are currently investigating the related issues.
Patent Litigation
On March 9, 2012, Augme Technologies, Inc. filed a complaint against Velti USA, Inc. in the United States District Court for the District of Delaware (case no. 1:12cv294), alleging infringement of three patents held by Augme. On May 4, 2012, Velti responded to the complaint by filing a motion to dismiss and motion to strike certain claims in the complaint. On May 18, 2012, in response to the motion, Augme filed an opposition and also filed a First Amended Complaint. Velti responded to the First Amended Complaint (and asserted counterclaims of non-infringement and invalidity) on June 4, 2012. On March 22, 2013, Velti Limited and Velti entered into a settlement with Augme, pursuant to which Augme and Velti settled the two pending lawsuits as between each other. Pursuant to the settlement, (i) Augme has granted Velti a paid-up license in all patents owned by Augme with a priority date on or before March 22, 2013 for the life of those patents, (ii) Velti has granted Augme a paid-up license in all patents owned by Velti with a priority date on or before March 22, 2013, (iii) Augme and Velti have covenanted not to sue each other on such patents, (iv) Augme and Velti have dismissed the lawsuits as to each other with prejudice with each side to bear its own costs, (v) Augme and Velti have released each other as to the subject matter of the lawsuits with neither party making any admission of liability, and (vi) Velti will pay Augme a lump sum payment of $200,000 no later than 10 business days following the dismissal of the lawsuits. On March 29, 2013, the Court granted a joint motion to dismiss the case with prejudice, pursuant to the settlement agreement. The matter is now officially closed.
In re A2P SMS Antitrust Litigation
On June 14, 2012, Air2Web, Inc., was named as a defendant in a consolidated class action complaint filed in the United States District Court for the Southern District of New York on behalf of a purported class of lessees of common short codes used in application-to-person SMS messaging. In re A2P SMS Antitrust Litigation, Case No. 12-cv-2656 (AJN). The plaintiffs allege that the defendants, which include all major U.S. wireless carriers, CTIA - The Wireless Association®, WMC Global, Inc., and certain aggregators (including Air2Web) violated federal antitrust law by conspiring to reduce competition and fix prices in, and conspiring to monopolize, the market for application-to-person SMS transmission in the United States. The plaintiffs seek injunctive relief and treble damages, in an undisclosed amount, jointly and severally from all defendants for injuries allegedly sustained from April 5, 2008, until the present. On August 14, 2012, several groups of defendants, including Air2Web, filed motions to dismiss the complaint in its entirety, and a number of defendants also filed motions to compel arbitration of this dispute and to stay these proceedings pending arbitration. A decision on those motions is pending. Plaintiffs have not yet responded to those motions. Because this action is in its very early stages, and due to the inherent uncertainties surrounding the litigation process, we are unable to reasonably assess the likelihood of any particular outcome at this time.
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
None
ITEM 9. THE OFFER AND LISTING
9.A. Ordinary Share Trading Information
Our ordinary shares were quoted on AIM from May 3, 2006, to May 3, 2011. Our ordinary shares have traded on the NASDAQ Global Select Market since January 28, 2011 under the symbol “VELT.”
The following table sets forth, for the periods indicated, the high and low market prices for our ordinary shares on AIM in British pounds sterling.

	High	Low
Fiscal Year Ended December 31, 2008	1.975	1.235
Fiscal Year Ended December 31, 2009	2.000	1.090
First Quarter	3.390	2.045
Second Quarter	5.100	2.960
Third Quarter	6.290	3.970
Fourth Quarter	6.160	4.695
Fiscal Year Ended December 31, 2010	6.290	2.045
First Quarter	8.883	4.950
Second Quarter (up to May 3, 2011)	10.420	7.505
Fiscal Year Ending December 31, 2011 (up to May 3, 2011)	10.420	4.950

The high and low prices listed represent the latest quotes obtained from Proquote International, a data vendor owned by the London Stock Exchange.
The following table sets forth, for the periods indicated, the high and low market prices for our ordinary shares on the NASDAQ Global Select Market in U.S. dollars, since our initial listing on January 28, 2011:

	High	Low
First Quarter 2011 (from January 28, 2011)	$15.89	$9.91
Second Quarter 2011	19.32	12.40
Third Quarter 2011	20.00	6.22
Fourth Quarter 2011	9.46	6.04
Fiscal Year Ended December 31, 2011	20.00	6.04
First Quarter 2012	14.65	6.25
Second Quarter 2012	13.62	5.61
Third Quarter 2012	10.43	4.99
For October 2012	9.11	6.93
For November 2012	7.55	3.31
For December 2012	5.99	3.07
Fiscal Year Ended December 31, 2012	14.65	3.07
For January 2013	5.79	3.64
For February 2013	4.39	3.41
For March 2013	4.01	1.85

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
Our articles of incorporation were subsequently amended to (i) remove references to AIM, (ii) include provisions to better facilitate proxy voting by our beneficial holders in the Depository Trust Company system and (iii) address non-executive director fees. A description of such changes is hereby incorporated by reference to Exhibit 1 on Form 6-K filed on June 15, 2011 and by reference to the amended articles filed as Exhibit 1.1 to Form 6-K filed on August 3, 2011.

A copy of our current memorandum and articles of association is also filed as Exhibit 1.1 to this Annual Report.

10.C. Material Contracts
In addition to our financing agreements listed under Item 5, we have entered into the following material contracts since January 1, 2011:

•	Lease agreements relating to our facilities in San Francisco, California and Athens, Greece;

•	Agreement relating to the acquisition of Mobclix, Inc., dated September 30, 2010, as amended by Amendment No. 1 thereto, dated May 1, 2011;

•	Agreement relating to the sale and purchase of the entire issued share capital of Mobile Interactive Group Limited dated November 14, 2011 by and among Barry Houlihan and others and Velti plc;

•	Share Purchase Agreement among Velti plc, Ydon Holdings Ltd., the Shareholders of Ydon Holdings Ltd. and Xin Ye dated September 22, 2011;

•	First Amendment to Lease Agreement dated November 15, 2011 between PPF Paramount One Market Plaza Owner, L.P. and Velti USA, Inc.

•	Second Amendment to Lease Agreement dated May 18, 2012 between PPF Paramount One Market Plaza Owner, L.P. and Velti USA, Inc.

•	Deed of Variation dated August 9, 2012 to Agreement to purchase shares of Mobile Interactive Group Limited;

•
Credit Agreement dated as of August 10, 2012 among Velti Inc., Velti plc, Mobile Interactive Group Limited and Velti Mobile Platforms Limited as Borrowers, HSBC Bank plc, HSBC Bank USA, National Association and the lenders from time to time party thereto, and HSBC Bank USA, National Association, as Administrative Agent;

•	Framework, Guarantee and Call Option Agreement dated November 12, 2012 between the Sellers and the Purchasers thereto;

•	Offer Letter dated December 4, 2012 between Velti plc and Jeffrey G. Ross;

•
First Amendment to Credit Agreement during December 2012 among Velti Inc., Velti plc, Mobile Interactive Group Limited and Velti Mobile Platforms Limited as Borrowers, HSBC Bank plc, HSBC Bank USA, National Association and the lenders from time to time party thereto, and HSBC Bank USA, National Association, as Administrative Agent.

•	Limited Waiver dated April 3, 2013 to Credit Agreement dated August 10, 2012.
10.D. Exchange Controls
None.
10.E. Taxation
The following is a discussion of certain material income tax consequences of an investment in our ordinary shares based upon laws and relevant interpretations thereof in effect as of the date of this Annual Report, all of which are subject to change. This discussion does not address all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under state, local and other tax laws. This discussion does not constitute legal or tax advice and shareholders should consult their tax advisors with respect to the consequences of acquisition, ownership and disposition of our ordinary shares. Shareholders should be aware that tax rules and practice and their interpretation may change.
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
U.S. Federal Income Tax Consequences
The following discussion describes, as of the date of this filing, the material U.S. federal income tax considerations applicable to “U.S. Holders” of the purchase, ownership and disposition of interests in our ordinary shares. This summary is directed only to shareholders, who are residents of the U.S., and is of a general nature only; it is not intended to be legal or tax advice to any prospective purchaser.

This summary is not exhaustive of all possible tax considerations, and therefore does not address all aspects of U.S. federal income taxation that may be relevant to U.S. Holders in light of their particular circumstances. This summary is not directed to and does not address, except as provided herein, the United States federal income tax consequences of the purchase, ownership and disposition of our ordinary shares to U.S. Holders that are subject to special provisions under the Internal Revenue Code of 1986, as amended (the Code), including the following U.S. Holders that: (i) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (ii) are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies, or that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (iii) have a “functional currency” other than the U.S. dollar; (iv) are liable for the alternative minimum tax under the Code; (v) own our ordinary shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; and (f) hold our ordinary shares other than as a capital asset within the meaning of Section 1221 of the Code. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the purchase, ownership and disposition of our ordinary shares. This summary also does not address the U.S. state or local income tax rules applicable to any U.S. Holders.
This summary is based on the Code, final, temporary and proposed Treasury Regulations, U.S. court decisions, and published rulings and administrative positions of the IRS interpreting the Code that are applicable and, in each case, as in effect and available, as of the date of this filing.
For purposes of this summary, a “U.S. Holder” means any shareholder that is a resident of the U.S. for purposes of the Code and is: (i) a citizen or individual resident in the U.S. for U.S. federal income tax purposes or a non-resident alien present in the U.S. for 183 days or more during the taxable year; (ii) a corporation or other entity taxable as a corporation created or organized under the laws of the U.S. or a political subdivision thereof; (iii) an estate, the income of which is subject to U.S. federal income tax regardless of the source; or (iv) a trust, if (A) a court within the U.S. is able to exercise primary supervision over the trust's administration and one or more U.S. persons have the authority to control all of its substantial decisions or (B) the trust has properly elected under applicable Treasury regulations to continue to be treated as a U.S. person.
This discussion provides general information only and is not intended to be tax advice to any purchaser of our ordinary shares. Any U.S. federal, state, or local tax advice included in this discussion was not intended or written to be used, and it cannot be used by any purchaser of our ordinary shares, for the purpose of avoiding any penalties that may be imposed by any U.S. federal, state or local governmental taxing authority or agency. Investors should consult their own independent tax advisors in determining the application to them of the U.S. federal income tax consequences set forth below and any other U.S. federal, state, local foreign or other tax consequences to them of the purchase, ownership and disposition of our ordinary shares.
U.S. Holders
Dividends. Subject to the “Status as a PFIC” discussion below, in the event a U.S. Holder receives a distribution, other than a pro rata distribution of our ordinary shares or rights with respect to our ordinary shares, the U.S. Holder will be required to include the gross amount of the distribution (including the amount of any non-U.S. taxes withheld therefrom) in gross income as a foreign source taxable dividend to the extent the distribution is paid from our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Dividends received by U.S. Holders that are corporations generally will not be eligible for a dividends received deduction. Subject to applicable limitations, dividends paid to a non-corporate U.S. Holder will constitute “qualified dividend income” subject to tax at capital gains rates (generally 20%) provided that (i) the ordinary shares are readily tradable on an established securities market in the U.S. (ii) we are not a PFIC (as discussed below) with respect to such U.S. Holder, for either our taxable year in which the dividend was paid or the preceding taxable year and (iii) certain holding period and other requirements are met. We expect our ordinary shares will be readily tradable on an established securities market in the U.S. Non-corporate U.S. Holders should consult their tax advisors regarding the availability of the lower income tax rate for dividends paid with respect to our ordinary shares.
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

The amount of any distribution paid in British pounds sterling or Euros will be equal to the U.S. dollar value of such British pounds sterling or Euros on the date such distribution is received by such U.S. Holder, regardless of whether the payment is in fact converted into U.S. dollars at that time. Gain or loss, if any, realized on the sale or other disposition of such British pounds sterling will be U.S. source ordinary income or loss, subject to certain exceptions and limitations. The amount of any distribution of property other than cash will be the fair market value of such property on the date of the distribution.
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

For this purpose, passive income generally includes dividends, interest, royalties and rents that are derived in the active conduct of a trade or business. If we own directly or indirectly at least 25% (by value) of the shares of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation's assets and receiving our proportionate share of the other corporation's income.
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
Although we do not believe we were a PFIC in 2012, 2011 or 2010, and we do not expect to become a PFIC in the foreseeable future, there can be no assurance in this regard. Shareholders are urged to consult their tax advisers concerning the U.S. federal income tax consequences of holding ordinary shares if we are considered a PFIC in any taxable year.
Under specified circumstances, certain financial information in respect of ownership in a PFIC is required to be reported on IRS Form 8621. In December, 2012, The IRS revised Form 8621, Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund and its associated instructions. A U.S. person files Form 8621 to report a direct or indirect interest in a PFIC (or a QEF). Importantly, the revised instructions to Form 8621 provide that the IRS will continue to suspend the potential expansion of the filing requirements authorized in 2010 by Section 1298(f) until the underlying regulations are published. The new Form 8621 includes a new Part I, Summary of Annual Information, that has expanded reporting requirements, but this section is reserved for future use. The new instructions provide that this new Part I is not required to be completed until such time the Section 1298(f) regulations are published. U.S. Holders that are individuals are urged to consult their tax advisors regarding the application of this reporting requirement to their ownership of ordinary shares.
Medicare Tax. For taxable years beginning after December 31, 2012, a United States person that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax on the lesser of (1) the United States person's “net investment income” for the relevant taxable year and (2) the excess of the United States person's modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between

$125,000 and $250,000, depending on the individual's circumstances). A United States person's net investment income will include its gross dividend income and its net gains from the disposition of stock, unless such dividends or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a United States person that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the ordinary shares.
Information with Respect to Foreign Financial Assets. Individuals who own “specified foreign financial assets” with an aggregate value in excess of $50,000 in taxable years beginning after March 18, 2010 will be required to file an information report (Form 8938) with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities. The IRS recently clarified that individuals do not have to report any asset on Form 8938 if you report that assets on one or more of specified forms (including Form 8621) that you timely file with the IRS for the same tax year. U.S. Holders that are individuals are urged to consult their tax advisors regarding the application of this reporting requirement to their ownership of ordinary shares.
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
Interest Rate Risk
As of December 31, 2012, we had cash and cash equivalents of $36.6 million. These amounts are held in cash. We do not enter into investments for trading or speculative purposes. Due to the short-term nature and floating interest rates of these investments, we believe that we do not have any material exposure to changes in the fair value of our investment portfolio as a result of changes in interest rates. Due to the low margin earned on these funds we do not believe a 10% change in interest rates would have a significant impact on our operating results, future earnings, or liquidity.
We are exposed to interest rate risk related to our short term financing and long term debt, which are primarily denominated in U.S. dollars and Euros with floating interest rates that are linked to Libor rate plus a spread ranging from 2.25% to 2.75% or an adjusted base rate plus a spread ranging from 1.25% to 1.75%. The spread is dependent upon our leverage ratio, as calculated according to the terms of the loan agreement. For variable rate debt, interest rate changes generally do not affect the fair value of the debt instrument, but do impact future earnings and cash flows, assuming other factors are held constant. A potential increase or decrease in Libor rates by 1% would not materially impact interest expense or cash paid for interest for the remainder of 2012 based on the $28.2 million of variable rate debt outstanding as of December 31, 2012.
Credit Risk
We do not have significant concentrations of credit risk relating to our trade receivables. The majority of our credit risk as of December 31, 2012 is attributable to trade receivables and accrued contract receivables amounting to $283 million in total. Trade receivables and accrued contract receivables are typically unsecured and are derived from revenue earned from customers. Credit risk is managed through credit approvals, establishing credit limits and continuously monitoring the creditworthiness of customers to which the company grants credit terms in the normal course of business. It is our policy that all customers who wish to transact on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis and historically our exposure to bad debts has been minimal. Credit risk from cash balances is considered low. We restrict cash transactions to high credit quality financial institutions.
Liquidity Risk
As of December 31, 2012, we had cash and cash equivalents of $36.6 million and working capital of approximately $152.7 million. In connection with the acquisition of MIG in November 2011, we will be required to make cash payments of approximately $16.5 million to the former shareholders of MIG by mid April 2013. Although we obtained a $50.0 million credit facility with HSBC in August 2012, as of March 31, 2013, the revolving credit facility was substantially utilized. Accordingly, we anticipate that we will need additional financing in the future to meet our ongoing capital commitments and to fund our operations.
In order to meet our ongoing capital commitments, we will need to seek additional capital, potentially through debt, or other equity financings. There can be no assurance that our efforts to find such financings will be successful or on terms favorable to us. Financings, if available, may be on terms that are dilutive to our shareholders, and the prices at which new investors would be willing to purchase our securities may be lower than the current price of our ordinary shares. The holders of new securities may also receive rights, preferences or privileges that are senior to those of existing holders of our ordinary shares. If new sources of financing are insufficient or unavailable, we may have to reduce substantially or eliminate expenditures or significantly modify our operating plans. As a result, our independent public accounting firm has deemed that there is substantial doubt about our ability to continue as a going concern, which in turn would likely further adversely affect our ability to conduct business with third parties as well as attract new financing or secure waivers for potential violations of covenants in our existing credit facility. There can be no assurance that we will be able to raise additional capital if our current capital resources are exhausted. If the above strategies are not successful, we could be forced to restructure our obligations or seek protection under applicable bankruptcy laws.
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
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not applicable.
ITEM 15. CONTROLS AND PROCEDURES
Evaluation of Disclosure Controls and Procedures
Our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2012. The term “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the Exchange Act), means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost benefit relationship of possible controls and procedures. Based on this evaluation, management concluded as of December 31, 2012 that our disclosure controls and procedures were not effective at the reasonable assurance level due to a material weakness in our internal control over financial reporting, which is described below.
Notwithstanding this material weakness, however, our management has concluded that our consolidated financial statements for the periods covered by and included in this Annual Report on Form 20-F fairly stated in all material respects in accordance with generally accepted accounting principles in the U.S. for each of the periods presented herein.
Management's Report on Internal Control Over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting for our company. Internal control over financial reporting is defined in Rule 13a-15(f) promulgated under the Exchange Act as a process designed by, and under the supervision of, a company's principal executive and principal financial officers, and effected by a company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

•
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2012. In making this assessment, our management used the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management determined that we did not maintain effective internal control over financial reporting as of December 31, 2012, due to the material weaknesses described below.
Management reviewed the results of its assessment with our Audit Committee. The effectiveness of our internal control over financial reporting as of December 31, 2012 has been audited by Baker Tilly Krause Virchow LLP, an independent registered public accounting firm, as stated in its report which is included in below.
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The primary factors contributing to the material weakness, which relates to our financial statement close process, were as follows:

•
We did not maintain effective controls to provide reasonable assurance that there was adequate support for certain prepaid assets and deferred costs, that the aging of previously factored accounts receivable was adequate and that accounts receivables were effectively reconciled.

•
We did not have adequate policies and procedures in place to ensure the timely, effective review of estimates, assumptions and related reconciliations of capitalized software, including tracking software asset cost by product and/or associated version release, and the timely review of revenue by product.

•
We did not have adequate policies and procedures in place to ensure the timely, effective review of estimates, assumptions and related reconciliations and analysis, relating to our tax provision calculations prepared by outside consultants.

Each of these factors combined together resulted in a material weakness in our financial close process and procedures and a determination that such close process was not adequately designed, documented and executed to support the accurate and timely reporting of our financial results.
With the oversight of senior management and our Audit Committee, we have begun taking steps and plan to take additional measures to remediate the underlying causes of the material weakness, primarily through the development and implementation of formal policies, improved processes and documented procedures, as well as the hiring of additional finance personnel. For example, we have recently hired a new chief financial officer who will be responsible for implementing some of these remedial measures.
Notwithstanding the identified material weakness, management believes the consolidated financial statements included in this Annual Report fairly represent in all material respects our financial condition, results of operations and cash flows as of and for the periods presented in accordance with U.S. GAAP.
Changes in Internal Control over Financial Reporting
Other than as described above, there was no change in our internal control over financial reporting identified in connection with the evaluation required by Rule 13a-15(d) and 15d-15(d) of the Exchange Act that occurred during the year ended December 31, 2012 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
ITEM 16. RESERVED
ITEM 16.A. AUDIT COMMITTEE FINANCIAL EXPERT
David Hobley serves as the chairman of the Audit Committee, and the board of directors has determined that he qualifies as an “audit committee financial expert” as that term is defined in the rules and regulations established by the SEC. Also, the board of directors has determined that Mr. Hobley satisfies the independence requirements of The NASDAQ Stock Market and Rule 10A-3(b)(1) under the Exchange Act.
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
ITEM 16.C. PRINCIPAL ACCOUNTING FEES AND SERVICES
We have engaged Baker Tilly Virchow Krause, LLP, as its independent registered public accounting firm.  The following table shows the aggregated fees billed by our principal accountant during the years ended December 31, 2012 and 2011:

	December 31,
	2012	2011
Audit Fees (1)	$1,176,000	$1,123,300
Audit Related Fees (2)	12,100	79,000
Tax Fees (3)	94,100	145,200
All Other Fees	—	—
Total	$1,282,200	$1,347,500

(1)	Audit fees consist of fees billed for professional services rendered during the fiscal year.

(2)
Audit related fees consisted of additional assurance services performed and consents issued related to the filing of our registration statement on Form F-1 originally filed with the SEC on May 13, 2010 and our follow-on offering completed in June 2011.

(3)	Tax Fees consist of tax compliance and tax advice related to certain foreign subsidiaries.
Our Audit Committee approved the engagement of Baker Tilly Virchow Krause, LLP based on pre-approval policies and procedures which did not delegate either the Audit Committee or Board's responsibilities to management.  The policies and procedures include approval of a fee estimate, discussion of our key accounting policies, review of the auditor's professional qualifications and agreement on application of U.S. GAAP.

ITEM 16.D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
None.
ITEM 16.E. PURCHASES OF EQUITY SECURITIES BY VELTI PLC/AFFILIATED PURCHASERS
Not applicable.
ITEM 16.F. CHANGE IN REGISTRANT CERTIFYING ACCOUNTANT
There has been no change in certifying accountant.
ITEM 16.G. CORPORATE GOVERNANCE
We are subject to a variety of corporate governance guidelines and requirements enacted by the NASDAQ Stock Market, Inc. and by the U.S. Securities and Exchange Commission under its rules and those mandated by the U. S. Sarbanes Oxley Act of 2002, as well as pursuant to Companies (Jersey) Law 1991, as amended and the rules and regulations of the Jersey Financial Services Commission. We believe that we meet corporate governance legal requirements in the United States and Jersey. We are listed on the NASDAQ Global Select Market and we meet all of the corporate governance requirements established by NASDAQ, even those corporate governance requirements to which we would be subject if we were a U.S. corporation, and that are not required of us as a foreign private issuer.
ITEM 16.H. MINE SAFETY DISCLOSURE

Not Applicable

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

ITEM 19.   EXHIBITS

Exhibit Number	Description	Reference No.
1.1	Memorandum and Articles of Association	(4)
4.1	2009 U.S. Employee Share Incentive Plan	(1)
4.2	2009 U.S. Non-Employee Share Incentive Plan	(1)
4.3	English translation of Real Estate Lease relating to the first floor of 44 Kifisias Avenue and Gravias Street, Granikou Street and Fragoklisias Street, Athens, Greece	(1)
4.4	English translation of Assignment of Sub-Lease relating to the second floor of 44 Kifisias Avenue and Gravias Street, Granikou Street and Fragoklisias Street, Athens, Greece	(1)
4.5	English translation of Real Estate Lease relating to the first floor of 42 Kifisias Avenue and Fragoklisias Street, Athens, Greece	(1)
4.6	Lease Agreement relating to 150 California Street, San Francisco, California, as amended	(1)
4.7	Form of Indemnity Agreement between Velti plc and its officers, directors and key employees	(1)
4.8	Offer Letter dated August 2, 2010 between Velti plc and Sally J. Rau	(1)
4.9	Offer Letter dated December 4,2012 between Velti plc and Jeffrey G. Ross	+
4.10	Agreement relating to the sale and purchase of the entire issued share capital of Mobile Interactive Group Limited dated November 14, 2011 by and among Barry Houlihan and others and Velti***	(5)
4.12	Share Purchase Agreement among Velti plc, Ydon Holdings Ltd., the Shareholders of Ydon Holdings Ltd. and Xin Ye dated September 22, 2011***	(5)
4.13	Share Incentive Plan	(1)
4.14	Agreement and Plan of Reorganization by and among Velti plc, Vortex Acquisition Sub, Inc., Mobclix, Inc. and Richard Talley, as Stockholders' Agent, dated September 30, 2010	(1)
4.15	Amendment No. 1 to Agreement and Plan of Reorganization, dated May 1, 2011 between Velti plc and Mobclix, Inc.	(3)
4.16	Office Lease Agreement between PPF Paramount One Market Plaza Owner, L.P., and Velti USA, Inc	(5)
4.17	First Amendment to Lease between PPF Paramount One Market Plaza Owner, L.P. and Velti USA, Inc.	+
4.18	Second Amendment to Lease between PPF Paramount One Market Plaza Owner, L.P. and Velti USA, Inc.	+
4.19	Deed of Variation dated August 9, 2012 to Agreement to purchase shares of Mobile Interactive Group Limited	(6)
4.20	Credit Agreement dated as of August 10, 2012 among Velti Inc., Velti plc, Mobile Interactive Group Limited and Velti Mobile Platforms Limited as Borrowers, HSBC Bank plc, HSBC Bank USA, National Association and the lenders from time to time party thereto, and HSBC Bank USA, National Association, as Administrative Agent	(4)
4.21
First Amendment to Credit Agreement dated December __, 2012 among Velti Inc., Velti plc, Mobile Interactive Group Limited and Velti Mobile Platforms Limited as Borrowers, HSBC Bank plc, HSBC Bank USA, National Association and the lenders from time to time party thereto, and HSBC Bank USA, National Association, as Administrative Agent
		+
4.22	Limited Waiver dated April 3, 2013 to Credit Agreement dated August 10, 2012	+
4.23	Framework, Guarantee and Call Option Agreement dated November 12, 2012 between the Sellers and the Purchasers thereto	+
8.1	List of Subsidiaries	+
11.1	Code of Business Conduct and Ethics	(2)
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	+
12.2	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	+
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	+
13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	+
15.0	Consent of Independent Registered Public Accounting Firm	+

+	Filed herewith
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

Referenced exhibit was previously filed with the Commission as an exhibit to the Company’s filing indicated below and is incorporated herein by reference to that filing:

(1)	Registration statement on Form F-1 (registration number 333-166793) originally filed on May 13, 2010
(2)	Annual Report on Form 20-F for the year ended December 31, 2010 filed April 12, 2011
(3)	Registration statement on Form F-1 (registration number 333-174461 originally file on May 25, 2011
(4)	Exhibit 99.1 to Form 6-K filed on August 16, 2012
(5)	Annual Report on Form 20-F for the year ended December 31, 2011 filed April 23, 2012
(6)	Exhibit 99.5 to Form 6-K filed on August 23, 2012

Signatures
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

VELTI PLC
By:	/s/ ALEX MOUKAS
Name:	Alex Moukas
Title:	Chief Executive Officer

VELTI PLC
By:	/s/ WILSON W. CHEUNG
Name:	Wilson W. Cheung
Title:	Principal Financial Officer

Date: April 11, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Stockholders of Velti plc

We have audited Velti plc's internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Velti plc's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management's assessment. Management has identified a material weakness in controls over the financial statement close process. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Velti plc as of December 31, 2012 and 2011, and the related consolidated statements of comprehensive loss, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2012. This material weakness was considered in determining the nature, timing and extent of audit tests applied in our audit of the 2012 financial statements and this report does not affect our report dated April 11, 2013, which expressed an unqualified opinion on those financial statements.

In our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, Velti plc has not maintained effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

/s/ Baker Tilly Virchow Krause, LLP
Minneapolis, Minnesota
April 11, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON THE CONSOLIDATED FINANCIAL STATEMENTS

To the Board of Directors and Stockholders of Velti plc

We have audited the accompanying consolidated balance sheets of Velti plc as of December 31, 2012 and 2011, and the related consolidated statements of comprehensive loss, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2012. Our audits also included the financial statement schedule listed in the Index at Item 19. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial statement schedule referred to above present fairly, in all material respects, the consolidated financial position of Velti plc at December 31, 2012 and 2011, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Velti plc's internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 11, 2013, expressed an adverse opinion on the effectiveness of internal control over financial reporting.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has recurring operating losses, negative cash flows from operations and requires additional working capital to support future operations, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regards to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Baker Tilly Virchow Krause, LLP
Minneapolis, Minnesota
April 11, 2013

Velti plc
Consolidated Balance Sheets
(in thousands, except share and per share amounts)

	December 31,
	2012	2011
ASSETS
Current assets:
Cash and cash equivalents (includes $1.1 million from VIE as of December 31, 2012)	$36,571	$75,765
Trade receivables (includes $12.4 million from VIE as of December 31, 2012)	150,074	100,456
Accrued contract receivables (includes $8.8 million from VIE as of December 31, 2012)	132,957	98,203
Prepayments	12,733	22,664
Other receivables and current assets (includes $1.3 million from VIE as of December 31, 2012)	12,353	26,638
Total current assets	344,688	323,726
Property and equipment, net (includes $0.2 million from VIE as of December 31, 2012)	13,073	5,922
Intangible assets, net (includes $2.9 million from VIE as of December 31, 2012)	93,982	91,192
Goodwill	70,498	52,956
Other assets (includes $1.5 million from VIE as of December 31, 2012)	14,782	7,735
Total assets	$537,023	$481,531
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable (includes $0.7 million from VIE as of December 31, 2012)	$37,786	$41,565
Accrued liabilities (includes $0.5 million from VIE as of December 31, 2012)	97,374	49,621
Deferred revenue and current portion of deferred government grant (includes $0.7 million from VIE as of December 31, 2012)	12,626	6,217
Current portion of acquisition related liabilities	33,352	26,900
Current portion of long-term debt and short-term financings	851	2,881
Income tax liabilities (includes $0.9 million from VIE as of December 31, 2012)	9,953	9,883
Total current liabilities	191,942	137,067
Long-term debt	27,342	6,859
Deferred government grant - non-current	1,297	3,162
Acquisition related liabilities - non-current	2,221	18,772
Other non-current liabilities (includes $4.8 million from VIE as of December 31, 2012)	21,703	18,180
Total liabilities	244,505	184,040
Commitments and contingencies (See Note 11)
Shareholders' equity:
Share capital, nominal value £0.05, 100,000,000 ordinary shares authorized; 65,622,141 and 61,790,985 shares issued and outstanding as of December 31, 2012 and December 31, 2011, respectively	5,462	5,148
Additional paid-in capital	399,127	346,031
Accumulated deficit	(95,953)	(34,726)
Accumulated other comprehensive loss	(16,242)	(19,046)
Total Velti shareholders' equity	292,394	297,407
Non-controlling interests	124	84
Total equity	292,518	297,491
Total liabilities and shareholders' equity	$537,023	$481,531

The accompanying notes are an integral part of these consolidated financial statements.

Velti plc
Consolidated Statements of Comprehensive Loss
(in thousands, except per share amounts)

	Year Ended December 31,
	2012	2011	2010
Revenue:
Software as a service (SaaS) revenue	$204,210	$139,024	$77,202
License and software revenue	22,213	36,705	26,586
Managed services revenue	43,921	13,473	12,481
Total revenue	270,344	189,202	116,269
Cost and expenses:
Third-party costs	91,404	53,901	36,658
Datacenter and direct project costs	29,966	17,952	6,312
General and administrative expenses	68,196	45,258	22,484
Sales and marketing expenses	54,507	37,733	23,049
Research and development expenses	21,236	13,060	7,840
Acquisition related and other charges	9,950	8,890	5,364
Impairment of intangible assets	16,902	1,500	—
Loss from disposal of assets	10,532	—	—
Depreciation and amortization	33,946	20,900	12,131
Total cost and expenses	336,639	199,194	113,838
Income (loss) from operations	(66,295)	(9,992)	2,431
Interest expense, net	(1,830)	(7,389)	(8,069)
Gain (loss) from foreign currency transactions	1,995	6,200	(1,726)
Other income (expense)	5,876	(49)	—
Loss before income taxes, equity method investments and non-controlling interest	(60,254)	(11,230)	(7,364)
Income tax benefit (expense)	2,835	(3,808)	(3,771)
Loss from equity method investments	(3,755)	(200)	(4,615)
Net loss	(61,174)	(15,238)	(15,750)
Net income (loss) attributable to non-controlling interest	53	130	(81)
Net loss attributable to Velti	$(61,227)	$(15,368)	$(15,669)

Comprehensive loss:
Net loss	(61,174)	(15,238)	(15,750)
Foreign currency translation adjustment	2,791	(20,907)	(2,700)
Comprehensive loss	(58,383)	(36,145)	(18,450)
Comprehensive income (loss) attributable to non-controlling interests	(40)	92	105
Comprehensive loss attributable to Velti	(58,423)	(36,053)	(18,345)

Net loss per share attributable to Velti:
Basic	$(0.96)	$(0.28)	$(0.41)
Diluted	$(0.96)	$(0.28)	$(0.41)
Weighted average number of shares outstanding for use in computing per share amounts:
Basic	63,910	55,865	37,933
Diluted	63,910	55,865	37,933

The accompanying notes are an integral part of these consolidated financial statements.

Velti plc
Consolidated Statements of Shareholders' Equity
(in thousands, except share amounts)

	Velti Shareholders' Equity
	Share Capital
	Number of Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Velti Shareholders' Equity	Non- controlling Interests	Total
Balance as of January 1, 2010	37,530,261	$3,339	$42,885	$(3,689)	$4,315	$46,850	$86	$46,936
Net loss	—	—	—	(15,669)	—	(15,669)	(81)	(15,750)
Cumulative translation adjustment	—	—	—	—	(2,676)	(2,676)	(24)	(2,700)
Shares issued upon vesting of deferred share awards and option exercises	641,279	44	14	—	—	58	—	58
Shares issued in connection with acquisitions	170,220	14	1,244	—	—	1,258	195	1,453
Share-based compensation	—	—	6,272	—	—	6,272	—	6,272
Balance as of December 31, 2010	38,341,760	3,397	50,415	(19,358)	1,639	36,093	176	36,269
Net loss	—	—	—	(15,368)	—	(15,368)	130	(15,238)
Change in cumulative translation adjustment	—	—	—	—	(20,685)	(20,685)	(222)	(20,907)
Shares issued in public offerings, net of issuance costs	21,974,275	1,633	269,240	—	—	270,873	—	270,873
Shares issued upon vesting of deferred share awards and option exercises	1,474,950	118	382	—	—	500	—	500
Share withholding in lieu of employee tax withholding	—	—	(1,633)	—	—	(1,633)	—	(1,633)
Share-based compensation	—	—	27,627	—	—	27,627	—	27,627
Balance as of December 31, 2011	61,790,985	5,148	346,031	(34,726)	(19,046)	297,407	84	297,491
Net loss	—	—	—	(61,227)	—	(61,227)	53	(61,174)
Change in cumulative translation adjustment	—	—	—	—	2,804	2,804	(13)	2,791
Shares issued upon vesting of deferred share awards and option exercises	1,692,072	143	1,297	—	—	1,440	—	1,440
Shares issued in connection with acquisitions	2,142,939	171	24,390	—	—	24,561	—	24,561
Share withholding in lieu of employee tax withholding	(3,855)	—	(47)	—	—	(47)	—	(47)
Share-based compensation	—	—	27,456	—	—	27,456		27,456
Balance as of December 31, 2012	65,622,141	$5,462	$399,127	$(95,953)	$(16,242)	$292,394	$124	$292,518

The accompanying notes are an integral part of these consolidated financial statements.

Velti plc
Consolidated Statements of Cash Flows
(in thousands)

	Year Ended December 31,
	2012	2011	2010

Cash flows from operating activities:
Net loss	$(61,174)	$(15,238)	$(15,750)
Non-cash items included in net loss:
Depreciation and amortization	33,946	20,900	12,131
Non-cash loss from disposal of assets	9,912	—	—
Change in fair value of contingent consideration	9,179	2,155	4,481
Non-cash interest expense	985	2,621	1,576
Share-based compensation	27,456	27,627	6,272
Deferred income taxes and other tax liabilities	(5,224)	1,691	21
Impairment of intangible assets	16,902	1,500	—
Foreign currency transactions and other	1,761	(5,878)	6,290
Provision for doubtful accounts	7,420	642	10
Gain on previously held shares of CASEE	(6,028)	—	—
Change in operating assets and liabilities:
Trade and accrued contract receivables	(90,786)	(76,787)	(40,660)
Prepayments and other assets	19,188	(23,575)	(13,544)
Accounts payable and other accrued liabilities	39,017	(7,720)	27,215
Deferred revenue and government grant income	8,094	4,741	2,088
Net cash generated by (used in) operating activities	10,648	(67,321)	(9,870)
Cash flow from investing activities:
Purchases of property and equipment	(10,828)	(2,582)	(1,063)
Investments in software development and purchased software	(49,559)	(34,774)	(20,641)
Cash paid for acquisitions and equity method investments, net of cash acquired	(9,507)	(43,489)	(2,030)
Net cash used in investing activities	(69,894)	(80,845)	(23,734)
Cash flow from financing activities:
Net proceeds from issuance of ordinary shares	1,393	273,824	58
Proceeds from borrowings and debt financing	27,575	917	46,166
Repayment of borrowings	(11,447)	(65,704)	(14,038)
Net cash generated from financing activities	17,521	209,037	32,186
Effect of changes in foreign exchange rates	2,531	(2,460)	(883)
Net increase (decrease) in cash and cash equivalents	(39,194)	58,411	(2,301)
Cash and cash equivalents at beginning of period	75,765	17,354	19,655
Cash and cash equivalents at end of period	$36,571	$75,765	$17,354
Supplemental cash flow information:
Interest paid	$1,086	$7,817	$3,819
Income taxes paid	$2,182	$858	$554
Non-cash investing and financing activities:
Shares issued in connection with acquisitions	$24,561	$—	$1,454
Shares issued upon tender of non-controlling interest in Velti North America, Inc.	$—	$—	$124

The accompanying notes are an integral part of these consolidated financial statements.

Velti plc
Notes to Consolidated Financial Statements

1. Description of Business
Velti plc, (Velti or Company), is a leading global provider of mobile marketing and advertising technology and solutions that help marketers reach new customers, drive consideration with interactive mobile marketing strategies, accelerate consumer actions using meaningful data, and nurture relationships through data-driven marketing programs. We enable brands to communicate more meaningfully, deliver greater customer value and inspire the behaviors and outcomes that matter for their business.
2. Basis of Presentation and Summary of Significant Accounting Policies
Basis of Presentation
We have prepared our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). Certain prior year balances have been reclassified to conform to the current year presentation. Such reclassifications did not affect total revenues, operating income or net income.
Principles of Consolidation
The accompanying consolidated financial statements include the results of Velti plc and all subsidiaries that we control. The statements also include the accounts of an entity in which we have a controlling interest that is not based on voting rights or control. Intercompany accounts and transactions have been eliminated.
We evaluate our ownership, contractual rights and other interests in entities to determine if they are variable interest entities (VIEs), if we have a variable interest in those entities and the nature and extent of those interests. These evaluations are highly complex and involve judgment and the use of estimates and assumptions based on available historical information and management’s judgment, among other factors. Based on our evaluations, if we determine we are the primary beneficiary of such VIEs we consolidate such entities into our financial statements.
Going Concern
The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.
During the year ended December 31, 2012, we generated $10.6 million in cash from operating activities and $17.5 million in cash from financing activities, and we used $69.9 million of cash for investing activities. As of the date of this filing on the Annual Report on Form 20-F, we have substantially utilized the $50.0 million revolving credit facility we obtained from HSBC in August 2012.
In connection with the acquisition of MIG in November 2011, we will be required to make cash payments of approximately $16.5 million to the former shareholders and key employees of MIG in April 2013. Based on our existing cash balances, this acquisition payment obligation creates substantial doubt about our ability to continue as a going concern.
The HSBC credit facility contains various loan covenants.  We violated one of these covenants in the fourth quarter of 2012 and received a subsequent waiver from HSBC. If our existing HSBC covenants were not amended we would not be in the  position to satisfy current 2013 covenants, as a result of our reduction in revenue and EBITDA guidance, which also creates substantial doubt about our ability to continue as a going concern. We do not anticipate violating the HSBC loan covenants in 2013, as HSBC has agreed to amend our 2013 covenants to levels that we believe we can satisfy; however, should we violate the covenants again, this could lead HSBC to accelerate our obligations under the credit facility upon such violation. There can be no assurances that a future covenant violation would not lead HSBC accelerate our obligation under our credit facility.
While we anticipate generating positive operating cash flow for the year, this positive cash flow is not expected until the third quarter of 2013.  As a result, we believe we will need additional financing in the next three months to provide sufficient operational liquidity and fund the required payments. This additional financing may be facilitated through the issuance of equity or debt.
There can be no assurance that our efforts to find such financings will be successful or on terms favorable to us.  Our ability to continue as a going concern is dependent upon our ability to agree on amended 2013 covenants with HSBC, and obtain the

Velti, plc
Notes to Consolidated Financial Statements (Continued)

necessary financing to meet our obligations arising from acquisitions, and from normal business operations when they come due and to generate profitable operations in the future.
Use of Estimates and Judgment
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Management is also required to make certain judgments that affect the reported amounts of revenues and expenses during the period. We periodically evaluate our estimates, including revenue recognition, recognition of government grant income, income taxes, the allowance for doubtful accounts, intangible assets, goodwill and long-lived assets, contingent payments related to our recent acquisitions and the assumptions used to determine share-based compensation expense. We base our estimates on historical experience and various other assumptions that are believed to be reasonable on the specific circumstances. Actual results could differ materially from those estimates.
Foreign Currency Translation
The functional currency of our major subsidiaries is generally the local currency. Adjustments resulting from translating functional currency financial statements into U.S. dollars are recorded as part of a separate component of shareholders’ equity. Foreign currency transaction gains and losses as well as the gain or loss resulting from remeasuring assets and liabilities denominated in a currency other than the function currency into the functional currency are included in net income or less for the period.
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
Accounts Receivable, Accrued Contract Receivables and Allowance for Doubtful Accounts
Accounts receivable consists primarily of amounts due to us from our normal business activities. Credit terms can vary between customers and between regions, but are generally 30 to 90 days. Our receivables are unsecured and not interest bearing. Fees that have not been invoiced as of the reporting date but for which all revenue recognition criteria are met are reported as accrued contract receivables. We maintain allowances for doubtful accounts to reflect the expected non-collection of accounts receivable and accrued contract receivables based on past collection history and specific risks identified in the portfolio. Additional allowances might be required if deteriorating economic conditions or other factors affect our customers' ability to make timely payments. We write off accounts receivable when we consider them uncollectible. As of December 31, 2012 and 2011, the allowance for doubtful accounts for trade receivables was $7.0 million and $0.8 million, respectively. The allowance for doubtful accounts for accrued contract receivables was $1.0 million and zero as of December 31, 2012 and 2011, respectively.
Intangible Assets

Velti, plc
Notes to Consolidated Financial Statements (Continued)

Intangible assets that we acquire or develop are carried at historical cost less accumulated amortization and impairment loss, if any.
Acquired Intangible Assets. Intangible assets acquired through business combinations are reported at fair value. Amortization is expensed on a straight-line basis over the estimated economic lives of the assets acquired, as determined on the acquisition date.
Currently, our acquired intangible assets consist of customer relationships, developed technology, trademark and trade names and non-compete agreements. Customer relationships are estimated to provide benefits over four to seven years, developed technology acquired is estimated to provide benefits over three to five years, and trademark and trade name is estimated to provide benefits over nine to eighteen months and non-compete agreements are estimated to provide benefits over nine months.
Internal Software Development Costs. Internal software development costs consist primarily of internal salaries and consulting fees for developing software platforms for sale to or use by customers in mobile marketing and advertising campaigns. We capitalize such costs as they are integral parts of products or processes to be sold or leased. We capitalize costs related to software developed for new products and significant enhancements of existing products once technological feasibility has been reached and all research and development for the components of the product have been completed. Such costs are amortized on a straight-line basis over the estimated useful life of the related product, not to exceed three years, commencing with the date the product becomes available for general release to our customers.
Computer Software. Computer software costs generally represent costs incurred to purchase software programs and packages that are used to develop and ultimately deliver our platforms sold to customers. Generally, costs associated with maintaining computer software programs are expensed as incurred. We capitalize the cost of software licenses that are complementary to or enhance the functionality of our existing technology platform and amortize such costs on a straight line basis over the shorter of the contract term or the useful life of the license, but not to exceed three years.
Licenses and Intellectual Property. We acquire know-how, intellectual property, and technical expertise generally through licensing arrangements with development partners. We capitalize the cost of the know-how and intellectual property licenses when the in-license expertise compliments and/or enhances our existing technology platform. Software licenses are amortized on a straight line basis over the shorter of the contract term of the license agreement or the useful life of the license, but not to exceed three years.
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
We adopted ASU No. 2011-08 in 2012, which amends existing guidance by giving an entity the option to first assess qualitative factors to determine whether it is more likely than not (that is, a likelihood of more than 50 percent) that the fair value of a reporting unit is less than its carrying amount, prior to performing the second step of the goodwill impairment assessment.
We completed our annual impairment test for fiscal 2012 and determined that there was no impairment. Based on fourth-quarter 2012 testing, our estimated fair value totals approximately $324.8 million including a conservative control premium of

Velti, plc
Notes to Consolidated Financial Statements (Continued)

approximately 10% percent, when compared to our market value of approximately $295.3 million at December 31, 2012. The control premium is defined as the value that may arise from an acquiring company's ability to take advantage of synergies and other benefits that flow from control over another entity. An acquiring entity is often willing to pay more for equity securities that give it a controlling interest than an investor would pay for equity securities representing less than a controlling interest. Our fair value at December 31, 2012 was in excess of our book equity of approximately $292.4 million.
Our shares price remains extremely volatile and such activity is not unusual. If our market capitalization falls below our book value and remains at or below that price for a period of time indicating permanent impairment, then we will treat this data as an impairment indicator and will perform the required analysis to determine the amount of the impairment under ASC 350-20.
Revenue Recognition
We derive our revenue from three sources:

▪
software as a service (SaaS) revenue, which consists of subscription fees from customers who utilize our mobile marketing and advertising platforms, generally referred to as “usage‑based” services, and fees from customers who utilize our software solutions to manage and measure the progress of their transaction‑based mobile marketing and advertising campaigns, which we refer to as “performance‑based” services;

▪
license and software revenue, which consists of revenue from customers who license our mobile marketing and advertising platform and fees for customized software solutions delivered to and installed on the customers' server; and

▪
managed services revenue, which consists of fees charged to customers for professional services related to the implementation, execution, and monitoring of customized mobile marketing and advertising solutions as well as other client driven projects.

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
SaaS revenue is generated from our “usage‑based” services, including subscription fees for use of individual software modules and our automated mobile marketing campaign creation templates, and fees charged for access to our technology platform. These fees are recognized ratably over the contract term beginning on the commencement date of each contract as services are rendered.
SaaS revenue generated from our “performance‑based” services is generally based on specified metrics, typically relating to the number of transactions performed during the campaign multiplied by the cost per transaction in accordance with the terms of the related contracts. Transactions can include SMS messages sent by participants in customer campaigns or advertisement impressions placed on mobile applications, among other types of performance-based transactions. Certain of our performance‑based contracts include performance incentive provisions that link a portion of revenue that we may earn under the contract to the performance of the customer's campaign relative to quantitative or other milestones, such as the growth in the consumer base, reduced consumer churn, or the effectiveness of the end-user response. We consider the performance‑based fees to be contingent fees. We recognize this revenue monthly based on actual performance, which is when the fees are earned and the amount of the fee can be reliably measured. Our performance‑based arrangements are typically invoiced monthly, which can occur in a period subsequent to revenue being recognized.
License and software revenue consists of license fees charged for our mobile marketing and advertising technology. We provide licenses on a perpetual or term basis. These types of arrangements do not, typically, include any ongoing support arrangements or rights to upgrades or enhancements and therefore revenue related to perpetual licensing arrangements is recognized upon the delivery of the license. Revenue from term based licenses is recognized over the related term of an arrangement. Fees charged to customize our software solution are, generally, recognized using the completed contract or percentage-of-completion method according to ASC 605-35, Revenue Recognition - Construction-Type and Production-Type Contracts, based on the ratio of costs incurred to the estimated total costs at completion.

Velti, plc
Notes to Consolidated Financial Statements (Continued)

Managed services revenue, when sold with software and support offerings, are accounted for separately when these services (i) have value to the customer on a standalone basis, (ii) are not essential to the functionality of the software and (iii) there is objective and reliable evidence of the selling price of each deliverable. When accounted for separately, revenue is recognized as the services are provided for time and material contracts, and ratably over the term of the contract when accepted by the customer for fixed price contracts. For revenue arrangements with multiple deliverables, such as an arrangement that includes license, support and professional services, we allocate the total amount the customer will pay to the separate units of accounting based on their relative selling prices, as determined by the price of the undelivered items when sold separately.
The timing of revenue recognition in each case depends upon a number of factors, including the specific terms of each arrangement and the nature of our deliverables and obligations, and the existence of evidence to support recognition of revenue as of the reporting date. For contracts with extended payment terms for which we have not established a successful pattern of collection history, we recognize revenue when all other criteria are met and when the fees under the contract become due. Fees that have been invoiced are recorded in trade receivables and in revenue when all revenue recognition criteria have been met. When fees have been invoiced but not all revenue recognition criteria have been met, the invoice is recorded in trade receivables and in deferred revenue. When all revenue recognition criteria are met, but fees have not been invoiced as of the reporting date, such fees are reported in accrued contract receivables and in revenue.
Certain arrangements entered into by us are revenue sharing arrangements. As a result, we complete an analysis of the facts and circumstances to determine whether revenue earned from these arrangements should be recorded gross with the company performing as a principle, or recorded net of third party costs with the company performing as an agent, as required by ASC 605-45 Principal Agent Consideration. When we are a principal in a transaction, we include all amounts paid on behalf of our customers in both revenue and costs.
We present revenue net of value‑added tax, sales tax, excise tax and other similar assessments. Our revenue arrangements do not contain general rights of return.
Government Grant Income Recognition
From time to time, we receive grants from the European Union for the development and roll-out of mobile and broadband services and m-commerce related services. We recognize grant income as an offset to costs and expenses in our consolidated statements of comprehensive loss in the period when the costs to be reimbursed by the grant are recognized as expense. When those costs are incurred, receivables from government grants are recognized, if there is reasonable assurance that the grant will be received and we are able to comply with all of the conditions imposed on the grant. We generally believe we have reasonable assurance that the grant will be received upon receiving notification of grant eligibility. Each grant provides income in the form of reimbursement of capital expenditures or of the costs incurred in the development of technology funded by the grant. Grants that reimburse costs related to depreciable assets, including capitalized software development costs, are recognized as income in the periods in which amortization and depreciation on these assets is charged.
For the years 2012, 2011 and 2010 we recognized $3.7 million, $3.2 million and $3.4 million respectively, as an offset to depreciation and amortization. In addition, in 2010 we recognized $0.3 million as an offset to operating expenses.
Third Party, Datacenter, and Direct Project Costs
We incur certain operating costs that directly relate to revenue. These costs are classified into two categories: third-party, and datacenter and direct project.
Third Party Costs. Third party costs are paid to third parties to secure advertising space or content to obtain media inventory for the placement of advertising and media messaging services and for creative development and other services in connection with the creation and execution of marketing and advertising campaigns. Third party costs also include the costs of certain content, media, or advertising that we acquire for a campaign, and costs associated with incentives and promotional costs provided to consumers in order to participate in the campaigns as well as certain computer hardware or software that we might acquire for a customer. Third party costs relate primarily to SaaS revenue.
Datacenter and Direct Project Costs. Datacenter and direct project costs consist primarily of personnel and outsourcing costs for operating third party datacenters, that host our Velti mGage platform on behalf of our customers. Additional expenses

Velti, plc
Notes to Consolidated Financial Statements (Continued)

include costs directly attributable to a specific campaign as well as allocated facility rents, power, bandwidth capacity, IT maintenance and support. In addition, direct project costs include personnel costs to customize our software solutions for specific customer contracts. These costs may relate to SaaS revenue and/or license and software revenue. To date, the vast majority of datacenter and direct project costs are related to SaaS revenue and the amount attributable to license and software revenue was immaterial.
Depreciation and Amortization
Depreciation and amortization expenses consist primarily of depreciation on computer hardware and leasehold improvements, amortization of purchased intangibles and capitalized software development costs, offset by allocation of government grant income.
Much of our depreciation and amortization expense relates to the amortization of software developed for sale or for use in delivering mobile marketing and advertising campaigns for our customers, largely our mGage technology platform. We generate our revenue by providing services and products using this technology. However, we do not segregate or track the development costs by revenue type and are therefore unable to allocate these costs by revenue type.
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
Income Taxes
Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are determined based on temporary differences between book and tax bases of assets and liabilities and net operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded against deferred tax assets if it is more likely than not that all or a portion of the deferred tax assets will not be realized.
Tax positions for us and our subsidiaries are subject to income tax audits by multiple tax jurisdictions throughout the world. The impact of an uncertain income tax position on the income tax return must be recognized as the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained.
Concentration of Credit Risk
No customer accounted for more than 10% of our revenues in 2012 or 2011. One customer accounted for 14% of our revenues during 2010. We had no customers that accounted for more than 10% our total receivables as of December 31, 2012 or as of December 31, 2011.
Operating Leases
Leases where a significant portion of the risks and rewards of ownership are retained by the lessor, are classified as operating leases. Payments made under operating leases are charged to the statement of comprehensive loss on a straight-line basis over the term of the lease. In the event that we receive lease incentives in connection with such operating leases, such incentives are recognized as a liability. The aggregate benefit of incentives is recognized as a reduction of rental expense on a straight-line basis over the term of the lease.

Velti, plc
Notes to Consolidated Financial Statements (Continued)

Fair Value Measurements
We report our financial and non-financial assets and liabilities that are re-measured and reported at fair value at each reporting period. We established a three-tier fair value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1.	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2.	Include other inputs that are directly or indirectly observable in the marketplace.
Level 3.	Unobservable inputs that are supported by little or no market activity.
Our financial assets and liabilities consist principally of cash and cash equivalents, accounts payable, accrued liabilities, current and non-current notes payable. Cash and cash equivalents include time deposits and readily marketable securities with original maturities of 90 days or less. Cash and cash equivalents are stated at cost, which approximates fair value. As of December 31, 2012 and 2011, we did not have readily marketable securities that are classified as cash equivalents.
Accounts payable and accrued liabilities are carried at cost that approximates fair value due to their expected short maturities. Our long-term debt bears interest at rates which approximate the interest rates at which we believe we could refinance the debt. Accordingly, the carrying amount of long-term debt as of December 31, 2012 and 2011 approximates its fair value. As of December 31, 2012, we did not have any financial assets or liabilities for which Level 1 or Level 2 inputs were required to be disclosed. See Note 6 for our disclosure of Level 3 inputs used to revalue our contingent payments related to certain of our acquisitions.
Share-Based Payments
We measure and recognize share-based compensation expense related to share-based transactions, including employee and director equity awards, in the financial statements based on fair value. We use the Black-Scholes valuation model to calculate the grant date fair value of share options, using various assumptions. Grant date fair value for deferred share awards is determined by the grant date fair value. We recognize compensation expense over the service period of the award using the graded vesting attribution method, which allocates expense on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards.
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
Net Income (Loss) per Share Attributable to Velti
Basic net income (loss) per share attributable to Velti is computed by dividing net income (loss) attributable to Velti by the weighted-average number of common shares outstanding for the fiscal period. Diluted net income per share attributable to Velti is computed giving effect to all potential weighted average dilutive common stock, including options and other equity awards. The dilutive effect of outstanding awards is reflected in diluted earnings per share by application of the treasury stock method. For the years ended December 31, 2012, 2011 and 2010, all of the share awards outstanding are anti-dilutive. Had we incurred net profit in any of the prior three years, the shares used to calculate the dilutive effect on such net income would be 65,475,000, 58,071,000 and 40,382,000 for the fiscal years 2012, 2011 and 2010, respectively.
Comprehensive Income (loss)
Comprehensive income (loss) is comprised of net income (loss) and other comprehensive income (loss). The only component of our other comprehensive income (loss) is the effect of foreign currency translation.
Recently Adopted Accounting Pronouncements

Velti, plc
Notes to Consolidated Financial Statements (Continued)

In May 2011, an accounting standards update that provided guidance on achieving a consistent definition of, and common requirements for, measurement and disclosure of fair values was issued. The guidance expanded disclosures relating to fair value measurements that are estimated using significant unobservable (Level 3) inputs. The guidance also required categorization by level of the fair value hierarchy for items that are not measured at fair value but for which fair value is required to be disclosed. We adopted this guidance in fiscal 2012. The adoption of this guidance did not have a material impact on our Consolidated Financial Statements.
In June 2011, an accounting standards update related to the presentation of other comprehensive income was issued. The amended guidance requires that the components of comprehensive income be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. While the new guidance changes the presentation of comprehensive income, there are no changes to the components that are recognized in net income or other comprehensive income as determined under current accounting guidance.
In September 2011, an accounting standards update on testing goodwill for impairment was issued. The guidance simplified how companies test goodwill for impairment by permitting an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the second step of the two-step goodwill impairment test. The adoption of this guidance did not have a material impact on our consolidated financial statements.
Recently Issued Accounting Pronouncements not yet Adopted
In December 2011, an accounting standard update was issued requiring an entity to disclose information about offsetting and related arrangements for recognized financial and derivative instruments to enable a better understanding of the effect of those arrangements on its financial position. The amended guidance will be effective for us on a retrospective basis commencing in the first quarter of 2014. We are currently evaluating the impact of this new guidance on our consolidated financial statements and do not expect it to have a material impact on our consolidated financial statements.
In July 2012, an accounting standards update on testing indefinitely lived intangible assets for impairment was issued. The guidance simplified how companies test indefinitely lived intangible assets for impairment by permitting an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of the asset(s) is less than its carrying amount as a basis for determining whether it is necessary to perform the second step of the impairment test. The amended guidance will be adopted in 2013 and we do not expect the adoption of the guidance to have a material effect on our consolidated financial statements.
In January 2013, amended guidance was issued requiring an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component, either on the face of the statement where net income is presented or in the notes. The amended guidance will be effective for us on a retrospective basis commencing in the first quarter of 2013. We do not expect the adoption of the amended guidance to have a material effect on our consolidated financial statements.
3. Segment and Geographic Information
On December 17, 2012, we sold certain non-strategic and legacy assets and liabilities, focused on geographies and certain customers in Southeast and Eastern Europe, to Starcapital, a company incorporated in Cyprus and owned by certain former non-executive management of Velti (Starcapital). These divested assets are characterized by long revenue collection cycles, are located in troubled economies and have heavy capital expenditure requirements. Following completion of the sale of assets to Starcapital, we will continue to consolidate Starcapital because it is considered a VIE and we are considered the primary beneficiary (see footnote 8). Notwithstanding this characterization, Starcapital engages in a business activity separate from our business, and its operating and financial results are reviewed by Starcapital's chief executive officer and not by us. As a result, Starcapital is considered an operating segment, separate from our operating segment.
Our business is conducted in a single operating segment. Our chief operating decision maker (CODM), who is also our chief executive officer, reviews a single set of operating results and financial information of the entire organization, exclusive of Starcapital, in order to make decisions about allocating resources and assessing performance. Our CODM manages our business based primarily on broad functional categories of sales, marketing, software and technology platform development and strategy.

Velti, plc
Notes to Consolidated Financial Statements (Continued)

Starcapital's and our operating segments have similar economic characteristics and exhibit similar long-term financial performance. We are continuing to offer some products and services that are substantially identical product and services offered by Starcapital, a portion of our customer base overlaps with the Starcapital customer base, each company delivers its products and services to its customers in a similar manner, and each company is subject to a similar regulatory environment. As a result, our and Starcapital's operating segments have been aggregated into one reportable segment.
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

Revenue	Year Ended December 31,
	2012		2011		2010
	(in thousands, except percentages)
Europe:
United Kingdom	$74,731	27.6%	$37,758	20.0%	$34,105	29.3%
All other European countries	97,799	36.2%	86,318	45.6%	55,299	47.6%
Total Europe	172,530	63.8%	124,076	65.6%	89,404	76.9%
Americas	63,597	23.5%	41,114	21.7%	9,150	7.9%
Asia/Africa	34,217	12.7%	24,012	12.7%	17,715	15.2%
Total revenue	$270,344	100.0%	$189,202	100.0%	$116,269	100.0%

The vast majority of our long-lived assets are located in Europe, primarily U.K. and Greece. Long-lived assets consist of property and equipment, net of related accumulated depreciation.
4. Balance Sheet Items
Details of our significant balance sheet line items consisted of the following:

Property and equipment	December 31,
	2012	2011
	(in thousands)
Buildings and fixtures	$8,806	$1,903
Computer and telecommunication hardware	9,457	6,853
Office equipment	2,554	2,544
Total cost	20,817	11,300
Less: accumulated depreciation	(7,744)	(5,378)
Total property and equipment, net	$13,073	$5,922

Depreciation expense during 2012, 2011 and 2010 was $3.3 million, $1.4 million and $1.3 million, respectively.

Other receivables and current assets	December 31,
	2012	2011
	(in thousands)
Government grant receivables	—	5,258
Other receivables	12,353	21,380
Total other current receivables	$12,353	$26,638

Accrued liabilities	December 31,
	2012	2011
	(in thousands)
Professional fees	$5,764	$703
Employee related accruals	23,963	5,232
Accrued third-party costs	58,264	35,135
Other	9,383	8,551
Total accrued liabilities	$97,374	$49,621

5. Acquisitions
CASEE
On January 16, 2012, we completed the acquisition of the remaining equity interests in Ydon Holdings, Ltd. (CASEE), a mobile marketing and advertising exchange with operations based in Beijing, by acquiring all of the outstanding shares of CASEE which we did not previously own. We acquired this interest for an initial cash payment of $8.4 million and up to $20.3 million in contingent consideration. The transaction was accounted for using the purchase method of accounting. Transaction costs amounted to $0.9 million and were expensed as incurred.
Prior to the completion of the acquisition, we owned 33% of the outstanding shares and accounted for our investment in CASEE using the equity method. Upon completion of the acquisition, CASEE became our wholly-owned subsidiary. Immediately prior to the acquisition, we re-measured our interest in CASEE and recorded a gain of $6.0 million, which is included in other income (expense) in the consolidated statement of comprehensive loss. This fair value measurement was based on the per share consideration paid in the transaction, including the fair value of the contingent consideration, applied to the number of shares held by us immediately prior to closing.
The contingent consideration to be paid is based on CASEE's achievement of revenue and gross profit performance during the twelve months ended March 31, 2012 and 2013, with a maximum of $20.3 million. It is payable in two tranches, as soon as reasonably practical after the closing of the financial books for those periods, and may be paid in cash or up to 50% in our ordinary shares, at our discretion. We recorded the acquisition-date estimated fair value of the contingent payment of $6.4 million as a component of the consideration paid in exchange for the equity interests of CASEE. The acquisition-date fair value is measured at each quarter end based on the probability-adjusted present value of the consideration expected to be transferred. As of December 31, 2012 we have not paid any amount for contingent consideration as we are continuing to review whether all criteria required by the purchase agreement have been met. See disclosure of Level 3 fair value measurements in Note 6 for changes during the period.
Since the acquisition date through December 31, 2012, CASEE has generated revenue of $5.3 million and a net loss of $2.7 million, including acquisition related charges.
We acquired CASEE to support the expansion of our business in China. The acquisition is expected to significantly enhance our presence in China and increase the overall value of our platform to current and future customers. These factors contributed to establishing the purchase price, which resulted in the recognition of goodwill. The allocation of the total consideration of $22.8 million was as follows:

Velti, plc
Notes to Consolidated Financial Statements (Continued)

Fair Value
(in thousands)
Net assets acquired (liabilities assumed):
Cash and cash equivalents	$1,456
Accounts receivable and other current assets	1,213
Property and equipment	97
Trade and other liabilities	(2,170)
Net assets acquired	596
Intangible assets acquired - customer relationships	390
Intangible assets acquired - trademark & trade name	2,490
Intangible assets acquired - developed technology	3,020
Goodwill	17,741
Deferred tax liability	(1,468)
Value of assets, net of deferred tax liabilities	$22,769
Purchase price:
Cash	$8,400
Contingent consideration (fair value)	6,360
Fair value of previously held interest	8,009
Total consideration	$22,769

The weighted average amortization period for total amortizable intangible assets acquired in connection with our acquisition of CASEE is 5.3 years. None of the goodwill is expected to be deductible for income tax purposes.
Mobile Interactive Group, Ltd.
On November 14, 2011, we completed the acquisition of Mobile Interactive Group Limited (MIG), the U.K.'s largest mobile marketing company, by acquiring all of the outstanding shares of MIG such that MIG became our wholly-owned subsidiary following the acquisition. In connection with the acquisition, we paid $25.2 million of cash and $5.1 million in initial consideration in our ordinary shares at closing. We owe $5.0 million in deferred consideration by April 2013, of which $2.5 million has been paid in December 2012. In addition, we will also pay a management bonus of $2.0 million in cash in April 2013. The transaction was accounted for using the purchase method of accounting. Transaction costs amounted to $0.9 million and were expensed as incurred.
Upon completion of the acquisition, we agreed to pay a contingent consideration based upon MIG achieving certain EBITDA targets during the period, up to a maximum of $26.0 million, with a portion payable in cash and a portion payable in Velti ordinary shares. We recorded the acquisition-date estimated fair value of the contingent consideration of $15.3 million as a component of the consideration paid in exchange for the equity interests of MIG. During the second quarter, we recorded $0.8 million in additional contingent consideration related to a working capital adjustment. The acquisition-date fair value is measured at each quarter end based on the probability-adjusted present value of the consideration expected to be transferred. In August 2012, we reached agreement with MIG to set the amount of the contingent payment at $26.0 million, payable $14.5 million in cash and $11.5 million in Velti ordinary shares in April 2013. The amount payable was determined based upon MIG's expected achievement of the contingent payment. Accordingly, we recorded a charge of $5.3 million during the third quarter of 2012. See disclosure of Level 3 fair value measurements in Note 6 for changes during the period.
We acquired MIG to, among other things, expand our business in the U.K., expand our product offering to include mobile commerce and mobile billing services in the 44 countries MIG services, and gain access to the more than 300 enterprise customers that use MIG's technology platform.

Velti, plc
Notes to Consolidated Financial Statements (Continued)

The allocation of the total consideration of $51.2 million was as follows:

Fair Value
(in thousands)
Net assets acquired (liabilities assumed):
Cash and cash equivalents	$9,307
Accounts receivable and other current assets	40,076
Property and equipment	859
Trade and other liabilities	(48,389)
Net assets acquired	1,853
Intangible assets acquired - customer relationships	17,110
Intangible assets acquired - trademark & trade name	580
Intangible assets acquired - non-compete agreement	3,131
Intangible assets acquired - developed technology	$11,140
Goodwill	25,727
Deferred tax liability	$(8,310)
Value of assets, net of deferred tax liabilities	51,231
Purchase price:
Cash	$25,170
Deferred consideration	10,000
Contingent consideration	16,061
Total consideration	$51,231

The weighted average amortization period for total amortizable intangible assets acquired in connection with our acquisition of MIG is 4.9 years. None of the goodwill is expected to be deductible for income tax purposes.
Air2Web, Inc. Acquisition
On October 4, 2011, we completed the acquisition of Air2Web, Inc. (Air2Web), a provider of mobile customer relationship management (mCRM) solutions in the United States and India for many of the world's most trusted consumer brands. In connection with the acquisition, we paid $18.9 million in cash for all the outstanding common stock of Air2Web. At the closing of the acquisition, Air2Web paid off its outstanding long term debt, totaling approximately $1.2 million, with cash provided by us.
We acquired Air2Web to, among other things, expand our business in U.S. and India and provide improved access to carriers and verticals such as the financial services industry. Transaction costs amounted to $1.1 million and were expensed as incurred.

Velti, plc
Notes to Consolidated Financial Statements (Continued)

The allocation of the total consideration of $18.9 million was as follows:

Fair Value
(in thousands)
Net assets acquired (liabilities assumed):
Cash and cash equivalents	$600
Accounts receivable and other current assets	5,947
Property and equipment	1,221
Trade and other liabilities	(5,273)
Net assets acquired	2,495
Intangible assets acquired - customer relationships	1,920
Intangible assets acquired - trademark & trade name	110
Intangible assets acquired - developed technology	4,180
Goodwill	10,193
Value of assets, net of deferred tax liabilities	$18,898
Purchase price:
Cash	$18,898

The weighted average amortization period for total amortizable intangible assets acquired in connection with the acquisition of Air2Web is 5.1 years. None of the goodwill is expected to be deductible for income tax purposes.
Mobclix, Inc. Acquisition
On September 30, 2010, we acquired Mobclix, Inc. (Mobclix) based in Palo Alto, CA. At closing, we paid $1.1 million in cash and issued 150,220 ordinary shares, to former Mobclix stockholders and creditors, with a fair value of $1.5 million. The fair value per share of £6.12 ($9.68) was based on the closing price of our ordinary shares as traded on AIM on the date of acquisition. We paid an additional $8.5 million of deferred consideration and an additional $0.7 million in employee bonuses in March 2011. The transaction was accounted for using the purchase method of accounting. Transaction costs amounted to $0.3 million and were expensed as incurred. After the acquisition, Mobclix became our wholly-owned subsidiary.
The agreement also provided for an amount payable on March 1, 2012 contingent upon the financial performance of Mobclix between January 1 and December 31, 2011. On May 1, 2011 we amended our agreement with Mobclix to change the terms of the contingent payment in order to facilitate our integration efforts. The terms of the amendment fixed the contingent payment at $18.1 million, payable in cash or shares at our discretion, which we paid entirely in shares in April 2012. We estimated the fair value of the amended contingent consideration using a present value factor based on the cost of capital and the timing of the payments, which resulted in recording an additional $6.1 million of acquisition related charges. As this became a fixed liability it is no longer considered a Level 3 fair value measurement as of December 31, 2011.
Other Acquisitions
During 2010, we acquired a privately-held company for $1.0 million in aggregate purchase consideration. We accounted for this transaction using the purchase method. Of the $1.0 million, we allocated $0.3 million to acquired intangible assets with useful life of 5 years and $0.7 million to goodwill. The goodwill balances are not deductible for tax purposes. This transaction was not material.
Unaudited Supplemental Pro Forma Financial Information
Unaudited supplemental pro forma financial information, prepared as though the acquisitions had been completed at the beginning of the immediately preceding fiscal year, is as follows:

Velti, plc
Notes to Consolidated Financial Statements (Continued)

	Year Ended December 31,
	2012	2011(1)	2010(2)
	(unaudited) (in thousands)
Revenue	$270,344	$223,430	$158,598
Net income (loss)	(61,174)	(24,644)	(32,484)
Net income (loss) attributable to Velti shareholders	(61,227)	(24,774)	(32,403)
Net income (loss) per share attributable to Velti:
Basic	(0.96)	$(0.44)	$(0.85)
Diluted	$(0.96)	$(0.44)	$(0.85)

(1)	Assumes the acquisition of CASEE on January 1, 2011.

(2)	Assumes the acquisition of Mobclix, MIG and Air2Web on January 1, 2010

6. Fair Value Measurements
We consider fair value as the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market in which we would transact business in an orderly transaction on the measurement date. We consider assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.
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
Our financial assets and liabilities consist principally of cash and cash equivalents, accounts payable, accrued liabilities, current and non-current notes payable. Cash and cash equivalents are stated at cost, which approximates fair value. As of December 31, 2012 and 2011, we do not have readily marketable securities that are classified as cash equivalents. Accounts payable and accrued liabilities are carried at cost that approximates fair value due to their expected short maturities. The carrying amount of long-term debt approximates its fair value. As of December 31, 2012, we did not have any financial assets or liabilities for which Level 1 or Level 2 inputs were required to be disclosed.
The fair value of our contingent payments associated with our recent acquisitions is determined based on an internal cash flow model using inputs based on estimates and assumptions developed by us and is remeasured on each reporting date. The rates used to discount net cash flows to their present value were based on our weighted average cost of capital for similar transactions and an assessment of the relative risk inherent in the associated cash flows. The inputs were current as of the measurement date. These inputs tend to be unobservable and, as such, are considered Level 3 in the fair value hierarchy. The contingent payment that may be due in connection with our acquisition of CASEE is our only Level 3 fair value measurement as of December 31, 2012. We agreed to fix the contingent consideration for MIG at $26.0 million, and as such we determined that it no longer requires unobservable inputs. As a result of this change, we have adjusted the impact of the MIG contingent consideration out of the Level 3 table below.

Velti, plc
Notes to Consolidated Financial Statements (Continued)

The following table provides a summary of changes in fair value of the contingent payments measured using significant unobservable inputs (Level 3):

Fair Value
(in thousands)
Balance as of January 1, 2010	$41
Additions to contingent payment liability for Mobclix acquisition	5,135
Change in fair value of contingent payment liabilities	4,440
Settlement of contingent payment	(500)
Balance as of December 31, 2010	9,116
Reclassified to deferred consideration (which is not measured at fair value)	(10,290)
Additions to contingent consideration liability for MIG	15,290
Change in fair value of contingent payment liabilities	2,155
Balance as of December 31, 2011	16,271
Change in fair value of contingent consideration liability related to MIG	9,603
MIG deferred consideration no longer measured at fair value	(26,000)
Additions to contingent consideration liability related to CASEE	6,360
Foreign exchange differences	130
Balance as of December 31, 2012	$6,364

7. Goodwill and Intangible Assets
The following table provides a summary of changes to goodwill :

Carrying Value
(in thousands)
Balance as of December 31, 2010	$18,451
Acquisition of Air2Web, Inc.	10,193
Acquisition of Mobile Interactive Group, Ltd.	24,956
Foreign exchange differences	(644)
Balance as of December 31, 2011	52,956
Acquisition of the remaining 67% of CASEE	17,741
Adjustment of MIG purchase consideration	777
Adjustment for the sale of assets to Starcapital	(2,028)
Foreign exchange differences	1,052
Balance as of December 31, 2012	$70,498

Information regarding our intangible assets is a follows:

Velti, plc
Notes to Consolidated Financial Statements (Continued)

Intangible Assets	Average Useful life	Gross Carrying Value	Accumulated Amortization	Net Carrying Amount
	(in years)	(in thousands)
December 31, 2012
Internal software development costs	3.0	$37,765	$22,329	$15,436
Computer software	3.0	51,492	17,774	33,718
Licenses and intellectual property	5.0	24,491	19,233	5,258
Trademark, trade name and non-compete	2.5	6,960	2,425	4,535
Customer relationships	6.3	25,360	6,552	18,808
Developed technology	4.6	25,528	9,301	16,227
Intangible assets	4.2	$171,596	$77,614	$93,982
December 31, 2011
Internal software development costs	3.0	$26,445	$16,884	$9,561
Computer software	5.0	38,715	12,961	25,754
Licenses and intellectual property	5.0	29,092	16,806	12,286
Trademark, trade name and non-compete	2.5	4,334	924	3,410
Customer relationships	6.3	24,295	2,517	21,778
Developed technology	4.6	22,088	3,685	18,403
Intangible assets	4.6	$144,969	$53,777	$91,192

Amortization expense during 2012, 2011 and 2010 was $34.2 million, $22.7 million and $14.4 million, respectively.
Impairment
We evaluate long-lived assets that are subject to amortization for impairment when events or changes in circumstances indicate the carrying value of the assets may not be recoverable. As a result, in 2012 we recorded a $16.9 million charge for the impairment of capitalized software development. These charges are a result of a write-down of certain software utilized by the business which is no longer being pursued by us, in accordance with our strategic direction. A similar write-down of $1.5 million was recorded in 2011.
The annual estimated amortization expense for the above intangible assets as of December 31, 2012 is as follows:

Amount
(in thousands)(1)
2013	$34,705
2014	26,896
2015	17,063
2016	5,473
2017	3,425
Thereafter	1,084
Total	$88,646

(1)	Amount excludes the indefinitely lived assets of CASEE amounting to $2.5 million and the long lived assets of Starcapital amounting to $2.8 million.
8. Variable Interest Entity

Velti, plc
Notes to Consolidated Financial Statements (Continued)

On December 17, 2012, we sold certain non-strategic and legacy assets and liabilities, focused on geographies and certain customers in Southeast and Eastern Europe, to Starcapital, a Cyprus company owned by local, non-executive management of Velti. As a result of the divestment, approximately 75 of our employees transferred to Starcapital or its subsidiaries. The divested assets are characterized by long revenue collection cycles, are located in troubled economies, and have heavy capital expenditure requirements. We recorded a loss of $10.5 million on the sale of those assets.
The consideration for the sale of assets was a $23.5 million non-interest bearing receivable (the Note), issued by Starcapital or its subsidiaries payable in cash in three annual installments as follows: $3.0 million paid on December 31, 2012; $5.2 million to be paid on December 31, 2013, and $15.3 million to be paid on December 31, 2014. There is also potential upside in the event the financial results of the divested operations exceed 2014 expectations.
As part of the consideration for the divestment, we were also given 1) a call option to receive the shares in Starcapital sufficient to cover the outstanding balance on the deferred purchase price consideration, exercisable only upon a payment default by Starcapital 2) a call option to purchase up to 45% of the shares in Starcapital, exercisable in the event of a change of control of Starcapital prior to the third anniversary of completion of the divestment, and 3) cross pledges and guarantees from the shareholders of Starcapital and its subsidiaries for payment on the purchase price due to us. No value was attributed to the upside contingent consideration, the call options, or the cross pledges and guarantees in determining the total consideration for accounting purposes because the likelihood of realizing the upside consideration was not viewed as likely.
At the time of completion of the divestment, Starcapital was thinly capitalized, with the transaction fully financed by the Note. As a result, we determined that we hold a variable interest in Starcapital.
We further determined that while we have no ability to control the day-to-day operations of Starcapital, nor an obligation to absorb operating losses of Starcapital, we should be treated as the primary beneficiary of the Starcapital and required to consolidate its operations. This is based on a determination that Starcapital is thinly capitalized and has no equity a risk, leaving us as the primary beneficiary due to the presence of the remaining $20.6 million balance on the Note. An infusion of sufficient equity by the owners of Starcapital, or a full repayment of the Note by Starcapital in some future period would result in a determination that the Company is no longer the primary beneficiary of Starcapital.
As of December 31, 2012, the net amount of capital at risk is equal to Velti's receivable from Starcapital, which is currently at $20.6 million.
The assets of Starcapital that have been consolidated in our balance sheet can only be used to settle the obligations of Starcapital, and we have no control over the disposition of these assets. None of these assets are anticipated to become obligations of Velti. We are not obligated and do not intend to provide financial support to Starcapital.
The following are the assets and liabilities of Starcapital that have been consolidated in our balance sheet. A statement of operations is not provided because the results are not significant due to the transaction closing late in 2012.

Velti, plc
Notes to Consolidated Financial Statements (Continued)

	As of December 31, 2012
	Consolidated	Starcapital	Velti
ASSETS
Current assets:
Cash and cash equivalents	$36,571	$1,146	$35,425
Trade receivables	150,074	12,399	137,675
Accrued contract receivables	132,957	8,780	124,177
Consideration receivable from Starcapital - current	—	—	4,378
Prepayments	12,733	—	12,733
Other receivables and current assets	12,353	1,327	11,026
Total current assets	344,688	23,652	325,414
Property and equipment, net	13,073	210	12,863
Intangible assets, net	93,982	2,857	91,125
Consideration receivable from Starcapital - non current	—	—	16,187
Goodwill	70,498	—	70,498
Other assets	14,782	1,511	13,271
Total assets	$537,023	$28,230	$529,358
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	$37,786	$704	$37,082
Accrued liabilities	97,374	452	96,922
Consideration payable to Velti - current	—	4,378	—
Deferred revenue and current portion of deferred government grant	12,626	727	11,899
Current portion of acquisition related liabilities	33,352	—	33,352
Current portion of long-term debt and short-term financings	851	—	851
Income tax liabilities	9,953	883	9,070
Total current liabilities	191,942	7,144	189,176
Long-term debt	27,342	—	27,342
Deferred government grant - non-current	1,297	—	1,297
Acquisition related liabilities - non-current	2,221	—	2,221
Consideration payable to Velti - non-current	—	16,187	—
Other non-current liabilities	21,703	4,772	16,931
Total liabilities	244,505	28,103	236,967
Total Velti shareholders' equity	292,394	3	292,391
Non-controlling interests and variable interest entities	124	124	—
Total equity	292,518	127	292,391
Total liabilities and shareholders' equity	$537,023	$28,230	$529,358

9. Short-term financings and long-term debt

Velti, plc
Notes to Consolidated Financial Statements (Continued)

Details of our short-term financings and long-term debt by facility as of December 31, 2012 and 2011 are as follows (in thousands):

Lender	Description / Term	Total Facility	Outstanding as of December 31, 2012	Outstanding as of December 31, 2011	Interest Rate	Security
Short-term financings:
HSBC Bank	Working capital	$1,000	$839	$—	13.25% + 4%	Indian facility supported by a $1.125 million letter of credit issued under the main credit facility that we have with HSBC
ICICI Bank	Working capital	182	closed	182	ICICI I-Base +5.5%	Secured by assets of Air2Web India Pvt Ltd
Other		12	12	—
Long-term debt:
HSBC	Revolving Credit	50,000	27,328	—	LIBOR +2.25% + Unused 0.75%	Substantially all assets of the company
Other		14	14	—
BSTD	Term facility due September 2015	8,611	closed	8,611	3 month Euribor + 4%	Secured by assets of Mobile Interactive Group, Ltd.
ING	Term facility due April 2014	1,151	closed	1,151	Fixed 4.05% to April 2012, then 3 month Euribor + 2.5%	Secured by assets of Mobile Interactive Group, Ltd.
Total debt:			$28,193	$9,944

Future principal repayments under all debt arrangements as of December 31, 2012 are as follows:

Amount
(in thousands)
2013	$851
2014	—
2015	27,342
2016	—
Total	$28,193

Secured Borrowings and Collateralized Receivables
As of December 31, 2012 our accounts receivable were pledged as security against borrowings from HSBC, and none were pledged against borrowing as of December 31, 2011. The weighted average effective interest rate for our outstanding debt was 5.3% and 5.4% as of December 31, 2012 and 2011, respectively.
Revolving Credit Facility
In August 2012, we entered into a $50.0 million multi-currency senior revolving credit facility (the Facility) with HSBC, which expires on August 10, 2015. The face amount may be increased by an additional $50.0 million upon meeting certain requirements and obtaining additional commitments from the existing or new lenders. At the current time, we do not believe that an increase of the credit facility is likely in the near term. Borrowings under the Facility will bear interest at the LIBOR rate plus a spread ranging from 2.25% to 2.75% or an adjusted base rate plus a spread ranging from 1.25% to 1.75%. The spread is dependent upon our leverage ratio, as calculated according to the terms of the loan agreement. We are required to

Velti, plc
Notes to Consolidated Financial Statements (Continued)

pay 0.50% per annum, on the unused portion of the facility, if utilization of the facility is greater than 50%, and 0.75% per annum if utilization is less than 50%.
The Facility contains a number of customary negative and affirmative covenants, including covenants that limit our ability to place liens on our assets, incur additional debt, make investments, enter into acquisitions, merge or consolidate, dispose of assets, pay dividends or make other restricted payments, all subject to certain exceptions. There are also several financial covenants that we are required to maintain, which includes a minimum fixed charge coverage ratio of 1.50 to 1.00, a maximum total leverage ratio of 2.50 to 1.00, a minimum liquidity ratio of 1.25 to 1.00, a minimum asset coverage ratio of 1.50 to 1.00, and a performance to plan test with respect to Consolidated Revenue and Consolidated Adjusted EBITDA. Our ability to use the Facility may be suspended and repayment of any outstanding balances may be required if we are unable to comply with these requirement in the future, or otherwise unable to obtain waivers or amendments.
The Bank approved the amendment of the Facility allowing us to complete the divestment of assets to Starcapital described in Note 8 above, as well as to allow us to increase the permitted software capital expenditures during 2012. As of December 31, 2012, we did not meet our performance to plan test with respect to Consolidated Adjusted EBITDA. The Bank has waived the event of default under the Facility occurring as a result of our failure to meet this financial covenant.
In connection with the execution of the Facility, we repaid the entire outstanding loan of €5.9 million (approximately $7.2 million) to Black Sea Trade and Development Bank during the third quarter of 2012. The total payment of $7.3 million consisted of the outstanding principal balance, accrued interest and fees. We borrowed $7.3 million from the Facility to repay this loan.
10. Income Taxes
The components of our income or (loss) before income taxes were as follows:

	Year Ended December 31,
	2012	2011	2010
	(in thousands)
Country of domicile	$(44,358)	$(31,348)	$(15,522)
Foreign	(19,651)	19,918	3,543
	$(64,009)	$(11,430)	$(11,979)

The components of the provision (benefit) for income taxes are as follows:

	For the Year Ended December 31,
	2012	2011	2010
	(in thousands)
Current
Country of domicile	$—	$—	$—
Foreign	5,456	2,180	1,230
Reserves	6,033	2,367	1,904
Total current	$11,489	$4,547	$3,134
Deferred
Country of domicile	$—	$—	$—
Foreign	(14,324)	(1,608)	6,112
Reserves	—	869	(5,475)
Total deferred	$(14,324)	$(739)	$637
Total provision (benefit)	$(2,835)	$3,808	$3,771

Velti, plc
Notes to Consolidated Financial Statements (Continued)

A reconciliation between the statutory income tax rates of our country of domicile and our effective tax rates as a percentage of income (loss) before income taxes is as follows:

	For the Year Ended December 31,
	2012	%	2011	%	2010	%
	(in thousands, except percentages)
Tax at country of domicile statutory rate	$—	—%	$(1,445)	(12.5)%	$(3,354)	(28.0)%
Foreign earnings at other than country of domicile statutory rates	(2,612)	4.1	(5,985)	(50.6)	(339)	(2.8)
Unrecognized tax Benefits	6,374	(10.0)	2,503	21.7	3,853	32.2
Rate changes	(23)	—	(250)	(2.2)	17	0.1
Permanent items	4,156	(6.5)	5,668	47.8	14	0.1
Deferred tax true-ups	(11,109)	17.3	1,929	16.7	—	—
Valuation allowance	379	(0.6)	1,388	12.0	3,580	29.9
	$(2,835)	4.3%	$3,808	32.9%	$3,771	31.5%

Our statutory tax rate is 0.0% in 2012 as our country of domicile is the Bailiwick of Jersey, which has no corporate income tax. In 2011, our country of domicile was Ireland, which has a 12.5% corporate income tax rate. The foreign tax differential presented in the above rate reconciliation schedule is due to foreign income and losses in jurisdictions where the tax rates are significantly higher than the statutory rate.
The components of the current and long-term deferred tax assets and liabilities, net, consist of the following:

	As of December 31,
	2012	2011
	(in thousands)
Current deferred tax assets:
Accrued expenses (including amounts subject to settlement) and allowances	$4,269	$6,400
Other	—	526
Total current deferred tax assets	4,269	6,926
Non-current deferred tax assets:
Depreciable assets	(401)	(2,083)
Net operating losses	17,874	14,208
Other	3,632	547
Total non-current deferred tax assets	21,105	12,672
Total deferred tax assets	25,374	19,598
Valuation allowance	(14,201)	(13,382)
Non-current deferred tax assets, net	11,173	6,216
Current deferred tax liabilities:
Accrued revenues	(2,628)	(6,186)
Non-current deferred tax liabilities:
Intangible assets	(6,139)	(10,180)
Deferred tax assets (liabilities), net	$2,406	$(10,150)

The increase in valuation allowance was $0.8 million, $6.2 million, and $4.8 million during 2012, 2011 and 2010, respectively.
We had total net operating loss carryforwards of $99.6 million, $95.6 million and $71.8 million as of December 31, 2012, 2011, and 2010 respectively. These net operating loss carryforwards are available to offset taxable income in the future. As of December 31, 2012, we had $64.6 million of U.S.net operating loss carryforwards which will expire in 2020 through 2032. We

Velti, plc
Notes to Consolidated Financial Statements (Continued)

also had $30.1 million of U.K. net operating loss carryforwards which have no expiration date. The remaining $4.9 million of net operating loss carryforwards in other jurisdictions will begin to expire in 2015.
Utilization of our net operating loss and tax credit carryforwards may be subject to substantial annual limitation due to the ownership change limitations provided under the law of various tax jurisdictions. Such an annual limitation could result in the expiration of the net operating loss and tax credit carryforwards before utilization.
We periodically evaluate the realizability of the deferred tax assets and recognize the tax benefit only as reassessment demonstrates that they are realizable. At such time, if it is determined that it is more likely than not that the deferred tax assets are realizable, the valuation allowance will be adjusted. Our deferred tax assets that were determined to be realizable in the future were $11.2 million and $6.2 million as of December 31, 2012 and 2011, respectively. The valuation allowance was $14.2 million and $13.4 million as of December 31, 2012 and 2011, respectively. A significant portion of the change in valuation allowance relates to tax assets established in accounting for our acquisitions.
As of December 31, 2012, $67.8 million of undistributed earnings for our foreign subsidiaries are considered indefinitely reinvested in the respective operations. No provision has been made for taxes that might be payable upon remittance of such earnings, nor is it practicable to determine the amount of this liability.
A reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows:

	As of December 31,
	2012	2011
	(in thousands)
Balance as of January, 1	$11,989	$7,641
Gross increases — current year tax positions	6,376	3,375
Gross increases — prior year tax positions	187	1,904
Gross decreases — current year tax positions	(1,365)	(931)
Balance as of December 31	$17,187	$11,989

The Company does not anticipate a significant change to the $17.2 million long-term uncertain income tax positions within the next 12 months.

Our policy for deducting interest and penalties is to treat interest as interest expense and penalties as taxes. As of December 31, 2012, we had $1.2 million accrued for the payment of interest and penalties related to unrecognized tax benefits.
We file income tax returns in various tax jurisdictions around the world. While we are not currently under audit in the major taxing jurisdictions in which we are subject to tax, the tax years 2008 to 2012 generally remain open to examination. However, we do not believe that the total amount of unrecognized tax benefits will significantly change within the next 12 months.
11. Commitments and Contingencies

(a)	Operating Lease Commitments
The future aggregate minimum lease payments under non-cancellable operating leases as of December 31, 2012 are as follows:

Velti, plc
Notes to Consolidated Financial Statements (Continued)

Amount
(in thousands)
2013	$5,087
2014	4,515
2015	3,751
2016	3,603
2017	3,222
Thereafter	5,073
Rent expense was $6.0 million, $3.7 million and $2.6 million during 2012, 2011 and 2010, respectively.

(b)	Guarantees and Indemnifications
ASC 460, Guarantees, requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the amount of obligations it assumes under that guarantee.
We periodically establish irrevocable bank guarantees in favor of a customer in connection with a campaign guaranteeing minimum net revenue or covering costs of a campaign. As of December 31, 2012 and 2011, the aggregate amount of our outstanding commitments under such letters of guarantee was $6.8 million and $2.7 million, respectively. We accrue for known obligations when a loss is probable and can be reasonably estimated. There were no accruals for expenses related to our performance guarantees for any period presented.
As permitted under the laws of the Bailiwick of Jersey and the Republic of Ireland, and in accordance with our bylaws, we indemnify our officers and directors for certain events or occurrences, subject to certain limits, while the officer or director is or was serving at our request in such capacity. The maximum amount of potential future indemnification is unlimited; however, we maintain director and officer liability insurance that limits our exposure and may enable us to recover a portion of any future amounts paid. We believe the fair value for these indemnification obligations is immaterial. Accordingly, we have not recognized any liabilities relating to these obligations as of December 31, 2012 and 2011.
Pension and Other Post-Retirement Obligations
We are required under Greek law to make a payment to employees on unfair dismissal or on attaining normal retirement age. The amount of the payment depends on the employees' monthly earnings (capped at €6,000 per month, or approximately $8,200) and a multiple which depends on length of service. The most recent independent actuarial valuation was carried out as of December 31, 2012. As of December 31, 2012 and 2011, we have included $494,000 and $551,000, respectively in other non-current liabilities for this obligation. As of December 31, 2012, our retirement benefits obligations were unfunded.
Our U.K. entities participate in a defined contribution scheme where the total pension obligation is charged to the income statement as it is incurred with no future obligation or prepaid amount. The value is based on a percentage of participating employee salaries and Velti's contribution totaled $12,000 in 2012.
Indemnification Claims
We have periodically received letters on behalf of customers notifying us that such customers had received letters from a third party alleging that certain of our customer's applications using our technology infringed the patent rights of the third party. In turn, our customers have alleged that we are obligated to indemnify them against any damages incurred relating to these matters as the claims allegedly relate to products or services that we provide to the customers. We are currently investigating the related issues.
Patent Litigation
On March 9, 2012, Augme Technologies, Inc. filed a complaint against Velti USA, Inc. in the United States District Court for the District of Delaware (case no. 1:12cv294), alleging infringement of three patents held by Augme. On May 4, 2012, Velti

Velti, plc
Notes to Consolidated Financial Statements (Continued)

responded to the complaint by filing a motion to dismiss and motion to strike certain claims in the complaint. On May 18, 2012, in response to the motion, Augme filed an opposition and also filed a First Amended Complaint. The Company responded to the First Amended Complaint (and asserted counterclaims of non-infringement and invalidity) on June 4, 2012. On March 22, 2013, Velti Limited and Velti entered into a settlement with Augme, pursuant to which Augme and Velti settled the two pending lawsuits as between each other. Pursuant to the settlement, (i) Augme has granted Velti a paid-up license in all patents owned by Augme with a priority date on or before March 22, 2013 for the life of those patents, (ii) Velti has granted Augme a paid-up license in all patents owned by Velti with a priority date on or before March 22, 2013, (iii) Augme and Velti have covenanted not to sue each other on such patents, (iv) Augme and Velti have dismissed the lawsuits as to each other with prejudice with each side to bear its own costs, (v) Augme and Velti have released each other as to the subject matter of the lawsuits with neither party making any admission of liability, and (vi) Velti will pay Augme a lump sum payment of $200,000 no later than 10 business days following the dismissal of the lawsuits. On March 29, 2013, the Court granted a joint motion to dismiss the case with prejudice, pursuant to the settlement agreement. The matter is now officially closed.
In re A2P SMS Antitrust Litigation
On June 14, 2012, Air2Web, Inc., was named as a defendant in a consolidated class action complaint filed in the United States District Court for the Southern District of New York on behalf of a purported class of lessees of common short codes used in application-to-person SMS messaging. In re A2P SMS Antitrust Litigation, Case No. 12-cv-2656 (AJN). The plaintiffs allege that the defendants, which include all major U.S. wireless carriers, CTIA - The Wireless Association®, WMC Global, Inc., and certain aggregators (including Air2Web) violated federal antitrust law by conspiring to reduce competition and fix prices in, and conspiring to monopolize, the market for application-to-person SMS transmission in the United States. The plaintiffs seek injunctive relief and treble damages, in an undisclosed amount, jointly and severally from all defendants for injuries allegedly sustained from April 5, 2008, until the present. On August 14, 2012, several groups of defendants, including Air2Web, filed motions to dismiss the complaint in its entirety, and a number of defendants also filed motions to compel arbitration of this dispute and to stay these proceedings pending arbitration. A decision on those motions is pending. Plaintiffs have not yet responded to those motions. Because this action is in its very early stages, and due to the inherent uncertainties surrounding the litigation process, we are unable to reasonably assess the likelihood of any particular outcome at this time.
12. Share-Based Compensation
Equity Incentive Plans
Our General Share Incentive Plan allows for the award of (i) share options, (ii) deferred share awards, (iii) conditional share awards and (iv) share appreciation rights. Only our employees, certain advisors and consultants and employee directors are eligible to participate in this plan. Vesting is allowed based on time-based or performance-based criteria.
Our 2009 U.S. Employee Share Incentive Plan allows for the award of: (i) incentive share options, (ii) non-qualified share options, (iii) restricted share awards and (iv) unrestricted share awards. Only our employees, certain advisors and consultants or employees of our affiliates are eligible to participate in this plan. The maximum number of shares which may be issued pursuant to awards made under the U.S. Employee Share Incentive Plan is 5,250,000 shares. Grants under this plan may have time-based or performance-based vesting.
Our 2009 U.S. Non-Employee Share Incentive Plan allows for the award of: (i) share options, (ii) restricted share awards and (iii) unrestricted share awards. Only our non-employee directors and consultants, and non-employee directors and consultants of our affiliates, are eligible to receive awards under the U.S. Non-Employee Share Incentive Plan. The maximum number of shares which may be issued pursuant to awards made under the U.S. Non-Employee Share Incentive Plan is 750,000 shares. Grants under this plan may have time-based or performance-based vesting.
The maximum number of shares which may be issued in aggregate under all of our share incentive plans must not exceed 15% of our outstanding ordinary share capital on the date of grant, less all equity awards made in the prior three years pursuant to such share incentive plans that have not yet vested or that are subject to share options that have not yet been exercised.
We grant deferred share awards to our employees as part of our compensation package. We also grant share options to some of our employees and consultants in addition to deferred share awards. Our deferred share awards typically vest over four years at the rate of 25% per year on the anniversary of the date of grant; however, our deferred share awards granted to our non-executive

Velti, plc
Notes to Consolidated Financial Statements (Continued)

directors and a portion of the deferred share awards granted to our executive officers, vest over one year in equal monthly tranches. In March 2012, we issued fully vested deferred share awards to employees as discretionary bonuses in lieu of payment of cash bonuses. We also periodically award fully vested shares as a sign on bonus to newly hired employees. Shares are only issued to a participant when the deferred share award vests in accordance with any vesting schedule specified in the award agreement following receipt of payment of the aggregate nominal (par) value of £0.05 per ordinary share. The deferred share award recipient is responsible for all applicable taxes payable on the award.
All of our share options have an exercise price equal to the market price of our ordinary shares on the date of grant. Our options typically vest over a four-year period at the rate of 25% per year on the anniversary of the date of grant, although from time to time we issue share options with shorter vesting terms.
Deferred Share Awards
Details of our deferred share awards are as follows:

	Number of Shares	Weighted Average Exercise Price Per Share	Weighted Average Grant Date Fair Value Per Share	Weighted Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding as of January 1, 2010	2,155,366	$0.09			6,162
Share awards granted	1,206,958	$0.07	$6.39		$7,711
Forfeited	(670,056)	$0.09
Vested deferred share awards	(636,284)	$0.10			$3,283
Outstanding as of December 31, 2010	2,055,984	$0.08		1.22	$13,850
Share awards granted	1,768,299	$0.08	$11.17		$19,756
Forfeited or failed to vest	(364,383)	$0.08
Vested deferred share awards	(1,454,455)	$0.08			$24,347
Outstanding as of December 31, 2011	2,005,445	$0.08		1.80	$13,287
Share awards granted	3,843,987	$0.08	$9.98		$38,356
Forfeited or failed to vest	(728,976)	$0.08
Vested deferred share awards	(1,301,510)	$0.08			$10,576
Outstanding as of December 31, 2012	3,818,946	$0.08		1.72	$16,880

For deferred share awards, the fair value on the date of grant approximates market value as the exercise price equals the nominal (par) value of £0.05 (remeasured into U.S. dollars on grant date) per ordinary share. The aggregate estimated grant date fair value therefore approximates the intrinsic value disclosed in the table above.
Share Options
Details of share option activity are as follows:

Velti, plc
Notes to Consolidated Financial Statements (Continued)

	Number of options	Weighted Average Exercise Price	Weighted Average Grant Date Fair Value	Weighted Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding as of January 1, 2010	970,183	$2.65		6.16	$565
Share options granted	3,035,587	$5.47	$3.45
Forfeited share options	(507,955)	$3.24
Exercised options	(4,995)	$2.66			$43
Outstanding as of December 31, 2010	3,492,820	$5.01		8.90	$10,140
Share options granted	1,822,812	$11.17	$6.40
Forfeited share options	(519,533)	$6.48
Exercised options	(113,402)	$3.69			$1,034
Outstanding as of December 31, 2011	4,682,697	$7.17		8.49	$6,028
Share options granted	1,256,823	$10.33	$5.73
Forfeited share options	(648,388)	$9.10
Exercised options	(397,341)	$3.48			$2,671
Outstanding as of December 31, 2012	4,893,791	$8.03		7.81	$265

The aggregate estimated grant date fair value was $7.2 million, $11.6 million and $10.4 million for options granted to employees during 2012, 2011 and 2010, respectively.
The following table summarizes information regarding our outstanding and exercisable options as of December 31, 2012:

	Outstanding			Exercisable
Range of Exercise Prices	Number of Option Shares	Weighted-Average Exercise Price per Share	Remaining Weighted-Average Contractual Term (Years)	Number of Option Shares	Weighted-Average Exercise Price Per Share	Aggregate Intrinsic Value
$2.57 - $2.73	144,654	$2.67	3.5	97,882	$2.71
$4.95 - $4.95	2,004,743	$4.95	7.3	1,115,420	$4.95
$6.26 - $9.45	966,088	$8.17	8.4	340,997	$8.58
$9.46 - $11.95	877,328	$10.74	9.0	34,833	$10.04
$12.10 - $15.46	816,449	$12.47	7.9	227,201	$12.42
$15.58 - $18.47	84,529	$17.26	8.5	21,135	$17.26
	4,893,791	$8.03	7.8	1,837,468	$6.67	$175,496

The fair value of our share options was estimated at the date of grant using the Black-Scholes model with the following assumptions:

	Year Ended December 31,
	2012	2011	2010
Share Options Valuation Assumptions
Expected volatility	60%	60%	60%
Expected life in years	6.21	6.25	6.25
Risk free rate	0.67% - 1.15%	1.1% - 2.5%	2.5%
Expected dividends	—	—	—

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
During 2012, 2011 and 2010 we recognized total share-based payment expense under equity incentive plans as follows:

	Year Ended December 31,
	2012	2011	2010
	(in thousands)
Datacenter and direct project costs	$3,132	$3,549	$443
General and administrative expenses	10,912	11,735	2,613
Sales and marketing expenses	8,209	8,288	2,231
Research and development expenses	5,203	4,055	985
	$27,456	$27,627	$6,272

There was no recognized tax benefit recorded during 2012, 2011 and 2010 related to share-based compensation expense. As of December 31, 2012, there was $16.9 million, of total unrecognized share-based compensation expense related to deferred share awards awarded under our share incentive plans expected to be recognized over a weighted-average recognition period of 1.7 years. As of December 31, 2012, there was $6.5 million of total unrecognized share-based compensation expense related to share options expected to be recognized over a weighted-average recognition period of 1.3 years.
In March 2011, certain performance based deferred share awards granted to employees in 2009 were approved for vesting by our board of directors. The performance metrics of these awards were set at the time of grant based on then current projections of company performance under IFRS for 2009 and 2010. These metrics did not contemplate our conversion to U.S. GAAP, the impact of acquisitions completed during 2009 and 2010, or the impact on our results of preparing for and completing our U.S. public offering. Due to the judgment required to reconcile actual company performance with the original metrics, it was determined that any vesting would be required to be treated as a modification under the guidance in ASC 718. This required the fair value of the awards to be remeasured on the vesting approval date, with the incremental fair value charged to expense over the remaining vesting period. As a result, we recognized additional compensation expense of approximately $10.5 million during 2011.
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
13. Related Party Transactions
Starcapital is an equity investor in several entities, each of which we divested and transferred to Starcapital or its subsidiaries in a transaction completed in December 2012. Previously, we have had sale and purchase transactions with these entities divested to Starcapital. The following is a summary of the transactions and balances:

Velti, plc
Notes to Consolidated Financial Statements (Continued)

	Year Ended December 31,
	2012	2011	2010
	(in thousands)
Sales and services rendered	$3,931	$6,012	$6,228
Purchases	$939	$5,262	$3,833

	As of December 31,
	2012	2011
	(in thousands)
Trade receivables	$4,622	$3,903
Accrued and other receivables	$4,043	$5,473
Trade payables	$166	$180
Velti, plc
Schedule II
Valuation and Qualifying Accounts

	Balance at Beginning of Year	Additions and Charges to Expenses	Write-offs and Deductions	Total
	(in thousands)
Allowance for doubtful accounts (trade and accrued contract) receivable:
Year ended December 31, 2012	$808	$7,420	$(223)	$8,005
Year ended December 31, 2011	$135	$673	$—	$808
Year ended December 31, 2010	$135	$10	$(10)	$135
Deferred tax valuation allowance:
Year ended December 31, 2012	$13,382	$819	$—	$14,201
Year ended December 31, 2011	$7,220	$6,162	$—	$13,382
Year ended December 31, 2010	$2,466	$4,754	$—	$7,220